As filed with the Securities and Exchange Commission on August 1, 2006

Registration No. 333-135482

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HEXION U.S. FINANCE CORP.

(Exact name of registrant as specified in charter)

Delaware	2821	20-1362484
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

180 East Broad Street

Columbus, Ohio 43215

(614) 225-4000

HEXION NOVA SCOTIA FINANCE, ULC

(Exact name of registrant as specified in charter)

Nova Scotia, Canada	2821	None
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

180 East Broad Street

Columbus, Ohio 43215

(614) 225-4000

GUARANTORS LISTED ON SCHEDULE A HERETO

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Ellen German Berndt, Esq.

Hexion U.S. Finance Corp.

180 East Broad Street

Columbus, Ohio 43215

(614) 225-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

With a copy to:

William B. Kuesel, Esq.

O’Melveny & Myers LLP

7 Times Square

New York, New York 10036

(212) 326-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Note	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Second-Priority Senior Secured Floating Rate Notes Due 2010	$150,000,000	100%	$150,000,000	$16,050.00
Guarantees of Second-Priority Senior Secured Floating Rate Notes Due 2010				(3)

(1)	The registration fee has been calculated pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended. The proposed maximum offering price is estimated solely for purpose of calculating the registration fee.
(2)	Paid by wire transfer
(3)	Pursuant to Rule 457(n), no additional registration fee is payable with respect to the guarantees.

The registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SCHEDULE A

Guarantor	State or Other Jurisdiction of Incorporation or Organization	Address of Registrants’ Principal Executive Offices	I.R.S. Employer Identification Number
Hexion Specialty Chemicals, Inc.	New Jersey	180 East Broad Street Columbus, Ohio 43215 (614) 225-4000	13-0511250
Borden Chemical Investments, Inc.	Delaware	180 East Broad Street Columbus, Ohio 43215 (614) 225-4000	51-0370359
Borden Chemical Foundry, Inc.	Delaware	180 East Broad Street Columbus, Ohio 43215 (614) 225-4000	31-1766429
HSC Capital Corporation	Delaware	1600 Smith St., 24th Floor Houston, TX 77002 (832) 366-2300	76-0660306
Lawter International Inc.	Delaware	1600 Smith St., 24th Floor Houston, TX 77002 (832) 366-2300	36-1370818
Borden Chemical International, Inc.	Delaware	180 East Broad Street Columbus, Ohio 43215 (614) 225-4000	20-2833048
Oilfield Technology Group, Inc.	Delaware	15115 Park Row, Ste. 110 Houston, TX 77084 (218) 646-2800	20-2873694
Hexion CI Holding Company (China) LLC	Delaware	180 E. Broad St., Columbus, OH 43215 (614) 225-4000	20-3907441

The information in this prospectus is not complete and may be changed. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

Subject to completion, dated August 1, 2006

PROSPECTUS

Offer to Exchange

$150,000,000 aggregate principal amount of the Registrants’ Second-Priority Senior Secured Floating Rate Notes Due 2010 and the guarantees thereof, which have been registered under the Securities Act of 1933 for $150,000,000 aggregate principal amount of the Registrants’ outstanding Second-Priority Senior Secured Floating Rate Notes Due 2010 and the guarantees thereof.

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $150,000,000 aggregate principal amount of our registered Second-Priority Senior Secured Floating Rate Notes Due 2010 and the guarantees thereof, which we refer to as the exchange notes, for a like principal amount of our outstanding Second-Priority Senior Secured Floating Rate Notes Due 2010 and the guarantees thereof, which we refer to as the old notes. We refer to the old notes and the exchange notes collectively as the notes. The terms of the exchange notes and the guarantees thereof are identical to the terms of the old notes and the guarantees thereof in all material respects, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the old notes. Each of the notes are irrevocably and unconditionally guaranteed by Hexion Specialty Chemicals, Inc. and its domestic subsidiaries which guarantee its obligations under the new senior secured credit facilities.

We will exchange any and all old notes that are validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on                     , 2006, unless extended.

We have not applied, and do not intend to apply, for listing the notes on any national securities exchange or automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

See “ Risk Factors” beginning on page 27 of this prospectus for a discussion of certain risks that you should consider before participating in this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules of the Securities and Exchange Commission, or the SEC, the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

The notes may not be offered or sold in or into the United Kingdom by means of any document except in circumstances that do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995. All applicable provisions of the Financial Services and Markets Act 2000 must be complied with in respect of anything done in relation to the notes in, from or otherwise involving or having an effect in the United Kingdom.

The notes have not been and will not be qualified under the securities laws of any province or territory of Canada. The notes are not being offered or sold, directly or indirectly, in Canada or to or for the account of any resident of Canada in contravention of the securities laws of any province or territory thereof.

Until                     , 2006 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus.

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PROSPECTUS SUMMARY

This summary highlights information about Hexion Specialty Chemicals, Inc. and the notes contained elsewhere in this prospectus. It is not complete and may not contain all the information that may be important to you. You should carefully read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors.” In this prospectus, except as otherwise indicated herein, or as the context may otherwise require (i) all references to “Borden Chemical” refer to Borden Chemical, Inc. and its subsidiaries prior to the Hexion Formation (as defined in “—Hexion Specialty Chemicals, Inc.—The Prior Transactions, the Hexion Formation and the Hexion Refinancings”), (ii) all references to “Issuers” refer to Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC, the co-issuers of the notes, (iii) all references to “Resolution Performance” refer to Resolution Performance Products Inc. and its subsidiaries prior to the Hexion Formation, provided that with respect to financial data, all references to “Resolution Performance” refer to Resolution Performance Products LLC, a former wholly-owned operating subsidiary of Resolution Performance Products, Inc., and its subsidiaries, (iv) all references to “Resolution Specialty” refer to Resolution Specialty Materials Inc. and its subsidiaries prior to the Hexion Formation and (v) all references to “Bakelite” refer to Bakelite Aktiengesellschaft and its subsidiaries prior to the Bakelite Transaction.

Overview

We are the world’s largest producer of thermosetting resins, or thermosets. Thermosets are a critical ingredient for virtually all paints, coatings, glues and other adhesives produced for consumer or industrial uses. We are focused on providing a broad array of thermosets and associated technologies, with leading market positions in all key markets served. Our breadth of related products provides us with significant advantages across our operations, technologies and commercial organizations, while our scale provides us with significant efficiencies in our fixed and variable cost structure, allowing us to compete effectively throughout the value chain. In areas where it is advantageous, we are able to internally produce strategic raw materials, providing us with a lower cost operating structure and security of supply. Our value-added, technical service-oriented business model enables us to effectively participate in high-end specialty markets, while our scale enables us to extract value from higher volume applications.

Thermosets are developed to meet the performance characteristics required for each specific end use product. The type of thermoset used and how it is formulated, applied and cured determines the key attributes, such as durability, gloss, heat resistance, adhesion or strength of the final product. Hexion has the broadest range of thermoset resin technologies, with world class research, applications development and technical service capabilities. The total global thermoset resins market is approximately $34 billion in annual sales and includes products such as polyurethanes, urea-formaldehyde, phenol-formaldehyde, unsaturated polyesters, epoxies and melamine-formaldehyde. The key product areas of the global thermoset resins market upon which we focus and in which we have leading market positions is approximately $19 billion in annual sales, which excludes polyurethanes, unsaturated polyesters and furans/other.

Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products and automotive coatings, as well as higher growth markets, such as composites, UV cured coatings and electrical laminates. As of March 31, 2006, we had 94 production sites globally, and produce many of our key products locally in North America, Latin America, Europe and Asia. Through our worldwide network of strategically located production facilities, we serve more than 10,000 customers in over 100 countries. Our global customers include leading companies in their respective industries, such as 3M, Ainsworth, Ashland Inc., BASF, Bayer, DuPont, GE, Halliburton, Honeywell, Huntsman, Louisiana-Pacific, Owens Corning, PPG Industries, Sumitomo, Sun Chemical, Valspar and Weyerhaeuser.

Hexion was formed on May 31, 2005 through the combination of Borden Chemical (including Bakelite), Resolution Performance and Resolution Specialty. We believe the consolidation of these entities will provide us with significant opportunities for growth through global product line management, as well as considerable opportunities to increase operational efficiencies, reduce fixed costs, optimize manufacturing assets and improve the efficiency of capital spending. In 2005 and for the three months ended March 31, 2006, on a pro forma basis, we generated pro forma net sales of $4.7 billion and $1.2 billion, respectively. In 2005, 58% of our pro forma net sales were derived from sales to North America, 32% to Western Europe and 10% to Asia-Pacific, Latin America, Eastern Europe and other emerging markets. As of March 31, 2006, after giving pro forma effect to the Hexion Refinancings, we would have had $2.8 billion principal amount of outstanding indebtedness and $0.2 billion of cash and equivalents.

Our Business

Our organizational structure is based on the products we offer and the markets we serve and at March 31, 2006 consisted of four operating divisions that are directly aligned with our reportable segments: Epoxy and Phenolic Resins, Formaldehyde and Forest Products Resins, Coatings and Inks, and Performance Products. The thermosets produced in each of our operating divisions and segments are used in two primary applications: adhesive & structural and coating. The table below illustrates our pro forma net sales to external customers for the year ended December 31, 2005 segregated by our two primary applications as well as the major product lines, major industry sectors, major end-use markets and key differentiating characteristics relative to each primary application.

	Adhesive & Structural	Coating
2005 Pro Forma Net Sales	$3.4 billion	$1.3 billion

Major Products	• Formaldehyde based resins and intermediates • Epoxy resins and intermediates • Composite resins • Phenolic encapsulated substrates • Molding compounds	• Epoxy coating resins • Polyester resins • Alkyd resins • Acrylic resins • Ink resins and additives • Versatic acids and derivatives

Major Industry Sectors Served

•   Wood products and furniture

•   Transportation and industrial

•   Electrical equipment and appliances

•   Electronic products

•   Oil and gas field support

•   Marine and recreational (boats, RVs)

•   Chemical manufacturing

• Home building and maintenance • Transportation and industrial • Electrical equipment and appliances • Furniture • Printing • Chemical manufacturing

Major End-Use Markets	• Plywood, particleboard, OSB, MDF • Carbon and glass fiber composites • Automotive friction materials • Furniture • Construction • Electrical laminates • Foundry • Oil and gas field proppants	• Decorative paints • Auto coatings • Marine and industrial coatings • Construction and maintenance coatings • Printing inks • Specialty coatings

Key Characteristics of Resins	• Strength • Adhesion • Resistance (heat, water, electricity)	• Durability • Gloss and color retention • Resistance (water, UV, corrosion, temperature) • Strength

Adhesive & Structural Products and Market Applications

We are a leading global supplier of thermosets used in adhesive and structural applications. These products are used in a variety of end-markets including residential, commercial and industrial construction and repair/remodeling, furniture manufacture, automotive, oil and gas, chemicals and electronics. In 2005, sales of products used in adhesive & structural applications contributed approximately $3.4 billion to our total pro forma net sales. Our key products serving adhesive & structural applications include:

•	Formaldehyde Based Resins and Intermediates. We are the leading producer of formaldehyde based resins for the forest products industry in North America with a 44% market share by volume and also hold significant positions in Europe, Latin America and Australia. Our products are used in a wide range of applications in the construction, automotive, electronics, oil drilling and steel industries. We are also the world’s largest producer of specialty phenolic resins and formaldehyde. We internally consume the majority of our formaldehyde production, giving us a significant competitive advantage.

•	Epoxy Resins and Intermediates. We are the world’s largest supplier of epoxy resins. Epoxy resins comprise the fundamental building blocks of many types of materials, such as formulated composite resins and structural adhesives and are often used in the auto, aerospace and electronics industries due to their unparalleled strength and durability. We also provide complementary products such as epoxy modifiers, curing agents, reactive diluents and specialty liquids.

•	Composite Resins. We are a leading producer of resins used in composites. Composites are a fast growing class of materials which are used in a wide variety of applications ranging from airframes and windmill blades to golf clubs. We supply epoxy resins to fabricators in the aerospace, sporting goods and pipe markets with a 50% market share in the United States and a 44% market share in Europe. In addition to epoxy, we manufacture resins from unsaturated polyester (UPR), which are generally combined with fiberglass for applications ranging from boat hulls to bathroom fixtures.

•	Phenolic Encapsulated Substrates. We are a leading producer of phenolic encapsulated sand and ceramic substrates used in oil field services and foundry applications. Our highly specialized compounds are designed to perform under extreme conditions, such as intense heat, high-stress and corrosive environments. In the oil field services industry we have a 45% global market share in resin encapsulated proppants, which are used to enhance oil and gas recovery rates and extend well life. We are also the leading producer by volume of foundry resins in North America with a 48% market share. Our foundry resin systems are used by major automotive and industrial companies for precision casting.

•	Molding Compounds. We are the leading producer of molding compounds in Europe, with an estimated market share of 64%. We formulate and produce a wide range of phenolic, polyester and epoxy compounds used to manufacture components requiring heat stability, electrical insulation, fire resistance and durability.

Coating Products and Market Applications

We are also a leading global supplier of resins used in surface coating applications. Our coating products are used by customers in a variety of end-markets including architectural coatings, civil engineering, electronics, automotive and a wide variety of applications in the industrial and consumer markets. In 2005, sales of products used in coating applications contributed approximately $1.3 billion to our total pro forma net sales. Our key products serving coating applications include:

•	Epoxy Coating Resins. In addition to the adhesive uses mentioned previously, epoxy resins are used for a variety of high-end coating applications which require the superior strength and durability of epoxy. Examples include protective coating for industrial and domestic flooring, pipe, marine and construction applications, powder coatings and automotive coatings.

•	Polyester Resins. We are a leading supplier of polyester coatings resins in North America with a market share of 10% and are also a major producer in Europe with a powder coatings market share of 10%. We provide custom polyester resins, both liquid and powder, to customers for use in industrial coatings requiring specific properties such as gloss and color retention, resistance to corrosion and flexibility. Polyester coatings are typically used in transportation, automotive, machinery, appliances and metal office furniture.

•	Alkyd Resins. We share the leading position in alkyd resins in North America with a market share of 31% and are a major producer in Europe, specifically in Scandinavia and Italy. We provide alkyd resins to customers for use in the manufacture of professional grade paints and coatings. Our alkyd resins business shares an integrated production platform with our polyester resins business, which allows for flexible sourcing, plant balancing and economies of scale.

•	Acrylic Resins. We are a supplier of acrylic resins (solvent and water-based) in North America and Europe. Acrylic resins are used for interior trim paints and exterior applications where weathering protection, color and gloss retention are critical. In addition, we produce a wide range of specialty acrylic resins for marine and maintenance paints and automotive topcoats. We are also a low cost producer of acrylic monomer, the key raw material for our acrylic resins. This ability to produce key raw materials gives us a competitive cost advantage relative to our competitors and ensures adequacy of supply.

•	Ink Resins and Additives. We are the world’s largest producer of ink resins and associated products with a market share of 15%. Ink resins are used to apply ink to a variety of different substrates including paper, cardboard, metal foil and plastic. We are also a provider of formulated UV-cure coatings and inks. Our proprietary technology has enabled us to gain a leading position in the global fiber optic market.

•	Versatic Acids and Derivatives. We are the world’s largest producer of versatic acids and derivatives, with a market share of 76%. Versatic acids and derivatives are specialty monomers which provide significant performance advantages to finished coatings, including superior adhesion, flexibility, ease of application and other high performance characteristics. Applications for versatic acids and derivatives include decorative, automotive and protective coatings as well as other uses, such as pharmaceuticals and personal care products.

Competitive Strengths

We are one of the leading specialty chemical companies in the world based on the following competitive strengths:

World’s Largest Thermoset Resins Producer. We are the world’s largest producer of thermoset resins with leading positions across various end-markets and geographies. Our global scale and breadth of product line provide us with significant advantages over many of our competitors. We are first or second in market position by volume in our key product areas, which collectively represent more than 75% of our pro forma 2005 net sales.

Unique Selling Proposition. The majority of our customers require solutions that are tailored to their individual production needs and require a high degree of technical service and customized product formulations. Our diverse thermoset product offering allows us to leverage related technologies across geographies, customers and end-markets in order to provide a broad range of product and technical service solutions. As a result, we have cultivated stable, longstanding customer relationships.

Global Infrastructure. We believe our global scope and our ability to internally produce key raw materials give us an advantage compared with many of our smaller competitors. We believe that we are well positioned in higher growth regions and will continue to grow internationally.

Low Cost Position. Our low cost manufacturing position is the result of our 94 production sites strategically located throughout the world and our selectively integrated supply position in critical intermediate materials. Our ability to internally produce key raw materials provides us a significant cost advantage over our competitors. Furthermore, our large market position and scale in each of our key product markets provides us with significant purchasing and manufacturing efficiencies.

Well Positioned in Diverse End-Markets and Higher Growth Sectors. We have a diversified revenue and customer base in a variety of end-markets and geographies. Our products are used in a broad range of applications and are sold into stable markets, as well as higher growth markets.

Strong Free Cash Flow. We expect to generate strong free cash flow (cash flow from operating activities less anticipated capital expenditures) due to our size and position within the thermoset resins industry, and the industry leading cost structure we have in place. Additionally, we expect to realize significant synergies from the Hexion Formation which should further improve free cash flow.

Strong Management Team. We believe that we have a world-class management team led by Craig O. Morrison, our President and Chief Executive Officer, and William H. Carter, our Chief Financial Officer. Marvin O. Schlanger, former Chief Executive Officer of Arco Chemical and Resolution Performance, is our Vice Chairman. Our management team has demonstrated expertise in growing our businesses organically, integrating acquisitions and executing on significant cost cutting programs.

Strategy

We are focused on augmenting our growth, as well as increasing shareholder value, return on investment, cash flows and profitability. We believe we can achieve these related goals through the following strategies:

Utilize Our Integrated Platform Across Product Offerings. As the world’s largest producer of thermoset resins, we have an opportunity to provide our customers with a broad range of resins products on a global basis. We believe this provides us the opportunity to become a global, comprehensive solutions provider to our customers rather than simply offering a particular product, selling in a single geography or competing on price.

Develop and Market New Products. We will continue to expand our product offerings through internal innovation, joint research and development initiatives with our customers and research partnership formations. In 2005, on a pro forma basis, we incurred approximately $67 million in research and development expenses, which represented approximately 1.4% of our pro forma net sales during that period.

Expand Our Global Reach In Faster Growing Regions. We are focused on growing our business in the Asia-Pacific, Eastern Europe and Latin American markets, where the usage of our products is increasing. Furthermore, by combining sales and distribution infrastructures, we expect to accelerate the penetration of our high-end, value-added products into new markets.

Increase Margins Through Focus on Operational Excellence. We believe that through the combination of four stand-alone global resin companies, there will be opportunities to extract substantial cost savings in the near future. Management is currently targeting $250 million in synergies from the Hexion Formation, of which $125 million of net cost savings have been specifically identified. Management has developed detailed implementation plans to achieve the $125 million of cost savings. We achieved cost savings of $20 million in 2005 and $11 million in the first quarter of 2006. We expect that approximately 60% of the $125 million near term cost savings will be achieved by the end of 2006 with the remainder expected to be achieved in the following year. Through March 31, 2006, we have incurred one-time costs of approximately $13 million in connection with implementing these synergies and we expect to incur additional one-time costs of $62 million through 2007. Management has specifically identified a number of areas for savings and is actively pursuing key components of this strategy.

Pursue Targeted Add-On Acquisitions and Joint Ventures. The global thermoset resin industry is highly fragmented and is comprised of numerous small and mid-sized specialty companies focusing on niche markets, as well as small non-core divisions of large chemical conglomerates. As the largest company focused primarily on the thermoset resins space, we have a significant advantage in pursuing add-on acquisitions and joint ventures in areas that allow us to build upon our core strengths, expand our product, technology and geographic portfolio, and better serve our customers. We believe we can consummate a number of these acquisitions at relatively low valuations due to the scalability of our existing global operations.

Risk Factors

Despite our competitive strengths discussed elsewhere in this prospectus, investing in our notes involves substantial risk. In addition, our ability to execute our strategy is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. You should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

The Prior Transactions, The Hexion Formation and The Hexion Refinancings

The Hexion Refinancings. In May 2006, we amended and restated our senior secured credit facilities. We refer to these senior secured credit facilities as the “new senior secured credit facilities” in this prospectus. Our new senior secured credit facilities are described under the heading “Description of New Senior Secured Credit Facilities and Other Indebtedness—First-Priority Lien Obligations—New Senior Secured Credit Facilities.” Upon entering into these new senior secured credit facilities, we repaid all amounts outstanding under our May 2005 term loan and synthetic letter of credit facilities. In addition, we made tender offers to repurchase all of our outstanding 8% Senior Secured Notes, 9½% Senior Second Secured Notes and 13½% Senior Subordinated Notes. As of the expiration of the tender offers on May 17, 2006, we accepted tenders from holders of 100% of the outstanding principal amount of the 8% Senior Secured Notes, 99.9% of the outstanding principal amount of the 9 1/2% Senior Second Secured Notes and 89.0% of the outstanding principal amount of the 13 1/2% Senior Subordinated Notes. On June 18, 2006, we redeemed all of our 9 1/2% Senior Second Secured Notes and 13 1/2% Senior Subordinated Notes that remained outstanding with available cash. On May 10, 2006, we entered into interest rate swap arrangements of $1 billion, which we refer to as the “swap.” The swap is a three-year arrangement designed to offset cash flow variability associated with interest rate fluctuations on our variable rate debt. The initial aggregate notional amount of the swap is $1 billion, which amortizes on a quarterly basis based on expected payments on our term loan in order to maintain a fixed to variable debt ratio of approximately 70% fixed to 30% variable. On May 12, 2006, we redeemed all of our outstanding Series A Preferred Stock with the proceeds of borrowings under our new senior secured credit facilities. We refer to the swap, the refinancing and the repurchases and redemptions of notes and preferred stock as the “Hexion Refinancings.”

The Combinations. On May 31, 2005, Resolution Performance and Resolution Specialty were combined with and into Borden Chemical (the “Combinations”), all of which were controlled by Apollo Management, L.P. and its affiliates (“Apollo”). As of December 31, 2004, Apollo and its affiliated funds held approximately 98%, 72% and 95% of the then outstanding capital stock of Borden Chemical, Resolution Performance and Resolution Specialty, respectively. In connection with the Combinations, the minority interests in Resolution Performance and Resolution Specialty were eliminated. Upon the consummation of the Combinations, Borden Chemical changed its name to Hexion Specialty Chemicals, Inc. and BHI Acquisition LLC, Borden Chemical’s parent, changed its name to Hexion LLC. Apollo, through Hexion LLC, holds approximately 91.0% of the outstanding common stock of Hexion.

The Borden Transaction. On August 12, 2004, an affiliate of Apollo acquired all of the outstanding capital stock of Borden Chemical (the “Borden Acquisition”). The Borden Acquisition and the payment of transaction fees and expenses were financed by the net proceeds of the offerings by two finance subsidiaries of Borden Chemical (the “August 2004 note issuers”) of the Second-Priority Senior Secured Floating Rate Notes and 9% Second-Priority Senior Secured Notes, and with certain equity contributions from Apollo. We refer to the Second-Priority Senior Secured Floating Rate Notes as the original floating rate notes and the 9% Second-Priority Senior Secured Notes as the fixed rate notes. The original floating rate notes and the fixed rate notes are collectively referred to as the August 2004 notes. The Borden Acquisition, the related offering of the August 2004 notes and the related transactions are collectively referred to in this prospectus as the “Borden Transaction”.

The Resolution Performance Transaction. On November 14, 2000, an affiliate of Apollo acquired control of Resolution Performance in a recapitalization transaction (the “Resolution Performance Transaction”). Prior to the recapitalization, Resolution Performance was a wholly owned subsidiary of the Royal Dutch/Shell Group of Companies (“Shell”).

The Resolution Specialty Transaction. On August 2, 2004, Resolution Specialty, an affiliate of Apollo, acquired the resins, inks and monomers division (the “Resolution Specialty Acquisition”) of Eastman Chemical Company (“Eastman”). The Resolution Specialty Acquisition and the related transactions are collectively referred to in this prospectus as the “Resolution Specialty Transaction.”

The Bakelite Transaction. On April 29, 2005, a subsidiary of Borden Chemical acquired Bakelite (the “Bakelite Acquisition”). Upon the consummation of the Bakelite Acquisition, Bakelite became an indirect, wholly-owned subsidiary of Hexion Specialty Chemicals Canada, Inc. (“Hexion Canada”). The Bakelite Acquisition was financed through a combination of available cash and borrowings under a bridge loan facility, which was refinanced with the proceeds of our old notes and borrowings under our May 2005 senior secured credit facilities (collectively, the “Bakelite Financing”). The Bakelite Acquisition, the repayment or assumption of certain of Bakelite’s debt in connection therewith and the Bakelite Financing are collectively referred to in this prospectus as the “Bakelite Transaction.”

We refer to the Borden Transaction, the Resolution Performance Transaction and the Resolution Specialty Transaction collectively as the “Prior Transactions.” We refer to the borrowings under our May 2005 senior secured credit facilities, the issuance of our Series A Preferred Stock and the application of the net proceeds therefrom to repay then-existing debt and pay a dividend on our common stock in May 2005 as described elsewhere in this prospectus, collectively, as the “Hexion Financings.” We refer to the old notes, the August 2004 notes and the exchange notes as the “Second-Priority Senior Secured Notes.” We refer to the Combinations, the Hexion Financings and the Bakelite Transaction as the “Hexion Formation.” We refer to the Prior Transactions, the Hexion Formation and the Hexion Refinancings as the “Transactions.”

Ownership Structure

Hexion U.S. Finance Corp. is a Delaware corporation, which was incorporated on July 14, 2004. Hexion Nova Scotia Finance, ULC is a Nova Scotia unlimited liability company, which was organized on July 20, 2004. Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC are both direct, wholly owned subsidiaries of Hexion. Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC have no independent operations other than acting as finance companies for Hexion. The notes co-issued by Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC are guaranteed by Hexion. Certain of Hexion’s non-operating domestic subsidiaries are also guarantors of the notes.

The following chart summarizes our corporate structure:

We are a New Jersey corporation, with predecessors dating back to 1899. Our principal executive offices are located at 180 East Broad Street, Columbus, Ohio 43215. Our telephone number is (614) 225-4000. We maintain a website at www.hexion.com where general information about our business is available. The information contained on our website is not a part of this prospectus.

Recent Developments

Acquisition of the Global Ink and Adhesive Resins Business of Akzo Nobel

On June 1, 2006, we acquired the global ink and adhesive resins business of Akzo Nobel (the “Akzo Acquisition”). The business produces resins used to manufacture inks for commercial printing and packaging, digital inks for laser and photocopying printing, and pressure sensitive adhesives used in tape and labeling applications. The business generated in 2005 sales of approximately $215 million, and includes 10 manufacturing facilities in Europe, North America, Argentina, Asia and New Zealand. The acquisition was funded through a combination of available cash and existing credit lines.

Acquisition of Decorative Coatings and Adhesives Business Unit of The Rhodia Group

On January 31, 2006, we acquired the decorative coatings and adhesives business unit of The Rhodia Group (the “Rhodia Acquisition”). The business generated 2005 sales of approximately $200 million, with 8 manufacturing facilities in Europe, Australia and Thailand. The acquisition was funded through a combination of available cash and existing credit lines.

Acquisition of Global Wax Compounds Business of Rohm and Haas

On March 1, 2006, we acquired the global wax compounds business of Rohm and Haas (the “Rohm and Haas Acquisition”). The business generated 2005 sales of approximately $10 million. The purchase included Rohm and Haas’ wax compounds technology and product lines, manufacturing equipment and other business assets. The acquisition was funded through available cash.

Divestiture of Alba Adesivos

On March 31, 2006, we sold Alba, Adesivos Industria e Comercio Ltda. (“Alba Adesivos”), a consumer adhesives company based in Boituva, Brazil, to the Henkel Group (the “Brazilian Consumer Divestiture”). Alba Adesivos is a producer of branded consumer and professional grade adhesives. The company generated 2005 sales of $38 million and has approximately 140 employees. The purchase price was paid in cash.

The aggregate purchase price for these three acquisitions, net of proceeds from the divestiture, was approximately $117 million.

Proposed Initial Public Offering

We have filed a registration statement on Form S-1 in connection with the separate initial public offering of our common stock (the “IPO”). Our registration statement on Form S-1 is not yet effective and no shares of common stock will be sold by us pursuant to such registration statement until such registration statement is declared effective. This prospectus is not an offer to sell shares of our common stock and is not soliciting an offer to buy these securities.

Our Equity Sponsor

Apollo, our principal equity sponsor, is an affiliate of Apollo Management, L.P. Apollo Management, L.P. was founded in 1990 and is among the most active and successful private investment firms in the United States in terms of both number of investment transactions completed and aggregate dollars invested. Since its inception, Apollo Management, L.P. and affiliates have managed in excess of $14 billion in equity capital, in a wide variety of industries, both domestically and internationally. Companies owned or controlled by Apollo Management, L.P. and affiliates or in which Apollo Management L.P. and affiliates has a significant equity investment include, among others, AMC Entertainment, Inc., Educate, Inc., General Nutrition Centers, Inc., Nalco Company and UAP Holding Corp.

Summary of the Terms of the Exchange Offer

In connection with the closing of the Bakelite Transaction, we entered into a registration rights agreement (as more fully described below) with the initial purchasers of the old notes. Under the agreement, we agreed to deliver to you this prospectus and to consummate the exchange offer by March 16, 2006. Since we did not consummate the exchange offer by March 16, 2006 we have incurred additional interest expense pursuant to the registration rights agreement in the aggregate amount of approximately $350,000 as of the date of this prospectus. We are currently incurring additional interest at a rate of $3,125 per day. We will continue to incur additional interest until we complete the exchange offer. You are entitled to exchange in the exchange offer your old notes for exchange notes which are identical in all material respects to the old notes except that:

•	the exchange notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;

•	the exchange notes are not entitled to registration rights which are applicable to the old notes under the registration rights agreement; and

•	our obligation to pay additional interest on the old notes due to the failure to consummate the exchange offer by a prior date does not apply to the exchange notes.

The exchange offer

We are offering to exchange up to $150,000,000 aggregate principal amount of our registered Second-Priority Senior Secured Floating Rate Notes Due 2010 and the guarantees thereof, for a like principal amount of our Second-Priority Senior Secured Floating Rate Notes Due 2010 and the guarantees thereof, which were issued on May 20, 2005. Old notes may be exchanged only in integral multiples of $1,000.

Resales

Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

•	are acquiring the exchange notes in the ordinary course of business; and

•	have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in, a distribution of the exchange notes.

In addition, each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for old notes that were acquired as a result of market-making or other trading activity must also acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For more information, see “Plan of distribution.”

Any holder of old notes, including any broker-dealer, who

•	is our affiliate,

•	does not acquire the exchange notes in the ordinary course of its business, or

•	tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes,

cannot rely on the position of the staff of the Commission expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration date; Withdrawal of tenders

The exchange offer will expire at 5:00 p.m., New York City time, on                          , 2006, or such later date and time to which we extend it. We do not currently intend to extend the expiration date. A tender of old notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Conditions to the exchange offer	The exchange offer is subject to customary conditions, some of which we may waive. For more information, see “The Exchange Offer—Certain Conditions to the Exchange Offer.”

Procedures for tendering old notes

If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold old notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the exchange notes;

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

•	you are not our “affiliate” as defined in Rule 405 under the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Guaranteed delivery procedures

If you wish to tender your old notes and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your old notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on holders of old notes

As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, we will not be obligated to pay additional interest as described in the registration rights agreement. If you are a holder of old notes and do not tender your old notes in the exchange offer, you will continue to hold such old notes and you will be entitled to all the rights and limitations applicable to the old notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

Consequences of failure to exchange

All untendered old notes will continue to be subject to the restrictions on transfer provided for in the old notes and in the indenture. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the old notes under the Securities Act.

Material tax consequences	The exchange of old notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. For more information, see “Material Tax Consequences.”

Use of proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer.

Registration Rights Agreement

We entered into a registration rights agreement with the initial purchasers of the notes on May 20, 2005. The registration rights agreement requires us to file this exchange offer registration statement and contains customary provisions with respect to registration procedures, indemnity and contribution rights, In addition, the registration rights agreement provides that since we did not consummate the exchange offer prior to March 16, 2006, we are required to pay additional interest at an initial rate of 0.25% per annum. The additional interest will increase by an additional 0.25% per annum with respect to each 90-day period until the exchange offer is consummated, up to a maximum of 1.00% per annum. See “Description of the Notes—Registered Exchange Offer; Registration Rights.”

Exchange agent

Wilmington Trust Company is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent.”

Summary of the Terms of the Exchange Notes

The following summary highlights all material information contained elsewhere in this prospectus but does not contain all the information that you should consider before participating in the exchange offer. We urge you to read this entire prospectus, including the “Risk Factors” section and the consolidated financial statements and related notes.

Co-Issuers	Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC.

Exchange Notes Offered	$150,000,000 aggregate principal amount of Second-Priority Senior Secured Floating Rate Notes Due 2010.

Maturity Date	The exchange notes will mature on July 15, 2010.

Interest	The exchange notes bear interest at a floating rate based on the London Interbank Rate payable quarterly in arrears, on January 15, April 15, July 15 and October 15 of each year.

Guarantees

The exchange notes, like the old notes, will be guaranteed, jointly and severally, irrevocably and unconditionally, on a senior secured basis, by Hexion and certain of its existing and future domestic subsidiaries that guarantee our obligations under our new senior secured credit facilities. See “Description of the Notes—Guarantees.”

Ranking	The exchange notes, like the old notes, and the guarantees will be senior secured obligations. The exchange notes, like the old notes, and the guarantees will rank:

•	equally with all of our and our guarantors’ existing and future senior indebtedness, including the August 2004 notes and debt under our new senior secured credit facilities and the guarantees thereof;

•	junior in priority as to collateral with respect to our and our guarantors’ obligations under our new senior secured credit facilities and any other future obligations secured by a first-priority lien on the collateral; and

•	equal in priority as to collateral with respect to our and our guarantors’ obligations under the August 2004 notes and any other future obligations secured by a second-priority lien on the collateral; and

•	senior to all of our and our guarantors’ existing and future subordinated indebtedness.

The exchange notes will also be effectively junior to the liabilities of the non-guarantor subsidiaries, which includes HAI, Bakelite and other foreign subsidiaries.

As of March 31, 2006:

•	Hexion and its subsidiaries had approximately $2.8 billion aggregate principal amount of senior indebtedness (including the notes and the guarantees) outstanding;

•	Hexion’s non-guarantor subsidiaries, including HAI, had approximately $342 million of total indebtedness, excluding intercompany liabilities of non-guarantor subsidiaries.

See “Description of the Notes—Ranking” and “Use of Proceeds.”

Optional Redemption

We may redeem some or all of the notes at any time on or after July 15, 2006 at the respective redemption prices described in this prospectus, plus accrued and unpaid interest to the date of redemption.

We may also redeem all but not part of the notes if there are specified changes in the tax laws at a redemption price equal to 100% of the aggregate principal amount of the notes, plus accrued and unpaid interest to the date of redemption. See “Description of the Notes—Redemption for Changes in Withholding Taxes.”

Change of Control

If Hexion experiences a change of control, we will be required to make an offer to repurchase the exchange notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

Collateral	The exchange notes, like the old notes, and the guarantees will be secured by second-priority liens on:

•	substantially all tangible and intangible assets of Hexion and each subsidiary guarantor (including, but not limited to, accounts receivable, inventory, general intangibles and proceeds of the foregoing), except for those assets excluded as collateral under our new senior secured credit facilities; and

•	all of the capital stock of certain direct subsidiaries of Hexion and each subsidiary guarantor, other than the capital stock which is prohibited from being pledged pursuant to the indentures governing our other outstanding debentures, provided that no more than 65% of the capital stock of first-tier foreign subsidiaries will be required to be pledged, including the capital stock of Hexion Specialty Chemicals Canada, Inc., Hexion Specialty Chemicals B.V. and Resolution Holdings B.V. through which substantially all of our foreign operations are conducted.

Notwithstanding the foregoing, the initial collateral securing the exchange notes shall not include (A) any real estate or Principal Property (as such term is defined in the indentures governing our existing debentures and means generally any manufacturing or processing plant or warehouse owned or leased by us or any of our subsidiaries and located within the United States), (B) any property or assets owned by any of our foreign subsidiaries and (C) any assets which, if included in the collateral, would require our existing debentures to be ratably secured with the exchange notes pursuant to the terms of the indentures for such existing debentures (sometimes referred to in this prospectus as “excluded collateral”).

The liens securing the notes will be equal in priority to, and cover the same collateral as, the liens securing the August 2004 notes. See “Risk Factors—Risks Related to an Investment in the Notes—Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings.”

The book value of the assets of Hexion, including the assets of the domestic subsidiary guarantors, which are included in the collateral, was $1.26 billion as of March 31, 2006. The book value of 65% of the capital stock of Hexion Canada was $65 million as of March 31, 2006, which we believe is not necessarily indicative of the fair market value of such assets. The book value of 65% of the capital stock of each of Resolution Holdings B.V. and Hexion Specialty Chemicals B.V. exceeded $30 million as of March 31, 2006, but the collateral cutback provisions cap the collateral for the notes attributable to such capital stock at $30 million.

Intercreditor Agreement

Pursuant to an amended and restated intercreditor agreement, the liens securing the notes and the August 2004 notes will be expressly second in priority to all liens that secure our new senior secured credit facilities and future indebtedness permitted to be incurred and secured by a first-priority lien in accordance with the terms of the indentures governing the notes and the August 2004 notes. Pursuant to the amended and restated intercreditor agreement, the second-priority liens securing the notes and the other obligations secured by such second-priority liens may not be enforced at any time when the obligations secured by the first-priority lien are outstanding, subject to certain limited exceptions. Any release of all first-priority liens upon any collateral approved by holders of the first-priority liens shall also release the second-priority liens securing the notes and other obligations secured by such second-priority liens on the same collateral, subject to certain exceptions. The holders of the first-priority liens will receive all proceeds from any realization on the collateral until the obligations secured by the first-priority liens are paid in full. See “Description of the Notes—Security for the Notes.”

Restrictive Covenants	The indenture governing the notes contains covenants that, among other things, limit the ability of Hexion and certain of its subsidiaries, to:

•	incur or guarantee additional indebtedness or issue preferred stock;

•	grant liens on assets;

•	pay dividends or make distributions to Hexion’s stockholders;

•	repurchase or redeem capital stock or subordinated indebtedness;

•	make investments or acquisitions;

•	enter into sale/leaseback transactions;

•	incur restrictions on the ability of Hexion’s subsidiaries to pay dividends or to make other payments to Hexion;

•	enter into transactions with Hexion’s affiliates;

•	merge or consolidate with other companies or transfer all or substantially all of Hexion’s assets; and

•	transfer or sell assets.

These covenants are subject to a number of important limitations and exceptions as described under “Description of the Notes—Certain Covenants.”

Summary Historical and Pro Forma Financial and Other Data

The combination of Borden Chemical, Resolution Performance and Resolution Specialty has been treated, for accounting purposes, as a combination of entities under common control due to Apollo’s controlling interest in each of the companies. The audited consolidated financial statements presented herein reflect the results of operations of each company from the date such company was acquired by Apollo.

The following table summarizes certain historical and pro forma financial and other data for Hexion. The summary historical and pro forma financial and other data for Hexion as of December 31, 2004 and 2005, and for the years ended December 31, 2003, 2004 and 2005 have been derived from the audited consolidated financial statements of Hexion, included elsewhere in this prospectus. The summary historical and pro forma financial and other data for Hexion as of and for the three months ended March 31, 2005 and 2006 have been derived from the unaudited consolidated financial statements of Hexion, included elsewhere in this prospectus, and include all adjustments that management considers necessary for a fair presentation of our financial position and results of operations as of the date and for the period indicated. Results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the entire year. The summary historical financial data of Hexion for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 include:

•	the results of operations of Resolution Performance for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005, which reflect purchase accounting adjustments from the date of acquisition of Resolution Performance by Apollo on November 14, 2000;

•	the results of operations of Borden Chemical for the period from August 12, 2004 to December 31, 2004, the year ended December 31, 2005 and the three months ended March 31, 2005, on a historical basis (because Borden Chemical is a public reporting registrant as a result of public debt that was outstanding prior to the Borden Transaction and which debt remains outstanding, Borden Chemical has elected to present its financial statements from the date of its acquisition by Apollo on the historical basis of accounting permitted under the SEC’s public debt exemptions);

•	the results of operations of Resolution Specialty for the period from August 2, 2004 to December 31, 2004, the year ended December 31, 2005 and the three months ended March 31, 2005, which reflect purchase accounting adjustments from the date of acquisition of Resolution Specialty by Apollo on August 2, 2004; and

•	the results of operations of Bakelite for the period from April 30, 2005 to December 31, 2005, which reflect purchase accounting adjustments from the date of the acquisition of Bakelite on April 29, 2005.

The financial data for Hexion for the three months ended March 31, 2006 includes the results of the Rhodia Acquisition and Rohm and Haas Acquisition since January 31, 2006 and March 1, 2006, the respective dates of acquisition.

Accordingly, the results of operations of Hexion for periods prior to the Borden Acquisition, the Resolution Specialty Acquisition and the Bakelite Acquisition are not comparable to results for subsequent periods.

The summary unaudited pro forma financial data of Hexion gives effect, in the manner described under “Unaudited Pro Forma Financial Information,” to the Hexion Formation and the Hexion Refinancings, including the application of the net proceeds to the Company therefrom. Our unaudited pro forma balance sheet as of March 31, 2006, which already reflects the Prior Transactions, the Hexion Formation, the Rhodia Acquisition, the Rohm and Haas Acquisition and the Brazilian Consumer Divestiture, gives pro forma effect to the Hexion Refinancings, including the application of the net proceeds to the Company therefrom, as if it had occurred on such date but does not give effect to the Akzo Acquisition which is not considered significant under the provisions of Article 11-01(b) of Regulation S-X. Our unaudited pro forma statements of operations for the year ended December 31, 2005 and the three months ended March 31, 2005 give pro forma effect to the Hexion Formation and the Hexion Refinancings and our unaudited pro forma statement of operations for the three months ended March 31, 2006 gives pro forma effect to the Hexion Refinancings, including the application of the net proceeds to the Company therefrom, as if it had each occurred on January 1, 2005, as described under “Unaudited Pro Forma Financial Information”, but does not give effect to the Akzo Acquisition, the Rhodia Acquisition, the Rohm and Haas Acquisition and the Brazilian Consumer Divestiture which are not considered significant under the provisions of Article 11-01(b) of Regulation S-X. We have included pro forma data related to EBITDA and transaction costs, impairments and unusual items included in EBITDA for the last twelve months ended March 31, 2006 (the “LTM Period”) as we are required to measure compliance with the financial covenants in certain of our indentures based on Adjusted EBITDA for the most recent four quarter period.

The pro forma adjustments relating to the Bakelite Transaction and the minority interest acquisitions of Resolution Performance and Resolution Specialty as part of the Combinations are based on preliminary estimates of the fair value of the consideration provided, estimates of the fair values of assets acquired and liabilities assumed and available information and assumptions. The final determination of fair value could result in changes to the pro forma adjustments and the pro forma data included herein.

The unaudited pro forma financial data for the year ended December 31, 2005, for the three months ended March 31, 2005 and 2006 and as of March 31, 2006 and for the LTM Period is presented for informational purposes only, and does not purport to represent what our results of operations would actually have been if the transactions had occurred on the dates indicated, nor does it purport to project our results of operations or financial condition that we may achieve in the future.

You should read this summary historical and pro forma financial and other data in conjunction with “Selected Historical Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Financial Information,” together with all of the financial statements and related notes included elsewhere in this prospectus.

	Historical					Pro Forma
	Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2005	Three Months Ended March 31,
	2003	2004	2005	2005	2006		2005	2006
	(dollars in millions)
Statement of Operations
Net sales (1)	$782	$2,019	$4,470	$1,012	$1,245	$4,717	$1,194	$1,245
Cost of sales	714	1,785	3,808	863	1,060	4,006	1,017	1,060

Gross profit	68	234	662	149	185	711	177	185

Selling, general & administrative expense	81	163	400	86	101	429	107	101
Transaction costs	—	56	44	7	4	44	7	4
Other operating (income) expense (2)	10	6	10	(3)	(30)	10	(3)	(30)

Operating income (loss)	(23)	9	208	59	110	228	66	110

Interest expense, net	77	117	204	45	54	229	57	56
Write-off of deferred financing fees	—	—	17	—	—	—	—	—
Other non-operating expense, net	—	5	16	9	1	16	9	1

Income (loss) from continuing operations before income tax and minority interest	(100)	(113)	(29)	5	55	(17)	—	53
Income tax expense (benefit)	(37)	—	48	13	19	56	13	18

Income (loss) from continuing operations before minority interest	(63)	(113)	(77)	(8)	36	(73)	(13)	35
Earnings for unconsolidated entities, net of taxes	—	—	2	—	1	2	—	1
Minority interest in net (income) loss of consolidated subsidiaries	13	8	(3)	(2)	(2)	(4)	(1)	(2)

Income (loss) from continuing operations	(50)	(105)	(78)	(10)	35	(75)	(14)	34
Loss from discontinued operations	—	—	9	—	—	—	—	—

Net income (loss)	$(50)	$(105)	$(87)	$(10)	$35	$(75)	$(14)	$34
Redeemable preferred stock accretion	—	—	30	—	13	—	—	—

Net income (loss) available to common shareholders	$(50)	$(105)	$(117)	$(10)	$22	$(75)	$(14)	$34

Cash Flow Data
Cash flows (used in) from operating activities	$(43)	$(32)	$171	$24	$44	—	—	—
Cash flows (used in) from investing activities	7	(20)	(354)	(20)	(42)	—	—	—
Cash flows from (used in) financing activities	80	148	219	3	(16)	—	—	—
Depreciation and amortization (3)	58	86	148	36	38	$158	$42	$38
Capital expenditures	18	57	105	13	27	111	17	27

	Historical					Pro Forma
	Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2005	Three Months Ended March 31,		LTM Period
	2003	2004	2005	2005	2006		2005	2006
	(dollars in millions)
Other Financial Data
EBITDA (4)	—	—	—	—	—	$368	$98	$146	$416
Transaction costs and non-cash charges included in EBITDA (5)	—	—	—	—	—	76	7	10	79
Unusual items included in EBITDA (6)	—	—	—	—	—	37	16	(24)	(3)

Balance Sheet Data (at end of period)

Cash and equivalents	$49	$152	$183	—	$168	—	—	$174	—
Working capital (7)	177	433	427	—	423	—	—	418	—
Total assets	1,191	2,696	3,209	—	3,307	—	—	3,309	—
Total debt	683	1,850	2,354	—	2,340	—	—	2,790	—
Total liabilities and minority interest	1,039	3,005	3,769	—	3,819	—	—	4,269	—
Redeemable preferred stock	—	—	364	—	377	—	—	—	—
Total common stock and other shareholder’s equity (deficit)	152	(309)	(924)	—	(889)	—	—	(960)	—

(1)	Net sales included in the consolidated statement of operations for the year ended December 31, 2004 is comprised of:

Year Ended December 31, 2004

(dollars in millions)
Resolution Performance—For the year ended December 31, 2004	$996
Borden—For the period from August 12, 2004 to December 31, 2004	702
Resolution Specialty—For the period from August 2, 2004 to December 31, 2004	325
Eliminations	(4)

Total consolidated net sales for the year ended December 31, 2004	$2,019

(2)	Other operating (income) expense for the three months ended March 31, 2006 (historical and pro forma) includes net gain of $37 recognized primarily on the Brazilian Consumer Divestiture.

(3)	Depreciation and amortization included in the pro forma statement of operations for the year ended December 31, 2005 and for the three months ended March 31, 2005 and 2006 is comprised of:

	Year Ended December 31, 2005	Three Months Ended March 31,
		2005	2006
	(dollars in millions)
Hexion—For the year ended December 31, 2005 and for the three months ended March 31, 2005 and 2006	$148	$36	$38
Bakelite—For the period from January 1, 2005 to April 29, 2005 and for the three months ended March 31, 2005	11	7	—
Total pro forma adjustment	(1)	(1)	—

Total pro forma depreciation and amortization expense for the year ended December 31, 2005 and for the three months ended March 31, 2005 and 2006	$158	$42	$38

(4)

EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization and is used by management as a performance measure for certain performance-based cash bonus plans and measuring triggering events of certain performance-based stock options. We have presented EBITDA on a pro forma basis since management plans on using EBITDA as a benchmark for developing its ongoing performance measures for its cash bonus plans and certain performance-based stock option plans. We believe that pro forma EBITDA is more representative of our performance since it gives the full year effect to the Bakelite Acquisition which was completed in April 2005 whereas historical EBITDA gives effect to our acquisitions only as of the date we acquired such entity. We also believe that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. EBITDA is not a recognized term under GAAP, should not be viewed in isolation and does not purport to be an alternative to net income (loss) as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. There are material limitations associated with making the adjustments to our earnings to calculate EBITDA and using this non-GAAP financial measure as compared to the most directly comparable U.S. GAAP financial measures. For instance, EBITDA does not include:

•	interest expense, and because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	depreciation and amortization expense, and because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; and

•	tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate.

Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures for other companies. Also the amounts shown for EBITDA as presented herein differ from the amounts calculated under the definition of Adjusted EBITDA used in our debt instruments, which further adjust for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making acquisitions.

The following table is a reconciliation of pro forma net income (loss) to pro forma EBITDA for Hexion:

	Pro Forma
	Year Ended December 31, 2005	Three Months Ended March 31,		LTM Period
		2005	2006
	(dollars in millions)
Pro forma net income (loss)	$(75)	$(14)	$34	$(27)
Pro forma interest expense, net (a)	229	57	56	228
Pro forma income tax expense	56	13	18	61
Pro forma depreciation and amortization	158	42	38	154

Pro forma EBITDA	$368	$98	$146	$416

(a)	Includes $7 of amortization of deferred financing fees for the year ended December 31, 2005, and $2 for the three months ended March 31, 2005 and 2006.

(5)	Transaction costs and non-cash charges for Hexion are further detailed on the following table:

	Pro Forma
	Year Ended December 31, 2005	Three Months Ended March 31,		LTM Period
		2005	2006
	(dollars in millions)
Transaction costs (a)	$44	$7	$4	$41
Non-cash charges (b)	32	—	6	38

	$76	$7	$10	$79

(a)	Represents merger costs principally related to the Hexion Formation and expenses related to terminated acquisition activities.
(b)	Represents impairments of fixed assets of $9 and $4, non-cash stock based compensation of $13 and $2 and unrealized foreign currency exchange losses of $10 and $0 on debt instruments denominated in currencies other than the functional currency of the holder, for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively.

(6)	Unusual items that do not relate to the core operations of Hexion are further detailed on the following table:

	Pro Forma
	Year Ended December 31, 2005	Three Months Ended March 31,		LTM Period
		2005	2006
	(dollars in millions)
Business realignment expenses (a)	$9	$1	$3	$11
Other expenses (b)	28	15	(27)	(14)

Unusual items	$37	$16	$(24)	$(3)

(a)	Business realignment expenses for the year ended December 31, 2005 included in EBITDA for Hexion relate to the excess of historical costs over current business staffing levels and comprises employee related costs of $4 including (i) historical salaries and benefits of employees terminated in 2005 at Resolution Specialty and Borden Chemical and (ii) the excess cost of employee benefit programs prior to the revision of such plans in 2005. Business realignment expenses include plant closure and non-recurring severance and other one time benefits paid to employees of $5, $1, $3 and $7 for the year ended December 31, 2005, the three months ended March 31, 2005 and 2006 and the LTM period, respectively.

(b)	Amounts include the following:

	Year Ended December 31, 2005	Three Months Ended March 31,		LTM Period
		2005	2006
Non-recurring litigation expenses	$10	$2	$1	$9
Foreign currency loss on an exchange rate hedge relating to the Bakelite Acquisition	11	11	—	—
Integration costs, transition fees and other non-recurring expenses	7	4	9	12
Gain on divestitures of businesses	—	(2)	(37)	(35)

	$28	$15	$(27)	$(14)

(7)	Working capital is defined as current assets less current liabilities.

New Senior Secured Credit Facilities

In May 2006, we amended and restated our senior secured credit facilities. Our new senior secured credit facilities consist of a seven-year $1,625 term loan facility, a seven-year $50 synthetic letter of credit facility and a five-year $225 revolving credit facility, each subject to an earlier maturity date, under certain circumstances. Upon entering into these new senior secured credit facilities, we repaid all amounts outstanding under our May 2005 term loan and synthetic letter of credit facilities. In addition, we made tender offers to repurchase all of our 8% Senior Secured Notes, 9 1/2% Senior Second Secured Notes and 13 1/2% Senior Subordinated Notes. As of the expiration of the tender offers on May 17, 2006, we accepted tenders from holders of 100% of the outstanding principal amount of the 8% Senior Secured Notes, 99.9% of the outstanding principal amount of the 9 1/2% Senior Second Secured Notes and 89.0% of the outstanding principal amount of the 13 1/2% Senior Subordinated Notes. On June 18, 2006, we redeemed all of our 9 1/2% Senior Second Secured Notes and 13 1/2% Senior Subordinated Notes that remained outstanding with available cash. On May 12, 2006, we redeemed all of our outstanding Series A Preferred Stock with the proceeds of borrowings under our new senior secured credit facilities. As of March 31, 2006, after giving pro forma effect to the Hexion Refinancings, we would have had $2,790 principal amount of outstanding indebtedness, including amounts outstanding under the new senior secured credit facilities and $174 of cash. See “Description of New Senior Secured Credit Facilities and Other Indebtedness—First-Priority Lien Obligations—New Senior Secured Credit Facilities.”

On May 10, 2006, we entered into interest rate swap arrangements of $1 billion. The swap is a three-year arrangement designed to offset cash flow variability associated with interest rate fluctuations on our variable rate debt. The initial aggregate notional amount of the swap is $1 billion, which amortizes on a quarterly basis based on expected payments on our term loan in order to maintain a fixed to variable debt ratio of approximately 70% fixed to 30% variable.

Covenant Compliance

Certain covenants contained in the credit agreement governing our new senior secured credit facilities and the indentures governing the Second-Priority Senior Secured Notes (i) require the maintenance of a senior secured debt to Adjusted EBITDA ratio and (ii) restrict our ability to take certain actions such as incurring additional debt or making certain acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to Adjusted EBITDA and consolidated debt to Adjusted EBITDA ratios. The most restrictive of these indenture covenants, the covenants to incur additional indebtedness and the ability to make future acquisitions, require an Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0 to 1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

Fixed Charges are defined as interest expense excluding the amortization or write-off of deferred financing costs. Adjusted EBITDA is defined as EBITDA further adjusted to exclude certain non-cash, non-recurring and realized or expected future cost savings directly related to prior acquisitions and the Combinations. We believe that the inclusion of the supplemental adjustments applied in calculating Adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financial covenants and assess our ability to incur additional indebtedness in the future. Adjusted EBITDA and Fixed Charges are not defined terms under GAAP. Adjusted EBITDA should not be considered an alternative to operating income or net income as a measure of operating results or an alternative to cash flows as a measure of liquidity. Fixed Charges should not be considered an alternative to interest expense.

See “Description of New Senior Secured Credit Facilities and Other Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for further information on our indebtedness and covenants.

	Pro Forma
	Year Ended December 31, 2005	LTM Period

	(dollars in millions)
Pro Forma EBITDA (1)	$368	$416
Transaction costs and non-cash charges (1)	76	79
Unusual items (1)	37	(3)
Effect of acquisitions, net of divestiture (2)	32	32
In process synergies (3)	105	94

Pro Forma Adjusted EBITDA (4)	$618	$618

Pro Forma Fixed Charges	$223	$223

Ratio of Pro Forma Adjusted EBITDA to Fixed Charges	2.77	2.77

(1)	See footnotes (4) - (6) on pages 21-23 for more information on EBITDA, transaction costs and non-cash charges and unusual items.

(2)	Amount represents the incremental EBITDA impact for the Akzo Acquisition, the Rhodia Acquisition, the Rohm and Haas Acquisition less the Brazilian Consumer Divestiture as if they had taken place at the beginning of the applicable twelve month period. These acquisitions and the divestiture closed after December 31, 2005 and are included in our calculation of pro forma Adjusted EBITDA as permitted by our indenture covenants.

(3)	Represents $125 in estimated net cost savings specifically identified in connection with the Hexion Formation. We achieved cost savings of $20 in 2005 and $11 million in the first quarter of 2006. We expect that approximately 60% of the $125 near term cost savings will be achieved by the end of 2006 with the remainder expected to be achieved in the following year. Through March 31, 2006, we have incurred one-time costs of approximately $13 in connection with implementing these synergies and we expect to incur additional one-time costs of $62 through 2007. These estimated synergies include cost savings from rationalization of manufacturing facilities, removal of duplicative corporate and administrative functions, alignment of benefit plans and raw material purchasing initiatives. The estimated in process synergies by category are as follows:

	Year Ended December 31, 2005	LTM Period

Rationalization of manufacturing facilities	$29	$27
Overhead synergies	29	25
Raw material savings	47	42

	$105	$94

(4)	We are required to have an Adjusted EBITDA to Fixed Charges ratio of greater than 2.0 to 1.0 to incur additional indebtedness under certain of our indentures. Based on the calculation for the LTM period, we are able to satisfy this covenant and incur additional indebtedness under our indentures.

Ratio of Earnings to Fixed Charges

	Year ended December 31,					Three months ended March 31,
	2001	2002	2003	2004	2005	2005	2006
	(dollars in millions)
Ratio of earnings to fixed charges and preferred stock dividends(1)	—	—	—	—	—	1.1	1.6

(1)	Due to the net losses in the years 2001 to 2005, the ratio of earnings to fixed charges and preferred stock dividends was less than 1. Our earnings were insufficient to cover fixed charges and preferred stock dividend requirements by $6, $25, $102, $113 and $59 for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively. The ratio of earnings to fixed charges was 1.9 for the three-month period ended March 31, 2006, on a pro forma basis.

RISK FACTORS

Investing in the exchange notes in this exchange offer involves a high degree of risk. You should carefully consider the risks described below before participating in the exchange offer. Any of the following risks could materially adversely affect our business, financial condition or results of operations and prospects, which in turn could adversely affect our ability to pay the notes. In such case, you may lose all or part of your original investment.

Risks Related to an Investment in the Notes

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments on the notes.

We are a highly leveraged company. As of March 31, 2006, after giving pro forma effect to the Hexion Refinancings, we would have had $2.8 billion of outstanding indebtedness. In fiscal 2006, after giving pro forma effect to the Hexion Refinancings, our cash debt service is expected to be approximately $274 million (including $53 million of short term debt maturities) based on current interest rates, of which $72 million represents debt service on fixed-rate obligations. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt depends on a range of economic, competitive and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations, and currently anticipated cost savings and operating improvements may not be realized on schedule, or at all. If we are unable to meet our expenses and debt service obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We may not be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms would have a material adverse effect on our business, financial condition and results of operations.

Our substantial indebtedness could have important consequences for you, including the following:

•	it may limit our ability to borrow money or sell stock for our working capital, capital expenditures, dividend payments, debt service requirements, strategic initiatives or other purposes;

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	it may increase the amount of our interest expense, because certain of our borrowings are at variable rates of interest, which if interest rates increase, could result in higher interest expense;

•	we are more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or the economy;

•	the debt service requirements of our other indebtedness could make it more difficult for us to make payments on the notes;

•	a substantial portion of our cash flow from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes;

•	it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;

•	it may make it more difficult for us to satisfy our obligations with respect to our existing indebtedness; and

•	it may limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets.

Our variable-rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

Certain of our indebtedness, including indebtedness under our original floating rate notes, the notes and borrowings under our new senior secured credit facilities, are or will be at variable rates of interest and expose us to interest rate risk. See “Description of New Senior Secured Credit Facilities and Other Indebtedness.” If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same. Assuming the amount of variable rate indebtedness remains the same, after giving pro forma effect to the Hexion Refinancings, an increase of 1% in the interest rates payable on our variable rate indebtedness would increase our fiscal 2006 estimated debt service requirements by approximately $10 million. Accordingly, an increase in interest rates from current levels could cause our annual debt-service obligations to increase significantly.

Despite our substantial indebtedness we may still be able to incur significantly more debt. This could intensify the risks described above.

The terms of the indentures governing our notes, our new senior secured credit facilities and the instruments governing our other indebtedness contain restrictions on our ability to incur additional indebtedness. These restrictions are subject to a number of important qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. Accordingly, we could incur significant additional indebtedness in the future. As of March 31, 2006, after giving pro forma effect to the Hexion Refinancings, we would have had $220 million available for additional borrowing under our new senior secured credit facilities, including the subfacility for letters of credit, and the covenants under our debt agreements would allow us to borrow a significant amount of additional indebtedness. The more we become leveraged, the more we, and in turn our securityholders, become exposed to the risks described above under “—Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from fulfilling our obligations under our existing or future indebtedness.”

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes.

Our earnings were insufficient to cover our fixed charges and preferred stock dividend requirements by $6, $25, $102, $113 and $59 for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively. Our ability to make payments on our indebtedness, including the notes, depends on our ability to generate cash in the future. Our cash debt service for 2006, is expected to be approximately $274 million based on current interest rates of which $72 million represents debt service on fixed-rate obligations. Accordingly, we will have to generate significant cash flows from operations to meet our debt service requirements. If we do not generate sufficient cash flow to meet our debt service and working capital requirements, we may need to seek additional financing or sell assets. This may make it more difficult for us to obtain financing on terms that are acceptable to us, or at all. Without this financing, we could be forced to sell assets to make up for any shortfall in our payment obligations under unfavorable circumstances. Furthermore, Apollo and its affiliates have no continuing obligation to provide us with debt or equity financing.

Our new senior secured credit facilities, the indenture governing the notes and the instruments governing our other indebtedness and preferred stock, limit our ability to sell assets and also restrict the use of proceeds from that sale. Moreover, our new senior secured credit facilities and certain other obligations are secured on a first-priority basis by certain of our assets, and the notes and certain other obligations are secured on a second-priority basis by substantially the same assets, other than assets of our foreign subsidiaries. We may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations, including our obligations on the notes. Furthermore, a substantial portion of our assets are, and may continue to be, intangible assets. Therefore, it may be difficult for us to pay you in the event of an acceleration of the notes.

There may not be sufficient collateral to pay all or any of the notes.

Indebtedness under our new senior secured credit facilities, the interest rate protection and other hedging agreements and the overdraft facility permitted thereunder, (referred to in these Risk Factors as the “First-Priority Lien Obligations”) are secured by a first-priority lien on substantially all tangible and intangible assets of Hexion and each subsidiary guarantor, except for certain excluded collateral (such as our Principal Properties). The notes and the August 2004 notes are secured by a second-priority lien on only a portion of the assets that secure the First-Priority Lien Obligations. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us or any future domestic subsidiary, the assets that are pledged as shared collateral securing the First-Priority Lien Obligations and the notes must be used first to pay the First-Priority Lien Obligations in full before making any payments on the notes and the August 2004 notes, which are secured on an equal and ratable basis.

At March 31, 2006, after giving effect to the Hexion Refinancings, we would have had outstanding $2.8 billion of outstanding indebtedness (including the notes and guarantees), and $1,625 million of First-Priority Lien Obligations. At March 31, 2006, borrowings of $220 million were unused and available under our new senior secured credit facilities, all of which would constitute First-Priority Lien Obligations if drawn. In addition to borrowings under our new senior secured credit facilities, the indentures governing the notes and the August 2004 notes allow a significant amount of other indebtedness and other obligations to be secured by a lien on the collateral securing the notes on a first-priority basis, and an unlimited amount of indebtedness secured by a lien on such collateral on an equal and ratable basis, provided that, in each case, such indebtedness or other obligation could be incurred under the debt incurrence covenants contained in the indentures governing the notes and the August 2004 notes. Any additional obligations secured by a lien on the collateral securing the notes (whether senior to or equal with the second-priority lien of the notes) will adversely affect the relative position of the holders of the notes with respect to the collateral securing the notes.

Many of our assets, such as certain assets owned by our foreign subsidiaries, are not part of the collateral securing the notes, but do secure some First-Priority Lien Obligations. In addition, our foreign subsidiaries will be permitted to incur substantial indebtedness in compliance with the covenants under our new senior secured credit facilities, the indenture governing the notes and the agreements governing our other indebtedness, most of which is permitted to be a First-Priority Lien Obligation. With respect to those assets that are not part of the collateral securing the notes but which secure other obligations, the notes will be effectively junior to these obligations to the extent of the value of such assets. There is no requirement that the holders of the First-Priority Lien Obligations first look to these excluded assets before foreclosing, selling or otherwise acting upon the collateral shared with the notes.

No appraisals of any collateral have been prepared in connection with the offering of the old notes. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value. The value of the assets pledged as collateral for the notes could be impaired in the future as a result of changing economic conditions, our failure to implement our business strategy, competition and other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the notes, in full or at all, after first satisfying our obligations in full under the First-Priority Lien Obligations and any other obligations secured by a priority lien on the collateral.

Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the notes. Any claim for the difference between the amount, if any, realized by holders of the notes from the sale of the collateral securing the notes and the obligations under the notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

Additional indebtedness was secured by the collateral securing the notes upon consummation of the Combinations.

The holders of the notes share equally and ratably in the collateral with the holders of our other indebtedness secured by a second-priority lien, including the August 2004 notes. There can be no assurance that the collateral securing the notes will be sufficient to pay all or any of the amounts due on the notes and our other secured indebtedness, including the August 2004 notes. As of March 31, 2006, after giving effect to the Hexion Refinancings, we would have had outstanding $2.8 billion of outstanding indebtedness (including the notes and the guarantees), and $1,625 million of First-Priority Lien Obligations. At March 31, 2006, borrowings of $220 million were unused and available under our new senior secured credit facilities, all of which would constitute First-Priority Lien Obligations if drawn.

Our new senior secured credit facilities constitutes First-Priority Lien Obligations under the indenture governing the notes. Accordingly, the notes will be effectively subordinated to these obligations to the extent of the collateral securing such obligations. We may incur additional First-Priority Lien Obligations in the future.

Holders of notes will not control decisions regarding collateral.

The holders of the First-Priority Lien Obligations control substantially all matters related to the collateral securing the First-Priority Lien Obligations and the Second-Priority Senior Secured Notes. The holders of the First-Priority Lien Obligations may cause the collateral agent to dispose of, release or foreclose on, or take other actions with respect to the shared collateral with which holders of the notes may disagree or that may be contrary to the interests of holders of the notes. To the extent shared collateral is released from securing the First-Priority Lien Obligations, the second-priority liens securing the notes will also automatically be released. In addition, the security documents generally provide that, so long as the First-Priority Lien Obligations are in effect, the holders of the First-Priority Lien Obligations may change, waive, modify or vary the security documents without the consent of the holders of the notes, provided that any such change, waiver or modification does not materially adversely affect the rights of the holders of the notes and not the other secured creditors in a like or similar manner. Except under limited circumstances, if at any time the First-Priority Lien Obligations cease to be in effect, the second-priority liens securing the notes will also be released and the notes will become unsecured senior obligations. See “Description of the Notes—Security for the Notes.”

Furthermore, the security documents generally allow us and our subsidiaries to remain in possession of, retain exclusive control over, to freely operate, and to collect, invest and dispose of any income from, the collateral securing the notes. In addition, to the extent we sell any assets that constitute collateral, the proceeds from such sale will be subject to the second-priority lien securing the notes only to the extent such proceeds would otherwise constitute “collateral” securing the notes under the security documents. To the extent the proceeds from any such sale of collateral do not constitute “collateral” under the security documents, the pool of assets securing the notes would be reduced and the notes would not be secured by such proceeds. For instance, if we sell any of our domestic assets which constitute collateral securing the notes and, with the proceeds from such sale, purchase assets in Europe which we transfer to one of our foreign subsidiaries, the holders of the notes would not receive a security interest in the assets purchased in Europe and transferred to our foreign subsidiary because the pool of assets which constitutes collateral securing the notes under the security documents excludes assets owned by our foreign subsidiaries.

The capital stock securing the notes will automatically be released from the second-priority lien and no longer be deemed to be collateral to the extent the pledge of such capital stock would require the filing of separate financial statements for any of our subsidiaries (other than Hexion Canada) with the SEC. As a result of any such release, the notes could be secured by less collateral than our first-priority indebtedness and the other indebtedness secured on a second-priority basis to the extent such liens are not required to be similarly released.

The indenture governing the notes and the security documents provide that, to the extent that separate financial statements of any of our subsidiaries (other than Hexion Canada) would be required by the rules of the SEC (or any other governmental agency) due to the fact that such subsidiary’s capital stock or other securities secure the notes, then such capital stock or other securities will automatically be deemed not to be part of the collateral securing the notes to the extent necessary to not be subject to such requirement. In such event, the security documents will be amended, without the consent of any holder of notes, to the extent necessary to release the second-priority liens on such capital stock or securities. As a result, holders of the notes could lose all or a portion of their security interest in the capital stock or other securities if any such rule becomes applicable. In addition, as a result of any such release, the notes could be secured by less collateral than our first-priority indebtedness and the other indebtedness secured on a second-priority basis to the extent such liens are not required to be similarly released.

Our ability to repay the notes depends upon the performance of Hexion and its subsidiaries and their ability to make payments or distributions.

The Issuers are finance subsidiaries of Hexion and do not have any material assets other than intercompany loans to Hexion and its subsidiaries. Therefore, the Issuers are entirely dependent on Hexion and its other subsidiaries for funds to satisfy their debt service requirements with respect to the notes.

A significant portion of Hexion’s assets are owned, and a significant percentage of Hexion’s net sales are earned, by its direct and indirect subsidiaries. Therefore, Hexion’s cash flows and its ability to service indebtedness, including its ability to transfer funds, directly or indirectly, to the Issuers or to honor its obligations under its guaranty of the notes, will be dependent upon cash dividends and distributions or other transfers from its subsidiaries. Payments to Hexion by its subsidiaries will be contingent upon the earnings of those subsidiaries.

Hexion’s subsidiaries are separate and distinct legal entities and, except for the Issuers and the existing and future subsidiaries that will guarantee the notes, they will not have any obligation, contingent or otherwise, to pay amounts due with respect to the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. In addition, certain of our subsidiaries are subject to contractual limitations on their ability to pay dividends or otherwise distribute money to Hexion. If Hexion’s subsidiaries do not pay out dividends or make other distributions to Hexion, Hexion may not have sufficient cash to fulfill its obligations with respect to the notes.

The notes are effectively subordinated to all liabilities of our non-guarantor subsidiaries and structurally subordinated to claims of creditors of all of our foreign subsidiaries.

The notes are structurally subordinated to indebtedness and other liabilities of Hexion’s subsidiaries that are not the Issuers or guarantors of the notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to Hexion or the Issuers.

The notes are not guaranteed by any of Hexion’s non-U.S. subsidiaries. Our foreign subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that Hexion or the subsidiary guarantors have to receive any assets of any of the foreign subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors and holders of preferred equity interests of those subsidiaries.

Federal and state statutes allow courts, under specific circumstances, to void notes, guarantees and security interests and require note holders to return payments received.

Hexion and certain of its existing domestic subsidiaries guaranteed the notes and certain of its future domestic subsidiaries may guarantee the notes. In addition, the guarantees are secured by certain collateral owned by the related guarantor. If any issuer or any guarantor becomes a debtor in a case under the United States Bankruptcy Code or encounters other financial difficulty, under federal or state fraudulent transfer law a court may void or otherwise decline to enforce the notes, the guaranty or the related security agreements, as the case may be. A court might do so if it found that when the applicable issuer issued the notes or the guarantor entered into its guaranty or, in some states, when payments became due under the notes, the guaranty or security agreements, such issuer or the guarantor received less than reasonably equivalent value or fair consideration and either:

•	was or was rendered insolvent;

•	was left with inadequate capital to conduct its business; or

•	believed or reasonably should have believed that it would incur debts beyond its ability to pay.

The court might also void an issuance of notes, a guaranty or security agreements, without regard to the above factors, if the court found that the applicable issuer issued the notes or the guarantor entered into its guaranty or security agreements with actual intent to hinder, delay or defraud its creditors.

A court would likely find that an issuer or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or its guaranty and security agreements, respectively, if the issuer or the guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void an issuance of notes, a guaranty or the related security agreements, you would no longer have a claim against the issuer or the guarantor or, in the case of the security agreements, a claim with respect to the related collateral. Sufficient funds to repay the notes may not be available from other sources, including the remaining issuers or guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the issuer or the guarantor or with respect to the collateral.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. In general, however, a court would consider an issuer or a guarantor insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

Each guaranty contains a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guaranty to be a fraudulent transfer. This provision may not be effective to protect the guaranties from being voided under fraudulent transfer law, or may reduce or eliminate the guarantor’s obligation to an amount that effectively makes the guaranty worthless.

The terms of our new senior secured credit facilities and our existing indebtedness may restrict our current and future operations.

Our new senior secured credit facilities and our existing indebtedness contain, and any future indebtedness we incur would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends and make other distributions to our shareholders;

•	create or incur certain liens;

•	make certain loans, acquisitions, capital expenditures or investments;

•	engage in sales of assets and subsidiary stock;

•	enter into sale/leaseback transactions;

•	enter into transactions with affiliates;

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions; and

•	make capital expenditures.

In addition, our new senior secured credit facilities require us to maintain a maximum senior secured bank leverage ratio. As a result of these covenants and this ratio, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs. While we are currently in compliance with all of the terms of our outstanding indebtedness, including the financial covenants contained therein, a downturn in our business could cause us to fail to comply with the financial or other covenants in our new senior secured credit facilities.

A failure to comply with the covenants contained in our new senior secured credit facilities or our existing indebtedness could result in an event of default under the facilities or the existing agreements. In the event of any default under our new senior secured credit facilities or our other indebtedness, the lenders thereunder:

•	will not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable; or

•	require us to apply all of our available cash to repay these borrowings.

If the indebtedness under our new senior secured credit facilities or our other indebtedness were to be accelerated, our assets may not be sufficient to repay such indebtedness in full. See “Description of New Senior Secured Credit Facilities and Other Indebtedness.”

Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings.

The right of the collateral agent to repossess and dispose of the collateral securing the notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would have “undersecured claims” as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case.

Rights of holders of notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

The security interest in the collateral securing the notes includes domestic assets, both tangible and intangible, whether now owned or acquired or arising in the future. Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. We are required by the Trust Indenture Act to inform the trustee of future acquisitions of property or rights that constitute collateral. However, there can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the notes against third parties.

The Issuers may not be able to repurchase the notes upon a change of control.

Specific kinds of change of control events of Hexion will be an event of default under the indenture governing the notes unless the Issuers make an offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest or by exercising their right to redeem such notes, in each case within 30 days of such change of control event. Similar change of control offer requirements are applicable to notes, including the August 2004 notes, issued under certain of our other indentures. The Issuers will be dependent on Hexion and its subsidiaries for the funds necessary to cure the events of default caused by such change of control event. Hexion and its subsidiaries may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control offer or to redeem such notes. The occurrence of a change of control would also constitute an event of default under our new senior secured credit facilities and could constitute an event of default under our other indebtedness. Our bank lenders may have the right to prohibit any such purchase or redemption, in which event we will seek to obtain waivers from the required lenders under our new senior secured credit facilities and our other indebtedness, but may not be able to do so. See “Description of the Notes—Change of Control.”

Investors may not be able to determine when a change of control giving rise to their right to have the exchange notes repurchased by the company has occurred following a sale of “substantially all” of the company’s assets.

Specific kinds of change of control events of Hexion require the Issuers to make an offer to repurchase all outstanding notes or exercise their right to redeem such notes. The definition of change of control includes a phrase relating to the sale, lease of transfer of “all or substantially all” the assets of Hexion and its subsidiaries taken as a whole. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require the Issuers to repurchase such notes as a result of a sale, lease or transfer of less than all of the assets of Hexion and its subsidiaries taken as a whole to another individual, group or entity may be uncertain.

The company can enter into transactions like recapitalizations, reorganizations and other highly leveraged transactions that do not constitute a change of control but that could adversely affect the holders of the notes.

The change of control repurchase provisions that require the Issuers to make an offer to repurchase all outstanding notes or exercise their right to redeem such notes are a result of negotiations among Hexion, the Issuers and the initial purchasers of the notes. Therefore, Hexion could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control under the indenture governing the notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect Hexion’s capital structure or credit ratings.

If you do not properly tender your old notes, you will continue to hold unregistered old notes and be subject to the same limitations on your ability to transfer old notes.

We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you are eligible to participate in the exchange offer and do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you will continue to hold old notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the old notes. In addition:

•	if you tender your old notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes; and

•	if you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes.

We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resales of the exchange notes.

After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding.

An active trading market may not develop for the exchange notes, in which case the trading market liquidity and the market price quoted for the exchange notes could be adversely affected.

The exchange notes are a new issue of securities with no established trading market and will not be listed on any securities exchange or automated dealer quotation system. The liquidity of the trading market in the exchange notes, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the exchange notes. In addition, if a large amount of old notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer would reduce liquidity and could lower the market price of those exchange notes.

Risks Relating to Our Business

Borden Chemical, Resolution Performance, Resolution Specialty and Bakelite have a limited history of working together as a single company. Should we fail to integrate the operations of Borden Chemical, Resolution Performance, Resolution Specialty and Bakelite and achieve cost savings and synergies, our results of operations and profitability would be negatively impacted.

We may not be successful integrating Borden Chemical, Resolution Performance, Resolution Specialty and Bakelite, and the combined company may not perform as we expect or achieve the net cost savings and synergies we anticipate. A significant element of our business strategy is the improvement of our operating efficiencies and a reduction of our operating costs. Management is currently targeting $250 million in synergies from the Hexion Formation, of which $125 million of net cost savings have been specifically identified. We achieved cost savings of $20 million in 2005 and $11 million in the first quarter of 2006. Through March 31, 2006, we have incurred one-time costs of approximately $13 in connection with implementing these synergies and we expect to incur additional one-time costs of $62 million through 2007. A variety of factors could cause us not to achieve the benefits of the cost savings plan, or could result in harm to our business. For example, certain of our European operations utilize IT systems with limited systems support. In the event we are not able to integrate these systems with our more advanced IT systems, our ability to efficiently operate in certain European countries could be diminished. In addition, the impact of Hurricanes Katrina and Rita on our business (negative cost impact of $27 million in the second half of 2005), along with future hurricanes and natural disasters, may affect our ability to achieve our cost savings plan in the near term. Additional factors include:

•	delays in the anticipated timing of activities related to our cost savings plan;

•	higher than expected or unanticipated costs to implement the plan and to operate the business;

•	inadequate resources to implement the plan and to operate the business;

•	our inability to optimize manufacturing processes between the companies;

•	our inability to obtain lower raw material prices;

•	our inability to utilize new geographic distribution channels;

•	our inability to reduce corporate and administrative expenses; and

•	our inability to identify an additional $125 million of cost savings consistent with our synergy target.

As a result, we may not achieve our expected cost savings in the time anticipated, or at all. In such case, our results of operations and profitability would be negatively impaired.

The Hexion Formation may prove disruptive and could result in the combined business failing to meet our expectations.

The continuing process of integrating the operations of Borden Chemical, Resolution Performance, Resolution Specialty and Bakelite may continue to require a disproportionate amount of resources and management attention. Our future operations and cash flows will depend largely upon our ability to operate Hexion efficiently, achieve the strategic operating objectives for our business and realize significant cost savings and synergies. Our management team may encounter unforeseen difficulties in managing the integration of our four businesses. In order to successfully combine and operate our businesses, our management team will need to continue to focus on realizing anticipated synergies and cost savings on a timely basis while maintaining the efficiency of our operations. Any substantial diversion of management attention or difficulties in operating the combined business could affect our sales and ability to achieve operational, financial and strategic objectives. For example, we expect to devote substantial management attention in order to implement financial reporting and other systems that will permit us to utilize a shared service business model (for certain processes) along with a single company wide management information and accounting system.

Our historical and pro forma financial information may not reflect what our actual results of operations and financial condition would have been had we been a combined company for the periods presented and thus these results may not be indicative of our future operating performance.

The historical financial information included in this prospectus is constructed from the separate financial statements of Resolution Performance, Borden Chemical and Resolution Specialty for periods prior to the consummation of the Hexion Formation. In addition, Bakelite has historically prepared its financial statements in accordance with German GAAP, which differs in certain respects from US GAAP. The Bakelite financial statement presentation included in this prospectus has been converted from the local GAAP of Bakelite and its subsidiaries to US GAAP. The pro forma financial information presented in this prospectus is based in part on certain assumptions regarding the Hexion Formation that we believe are reasonable. Our assumptions may prove to be inaccurate over time. Accordingly, the historical and pro forma financial information included in this prospectus may not reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented, or what our results of operations and financial condition will be in the future.

Our limited operating history and the challenge of integrating previously independent businesses make evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently organized or combined companies.

Although EBITDA is derived from the financial statements (pro forma or historical, as the case may be) of Hexion, the calculation of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect. For example, the synergies assume we can obtain improved raw materials pricing, the determination of legacy corporate expenses, net contains an estimate as to the cost of replacement services and business realignment expenses contains a number of assumptions as to excess costs. Although management of Hexion believes these estimates and assumptions are reasonable and correct and are consistent with the definition of Adjusted EBITDA in our indentures, investors should not place undue reliance upon Adjusted EBITDA as an indicator of current and future performance.

Demand for many of our products is cyclical and we may experience prolonged depressed market conditions for our products, which may decrease our net sales and operating margins.

Many of our products are used in industries that are cyclical in nature, such as the new home construction, automotive, oil and gas, chemicals and electronics industries. We sell our products to manufacturers in those industries who incorporate them into their own products. Sales to the construction industry are driven by trends in commercial and residential construction, housing starts and trends in residential repair and remodeling. Consumer confidence, mortgage rates and income levels play a significant role in driving demand in the residential construction, repair and remodeling sector. A drop in consumer confidence or an increase in mortgage rates or unemployment could cause a slowdown in the construction industry, and in particular the residential construction, repair and remodeling industry. These and other similar adverse developments could cause a material decrease in our net sales and operating margins.

Downturns in one or more of the other businesses that use our products can adversely affect our net sales and operating margins. Many of our customers are in businesses that are cyclical in nature and sensitive to changes in general economic conditions. In 2002, sales of Borden Chemical’s oil field services products declined 29% as a result of reduced drilling activity. Demand for our products depends, in part, on general economic conditions, and a decline in economic conditions in the industries served by our customers has, and may continue to have, a material adverse effect on our business. An economic downturn in one or more of the businesses or geographic regions in which we sell our products could cause a material decrease in our net sales and operating margins.

We rely significantly on raw materials in the production of our products and fluctuations in costs would increase our operating expenses.

Our manufacturing operations depend upon obtaining adequate supplies of our raw materials on a timely basis. We rely on long-term agreements with key suppliers for most of our raw materials. The loss of a key source of supply or a delay in shipments could have an adverse effect on our business. Should any of our suppliers fail to deliver or should any of the key long-term supply contracts be cancelled, we would be forced to purchase raw materials in the open market, and no assurances can be given that we would be able to make these purchases or make them at prices that would allow us to remain competitive. One supplier provides over 10% of certain raw material purchases, and we could incur significant time and expense if we had to replace the supplier. In addition, several of our feedstocks at various facilities are transported through a pipeline from one supplier. If we were unable to receive these feedstock through these pipeline arrangements, we may not be able to obtain them from other suppliers at competitive prices or in a timely manner. During the past three years, the prices of these materials have been volatile. We are exposed to price risks associated with these raw material purchases. The availability and prices of raw materials may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates, cost components of raw materials and worldwide price levels. In addition, we may be subject to increasing raw material prices and fuel surcharges due to hurricanes, such as Hurricanes Katrina and Rita in 2005, and other natural disasters and the associated damage to our suppliers. In 2005, approximately $27 million of incremental expenses associated with Hurricanes Katrina and Rita negatively impacted our results. Our ability to manufacture products depends on our ability to obtain an adequate supply of raw materials in a timely manner. Furthermore, if the cost of raw materials increases significantly and we are unable to offset the increased costs with higher selling prices, our profitability will decline.

From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although certain of our contracts include competitive price clauses that allow us to buy outside the contract if market pricing falls below contract pricing and other contracts have minimum-maximum monthly volume commitments that allow us to take advantage of spot pricing, we may not be able to purchase raw materials at market price. In addition, some of our customer contracts include selling price provisions that are indexed to publicly available indices for these commodity raw materials; however, we may not be able to immediately pass on raw material price increases to our customers, if at all. Due to differences in timing of the pricing mechanism trigger points between our sales and purchase contracts, there is often a “lead-lag” impact during which margins are negatively impacted for the short term in periods of rising raw material prices and positively impacted in periods of falling raw material prices. Raw material prices may not decrease from currently high levels or, if they do, we may not be able to capitalize on any such reductions in a timely manner, if at all.

Rising energy costs have previously increased our operating expenses and reduced net income and may in the future continue to do so, which could have a negative impact on our financial condition.

Natural gas is essential in our manufacturing processes, and its cost can vary widely and unpredictably. Our energy costs represented approximately 4% of our total cost of sales in 2005. Energy costs have risen significantly over the past several years due to the increase in the cost of oil and natural gas and the recent shortages of energy in various states, including those caused by Hurricanes Katrina and Rita. Our operating expenses increased in 2005 and will continue to increase if these costs continue to rise or do not return to historical levels. Rising energy costs may also increase our raw material costs. If we cannot pass these costs through to our customers, our profitability may decline. In addition, rising energy costs also negatively impact our customers and the demand for our products. These risks will be exacerbated if our customers or production facilities are in locations experiencing severe energy shortages.

Environmental obligations and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability.

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and are subject to extensive environmental laws and regulations at the national, state, local and international level. Such environmental laws and regulations include those governing the discharge of pollutants into the air and water, the management and disposal of hazardous materials and wastes, the cleanup of contaminated sites and occupational health and safety. We have incurred, and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. In 2005, we incurred related capital expenditures of $18 million including costs for other environmental improvements. In addition, violations of environmental laws or permits may result in restrictions being imposed on our operating activities or in our being subjected to substantial fines, penalties, criminal proceedings, third party property damage or personal injury claims or other costs. In addition, future developments or increasingly stringent regulation could require us to make additional unforeseen environmental expenditures. For example, the Louisville Metro Air Pollution control district has proposed new regulations that, if promulgated in their current form, could result in increased costs at our Louisville, Kentucky facility. In addition, potential air compliance issues at the Louisville facility could adversely affect our ability to achieve operational synergies in a timely fashion.

Even if we fully comply with environmental laws, we are subject to liability associated with hazardous substances in soil, groundwater and elsewhere at a number of sites. These include sites that we formerly owned or operated, and sites where hazardous wastes and other substances from our current and former facilities and operations have been treated, stored or disposed of, as well as sites that we currently own or operate. Depending upon the circumstances, our liability may be joint and several, meaning that we may be held responsible for more than our proportionate share, or even all, of the liability involved. Environmental conditions at such sites can lead to claims against us for personal injury or wrongful death, property damages, and natural resource damage, as well as to claims and obligations for the investigation and cleanup of environmental conditions. The extent of any such liabilities can be difficult to predict.

We have been notified that we are or may be responsible for environmental remediation at a number of sites in the United States, Europe and South America, and we are also undertaking a number of voluntary cleanups. We believe the most significant of these and the site that makes up approximately half of our remediation accrual is the site formerly owned by us in Geismar, Louisiana. As a result of former, current or future operations, there are likely to be additional environmental remediation or restoration liabilities or claims of personal injury by employees or members of the public due to exposure or alleged exposure to hazardous materials in connection with our operations, properties or products. We are aware of several sites, sold by us over 20 years ago, that may have significant site closure or remediation costs. Actual costs at these sites, as well as our share, if any, are unknown to us at this time. In addition, we have been served in two tort actions relating to one of these sites. If we fail to mount a successful defense against legal proceedings involving former sites, any significant finding of liability could have a negative impact on our financial condition, cash flows and profitability.

These environmental liabilities or obligations, or any that may arise or become known to us in the future, could have a material adverse effect on our financial condition, cash flows and profitability.

Because we manufacture and use materials that are known to be hazardous, we are subject to comprehensive product and manufacturing regulations, for which compliance can be costly and time consuming.

We produce hazardous chemicals that require care in handling and use and are subject to regulation by many U.S. and non-U.S. national, supra-national, state and local governmental authorities. In some circumstances, before we may sell some of our products these authorities must approve these products and our manufacturing processes and facilities. As our facilities grow, we may become subject to additional regulation or higher compliance standards. We are also subject to ongoing reviews of our products and manufacturing processes. For example, formaldehyde is an extensively regulated chemical, which various public health agencies continue to evaluate. The International Agency for Research on Cancer, or IARC, has recently reclassified formaldehyde as

“carcinogenic to humans,” a higher classification than previous IARC evaluations, based principally on a study conducted by the National Cancer Institute (NCI) linking formaldehyde exposure to nasopharyngeal cancer, a rare form of cancer in humans. IARC also concluded that there was strong but not sufficient evidence for a finding of a causal association between leukemia and occupational exposure to formaldehyde, although IARC could not identify a mechanism for leukemia induction. IARC’s monograph reporting this decision has not yet been published. It is possible that this reclassification will lead to further governmental review of existing regulations and may result in additional costly requirements. In addition, BPA, which is used as an intermediate at our Deer Park and Pernis manufacturing facilities and is also sold directly to third parties, is currently under evaluation as an “endocrine disrupter.” Endocrine disrupters are chemicals that have been alleged to interact with the endocrine systems of humans and wildlife and disrupt normal processes. Pursuant to EU regulation 793/93/EC, BPA producers are currently conducting an extensive toxicology testing program of the chemical. In the event that BPA is further regulated, additional operating costs would likely be incurred to meet more stringent regulation of the chemical.

In order to obtain regulatory approval of certain new products, we must, among other things, demonstrate to the relevant authority that the product is safe for its intended uses and that we are capable of manufacturing the product in accordance with current regulations. The process of seeking approvals can be costly, time consuming and subject to unanticipated and significant delays. Approvals may not be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate revenue from those products. New laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution or sale of our products. For example, we produce resin-coated sand. Because sand consists primarily of crystalline silica, it creates the potential for silica exposure, which is a recognized health hazard. The Occupational Safety and Health Administration, or OSHA, will likely propose in 2007 a comprehensive occupational health standard for crystalline silica to provide for lower permissible exposure limits, exposure monitoring, medical surveillance and worker training. We may have to incur substantial additional costs over time to comply with any new OSHA regulations. In addition, the European Commission is finalizing a new regulatory system, known as Registration, Evaluation and Authorization of Chemicals, or REACH, which would require manufacturers, importers and consumers of certain chemicals to register such chemicals and evaluate their potential impacts on human health and the environment. Based on the results of the evaluation, a newly created regulatory body would then determine if the chemical should be further tested, regulated, restricted or banned from use. If REACH is enacted in its current form, significant market restrictions could be imposed on the current and future uses of chemical products used by us as raw materials or sold by us as finished products in the European Union. Because the timing and ultimate form of the potential REACH regulation is not yet known, we cannot accurately predict future compliance costs, which could be significant. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, which would have an adverse effect on our financial condition, cash flows and profitability.

Because we manufacture and use materials that are known to be hazardous, our production facilities are subject to significant operating hazards which could cause personal injury and loss of life, severe damage to, or destruction of, property and equipment and environmental contamination.

We are dependent on the continued operation of our 94 production facilities. These facilities are subject to hazards associated with the manufacture, handling, storage and transportation of chemical materials and products, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, and environmental hazards, such as spills, discharges or releases of toxic or hazardous substances and gases, storage tank leaks and remediation complications. These hazards can cause personal injury and loss of life, severe damage to, or destruction of, property and equipment and environmental contamination and other environmental damage and could have a material adverse effect on our financial condition. In addition, due to the nature of our business operations, we have been and may continue to be subject to scrutiny from environmental action groups and neighbors. For example, currently neighbors of our Louisville facility are claiming that the chemical facilities have caused health and property damage, and we have been named as a defendant in a lawsuit alleging such claims. In addition, in another state, we have been named as a defendant in a lawsuit involving one of our divested facilities that alleges residents living nearby suffered health issues as a result of exposure to chemicals used at that plant. In addition, a group has challenged the use of toluene di-isocyanate (“TDI”) at our Mölndal, Sweden facility. As a result, a court has ruled that TDI use under the current permit must be reduced. Although we are appealing the court’s ruling, a limit on TDI use would restrict certain operations at that facility. The activities by the environmental groups could result in additional litigation and damage to our reputation. We may incur losses beyond the limits of, or outside the coverage of, our insurance policies, in particular for liabilities associated with environmental cleanup that may arise out of such hazards. In addition, from time to time, various types of insurance for companies in the chemical industry, such as coverage for silica claims, have not been available on commercially acceptable terms, or, in some cases, have been unavailable. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

We are subject to adverse claims from our customers and their employees as a result of the hazardous nature of our products.

We produce hazardous chemicals that require appropriate procedures and care to be used in handling them or using them to manufacture other products. As a result of the hazardous nature of some of the products we use and produce, we may face exposure relating to incidents involving our customers’ improper handling, storage and use of our products. On February 20, 2003, an explosion occurred at the facility of one of our customers, CTA Acoustics, Inc., which we refer to as CTA. Seven plant workers were killed and more than 40 workers were injured. Lawsuits in Laurel County, Kentucky, arising out of this incident, primarily seeking recovery for wrongful death, personal injury, emotional distress, loss of consortium, property damage and indemnity were resolved. Our share of the settlement amounts are covered by insurance. The property damage claims remain to be resolved. Although we believe that we have adequate insurance coverage to address any additional payments and/or legal fees in excess of $5 million involved in any single incident, we could be subject to additional significant judgments given the nature of this litigation. We have recently been named in a lawsuit filed in Springfield, Illinois, where an explosion at a Formosa plant on April 23, 2004 killed four workers and injured numerous other workers. We divested this facility in 1987. We have historically faced a substantial number of lawsuits, including class action lawsuits, claiming liability for death, injury or property damage caused by products we manufacture or those that contain our components. These lawsuits, and any future lawsuits, could result in substantial damage awards against us, which in turn could encourage additional lawsuits. The classification of formaldehyde as “carcinogenic to humans” by IARC could become the basis in product liability litigation, particularly if there are any definitive studies demonstrating a causal association with leukemia. In addition, in large part as a result of the bankruptcies of many producers of asbestos containing products, plaintiffs’ attorneys are increasing their focus on peripheral defendants, including us, and asserting that even products that contained small amounts of asbestos caused injury. Plaintiffs’ attorneys are also focusing on alleged harm caused by other products we have made or used, including silica-containing resin coated sands and vinyl chloride monomer, or VCM. We have been named recently in four lawsuits claiming injuries related to benzene exposure even though benzene was not an ingredient in our products. While we cannot predict the outcome of pending suits and claims, we believe that we have adequate reserves to address currently pending litigation and adequate insurance to cover currently pending and foreseeable future claims. An unfavorable outcome in these litigation matters may cause our profitability, business, financial condition and reputation to decline.

Our substantial international operations subject us to risks not faced by domestic competitors, which include unfavorable political, regulatory, labor and tax conditions in other countries.

We have significant manufacturing operations outside the United States. In 2005, our net sales outside the United States represented approximately 50% of our total sales. We have 57 production facilities located outside the United States, primarily concentrated in Australia, Brazil, Canada, China, the Czech Republic,

Germany, Italy, Korea, Malaysia, the Netherlands and the United Kingdom. Accordingly, our business is subject to the differing legal, political, social and regulatory requirements and economic conditions of many jurisdictions. Risks are inherent in international operations, including, but not limited to, the following:

•	difficulty in enforcing agreements through foreign legal systems;

•	foreign customers may have longer payment cycles;

•	foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade and investment, including currency exchange controls;

•	fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by us in foreign markets where payment for our products and services is made in the local currency;

•	increased costs of transportation or shipping;

•	risk of nationalization of private enterprises;

•	changes in general economic and political conditions in the countries in which we operate;

•	unexpected adverse changes in foreign laws or regulatory requirements, including those with respect to environmental protection, export duties and quotas;

•	difficulty with staffing and managing widespread operations; and

•	required compliance with a variety of foreign laws and regulations.

In addition, intellectual property rights may be more difficult to enforce in foreign countries. We currently have joint ventures in China, where we license technology to our joint venture partners. We may not be able to adequately protect our intellectual property in China or elsewhere. Our business in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, upon our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that will be effective in each location where we do business. Furthermore, each of the foregoing risks is likely to take on increased significance as we implement our plans to expand our foreign operations.

Currency translation risk and currency transaction risk may negatively affect our net sales, cost of sales and operating margins and could result in exchange losses.

We conduct our business and incur costs in the local currency of most countries in which we operate. In 2005, our net sales outside the United States represented approximately 50% of our total sales. Accordingly, our results of operations are reported in the relevant local currency and then translated to U.S. dollars at the applicable currency exchange rate for inclusion in our financial statements. Changes in exchange rates between those foreign currencies and the U.S. dollar will affect our net sales, cost of sales and operating margins and could result in exchange losses. In addition to currency translation risks, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a different currency from the currency in which it receives revenues. In an effort to mitigate the impact of exchange rate fluctuations we engage in exchange rate hedging activities. However, the hedging transactions we enter into may not be effective or could result in foreign exchange hedging loss. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted. Given the volatility of exchange rates, we may not be able to effectively manage our currency transaction and/or translation risks, and any volatility in currency exchange rates may have an adverse effect on our financial condition, cash flows and profitability.

We operate our business in countries that historically have been and may continue to be susceptible to recessions or currency devaluation, including Brazil and Malaysia. In addition, as we expand our business in emerging markets, particularly China and Russia, the uncertain regulatory environment relating to currency policy in these countries could have a negative impact on our operations there.

Failure to develop new products will make us less competitive.

Our results of operations depend to a significant extent on our ability to expand our product offerings, and to continue to develop our production processes to be a competitive producer. We are committed to remaining a competitive producer and believe that our portfolio of new or re-engineered products is strong. However, we may not be able to continue to develop new products, re-engineer our existing products successfully or bring them to market in a timely manner. For example, our historical research and development efforts generally have focused on customer service, and we may be unsuccessful in shifting our focus to the type of research that will lead to significant new product development. In addition, some of our research and development scientists are located at our individual plants rather than at a research facility, which may impede their ability to share ideas and create new products. While we believe that the products, pricing and services we offer customers are competitive, we may not be able to continue to attract and retain customers to which to sell our products.

We face competition from other chemical companies, which could force us to lower our prices, thereby adversely affecting our operating margins, financial condition, cash flows and profitability.

The markets in which we operate are highly competitive, and this competition could harm our business, results of operations, cash flow and financial condition. Our competitors include major international producers as well as smaller regional competitors. We believe that the most significant competitive factor for our products is selling price and we may be forced to lower our selling price based on our competitors’ pricing decisions, thereby reducing our profitability. In addition, current and anticipated future consolidation among our competitors and customers may cause us to lose market share as well as put downward pressure on pricing. Furthermore, there is a trend in the chemical industry toward relocation of manufacturing facilities to lower-cost regions such as Asia. Such relocation may permit some of our competitors to lower their costs and improve their competitive position. Some of our competitors are larger, have greater financial resources and have less debt than we do. As a result, those competitors may be better able to withstand a change in conditions within our industry and throughout the economy as a whole. If we do not compete successfully, our business, operating margins, financial condition, cash flows and profitability could be adversely affected.

Competition from producers of materials that are substitutes for formaldehyde-based resins could lead to declines in our net sales attributable to these products.

We face competition from a number of products that are potential substitutes for formaldehyde-based resins. Currently, we estimate that formaldehyde-based resins make up most of the resins used as panelboard resins, wood and specialty adhesives and industrial resins. Decreases in the average selling price of formaldehyde may cause our profitability to decline. For example, competition among producers of foundry and specialty resins has led to erosion in certain product prices in the past. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency or by shifting to higher margin chemical products. In addition, in some markets, non-formaldehyde based resins may be an alternative to our formaldehyde-based resins. Considerable growth in these substitutes for formaldehyde-based resins could adversely affect our market share, net sales and profit margins. Furthermore, the movement towards substitute products could be exacerbated as a result of the IARC recent reclassification of formaldehyde from a “probable human carcinogen” to “carcinogenic to humans” based on studies linking formaldehyde exposure to nasopharyngeal cancer, and a possible causal association between leukemia and occupational exposure to formaldehyde.

Acquisitions and joint ventures that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance.

We have made acquisitions of related businesses, and entered into joint ventures in the recent past and intend to selectively pursue acquisitions of, and joint ventures with, related businesses as one element of our growth strategy. We are pursuing various potential strategic acquisitions, including participation in several ongoing processes. One or more of these potential transactions may be of larger scale than historical tuck-in acquisitions, and some of these transactions may be significant. There can be no assurance whether we decide to pursue or will be successful in completing these acquisitions, and we cannot predict the timing of any such transaction. These and other acquisitions of businesses may require us to assume or incur additional debt financing, resulting in additional leverage and complex debt structures. We may pursue acquisitions of a significantly larger scale than in the past. If such acquisitions are consummated, the risk factors we describe below, and for our business generally, may be intensified.

Our ability to implement our growth strategy is limited by covenants in our new senior secured credit facilities, indentures and other indebtedness, our financial resources, including available cash and borrowing capacity, and our ability to integrate or identify appropriate acquisition and joint venture candidates.

The expense incurred in consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in our incurring unanticipated expenses and losses. Furthermore, we may not be able to realize any anticipated benefits from acquisitions or joint ventures. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with our acquisition and joint venture strategy include:

•	potential disruption of our ongoing business and distraction of management;

•	unexpected loss of key employees or customers of the acquired company;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	coordinating new product and process development;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. For example, the preparation of the US GAAP financial statements for Bakelite required significant management resources. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Our acquisition and joint venture strategy may not be successfully received by customers, and we may not realize any anticipated benefits from acquisitions or joint ventures.

Our future success depends on our ability to retain our key employees.

We are dependent on the services of Craig O. Morrison, our President and Chief Executive Officer, William H. Carter, our Chief Financial Officer and other members of our senior management team, who collectively have over 130 years of experience in the chemical and plastics industries, to remain competitive in our industry. The loss of Mr. Morrison or any other member of our senior management team could have an adverse effect on us. There is a risk that we will not be able to retain or replace these key employees. All of our current key employees are subject to employment conditions or arrangements that contain post employment non-competition provisions. However, these arrangements permit the employees to terminate their employment with little or no notice.

We may be required to expend greater time and expense than other companies in dealing with our employees, some of whom are unionized, represented by workers’ councils or are employed subject to local laws that are less favorable to employers than the laws of the United States.

As of December 31, 2005, approximately 46% of our employees were unionized or represented by workers’ councils that have collective bargaining agreements. In addition, some of our employees are employed in countries in which employment laws provide greater bargaining or other rights to employees than the laws of the

United States. Such favorable employment rights require us to expend greater time and expense in making changes to employees’ terms of employment or making staff reductions. For example, most of our employees in Europe are represented by workers’ councils which must approve any changes in conditions of employment, including salaries and benefits. “Protection against dismissal” claims have been brought by certain of such workers’ councils in connection with Bakelite’s cost-saving initiatives. A significant dispute with our employees may divert management’s attention and otherwise hinder our ability to conduct our business and achieve planned cost savings.

We rely on patents and confidentiality agreements to protect our intellectual property. Our failure to protect our intellectual property rights could adversely affect our future performance and growth.

Protection of our proprietary processes, methods and compounds and other technology is important to our business. Failure to protect our existing intellectual property rights may result in the loss of valuable technologies or having to pay other companies for infringing on their intellectual property rights. We rely on patent, trade secret, trademark and copyright law as well as judicial enforcement to protect such technologies. A majority of our patents relate to the development of new products and processes for manufacturing and use thereof and expire at various times between 2006 and 2026. Some of our technologies are not covered by any patent or patent application. In addition, our patents could be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, pending patent applications may not result in an issued patent, or if patents are issued to us, such patents may not provide meaningful protection against competitors or against competitive technologies.

Our production processes and products are specialized. However, we could face patent infringement claims from our competitors or others alleging that our processes or products infringe on their proprietary technology. If we were subject to an infringement suit, we may be required to change our processes or products or stop using certain technologies or producing the infringing product entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could cause our customers to seek other products that are not subject to infringement suits. Any infringement suit could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some foreign countries. In some countries we do not apply for patent, trademark or copyright protection. We also rely upon unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, such confidentiality agreements are limited in duration and could be breached, and may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, others may obtain knowledge of our trade secrets through independent development or other access by legal means. The failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have an adverse effect on our business by jeopardizing critical intellectual property.

If we are unable to access funds generated by our subsidiaries we may not be able to meet our financial obligations.

Because Hexion conducts many of its operations through its subsidiaries, Hexion depends on those entities for dividends, distributions and other payments to generate the funds necessary to meet its financial obligations. Legal and contractual restrictions in certain agreements governing current and future indebtedness of Hexion’s subsidiaries, as well as the financial condition and operating requirements of Hexion’s subsidiaries, may limit Hexion’s ability to obtain cash from its subsidiaries. All of Hexion’s subsidiaries are separate and independent legal entities and have no obligation whatsoever to pay any dividends, distributions or other payments to Hexion.

Significant changes in pension fund investment performance or assumptions relating to pension costs may increase the valuation of pension obligations, alter the funded status of pension plans and increase our pension costs.

Our funding policy for pension plans is to accumulate plan assets that, over the long run, will approximate the present value of projected benefit obligations. Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. A change in the discount rate would result in a significant increase or decrease in the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net periodic pension cost in the following financial years. Similarly, changes in the expected return on plan assets assumption can result in significant changes in the net periodic pension cost of the following financial years.

One of the Company’s pension plans is currently underfunded and we may have to make significant cash payments to the plan and/or incur a liability to the Pension Benefit Guaranty Corporation. Termination by the Pension Benefit Guaranty Corporation would further increase our pension expense and could result in liens on material amounts of our assets.

On April 17, 2006, the Company notified the Pension Benefit Guaranty Corporation, or PBGC, that a legacy Borden Chemical defined benefit pension plan (the “Borden Plan”) was underfunded by approximately $91 million on a termination basis. IRS regulations require us to increase our contributions to the Borden Plan to reduce this underfunding. Based on current IRS regulations and plan provisions, we expect that our total minimum funding requirements for the five years ended in 2010 for the Borden Plan will be approximately $55 million. If the performance of the assets in the Borden Plan does not meet our expectations, if the PBGC requires additional contributions to the Borden Plan as a result of the Hexion Formation or the Hexion Refinancings, if there are changes to IRS regulations or other applicable law, or if other actuarial assumptions are modified, our contributions for those years could be higher than we expect.

The need to make these cash contributions may reduce the cash available to meet our other obligations or to meet the needs of our business. In addition, the PBGC may terminate the Borden Plan under limited circumstances, including in the event the PBGC concludes that its risk may increase unreasonably if the Borden Plan continues. In the event the Borden Plan is terminated for any reason while it is underfunded, we could be required to make an immediate payment to the PBGC of all or a substantial portion of the Borden Plan’s underfunding, as calculated by the PBGC based on its own assumptions (which might result in a larger pension obligation than that based on the assumptions we have used to fund the Borden Plan), and the PBGC could assert a lien on material amounts of our assets.

In addition, in 2003, the IRS notified the Company that cash balance plans such as the Borden Plan may be required to be amended because of recent ERISA rulings that found cash balance plans to be discriminatory. The IRS indicated that the Borden Plan should continue to operate as currently designed until new guidance is available. Although the effect of any future guidance is not known, it is possible that such guidance may increase our obligations under the Borden Plan.

Our equity sponsor controls us and its interests may conflict with or differ from your interests.

Apollo beneficially owns approximately 91% of our common stock. In addition, representatives of Apollo have the ability to prevent any transaction that requires the approval of directors. As a result, Apollo has the ability to substantially influence all matters requiring shareholder approval, including the election of our directors and the approval of significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets. The interests of Apollo and its affiliates could conflict with or differ from your interests as a holder of our notes. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which you may otherwise view favorably. Apollo may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. A sale of a substantial number of shares of stock in the future by funds affiliated with our equity sponsor could cause our stock price to decline in the future.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Affiliates of Apollo continue to control a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

We intend to utilize these exemptions. As a result, we do not have a majority of independent directors nor do our nominating/corporate governance and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Our internal control over financial reporting may not be effective and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder (which we refer to as Section 404) as of December 31, 2007. Section 404 requires us to report on, and attest to, the design and effectiveness of our internal control over financial reporting. Prior to the Combinations, Borden Chemical and Resolution Performance had performed the system and process evaluation in an effort to comply with management certification and auditor attestation requirements of Section 404. However, prior to the Combinations, Bakelite and Resolution Specialty were not required to meet these regulations. In the course of our ongoing Section 404 evaluation, we have identified areas of internal controls that need improvement, including closing, tax accounting and consolidation procedures.

For example, Bakelite’s original system of financial reporting was designed to comply with German GAAP; accordingly, Bakelite’s management determined that Bakelite did not have sufficient internal controls and resources relating to the preparation of US GAAP financial statements. As Resolution Specialty began the process of developing a stand-alone infrastructure, Resolution Specialty’s management determined that Resolution Specialty did not have sufficient internal controls and resources relating to the preparation of US GAAP financial statements. In addition, as our international operations have expanded and the complexity of our business has increased, we have determined that, in some instances, local resources are not adequately familiar with US GAAP areas such as income tax accounting. As a result of such determinations, we have utilized additional outside advisors, as appropriate, to assess and to assist with the US GAAP closing and consolidation processes associated with preparing the financial statements included herein, including the conversion of local and German GAAP to US GAAP. While we have added additional resources to assist with the US GAAP closing, tax accounting and consolidation processes, for future reporting periods, such closing and consolidation processes may result in delays in reporting our results.

In order to improve our internal controls, we have changed and expanded the roles and responsibilities of key personnel and made changes to certain processes related to financial reporting. As part of the integration of Resolution Specialty and Resolution Performance, we continue the process of consolidating some of the transaction processing and general accounting activities of Resolution Specialty, and Resolution Performance to a lesser extent, into a common shared services transaction processing environment with the Corporate and North American activity related to the former Borden Chemical operation. We have also recently launched a project to consolidate multiple legacy systems and multiple management information and accounting systems. Once fully implemented, this change to a shared services business model (for certain processes) along with a single management information and accounting system is intended to further enhance our internal control over financial reporting and our operating efficiencies. We have also expanded the scope of the services of the international accounting firm that provides tax accounting and compliance services and support to include Resolution Performance, Resolution Specialty and Bakelite. Management has also added additional tax personnel to assist current personnel in monitoring the tax reporting process and continues to evaluate the need for additional tax, US GAAP and financial reporting resource needs based on the Combinations and recent acquisitions.

However, as the evaluation process is ongoing, we may identify additional conditions that may be categorized as areas of internal control that need improvement in the future. We cannot be certain as to the timing of completion of our evaluation, documentation, testing and any remediation actions or the impact of the same on our operations. If our remediation actions described above are insufficient and we are not able to obtain reports or institute controls on a timely basis, the chief financial officer or chief executive officer may conclude that our controls are ineffective for purposes of Section 404, our independent auditors may conclude that our assessment process or our internal controls over financial reporting are not effective and we may be subject to sanctions or investigations by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements or our financial statements could change. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations.

Because Hexion Nova Scotia Finance, ULC is not a U.S. company, it may be difficult for you to effect service of process on it or on its directors or to enforce any judgment you may receive against it from a U.S. court. In addition, any judgment against Hexion Nova Scotia Finance, ULC, obtained in Canada, would be in Canadian dollars exposing you to exchange rate risk.

Hexion Nova Scotia Finance, ULC is an unlimited liability company organized under the laws of Nova Scotia. Certain of its officers and directors may be residents of various jurisdictions outside the United States. All or a substantial portion of its assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to enforce in United States courts judgments obtained against such persons in United States courts and predicated upon the civil liability provisions of the United States federal securities law. In addition, any judgment against Hexion Nova Scotia Finance, ULC, obtained in Canada, would be in Canadian dollars exposing you to exchange rate risk.

In addition, Hexion Nova Scotia Finance, ULC has been advised by its Nova Scotia counsel, that there is doubt as to (i) the enforceability, in original actions in Nova Scotia courts, of liabilities predicated solely upon the United States federal securities laws and (ii) the enforceability in Nova Scotia courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” that involve risks and uncertainties. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, appear under the headings “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “foresees,” “likely,” “may,” “should,” “goal,” “target” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements are based upon information available to us on the date of this prospectus.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including, among other things, the matters discussed in this prospectus in the sections captioned “Prospectus Summary,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Such factors may include:

•	our ability to integrate Borden Chemical, Resolution Performance, Resolution Specialty, Bakelite and our subsequent acquisitions and achieve cost savings;

•	general economic and business conditions including those influenced by international and geopolitical events such as the wars in Iraq and Afghanistan and any future terrorist attacks;

•	industry trends;

•	the highly cyclical nature of the end-use markets in which we participate;

•	raw material costs and availability;

•	restrictions contained in our debt agreements;

•	our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt and the incurrence of substantial indebtedness in the future;

•	the possibility of liability for pollution and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	increased competition in the markets in which we operate;

•	changes in demand for our products;

•	the loss of any of our major customers;

•	our dependence on a limited number of key executives who we may not be able to adequately replace if they leave our company;

•	changes in, or the failure or inability to comply with, government regulations, agricultural policy and environmental, health and safety requirements;

•	changes in pension fund investment performance, required pension contributions or assumptions relating to pension costs or expected return on plan assets;

•	changes in business strategy, development plans or cost savings plans;

•	the loss of any of our major suppliers or the bankruptcy or financial distress of our customers;

•	the ability to attain and maintain any price increases for our products;

•	foreign currency fluctuations and devaluations and political instability in our foreign markets;

•	the loss of our intellectual property rights;

•	availability, terms and deployment of capital; and

•	other factors over which we have little or no control, including events like hurricanes and other natural disasters, such as Hurricanes Katrina and Rita.

There may be other factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by law.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes industry data that we obtained from periodic industry publications and internal company surveys. This prospectus includes market share and industry data that we prepared primarily based on management’s knowledge of the industry and industry data. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable.

Unless otherwise noted, statements as to our market share and market position relative to our competitors are approximated and based on management estimates using the above-mentioned latest-available third-party data and internal analysis and estimates. The global thermoset resins market is approximately $34 billion in annual sales. We based our market estimates on the $19 billion market for the product areas of the global thermoset resins market upon which we focus.

We determined our market share and market positions utilizing periodic industry publications. If we were unable to obtain relevant periodic industry publications, we based our estimates on our knowledge of the size of our markets, our sales in each of these markets and publicly available information regarding our competitors, as well as internal estimates of competitors’ sales based on discussion with our sales force and other industry participants.

Except as may otherwise be noted in this prospectus, all financial and other data for the year ended December 31, 2005 and the three months ended March 31, 2005 and 2006 presented herein give pro forma effect to the Hexion Formation and the Hexion Refinancings (each, as defined in “Prospectus Summary—Hexion Specialty Chemicals, Inc.—The Prior Transactions, the Hexion Formation and the Hexion Refinancings”), including the application of the net proceeds to the Company therefrom, as if they each had occurred on January 1, 2005, and all financial and other data as of March 31, 2006 presented herein give pro forma effect to the Hexion Refinancings, including the application of the net proceeds to the Company therefrom, as if it had occurred on March 31, 2006 (with the financial and other data as of March 31, 2006 already reflecting the Hexion Formation, the Rhodia Acquisition, the Rohm and Haas Acquisition and the Brazilian Consumer Divestiture (each as defined in “Prospectus Summary—Recent Acquisitions and Divestiture”)). Except as may otherwise be noted in this prospectus, all financial and other data for the year ended December 31, 2005 and the three months ended March 31, 2005 does not give effect to the Akzo Acquisition, the Rhodia Acquisition, the Rohm and Haas Acquisition or the Brazilian Consumer Divestiture. Except as may otherwise be noted in this prospectus, all financial and other data for the three months ended as of March 31, 2006 gives effect to the Rhodia Acquisition and the Rohm and Haas Acquisition from the respective dates of acquisition, but does not give effect to the Akzo Acquisition which was completed during the second quarter.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We have entered into a registration rights agreement with the initial purchasers of the old notes, in which we agreed to file a registration statement relating to an offer to exchange the old notes for exchange notes. The registration statement of which this prospectus forms a part was filed in compliance with this obligation. We also agreed to use our commercially reasonable efforts to file the registration statement with the SEC and to cause it to become effective under the Securities Act. In addition, we agreed to use our commercially reasonable efforts to cause the exchange offer to be consummated on or before March 16, 2006. However, since the exchange offer was not consummated on or before March 16, 2006 we have incurred additional interest expense in the aggregate amount of approximately $350,000 as of the date of this prospectus. The exchange notes will have terms substantially identical to the old notes except that the exchange notes will not contain terms with respect to transfer restrictions and registration rights and additional interest payable for the failure to consummate the exchange offer by March 16, 2006. Old notes in an aggregate principal amount of $150,000,000 were issued on May 20, 2005.

Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the old notes and to keep the shelf registration statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

•	the exchange offer is not permitted by applicable law or SEC policy;

•	prior to the consummation of the exchange offer, existing SEC interpretations are changed such that the debt securities received by the Holders in the exchange offer would not be transferable without restriction under the Securities Act;

•	if any initial purchaser so requests on or prior to the 60th day after consummation of the registered exchange offer with respect to the old notes not eligible to be exchanged for the exchange notes and held by it following the consummation of the exchange offer; or

•	if any holder that participates in the exchange offer does not receive freely transferable exchange notes in exchange for tendered old notes and so requests on or prior to the 60th day after the consummation of the registered exchange offer.

Each holder of old notes that wishes to exchange such old notes for transferable exchange notes in the exchange offer will be required to make the following representations:

•	any exchange notes to be received by it will be acquired in the ordinary course of its business;

•	it has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution (within the meaning of Securities Act) of the exchange notes in violation of the Securities Act;

•	it is not our “affiliate,” as defined in Rule 405 under the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act; and

•	if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes and if such holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities and such holder will acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued in the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such exchange notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

If, as stated above, a holder cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of distribution” for more details regarding these procedures for the transfer of exchange notes. We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resale of the exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of old notes surrendered under the exchange offer. Old notes may be tendered only in integral multiples of $1,000.

The form and terms of the exchange notes will be substantially identical to the form and terms of the old notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to become effective, a registration statement. The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding old notes. Consequently, both series of notes will be treated as a single class of debt securities under the indenture.

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $150,000,000 aggregate principal amount of the old notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC. Old notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the old notes.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to such holders. Subject to the terms of the registration rights agreements, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Certain Conditions to the Exchange Offer.”

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration date; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time on                          , 2006, unless we extend it in our sole discretion.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify in writing or by public announcement the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any old notes in connection with the extension of the exchange offer;

•	to extend the exchange offer or to terminate the exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under “—Certain Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable written notice or public announcement thereof to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of old notes of such amendment, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change. If we terminate this exchange offer as provided in this prospectus before accepting any old notes for exchange or if we amend the terms of this exchange offer in a manner that constitutes a fundamental change in the information set forth in the registration statement of which this prospectus forms a part, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part. In addition, we will in all events comply with our obligation to make prompt payment for all old notes properly tendered and accepted for exchange in the exchange offer.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any old notes, and we may terminate the exchange offer as provided in this prospectus before accepting any old notes for exchange if in our reasonable judgment:

•	the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act or the Exchange Act, and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made:

•	the representations described under “—Purpose and Effect of the Exchange Offer”, “—Procedures for Tendering” and “Plan of Distribution”, and

•	such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving written notice of such extension to the registered holders of the old notes. During any such extensions, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the old notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may, in our sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times except that all conditions to the exchange offer must be satisfied or waived by us prior to the expiration of the exchange offer. If we fail at any time to exercise any of the foregoing rights, that failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offer. Any waiver by us will be made by written notice or public announcement to the registered holders of the notes.

In addition, we will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any such old notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Procedures for Tendering

Only a holder of old notes may tender such old notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal; or

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send us the letter of transmittal or old notes. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners’ behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed on the old notes, such old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering old notes that are the subject of such book-entry confirmation;

•	such participant has received and agrees to be bound by the terms of the letter of transmittal (or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

•	the agreement may be enforced against such participant.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date or termination of the exchange offer, as applicable.

In all cases, we will issue exchange notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the letter of transmittal, each tendering holder of old notes will represent that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

•	the holder is not our “affiliate”, as defined in Rule 405 of the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent’s account at DTC or all other documents of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from such eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of such old notes and the principal amount of old notes tendered;

•	stating that the tender is being made thereby; and

•	guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal, which notice may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under “—Exchange Agent”; or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any such notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes; and

•	where certificates for old notes have been transmitted, specify the name in which such old notes were registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes that have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such old notes will be credited to an account maintained with DTC for old notes) promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time prior to the expiration date.

Exchange agent

Wilmington Trust Company has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

For Delivery by Hand, Overnight Delivery,	By Facsimile Transmission
Registered or Certified Mail:	(for eligible institutions only):
(302) 636-4139
Wilmington Trust Company Corporate Capital Markets 1100 North Market Street Rodney Square North Wilmington, Delaware 19890-1626 Attention: Alisha Clendaniel	To Confirm by Telephone or for Information Call: (302) 636-6470

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail, however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

Our expenses in connection with the exchange offer include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their old notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for exchange notes under the exchange offer, including as a result of failing to timely deliver old notes to the exchange agent, together with all required documentation, including a properly completed and signed letter of transmittal, will remain subject to the restrictions on transfer of such old notes:

•	as set forth in the legend printed on the old notes as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private offering of the old notes.

In addition, you will no longer have any registration rights or be entitled to additional interest with respect to the old notes.

In general, you may not offer or sell the old notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

•	could not rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange old notes in like principal amount, which will be cancelled and as such will not result in any increase in our indebtedness.

The net proceeds of the offering of the old notes was $141 million after deducting the initial purchasers’ discount and estimated fees and expenses. We used the net proceeds from the offering of the old notes together with borrowings under our May 2005 senior secured credit facilities and available cash to repay all or a portion of the amounts outstanding under our bridge loan facility.

The bridge loan facility was entered into on April 29, 2005 to finance, in part, the purchase price, fees and expenses associated with the Bakelite Acquisition.

The following table sets forth the estimated sources and uses of funds pertaining to the Bakelite Transaction, assuming the Bakelite Transaction (excluding the offering of the old notes and including the repayment of borrowings under our bridge loan facility with the proceeds thereof, borrowings under our senior secured credit facilities and available cash) was consummated on December 31, 2004 (dollars in millions).

Sources		Uses
Assumed debt(1)	$60	Cash	$2
Bridge loan facility(2)	250	Acquisition consideration(1)	266
		Transaction fees and expenses(3)	42

Total Sources	$310	Total Uses	$310

(1)	Acquisition consideration reflects our assumption of $60 million of Bakelite debt in connection with the Bakelite Acquisition, the assumption of which reduced the cash purchase price dollar-for-dollar.
(2)	We used the proceeds of the offering of the old notes, borrowings under our May 2005 senior secured credit facilities and available cash to repay amounts outstanding under the bridge loan facility.
(3)	Reflects the fees and expenses associated with the Bakelite Transaction, including placement and other financing fees, advisory fees and other transaction costs and professional fees. Approximately $5 million will be capitalized on the balance sheet as deferred financing fees.

CAPITALIZATION

The following table sets forth our cash and equivalents and our capitalization as of March 31, 2006 (i) on an actual consolidated basis for Hexion and (ii) on an as adjusted basis giving effect to the Hexion Refinancings, including the application of the net proceeds to the Company therefrom. You should read this table in conjunction with “Selected Historical Financial and Other Information,” “Unaudited Pro Forma Financial Information,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and all of the financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2006
		Adjustments
	Actual	Hexion Refinancings	As Adjusted
Cash and equivalents	$168	$6	$174

Debt:
Senior credit facilities (including current maturities)	$496	$1,129	$1,625
Senior secured notes	967	(343)	624
Senior unsecured debentures	440	—	440
Senior subordinated notes	336	(336)	—
Industrial revenue bonds	34	—	34
Other debt and capital leases	40	—	40
Short-term debt	27	—	27

Total debt	2,340	450	2,790

Preferred Stock:
Series A Preferred Stock, par value $0.01 per share, liquidation preference $350 million actual: 60,000,000 shares authorized, 14,000,000 shares issued and outstanding; as adjusted: 14,000,000 shares authorized, no shares issued and outstanding	377	(377)	—

Shareholders’ Deficit:
Common stock, par value $0.01 per share: 300,000,000 shares authorized, 82,629,906 shares issued and outstanding	1	—	1
Paid-in capital	504	(20)	484
Treasury stock	(296)	—	(296)
Accumulated other comprehensive loss	(59)	—	(59)
Accumulated deficit	(1,039)	(51)	(1,090)

Total common stock and other shareholders’ deficit	(889)	(71)	(960)

Total capitalization	$1,828	$2	$1,830

UNAUDITED PRO FORMA FINANCIAL INFORMATION

We derived the unaudited pro forma financial data set forth below by the application of the pro forma adjustments to the historical audited consolidated financial statements of Hexion, appearing elsewhere in this prospectus.

The unaudited pro forma balance sheet as of March 31, 2006, gives pro forma effect only to the Hexion Refinancings, including the application of the net proceeds to the Company therefrom as if the Hexion Refinancings occurred on March 31, 2006. The unaudited pro forma balance sheet does not give effect to the Akzo Acquisition which is not considered significant per the provisions of Article 11-01(b) of Regulation S-X.

The unaudited pro forma statements of operations for the year ended December 31, 2005 and the three months ended March 31, 2005 give pro forma effect to the Hexion Formation and the Hexion Refinancings and the unaudited pro forma statement of operations for the three months ended March 31, 2006 gives pro forma effect to the Hexion Refinancings, including the application of the net proceeds to the Company therefrom, as if they occurred on January 1, 2005. The unaudited pro forma statements of operations do not give effect to the Akzo Acquisition, the Rhodia Acquisition, the Rohm and Haas Acquisition or the Brazilian Consumer Divestiture which are not considered significant per the provisions of Article 11-01(b) of Regulation S-X.

The pro forma adjustments relating to the Bakelite Transaction and the minority interest acquisitions as part of the Combinations are based on the fair value of the consideration provided, estimates of the fair values of assets acquired and liabilities assumed and available information and assumptions. The final purchase price allocations are dependent on whether there are any post-closing adjustments on the finalization of asset and liability valuations. These final valuations will be based on the actual net tangible and intangible assets that existed as of the closing dates of the Bakelite Transaction and the Combinations. Any final adjustment may change the allocations of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma financial information, including the adjustment of goodwill.

The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what our results of operations would actually have been if they had occurred on the date indicated nor do they purport to project our results of operations for any future period.

You should read our unaudited pro forma financial information and the accompanying notes in conjunction with all of the historical financial statements and related notes included in this prospectus and other financial information appearing elsewhere in this prospectus, including information contained in “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

HEXION SPECIALTY CHEMICALS, INC.

Unaudited Pro Forma Balance Sheet

as of March 31, 2006

(dollars in millions)

		Hexion Refinancings
	Actual	Adjustments (1)		Pro Forma
Assets
Current assets:
Cash and equivalents	$168	$6	(a)	$174
Accounts receivable	684	—		684
Inventories	470	—		470
Other current assets	88	—		88

	1,410	6		1,416
Property and equipment	1,440	—		1,440
Goodwill	172	—		172
Other intangible assets	182	—		182
Other non-current assets	103	(4	)(b)	99

Total assets	$3,307	$2		$3,309

Liabilities, redeemable preferred stock, common stock and other shareholders’ deficit
Current liabilities:
Accounts and drafts payable	$547	$—		$547
Debt payable within one year	41	11	(c)	52
Other current liabilities	399	—		399

	987	11		998

Other liabilities:
Long-term debt	2,299	439	(d)	2,738
Non-pension postemployment benefit obligations	115	—		115
Deferred income taxes	135	—		135
Other long-term liabilities	274	—		274

	2,823	439		3,262

Minority interest	9	—		9

Series A Preferred Stock	377	(377	)(e)	—

Shareholders’ deficit:
Common stock and additional paid-in capital	505	(20	)(f)	485
Treasury stock and other	(355)	—		(355)
Accumulated deficit	(1,039)	(51	)(g)	(1,090)

	(889)	(71)		(960)

Total liabilities, redeemable preferred stock, common stock and other shareholders’ deficit	$3,307	$2		$3,309

See Notes to Unaudited Pro Forma Balance Sheet

Notes to Unaudited Pro Forma Balance Sheet

(1)	Set forth below are the estimated sources and uses of funds pertaining to the Hexion Refinancings.

Sources
Proceeds from new senior secured credit facilities	$1,625
Synthetic letter of credit facility	50

Total sources	$1,675

Uses
Available cash	$6
Redemption of Series A Preferred Stock	397
Repayment of:
Existing Senior Secured Term Loan	496
8% Senior Secured Notes	140
9 1/2% Senior Second Secured Notes	200
13 1/2% Senior Subordinated Notes	328
Synthetic letter of credit facility	50
Transaction costs	58

Total uses	$1,675

The Hexion Refinancings generated net proceeds of $1,609 (net of estimated fees and expenses of $16) to the Company which was used to repay existing debt of $1,164, pay debt redemption cost of $42 and redeem the Series A Preferred Stock at its accreted amount which was $397 as of the redemption date. In addition, the new senior secured credit facilities also provide for a $50 synthetic letter of credit facility, which replaced the existing letter of credit facility of an equivalent amount. As of March 31, 2006, the Series A Preferred Stock had accreted to $377. The Series A Preferred Stock was redeemed in full for cash on May 12, 2006.

(a)	Reflects net cash available from the Hexion Refinancings.

(b)	Reflects the write-off of deferred debt issue costs of $20 related to the existing debt repaid from the proceeds of the Hexion Refinancings, offset by the capitalized debt issue cost of $16 related to the new senior secured credit facilities.

(c)	Reflects the current portion of the new senior secured credit facilities of $16 reduced by the current portion of the debt of $5 repaid in the Hexion Refinancings.

(d)	Reflects the net increase in long-term debt as follows:

New senior secured credit facilities	$1,625
Existing debt repaid
Face value	(1,164)
Premium	(11)
Less: Net change in current portion	(11)

Net change	$439

(e)	Reflects the redemption of Series A Preferred Stock. The Series A Preferred Stock was redeemed in full for cash on May 12, 2006.

(f)	Reflects accrued and unpaid Series A Preferred Stock dividends and a redemption premium which total $20 (including accretion of issuance costs).

(g)	Reflects the loss on debt redemption of $31 (consisting of redemption cost of $42 less debt premium of $11) and write-off of deferred debt issue cost of $20 related to existing debt repaid from the proceeds of the Hexion Refinancings.

HEXION SPECIALTY CHEMICALS

Unaudited Pro Forma Statement of Operations

For the year ended December 31, 2005

(dollars in millions, except per share data)

			Hexion Formation		Hexion Refinancings
	Actual
		Preacquisition
	Hexion	Bakelite (1)	Adjustments (2)		Adjustments (3)		Pro Forma
Net sales	$4,470	$261	$(14	)(a)	$—		$4,717
Cost of sales	3,808	229	(31	)(a)	—		4,006

Gross profit	662	32	17		—		711

Selling, general & administrative expense	400	30	(1	)(b)	—		429
Transaction costs	44	—	—		—		44
Other operating (income) expense	10	1	(1	)(c)	—		10

Operating income	208	1	19		—		228

Interest expense, net	221	2	(1	)(d)	7	(a)	229
Other non-operating (income) expense	16	—	—		—		16

Income (loss) from continuing operations before income tax and minority interest	(29)	(1)	20		(7)		(17)

Income tax expense	48	2	9	(e)	(3	)(b)	56

Income (loss) from continuing operations before minority interest	(77)	(3)	11		(4)		(73)

Equity in earnings of investees	2	—	—		—		2

Minority interest in net (income) of consolidated subsidiaries	(3)	—	(1	)(f)	—		(4)

Net income (loss) from continuing operations	(78)	(3)	10		(4)		(75)
Dividends on Series A Preferred Stock	30	—	—		(30	)(c)	—

Net income (loss) available to common shareholders before nonrecurring charges directly attributable to the transactions (4)	$(108)	$(3)	$10		$26		$(75)

Pro Forma loss per share (5)
Basic and Diluted							$(0.91)
Pro Forma weighted average number of common shares outstanding (5)
Basic and Diluted							82,556,847

See Notes to Unaudited Pro Forma Statement of Operations

HEXION SPECIALTY CHEMICALS

Unaudited Pro Forma Statement of Operations

For the three months ended March 31, 2006

(dollars in millions, except per share data)

		Hexion Refinancings
	Actual

	Hexion	Adjustments (3)		Pro Forma
Net sales	$1,245	$—		$1,245
Cost of sales	1,060	—		1,060

Gross profit	185	—		185

Selling, general & administrative expense	101	—		101
Transaction costs	4	—		4
Other operating (income) expense	(30)	—		(30)

Operating income	110	—		110

Interest expense, net	54	2	(a)	56
Other non-operating expense	1	—		1

Income (loss) from continuing operations before income tax and minority interest	55	(2)		53

Income tax expense	19	(1	)(b)	18

Income (loss) from continuing operations before minority interest	36	(1)		35

Equity in earnings of investees	1	—		1

Minority interest in net (income) of consolidated subsidiaries	(2)	—		(2)

Net income (loss) from continuing operations	35	(1)		34
Dividends on Series A Preferred Stock	13	(13	)(c)	—

Net income available to common shareholders before nonrecurring charges directly attributable to the transactions (4)	$22	$12		$34

Pro Forma income per share (5)
Basic and Diluted				$0.41
Pro Forma weighted average number of common shares outstanding (5)
Basic and Diluted				82,556,847

See Notes to Unaudited Pro Forma Statement of Operations

HEXION SPECIALTY CHEMICALS

Unaudited Pro Forma Statement of Operations

For the three months ended March 31, 2005

(dollars in millions, except per share data)

			Hexion Formation		Hexion Refinancings
	Actual
		Preacquisition
	Hexion	Bakelite (1)	Adjustments (2)		Adjustments (3)	Pro Forma
Net sales	$1,012	$193	$(11	)(a)	$—	$1,194
Cost of sales	863	165	(11	)(a)	—	1,017

Gross profit	149	28	—		—	177
Selling, general & administrative expense	86	21	—		—	107
Transaction costs	7	—	—		—	7
Other operating (income) expense	(3)	1	(1	)(c)	—	(3)

Operating income	59	6	1		—	66

Interest expense, net	45	1	10	(d)	1 (a)	57
Other non-operating expense	9	—	—		—	9

Income (loss) from continuing operations before income tax and minority interest	5	5	(9)		(1)	—
Income tax expense	13	2	(2	)(e)	— (b)	13

Income (loss) from continuing operations before minority interest	(8)	3	(7)		(1)	(13)
Equity in earnings of investees	—	—	—		—	—
Minority interest in net (income) of consolidated subsidiaries	(2)	—	1	(f)	—	(1)

Net income (loss) from continuing operations	(10)	3	(6)		(1)	(14)
Dividends on Series A Preferred Stock	—	—	—		—	—

Net income (loss) available to common shareholders before nonrecurring charges directly attributable to the transactions (4)	$(10)	$3	$(6)		$(1)	$(14)

Pro Forma loss per share (5)
Basic and Diluted						$(0.17)
Pro Forma weighted average number of common shares outstanding (5)
Basic and Diluted						82,556,847

See Notes to Unaudited Pro Forma Statement of Operations

Notes to Unaudited Pro Forma Statements of Operations

(1) The Bakelite Transaction occurred on April 29, 2005. The historical data with respect to the Resins Business of the Bakelite Group, the predecessor to Bakelite, is presented in the unaudited pro forma statement of operations for the year ended December 31, 2005 and for the three months ended March 31, 2005 and relates to the period from January 1, 2005 to April 29, 2005 and the three month period from January 1, 2005 to March 31, 2005, respectively. From April 30, 2005, data with respect to Bakelite is included in the Hexion historical data. The historical combined statement of operations of Bakelite for the four months ended April 29, 2005 and the three months ended March 31, 2005 has been translated into U.S. dollars at the average exchange rate for the period of 1.3053 and 1.3097 U.S. dollars to one euro, respectively. It should be noted that such translations should not be construed as representations that the U.S. dollar amounts actually represent such euro amounts, or could have been or will be converted into euros at the rate indicated or at all. The historical combined statements of operations of Bakelite are as follows:

	Four months ended April 29, 2005	Three months ended March 31, 2005
Net sales	€200	€147
Cost of sales	176	126

Gross profit	24	21
Selling, general and administrative expense	23	16
Other operating expense	1	1

Operating income	—	4
Interest expense	1	1

Income (loss) before income tax	(1)	3
Income tax expense	1	1

Net income (loss)	€(2)	€2

To conform the presentation of Bakelite’s statements of operations with Hexion’s for the four months ended April 29, 2005 and the three months ended March 31, 2005, Bakelite’s distribution expenses of €6 and €4, respectively, have been included in Cost of sales, and marketing expenses of €12 and €8, respectively, have been included in Selling, general and administrative expense.

(2) Reflects the following adjustments:

(a)	Elimination of intercompany activity resulted in the reduction of net sales and cost of sales. Additionally, cost of sales reflects an adjustment to reverse an amount which represents the write-up of inventory that was recorded as part of the purchase price allocations for Bakelite and the minority interest exchanges, and subsequently expensed through cost of sales. These entries are summarized as follows:

	Year ended December 31, 2005	Three months ended March 31, 2005
Sales
Elimination of intercompany activity	$(14)	$(11)

Cost of Sales
Elimination of intercompany activity	$(15)	$(11)
Reverse expensing of inventory write-up	(16)	—

	$(31)	$(11)

(b)	Reflects an adjustment to decrease amortization expense resulting from fair value adjustments to amortizable intangible assets.

(c)	Reflects the elimination of management fees.

(d)	Represents the new debt issued and the effect of a full year of interest expense related to the debt outstanding as a result of the Hexion Formation:

	Year ended December 31, 2005	Three months ended March 31, 2005
August 2004 Notes	$45	$11
The Notes	16	4
Existing Senior Secured Term Loan	41	10
8% Senior Secured Notes	11	3
9 1/2% Senior Second Secured Notes	19	5
13 1/2% Senior Subordinated Notes	44	11
All other	39	10

Total cash interest	215	54
Amortization of debt issuance cost and debt premium or discount	7	2

Pro forma interest expense	222	56
Less historical interest	(223)	(46)

Net adjustment to interest expense	$(1)	$10

The interest rates in effect at June 22, 2006 were used to compute the pro forma adjustments to interest expense for newly issued variable rate debt, including debt issued in the Borden Transaction. Each one-eighth point change in the assumed interest rates would result in a $1 change in annual interest expense.

(e)	The appropriate statutory tax rates of the respective tax jurisdictions to which adjustments relate have been applied.

(f)	Reflects the elimination of minority interests in Resolution Performance and Resolution Specialty resulting from the exchange of such interests as part of the Combinations.

(3) Reflects the following adjustments:

(a)	Reflects the adjustments to interest expense as a result of the Hexion Refinancings

	Year ended December 31, 2005	Three months ended March 31,
		2005	2006
New Senior Secured Credit Facilities	$122	$30	$30
Repayment of
Existing Senior Secured Term Loan	(41)	(10)	(9)
8% Senior Secured Notes	(11)	(3)	(3)
9 1/2% Senior Second Secured Notes	(19)	(5)	(5)
13 1/2% Senior Subordinated Notes	(44)	(11)	(11)

Total net cash interest	7	1	2
Change in amortization of debt issuance cost and debt premium or discount	—	—	—

Net adjustment to interest expense	$7	$1	$2

The interest rates in effect at June 22, 2006, including the $1 billion notional amount swap, were used to compute pro forma adjustments to interest expense for newly issued variable rate debt, including the new senior secured credit facilities. Each one-eighth point change in the assumed interest rates would result in $1 change in annual interest expense. See “Description of New Senior Secured Credit Facilities and Other Indebtedness—First-Priority Lien Obligations—New Senior Secured Credit Facilities.”

(b)	The appropriate statutory tax rates of the respective tax jurisdictions to which adjustments relate have been applied.

(c)	Reflects the elimination of accretion related to Series A Preferred Stock for the year ended December 31, 2005 and the three months ended March 31, 2006. The Series A Preferred Stock was redeemed in full for cash on May 12, 2006.

(4) Net income (loss) available to common shareholders does not include estimated nonrecurring charges directly attributable to the transactions of approximately $51, consisting of a loss on debt redemption of $31 (representing redemption cost of $42 less debt premium of $11) and the write off of unamortized debt issuance costs of $20.

(5) Pro forma basic and diluted earnings (loss) per common share is computed by dividing earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. The share amounts have, as appropriate, been adjusted for the contribution of 73,059 shares by Hexion LLC, Hexion’s parent company, on May 12, 2006. The Company did not have any potentially dilutive instruments outstanding for any periods.

SELECTED HISTORICAL FINANCIAL AND OTHER INFORMATION

The combination of Borden Chemical, Resolution Performance and Resolution Specialty has been treated, for accounting purposes, as a combination of entities under common control due to Apollo’s controlling interest in each of the companies. The audited consolidated financial statements presented herein reflect the results of operations of each company from the date such company was acquired by Apollo.

The following table presents selected historical financial and other data of Hexion. The selected historical financial and other data of Hexion as of December 31, 2004 and 2005, and for the years ended December 31, 2003, 2004 and 2005 has been derived from the audited consolidated financial statements of Hexion, included elsewhere in this prospectus. The selected historical financial and other data of Hexion as of and for the three months ended March 31, 2005 and 2006 have been derived from the unaudited condensed consolidated financial statements of Hexion, included elsewhere in this prospectus and include all adjustments that management considers necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods indicated. Results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the entire year. The financial data of Hexion for the years ended December 31, 2001 and 2002 represent the operating results of Resolution Performance, not included herein, which reflect purchase accounting adjustments following the acquisition of Resolution Performance by Apollo on November 14, 2000. The financial data for Hexion for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005, includes:

•	the results of operations of Resolution Performance for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005, which reflect purchase accounting adjustments from the date of acquisition of Resolution Performance by Apollo on November 14, 2000;

•	the results of operations of Borden Chemical for the period from August 12, 2004 to December 31, 2004, the year ended December 31, 2005 and the three months ended March 31, 2005, on a historical basis (because Borden Chemical is a public reporting registrant as a result of public debt that was outstanding prior to the Borden Transaction and which debt remains outstanding, Borden Chemical has elected to present its financial statements from the date of its acquisition by Apollo on the historical basis of accounting permitted under the SEC’s public debt exemption);

•	the results of operations of Resolution Specialty for the period from August 2, 2004 to December 31, 2004, the year ended December 31, 2005 and the three months ended March 31, 2005 which reflect purchase accounting adjustments from the date of acquisition of Resolution Specialty by Apollo on August 2, 2004; and

•	the results of operations of Bakelite for the period from April 30, 2005 to December 31, 2005, which reflect purchase accounting adjustments from the date of the acquisition of Bakelite on April 29, 2005.

The financial data for Hexion for the three months ended March 31, 2006 includes the results of the Rhodia Acquisition and Rohm and Haas Acquisition since January 31, 2006 and March 1, 2006, the respective dates of acquisition.

You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and all the financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,					Three months ended March 31,
	2001	2002	2003	2004(1)	2005(2)	2005	2006
	(dollars in millions, except per share data)
Statement of Operations:
Net sales	$863	$740	$782	$2,019	$4,470	$1,012	$1,245
Cost of sales	695	601	714	1,785	3,808	863	1,060

Gross profit (loss)	168	139	68	234	662	149	185

Selling, general & administrative expense	90	82	81	163	400	86	101
Transaction costs	—	—	—	56	44	7	4
Other operating (income) expense(3)	—	16	10	6	10	(3)	(30)

Operating income (loss)	78	41	(23)	9	208	59	110

Interest expense, net	70	65	77	117	204	45	54
Write-off of deferred financing fees	—	—	—	—	17	—	—
Other non-operating expense	14	—	—	5	16	9	1

Income (loss) from continuing operations before income tax and minority interest	(6)	(24)	(100)	(113)	(29)	5	55
Income tax expense (benefit)	—	(10)	(37)	—	48	13	19

Income (loss) from continuing operations before minority interest	(6)	(14)	(63)	(113)	(77)	(8)	36
Earnings from unconsolidated entities, net of taxes	—	—	—	—	2	—	1
Minority interest in net (income) loss of consolidated subsidiaries	1	3	13	8	(3)	(2)	(2)

Income (loss) from continuing operations	(5)	(11)	(50)	(105)	(78)	(10)	35
Loss from discontinued operations	—	—	—	—	9	—	—

Net income (loss)	(5)	(11)	(50)	(105)	(87)	(10)	35

Redeemable preferred stock accretion	—	—	—	—	30	—	13

Net income (loss) available to common shareholders	$(5)	$(11)	$(50)	$(105)	$(117)	$(10)	$22

Basic and Diluted Per Share Data:
Income (loss) from continuing operations	$(0.06)	$(0.13)	$(0.61)	$(1.27)	$(1.30)	$(0.12)	$0.27
Loss from discontinued operations	—	—	—	—	(0.11)	—	—

Net income (loss) available to common shareholders	$(0.06)	$(0.13)	$(0.61)	$(1.27)	$(1.41)	$(0.12)	$0.27

Cash Flow Data:
Cash flows (used in) from operating activities		$64	$(43)	$(32)	$171	$24	$44
Cash flows (used in) from investing activities		(45)	7	(20)	(354)	(20)	(42)
Cash flows (used in) from financing activities		(21)	80	148	219	3	(16)

Balance Sheet Data (at end of period):
Cash and equivalents	$6	$5	$49	$152	$183	$—	$168
Working capital(4)	142	99	177	433	427	—	423
Total assets	1,101	1,179	1,191	2,696	3,209	—	3,307
Total long-term debt	581	567	675	1,834	2,303	—	2,299
Total net debt(5)	587	572	634	1,698	2,171	—	2,172
Total liabilities and minority interest	907	949	1,039	3,005	3,769	—	3,819
Redeemable preferred stock	—	—	—	—	364	—	377
Total common stock and other shareholder’s equity (deficit)	194	230	152	(309)	(924)	—	(889)

Other Financial Data:
Ratio of earnings to fixed charges and preferred stock dividends(6)	—	—	—	—	—	1.1	1.6

(1)	Includes data for Resolution Specialty from August 2, 2004 and for Borden Chemical from August 12, 2004, their respective dates of acquisition by Apollo.

(2)	Includes data for Bakelite from its date of acquisition, April 30, 2005.

(3)	Other operating (income) expense for the three months ended March 31, 2006 includes net gain of $37 recognized primarily on the Brazilian Consumer Divestiture.

(4)	Working capital is defined as current assets less current liabilities.

(5)	Net debt is defined as long-term debt plus short-term debt less cash and equivalents.

(6)	Due to the net losses in the years 2001 to 2005, the ratio of earnings to fixed charges and preferred stock dividends was less than 1. Our earnings were insufficient to cover fixed charges and preferred stock dividend requirements by $6, $25, $102, $113 and $59 for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively. The ratio of earnings to fixed charges was 1.9 for the three-month period ended March 31, 2006, on a pro forma basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our historical consolidated financial statements covers periods before consummation of the exchange offer and the IPO, including the application of the proceeds therefrom and the Hexion Formation. Accordingly, the discussion and analysis of such periods does not reflect the significant impact these transactions have had and will have on the Company except as set forth in “—Supplemental Data” herein. See “Risk Factors,” “Unaudited Pro Forma Financial Information” and “—Liquidity and Capital Resources” for further discussion relating to the impact of these transactions on the Company. The following discussion should be read in conjunction with “Selected Historical Financial and Other Information” and all the financial statements and the related notes included elsewhere in this prospectus. All dollar amounts are in millions, except per share data or where otherwise indicated. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business, our liquidity and capital resources and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Our actual results may differ materially from those contained in or implied by the forward-looking statements. You should read the following discussion together with the sections entitled “Risk Factors,” “Unaudited Pro Forma Financial Information” and “Selected Historical Financial and Other Information.”

Overview

We are the world’s largest producer of thermosetting resins, or thermosets. Thermosets are a critical ingredient for virtually all paints, coatings, glues and other adhesives produced for consumer or industrial uses. We are focused on providing a broad array of thermosets and associated technologies, with leading market positions in all key markets served.

The total global thermoset resins market is approximately $34 billion in annual sales, of which our primary markets represent approximately $19 billion in annual sales.

Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products and automotive coatings, as well as higher growth markets, such as composites, UV cured coatings and electrical laminates. As of March 31, 2006, we had 94 production sites globally and produce many of our key products locally in North America, Latin America, Europe and Asia. Through our worldwide network of strategically located production facilities, we serve more than 10,000 customers in 100 countries. We believe our global scale provides us with significant advantages over many of our competitors. In areas where it is advantageous, we are able to internally produce strategic raw materials, providing us with a lower cost operating structure and security of supply. In other areas, where we can capitalize on our technical know-how and market presence to capture additional value, we are integrated downstream into product formulations. Our position in certain additives, complementary materials and services further enables us to leverage our core thermoset technologies and provide customers a broad range of product solutions. Our global customers include leading companies in their respective industries, such as 3M, Ainsworth, Ashland Inc., BASF, Bayer, DuPont, GE, Halliburton, Honeywell, Huntsman, Louisiana-Pacific Owens Corning, PPG Industries, Sumitomo, Sun Chemical, Valspar and Weyerhaeuser.

Our organizational structure is based on the products we offer and the markets we serve. During the fourth quarter of 2005, we changed our reportable segments to better reflect the stage of the transition from the previous organization of our pre-merger companies to our organizational structure during the latter half of 2005. The transition provides greater alignment with the respective operating divisions and reporting segments. At December 31, 2005, our organizational structure consisted of four operating divisions: Epoxy and Phenolic Resins, Formaldehyde and Forest Products Resins, Coatings and Inks, and Performance Products. A brief summary of the operating divisions, which are aligned with our reportable segments, is as follows:

•	Epoxy and Phenolic Resins: Includes the operations primarily from the Resolution Performance and Bakelite legacy companies and the phenolic resins operation from the Borden Chemical legacy company.

Major products include epoxy resins and intermediates, molding compounds, versatic acids and derivatives, specialty phenolic resins and epoxy coating resins.

•	Formaldehyde and Forest Products Resins: Includes the formaldehyde and forest products operations primarily from the Borden Chemical legacy company. Major products include forest products resins and formaldehyde applications.

•	Coatings and Inks: Includes the operations from the Resolution Specialty legacy company. Major products include composite resins, polyester resins, acrylic resins, alkyd resins, and ink resins and additives.

•	Performance Products: Includes the oil field products and foundry applications operations from the Borden Chemical legacy company. Major products include phenolic encapsulated substrates for oil field services applications and foundry applications.

All historical segment information included herein has been restated to conform with our current segment reporting. The changes to previously reported segment information are simply a reclassification of activity among our segments and they do not impact any of our previously reported consolidated results.

We began implementing additional refinements to our operating divisions in 2006 to more closely link similar products, minimize divisional boundaries and improve our ability to serve common customers from pre-merger legacy company relationships which may result in additional refinements to our reporting segments.

Industry Conditions. As is true for many industries, our results are impacted by the effect on our customers of economic upturns or downturns, as well as the impact on our own costs to produce, sell and deliver our products. Our customers use most of our products in their production processes; therefore, factors impacting their industries could significantly affect our results.

Major industry sectors served by us include industrial/marine, construction, consumer/durable goods, automotive, electronics, architectural, civil engineering, repair/remodeling, graphic arts and oil and gas field support. Key drivers for our business are general economic and industrial growth, housing starts, auto builds, furniture demand, active gas drilling rigs, print advertising demand and chemical intermediates sector operating conditions.

After a relatively flat demand for our epoxy resins in 2002 and 2003, demand for our epoxy resins in 2004 increased significantly and demand through 2005 was strong. Similarly, the pricing environment for our epoxy resins was positively impacted by increased demand and lack of availability of raw materials in some segments of the market.

From 1997 to 2000, demand for bisphenol-A (“BPA”), a key precursor in the manufacture of epoxy resins, grew by approximately 13% per year driven primarily by the polycarbonate end-uses (electronics, computer, telecommunications and data equipment), whereas from 2000 to 2004, the average growth rate was approximately 6%. In 2004 there was a strong recovery in global BPA demand primarily driven by stronger production rates. Compared to 2003, the estimated demand growth has again approached 13%. More importantly, in the second half of 2004, the resulting tightness in supply and demand allowed for margin expansion despite the fact that the prices for phenol (BPA’s key feedstock) have seen significant increases in 2004. Global demand through 2005 was strong and we activated a previously idle reactor in 2005 to help meet this demand.

Raw Material Costs. Raw material costs make up approximately 80% of our product costs. In 2005, we purchased approximately $3 billion of raw materials. The three largest raw materials utilized in our production process are phenol, methanol and urea, which represents approximately half of our total raw material expenditures. High energy costs such as the increasing price of crude oil and related petrochemical products and the higher cost of natural gas have translated into significant increases in raw material costs. For example, in the first quarter of 2006, the average prices of phenol and methanol increased approximately 13% and 7%, respectively, while the average price of urea in North America decreased approximately 9%. Compared to the average prices in 2004, the average prices of phenol, methanol, and urea increased approximately 15%, 16% and 26%, respectively, in 2005. In 2004 the average prices of phenol, methanol and urea increased by 48%, 7% and 19% respectively. To help mitigate this volatility, we have purchase and sale contracts with many of our vendors and customers with periodic price adjustment mechanisms. For example, in our North American forest products business, approximately 60% of our sales are to customers that have contracts that allow for the passing through of increases in raw material costs on average within 30 days. Due to differences in timing of the pricing mechanism trigger points between our sales and purchase contracts there is often a “lead-lag” impact during which margins are negatively impacted for the short term in periods of rising raw material prices and positively impacted in periods of falling raw material prices. During the first quarter of 2006, there was a $3 negative “lead-lag” impact on Segment EBITDA. In addition, the pass through of raw material price changes can result in significant variances in sales comparisons from year to year. In the first three months of 2006 and throughout 2005, we had a favorable impact on sales as raw material price increases throughout 2005 and in the first three months of 2006 were passed through to customers.

Regulatory Environment. National and international laws regulate the production and marketing of chemical substances. Although almost every country has its own legal procedure for registration and import, laws and regulations in the European Union and the United States are most significant to our business, including the European inventory of existing commercial chemical substances, the European list of notified chemical substances, and the United States Toxic Substances Control Act inventory. Chemicals which are on one or more of the above lists can usually be registered and imported without additional testing in other countries, although additional administrative hurdles may exist.

We are also subject to extensive regulation under the environmental and occupational health and safety laws by federal, state and local governmental entities and foreign authorities, such as the European Union. These laws are designed to protect workers and the public from exposure to certain hazardous chemicals and dangerous work conditions, to protect natural resources and to limit discharges of hazardous substances to the environment from ongoing operations. They provide for substantial fines and potential criminal sanctions for violations. They also establish requirements to remediate contamination. The laws are complex, change frequently and have tended to become more stringent over time.

For example, statutes such as the federal Comprehensive Environmental Response, Compensation, and Liability Act and comparable state and foreign laws impose strict, joint and several liability for investigating and remediating the consequences of spills and other releases of hazardous materials, substances and wastes at current and former facilities, and at third-party disposal sites. Therefore, notwithstanding our commitment to environmental management, we cannot assure you that environmental, health and safety liabilities will not be incurred in the future, nor that such liabilities will not result in a material adverse effect on our financial condition, results of operations or business reputation.

Certain chemicals have been alleged to interact with the endocrine systems of humans and wildlife and disrupt normal processes (i.e., endocrine disrupters). BPA, which is used as an intermediate at our Deer Park and Pernis manufacturing facilities and is also sold directly to third parties, is currently under evaluation as an “endocrine disrupter.” Pursuant to EU regulation 793/93/EC, BPA producers are currently conducting an extensive toxicology testing program of the chemical. In addition, new legislation in Europe took effect in 2005 and requires that risk labels be used for BPA indicating “possible risk of impaired fertility.” In the event that BPA is further regulated, additional operating costs would likely be incurred to meet more stringent regulation of the chemical.

Various government agencies are conducting formaldehyde health assessments and evaluating the need for additional regulations. Although formaldehyde has been heavily regulated for several years, further regulation of formaldehyde could follow over time. In 2004, the International Agency for Research on Cancer (“IARC”) reclassified formaldehyde as “carcinogenic to humans,” a higher classification than previous IARC evaluations based principally on a study linking formaldehyde exposure to nasopharyngeal cancer, a rare form of cancer in humans. IARC also concluded that there was strong but not sufficient evidence for a finding of an association between leukemia and occupational exposure to formaldehyde, although IARC could not identify a mechanism for leukemia induction. We believe that our production facilities will be able to comply with any likely regulatory impact without any material impact on the business.

We support appropriate scientific research and risk-based policy decision-making, and we are working with industry groups, including the Formaldehyde Council, Inc. (“FCI”), to ensure that governmental assessments and regulations are based on sound scientific information. As a part of that effort, the FCI is currently funding additional health research to supplement the existing science database. Results from some of this work will be available in 2006. We have leading product development technologies and processes and credible stewardship programs in place to provide compliant and cost-effective resin systems to our customers.

We also actively petition the U.S. Food and Drug Administration to sanction the use of certain specialty chemicals produced by us, principally where we believe that these specialty chemicals will or may be used by our customers in the manufacture of products that will come in direct or indirect contact with food. Delays in getting our product to the market may be incurred.

Competitive Environment. The chemical industry has been historically very competitive, and we expect this competitive environment to continue in the foreseeable future. We compete with companies of varying size, financial strength and availability of resources. Price, customer service and product performance are the primary areas in which we compete.

Impact of Hurricanes Katrina and Rita. During the third quarter of 2005, our operations in the Gulf Coast region of the United States were impacted by Hurricanes Katrina and Rita. Our Norco, LA and Deer Park, TX facilities incurred minimal damage from the hurricanes; however, the facilities were closed for 45 and 14 days after the hurricanes, respectively, due to repairs at facilities that provide us with utilities. Our facilities in the Gulf Coast escaped significant damage from Hurricane Rita, and though our facilities in the region were shut down in anticipation of Hurricane Rita, none remained closed for repair after the storm.

Our 2005 results were significantly impacted by the hurricanes as well. Approximately $27 of lost sales and incremental expenses associated with the hurricanes negatively impacted our operating income in the second half of 2005 of which $17 was incurred in the fourth quarter. These incremental expenses included higher cost of key raw materials, plant downtime, supply chain and other logistical disruptions and dislocated employees.

Other Factors Impacting Our Results. Other pressures on our profit margins include rising utility costs and increasing employee benefit, general insurance and legal costs. We are taking a number of steps to control these costs. In addition, we are continuing to analyze our business structure, consolidating plants and functions where we can realize significant cost savings and productivity gains. Future consolidations or productivity initiatives may include asset impairment charges and severance costs.

We believe that these factors will continue in the foreseeable future. These market dynamics will require us to continue to focus on productivity improvements and risk mitigation strategies to enhance and protect our margins. For a discussion of certain steps we are taking to manage factors impacting our margins through hedges of natural gas and foreign exchange exposures, see “—Quantitative and Qualitative Disclosures About Market Risk.”

Hexion Formation

The Combinations. On May 31, 2005, Resolution Performance and Resolution Specialty were combined with and into Borden Chemical (the “Combinations”), all of which were controlled by Apollo Management, L.P. and its affiliates (“Apollo”). As of December 31, 2004, Apollo and its affiliated funds held approximately 98%, 72% and 95% of the then outstanding capital stock of Borden Chemical, Resolution Performance and Resolution Specialty, respectively. In connection with the Combinations, the minority interests in Resolution Performance and Resolution Specialty were eliminated. Upon the consummation of the Combinations, Borden Chemical changed its name to Hexion Specialty Chemicals, Inc. and BHI Acquisition LLC, Borden Chemical’s parent, changed its name to Hexion LLC. Apollo, through Hexion LLC, holds approximately 91.0% of the outstanding common stock of Hexion.

The Borden Transaction. On August 12, 2004, an affiliate of Apollo acquired all of the outstanding capital stock of Borden Chemical (the “Borden Acquisition”). The Borden Acquisition and the payment of transaction fees and expenses were financed by the net proceeds of the offerings by two finance subsidiaries of Borden Chemical (the “August 2004 note issuers”) of the Second-Priority Senior Secured Floating Rate Notes and 9% Second-Priority Senior Secured Notes, and with certain equity contributions from Apollo. We refer to the Second-Priority Senior Secured Floating Rate Notes as the original floating rate notes and the 9% Second-Priority Senior Secured Notes as the fixed rate notes. The original floating rate notes and the fixed rate notes are collectively referred to as the August 2004 notes, The Borden Acquisition, the related offering of the August 2004 notes and the related transactions are collectively referred to in this prospectus as the “Borden Transaction.”

The Resolution Performance Transaction. On November 14, 2000, an affiliate of Apollo acquired control of Resolution Performance in a recapitalization transaction (the “Resolution Performance Transaction”). Prior to the recapitalization, Resolution Performance was a wholly owned subsidiary of the Royal Dutch/Shell Group of Companies (“Shell”).

The Resolution Specialty Transaction. On August 2, 2004, Resolution Specialty, an affiliate of Apollo, acquired the resins, inks and monomers division (the “Resolution Specialty Acquisition”) of Eastman Chemical Company (“Eastman”). The Resolution Specialty Acquisition and the related transactions are collectively referred to in this prospectus as the “Resolution Specialty Transaction.”

The Bakelite Transaction. On April 29, 2005, a subsidiary of Borden Chemical acquired Bakelite (the “Bakelite Acquisition”). Upon the consummation of the Bakelite Acquisition, Bakelite became an indirect, wholly-owned subsidiary of Hexion Specialty Chemicals Canada, Inc. (“Hexion Canada”). The Bakelite Acquisition was financed through a combination of available cash and borrowings under a bridge loan facility, which was refinanced with the proceeds of the old notes and borrowings under our May 2005 senior secured credit facilities (collectively the “Bakelite Financing”). The Bakelite Acquisition, the repayment or assumption of certain of Bakelite’s debt in connection therewith and the Bakelite Financing are collectively referred to in this prospectus as the “Bakelite Transaction.”

2006 Completed Acquisitions and Divestiture

On January 31, 2006, we completed the purchase of the decorative coatings and adhesives business unit of The Rhodia Group. The business generated 2005 sales of approximately $200, with 8 manufacturing facilities in Europe, Australia and Thailand. The acquisition was funded through a combination of available cash and existing credit lines.

On March 1, 2006, we acquired the global wax compounds business of Rohm and Haas. The business generated 2005 sales of approximately $10. The purchase included Rohm and Haas’ wax compounds technology and product lines, manufacturing equipment and other business assets. The acquisition was funded through available cash.

On March 31, 2006, we sold Alba Adesivos, a consumer adhesives company based in Boituva, Brazil, to the Henkel Group. Alba Adesivos is a producer of branded consumer and professional grade adhesives. The company generated 2005 sales of $38 million and has approximately 140 employees. The purchase price was paid in cash.

On June 1, 2006, we acquired the global ink and adhesive resins business of Akzo Nobel. The business produces resins used to manufacture inks for commercial printing and packaging, digital inks for laser and photocopying printing, and pressure sensitive adhesives used in tape and labeling applications. The business generated 2005 sales of approximately $215 million, and includes 10 manufacturing facilities in Europe, North America, Argentina, Asia and New Zealand. The acquisition was funded through a combination of available cash and existing credit lines.

Matters Impacting Comparability of Results

Basis of Presentation. The audited Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries, in which minority shareholders hold no substantive participating rights, after elimination of intercompany accounts and transactions. The Company’s share of the net earnings of 20% to 50% owned companies, over which it has the ability to exercise significant influence regarding operating and financial policies (but do not control), are included in income on an equity basis. Investments in the other companies are carried at cost.

Resolution Performance, Borden Chemical and Resolution Specialty were considered entities under the common control of Apollo as defined in EITF 02-5 “Definition of Common Control in Relation to FASB Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” As a result of the Combinations, the financial statements of these entities are presented retroactively on a consolidated basis in a manner similar to a pooling of interests, and include the results of operations of each business only from the date of acquisition by Apollo.

The financial data for Hexion for the year ended December 31, 2003 include the results of operations of Resolution Performance only.

The financial data for Hexion for the year ended December 31, 2004, includes:

•	The results of operations of Resolution Performance for the full year ended December 31, 2004,

•	The results of operations of Resolution Specialty since the date of the acquisition of Resolution Specialty by Apollo on August 2, 2004; and

•	The results of operations of Borden Chemical since the acquisition of Borden Chemical by Apollo on August 12, 2004.

The financial data for Hexion for the year ended December 31, 2005 includes:

•	The results of operations of Resolution Performance for the full year ended December 31, 2005,

•	The results of operations of Borden Chemical for the full year ended December 31, 2005,

•	The results of operations of Resolution Specialty for the full year ended December 31, 2005, and

•	The results of operations of Bakelite since the completion of the Bakelite Acquisition on April 29, 2005.

The financial data for Hexion for the three months ended March 31, 2005 includes:

•	The results of operations of Resolution Performance for the three months ended March 31, 2005,

•	The results of operations of Borden Chemical for the three months ended March 31, 2005, and

•	The results of operations of Resolution Specialty for the three months ended March 31, 2005.

The financial data for Hexion for the three months ended March 31, 2006 includes:

•	The results of the Rhodia Acquisition and Rohm and Haas Acquisition have been included since January 31, 2006 and March 1, 2006, the respective dates of acquisition.

Accordingly, the results of operations of Hexion for periods prior to the Borden Chemical and Resolution Specialty acquisitions and the Bakelite Acquisition are not comparable to results for subsequent periods. In order to enhance comparability, management’s discussion and analysis of financial condition and results of operations includes additional supplemental data regarding our reportable segments for the years ended December 31, 2004 and 2005.

Outlook

We have experienced an improvement in demand in the markets we serve and expect to see continued improvement in demand in 2006. Supply/demand fundamentals are expected to improve, both in industrialized and developing nations. We expect this trend to result in higher utilization rates for the thermosetting resins industry, which in turn will lead to continued price increases. Furthermore, we believe that the formation of Hexion will continue to lead to improved technical capabilities for the combined entities and an ability to service our customers better.

However, raw material volatility could continue through 2006 because of, among other things, political instability in the Middle East or supply disruptions elsewhere, including as a result of hurricanes and other natural disasters, such as Hurricanes Katrina and Rita. There can be no assurances that (i) any global recovery will continue during 2006, (ii) we will be able to realize margins we have historically achieved as feedstock costs decline or (iii) our feedstock costs will not rise faster than our product prices and, therefore, reduce our margins.

We believe we will be able to mitigate such volatility due to a number of factors: (i) our actions taken in 2005 to implement monthly or quarterly pricing mechanisms in many product lines will improve our ability to react to changing market conditions in 2006; (ii) the value-added nature of many of our product lines will allow us to continue to pass through additional feedstock price increases; and (iii) the roll-off of several long-term raw material contracts should have a step-change effect in lowering our feedstock costs.

There can be no assurances that (i) demand for our products will increase during 2006 or (ii) past or future price increases by us or our competitors will be accepted by our customers or that we will not lose any significant customers or volumes in the future as a result of these price increases.

We expect free cash flow (cash flow from operating activities less anticipated capital expenditures) to increase in the future due to improving operating characteristics and the absence of one-time costs associated with the Hexion Formation. Our products are generally less capital intensive to manufacture than many other products in the chemical industry and, as a result, we have relatively low maintenance capital and moderate working capital requirements. Furthermore, due to our tax assets and other structuring considerations, we expect to have very low cash tax requirements for the foreseeable future. Additionally, management is currently targeting $250 in synergies from the Hexion Formation, of which $125 of net cost savings have been specifically identified. Management has developed detailed implementation plans to achieve the $125 of cost savings. We achieved cost savings of $20 in 2005 and $11 in the first three months of 2006. We expect that approximately 60% of the $125 near term cost savings will be achieved by the end of 2006 with the remainder expected to be achieved in the following year. Through March 31, 2006, we have incurred one-time costs of approximately $13 in connection with implementing these synergies, and expect to incur one-time costs of approximately $62 through 2007. We expect that all of these factors will enable us to generate increased free cash flow, which we anticipate will be available to reduce indebtedness or for other strategic purposes.

Overview of Results

Our net sales increased to $1,245 in the first quarter of 2006 from $1,012 in the first quarter of 2005, an increase of $233. In 2006, the Bakelite Acquisition and the Rhodia Acquisition added $223 in incremental net sales. Excluding the incremental impact of these acquisitions, our net sales increased $10 in the first quarter of 2006, or approximately 1%. Favorable volumes across our Epoxy and Phenolic Resins products and in our oilfield products, strong pricing for our Formaldehyde and Forest Products, Coating and Inks and foundry resins products and favorable oilfield products mix all contributed to the increase in our net sales. Partially offsetting these positive factors were unfavorable formaldehyde and foundry resins volumes, pricing for our intermediates and base epoxy resins, product mix in our European coatings business and foreign currency translation. Unfavorable currency translation related to the weakened Euro that more than offset the strengthened Canadian dollar and Brazilian Real versus the U.S. dollar.

Our gross profit increased $36 in the first quarter of 2006 to $185 from $149 in the first quarter of 2005. In 2006, the Bakelite Acquisition and the Rhodia Acquisition added $38 in gross profit. Excluding the incremental impact of these acquisitions, our gross profit declined $2 in the first quarter of 2006, or approximately 1%. Rising raw material costs that could not be fully passed along to our customers, resulting in a negative lead-lag impact of $3, and competitive pricing pressures were the primary causes of the decline in our gross profit. These negative factors were partially offset by the realization of synergies from the Combinations.

Our operating income increased $51 in the first quarter of 2006 from $59 in the first quarter of 2005 to $110. The improvement was primarily driven by the increase in gross profit discussed above, net gains of $37 recognized primarily on the Brazilian Consumer Divestiture, which is included in Other operating income and a reduction in transaction related costs of $3. These positive factors were partially offset by increased selling, general and administrative (SG&A) expense of $15. Contributing to the increase in SG&A expense were the incremental expenses added by the Bakelite Acquisition and the Rhodia Acquisition and integration costs. Partially offsetting these increases in SG&A expense was the realization of synergies from the Combinations.

We generated net income of $35 in the first quarter in 2006 versus a net loss of $10 in the first quarter of 2005, an improvement of $45. This improvement was primarily due to the improvement in operating income discussed above. Also contributing to the net income improvement was a reduction in other non-operating expense due to the absence of an unrealized foreign exchange loss of $10. Partially offsetting these positive factors was increased interest expense, net, of $9 and higher income tax expense of $6.

Our net sales increased to $4,470 in 2005 from $2,019 in 2004, an increase of $2,451. In 2005, the Borden Transaction, the Resolution Specialty Transaction and the Bakelite Acquisition (“the 2005 acquisitions”) added $2,196 in incremental net sales. Excluding the incremental impact of the 2005 acquisitions, our net sales increased $255 in 2005, or approximately 13%. This increase was primarily due to increased average selling prices, as a result of pricing improvement and the pass through of raw material price increases, and favorable product mix.

Our gross profit increased $428 in 2005 from $234 in 2004 to $662. The 2005 acquisitions added $309 in incremental gross profit in 2005. Excluding the impact of these acquisitions, our gross profit increased $119 in 2005, or approximately 51%, as the impact of increased average selling prices and favorable product mix more than offset the increase in raw material prices and the higher cost of natural gas.

Our operating income increased $199 in 2005 from $9 in 2004 to $208. This improvement was primarily driven by the improvement in gross profit discussed above. Also contributing to the improvement was a $12 reduction in transaction costs. Offsetting these improvements was an increase in selling, general and administrative expense (SG&A) of $237. The 2005 acquisitions accounted for $188 of this increase in SG&A. We also recognized stock-based compensation expense of $12 in 2005.

Our net loss improved by $18 to a loss of $87 in 2005 from a loss of $105 in 2004. This improvement was primarily due to the improvement in operating income discussed above. Partially offsetting the increase in operating income was increased interest expense of $87 due to high average debt levels and higher interest rates, a $17 write-off of deferred financing fees and an increase in non-operating expense primarily due to foreign exchange losses. We also incurred income tax expense of $48 in 2005. Additionally, we incurred a $9 loss related to discontinued operations.

Results of Operations by Segment

Following is a comparison of Net sales and Segment EBITDA. Segment EBITDA is defined as EBITDA adjusted to exclude certain non-cash and non-recurring expenses. Segment EBITDA is the primary performance measure used by the Company in the evaluation of its operating results and in determining allocations of capital resources among our segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation. Corporate and Other primarily represents certain corporate general and administrative expenses that are not allocated to the segments.

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004(2)	2005(3)	2005	2006(4)	Supplemental 2005(5)

Net Sales to Unaffiliated Customers:(1)
Epoxy and Phenolic Resins	$782	$1,096	$1,909	$384	$538	$553
Formaldehyde and Forest Products Resins	—	458	1,281	313	342	326
Coatings and Inks	—	325	886	217	259	217
Performance Products	—	140	394	98	106	98

	$782	$2,019	$4,470	$1,012	$1,245	$1,194

Segment EBITDA:
Epoxy and Phenolic Resins	$61	$93	$245	$54	$74	$64
Formaldehyde and Forest Products Resins	—	51	152	36	33	39
Coatings and Inks	—	26	63	18	20	18
Performance Products	—	16	52	11	16	11
Corporate and Other	—	(10)	(43)	(10)	(11)	(10)

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment.
(2)	Net sales and Segment EBITDA in 2004 includes Resolution Specialty results from August 2, 2004 and Borden Chemical results from August 12, 2004, their respective dates of acquisition by Apollo.
(3)	Net sales and Segment EBITDA in 2005 includes Bakelite results from the date of acquisition, April 29, 2005.
(4)	Net sales and Segment EBITDA in 2006 include results from the Rhodia Acquisition and Rohm and Haas Acquisition from the dates of their acquisition, January 31, 2006 and March 1, 2006, respectively.
(5)	Net sales and Segment EBITDA include Bakelite results as if the acquisition occurred at the beginning of the year.

Three Months Ended March 31, 2006 vs. 2005 Segment Results

Epoxy and Phenolic Resins

In the first quarter of 2006, Epoxy and Phenolic Resins’ net sales increased by $154 to $538 compared to the first quarter of 2005. The Bakelite Acquisition contributed $181 of incremental net sales in 2006. In 2005, Epoxy and Phenolic Resins had sales of $11 to Bakelite prior to the Bakelite Acquisition. Excluding the incremental net sales of the Bakelite Acquisition, net sales declined $16, or 4%. The decrease in net sales is due to unfavorable currency translation of approximately $16 as the Euro weakened versus the U.S. dollar and competitive pricing, of approximately $23, primarily in our intermediates and base epoxy resins. These unfavorable impacts were partially offset by improved volume across all segments of approximately $23.

Epoxy and Phenolic Resins’ Segment EBITDA increased in the first quarter of 2006 by $20 to $74 compared to the first quarter of 2005. The Bakelite Acquisition contributed $21 of incremental Segment EBITDA in the first quarter of 2006. Excluding the incremental impact of the Bakelite Acquisition, Segment EBITDA declined $1. Segment EBITDA was negatively impacted by unfavorable currency translation of approximately $4 and lower pricing in intermediates and base epoxy resins. Improved volumes across all segments and lower costs driven from synergy and cost reduction programs substantially offset these negative factors.

Formaldehyde and Forest Products Resins

Formaldehyde and Forest Products Resins’ net sales increased in the first quarter of 2006 by $29 to $342 compared to the first quarter of 2005. The Bakelite Acquisition and the Rhodia Acquisition contributed $17 of incremental net sales in 2006. Excluding the incremental impact of these acquisitions, net sales increased $12, or 4%. The increase in net sales was a result of strong pricing of $10 and favorable currency translation of $9 partially offset by a decline in volumes of $7. The strong pricing, compared to 2005, primarily for our resins and formaldehyde products, is due to the pass through of raw material price increases. Favorable currency translation was a result of both the Canadian dollar and the Brazilian Real strengthening versus the U.S. dollar. The decline in volumes was primarily in our formaldehyde products as a result of temporary production curtailments at a few large customers.

Formaldehyde and Forest Products Resins’ Segment EBITDA decreased in the first quarter of 2006 by $3 to $33 compared to the first quarter of 2005. The decrease is primarily due to an increase in phenol prices in the first quarter of 2006 that we were not yet able to pass through to our customers due to contractual delays and competitive pricing pressures for our forest products resins. The decline in formaldehyde products volumes discussed above was partially offset by favorable product mix. The Bakelite Acquisition contributed $3 of incremental Segment EBITDA in 2006.

Coatings and Inks

First quarter 2006 net sales for Coatings and Inks increased by $42 to $259 compared to the first quarter of 2005. The Rhodia Acquisition contributed $36 of incremental net sales in 2006. Excluding the incremental impact of the acquisition, net sales increased $6, or 3%. Primarily driving the increase in net sales was stronger pricing of approximately $9 across most our products and a slight volume improvement of $1. Positive factors were partially offset by unfavorable product mix in our European coatings business, resulting from bad weather delaying the decorative season, lower monomers pricing, as industry capacity utilization decreased with the opening of new competitor manufacturing facilities predominately in Asia, and unfavorable currency translation of $4 primarily due to the weakened Euro.

Coatings and Inks first quarter 2006 Segment EBITDA increased by $2 to $20 compared to the first quarter of 2005. The Rhodia Acquisition contributed $3 of incremental Segment EBITDA in 2006. Excluding the incremental impact of the acquisition, Segment EBITDA declined $1 as stronger pricing was offset by higher raw material costs for our inks and European coatings products and the unfavorable factors discussed above.

Performance Products

In the first quarter of 2006, Performance Products’ net sales increased by $8 to $106, or 8% compared to the first quarter of 2005. The increase in net sales was a result of higher volumes of $5 and strong pricing of $3. Higher volumes, primarily in our oilfield products, were due to strong demand and favorable product mix. Our new plant in Canada came on stream in the first quarter of 2006. Strong pricing, primarily in our foundry products, resulted from the pass through of raw material price increases.

Segment EBITDA in the first quarter of 2006 for Performance Products increased $5 to $16 compared to the first quarter of 2005. The increase in Segment EBITDA is due to the factors discussed above. Also contributing to the improvement was favorable product mix in our foundry products and lower processing and lower raw material costs in Asia Pacific.

Corporate and Other

Corporate and Other expenses were $11 in the first quarter of 2006, an increase of $1 from the first quarter of 2005. The increase is primarily a result of the Combinations. Upon consummation of the Combinations, we began to consolidate the corporate functions of the four former legacy businesses, and certain corporate general and administrative expenses previously included in the business segments are now centralized and reported separately. In 2006, we continued this consolidation of corporate functions.

2005 vs. 2004 Segment Results

Epoxy and Phenolic Resins

Epoxy and Phenolic Resins’ net sales increased by $813 to $1,909 compared to 2004. The Bakelite Acquisition and the Borden Transaction contributed $630 of incremental net sales in 2005. Excluding the incremental impact of the acquisitions, net sales increased $183, or 17%. Increased average selling prices and favorable product mix accounted for the increase in net sales. Overall average selling prices increased by 25% from prior year due to an increased emphasis on pricing. Overall volumes decreased from the prior year due to an increased emphasis on pricing improvement versus volume growth. Volume growth positively impacted net sales by $1, but the improvement was completely offset by unfavorable currency translation of $1. Epoxy and Phenolic Resins’ Segment EBITDA increased by $152 to $245 compared to 2004. The Bakelite Acquisition and the Borden Transaction contributed $59 of incremental Segment EBITDA in 2005. Excluding the incremental impact of these acquisitions, Segment EBITDA increased $93, or 100%, as a result of increased average selling prices and favorable product mix, as discussed above. Hurricanes Katrina and Rita negatively impacted results by approximately $13 due to incremental costs associated with shutting down and restarting plants and higher utility and raw material costs.

Formaldehyde and Forest Products Resins

Formaldehyde and Forest Products Resins’ net sales increased by $823 to $1,281 compared to 2004. The Borden Transaction and the Bakelite Acquisition contributed $802 of incremental net sales in 2005. Excluding the incremental impact of these acquisitions, net sales increased $21, or 5%. Approximately $20 of this increase in net sales is a result of strong pricing for our resins and formaldehyde products due to the pass through of raw material price increases. Favorable currency translation of approximately $16, as both the Canadian dollar and the Brazilian Real strengthened versus the U.S. dollar, also contributed to the net sales increase. Partially offsetting these favorable items was a decrease in volumes, of approximately $15, primarily in our formaldehyde products caused by hurricane related customer outages. Formaldehyde and Forest Products Resins’ Segment EBITDA increased by $101 to $152 compared to 2004. The Borden Transaction and the Bakelite Acquisition contributed $97 of incremental Segment EBITDA in 2005. Excluding the impact of these acquisitions, Segment EBITDA increased $4, or 8%, as a result of strong pricing for our resins and formaldehyde products due to the pass through of raw material price increases. In 2004, we experienced unfavorable lead/lag as raw material prices increased, and we were not able to pass these price increases through to our customers. The positive pricing impact more than offset the impact of lower formaldehyde volumes as discussed above. Hurricanes Katrina and Rita negatively impacted Segment EBITDA by approximately $10 in 2005 due to lost sales and incremental costs associated with shutting down and restarting plants and higher utility and raw material costs.

Coatings and Inks

Coatings and Inks’ net sales increased by $561 to $886 compared to 2004. The Resolution Specialty Transaction contributed $526 of incremental sales in 2005. Excluding the impact of the Resolution Specialty Transaction, net sales increased $35, or 11%. This increase in net sales is a result of strong pricing across all our products, as well as favorable product mix which increased net sales approximately $38. Unfavorable currency translation of approximately $3 partially offset the impact of strong pricing. Coatings and Inks’ Segment EBITDA increased by $37 to $63 compared to 2004. The Resolution Specialty Transaction contributed $42 of incremental Segment EBITDA in 2005. Excluding the impact of the Resolution Specialty Transaction, Segment EBITDA decreased $5, or 19%. Hurricanes Katrina and Rita negatively impacted 2005 Segment EBITDA by approximately $3 due to incremental costs associated with higher utility and raw material costs.

Performance Products

Performance Products’ net sales increased by $254 to $394 compared to 2004. The Borden Transaction contributed $239 of incremental sales in 2005. Excluding the impact of the Borden Transaction, net sales increased $15, or 11%. This increase in net sales was a result of higher average selling prices of $8 and improved volumes of $7. This increase in average selling prices was primarily due to the pass through of raw material price increases. Strong demand for our oil field products and our products in Asia Pacific drove the increase in volumes. Performance Product’s Segment EBITDA increased by $36 to $52 compared to 2004. The Borden Transaction contributed $28 of incremental Segment EBITDA in 2005. Excluding the impact of the Borden Transaction, Segment EBITDA increased $8, or 50%, due to factors discussed above as well as lower processing costs in Asia Pacific. Hurricanes Katrina and Rita negatively impacted Segment EBITDA by approximately $1.

Corporate and Other

Corporate and Other expenses increased by $33 to $43 compared to 2004 as a result of the Borden Transaction and the Combinations. Prior to the Combinations, Resolution Performance and Resolution Specialty included their corporate and other expenses in their prior reportable segments’ profitability measure used in the evaluation of their operating results and in determining allocations of capital resources. Upon consummation of the Combinations, we began to consolidate the corporate functions of the four former legacy businesses, and certain corporate general and administrative expenses are not allocated to our segments.

2004 vs. 2003 Segment Results

Epoxy and Phenolic Resins

Epoxy and Phenolic Resins’ net sales increased by $314 to $1,096 compared to 2003. The Borden Transaction contributed $100 of incremental net sales in 2004. Excluding the impact of the Borden Transaction, net sales increased $214, or 27%. The increase in net sales (net of the impact of the Borden Transaction) was a result of higher average prices of $157 and increased volumes of $57. The increase in average prices was primarily attributable to price increases on certain products and the impact of a weaker dollar on our Euro- denominated sales. Segment EBITDA increased by $32 to $93 for the year ended December 31, 2004. The Borden Transaction contributed $10 of incremental Segment EBITDA. Excluding the impact of the Borden Transaction, Segment EBITDA improved $22. The increase was primarily due to higher selling prices across all major product lines. Also contributing to the increase was higher overall volumes in 2004. Partially offsetting these improvements were increased cost of feedstocks due to the increasing price of crude oil and related petrochemical products.

Formaldehyde and Forest Products Resins

Formaldehyde and Forest Products Resins’ 2004 net sales and Segment EBITDA are a result of the Borden Transaction.

Coatings and Inks

Coatings and Inks’ 2004 net sales and Segment EBITDA are a result of the Resolution Specialty Transaction.

Performance Products

Performance Products’ 2004 net sales and Segment EBITDA are a result of the Borden Transaction.

Corporate and Other

Corporate and Other expenses in 2004 are a result of the Borden Transaction. Resolution Performance, in the past, included their corporate and other expenses in their prior reportable segments’ profitability measure used in the evaluation of their operating results and in determining allocations of capital resources. Upon consummation of the Combinations, we began to consolidate the corporate functions of the four former legacy businesses and certain corporate general and administrative expenses are not allocated to our segments.

Reconciliation of Segment EBITDA to Net Income (Loss):

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
Segment EBITDA:
Epoxy and Phenolic Resins	$61	$93	$245	$54	$74
Formaldehyde and Forest Products Resins	—	51	152	36	33
Coatings and Inks	—	26	63	18	20
Performance Products	—	16	52	11	16
Corporate and Other	—	(10)	(43)	(10)	(11)

Reconciliation:
Items not included in Segment EBITDA
Transaction costs	—	(56)	(44)	(7)	(4)
Non-cash charges	(13)	(2)	(30)	—	(6)
Unusual items:
Gain on the divestiture of business	—	—	—	2	37
Purchase accounting effects/inventory step-up	—	(10)	(16)	—	(1)
Discontinued operations	—	—	(9)	—	—
Business realignments	—	(3)	(9)	(1)	(3)
Other	—	(7)	(31)	(19)	(9)

Total unusual items	—	(20)	(65)	(18)	24

Total adjustments	(13)	(78)	(139)	(25)	14
Interest expense, net	(77)	(117)	(204)	(45)	(54)
Write-off of deferred financing fees	—	—	(17)	—	—
Income tax benefit (expense)	37	—	(48)	(13)	(19)
Depreciation and amortization	(58)	(86)	(148)	(36)	(38)

Net income (loss)	$(50)	$(105)	$(87)	$(10)	$35

Items not included in Segment EBITDA

Transaction costs include merger costs related to the Bakelite Acquisition and the Combinations and expenses associated with terminated acquisition activities. Non-cash charges represent impairments of fixed assets and goodwill, stock based compensation and unrealized foreign currency exchange losses on debt instruments denominated in currencies other than the functional currency of the holder. The 2006 Gain on divestiture of business primarily represents the gain realized on the Brazilian Consumer Divestiture. The 2005 purchase accounting effects/inventory step-up adjustment relates to the fair value step-up of Resolution Performance’s inventory carrying value as a result of the Combinations and the fair value step-up of Bakelite’s inventory carrying value as a result of the Bakelite Acquisition. The 2004 purchase accounting effects/inventory step-up adjustment relates to the fair value step-up of Resolution Specialty’s inventory carrying value as a result of the Resolution Specialty Transaction. The results of discontinued operations are not included in our Segment EBITDA measure (see Note 4 to the audited Consolidated Financial Statements). The business realignment adjustment represents plant closure costs, including plant employee severance, and environmental remediation costs associated with closing plants, as well as other employee severance. Other unusual items not included in Segment EBITDA represent expenses deemed by management to be non-recurring in nature. In 2006 these items principally consisted of integration costs, purchase accounting/inventory step-up adjustments related to the Rhodia Acquisition and certain non-recurring litigation expenses. In 2005, these items principally consisted of certain non-recurring litigation expenses, a foreign currency loss on an exchange rate hedge related to the Bakelite Acquisition, integration costs and incremental non-recurring advisor and external audit fees related to the Bakelite Acquisition and the Combinations. In 2004, other unusual items included incremental expenses incurred as a result of a mechanical failure at a Brazilian formaldehyde plant and costs related to the integration of the Resolution Specialty Transaction.

Non-Operating Expenses and Income Tax Expense

Non-operating expense

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
Interest expense, net	$77	$117	$204	$45	$54
Write-off of deferred financing fees	—	—	17	—	—
Other non-operating expense, net	—	5	16	9	1

	$77	$122	$237	$54	$55

Our total non-operating expense, net, of $55 in the first quarter of 2006 increased $1 as compared to the first quarter of 2005 net expense of $54. Net interest expense increased $9 over 2005 due to higher average debt levels resulting from the Bakelite Acquisition and higher average interest rates. Included in other non-operating expense in 2005 was an unrealized foreign exchange loss of $10 on the mark-to-market of a deal contingent forward exchange contract held by us relating to the Bakelite Acquisition.

Our total non-operating expenses, net, increased $115 in 2005 as compared to 2004. Net interest expense increased $87 over 2004 due to higher interest rates and higher average debt levels resulting from the Borden Transaction, the Resolution Specialty Transaction, the Bakelite Acquisition and the Hexion Financing. In the second quarter of 2005, we wrote-off deferred financing fees of $17. Of this amount, $6 was related to the Bakelite Acquisition bridge financing arrangement and $11 related to the early termination of the Resolution Performance, Resolution Specialty and Borden Chemical credit facilities. Included in other non-operating expense in 2005 was $9 of foreign exchange losses on the settlement of a contingent forward contract held by us relating to the Bakelite Acquisition and an unrealized loss of $10 related to a U.S. dollar denominated $290 term loan on a Dutch subsidiary’s books.

Our total non-operating expenses increased $45 in 2004 as compared to 2003. Interest expense increased $40 over 2003 due to higher average debt balances and interest rates resulting from our issuance of the original floating rate notes and the fixed rate notes in August 2004 as part of the Borden Transaction and Resolution Specialty Transaction (see “—Liquidity and Capital Resources”), the April 2003 issuance of $200 of 9 1/2% Senior Second Secured Notes due 2010 and the refinancing of the credit agreement in the second and fourth quarters of 2003.

Income tax expense (benefit)

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
Income tax expense (benefit)	$(37)	$—	$48	13	19
Effective tax rate	—	—	—	270%	35%

The 2006 consolidated tax rate reflects a higher portion of net income derived from foreign operations and the effect of lower tax rates in foreign jurisdictions as well as the impact of foreign withholding tax related to the sale of a foreign business. These expenses are offset by increases in domestic valuation allowances due to the inability to utilize net operating losses.

The 2005 consolidated tax rate in excess of the U.S. statutory rate of 35% primarily relates to increases in valuation allowances related to net operating losses and capital loss carryforwards in various tax jurisdictions that may or may not be realized, income taxes on earnings in international jurisdictions, as well as withholding taxes related to the unremitted earnings of foreign subsidiaries.

Despite a loss from continuing operations before income tax of $29, the Company recognized $48 of income tax expense in 2005. The federal income tax benefit on the Company’s domestic loss (computed at the federal statutory tax rate) and the release of foreign valuation allowances were more than offset by (i) an increase in the domestic valuation allowance, (ii) foreign income tax on a foreign currency exchange gain on the settlement of an intercompany loan, (iii) increases in accruals related to state and foreign tax contingencies and (iv) nondeductible expenses, primarily related to the Combinations.

The income tax expense in 2004 reflects a federal income tax benefit computed at the federal statutory rate, offset by a provision for taxes associated with the unrepatriated earnings of foreign subsidiaries. This provision was based on management’s decision that foreign earnings could no longer be considered permanently invested after the Borden Transaction. This additional provision allowed the Company to release previously provided valuation allowances against our deferred tax assets. The provision also reflects a write-off of net operating losses, offset by a benefit relating to a change in a foreign enacted tax rate.

The 2003 consolidated tax expense reflects a federal income tax benefit computed at the federal statutory rate.

Tax Legislation. In 2004, the American Jobs Creation Act of 2004 was signed into law. This Act effectively phases out benefits from the utilization of foreign sales corporations, reduces the number of foreign tax credit limitation categories, creates a temporary incentive for U.S. companies to repatriate foreign earnings at a significantly reduced effective U.S. tax rate and domestically provides a number of revenue enhancing and reducing provisions in the taxation of corporations. Our management does not anticipate a material impact on the Company as a result of this legislation.

Supplemental Data

The supplemental segment information presented and discussed below includes the combination of predecessor and successor financial statements for the individual entities that were the predecessors to the combined company, Hexion, and provides what management believes is a meaningful way of analyzing the results of the combined companies on a comparable period basis.

	Year ended December 31, 2005(a)
	Epoxy and Phenolic Resins	Formaldehyde and Forest Products Resins	Coatings and Inks	Performance Products	Corporate and Other
Pro Forma net sales	$2,139	$1,298	$886	$394	$—
Pro Forma Segment EBITDA(b)	253	156	63	52	(43)

	Year ended December 31, 2004(a)
Pro Forma net sales	$1,857	$1,141	$765	$342	$—
Pro Forma Segment EBITDA(b)	152	143	60	38	(29)

(a)	Includes the combination of predecessor and successor financial statements for the individual entities that were predecessors to the combined company.
(b)	Segment EBITDA is the primary performance measure used by us in the evaluation of our operating results and in determining allocations of capital resources among our segments and represents the profitability measure that the Company discloses in its financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information.

Epoxy and Phenolic Resins

Net sales increased $282, or 15%, to $2,139 in 2005 as compared to the prior year. This increase in Net sales is a result of increased average prices, partially offset by decreased volume. Average prices increased while volumes decreased due to an increased emphasis by management on pricing versus volume. Segment EBITDA increased $101, or 66%, to $253 in 2005 compared to 2004. This Segment EBITDA improvement was driven by the increase in average selling prices discussed above that more than offset higher prices for raw material feedstocks due to the increasing prices of crude oil and related petrochemical products and natural gas. Hurricanes Katrina and Rita negatively impacted 2005 results by approximately $13 due to incremental costs associated with shutting down and restarting plants and higher utility and raw material costs.

Formaldehyde and Forest Products Resins

Net sales increased $157, or 14%, to $1,298 in 2005 as compared to 2004 driven by increased pricing and favorable currency translation, partially offset by lower volumes. The increase in pricing was due to the pass through of higher raw material costs to our customers. The favorable currency translation was due to the strengthening of the Canadian dollar and the Brazilian Real versus the U.S. dollar. The decline in volumes was primarily in our formaldehyde products caused by hurricane related customer outages. Segment EBITDA increased $13, or 9%, to $156 in 2005 compared to 2004. Segment EBITDA improvement was driven by the factors discussed above. Hurricanes Katrina and Rita negatively impacted Segment EBITDA by approximately $10 in 2005 due to incremental costs associated with shutting down and restarting plants and higher utility and raw material costs.

Coatings and Inks

Net sales increased $121 in 2005 to $886 from 2004, a 16% increase. This increase in Net sales was primarily due to higher average selling prices across all of our products as well as favorable product mix. Segment EBITDA increased $3 in 2005 from 2004. This improvement in Segment EBITDA was driven by the positive factors discussed above partially offset by approximately $3 of incremental costs associated with higher utility and raw material costs as a result of Hurricanes Katrina and Rita.

Performance Products

Net sales increased $52 in 2005 compared to 2004, an increase of 15% as a result of improved volumes, higher average selling prices and favorable product mix. Our foundry products volumes increased driven by higher non-automotive demand. Higher average selling prices, primarily in Asia Pacific, was due to the pass through of raw material price increases. Our sales were positively impacted by favorable product mix in our oil field products. Segment EBITDA increased $14 in 2005, an increase of 37% compared to 2004. This increase in Segment EBITDA was primarily a result of the positive factors discussed above as well as lower processing costs in Asia Pacific. Hurricanes Katrina and Rita negatively impacted Segment EBITDA by approximately $1.

Cash Flows

Cash provided by (used in):
	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
Operating activities	$(43)	$(32)	$171	$24	$44
Investing activities	7	(20)	(354)	(20)	(42)
Financing activities	80	148	219	3	(16)
Effect of exchange rates on cash flow	1	7	(5)	(1)	(1)

Net change in cash and equivalents	$45	$103	$31	$6	$(15)

Operating Activities

In the first quarter of 2006, net operating activities provided cash of $44. Net income, when adjusted for non-cash items, including gain on sale of businesses, totaled $50. Working capital used cash of $42 due to the timing of cash collections versus cash payments and the working capital build related to acquisitions. In the first quarter of 2006, we collected an insurance reimbursement of approximately $33 related to payments made in 2005 for the settlement of a legal case.

In the first quarter of 2005, net operating activities provided cash of $24. Net loss, when adjusted for non-cash items, totaled $44. Working capital used cash of $10 due to the timing of cash collections versus cash payments.

In 2005, our operating activities generated cash of $171. Net loss when adjusted for non-cash items totaled $120 and net trading capital generated cash of $37, due to improved accounts receivable. We made net cash tax payments of $8 in 2005.

In 2004, we used net cash for operating activities of $32. Costs associated with the Borden Transaction of $46 more than offset improvements in other operating income. Increases in other assets, which were partially offset by increases in other liabilities, used net cash of $12. Working capital remained flat as increases in accounts receivables and inventories were offset by increases in accounts payable.

Our 2003 operating activities used cash of $43. This includes cash used by operations of $24 and by net trading capital (accounts receivable, inventory and accounts payable) of $27. Our negative cash flow in net trading capital resulted from increasing raw material costs in 2003.

Investing Activities

In the first quarter of 2006, our investing activities used cash of $42. We used $56 for the Rhodia Acquisition and the Rohm and Haas Acquisition. We also used $27 for capital expenditures, primarily for plant expansions and improvements. We received proceeds of $41 for business divestitures, primarily from the Brazilian Consumer Divestiture.

Our investing activities used cash of $20 in the first quarter of 2005. We used $13 for capital expenditures, primarily for plant expansions and improvements. In addition, we used $9 for deferred acquisition costs associated with the Bakelite acquisition. We received proceeds of $2 on Borden Chemical’s sale of a partial ownership in a joint venture.

Our investing activities used cash of $354 in 2005. We used $252 for the acquisitions of the Bakelite and Pacific Epoxy businesses and $105 for capital expenditures, primarily for plant expansions and improvements.

Our 2004 net investing activities used cash of $20. We used cash of $57 for capital expenditures primarily for plant expansions, management information and accounting system implementation at Resolution Specialty and other improvements. We paid $152 relating to Resolution Specialty acquisition activity, net of cash acquired, and received $185 relating to cash held by Borden Chemical at the time it became a member of the combined group.

Our 2003 net investing activities provided cash of $7. We spent $18 for capital expenditures, primarily for plant expansions and improvements. We realized proceeds of $23 on the sale of forty percent of the outstanding shares in Japan Epoxy Resins Co., Ltd to Resolution Performance joint venture partner, Mitsubishi Chemical Company.

Financing Activities

In the first quarter of 2006, our financing activities used cash of $16. We made net long-term debt repayments of $5, primarily related to borrowings during the quarter under our May 2005 senior secured credit facilities. We also made net short-term debt repayments of $9 during the first three months of 2006.

Our financing activities provided cash of $3 in the first quarter of 2005. We received an $8 purchase price adjustment related to the acquisition of Borden Chemical by Apollo, which we subsequently paid to Borden Chemical’s parent in the second quarter of 2005. We had net debt borrowings of $2 in the first quarter of 2005.

In 2005, our financing activities provided cash of $219. Net cash generated by financing activities was primarily due to long-term debt borrowings of $1,193 consisting of the $150 senior secured notes and the $500 term loan under the Hexion Credit Facility and borrowings under a bridge facility for the Bakelite Acquisition (see “—Liquidity and Capital Resources”). These borrowings were partially offset by net debt repayment of $752 and debt financing fees paid of $22 related to the financings. We paid a dividend of $523, which was funded through the net proceeds received from the issuance of preferred stock of $334 and from amounts borrowed under the Hexion Credit Facility. We also made payments of $11 for costs related to our IPO.

Our financing activities in 2004 provided cash of $148. Net cash generated by financing activities was primarily due to the issuance of debt related to the Resolution Specialty Transaction of $121, offset by net debt repayments by Resolution Performance and Borden Chemical of $23. Also, we received a cash inflow of $60 related to the Resolution Specialty Transaction.

Our 2003 financing activities provided cash of $80. This amount includes net debt borrowing of $103, offset by the payment of a constructive distribution related to certain pension costs to Shell on behalf of Resolution Performance.

Liquidity and Capital Resources

Our primary source of liquidity is cash flow generated from operations. We also have availability under our new senior secured credit facilities (see below), subject to certain conditions. Our primary liquidity requirements are debt service, working capital requirements, contractual obligations and capital expenditures.

We are a highly leveraged company. Our liquidity requirements are significant, primarily due to our debt service requirements. At March 31, 2006, we had $2,340 principal amount of outstanding indebtedness, of which approximately $800 constituted floating rate debt and bank loans and the remainder constituted fixed rate indebtedness. In May 2006, we completed the Hexion Refinancings pursuant to which we refinanced certain of our outstanding indebtedness and redeemed our Series A Preferred Stock with proceeds of borrowings under our new senior secured credit facilities. On a pro forma basis for the Hexion Refinancings, at March 31, 2006, we would have had $2,790 principal amount of outstanding indebtedness, of which approximately $1,000 constituted floating rate debt and bank loans, net of the $1,000 interest rate swap, and the remainder constituted fixed rate indebtedness. On a pro forma basis for the Hexion Refinancings, at March 31, 2006, we would have had $174 in cash.

Effective October 11, 2005, we entered into a $289 cross-currency and interest rate swap agreement structured for a non-U.S. subsidiary’s $290 U.S. dollar denominated term loan. The swap is a three-year agreement designed to offset balance sheet and interest rate exposures and cash flow variability associated with exchange rate fluctuations on the term loan.

In connection with the Hexion Formation, we have declared but not yet paid a dividend of $27 to our shareholder, which is expected to be principally paid in the second quarter of 2007 and is classified in Other long-term liabilities.

Senior Credit Facilities

In May 2006 as part of the Hexion Refinancings, we amended and restated our senior secured credit facilities. The seven-year $1,625 term loan facility, seven-year $50 synthetic letter of credit facility (“LOC”), and five-year $225 revolving credit facility (the “new senior secured credit facilities”), are each subject to an earlier maturity date on any date that greater than $200 in the aggregate principal amount of certain of our and our subsidiaries’ indebtedness will mature within 91 days of such date.

The interest rates with respect to term loans to the Company under the new senior secured credit facilities are based on, at the Company’s option, (a) adjusted LIBOR plus 2.00% or (b) the higher of (i) JPMorgan Chase Bank, N.A.’s (JPMCB) prime rate or (ii) the Federal Funds Rate plus 0.50%, in each case plus 0.50%. Term loans to the Netherlands subsidiary are at the Company’s option, (a) EURO LIBOR plus 2.00% or (b) the rate quoted by JPMCB as its base rate for such loans plus 0.50%. The foregoing margins are subject to reduction if certain corporate credit ratings are achieved.

The new senior secured credit facility has commitment fees (other than with respect to the LOC) equal to 0.50% per annum of the unused line plus a fronting fee of 0.25% of the aggregate face amount of outstanding letters of credit. The LOC has a commitment fee of 0.10% per annum.

At March 31, 2006, we had no outstanding borrowings under the previously existing revolving credit facility, $55 outstanding letters of credit, had unused borrowing availability of $220 and $168 of cash and equivalents on our balance sheet. At March 31, 2006, we were in compliance with the covenants and restrictions in all credit facilities.

On May 10, 2006, we entered into interest rate swap arrangements of $1,000. The swap is a three-year arrangement designed to offset cash flow variability associated with interest rate fluctuations on our variable rate debt. The initial aggregate notional amount of the swap is $1,000, which amortizes on a quarterly basis based on expected payments on our term loan in order to maintain a fixed to variable debt ratio of approximately 70% fixed to 30% variable.

Upon completion of the tender offers described in this prospectus and amendment of the senior secured credit facilities, we recognized a loss on the extinguishment of debt of approximately $31 (redemption cost net of debt premium) and an additional charge of approximately $20 for the write-off of deferred financing costs, which will be reflected in our second quarter financial statements.

In the second quarter of 2005, we wrote off deferred financing costs of $17. Of this amount, $6 was related to the Bakelite Acquisition bridge financing arrangement, and $11 related to the early termination of the Resolution Performance, Resolution Specialty and Borden Chemical credit facilities. This expense is included in Write-off of deferred financing fees on the audited Consolidated Statements of Operations.

Our Australian subsidiary entered into a five-year secured credit facility in the fourth quarter of 2003 (the “Australian Facility”), which provides for a maximum borrowing of AUD$15, or approximately $11. At December 31, 2005, outstanding debt under this facility was $6, of which $5 is classified as long-term. In addition, there was approximately $3 of short-term debt under the facility. The Australian Facility is secured by liens against substantially all of the assets of the Australian business including the stock of the Australian subsidiaries. At December 31, 2005, the net book value of the collateral securing the Australian Facility was approximately $34. In addition, we pledged the stock of the Australian subsidiaries as collateral for borrowing under the Australian Facility. This facility includes a fixed rate facility used for the acquisition, as well as a revolver. At December 31, 2005, $6 was outstanding under the fixed rate facility at an interest rate of 6.4%. The Australian Facility contains restrictions relative to the Australian businesses on dividends, the sale of assets and additional borrowings. The Australian Facility also contains financial covenants applying to the Australian subsidiaries including current ratio, interest coverage, debt service coverage and leverage. The fixed portion of the Australian Facility requires minimum quarterly principal reductions totaling AUD$0.5 (approximately $0.4). The Australian Facility requires semi-annual principal reductions based on a portion of excess cash as defined in the agreement. At March 31, 2006, the maximum borrowing allowable under the Australian Facility was AUD$15 (approximately $11), of which about AUD$3 (approximately $2), after outstanding LOCs and other draws, was unused and available.

Additional international credit facilities provide availability totaling approximately $115 as of March 31, 2006. Of this amount, approximately $67 was available to fund working capital needs and capital expenditures at March 31, 2006. These credit facilities have various expiration dates ranging from 2006 through 2008. While these facilities are primarily unsecured, portions of the lines are secured by equipment. At March 31, 2006, the net book value of collateral securing a portion of these facilities was approximately $10. We guarantee up to $7 of the debt of one of our Brazilian subsidiaries, included in these facilities.

HAI entered into a three-year asset based revolving credit facility in 2004, which provides for a maximum borrowing of $15 (the “HAI Facility”). Maximum borrowing allowable under the HAI Facility is based upon specific percentages of eligible accounts receivable and inventory and is secured with inventory, accounts receivable and property and equipment of HAI. At March 31, 2006, the net book value of collateral securing the HAI Facility was approximately $42. The HAI Facility provides up to $2 for LOCs. The HAI Facility contains restrictions relative to HAI on dividends, affiliate transactions, minimum availability ($2 in 2005), additional debt and capital expenditures ($2 in 2005). In addition, HAI is required to maintain a minimum trailing twelve-month debt coverage ratio of 1.5 to 1.0 and a monthly debt to tangible capital ratio of less than 2.5 to 1.0. At March 31, 2006, borrowings allowable under the HAI Facility was $15 of which $13 was unused and available, after the minimal availability requirement.

Senior Secured Notes and Debentures

The following describes our senior secured notes and debentures prior to the Hexion Refinancings. In connection with the Hexion Refinancings, we made tender offers to repurchase all of our 8% Senior Secured Notes, 9 1/2% Senior Second Secured Notes and 13 1/2% Senior Subordinated Notes. As of the expiration of the tender offers on May 17, 2006, we accepted tenders from holders of 100% of the outstanding principal amount of the 8% Senior Secured Notes, 99.9% of the outstanding principal amount of the 9 1/2% Senior Second Secured Notes and 89.0% of the outstanding principal amount of the 13 1/2% Senior Subordinated Notes. On June 18, 2006, we redeemed all of our 9 1/2% Senior Second Secured Notes and 13 1/2% Senior Subordinated Notes that remained outstanding with available cash.

Upon completion of the tender offers and amendment of the senior secured credit facilities, we recognized a loss on the extinguishment of debt of approximately $31 (redemption cost net of debt premium) and an additional charge of approximately $20 for the write-off of deferred financing costs, which will be reflected in our second quarter financial statements.

Senior Secured Notes

In 2003, Resolution Performance and RPP Capital Corporation issued $140 aggregate principal amount of 8% Senior Secured Notes due 2009 in a private offering. Hexion assumed the obligations of Resolution Performance under the 8% Senior Secured Notes in connection with the consummation of the Combinations. As of the expiration of the tender offers on May 17, 2006, we accepted tenders from holders of 100% of the outstanding principal amount of the 8% Senior Secured Notes.

In 2003, Resolution Performance and RPP Capital Corporation issued $200 aggregate principal amount of 9 1/2% Senior Second Secured Notes due 2010 in private offerings. Hexion assumed the obligations of Resolution Performance under the 9 1/2% Senior Second Secured Notes in connection with the consummation of the Combinations. As of June 18, 2006, Hexion redeemed 100% of the outstanding principal amount of the 9 1/2% Senior Second Secured Notes.

In conjunction with the Borden Transaction, Borden Chemical formed two wholly owned finance subsidiaries that borrowed a total of $475 through a private debt offering. Of the debt, $325 are the fixed rate notes, which bear an interest rate of 9%. The remaining $150 of debt are the original floating rate notes.

The August 2004 notes and guarantees rank equally with all of Hexion’s and the guarantor’s existing and future senior indebtedness, including debt under our new senior secured credit facilities and the guarantees thereof. The August 2004 notes remain obligations of Hexion after consummation of the Combinations. The August 2004 notes are effectively subordinated to such senior secured credit facilities and any other future obligations secured by a first-priority lien (as defined in the indentures governing such notes) on the collateral to the extent of the value of the collateral securing such obligations. The August 2004 notes will rank senior to all of Hexion’s and its guarantors’ existing and future subordinated indebtedness, except as described in the preceding sentence. The August 2004 notes are also effectively subordinated to the liabilities of the non-guarantor subsidiaries, which includes HAI.

Interest on the original floating rate notes will be paid each January 15, April 15, July 15 and October 15. Interest on the original floating rate notes accrues at an annual rate, reset quarterly, equal to LIBOR plus 475 basis points. At December 31, 2005, the interest rate on the original floating rate notes was 9.71%. The notes mature July 15, 2010. These notes may be redeemed at any time on or after July 15, 2006 at the applicable redemption price set forth in the indenture for the notes. The original floating rate notes may also be redeemed upon certain changes in tax laws or upon a change in control. There is no sinking fund for the original floating rate notes.

Interest on the fixed rate notes will be paid each January 15 and July 15. The notes mature July 15, 2014. These notes may be redeemed at any time on or after July 15, 2009 at the applicable redemption price set forth in the indenture for the notes. In addition, up to 35% of these notes may be redeemed prior to July 15, 2007 with cash proceeds from certain equity offerings at the applicable redemption price set forth in the indenture for the notes. Prior to July 15, 2009, the fixed rate notes may be redeemed at a price equal to 100% of the principal amount plus accrued interest plus the “make-whole” premium as defined in the indenture for the notes. The fixed rate notes may also be redeemed upon certain changes in tax laws or upon a change in control. There is no sinking fund for the fixed rate notes.

In May 2005, we issued $150 Second-Priority Senior Secured Floating Rate Notes due 2010, which we refer to as the old notes. The old notes have substantially the same covenants and events of default as the original floating rate notes. The old notes were issued at a price of 98.846%. Interest on the old notes accrues at a rate per annum, reset quarterly, equal to LIBOR plus 5.50% and is payable on January 15, April 15, July 15 and October 15, commencing on July 15, 2005. These notes may be redeemed at any time on or after July 15, 2006 at the applicable redemption price set forth in the indenture for the notes. The old notes are collateralized by a second-priority security interest in the same collateral as the original floating rate notes and the fixed rate notes, which are all second in priority (subject to Permitted Liens) to our new senior secured credit facilities.

Following the Combinations, the Company, certain of our U.S. subsidiaries and Hexion U.S. Finance Corporation (formerly known as Borden U.S. Finance) have guaranteed the senior secured debt previously issued by Resolution Performance.

In December 2005, we filed a registration statement with the SEC to consummate an exchange offer on the August 2004 notes. Effective February 2006, a premium of 75 basis points was eliminated upon the exchange.

Debentures

In 2000, $328 aggregate principal amount of 13 1/2% Senior Subordinated Notes due 2010 were issued in private offerings by Resolution Performance and RPP Capital Corporation. Hexion assumed the obligations of Resolution Performance under the 13 1/2% Senior Subordinated Notes in connection with the consummation of the Combinations. As of June 18, 2006, Hexion redeemed 100% of the outstanding principal amount of the 13 1/2% Senior Subordinated Notes.

In connection with the Resolution Specialty Transaction, Resolution Specialty executed a Senior Subordinated Note Purchase Agreement (“Seller Note Financing”) with Eastman on August 2, 2004, which provided for the sale of $50 aggregate principal amount of Senior Subordinated Notes of Resolution Specialty to Eastman due and payable in 2011. Such notes were delivered to Eastman as partial consideration of the Resolution Specialty Transaction. Interest was payable at a base rate equal to the seven year Treasury plus additional basis points ranging from 350 to 550, payable semi-annually on February 1 and August 1. The Seller Note Financing provided for payments-in-kind, whereby Resolution Specialty was permitted to pay interest in either dollars or Notes until the third anniversary. The Seller Note Financing was subordinate to the credit agreement, and contained restrictive covenants which could trigger acceleration of repayment in the event of default absent a waiver. Such restrictive covenants included, among other provisions, restrictions on payments and distributions, mergers and acquisitions and transactions with affiliates. We repaid the Senior Subordinated Notes of Resolution Specialty on May 31, 2005 in connection with the consummation of the Combinations.

The 9 1/5% debentures due in 2021, the 7 7/8% debentures due in 2023 and the 8 3/8% sinking fund debentures due in 2016 were outstanding prior to the Borden Transaction. These debentures are senior obligations of Hexion and rank equally with all of Hexion’s existing and future senior indebtedness. However, because these debentures are unsecured, they are effectively subordinated to Hexion’s senior secured indebtedness, including our new senior secured credit facilities, the August 2004 notes and the old notes.

Other Borrowings

In addition, the Company finances certain insurance premiums. Short-term borrowings under this arrangement include $9 and $6 at December 31, 2005 and 2004, respectively.

The $34 Parish of Ascension Industrial Revenue Bonds (IRBs) are related to the purchase, construction and installation of air and water pollution control facilities that are no longer owned by Borden Chemical. The tax-exempt status of the IRBs is based upon their being no change in the use of the facilities, as defined by the Internal Revenue Code. Borden Chemical continues to monitor the use of the facilities by the current owner. If a change in use were to occur, Borden Chemical could be required to take remedial action, including redeeming all of the bonds.

On October 6, 2004, we entered into an agreement to acquire Bakelite Aktiengesellschaft (“Bakelite”). We consummated the Bakelite Acquisition on April 29, 2005. As discussed in Note 3 to the audited Consolidated Financial Statements, we financed the acquisition through a combination of debt and cash.

Series A Preferred Stock

On May 20, 2005, we issued 14,000,000 shares of Series A Floating Rate Preferred Stock, par value $0.01 per share with a liquidation preference of $25 per share (the “Series A Preferred Stock”). On May 12, 2006, we redeemed all of the outstanding shares of the Series A Floating Rate Preferred Stock with a portion of the borrowings under our new senior secured credit facilities.

Capital Expenditures

We plan to spend approximately $118 on capital expenditures in 2006 and approximately $110 annually thereafter. This amount was determined through the budget process and is subject to change in all respects at the discretion of the board. Consideration was given to future product demand projections, existing plant capacity and external customer trends. Of the $118 anticipated future capital expenditures, based on our historical experience we expect approximately $65 will be used for maintenance and environmental projects. We expect the remaining $53 will be used to expand plant capacity as necessary to meet expected demand. We plan to fund capital expenditures through operations and, if necessary, through available lines of credit. We have no material firm commitments relating to these anticipated capital expenditures at March 31, 2006.

Contractual Obligations

The following table presents our contractual cash obligations as adjusted for the Hexion Refinancings at March 31, 2006. Our actual contractual cash obligations consist of legal commitments at December 31, 2005, requiring us to make fixed or determinable cash payments, regardless of the contractual requirements of the vendor to provide future goods or services. This table does not include information on most of our recurring purchases of materials for use in production, as our raw materials purchase contracts do not meet this definition because they generally do not require fixed or minimum quantities. Contracts with cancellation clauses are not included, unless such cancellation would result in major disruption to our business. For example, we have contracts for information technology support that are cancelable, but this support is essential to the operation of our business and administrative functions; therefore, amounts payable under these contracts are included.

Our long-term debt and related interest expense on fixed rate debt are reported as of March 31, 2006, due to significant changes in our obligations subsequent to December 31, 2005. We do not believe our other obligations disclosed in this table have changed materially since December 31, 2005.

	Payments Due By Year
Contractual Obligations	2006	2007	2008	2009	2010	2011 and beyond	Total
Long-term debt, including current maturities (a)(e)	$52	$24	$30	$52	$315	$2,305	$2,778
Capital lease obligations (b)	1	1	—	—	3	7	12
Operating leases	26	23	19	14	11	13	106
Unconditional purchase obligations (c)	234	131	107	99	19	110	700
Interest on fixed rate debt (d)(f)	72	71	71	70	67	503	854
Interest on variable rate debt (e)(f)	149	147	147	147	132	261	983

Total	$534	$397	$374	$382	$547	$3,199	$5,433

(a)	Amounts include $1,625 of new debt and the repayment of existing debt of $1,175 from the Hexion Refinancings. Current maturities at March 31, 2006 were $40.
(b)	Current maturities at March 31, 2006 were $1.
(c)	Unconditional purchase obligations are composed of the fixed or minimum amounts of goods and/or services under long-term contracts and assumes that certain contracts are terminated in accordance with their terms after giving the requisite notice which is generally two to three years for most of these contracts; however, under certain circumstances, some of these minimum commitment term periods could be further reduced which would significantly decrease these contractual obligations. This table excludes payments relating to income tax, pension and OPEB benefits and environmental obligations due to the fact that, at this time, we cannot determine either the timing or the amounts of payments for all periods beyond 2005 for certain of these liabilities. See Notes 10, 12, 13 and 16 to the audited Consolidated Financial Statements and the following discussions on our environmental, pension, OPEB and income tax liabilities, respectively, for more information on these obligations.
(d)	This table excludes interest expense for debt instruments with variable interest rates including the senior secured credit facilities. For the year ended December 31, 2005 and the three months ended March 31, 2006, this expense was approximately $56 and $18, respectively.
(e)	Based on variable interest rates of Adjusted LIBOR plus 2.0% in effect at June 22, 2006.
(f)	See “Description of New Senior Secured Credit Facilities and Other Indebtedness” for more information on the Hexion Refinancings.

Our current projections for future annual cash payments to our defined benefit pension plans range from approximately $17 to $37 per year, with a total funding requirement for the five years ended in 2010 of $131. The assumptions used by our actuaries in calculating these projections included an 8.2% weighted average annual return on assets for the years 2006 – 2010 and the continuation of current law and plan provisions. We plan to make cash payments of $37 relating to our defined benefit pension plans in 2006. These amounts include benefit payments to be made under unfunded defined benefit pension plans.

Our projected annual future plan benefit payments for our non-pension postretirement plans are approximately $2, with total benefit payments for the five years ended in 2010 of approximately $10 and $8 for the years ended 2011 and beyond.

We estimate we will pay current year cash taxes totaling approximately $31 in 2006 for local, state and international liabilities.

We expect expenditures for environmental remediation, indemnification and restoration liabilities for 2006 – 2010 to total approximately $18.

We maintain three stock option plans for our employees: the RPP 2000 Stock Option Plan (which we refer to as the RPP plan), the RSM 2004 Stock Option Plan (which we refer to as the RSM plan) and the BHI Acquisition 2004 Stock Incentive Plan (which we refer to as the 2004 incentive plan). In addition to these option plans, we maintain a stock-based deferred compensation plan. The fair market value of the options granted under the option plans and deferred common stock units granted under the stock-based deferred compensation plan was determined contemporaneously at the date of grant based upon the fair market value of the underlying stock at the date of grant. The options and deferred common stock units granted under the RSM plan and the 2004 incentive plan were granted contemporaneously with the acquisition of Resolution Specialty and Borden Chemical by Apollo in August 2004 and the fair market value of those options and deferred common stock units is equal to the acquisition price paid by Apollo. Substantially all of the options granted under the RPP plan were granted contemporaneously with the acquisition of Resolution Performance by Apollo in November 2000 and the fair market value of those options is equal to the acquisition price paid by Apollo. In 2004, a limited number of options were issued to a new employee under the RPP plan at fair market value as determined by the Board of Directors of Resolution Performance.

On May 11, 2005, BHI Acquisition issued options to purchase 84,424 membership units to our non-management directors. These options have a ten-year life with immediate vesting and exercise upon an IPO. Upon the consummation of an IPO, we will recognize an expense of $1, which represents the fair value of the options at the date of grant as determined by the Black-Scholes pricing model. In addition, on October 1, 2005, we issued options to purchase 28,141 membership units to an additional non-management director. These options have a ten-year life and were immediately vested upon the date of the grant.

At March 31, 2006, on an as converted basis, there were 4,105,148 options outstanding under all of our employee and director option plans, which include the Resolution Performance 2000 Non-Employee Directors Option Plan and 970,467 deferred common stock units under the deferred compensation plan. All outstanding awards at March 31, 2006 are denominated in Hexion LLC common units.

As a result of modifications to the RPP plan, the RSM plan, the 2004 incentive plan and the deferred compensation plan resulting from the Combinations, as well as the acceleration of vesting of certain participants’ awards, we recognized a compensation charge of $2 for the three months ended March 31, 2006, which is included in selling, general & administrative expense. The total compensation cost to be recognized as a result of the modifications was $31 based on an estimated fair value per share of $17.52, the value at the time of the modifications. We expect to recognize the additional compensation expense of $18, which will be recognized over the vesting period of the underlying stock based awards. The cost is expected to be recognized ratably over a weighted-average period of 4.9 years. Such expense is based on current grants of stock based awards and will change as new grants are made.

Subsequent to the Combinations on May 31, 2005, the estimated fair value per share of the Company has increased from $17.52 as a result of the identification of additional synergy opportunities resulting from the Combinations, continued improved operating results and increased market share in certain business segments. For example, we added new plant capacity at the end of 2005 in our Epoxy and Phenolic Resins business to meet additional demand. We have also increased plant capacity in the first quarter of 2006 in our Performance

Products businesses to address the increase in demand from our oil field customers. Additional income and synergy opportunities resulting from recent acquisitions and overall improved market conditions also are factors in our increase in estimated fair value per share amount.

We expect to have adequate liquidity to fund working capital requirements, contractual obligations and capital expenditures over the remainder of the term of our credit facilities with cash received from operations and amounts available under credit facilities.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of March 31, 2006.

Covenant Compliance

Certain covenants contained in the credit agreement governing our new senior secured credit facilities and the indentures governing the Second-Priority Senior Secured Notes will (i) require the maintenance of a senior secured debt to Adjusted EBITDA ratio and (ii) restrict our ability to take certain actions such as incurring additional debt or making certain acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to Adjusted EBITDA and consolidated debt to Adjusted EBITDA ratios. The most restrictive of these indenture covenants, the covenants to incur additional indebtedness and the ability to make future acquisitions, require an Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0 to 1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

Fixed Charges are defined as interest expense excluding the amortization or write-off of deferred financing costs. Adjusted EBITDA is defined as EBITDA further adjusted to exclude certain non-cash, non-recurring and realized or expected future cost savings directly related to prior acquisitions and the Combinations. We believe that the inclusion of the supplemental adjustments applied in calculating Adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financial covenants and assess our ability to incur additional indebtedness in the future. Adjusted EBITDA and Fixed Charges are not defined terms under GAAP. Adjusted EBITDA should not be considered an alternative to operating income or net income as a measure of operating results or an alternative to cash flows as a measure of liquidity. Fixed Charges should not be considered an alternative to interest expense. Because we are highly leveraged, we believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors to demonstrate compliance with our financing covenants. As of March 31, 2006, we were in compliance with all financial covenants contained in the indentures governing the notes and all our credit facilities.

	Year Ended December 31, 2005	LTM Period
Reconciliation of Pro Forma Net Loss to Pro Forma Adjusted EBITDA
EBITDA
Pro Forma net loss before nonrecurring charges directly attributable to the transaction	$(75)	$(27)
Pro Forma income taxes	56	61
Pro Forma interest expense, net	229	228
Pro Forma depreciation and amortization expense	158	154

Pro Forma EBITDA	368	416
Adjustments to EBITDA
Transaction costs and non-cash charges(1)	76	79
Unusual items(2)	37	(3)
Effect of acquisitions, net of divestiture(3)	32	32
In process synergies(4)	105	94

Pro Forma Adjusted EBITDA(5)	$618	$618

Pro Forma Fixed Charges	$223	$223

Ratio of Pro Forma Adjusted EBITDA to Fixed Charges	2.77	2.77

(1) Transaction costs and non-cash charges for Hexion are further detailed on the following table:
	Pro Forma
	Year Ended December 31, 2005	LTM Period
	(dollars in millions)
Transaction costs(a)	$44	$41
Non-cash charges(b)	32	38

	$76	$79

(a) Represents merger costs principally related to the Hexion Formation and expenses related to terminated acquisition activities.

(b)    Represents impairments of fixed assets of $9 and $13, non-cash stock based compensation of $13 and $15 and unrealized foreign currency exchange loss of $10 and $10 on debt instruments denominated in currencies other than the functional currency of the holder, for the year ended December 31, 2005 and the LTM Period, respectively.

(2)	Unusual items that do not relate to the core operations of Hexion are further detailed on the following table:

	Pro Forma
	Year Ended December 31, 2005	LTM Period
	(dollars in millions)
Business realignment expenses(a)	$9	$11
Other expenses(b)	28	(14)

Unusual items	$37	$(3)

(a)	Business realignment expenses for the year ended December 31, 2005 included in EBITDA for Hexion relate to the excess of historical costs over current business staffing levels and comprises employee related costs of $4 including (i) historical salaries and benefits of employees terminated in 2005 at Resolution Specialty and Borden Chemical and (ii) the excess cost of employee benefit programs prior to the revision of such plans in 2005. Business realignment expenses include plant closure and non-recurring severance and other one time benefits paid to employees of $5 and $7 for the year ended December 31, 2005 and the LTM period, respectively.

(b)	Amounts include the following:

	Year Ended December 31, 2005	LTM Period

Non-recurring litigation expenses	$10	$9
Foreign currency loss on an exchange rate hedge relating to the Bakelite Acquisition	11	—
Integration costs, transition fees and other non-recurring expenses	7	12
Gain on divestitures of businesses	—	(35)

	$28	$(14)

(3)	Amount represents the incremental EBITDA impact for the Akzo Acquisition, the Rhodia Acquisition, the Rohm and Haas Acquisition less the Brazilian Consumer Divestiture as if they had taken place at the beginning of the applicable twelve month period. These acquisitions and the divestiture closed after December 31, 2005 and are included in our calculation of pro forma Adjusted EBITDA as permitted by our indenture covenants.

(4)	Represents estimated net unrealized cost synergies resulting from the Hexion Formation and the Bakelite Acquisition.

(5)	We are required to have an Adjusted EBITDA to Fixed Charges ratio of greater to 2.0 to 1.0 to incur additional indebtedness under certain of our indentures. Based on the calculation for the LTM period, we are able to satisfy this covenant and incur additional indebtedness under our indentures.

Quantitative and Qualitative Disclosures About Market Risk

Risk Management. We use various financial instruments, including some derivatives, to help us hedge our foreign currency exchange risk. We also use raw material purchasing contracts and pricing contracts with customers to mitigate commodity price risks. These contracts generally do not contain minimum purchase requirements.

Foreign Exchange Risk. Our international operations accounted for approximately 50% of our sales in 2005 and 49% in 2004. As a result, we have exposure to foreign exchange risk on transactions potentially denominated in many foreign currencies. These transactions include foreign currency denominated imports and exports of raw materials and finished goods (both intercompany and third party) and loan repayments. In all cases, the functional currency is the business unit’s local currency.

It is our policy to reduce foreign currency cash flow exposure due to exchange rate fluctuations by hedging firmly committed foreign currency transactions wherever economically feasible. Our use of forward and option contracts is designed to protect our cash flows against unfavorable movements in exchange rates, to the extent of the amount under contract. We do not attempt to hedge foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign currency exchange rates on net income and cash flow. We do not speculate in foreign currency nor do we hedge the foreign currency translation of our international businesses to the U.S. dollar for purposes of consolidating our financial results or other foreign currency net asset or liability positions. The counter-parties to our forward contracts are financial institutions with investment grade credit ratings.

Effective October 11, 2005, we entered into a $289 cross-currency and interest rate swap agreement structured for a non-U.S. subsidiary’s $290 U.S. dollar denominated term loan. The swap is a three-year agreement designed to offset balance sheet and interest rate exposures and cash flow variability associated with exchange rate fluctuations on the term loan. The Euro to U.S. dollar exchange rate under the swap agreement is 1.2038. We pay a variable rate equal to the Euro LIBOR plus 271 basis points. We receive a variable rate equal to the U.S. Dollar LIBOR plus 250 basis points. The amount we receive under this agreement is equal to our non-U.S. subsidiary’s interest rate on its $290 term loan.

Our foreign exchange risk is also mitigated because we operate in many foreign countries, reducing the concentration of risk in any one currency. In addition, our foreign operations have limited imports and exports, reducing the potential impact of foreign currency exchange rate fluctuations. With other factors being equal, such as the performance of individual foreign economies, an average 10% foreign exchange increase or decrease in any one country would not materially impact our operating results or cash flow. However, an average 10% foreign exchange increase or decrease in all countries may materially impact our operating results.

As required by current accounting standards, our audited Consolidated Statements of Operations includes any gains and losses arising from forward and option contracts.

The following table summarizes forward currency, option and commodity contracts outstanding as of December 31, 2005 and 2004. Fair values are determined from quoted market prices at these dates.

	2005				2004
	Average Days To Maturity	Average Contract Rate	Notional Amount	Fair Value Gain (Loss)	Average Days To Maturity	Average Contract Rate	Notional Amount	Fair Value Gain (Loss)
Currency to sell for Euros
U.S. Dollars (1)	27	1.1890	45	—	—	—	—	—
U.S. Dollars (1)	990	1.2038	289	5	—	—	—	—
British Pound (1)	90	0.6987	41	(1)	—	—	—	—
U.S. Dollars (1)	60	1.2122	3	—	—	—	—	—
U.S. Dollars (2)	122	1.2031	24	—	—	—	—	—
U.S. Dollars (2)	—	—	—	—	90	1.3430	235	2
Currency to sell for U.S. Dollars
Canadian Dollars (3)	—	—	—	—	183	1.3200	36	—
Canadian Dollars (4)	—	—	—	—	183	1.2300	36	(2)
Currency to sell for CDN Dollars
British Pound (1)	—	—	—	—	31	2.3255	42	1
Commodity Future Contracts
Natural gas futures	—	—	3	1	—	—	3	—

(1)	Forward contracts
(2)	Deal contingent forward contracts (for pending and completed acquisitions)
(3)	Put options purchased
(4)	Call options sold

Interest Rate Risk. We have used interest rate swaps to minimize our interest rate exposures between fixed and floating rates on long-term debt. We do not enter into speculative financial contracts of any type. The fair values of the swaps are determined using estimated market values. Under interest rate swaps, we agree with other parties to exchange at specified intervals the difference between the fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amount.

Certain of our indebtedness, including indebtedness under our floating rate notes and borrowings under our new senior secured credit facilities, are or will be at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same. Assuming the amount of variable indebtedness remains the same after giving pro forma effect to the Hexion Refinancings, an increase of 1% in the interest rates payable on our variable rate indebtedness would increase our fiscal 2006 estimated debt service requirements by approximately $9 million. See “Risk Factors—Risks Relating to Our Business—Our variable-rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.”

On May 10, 2006, we entered into interest rate swap arrangements of $1 billion. The swap is a three-year arrangement designed to offset cash flow variability associated with interest rate fluctuations on our variable rate debt. The initial aggregate notional amount of the swap is $1 billion, which amortizes on a quarterly basis based on expected payments on our term loan in order to maintain a fixed to variable debt ratio of approximately 70% fixed to 30% variable.

Following is a summary of our outstanding debt as of December 31, 2005 and 2004 (See Note 8 to the audited Consolidated Financial Statements for additional information on our debt). The fair value of our publicly held debt is based on the price at which the bonds are traded or quoted at December 31, 2005 and 2004. All other debt fair values are determined from quoted market interest rates at December 31, 2005 and 2004.

	2005			2004
Year	Debt	Weighted Average Interest Rate	Fair Value	Debt	Weighted Average Interest Rate	Fair Value
2005				$17	9.1%	$17
2006	$51	9.1%	$51	4	9.1%	4
2007	15	9.2%	15	4	9.1%	4
2008	18	9.2%	18	5	9.1%	5
2009	181	9.2%	189	175	9.1%	187
2010	845	9.3%	870	801	9.9%	851
2011 and beyond	1,244	8.0%	1,176	844	8.5%	832

	$2,354		$2,319	$1,850		$1,900

We do not use derivative financial instruments in our investment portfolios. We place any cash equivalent investments in instruments that meet the credit quality standards established within our investment policies, which also limit the exposure to any one issue. At December 31, 2005 and 2004, we had $29 and $72, respectively, invested at average rates of 7% and 2%, respectively, primarily in a prime money market account and marketable securities with maturity periods of 30 days or less. Due to the short maturity of our cash equivalents, the carrying value on these investments approximates fair value and our interest rate risk is not significant. A 10% increase or decrease in interest returns on invested cash would not have a material effect on our net income and cash flows at December 31, 2005 and 2004.

Commodity Risk. We are exposed to price risks associated with raw material purchases, most significantly with phenol, methanol, urea, acetone, propylene and chlorine. For our commodity raw materials, we have purchase contracts, with periodic price adjustment provisions. Commitments with certain suppliers, including our phenol and urea suppliers, provide up to 100% of our estimated requirements but also provide the flexibility to purchase a certain percentage of our needs in the spot market, when favorable to us. We rely on long-term agreements with key suppliers for most of our raw materials. The loss of a key source of supply or a delay in shipments could have an adverse effect on business. Should any of our suppliers fail to deliver or should any of the key long-term supply contracts be cancelled, we would be forced to purchase raw materials in the open market, and no assurances can be given that we would be able to make these purchases or make them at prices that would allow us to remain competitive. One supplier provides over 10% of certain raw material purchases, and we could incur significant time and expense if we had to replace the supplier. In addition, several of the feedstocks at various facilities are transported through a pipeline from one supplier. If we were unable to receive these feedstocks through these pipeline arrangements, we may not be able to obtain them from other suppliers at competitive prices or in a timely manner. See “Risk Factors—Risks Relating to Our Business—We rely significantly on raw materials in the production of our products and fluctuations in costs would increase our operating expenses.”

Natural gas is essential in our manufacturing processes, and its cost can vary widely and unpredictably. In order to control our costs for natural gas, we hedge a portion of our natural gas purchases for North America by entering into futures contracts for natural gas. The contracts are settled for cash each month based on the closing market price on the last day the contract trades on the New York Mercantile Exchange. We recognize gains and losses on commodity futures contracts each month as gas is used. Our future commitments are marked to market on a quarterly basis. Our board of directors approves all commodity futures contracts that we enter based on delegations of authority.

Our commodity risk also is moderated through our selected use of customer contracts with selling price provisions that are indexed to publicly available indices for these commodity raw materials.

Other Matters. Our operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of feedstocks, products and wastes, including, but not limited to, combustion, inclement weather and natural disasters, mechanical failure, unscheduled downtime, transportation interruptions, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. These potential hazards could cause personal injury or loss of life, severe damage to or destruction of property and equipment and environmental damage and could result in suspension of our operations and the imposition of civil or criminal penalties. We have significant operational management systems, preventive procedures and protective safeguards to minimize the risk of an incident and to ensure the safe continuous operation of our facilities. In addition, we maintain property, business interruption and casualty insurance that we believe is in accordance with customary industry practices, but we are not fully insured against all potential hazards incidental to our business.

Due to the nature of our business and the current litigious climate, product liability litigation, including class action lawsuits claiming liability for death, injury or property damage caused by our products, or by other manufacturers’ products that include our components, is inherent to our business but historically has been immaterial. However, our current product liability claims, and any future lawsuits, could result in damage awards against us, which in turn could encourage additional litigation.

Critical Accounting Policies and Estimates

In preparing our financial statements in conformity with US GAAP, we have to make estimates and assumptions about future events that affect the amounts of reported assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Some of these accounting policies require the application of significant judgment by management in the selection of appropriate assumptions for determining these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, we cannot assure you that actual results will not differ significantly from estimated results. We base these judgments on our historical experience, advice from experienced consultants, forecasts and other available information, as appropriate. Our significant accounting policies are more fully described in Note 2 to the audited Consolidated Financial Statements.

Our most critical accounting policies, which reflect significant management estimates and judgment in determining reported amounts in the audited Consolidated Financial Statements, are as follows:

Environmental Remediation and Restoration Liabilities. Accruals for environmental matters are recorded when we believe it is probable that a liability has been incurred and we can reasonably estimate the amount of the liability. Our accruals are established following the guidelines of Statement of Position 96-1, “Environmental Remediation Liabilities.” We have accrued approximately $39, $41 and $37 at December 31, 2005 and 2004 and March 31, 2006, respectively, for all probable environmental remediation and restoration liabilities, which is our best estimate of these liabilities. Based on currently available information and analysis, we believe that it is reasonably possible that the costs associated with such liabilities may fall within a range of $26 to $75. This estimate of the range of reasonably possible costs is less certain than the estimates upon which reserves are based, and in order to establish the upper limit of this range, we used assumptions that are less favorable to Hexion among the range of reasonably possible outcomes, but we did not assume we would bear full responsibility for all sites, to the exclusion of other potentially responsible parties.

We have entered into environmental indemnification agreements with each of the sellers in the Bakelite Transaction, Resolution Performance Transaction, Resolution Specialty Transaction and the Rhodia Acquisition. Under the terms of the Rhodia Acquisition agreement, the seller will generally indemnify us for environmental conditions that occurred or existed before the closing date of the acquisition, subject to certain limitations. Under the Bakelite environmental indemnification agreement, the sellers have agreed to indemnify us for certain pre-existing environmental liabilities, including those related to our facility in Duisburg, Germany.

For environmental conditions that existed prior to the Resolution Performance Transaction, environmental remediation liability is influenced by agreements associated with the transactions whereby Shell generally will indemnify us for environmental damages associated with environmental conditions that occurred or existed before the closing date of the acquisition, subject to certain limitations. In addition, for incidents occurring after the closing date of the acquisition, management believes that we maintain adequate insurance coverage, subject to deductibles, for environmental remediation activities.

According to the terms of the Resolution Specialty Transaction, Eastman retained the liability and indemnified Resolution Specialty for pre-existing unknown environmental conditions at facilities that were transferred to us as well as the pre-existing known environmental conditions at the Roebuck, South Carolina facility, subject to certain limitations.

Income Tax Assets and Liabilities. At December 31, 2005 and 2004 and March 31, 2006, we had valuation allowances against all of our net U.S. federal and state and some of our net foreign deferred income tax assets. The valuation allowance was calculated in accordance with U.S. GAAP which requires an assessment of both negative and positive evidence when measuring the need for a valuation allowance. In accordance with SFAS 109, evidence, such as operating results during the most recent three-year period, is given more weight than our expectations of future profitability, which are inherently uncertain. Our losses in the U.S. and certain foreign operations in recent periods represented sufficient negative evidence to require a full valuation allowance against our net federal, state and certain of our net foreign deferred income tax assets. We intend to maintain a valuation allowance against our net deferred income tax assets until sufficient positive evidence exists to support the realization of such assets.

The calculation of our income tax liabilities involves dealing with uncertainties in the application of complex domestic and foreign income tax regulations. We recognize liabilities for anticipated income tax audit issues based on our estimate of whether, and the extent to which, additional income taxes will be due. If we ultimately determine that payment of these amounts is not necessary, we reverse the liability and recognize an income tax benefit during the period in which we determine that the liability is no longer necessary. We also recognize income tax benefits to the extent that it is probable that our positions will be sustained when challenged by the respective taxing authorities. To the extent we prevail in matters for which liabilities have been established, or are required to pay amounts in excess of our liabilities, our effective income tax rate in a given period could be materially impacted. An unfavorable income tax settlement would require use of the Company’s cash and result in an increase in our effective income tax rate in the year of resolution. A favorable income tax settlement would be recognized as a reduction in the effective income tax rate in the year of resolution.

Pension Assets and Liabilities. The amounts recognized in our financial statements related to pension benefit obligations are determined from actuarial valuations. Inherent in these valuations are certain assumptions, the more significant of which include:

•	The weighted average rate to use for discounting the liability (5.0% for 2005 and 5.4% for 2004);

•	The weighted average expected long-term rate of return on pension plan assets (8.2% for 2005 and 2004);

•	The weighted average rate of future salary increases (3.6% for 2005 and 4.1% for 2004); and

•	The anticipated mortality rate table (used RP 2000 Table).

The following table presents the sensitivity of our projected pension benefit obligation (“PBO”), accumulated benefit obligation (“ABO”), shareholder’s deficit and 2006 expense to the indicated increase/decrease in key assumptions:

	Change	+/– Change at December 31, 2005
		PBO	ABO	Deficit	2006 Expense
Assumption:
Discount rate	+/– 0.5%	$26	$23	$16	$2
Estimated return on assets	+/– 1.0%	N/A	N/A	N/A	$3

The actual return of our pension plan assets in 2005 was approximately 10%. Future returns on plan assets are subject to the strength of the financial markets, which we cannot predict with any accuracy. These assumptions are regularly reviewed and revised when appropriate, and changes in one or more of them could affect the amount of our recorded net expenses and/or liabilities related to these pension obligations. Other assumptions involving demographic factors such as mortality, retirement age and turnover are also evaluated periodically and updated to reflect our experience and expectations for the future. Actual results that differ from our assumptions are accumulated and amortized over future periods; therefore, these variances affect our expenses and obligations recorded in future periods. Future pension expense and required contributions will also depend on future investment performance, changes in future discount rates and various other factors related to the demographic characteristics of participants in our pension plans.

Long-Lived Assets and Depreciation and Amortization. With respect to long-lived assets, key assumptions include the estimate of useful lives and the recoverability of carrying values of fixed assets, and other intangible assets. The recovery of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset, which is subject to considerable judgment. If the useful lives of the assets were found to be shorter than originally estimated, depreciation and amortization charges would be accelerated.

Impairment of Long-Lived Assets. As events warrant, the Company evaluates the recoverability of long-lived assets by assessing whether the carrying value can be recovered over their remaining useful lives through the expected future undiscounted operating cash flows of the underlying business. Any impairment loss required is determined by comparing the carrying value of the assets to operating cash flows on a discounted basis.

Recently Issued Accounting Standards

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, Inventory Costs. The statement amends Accounting Research Bulletin (“ARB”) No. 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. ARB No. 43 previously stated that these costs must be “so abnormal as to require treatment as current-period charges.” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company believes that implementing SFAS No. 151 should not have a material impact on its consolidated financial position, results of operations or cash flows.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. This Interpretation clarifies that the term “conditional asset retirement obligation” as used in FASB No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, when incurred, if the fair value of the liability can be reasonably estimated. The Interpretation is effective for the Company no later than the end of the fiscal year ending on December 31, 2005. The implementation of this Interpretation did not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In September 2005, the FASB issued EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (“EITF 04-13”). The issue provided guidance on the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, Accounting for Nonmonetary Transactions. The issue also provided guidance on circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. The Company is evaluating the impact that this issue will have on our consolidated financial statements.

In November 2005, the FASB issued FSP FAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards (“FSP 123(R)-3”). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). The implementation of this FSP has no material effect on our consolidated financial statements.

BUSINESS

Overview

We are the world’s largest producer of thermosetting resins, or thermosets. Thermosets are a critical ingredient for virtually all paints, coatings, glues and other adhesives produced for consumer or industrial uses. We are focused on providing a broad array of thermosets and associated technologies, with leading market positions in all key markets served. Our breadth of related products provides us with significant advantages across our operations, technologies and commercial organizations, while our scale provides us with significant efficiencies in our fixed and variable cost structure, allowing us to compete effectively throughout the value chain with a lower cost operating structure and security of supply. In areas where it is advantageous, we are able to internally produce strategic raw materials, providing us with a lower cost operating structure and security of supply. Our value-added, technical service-oriented business model enables us to effectively participate in high-end specialty markets, while our scale enables us to extract value from higher volume applications.

Thermosets are developed to meet the performance characteristics required for each specific end use product. The type of thermoset used and how it is formulated, applied and cured determines the key attributes, such as durability, gloss, heat resistance, adhesion or strength of the final product. Hexion has the broadest range of thermoset resin technologies, with world class research, applications development and technical service capabilities. Our thermosets are sold under a variety of well-recognized brand names including BORDEN® (phenolic and amino resins), EPIKOTE® (epoxy resins), EPIKURE® (epoxy curatives), BAKELITE (phenolic and epoxy resins), LAWTER™ (inks) and CARDURA® (high-end automotive coatings). The total global thermoset resins market is approximately $34 billion in annual sales and includes products such as polyurethanes, urea-formaldehyde, phenol-formaldehyde, unsaturated polyesters, epoxies and melamine-formaldehyde. The key product areas of the global thermoset resins market upon which we focus and in which we have leading market positions is approximately $19 billion in annual sales, which excludes polyurethanes, unsaturated polyesters and furans/other.

Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products and automotive coatings, as well as higher growth markets, such as composites, UV cured coatings and electrical laminates. We have a history of product innovation and success in introducing new products to new markets. Our product innovation is evidenced by more than 1,000 patents, a majority of which relate to the devolvement of new products and processes for manufacturing. More specifically, in 2003, we developed and began marketing XRT®, a patent pending family of proppants made for the oil field products end-market, which generated approximately $30 million in net sales in 2005. In 2004, we developed and began conducting customer trials with Archemis, a resin used to formulate quick-dry alkyd paint. We are currently developing a family of customized resins tailored for the high-end lamination market.

Our organizational structure is based on the products we offer and the markets we serve. During the fourth quarter of 2005, we changed our reportable segments to better reflect the stage of the transition from the previous organization of our pre-merger companies to our organizational structure during the latter half of 2005. The transition provides greater alignment with the respective operating divisions and reporting segments. At March 31, 2006, our organizational structure consists of four operating divisions that are directly aligned with our reportable segments: Epoxy and Phenolic Resins, Formaldehyde and Forest Products Resins, Coatings and Inks, and Performance Products. We began implementing additional refinements to our operating divisions in 2006 to more closely link similar products, minimize divisional boundaries and improve our ability to serve common customers from pre-merger legacy company relationships which may result in additional refinements to our reporting segments.

As of March 31, 2006, we had 94 production sites globally, and produce many of our key products locally in North America, Latin America, Europe and Asia. Through our worldwide network of strategically located production facilities, we serve more than 10,000 customers in over 100 countries. We believe our global scale provides us with significant advantages over many of our competitors. In areas where it is advantageous, we are able to internally produce strategic raw materials, providing us a lower cost operating structure and security of supply. In other areas, where we can capitalize on our technical know-how and market presence to capture additional value, we are integrated downstream into product formulations. Our position in certain additives, complementary materials and services further enables us to leverage our core thermoset technologies and provide customers a broad range of product solutions. As a result of our focus on innovation and the high level of technical service that results from our “Total Systems Approach,” we have cultivated long-standing customer relationships. Our global customers include leading companies in their respective industries, such as 3M, Ainsworth, Ashland Inc., BASF, Bayer, DuPont, GE, Halliburton, Honeywell, Huntsman, Louisiana-Pacific, Owens Corning, PPG Industries, Sumitomo, Sun Chemical, Valspar and Weyerhaeuser.

Hexion was formed on May 31, 2005 through the combination of Borden Chemical (including Bakelite), Resolution Performance and Resolution Specialty. We believe the consolidation of these entities will provide us with significant opportunities for growth through global product line management, as well as considerable opportunities to increase operational efficiencies, reduce fixed costs, optimize manufacturing assets and improve the efficiency of capital spending. In 2005 and for the three months ended March 31, 2006, on a pro forma basis, we generated pro forma net sales of $4.7 billion and $1.2 billion, respectively. In 2005, 58% of our pro forma net sales were derived from sales to North America, 32% to Western Europe and 10% to Asia-Pacific, Latin America, Eastern Europe and other emerging markets. As of March 31, 2006, after giving pro forma effect to the Hexion Refinancings, we would have had $2.8 billion principal amount of outstanding indebtedness and $0.2 billion of cash and equivalents.

Industry

The thermoset resins industry is an approximately $34 billion market in annual sales. Thermoset resins include materials such as phenolic resins, epoxy resins, polyester resins, acrylic resins, alkyd resins and urethane resins. Thermoset resins are used for a wide variety of applications due to their superior adhesion and bonding properties, as well as their heat resistance, protective and aesthetic characteristics, compared to other materials. The key product areas of the global thermoset resins market upon which we focus and in which we have leading market positions have an estimated $19 billion in annual sales. The thermoset resin market has grown at an estimated annual rate of over 4% by volume during the past five years. We expect that certain segments of the thermoset resin industry, including composites and UV resins, will grow at substantially faster rates.

Thermosets are sold into the global coatings, composites and adhesives markets, which have combined annual sales of over $100 billion. Thermoset resins are generally considered specialty chemical products because they are principally sold on the basis of performance, technical support, product innovation and customer service. Although the thermoset resins market has undergone consolidation in recent years, the thermoset resins market remains fragmented with many small and medium sized companies providing a relatively high level of customization and service to the end markets and with many small non-core divisions of large chemical conglomerates. The principal factors contributing to success in the specialty chemicals market are (1) consistent delivery of high-quality products, (2) favorable process economics, (3) the ability to provide value to customers through both product attributes and strong technical service and (4) a presence in large and growing markets. We believe Hexion is the third largest North American based specialty chemicals company.

Competitive Strengths

We are one of the leading specialty chemical companies in the world based on the following competitive strengths:

World’s Largest Thermoset Resins Producer. We are the world’s largest producer of thermoset resins with leading positions across various end-markets and geographies. Our global scale and breadth of product line provide us with significant advantages over many of our competitors. The following table illustrates our market position by volume in our key product areas, which collectively represent more than 75% of our pro forma 2005 net sales:

Key Product	Market Position
Forest Products Resins	#1 Globally
Formaldehyde	#1 Globally
Phenolic Resins	#1 Globally
Epoxy Resins	#1 Globally
Foundry Resins	#1 in North America
Oil Field Resins	#2 Globally
Composite Resins (epoxy-based)	#1 in Europe, #2 in North America
Molding Compounds	#1 in Europe
Ink Resins	#1 Globally
Alkyd Resins	Co-leader in North America
Versatic Acids and Derivatives	#1 Globally

Unique Selling Proposition. The majority of our customers require solutions that are tailored to their individual production needs and require a high degree of technical service and customized product formulations. Our diverse thermoset product offering allows us to leverage related technologies across geographies, customers and end-markets in order to provide a broad range of product and technical service solutions. As a result of our focus on developing innovative products with a high level of technical service and our “Total Systems Approach,” whereby we sell multiple components of a coating or adhesive resin system, we have cultivated stable, longstanding customer relationships. Our top ten customers have been using our products and services for an average of 24 years.

Global Infrastructure. We develop, manufacture and sell our products around the world. We believe our global scope and our ability to internally produce key raw materials give us an advantage compared with many of our smaller competitors. We believe that we are well positioned in higher growth regions and will continue to grow internationally by expanding our product sales to our multi-national customers and by entering new markets. We also have opportunities to increase sales of products by introducing them to new geographies; for example, we plan to introduce several resin products developed for the European market to our customer base in North America. We have a significant presence in the two fastest growing regions in the coating and adhesives industries, with 16 plants currently operating in Asia-Pacific and Latin America.

Low Cost Position. We support our leading global market presence with our strategically located, low cost manufacturing presence. Our low cost position is the result of our 94 production sites strategically located throughout the world and our selectively integrated supply position in critical intermediate materials. We consume large amounts of our internally produced formaldehyde, BPA and ECH, and our polyester and alkyd resins businesses share an integrated production platform with each other. Our ability to internally produce key raw materials provides us a significant cost advantage over our competitors, allowing us to eliminate certain finishing steps, reduce logistical costs, ensure reliable long-term supply of critical raw materials and improve our production scheduling and capacity utilization rates. Furthermore, our large market position and scale in each of our key product markets provides us with significant purchasing and manufacturing efficiencies. We are North America’s lowest cost producer of formaldehyde and formaldehyde-based resins. In addition, we operate two of the three largest epoxy resins manufacturing facilities in the world, including the world’s only continuous-flow manufacturing process facility.

Well Positioned in Diverse End-Markets and Higher Growth Sectors. We have a diversified revenue and customer base in a variety of end-markets and geographies. Our products are used in a broad range of applications and are sold into stable markets such as those for forest products, architectural coatings, industrial coatings and automotive coatings, as well as higher growth markets such as composites, UV resins and electrical laminates. We have a strong position in products such as composites which benefit from favorable product substitution demand dynamics as they replace traditional materials (i.e., wood and metal) in aerospace, automotive, recreational and sporting goods applications. In addition, no single customer accounted for more than 3% of our total annual sales in 2005. Our pro forma net sales by end-market for 2005 are illustrated below:

Strong Free Cash Flow. We expect to generate strong free cash flow (cash flow from operating activities less anticipated capital expenditures) due to our favorable operating characteristics and the nature of the industry in which we operate. This strength is due in large part to our size and position within the thermoset resins industry, and the industry leading cost structure we have in place. Our products are generally less capital intensive to manufacture than many other products in the chemical industry and, as a result, we have relatively low maintenance capital and working capital requirements. Furthermore, due to our tax assets and other structuring considerations, we expect to have very low cash tax requirements for the foreseeable future. Additionally, management is currently targeting $250 million in synergies from the Hexion Formation, of which $125 million of net cost savings have been specifically identified, which should further improve free cash flow. Our plan indicates that our $250 million synergy target will consist of approximately 40% in purchasing savings, 20% in manufacturing efficiencies, 15% in selling, general and administrative expense savings and 25% in new product development and global product line management. Management has developed detailed implementation plans to achieve the $125 million of cost savings. We achieved cost savings of $20 million in 2005 and $11 million in the first quarter of 2006. We expect that approximately 60% of the $125 million near term cost savings will be achieved by the end of 2006 with the remainder expected to be achieved in the following year. Through March 31, 2006, we have incurred one-time costs of approximately $13 million in connection with implementing these synergies and we expect to incur additional one-time costs of $62 million through 2007. We expect that all of these factors will enable us to generate strong free cash flow, which we anticipate will be available to reduce indebtedness or for other strategic purposes.

Strong Management Team. We believe that we have a world-class management team led by Craig O. Morrison, our President and Chief Executive Officer, and William H. Carter, our Chief Financial Officer. Our

divisional management teams are composed of experienced managers from Borden Chemical, Resolution Performance, Resolution Specialty and Bakelite. Marvin O. Schlanger, former Chief Executive Officer of Arco Chemical and Resolution Performance, with over 30 years of chemical industry experience is our Vice Chairman. Our management team has demonstrated expertise in growing our businesses organically, integrating acquisitions and executing on significant cost cutting programs.

Strategy

We are focused on augmenting our growth, as well as increasing shareholder value, return on investment, cash flows and profitability. We believe we can achieve these related goals through the following strategies:

Utilize Our Integrated Platform Across Product Offerings. As the world’s largest producer of thermoset resins, we have an opportunity to provide our customers with a broad range of resins products on a global basis. We believe this provides us the opportunity to become a global, comprehensive solutions provider to our customers rather than simply offering a particular product, selling in a single geography or competing on price. We will also be able to offer a more diverse product line to all of our customers, utilizing the existing product lines of each of our acquired businesses. We believe we have substantial opportunities through global product line management to capitalize on these capabilities in order to increase our sales volumes and margins. Examples of the opportunity to utilize our integrated platform include:

•	We produce many value-added, innovative products developed by Bakelite for the European market which we plan to introduce to our broader customer base.

•	We expect to expand the sales of our versatic acid coatings product line, which has historically been nearly exclusively a European product, into the Americas by utilizing Resolution Specialty’s existing coatings sales force.

•	We expect to capitalize on Borden Chemical’s strength in forest products resins by expanding such product offerings into Bakelite’s European markets, including Russia’s wood products market, the largest market in the world.

•	We are a leading resins supplier to many of the world’s largest coatings companies, allowing us to accelerate new and specialty product development for our customers, thereby further strengthening our relationships and enhancing our ability to retain and grow customers based on attributes other than price.

Develop and Market New Products. We will continue to expand our product offerings through internal innovation, joint research and development initiatives with our customers and research partnership formations. In 2005, on a pro forma basis, we incurred approximately $67 million in research and development expenses, which represented approximately 1.4% of our pro forma net sales during that period. We will continue to implement a systematic approach to new product development and have identified promising new technologies that have begun to yield significant results. Examples of new products and product development initiatives include:

•	In 2003, we developed and began marketing XRT®, a family of proppants made for the oil field products end-market, which generated approximately $30 million in net sales in 2005.

•	We have increased our investments in UV light-curable products for the display, ink jet and electronics products markets.

•	We have increased our investments in specialty epoxidized phenolic products for the electronics market.

•	We are developing a family of customized resins tailored for the high-end electrical lamination market. This family of products is expected to generate approximately $8 to $10 million in annual net sales by 2007.

•	In 2004, we developed and began conducting customer trials with Archemis, a resin used to formulate quick-dry alkyd paint. These coatings will be targeted for the contractors market where the quick dry properties allow two coats of paint to be applied in one work shift. It is expected to generate approximately $5 to $10 million in annual net sales by 2007.

Expand Our Global Reach In Faster Growing Regions. We will continue to grow internationally by expanding our product sales to our multi-national customers outside of North America and Western Europe, and by entering new international markets. Specifically, we are focused on growing our business in the Asia-Pacific, Eastern Europe and Latin American markets, where the usage of our products is increasing. Furthermore, by combining sales and distribution infrastructures, we expect to accelerate the penetration of our high-end, value-added products into new markets, thus further leveraging our research and applications efforts. Some examples of our increased presence in developing regions are as follows:

•	Our twelve plants in Asia-Pacific represent most of our key product lines, give us a critical mass to serve those markets and provide a platform for continued expansion in that region.

•	We have significant operations in Eastern Europe and expect to leverage this footprint to increase our business in Russia and Eastern Europe.

•	We have expanded our Latin American presence as evidenced by the growth in Borden Chemical’s net sales of 34% from 2001 to 2004. We expect to continue growing in this region.

Increase Margins Through Focus On Operational Excellence. We believe that through the combination of four standalone global resin companies, there will be opportunities to extract substantial cost savings in the near future. Management is currently targeting $250 million in synergies from the Hexion Formation, of which $125 million of net cost savings have been specifically identified. Management has developed detailed implementation plans to achieve the $125 million of cost savings. We achieved cost savings of $20 million in 2005 and $11 million in the first quarter of 2006. We expect that approximately 60% of the $125 million near term cost savings will be achieved by the end of 2006 with the remainder expected to be achieved in the following year. Through March 31, 2006, we have incurred one-time costs of approximately $13 million in connection with implementing these synergies and we expect to incur additional one-time costs of $62 million through 2007. Management has specifically identified a number of areas for savings and is actively pursuing key components of this strategy. Primary components are as follows:

•	Manufacturing rationalization and optimization across the entire facility footprint.

•	Reduction of fixed cost structure through the elimination of overhead redundancies.

•	Raw material and other purchasing savings.

•	Streamlined logistics processes.

•	More efficient management of capital spending.

•	Rollout of Borden Chemical’s Six Sigma management approach, and other operational best practices, throughout the organization.

In addition, each of our companies have significant experience in implementing cost reduction and working capital management programs, including ongoing programs at each of the companies.

Pursue Targeted Add-On Acquisitions and Joint Ventures. The global thermoset resin industry is highly fragmented and is comprised of numerous small and mid-sized specialty companies focusing on niche markets, as well as small non-core divisions of large chemical conglomerates. As the largest company focused primarily on the thermoset resins space, we have a significant advantage in pursuing add-on acquisitions and joint ventures in areas that allow us to build upon our core strengths, expand our product, technology and geographic portfolio, and better serve our customers. We believe we can consummate a number of these acquisitions at relatively low valuations due to the scalability of our existing global operations. Some examples of these opportunities include:

•	We recently acquired the decorative coatings and adhesive business of The Rhodia Group and the global ink and adhesive resins business of Akzo Nobel.

•	We are currently evaluating and pursuing several potential acquisitions which, if consummated, should provide Hexion with product line extensions. We expect these acquisitions to be accretive in leveraging Hexion’s manufacturing footprint and existing corporate infrastructure.

•	We are also pursuing various joint ventures to expand our geographic footprint.

Our History

Business Realignment and Corporate Reorganization. We have undertaken numerous plant consolidations and other business realignment initiatives. These initiatives are designed to improve efficiency and to focus resources on our core strengths. The associated business realignment charges consist primarily of employee severance, plant consolidation and related environmental remediation costs and asset impairment expense. Following is a brief overview of our significant business realignment activities since 2001.

In 2001, Borden Chemical completed a significant capital restructuring to eliminate future required annual preferred dividend payments and recorded $126 million of business realignment and impairment charges related primarily to the closures of its melamine crystal business, which we refer to as Melamine, and two forest products plants in the United States, realignment of its workforce organization, reorganization of its corporate headquarters and the discontinuation of a plant construction project. The largest component of the 2001 charge is a $98 million impairment of Melamine fixed assets, goodwill and spare parts. This impairment was the result of Borden Chemical’s strategic decision late in 2001 to sell or close Melamine and to enter into a long-term contractual arrangement with a supplier for its future melamine crystal needs.

In June 2003, we initiated our 2003 realignment designed to reduce operating expenses and increase organizational efficiency. To achieve these goals, we reduced our workforce, streamlined processes, consolidated manufacturing processes and reduced general and administrative expenses.

On May 31, 2005, Borden Chemical combined with Resolution Performance and Resolution Specialty. Upon the consummation of the Combinations, Borden Chemical changed its name to Hexion Specialty Chemicals, Inc. and BHI Acquisition LLC, Borden Chemical’s parent, changed its name to Hexion LLC. Apollo, through Hexion LLC, holds approximately 91.0% of the outstanding common stock of Hexion.

We continue to integrate the four predecessor companies including considering opportunities to consolidate our manufacturing plants, leverage our raw material purchasing power, cross-sell to our broader customer base and implement programs to continue to lower our operating and overhead expenses. We have also consolidated the management teams and centralized corporate functions of the four companies under the leadership of the current Hexion management team.

Acquisitions and Divestitures. We are a New Jersey corporation with predecessors dating back to 1899. The following is a summary of acquisitions and divestitures we made in the past five years.

In 2001, we merged our foundry resins and coatings businesses with similar businesses of Delta-HA, Inc., or Delta, to form HA-International, or HAI, in which, at the time of its formation, we had a 75% economic interest. The Limited Liability Agreement of HAI provides Delta the right to purchase between 3% and 5% (up to a maximum of 25%) of additional economic interest in HAI each year beginning in 2004. Pursuant to this provision, as of May 31, 2006, Delta had purchased an additional 15% interest, thereby reducing our economic interest to 60%.

Also in 2001, through a series of transactions with affiliates, Borden Chemical sold its Elmer’s consumer adhesives business for total proceeds of $94 million.

In the fourth quarter of 2003, we acquired Fentak in Australia and Malaysia, a producer of specialty chemical products for engineered wood, laminating and paper impregnation markets. We also acquired the business and technology assets of SEACO, a domestic producer of specialty adhesives. We undertook these tuck-in acquisitions to expand our existing product lines.

On November 14, 2000, an affiliate of Apollo acquired control of Resolution Performance in a recapitalization transaction. Prior to the recapitalization, Resolution Performance was a wholly owned subsidiary of Shell. Resolution Performance is a worldwide manufacturer and developer of epoxy resins and also a leading global manufacturer of versatic acids and derivatives.

On August 2, 2004, Resolution Specialty, an affiliate of Apollo, acquired the resins, inks and monomers division of Eastman. Resolution Specialty is a producer of coating resins, inks, composite polymers, textile chemicals and acrylic monomers with facilities in the U.S., Europe and China.

On August 12, 2004, an affiliate of Apollo acquired all of the outstanding capital stock of Borden Chemical, Inc. On April 29, 2005, Borden Chemical acquired Bakelite. Bakelite is a leading European producer of thermosets, with headquarters in Germany and significant production facilities in Germany, Italy and Spain. Bakelite was Europe’s largest producer of phenolic resins, the largest formulator of epoxy composite resins and one of the world’s largest producers of molding compounds.

On January 31, 2006, Hexion acquired the decorative coatings and adhesives business unit of The Rhodia Group. The business generated 2005 sales of approximately $200 million, with 8 manufacturing facilities in Europe, Australia and Thailand. The acquisition was funded through a combination of available cash and existing credit lines.

On March 1, 2006, we acquired the global wax compounds business of Rohm and Haas. The business generated 2005 sales of approximately $10 million. The purchase included Rohm and Haas’ wax compounds technology and product lines, manufacturing equipment and other business assets. The acquisition was funded through available cash.

On March 31, 2006, we sold Alba Adesivos, a consumer adhesives company based in Boituva, Brazil, to the Henkel Group. Alba Adesivos is a producer of branded consumer and professional grade adhesives. The company generated 2005 sales of $38 million and has approximately 140 employees. The purchase price was paid in cash.

On June 1, 2006, we acquired the global ink and adhesive resins business of Akzo Nobel. The business produces resins used to manufacture inks for commercial printing and packaging, digital inks for laser and photocopying printing, and pressure sensitive adhesives used in tape and labeling applications. The business generated 2005 sales of approximately $215 million, and includes 10 manufacturing facilities in Europe, North America, Argentina, Asia and New Zealand. The acquisition was funded through a combination of available cash and existing credit lines.

Products and Market Applications

The thermosets produced in each of our operating divisions and segments are used in two primary applications: adhesive & structural and coating. Within each primary application we operate in a diverse range of specialty chemical applications. Our primary products serving adhesive & structural applications include forest products resins, specialty phenolic resins, formaldehyde, epoxy resins, composite resins, phenolic encapsulated substrates and molding compounds. Our primary products serving coating applications include epoxy resins, polyester resins, alkyd resins, acrylic resins, ink resins and versatic acids and derivatives.

Adhesive & Structural Products and Market Applications

Formaldehyde Based Resins and Intermediates

We are the leading producer of formaldehyde based resins for the forest products industry in North America with a 44% market share by volume and also hold significant positions in Europe, Latin America and Australia. Our products are used in a wide range of applications in the construction, automotive, electronics and steel industries. We are also the world’s largest producer of specialty phenolic resins, which are used in applications that require extreme heat resistance and strength, such as automotive brake pads, foundry materials and oil field applications. In addition, we are the world’s largest producer of formaldehyde, a key building block chemical used in the manufacture of thousands of products, with a 52% North American market share. We internally consume the majority of our formaldehyde production, giving us a significant competitive advantage versus our non-integrated competitors.

Products	Key Applications
Forest Products Resins
Engineered Wood Resins	Softwood and hardwood plywood, OSB, laminated veneer lumber, strand lumber and wood fiber resins such as particleboard, medium density fiberboard and finished veneer lumber

Special Wood Adhesives	Laminated beams, structural and nonstructural fingerjoints, wood composite I-beams, cabinets, doors, windows, furniture, mold and millwork and paper laminations

Wax Emulsions	Impacts moisture resistance for panel boards

Specialty Phenolic Resins
Composites and Electronic Resins	Aircraft components, brakes, ballistic applications, industrial grating, pipe, jet engine components, electrical laminates, computer chip encasement and photolithography

Automotive PF Resins	Acoustical insulation, engine filters, friction materials, interior components, molded electrical parts and assemblies

Construction PF Resins, UF Resins, Ketone Formaldehyde and Melamine Colloid	Decorative laminates, fiberglass insulation, floral foam, lamp cement for light bulbs, molded appliance and electrical parts, molding compounds, sandpaper, fiberglass mat, laminates, coatings, crosslinker for thermoplastic emulsions and specialty wet strength paper

Formaldehyde Applications
Formaldehyde	Herbicides and fungicides, fabric softeners, sulphur scavengers for oil and gas production, urea formaldehyde, melamine formaldehyde, phenol formaldehyde, MDI and other catalysts

Epoxy Resins and Intermediates

We are the world’s largest supplier of epoxy resins with a 34% global market share. Epoxy resins comprise the fundamental building blocks of many types of materials, such as formulated composite resins and structural adhesives. Epoxy resins are often used in the auto, aerospace and electronics industries due to their unparalleled strength and durability. We also provide the industry with a variety of complementary products such as epoxy modifiers, curing agents, reactive diluents and specialty liquids. We are also a major producer of bisphenol-A (BPA) and epichlorohydrin (ECH), key precursors in the manufacture of epoxy resins. We internally consume the majority of our BPA and virtually all of our ECH, giving us a significant competitive advantage versus our non-integrated competitors.

Products	Key Applications
Composites	Automotive (structural interior), sports (ski, snowboard), boat construction, aerospace, wind energy and industrial applications

Civil Engineering	Bridge and canal construction, concrete enhancement and corrosion protection

Electrical Casting	Generators and bushings, transformers, medium- and high-voltage switch gear components, post insulators, capacitors and automotive ignition coils

Adhesives	Automotive: hem flange adhesives and panel reinforcement in car components

Construction: ceramic tiles, chemical dowels and marble

Aerospace: metal and composite laminates

Electronics: chip adhesives, solder masks and electronic inks

Electrical Laminates	Industrial laminates: unclad sheets, tube and molding, impregnation of paper, cotton and glass filament and printed circuit boards

Composite Resins

We are a leading producer of resins used in composites. Composites are a fast growing class of materials which are used in a wide variety of applications ranging from airframes and windmill blades to golf clubs. We supply epoxy resins to fabricators in the aerospace, sporting goods and pipe markets with a 50% market share in the United States and a 44% market share in Europe. Our leadership position in epoxy resins, along with our technology and service expertise, enables us to selectively forward integrate into custom formulations for specialty composites, such as turbine blades used in the wind energy market. In addition to epoxy, we manufacture resins from unsaturated polyester (UPR), which are generally combined with fiberglass to produce cost-effective finished structural parts for applications ranging from boat hulls to recreational vehicles to bathroom fixtures.

Products	Key Applications
Reinforced-Epoxy unsaturated polyester and vinyl ester resins	Marine, transportation, construction, consumer products, recreational vehicles, spas, bath and shower surrounds

Non-reinforced-unsaturated polyester and vinyl ester resins	Cultured marble, construction, gel coat and surface coating and automotive putty

Phenolic Encapsulated Substrates

We are a leading producer of phenolic encapsulated sand and ceramic substrates used in oil field services and foundry applications. Our highly specialized compounds are designed to perform under extreme conditions, such as intense heat, high-stress and corrosive environments, that characterize the oil and gas drilling and foundry industries. In the oil field services industry we have a 45% global market share in resin encapsulated proppants, which are used to enhance oil and gas recovery rates and extend well life. We are also the leading producer by volume of foundry resins in North America with a 48% market share. Our foundry resin systems are used by major automotive and industrial companies for precision casting of engine blocks, transmissions, brake and drive train components. In addition to encapsulated substrates, our foundry resins business provides phenolic resin systems and ancillary products used to produce finished metal castings.

Products	Key Applications
Oil Field Service Applications
XRT® Resin Systems	Patent pending resin technology for extreme flowback and fracture conductivity conditions for ceramics, bauxite and premium sands

Curable Resin-Coated Sand, ACFRAC® SB Excel, Black Plus CR 4000	Systems that increase strength and control proppant flowback on medium grade sand systems

Precured Resin-Coated Sand PR 6000	System to gently enhance crush resistance and high flow capacities with all grades of sand proppants

Foundry Applications
Refractory Coatings	General purpose products for ferrous and nonferrous applications

RESINS-SIGMACURE®, SIGMASET®, SUPER SET®, ALpHASET®, BETASET® and PLASTIFLAKE®	A comprehensive selection of synthetic resins for bonding sand cores and molds in a variety of applications including phenolic urethane cold box resins, phenolic urethane nobake resins, furan and phenolic acid curing resins, ester cured phenolic nobake resins, methyl formate cured phenolic cold box resins and phenolic resins for shell process

Molding Compounds

We are the leading producer of molding compounds in Europe, with an estimated market share of 64%. We formulate and produce a wide range of phenolic, polyester and epoxy compounds used to manufacture components requiring heat stability, electrical insulation, fire resistance and durability. Applications range from automotive underhood components to appliance knobs and cookware handles.

Products	Key Applications
Phenolic, Epoxy, Vinylester	Automotive ashtrays and under hood components, heat resistant knobs and bases, switches and breaker components and pot handles

Long Fiber Reinforced MC	High load, dimensionally stable automotive underhood parts and commutators

PBT, PET, PC, PC-ABS, PA6 and PA66	Connectors, switches, bobbins, wheel covers, power tool internal components and bodies

Coating Products and Market Applications

Epoxy Coating Resins

In addition to the adhesive uses mentioned previously, epoxy resins are used for a variety of high-end coating applications which require the superior strength and durability of epoxy. Examples include protective coating for industrial and domestic flooring, pipe, marine and construction applications, powder coatings and automotive coatings. Where advantageous, we leverage our resin and additives position to supply custom resins for specialty coatings formulators.

Products	Key Applications
Electrocoat (LER, SER, BPA)	Automotive, general industry (heating radiators), white goods

Powder Coatings (SER, Performance Products)	White goods (appliances), pipes (oil and gas transportation), general industry (heating radiators, all types of metal objects) and automotive (interior parts and small components)

Heat Cured Coatings (LER, SER)	Metal packaging, coil coated steel for construction and general industry

Floor Coatings (LER, Solutions, Performance Products)	Chemically resistant, antistatic and heavy duty flooring in hospitals, chemical industry, electronics workshops, retail areas and warehouses

Ambient Cured Coatings (LER, SER, Solutions, Performance Products)	Marine (new build and maintenance), shipping containers and large steel structures (bridges, pipes, plants and offshore equipment)

Waterborne Coatings	Replacing solvent-borne products in both heat cured and ambient cured applications

Polyester Resins

We are a leading supplier of polyester coatings resins in North America with a market share of 10% and are also a major producer in Europe with a powder coatings market share of 10%. We provide custom polyester resins, both liquid and powder, to customers for use in industrial coatings requiring specific properties such as gloss and color retention, resistance to corrosion and flexibility. Polyester coatings are typically used in transportation, automotive, machinery, appliances and metal office furniture. Our polyester resins business shares an integrated production platform with our alkyd business, which allows for flexible sourcing, plant balancing and economies of scale.

Products	Key Applications
Powder Polyesters	Outdoor durable systems for architectural window frames, facades and transport; indoor systems for domestic appliances and general industrial applications

Liquid Polyesters and polyester dispersions	Automotive, coil and exterior can coating applications

Alkyd Resins

We share the leading position in alkyd resins in North America with a market share of 31% and are a major producer in Europe, specifically in Scandinavia and Italy. We provide alkyd resins to customers for use in the manufacture of professional grade paints and coatings. Alkyd resins are formulated and engineered according to customer specifications, and can be modified with other raw materials to improve performance. Applications include industrial coatings (e.g., protective coatings used on machinery, metal coil, equipment, tools and furniture), special purpose coatings (e.g., highway-striping paints, automotive refinish coatings and industrial maintenance coatings) and decorative paints (e.g., house paint and deck stains). Our alkyd resins business shares an integrated production platform with our polyester resins business, which allows for flexible sourcing, plant balancing and economies of scale.

Products	Key Applications
Alkyd and Alkyd Emulsions	Architectural Markets: Exterior enamels, interior semi-gloss and trim, interior/exterior stains and wood primers

Industrial Markets: Metal primers, general metal, transportation, machinery and equipment, industrial maintenance and marine, metal container and wood furniture

Alkyd Copolymer	Architectural Markets: Stain blocking primer, sanding sealers and aerosol

Industrial Markets: Machinery and equipment, transportation, general metal and drywall coating

Urethane Modified	Architectural Markets: Clear varnishes (DIY) and floor coatings

Industrial Markets: Wood coatings

Silicone Alkyd	Industrial Markets: Industrial maintenance and marine and heat resistance coatings

Acrylic Resins

We are a supplier of acrylic resins (solvent and water-based) in North America and Europe. Acrylic resins are used for interior trim paints and exterior applications where weathering protection, color and gloss retention are critical. In addition, we produce a wide range of specialty acrylic resins for marine and maintenance paints and automotive topcoats. We are also a low cost producer of acrylic monomer, the key raw material for our acrylic resins. This ability to internally produce key raw materials gives us a competitive cost advantage relative to our competitors and ensures adequacy of supply.

Products	Key Applications
Acrylic Dispersions	Architectural Markets: Interior semi-gloss & high gloss, interior and exterior paints, stains and sealers, drywall primer, masonry coatings and general purpose

Industrial Markets: Automotive OEM, packaging, general metal, wood, plastic coatings, traffic marking paint, industrial maintenance and transportation, adhesives and textiles

Solutions Acrylics	Architectural Markets: Aerosol, masonry and tile sealer

Industrial Markets: Transportation, packaging, aerosol, automotive OEM, appliance, industrial maintenance and marine and road marking

Ink Resins and Additives

We are the world’s largest producer of ink resins and associated products, with a market share of 15%. Ink resins are used to apply ink to a variety of different substrates including paper, cardboard, metal foil and plastic. We provide resins, liquid components and additives, sold primarily under the globally recognized Lawter™ brand name to customers formulating inks for a variety of substrates and printing processes. Our products offer such performance enhancements as durability, printability, substrate application, drying speed and security. Typical end use applications include brochures, newspapers, magazines, food packages, beverage cans and flexible packaging. We are also a provider of formulated UV-cure coatings and inks. Our proprietary technology has enabled us to gain a leading position in the global fiber optic market.

Products	Key Applications
Resins	Graphic arts, commercial, publication and packaging

Vehicles and waxes	Sheet-fed, heatset, gloss and wetting vehicles and wax products

Liquid Inks	Polymer films, paper and corrugated boards

Versatic Acids and Derivatives

We are the world’s largest producer of versatic acids and derivatives, with a market share of 76%. Versatic acids and derivatives are specialty monomers which provide significant performance advantages to finished coatings, including superior adhesion, flexibility, ease of application and other high performance characteristics. The products include basic versatic acids and derivatives sold under the Versatic, VEOVA® and CARDURA® names. Applications for versatic acids and derivatives include decorative, automotive and protective coatings as well as other uses, such as pharmaceuticals and personal care products. We manufacture versatic acids and derivatives using our integrated manufacturing sites and our internally produced ECH.

Products	Key Applications
Cardura	Automotive repair/refinishing, automotive OEM and industrial coating

Versatic	Chemical building block, peroxides, pharmaceuticals and agrochemicals

VeoVa	Architectural coatings and construction

Segments

The products and market applications discussion above provides information organized around our primary applications (adhesives & structural and coating), while our organizational structure is based on the thermoset products we offer and the markets we serve. During the fourth quarter of 2005, we changed our reportable segments to better reflect the stage of the transition from the previous organization of our pre-merger companies to the Company’s organizational structure during the latter half of 2005. The transition provides greater alignment with the respective operating divisions and reporting segments. At March 31, 2006, our organizational structure consisted of four operating divisions that are directly aligned with our reportable segments: Epoxy and Phenolic Resins, Formaldehyde and Forest Products Resins, Coatings and Inks, and Performance Products. A brief summary of the major products and primary applications of our operating divisions, which aligned with the Company’s reportable segments, is as follows:

Epoxy and Phenolic Resins

2005 Pro Forma Net Sales	$2,139

Major Products: Epoxy resins and intermediates Molding compounds Versatic acids and derivatives Formaldehyde based resins and intermediates:	Primary Application: Adhesive & Structural Adhesive & Structural Coating
• Specialty phenolic resins	Adhesive & Structural
Epoxy coating resins	Coating

Formaldehyde and Forest Products Resins

2005 Pro Forma Net Sales	$1,298

Major Products: Formaldehyde based resins and intermediates:	Primary Application:
• Forest products resins	Adhesive & Structural
• Formaldehyde applications	Adhesive & Structural

Coatings and Inks

2005 Pro Forma Net Sales	$886

Major Products: Composite resins Polyester resins Acrylic resins Alkyd Resins Ink resins and additives	Primary Application: Adhesive & Structural Coating Coating Coating Coating

Performance Products

2005 Pro Forma Net Sales	$394

Major Products: Phenolic Encapsulated Substrates:	Primary Application:
• Oil field service applications	Adhesive & Structural
• Foundry applications	Adhesive & Structural

All historical segment information included herein has been restated to conform with our current segment reporting. The changes to previously reported segment information are simply a reclassification of activity among the Company’s segments and they do not impact any of the Company’s previously reported consolidated results.

We began implementing additional refinements to our operating divisions in 2006 to more closely link similar products, minimize divisional boundaries and improve our ability to serve common customers from pre-merger legacy company relationships which may result in additional refinements to our reporting segments.

Marketing and Distribution

We market an extensive product line to meet a wide variety of customer needs. We focus on customers who are, or have the potential to be, leaders in their industries and have growth objectives which support our own growth objectives. In addition, we focus on customers who value our “Total Systems Approach”. This package includes high-quality, reliable products backed by local sales support and technical expertise offered at an attractive price. An important component of our strategy is to leverage our broad product capabilities to win high-end specialty business from our customers. In the coatings industry, for example, after having established our position as a reliable supplier of high-quality basic resins to our customers, we have leveraged our relationship to understand and develop solutions for customer needs in higher-end products such as performance resins, curing agents and modifiers. As a result of this strategy, we are able to become a supplier-of-choice for our key customers.

Products are sold to industrial users throughout the world through our direct sales force to larger customers and through third-party distributors to serve our smaller customers more cost effectively. Our direct sales force, customer service and support network consists of 319 employees in the Americas, 202 employees in Europe/ Africa/Middle East and 36 employees in Asia-Pacific. Our customer service and support network is organized into key regional customer service centers. We have global account teams that focus on coordination for major global customers, including technical service, supply and commercial terms. Furthermore, where operational and regulatory factors vary meaningfully from country to country, we organize locally.

Competition

We compete with a variety of companies, including large global chemical companies and small specialty chemical companies, in each of our product lines. In addition, we face competition from a number of products that are potential substitutes for formaldehyde-based resins. The principal factors of competition in our industry include technical service, breadth of product offering, product innovation, and price. Some of our competitors are larger, have great financial resources and have less debt than we do and may, as a result, be better able to withstand changes in conditions throughout our industry relating to pricing or otherwise and the economy as a whole. We are able to compete with smaller niche specialty chemical companies due to our significant investment in research and development and our customer service model which provides for on-site value added technical service for our customers. In addition, our size and scale provides us significant efficiencies in our cost structure.

We believe that no single company competes with us across all of our existing product lines. The following charts sets forth our principal competitors by market application.

Adhesive & Structural Products and Market Application

Major Products	Principal Competitors

Forest Products Resins	Dynea International, Georgia-Pacific and Kronospan

Specialty Phenolic Resins	Dynea International, Occidental Petroleum, Schenectady, Ashland and PA Resins

Formaldehyde Applications	Dynea International and Georgia-Pacific

Epoxy Resins and Intermediates	Huntsman, Dow Chemical, Nan Ya and the Formosa Plastics Group, Chang Chun Polymers and Thai Epoxy

Composite Resins	Huntsman, Dow Chemical, Ashland, AOC, Reichhold and CCP/Atofina

Phenolic Encapsulated Substrates	Ashland, Carbo Ceramics, Santrol and Dynea International

Molding Compounds	Dynea International, FAR and Sumitomo

Coating Products and Market Application

Major Products	Principal Competitors

Epoxy Coating Resins	Dow Chemical, Huntsman, Nan Ya and the Formosa Plastics Group, Leuna and Kuk-do

Polyester Resins	DSM, Cytec, Cray Valley/CCP, Reichhold, Nuplex and EPS (owned by Valspar)

Alkyd Resins	Reichhold, CCP/Atofina/Cray Valley, DSM, Nuplex and EPS (owned by Valspar)

Acrylic Resins	Rohm & Haas, BASF, Dow Chemical, Cognis and DSM (Neoresins)

Ink Resins and Additives	Mead Westvaco, Akzo Nobel, Arizona, Resinall, Arakawa and Harima

Versatic Acids and Derivatives	ExxonMobil and Tianjin Shield

Raw Materials

Raw material costs make up approximately 80% of our product costs. In 2005, on a pro forma basis, we purchased approximately $3 billion of raw materials. The three largest raw materials utilized in our production processes are phenol, methanol and urea, which represented approximately half of our total raw material expenditures. The majority of raw materials used in the manufacturing of our products are available from more than one source and are readily available in the open market. We use long-term purchase agreements for our primary and certain other raw materials to ensure availability of adequate supplies. These agreements generally have periodic price adjustment mechanisms and do not have minimum annual purchase requirements. Those smaller quantity materials that are single sourced generally have long-term supply contracts as a basis to guarantee a maximum of supply reliability. Prices for our main feedstocks are generally driven by underlying petrochemical benchmark prices and energy costs. These raw materials are subject to price fluctuations. Although we seek to offset increases in raw material prices with increases in our product prices, we may not always be able to do so, and there may be periods when such product price increases lag behind raw material price increases.

Customers

In 2005, on a pro forma basis, our largest customer accounted for 3% of our net sales and our top ten customers accounted for 18% of our net sales. Neither our business nor any of our reporting segments depend on any single customer or a particular group of customers, the loss of which would have a material adverse effect on such a reporting group. Our primary customers consist of manufacturers, and the demand for our products is generally not seasonal.

Patents and Trademarks

We own, license or have rights to over 1,000 patents, over 1,500 trademarks and various patent and trademark applications and technology licenses in our reporting groups around the world, which are held for use or currently used in our operations. Our most significant trademarks are BORDEN®, RESOLUTION®, EPIKOTE® Resins, EPON® Resins, EPIKURE® Curing Agents, EPI-REZ® Waterborne Resins, AQUAMAC®, DURAMAC®, POLYMAC®, ACRYLIMAC®, HELOXY® Modifiers, CARDURA® Glycidyl Ester, VEOVA® Monomers, VERSATIC acids, LAWTER™, McWhorter® and ERNST JAEGER®. We use BORDEN® in our operations and license the trademark to third parties for use on non-chemical products. A majority of our patents relate to the development of new products and processes for manufacturing and use thereof and will expire at various times between 2006 and 2026. We renew our trademarks on a regular basis. Bakelite owns numerous foreign registrations of the trademark Bakelite, which it uses in its operations and has licensed to a limited number of third parties on a non-exclusive basis. No individual patent or trademark is considered to be material; however, our overall portfolios of patents and trademarks are valuable assets.

Environmental Regulations

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and are subject to extensive environmental regulation at the federal, state and international level and are exposed to the risk of claims for environmental remediation or restoration. Our production facilities require operating permits that are subject to renewal or modification. Violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs. In addition, statutes such as the federal Comprehensive Environmental Response, Compensation, and Liability Act and comparable state and foreign laws impose strict, joint and several liability for investigating and remediating the consequences of spills and other releases of hazardous materials, substances and wastes at current and former facilities, and at third-party disposal sites. Other laws permit individuals to seek recovery of damages for alleged personal injury or property damage due to exposure to hazardous substances and conditions at our facilities or to hazardous substances otherwise owned, sold or controlled by us. Therefore, notwithstanding our commitment to environmental management, environmental, health and safety liabilities may be incurred in the future, and such liabilities may result in a material adverse effect on our business, financial condition, results of operations or cash flows.

Accruals for environmental matters are recorded in accordance with the guidelines of the AICPA Statement of Position 96-1, “Environmental Remediation Liabilities,” when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Although our environmental policies and practices are designed to ensure compliance with international, federal and state laws and environmental regulations, future developments and increasingly stringent regulation could require us to make additional unforeseen environmental expenditures. In addition, our former operations, including our ink, wall coverings, film, phosphate mining and processing, thermoplastics, food and dairy operations, may give rise to claims relating to our period of ownership. We cannot assure you that, as a result of former, current or future operations, there will not be some future impact on us relating to new regulations or additional environmental remediation or restoration liabilities.

We have adopted and implemented health, safety and environmental policies, which include systems and procedures governing environmental emissions, waste generation, process safety management, handling, storage and disposal of hazardous substances, worker health and safety requirements, emergency planning and response, and product stewardship. We anticipate incurring future costs for capital improvements and general compliance under environmental laws, including costs to acquire, maintain and repair pollution control equipment. In 2005, 2004 and 2003, we incurred related capital expenditures of $18 million, $16 million and $22 million, respectively. We estimate that $27 million will be spent for capital expenditures in 2006 for environmental controls at our facilities. This estimate is based on current regulations and other requirements, but it is possible that material capital expenditures in addition to those currently anticipated could be required if regulations or other requirements change.

Industry Regulatory Matters

The production and marketing of chemical substances are regulated by national and international laws. Although almost every country has its own legal procedure for registration and import, laws and regulations in the European Union, the United States and China are most significant to our business, including the European inventory of existing commercial chemical substances, the European list of notified chemical substances and the United States Toxic Substances Control Act inventory. Chemicals which are on one or more of the above lists can usually be registered and imported without additional testing in other countries, although additional administrative hurdles may exist.

We also actively seek approvals from the U.S. Food and Drug Administration for certain specialty chemicals produced by us, principally where we believe that these specialty chemicals will or may be used by our customers in the manufacture of products that will come in direct or indirect contact with food.

Research and Development

Our research and development activities are aimed at developing and enhancing products, processes, applications and technologies to maintain our position as the world’s largest producer of thermoset resins. We focus on:

•	developing new or improved applications based on our existing product line and identified customer needs;

•	developing new resin products and applications for customers in order to improve their competitive advantage and profitability;

•	providing premier technical service for customers of specialty products;

•	providing technical support for manufacturing locations and assisting in plant optimization;

•	ensuring that our products are manufactured in accordance with our global environmental, health and safety policies and objectives;

•	developing lower cost manufacturing processes globally; and

•	expanding production capacity.

In 2005, 2004 and 2003, our research and development and technical services expenses were $67 million, $65 million and $77 million, respectively. Development and marketing of new products are carried out by our reporting groups and are integrated with quality control for existing product lines. We emphasize a customer driven, “systems and solutions” approach in discovering new applications and processes and providing excellent customer service through our technical staff. Through regular direct contact with our key customers, our research and development personnel can become aware of evolving customer needs in advance and can anticipate their requirements in planning customer programs. We also focus on on-going improvement of plant yields, fixed costs and capacity. These continuous integrated streams are characterized by exceptional product consistency, low cost economics and high quality resin that is valued by the customer for demanding applications. We estimate that this process provides us with a sustainable cost advantage over conventional batch technology, which is the traditional method of manufacturing certain resins.

We have over 600 scientists and technicians worldwide. We conduct research and development activities primarily at our facilities located in Carpentersville, Illinois; Louisville, Kentucky; Cincinnati, Ohio; Springfield, Oregon; Roebuck, South Carolina; Houston, Texas; Pleasant Prairie, Wisconsin; Kallo, Belgium; Louvian-la-Neuve, Belgium; Tianjin, China; Sokolov, Czech Republic; Duisburg, Germany; Iserlohn, Germany; Sant’ Albano, Italy; Pernis, The Netherlands and Barry, South Wales, UK. Our research and development facilities include a broad range of synthesis, testing and formulating equipment, and small scale versions of customer manufacturing processes for applications development and demonstration. In addition, we have an agreement with a not-for-profit research center to assist in certain research projects and new product development initiatives.

Legal Proceedings

Environmental Proceedings. We have recorded liabilities of approximately $39 million relating to 69 locations at December 31, 2005 for all probable environmental remediation, indemnification and restoration liabilities. At December 31, 2004, we recorded liabilities of approximately $41 million relating to 63 locations for all probable environmental remediation, indemnification and restoration liabilities. These locations include existing and former manufacturing locations, as well as third-party disposal or Superfund sites where we have been named a potentially responsible party.

The Sokolov, Czech Republic facility has soil and groundwater contamination which pre-dates privatization and acquisition of the facility by Eastman in 2000. The investigation phase of a site remediation project is underway, directed by a steering committee which includes the Company, the National Property Fund and local regulators. The National Property Fund has provided its written commitment to reimburse all site investigation and remediation costs up to approximately $73 million. The current estimate for known site remediation is $16 million, but may increase following additional site investigation.

On August 8, 2005, Governo Do Parana and the Environmental Institution of Paraná IAP, an environmental agency of the Brazilian government, provided Borden Quimica Industrias, our Brazilian subsidiary, with notice of a potential fine of up to $5.4 million in connection with alleged environmental damages to the Port of Paranagua caused in November 2004 by an oil spill by a shipping vessel carrying methanol purchased by Hexion. The investigation is ongoing and no final determination has been made with respect to damages or the liability of our Brazilian subsidiary. We are disputing this claim.

We have entered into environmental indemnification agreements with each of the sellers in the Bakelite Transaction, Resolution Performance Transaction, Resolution Specialty Transaction and the Rhodia Acquisition. Under the terms of the Rhodia Acquisition agreement, the seller will generally indemnify us for environmental conditions that occurred or existed before the closing date of the acquisition, subject to certain limitations. Under the Bakelite environmental indemnification agreement, the sellers have agreed to indemnify us for certain pre-existing environmental liabilities, including those related to our facility in Duisburg, Germany. Under the Resolution Performance environmental indemnification agreement, Shell will generally remain liable for pre-existing environmental conditions at facilities that were transferred to us in connection with the Resolution Performance Transaction and, under the Resolution Specialty environmental indemnification agreement, Eastman generally will remain liable for pre-existing unknown environmental conditions at facilities that were transferred to us in connection with the Resolution Specialty Transaction, as well as the pre-existing known environmental conditions at the Roebuck, South Carolina facility. The indemnities under each of these agreements are subject to certain exceptions and limitations. In addition, our claims under each of the environmental indemnity agreements are subject to deductibles, ranging from $0.1 million for the Resolution Specialty agreement to € 1 million for certain claims under the Bakelite agreement, and indemnity caps, ranging from $10 million for certain liabilities under the Resolution Performance agreement to € 275 million for certain liabilities under the Bakelite agreement.

Other Legal Proceedings. We are involved in various product liability, commercial litigation, personal injury, property damage and other legal proceedings which are considered to be in the ordinary course of our business. In large part, as a result of the bankruptcies of many asbestos producers, plaintiff’s attorneys are increasing their focus on peripheral defendants, including us, and asserting that even products that contained a small amount of asbestos caused injury. Plaintiffs are also focusing on alleged harm caused by other products we have made or used, including those containing silica and vinyl chloride monomer. We believe we have adequate reserves and insurance to cover currently pending and foreseeable future claims.

We have reserved approximately $12 million at December 31, 2005 relating to all non-environmental legal matters for legal defense and settlement costs that we believe are probable and estimable at this time. At December 31, 2004, we reserved approximately $21 million relating to all non-environmental legal matters for legal defense and settlement costs which were believed to be probable and estimable at this time.

Manufacturing and Facilities

As of March 31, 2006, we operated 37 domestic production and manufacturing facilities in 19 states. In addition, we operated 57 foreign production and manufacturing facilities primarily in Australia, Brazil, Canada, the Czech Republic, China, Germany, Italy, Korea, Malaysia, the Netherlands, Spain and the United Kingdom. Our production and manufacturing facilities are generally well-maintained and effectively utilized. We believe our production and manufacturing facilities are adequate to operate our business.

The majority of our facilities are used for the production of thermosetting resins, and most of our facilities produce more than one type of thermoset resin. The resins produced vary by site, but include all of our technologies: amino resins (urea and melamine), phenolic resins, epoxy resins, alkyd resins, polyester resins, acrylic resins, urethane resins, ink resins, composite resins, powder resins, versatic derivatives and U/V resins. These facilities typically utilize batch technology, and range in size from small sites with a limited number of reactors to larger, core sites with dozens of reactors. Two exceptions to this are the plants in Solbiate, Italy and Deer Park, Texas (the only “continuous” process epoxy resins plant in the world) which provide us with a cost advantage over conventional technology.

In addition, we have the ability to internally produce key intermediate materials such as formaldehyde, BPA, ECH, versatic acid, acrylic acid and gum rosin. This provides us with a competitive cost advantage relative to our competitors and facilitates our adequacy of supply. These facilities are usually co-located with the thermoset resin facilities they serve, and the process technology utilized in the production process is generally more complicated. These intermediate materials facilities are often much larger than a typical resins plant, in order to capture the benefits of manufacturing efficiency and scale; as a result, these facilities typically also have the ability to sell material not used internally to third parties.

We are headquartered in Columbus, Ohio and our major manufacturing facilities are primarily located in North America and Europe. At December 31, 2005, our more significant production and manufacturing facilities include:

Location	Nature of Ownership	Reporting Segment
Pernis, The Netherlands*	Owned	Epoxy and Phenolic Resins

Duisburg-Meiderich, Germany	Owned/Leased	Epoxy and Phenolic Resins

Deer Park, TX	Owned	Epoxy and Phenolic Resins

Iserlohn-Letmathe, Germany	Owned/Leased	Epoxy and Phenolic Resins

Norco, LA*	Owned	Epoxy and Phenolic Resins

Louisville, KY	Owned	Epoxy and Phenolic Resins

Sokolov, Czech Republic	Owned	Coatings and Inks

Edmonton, AB, Canada	Owned	Formaldehyde and Forest Products

Gonzales, LA	Owned	Formaldehyde and Forest Products

Kitee, Finland	Owned	Formaldehyde and Forest Products

Geismar, LA	Owned	Formaldehyde and Forest Products

Lakeland, FL	Owned	Epoxy and Phenolic Resins

Brady, TX	Owned	Performance Products

*	All of the assets at this facility are owned. The land is occupied pursuant to a ground lease.

Employees

At December 31, 2005, we had approximately 7,000 employees. Approximately 46% of our employees are members of a labor union or represented by workers’ councils that have collective bargaining agreements. Most of our European employees are represented by workers’ councils. Relationships with our union and non-union employees are generally satisfactory.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names and current positions of our executive officers and directors. All ages are as of December 31, 2005.

Name	Age	Position
Craig O. Morrison	50	Director, Chairman, President and Chief Executive Officer
William H. Carter	52	Director, Executive Vice President and Chief Financial Officer
Marvin O. Schlanger	57	Director, Vice Chairman
Joseph P. Bevilaqua	50	Executive Vice President, President—Phenolic and Forest Products Resins
Cornelis Kees Verhaar	52	Executive Vice President, President—Epoxy and Coating Resins
Sarah R. Coffin	53	Executive Vice President, President—Performance Products & Inks Resins
Richard A. Lamond	59	Executive Vice President—Human Resources
Richard L. Monty	58	Executive Vice President—Environmental Health and Safety
George F. Knight	48	Senior Vice President—Finance and Treasurer
Joshua J. Harris	41	Director
Scott M. Kleinman	32	Director
Robert V. Seminara	33	Director
Jordan C. Zaken	31	Director

Craig O. Morrison was elected President and Chief Executive Officer effective March 25, 2002 and Chairman of the Board of Directors on June 29, 2005. Prior to joining our Company, he served as President and General Manager of Alcan Packaging’s Pharmaceutical and Cosmetic Packaging business from 1999 to 2002. From 1993 to 1998 he was President and General Manager for Van Leer Containers, Inc. Prior to joining Van Leer Containers, Mr. Morrison served in a number of management positions with General Electric’s Plastics division from March 1990 to November 1993, and as a consultant with Bain and Company from 1987 to 1990. He is a member of the Environmental, Health and Safety and Executive Committees of the Board of Directors.

William H. Carter was elected Executive Vice President and Chief Financial Officer effective April 3, 1995 and a director November 20, 2001. Throughout his tenure with us, Mr. Carter has been instrumental in the restructuring of our holdings, including serving as a director and interim President and Chief Executive Officer of a former subsidiary, BCP Management Inc., from January to June 2000. Prior to joining our Company in 1995, Mr. Carter was a partner with Price Waterhouse LLP, which he joined in 1975. In addition, Mr. Carter was a director of BCP Management, Inc. and WKI Holding Company, Inc., both of which filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in 2002. He is a member of the Environmental, Health and Safety Committee of the Board of Directors.

Marvin O. Schlanger was elected Director and Vice Chairman of the Board of Directors of the Company on June 29, 2005. Mr. Schlanger served as Chairman and Chief Executive Officer of Resolution Performance and RPP Capital Corporation since November 2001 until the closing of the Combinations. Since October 1998, Mr. Schlanger has been a principal in the firm of Cherry Hill Chemical Investments, LLC, which provides management services and capital to the chemical and allied industries. Mr. Schlanger is also a director of UGI Corporation and, prior to the Combinations, he was a director and Chairman of the Board of RPP Capital and Resolution Specialty Materials, Inc. Mr. Schlanger is also the Chairman of the Board of Directors of Covalence Specialty Materials. He is Chairman of the Environmental, Health and Safety Committee of the Board of Directors.

Joseph P. Bevilaqua is an Executive Vice President and President of Phenolic and Forest Products Resins, a position he has held since January 2004. Mr. Bevilaqua joined the Company in April 2002 as Vice President—Corporate Strategy and Development. From February 2000 to March 2002, he was the Vice President and

General Manager of Alcan’s global plastics packaging business. Prior to Alcan, Mr. Bevilaqua served in leadership positions with companies such as General Electric, Woodbridge Foam Corporation and Russell-Stanley Corporation.

Cornelis Kees Verhaar was appointed Executive Vice President and President of the Epoxy and Coating Resins Division of the Company effective May 15, 2006. Most recently Mr. Verhaar served as Senior Vice President for the Performance Coatings business of Noveon Inc., a global producer of performance polymer systems and adhesives, from January 2003 to October 2004. Since 2004, Mr. Verhaar has been working on various investment opportunities in cooperation with several private equity groups as an industrial advisor and potential leading executive. Prior to 2004, from October 1999 to December 2002, he was President and Chief Operating Officer for Johnson Polymer, Inc., and Regional Director, Europe for Johnson Polymer B.V. in The Netherlands from March 1997 to October 1999. From 1984 to 1997, Mr. Verhaar held leadership roles with Devoe Coatings B.V., the ESHA Group, and Saudi Industrial Paint Company (the part of AKZO Coatings).

Sarah R. Coffin was appointed Executive Vice President and President of Performance Products & Inks Resins effective February 14, 2005 to oversee our oil field, foundry, electronics and wood products industries, including operations in the Asia-Pacific region. Prior to joining the Company, she was employed by Seaman Corporation where she had the position of Vice President Sales and Marketing from May 31, 2004 to February 2005. From August 2002 to March 2003, Ms. Coffin was Senior Vice President Global Sourcing, Human Resources and Information Technology of Noveon, Inc., a global producer of performance polymer systems and adhesives. From 1998 to 2002, she was Group President Specialty Plastics and Polymer Additives, Senior Vice President and General Manager Performance Coatings with BF Goodrich Performance Materials Company/Noveon, Inc. She is a director of SPX Corporation.

Richard A. Lamond was appointed Executive Vice President—Human Resources effective May 16, 2006. Mr. Lamond served as Senior Vice President and Chief Human Resources officer of Spherion Corporation from November 2002 to May 2006. Prior to joining Spherion, from March 1973 to July 2002, Mr. Lamond held various human resources management roles at Millennium Chemicals, Inc., including serving as Senior Vice President of Human Resources and Administration from March 2000 to July 2002.

Richard L. Monty was appointed Executive Vice President—Environmental, Health & Safety effective January 26, 2004. Prior to joining the Company, he was employed by Huntsman Corporation from July 1992 to January 2004 in various Environmental, Health and Safety positions, ultimately serving as Director, Global Environmental Health & Safety from 2001 to January 2004.

George F. Knight joined the Company in 1997. From 1999-2001 he served as Vice President of Finance for Borden Foods Corporation, an affiliate of the Company. In 2001, he re-joined the Company and was appointed Vice President—Finance and Treasurer of the Company in July 2002. He was promoted to Senior Vice President in June 2005.

Joshua J. Harris was elected a director of the Company on August 12, 2004. Mr. Harris is a founding Senior Partner at Apollo and has served as an officer of certain affiliates of Apollo since 1990. Prior to that time, Mr. Harris was a member of the Mergers and Acquisitions Department of Drexel Burnham Lambert Incorporated. Mr. Harris is also a director of Allied Waste Industries, Inc., Metals USA, Inc., Nalco Corporation, Covalence Specialty Materials Corp., Quality Distribution Inc. and United Agri Products. Prior to the Combinations, Mr. Harris was a director of Resolution Performance Products LLC and Resolution Specialty Materials, Inc. He is Chairman of the Executive Committee and the Compensation Committee of the Board of Directors.

Scott M. Kleinman was elected a director of the Company on August 12, 2004. Mr. Kleinman is a Partner at Apollo, where he has worked since February 1996. Prior to that time, Mr. Kleinman was employed by Smith Barney Inc. in its Investment Banking division. Prior to the Combinations, Mr. Kleinman was also a director of Resolution Performance Products LLC and Resolution Specialty Materials, Inc. He is a member of the Audit and Environmental, Health and Safety Committees of the Board of Directors.

Robert V. Seminara was elected a director of the Company on August 12, 2004. Mr. Seminara is a Partner at Apollo, where he has worked since January 2003. From June 1996 to January 2003, Mr. Seminara served as an officer in the private equity investment group at Evercore Partners LLC, where he held the title Managing Director. Mr. Seminara is also a director of Covalence Specialty Materials Corp. and World Kitchen Inc. He is a member of the Executive Committee and is Chairman of the Audit Committee of the Board of Directors.

Jordan C. Zaken was elected a director of the Company on June 29, 2005. Mr. Zaken is a Partner at Apollo, where he has worked since 1999. Prior to that time, Mr. Zaken was employed by Goldman, Sachs & Co. in its Mergers and Acquisitions Department. He is a member of the Compensation and Environmental, Health and Safety Committees of the Board of Directors.

Compensation of Directors

Non-employee directors are paid an annual retainer of $40,000, paid quarterly after each fiscal quarter of service, and a fee of $1,000 per board meeting and each committee meeting attended, and 50% of such amounts for board meetings attended via teleconference. We also plan to pay them a fee for acting as committee chair and to grant stock options and/or restricted stock awards under our benefit plans.

Committees of the Board of Directors

The Board of Directors has an executive committee, compensation committee, audit committee and environmental, health and safety committee. The executive committee may exercise all powers expressly reserved to the Board of Directors under New Jersey law. The members of the executive committee are Messrs. Morrison, Harris and Seminara. The compensation committee reviews and makes recommendations regarding the compensation of our directors, officers and other employees and on our compensation policies, strategies, plans and programs, including, but not limited to, any long and short-term incentive plans, deferred compensation plans, stock option or equity award plans and change in control or other severance plans. The members of the compensation committee are Messrs. Harris and Seminara. Our Audit Committee recommends the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of the internal accounting procedures, considers the effect of such procedures on the accountants’ independence and establishes policies for business values, ethics and employee relations. The Audit Committee consists of Messrs. Kleinman and Seminara, both of whom are “audit committee financial experts” as such term is defined in Item 401(h) of Regulation S-K. The environmental health and safety committee oversees the environmental health and safety compliance program, monitors our environmental health and safety performance statistics, oversees compliance with environmental health and safety indemnifications, and recommends the general budget for environmental health and safety capital spending. The members of our environmental health and safety committee are Messrs. Morrison, Carter, Schlanger, Kleinman and Zaken.

Code of Ethics

We have a Code of Business Ethics that applies to all associates, including our Chief Executive Officer and senior financial officers. These standards are designed to deter wrongdoing and to promote the honest and ethical conduct of all employees. Excerpts from the Code of Business Ethics, which address the subject areas covered by the SEC’s rules, are posted on our website: www.hexion.com under “Investor Relations—Corporate Governance”. Any substantive amendment to, or waiver from, any provision of the Code of Business Ethics with respect to any senior executive or financial officer shall be posted on this website. The information contained on our website is not part of this prospectus.

Executive Compensation

The following table sets forth information with respect to compensation earned by our Chief Executive Officer and our four next most highly compensated executive officers, whom we refer to as our named executive officers for the period ended December 31, 2005.

Names and Principal Position	Annual Compensation					Long-Term Compensation				All Other Compensation(1) ($)
	Year	Salary ($)	Bonus ($)		All Other Annual Compensation ($)	Awards			Payouts
						Restricted Stock Award(s) ($)	Securities Underlying Options (#)		LTIP Payouts ($)
Craig O. Morrison	2005	656,533	941,500		—	—	—		—	36,134
President and Chief Executive Officer	2004	659,230	774,030		—	—	603,028	(4)	—	3,098,294
	2003	524,230	320,000		—		—		—	39,173

William H. Carter	2005	543,803	505,411		—	—	—		—	33,216
Executive Vice President and Chief Financial Officer	2004	567,277	407,161		—	—	482,422	(4)	—	3,016,446
	2003	525,300	627,100	(2)	—	—	480,000	(3)	—	56,584

Joseph P. Bevilaqua	2005	338,688	211,764		—	—	—		—	16,166
Executive Vice President	2004	347,899	230,296		—	—	201,009	(4)	—	1,548,216
	2003	266,456	126,717		—	—	—		—	15,719

Layle K. Smith(5)	2005	233,333	342,291		—	—	—		—	—
Executive Vice President

Sarah R. Coffin	2005	221,154	241,950		—	—	—		—	44,726
Executive Vice President

(1)	All Other Compensation includes matching company contributions to our Retirement Savings Plan and our executive supplemental benefit plans. For 2004 these matching contributions were: Mr. Morrison $40,728; Mr. Carter $43,358 and Mr. Bevilaqua $19,434. For Messrs. Morrison and Bevilaqua, their amounts also include payments of $3,057,566 and $1,528,782, respectively, for the cancellation of their restricted stock at the time of the Borden Transaction. Of these payments, Messrs. Morrison and Bevilaqua received cash payments of $1,557,566 and $1,028,781, respectively, and the balance of the payments was credited in the form of deferred shares under the deferred compensation plan described below. In addition, for Mr. Carter, the amounts shown include one-time sale bonuses of $2,573,088, paid at the time of the Borden Transaction. A portion of the sale bonuses paid to Mr. Carter was credited in the form of deferred shares under the deferred compensation plan. For Mr. Carter, the amount also includes the final installment ($400,000) of his retention bonus. The 2005 amount shown for Ms. Coffin includes $35,438 for moving and relocation expenses.
(2)	A portion of the bonus payments made in 2003 to Mr. Carter of $380,000 relates to installments paid for a one-time retention bonus and was paid by affiliates funded by fees paid by Borden Chemical.
(3)	In connection with the Borden Transaction, these options were settled in cash.
(4)	Represents options to purchase Hexion LLC units.
(5)	Mr. Smith became an executive of the Company at the time of the Combinations. His compensation represents only compensation paid by the Company since June 1, 2005. Mr. Smith resigned from the Company in June 2006.

Option/SAR Grants in Last Fiscal Year

There were no options for shares of our common stock granted to named executive officers during fiscal year 2005.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

The following table provides information on options exercised in 2005 by each of our named executive officers and the value of their unexercised options at December 31, 2005.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number Of Securities Underlying Unexercised Options/SARs At Fiscal Year End		Value Of Unexercised In-The-Money Options/SARs At Fiscal Year End ($)
			Exercisable	Unexercisable(1)	Exercisable(2)	Unexercisable(2)
C.O. Morrison	—	—	60,303	542,725	681,424	6,132,793
W.H. Carter	—	—	48,242	434,180	545,135	4,906,234
J.P. Bevilaqua	—	—	20,101	180,908	227,141	2,044,260
L.K. Smith	—	—	31,073	78,360	405,916	686,115
S.R. Coffin	—	—	—	—	—	—

(1)	Represents options for units of Hexion LLC.
(2)	There is no established trading market for the units of Hexion LLC. The value used is the estimated market value at December 12, 2005, as determined by the Board of Directors.

In 1999, 2003 and 2004, members of our management team were granted options to purchase shares of Borden Chemical common stock under the Amended and Restated 1996 Stock Purchase and Option Plan for Key Employees, which we refer to as the 1996 Equity Plan. As part of the Borden Transaction, the 1996 Equity Plan was terminated and the holders of the options outstanding under the 1996 Equity Plan became entitled to receive an aggregate cash amount equal to approximately $3.9 million. As of March 31, 2006, no options remained outstanding under the 1996 Equity Plan.

2005 and 2006 Management Incentive Plans

Hexion maintains a 2005 and 2006 management incentive plan (which we refer to as the management incentive plans). Under these management incentive plans, participants earn cash bonus compensation based upon the achievement of certain individual performance goals and Hexion’s achievement of certain financial measures. Each participant’s target award is based on a percentage of base salary. Under the management incentive plans, our named executive officers’ and other senior managers’ bonuses are paid under the plans only if at least 90% of the specified target level of EBITDA (as this term is defined in the management incentive plans) is achieved. If the individual performance goals are met and at least 90% of the EBITDA target is achieved, bonuses for these senior managers range from 66% of the target award in 2005 and 25% in 2006 up to a maximum of 200% of the target award based on the actual EBITDA level achieved.

Long-Term Value Creation Reward Program

On July 28, 2005, our compensation committee approved the Long-Term Value Creation Reward Program (which we refer to as the reward program) for certain executive officers and key managers. The reward program has two components—a cash bonus component and a stock appreciation right (SAR) component. Certain participants will only receive SARs. The cash bonus awards and the SARs will vest in one-third installments over a three-year period. An individual who is granted a cash-bonus award under the reward program will have a maximum aggregate bonus opportunity of 40% or 50% of the individual’s current annualized base salary rate. One hundred percent of the individual’s cash bonus opportunity will be paid if the individual remains continuously employed by us for the three-year vesting period. The SARs will be granted with a base price equal to the price of a share of our common stock in the IPO. Individuals who are granted SARs will, at the end of the three-year vesting period, receive a cash payment for each vested SAR equal to the amount (if any) that the then current market price of our common stock (based on the average market price for the preceding ten trading days) exceeds the base price of the SAR. Subject to final approval of the terms of awards under the reward program by the committee, it is expected that any portion of the cash bonus opportunity and any SARs that have not vested as of the date an individual’s employment terminates for any reason (including the individual’s death or disability) will be cancelled. Any portion of the cash bonus opportunity and any SARs that have vested as of the date the individual’s employment terminates will be paid at the end of the three-year vesting period (although payment of vested awards may be made earlier in the case of an individual’s death to his or her estate), except that if the individual’s employment is terminated by us for cause (as defined in the reward program), the individual’s entire cash bonus opportunity and all of his or her SARs, whether or not vested, will be immediately cancelled, and no payment will be made. We expect there to be approximately 59 participants in this program.

Sarah R. Coffin is eligible to participate in the reward program. It is expected Ms. Coffin will be granted a cash bonus opportunity of 50% of her 2005 base salary and an award of SARs targeted at 50% of her 2005 base salary subject to the rules of the program. None of the other named executive officers are eligible to participate in the reward program. The awards described in this paragraph will be effective only upon the consummation of an IPO.

Hexion LLC 2004 Deferred Compensation Plan

In connection with the Borden Transaction, Hexion LLC adopted the 2004 deferred compensation plan, which we refer to as the deferred compensation plan, for the benefit of certain of our former Borden Chemical executives. As described above, these executives became entitled to payment of either a sale bonus or proceeds in respect of cancelled restricted stock pursuant to the Borden Transaction. Individual deferred compensation accounts were created for these executives under the deferred compensation plan, and a portion of these payments were credited to these accounts in the form of deferred common stock units. The deferred compensation plan was assumed by us in connection with the Combinations, and each deferred common stock unit represents the right to receive one share of Hexion common stock on the applicable payment date. Participants do not have any voting rights with respect to their deferred common stock units held under the plan. The deferred compensation plan is an unfunded plan.

As of March 31, 2006, 970,467 deferred common stock units were outstanding under the deferred compensation plan, of which all were vested. As of March 31, 2006, the accounts of our named executive officers have been credited with the number of deferred common stock units as set forth opposite such executive’s name below.

Name	Deferred Common Stock Units
Craig O. Morrison	241,211
William H. Carter	192,969
Joseph P. Bevilaqua	80,404
Layle K. Smith	—
Sarah R. Coffin	—

Under the deferred compensation plan, if Hexion pays a dividend or other distribution on its common stock, it will contemporaneously pay a cash bonus to each executive holding deferred common stock units. Such cash bonus amount with respect to any such dividend payment will be equal to the applicable per share dividend paid on the common stock multiplied by the number of deferred common stock units that such executive’s deferred compensation account is credited with as of the record date for such dividend payment (or the payment date if there is no record date). The number and kind of deferred common stock units subject to awards granted under the deferred compensation plan will be subject to adjustment in the event of reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders. The deferred compensation plan prohibits the assignment of the deferred common stock units except upon an executive’s death.

Hexion LLC 2004 Stock Incentive Plan

In connection with the Borden Transaction, Hexion LLC adopted a stock incentive plan for the benefit of certain employees, which we refer to as the 2004 incentive plan. The 2004 incentive plan and outstanding awards thereunder were assumed by us in connection with the Combinations. The purpose of the 2004 incentive plan is to further our growth and success, to enable our employees, directors and consultants to acquire shares of our common stock, thereby increasing their personal interest in our growth and success, and to provide a means of rewarding outstanding performance by such persons. The 2004 incentive plan provides for the issuance of non-qualified stock options and rights to purchase shares of common stock. The 2004 incentive plan is administered by our compensation committee.

As of March 31, 2006, 2,426,168 shares were subject to awards granted under the plan. Awards granted under the 2004 incentive plan may not be assigned or transferred, except upon the participant’s death. The 2004 incentive plan will terminate ten years after its adoption and no awards may be granted under the plan thereafter. The number and kind of securities issuable under the 2004 incentive plan or subject to awards granted under the 2004 incentive plan, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

The employees participating in the 2004 incentive plan receive stock options under the plan pursuant to individual stock option agreements, the terms and conditions of which will be substantially identical. Each agreement provides for the issuance of two tranches of options to purchase our common stock. The Tranche A Options will vest 20% on each of the first five anniversaries of the grant date or, to the extent not yet vested, on the first anniversary of the closing of a sale of Hexion. Following a sale of Hexion, upon exercise of each Tranche A Option, the optionee will receive the same consideration per share as is received by Apollo in connection with such sale. All of the Tranche B Options will vest in whole or in part upon the earlier to occur of the eighth anniversary of the grant date or the date occurring six months after the date on which a sale of Hexion has been completed in the event certain financial milestones are met. Following a sale of Hexion in which such financial milestones are met, upon exercise of each Tranche B Option, the optionee will receive the same consideration per share as is received by Apollo in connection with such sale. Of the awards outstanding under the 2004 incentive plan as of March 31, 2006, 1,213,084 shares were subject to Tranche A Options and 1,213,084 shares were subject to Tranche B Options. In the event that we, or our successor, terminate a participant’s employment without cause (or the participant resigns under certain circumstances) at any time within a specified period following the sale, the participant’s options under the 2004 incentive plan may become vested and exercisable as of the date of the termination. For purposes of the 2004 incentive plan, a “sale of Hexion” generally means a sale of Hexion to one or more independent third parties, pursuant to which such party or parties acquire capital stock possessing the voting power to elect a majority of our board of directors, or a sale of all or substantially all of our assets. Furthermore, upon a realization event, we may, but are not obligated to, purchase each outstanding vested 2004 incentive plan option for an amount equal to the amount per share received in respect of the shares sold in such transaction constituting the realization event less the exercise price of the option. For purposes of the 2004 incentive plan, a “realization event” generally means a sale of Hexion as described above or any transaction or series of related transactions in which Apollo sells at least 50% of its interest in Hexion. Options granted under the 2004 incentive plan generally have a term of ten years.

Other Assumed Plans

In addition to the deferred compensation plan and the 2004 incentive plan, we maintain the following plans: the Resolution Performance 2000 Stock Option Plan (which we refer to as the Resolution Performance option plan), the Resolution Performance 2000 Non-Employee Directors Option Plan (which we refer to as the Resolution Performance director plan), the Resolution Performance Restricted Unit Plan (which we refer to as the Resolution Performance unit plan) and the Resolution Specialty 2004 Stock Option Plan (which we refer to as the Resolution Specialty plan).

These plans are administered by our board of directors or its compensation committee. The number and kind of securities subject to options granted under these plans will be subject to adjustment in the event of reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders. No options granted under these plans may be assigned or transferred, except upon the participant’s death. Each of the plans will terminate on the tenth anniversary of its adoption. Options granted under any of these plans generally have an eight-year term. Each of the Resolution Specialty plan, the Resolution Performance option plan and the Resolution Performance director plan permits the committee to reduce the exercise price of outstanding stock options granted under that plan.

The Resolution Performance option plan provides that non-qualified or incentive stock options may be granted under the plan. As of March 31, 2006, 541,430 shares were subject to awards granted under the Resolution Performance option plan. The Resolution Performance director plan provides for the grant of non-qualified stock options to non-employee directors of Resolution Performance Inc. As of March 31, 2006, 96,941 shares were subject to awards granted under the Resolution Performance director plan. The Resolution Specialty plan provides that only non-qualified stock options may be granted under the plan. As of March 31, 2006, 970,844 shares were subject to awards granted under the Resolution Specialty plan (of which 756,845 shares were subject to awards granted to employees).

Mr. Schlanger is the sole participant in the Resolution Performance unit plan. As of March 31, 2006, Mr. Schlanger held 191,276 stock units under the Resolution Performance unit plan. These stock units will be distributed in an equivalent number of shares of Hexion common stock upon the earliest to occur of a termination of Mr. Schlanger’s employment or services, a change in control event or January 1, 2009. Mr. Schlanger’s rights under the Resolution Performance unit plan are fully vested and nonforfeitable. The Resolution Performance unit plan is administered by our board of directors or its compensation committee. The number and kind of securities will be subject to adjustment in the event of reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders. The stock units may not be assigned or transferred except in the event of Mr. Schlanger’s death.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

In connection with the Borden Transaction, Borden Chemical entered into employment agreements with Craig O. Morrison, Joseph P. Bevilaqua and William H. Carter. Under the terms of each of these employment agreements, the executive has agreed not to disclose any confidential information concerning our business. In addition, the executive has agreed not to solicit or hire any of our employees or solicit any of our customers, suppliers, licensees or other business relations until one year after he ceases to receive any payments under the agreement. Furthermore, the executive has agreed not to engage in any business competing with our business or products anywhere in the world where we are doing business until after he ceases to receive any payments pursuant to the agreement (or in certain circumstances, the first anniversary of such date).

Mr. Morrison’s employment agreement provides for an annual base salary of $630,000 and a target management incentive plan bonus of 100% of base salary. The agreement also provides for a perquisite payment in the amount of $40,000 annually, usual and customary health and pension benefits and a grant of 603,028 stock options at an exercise price of $6.22 per share. Mr. Morrison will be entitled to eighteen months’ severance based on his monthly base salary in the event of termination of employment by us for reasons other than for cause, death or disability or a resignation by Mr. Morrison for good reason.

Mr. Bevilaqua’s employment agreement provides for an annual base salary of $325,000 and a target management incentive plan bonus of 60% of base salary. The agreement also provides for a perquisite payment in the amount of $30,000 annually, usual and customary health and pension benefits and a grant of 201,009 stock options at an exercise price of $6.22 per share. Mr. Bevilaqua will be entitled to twelve months’ severance based on his monthly base salary in the event of termination of employment by us for reasons other than for cause, death or disability or a resignation by Mr. Bevilaqua for good reason.

Mr. Carter’s employment agreement provides for an annual base salary of $530,400 and a target management incentive plan bonus of 65% of base salary. The agreement also provides for a perquisite payment in the amount of $30,000 annually, usual and customary health and pension plan benefits and a grant of 482,422 stock options at an exercise price of $6.22 per share. Mr. Carter will be entitled to twenty-four months’ severance based on his monthly base salary in the event of termination of employment by us for reasons other than for cause, death or disability or a resignation by Mr. Carter for good reason.

Mr. Smith’s employment agreement provides for an annual base salary of $400,000 and a target bonus of 50% of base salary. The agreement also provides that we will provide usual and customary health and pension benefits. Mr. Smith will be entitled to twelve months’ severance based on his annual salary in the event of termination of employment by us for reasons other than for cause, death or disability or in the event of a resignation by Mr. Smith for good reason. Under the terms of the agreement, Mr. Smith has agreed not to disclose any confidential information concerning our business. In addition, he has agreed not to solicit or hire any of our employees until after he ceases to receive any payments under the agreement or to engage in any business that is in competition with our business until after he ceases to receive any payments pursuant to the agreement. Mr. Smith resigned from the Company in June 2006.

On May 31, 2006, we entered into a separation agreement with Mr. Smith in connection with his departure from the Company. This agreement provides for Mr. Smith to receive aggregate severance payments in an amount equal to approximately one year’s base salary, and a prorated bonus earned for 2006 under our incentive compensation plan, to be paid in 2007. This agreement prevents Mr. Smith from, among other things, competing with our business and soliciting our customers or employees, in each case, for one year following his formal separation from the Company, and provides for Mr. Smith’s release of all employment-related claims. In connection with Mr. Smith’s departure from the Company, we also accelerated the vesting of his outstanding options to purchase shares of our common stock.

Ms. Coffin’s employment agreement provides for a base salary of $250,000, a target management incentive plan bonus of 50% of base salary, participation in a management equity purchase program, and four weeks paid vacation annually. The agreement also entitles her to receive an executive perquisite payment of $25,000 annually, subject to board approval, and a signing bonus of $20,000, both to be paid following the first 30 days of her employment. In addition, the agreement provides that Ms. Coffin will be eligible to participate in the Company’s customary health, pension and other benefit programs in addition to the executive relocation program. To assist with her relocation to Columbus, the Company agreed to pay Ms. Coffin up to $50,000 (grossed-up for taxes) on any shortfall in the sale of her home against its appraised value, the cost of the lesser of two mortgage payments, if any, from July 2005 through September 2005, and to provide 60 days of temporary housing.

In June 2005, we entered into an employment agreement and a consulting agreement with Mr. Schlanger, both of which were amended in January 2006. Under the terms of the amended employment agreement and the amended consulting agreement, Mr. Schlanger has agreed not to disclose any confidential information concerning our business. Under the terms of Mr. Schlanger’s consulting agreement, Mr. Schlanger has agreed not to solicit or hire any of our employees or solicit any of our customers until 24 months after termination of his consulting engagement. Furthermore, he has agreed not to engage in any business that is in competition with our business until after he ceases to receive any payments pursuant to the employment agreement (or in certain circumstances, the first anniversary of such date) or at any time during the term of the consulting agreement.

Mr. Schlanger’s amended employment agreement was effective from the closing of the Combinations through March 31, 2006 and provided for an annual base salary of $400,000 through December 31, 2005 and $12,500 per month from January 1 through March 31, 2006. The agreement also provided for a target bonus with respect to the 2005 fiscal year of 75% of base salary. The agreement provided for Mr. Schlanger to be paid a quarterly bonus of $62,500 on each of July 1, 2005 and October 1, 2005 and to be provided with usual and customary health and pension benefits. Both the target bonus and the quarterly bonus were conditioned on Mr. Schlanger being employed by us on the applicable payment date.

Mr. Schlanger’s consulting agreement extends for the period commencing April 1, 2006 and ending December 31, 2008. The agreement provides for Mr. Schlanger (i) to be paid a monthly consulting fee of $12,500, (ii) to be paid or reimbursed for his costs to maintain health insurance coverage for himself and his dependents that is similar to the coverage we provided during his employment, (iii) to be paid an amount equal to the normal fees paid to non-employee directors for first quarter 2006, which he would have received had his employment agreement not been extended to March 31, 2006, and (iv) to continue to be eligible to vest in options during the consulting period as he would have during his employment.

We expect to enter into additional employment agreements with our executives from time to time.

Retirement Benefits

Our Employees Retirement Income Plan, or ERIP, covers U.S. employees of the former Borden Chemical. This plan was amended as of January 1, 1987 to provide benefit credits equal to 3% of earnings to the extent that such credit does not exceed the Social Security wage base for the year plus 6% of eligible earnings in excess of the wage base. Earnings include annual incentive awards paid currently, but exclude any long-term incentive awards. Benefits for service through December 31, 1986 are based on the plan formula then in effect and have been converted to opening balances under the plan. Both opening balances and benefit credits receive interest credits at one-year Treasury bill rates until the participant commences receiving benefit payments. For the year 2005, the interest rate as determined in accordance with the plan language was 2.49%. Benefits vest after completion of five years of employment for employees hired on or after July 1, 1990.

The RPP pension plan, a defined benefit pension plan, covers employees of the former Resolution Performance group. Benefits under this plan are determined by formula based on average pay and years of employment minus an offset for social security. Compensation under the plan includes base, incentive bonus and shift premiums. Benefits vest after 5 full years of service and benefits are computed and displayed to participants based on a single life annuity.

Employees of the former Resolution Specialty group are covered by a defined contribution profit sharing plan. This plan provides a benefit determined by a schedule which considers years of service and age. The contributions range from benefit credits of 1% to 15% of earnings that are less than the Social Security wage base for the year plus an incremental 1% to 5% of earnings in excess of the wage base. Contributions are made to the accounts of eligible participants annually.

The pension benefit for certain employees represented by collective bargaining agreements is calculated using a formula based on the number of years of credited service multiplied by the fixed benefit multiplier amount established in the union contract. Some employees, such as employees of Resolution Specialty, Resolution Performance and employees outside the United States, are covered by other retirement plans.

The total projected annual benefits payable upon retirement age of 65 under the formulas of the ERIP without regard to the limits on benefits imposed under Sections 415 and 401(a)(17) of the Internal Revenue Code and recognizing supplemental pensions, as described below, are as follows for the named executive officers as of 2005: Craig O. Morrison, $108,803; William H. Carter, $127,953; Joseph P. Bevilaqua, $47,628; Layle K. Smith, $82,325; and Sarah R. Coffin, $17,047.

In addition to the pension plans described above, all eligible full-time employees are offered participation in the Retirement Savings Plan, which is a defined contribution plan. This plan allows former Borden Chemical employees to make pre-tax contributions from 1% to 15% of eligible earnings for highly compensated employees and 25% for all other employees. Former Borden Chemical employees are eligible to receive matching contributions from the Company ranging from 50% to 100% on contributions of up to 5% of eligible earnings. Former Borden Chemical employees who were hired prior to January 1, 1987 and have at least 120 months of service are eligible to receive company matching contributions on contributions of up to 7% of eligible earnings. Additional company contributions may be made if we achieve specified annual financial measures established at the beginning of the plan year.

Former Resolution Performance employees and former Resolution Specialty employees can make contributions to the Retirement Savings Plan ranging from 1% to 60% and 1% to 10%, respectively. Company contributions range from 3% to 6% after completion of service of 1 and 5 years, respectively.

For certain former Borden Chemical employees, the Executive Supplemental Pension Plan provides for supplemental pension benefits above the limits imposed by Sections 401(a)(17) and 415 of the Internal Revenue Code and for pension benefits with respect to any deferred compensation not considered under the ERIP, in each case, using the same formula as the ERIP. The amounts of the projected annual benefits shown above for Messrs. Morrison, Carter and Bevilaqua and Ms. Coffin under the ERIP include these supplemental pension benefits. The supplemental plan also provides an opportunity for employees whose compensation exceeds the limit under Section 401(a)(17) of the Internal Revenue Code to voluntarily elect to defer compensation, and also provides other employees with an opportunity to elect a “make-up benefit” for the benefits limited under Section 415 of the Internal Revenue Code as it relates to defined contribution plans, in each case, using the same formula as the Retirement Savings Plan. The supplemental plan benefits are unfunded and paid from our general assets.

The Company provides a nonqualified deferred compensation plan for former Resolution Performance U.S. employees who are participants in the RPP Inc. stock option plan. Participants may elect to defer up to 50% of base wages and 100% of bonus pay. The Company’s obligations under this plan are unfunded; however, the participant’s deferred compensation contributions are made to a rabbi trust.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of Hexion common stock, as of May 31, 2006, and shows the number of shares and percentage owned by:

•	each person known to beneficially own more than 5% of the common stock of Hexion;

•	each of Hexion’s named executive officers;

•	each member of and nominee for the Board of Directors of Hexion;

•	each person or entity owning interests in Hexion LLC other than current or former employees; and

•	all of the executive officers and members of the Board of Directors of Hexion as a group.

Hexion owns 100% of the common stock of the Issuers. Hexion LLC owns 100% of our outstanding common stock. Apollo, other investors and certain members of our management own their interests in our common stock set forth below through their ownership of Hexion LLC. Apollo has sole voting power and investment power with respect to the shares of the Company owned by Hexion LLC. Hexion LLC acquired its shares in the transactions described under “Prospectus Summary—The Prior Transactions, the Hexion Formation and the Hexion Refinancings.” Additional information with respect to Hexion LLC and its material relationship with us is provided under the caption “Certain Relationships and Related Party Transactions.” Leon D. Black and John J. Hannan are the directors and executive officers of entities which have dispositive voting or investment control over the other entities or funds affiliated with Apollo that control Hexion LLC. Although Messrs. Black and Hannan may each be deemed a beneficial owner of shares of Hexion beneficially owned by Apollo, each such person disclaims beneficial ownership of such shares.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

	Number and Percent of Shares Beneficially Owned
	Number	Percent
Apollo Management, L.P.(1)	75,154,789	91.0%
JPMorgan Chase Bank as trustee for First Plaza Group Trust(2)	1,721,483	2.1%
Goldman, Sachs & Co.(3)	1,721,483	2.1%
Shell Oil Company(4)	1,434,569	1.7%
Robert Seminara(1)(5)	28,141	*
Scott Kleinman(1)(5)	86,748	*
Joshua Harris(1)(5)	86,748	*
Jordan C. Zaken(1)(5)	28,141	*
Marvin O. Schlanger(6)	433,169	*
Craig O. Morrison(7)	60,303	*
William H. Carter(8)	48,242	*
Joseph P. Bevilaqua(9)	20,101	*
Layle K. Smith(10)	188,733	*
Sarah R. Coffin	—	*
All Directors and Executive Officers as a group (16 persons)(11)	916,714	1.1%

*	less than 1%
(1)	Represents the ownership interest in the Company indirectly attributable to Apollo through Apollo’s ownership of Hexion LLC. The address of each of Apollo Investment Fund IV, L.P., Apollo Investment Fund V. L.P., and Apollo is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.
(2)	Represents the ownership interest in the Company indirectly attributable to First Plaza Group Trust through First Plaza Group Trust’s ownership of Hexion LLC. First Plaza Group Trust is a New York trust containing assets of certain employee benefit plans of General Motors, its subsidiaries and unrelated employers. The principal address of First Plaza Group is 767 Fifth Avenue, New York, New York 10153.
(3)	Represents the ownership interest in the Company indirectly attributable to funds affiliated with Goldman, Sachs & Co. and its affiliates through their ownership of Hexion LLC. The principal address of Goldman, Sachs & Co. is 85 Broad Street, New York, New York 10004.
(4)	Represents the ownership interest in the Company indirectly attributable to Shell Oil Company through Shell Oil Company’s ownership of Hexion LLC. The address of Shell Oil Company is 910 Louisiana Street, One Shell Plaza, Houston Texas 77252.
(5)	Although each of Messrs. Harris, Kleinman, Seminara and Zaken may be deemed a beneficial owner of shares of Hexion beneficially owned by Apollo due to his status as a partner or senior partner of Apollo, each such person disclaims beneficial ownership of any such shares. For Messrs. Harris and Kleinman, includes 86,748 shares of common stock issuable upon the exercise of options granted to each of Messrs. Harris and Kleinman that were vested as of the date hereof. For Messrs. Zaken and Seminara, includes 28,141 shares of common stock issuable upon the exercise of options granted to each of Messrs. Zaken and Seminara that were vested as of the date hereof. The address of Messrs. Harris, Kleinman and Seminara is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.
(6)	Does not include unvested options to purchase 179,184 shares of common stock issued to Mr. Schlanger and 191,276 restricted stock units issued to Mr. Schlanger. The unvested options are subject to time and performance vesting conditions. The restricted stock units represent a conditional right to receive 191,276 shares of common stock of Hexion upon the occurrence of certain events. The address of Mr. Schlanger is c/o Hexion Specialty Chemicals, Inc., 180 East Broad Street, Columbus, Ohio 43215.
(7)	Does not include 542,725 shares of common stock issuable upon the exercise of options granted to Mr. Morrison (such options are subject to time and performance vesting conditions) and 241,211 deferred common stock units credited to Mr. Morrison’s account. The address of Mr. Morrison is c/o Hexion Specialty Chemicals, Inc., 180 East Broad Street, Columbus, Ohio 43215.
(8)	Does not include 434,180 shares of common stock issuable upon the exercise of options granted to Mr. Carter (such options are subject to time and performance vesting conditions) and 192,969 deferred common stock units credited to Mr. Carter’s account. The address of Mr. Carter is c/o Hexion Specialty Chemicals, Inc., 180 East Broad Street, Columbus, Ohio 43215.
(9)	Does not include 180,908 shares of common stock issuable upon the exercise of options granted to Mr. Bevilaqua (such options are subject to time and performance vesting conditions) and 80,404 deferred common stock units credited to Mr. Bevilaqua’s account. The address of Mr. Bevilaqua is c/o Hexion Specialty Chemicals, Inc., 180 East Broad Street, Columbus, Ohio 43215.
(10)	The address of Mr. Smith is 1894 Seacrest Drive, Lummi Island, Washington 98262-8624.
(11)	Includes 503,472 shares of common stock issuable upon the exercise of options granted to our directors and executive officers that were vested as of the date hereof. Does not include options to purchase 1,548,095 shares of common stock, 191,276 shares issued to Mr. Schlanger under the Resolution Performance unit plan and 573,580 deferred common stock units.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Combinations and Certain Relationships and Related Party Transactions Since the Combinations

Transaction Agreement

As of April 22, 2005, Borden Chemical entered into a transaction agreement with affiliates of Resolution Performance and Resolution Specialty pursuant to which Borden Chemical agreed to combine with Resolution Performance and Resolution Specialty. Borden Chemical, Resolution Performance and Resolution Specialty are each controlled by Apollo. In connection with the consummation of the Combinations on May 31, 2005, Borden Chemical changed its name to Hexion Specialty Chemicals, Inc.

Investor Rights Agreement

On May 31, 2005, we entered into an investor rights agreement with Hexion LLC, our parent, and certain other parties (the “Investor Rights Agreement”), which governs certain aspects of our relationship with our security holders and replaces the investor rights agreements between us, Resolution Performance and Resolution Specialty, respectively, and Apollo, described below. The Investor Rights Agreement, among other things, provides for the following:

•	restricts the ability of certain security holders to transfer, assign, sell, gift, pledge, hypothecate or encumber, or otherwise dispose of, our common stock or of all or part of the voting power associated with the common stock, including precluding employee-holders of common stock from selling any shares within 12 months of a qualified public offering;

•	allows us to repurchase all or any portion of our common stock held by our employees upon the termination of their employment with us or our affiliates;

•	contains a provision that any meeting of our shareholders and in any action by written consent of our shareholders, Hexion LLC will have the ability to vote the shares of our employee-holders of common stock; and

•	permits those holders of our common stock to include their shares in a registration statement filed by us with respect to an offering of common stock (i) in connection with the exercise of any demand rights by Hexion LLC or (ii) in connection with exercise of “piggyback” registration rights by Hexion LLC.

This “piggyback” right is subject to customary cutback provisions, and furthermore, those employee-holders of our common stock will be subject to customary lock-up provisions in connection with their participation in any such offering.

The Investor Rights Agreement prohibits those of our employees or the employees of our affiliates who are parties to the agreement from soliciting or hiring any of our other employees or soliciting any of our customers, suppliers, licensees or other business relations until one year after they cease to receive any payments from us or any of our affiliates. Furthermore, the Investor Rights Agreement prohibits those employees from competing with our business or products anywhere in the world where we are doing business until they cease to receive any payments from us or our affiliates (or, in certain cases, until the first anniversary of the date on which they cease to receive payments).

The Investor Rights Agreement terminates with respect to all rights or obligations related to our common stock upon the earliest to occur of our dissolution, the sale of all or substantially all of our assets to a person or group other than Apollo and its affiliates and the transfer to a person or group other than Apollo and its affiliates of a number of shares of common stock having the power to elect a majority of our board of directors.

Registration Rights Agreement

On May 31, 2005, we entered into a registration rights agreement with Hexion LLC pursuant to which Hexion LLC has certain demand registration rights with respect to our common stock. Under this agreement, we agreed to assume the fees and expenses associated with registration. The registration rights agreement also contains customary provisions with respect to registration proceedings, underwritten offerings and indemnity and contribution rights.

Borden Chemical Amended and Restated Management Consulting Agreement

On May 31, 2005, we entered into an amended and restated management consulting agreement with Apollo (the “Amended Management Consulting Agreement”). The terms of the Amended Management Consulting Agreement are identical to those of the previous management consulting agreement between Borden Chemical and Apollo, described below, except that the Amended Management Consulting Agreement provides that upon termination of the Amended Management Consulting Agreement in connection with a sale of the company or an initial public offering, we will pay Apollo a lump-sum amount equal to the net present value of the remaining annual management fees owing and payable by us until the expiration of the Amended Management Consulting Agreement determined using an applicable discount rate. In connection with the consummation of the proposed IPO, the Amended Management Consulting Agreement will terminate, and we will pay Apollo a lump-sum amount equal to $10 million. In addition, in connection with the consummation of the proposed IPO, we will pay Apollo $10 million for its structuring and advisory services relating to the proposed IPO.

Resolution Performance Management Services Termination Agreement

On May 31, 2005, Resolution Performance entered into a management services termination agreement with Apollo (the “Resolution Performance Management Termination Agreement”). The Resolution Performance Management Termination Agreement provided that immediately prior to the closing of the Combinations, Apollo and Resolution Performance would be released from any and all obligations and liabilities to provide management services and pay fees under the Resolution Performance management agreement, dated as of November 14, 2000, as amended, and the Resolution Performance management agreement would have no further force and effect. In consideration of the termination, Resolution Performance paid Apollo a termination fee of $4.4 million.

Resolution Specialty—Termination of Resolution Specialty Management Consulting Agreement

The Resolution Specialty Management Consulting Agreement (as described below) was terminated in connection with the Combinations. The amount required to terminate the Resolution Specialty Management Consulting Agreement was determined by discounting the remaining annual payments under the agreement from the date of termination until the expiration of the then-current term at an annual discount rate equal to the Resolution Specialty’s then-current rate of interest on its revolving credit facility. Resolution Specialty paid Apollo a fee equal to $6.75 million on May 31, 2005, representing the amount required to terminate the Resolution Specialty Management Agreement with Apollo.

The annual management fees payable to Apollo under each of the management consulting agreements were determined through arms’-length negotiations between each of the relevant companies and Apollo, and were based on the understanding of Apollo and each relevant company of the fair value for such services, based in part on market conditions and what similarly-situated companies have paid for similar services.

Certain Relationships and Related Party Transactions Prior to the Combinations

Investor Rights Agreement

On August 12, 2004, all employees who own deferred stock and stock options of BHI Acquisition Corp., our parent and the predecessor to Hexion LLC, entered into an investor rights agreement with Apollo and BHI Acquisition Corp., which governs certain aspects of BHI Acquisition Corp.’s relationship with its security holders. The investor rights agreement, among other things, provides for the following:

•	allows security holders to join, and allows Apollo and its affiliates to require security holders to join, in any sale or transfer of shares of common stock to any third party prior to a qualified public offering of common stock, following which (when aggregated with all prior such sales or transfers) Apollo and its affiliates shall have disposed of at least 10% of the number of shares of common stock that Apollo and its affiliates owned as of the closing date of the Borden Transaction; provided that Apollo may dispose of up to 25% of such number of shares of common stock during the first twelve months after consummation of the Borden Acquisition without triggering these co-sale rights;

•	restricts the ability of security holders, other than Apollo and its affiliates, to transfer, assign, sell, gift, pledge, hypothecate or encumber, or otherwise dispose of, common stock or of all or part of the voting power associated with common stock;

•	allows the Company and Apollo to repurchase all or any portion of the common stock held by employees of the Company upon the termination of their employment with the Company;

•	allows an employee of the Company to force the Company to acquire all (but not less than all) of the shares of common stock held by the employee upon the termination of their employment with the Company for certain specified reasons; and

•	contains a provision that at any meeting of the BHI Acquisition Corp. stockholders and in any action by written consent of BHI Acquisition Corp.’s stockholders, Apollo will have the ability to vote the shares of common stock.

The investor rights agreement prohibits Borden Chemical’s employees who are parties to the agreement from soliciting or hiring any of its employees or soliciting any of its customers, suppliers, licensees or other business relations until one year after they cease to receive any payments from Borden Chemical or its affiliates. Furthermore, the investor rights agreement prohibits Borden Chemical’s employees from competing with its business or products anywhere in the world where Borden Chemical is doing business until they cease to receive any payments from Borden Chemical or its affiliates (or, in certain cases, until the first anniversary of the date on which they cease to receive payments).

This investor rights agreement has been amended and restated by the investor rights agreement described under “—Combinations and Certain Relationships and Related Party Transactions Since the Combinations.”

Registration Rights Agreement

On August 12, 2004, Apollo and its affiliates entered into a registration rights agreement with BHI Acquisition Corp. pursuant to which Apollo and its affiliates have certain demand and Apollo, its affiliates and all employees who receive deferred stock and stock options will have certain incidental registration rights with respect to BHI Acquisition Corp.’s common stock. Under this agreement, BHI Acquisition Corp. agreed to assume the fees and expenses associated with registration. The registration rights agreement also contains customary provisions with respect to registration proceedings, underwritten offerings and indemnity and contribution rights.

This registration rights agreement allows employees holding common stock to include their shares in a registration statement filed by the Company with respect to an offering of common stock (i) in connection with the exercise of any demand rights by Apollo and its affiliates, or (ii) in connection with which Apollo and its affiliates exercise “piggyback” registration rights.

This registration rights agreement has been amended and restated by the registration rights agreement described under “—Combinations and Certain Relationships and Related Party Transactions Since the Combinations.”

Transaction Fee and Management Consulting Agreements

On August, 12, 2004, in connection with the Borden Transaction, Borden Chemical entered into a transaction fee agreement with Apollo and its affiliates for the provision of certain structuring and advisory services. Upon closing of the Borden Transaction, Borden Chemical paid $10 million of aggregate transaction and advisory fees under this agreement, and reimbursed expenses of $0.8 million. In addition, Borden Chemical and Apollo entered into a management consulting agreement. The management consulting agreement allows Apollo and its affiliates to provide certain advisory services to Borden Chemical for a seven year period, with an automatic extension of the term for a one year period beginning on the fourth anniversary of the commencement of the agreement and at the end of each year thereafter, unless notice to the contrary is given by either party. The agreement, as later supplemented and amended, provides for an annual fee equal to the greater of $3 million and 2% of Adjusted EBITDA, as defined in the indentures governing Borden Chemical’s notes. In addition, Borden Chemical is also required to pay Apollo a transaction fee if Borden Chemical engages in any merger, acquisition or similar transaction unless Borden Chemical and Apollo are unable to mutually agree upon the terms of Apollo’s engagement, in which case, Borden Chemical will be able to retain another special advisor. In the fourth quarter of 2004, Borden Chemical paid $975,000 of fees pursuant to the management consulting agreement. Borden Chemical paid Apollo annual fees of $2.5 million in the first quarter of 2005 pursuant to the agreement. Upon closing of the Bakelite Transaction in the second quarter of 2005, Borden Chemical paid a transaction fee equal to $3.7 million pursuant to the management consulting agreement. Under the management consulting agreement, Borden Chemical has also agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services contemplated under this agreement.

The management consulting agreement has been amended and restated by the Amended Management Consulting Agreement described under “—Combinations and Certain Relationships and Related Party Transactions Since the Combinations.”

Certain Relationships and Related Party Transactions Prior to the Borden Transaction

Financing and Investing Arrangements

Borden Chemical had a borrowing arrangement with BW Holdings, LLC (“BWHLLC”), a former affiliate, evidenced by a demand promissory note bearing interest at a variable rate, which terminated upon the completion of the Borden Acquisition. Interest expense under the BWHLLC arrangement totaled $138,000 for the period prior to the Borden Transaction.

In 2003, Borden Chemical, along with its subsidiary HAI, had similar arrangements with Borden Foods Holdings Corporation (“Foods”), a former affiliate, evidenced by demand promissory notes bearing interest at variable rates. The loans were reported as loans payable to affiliates on the Condensed Consolidated Balance Sheets and totaled approximately $18 million at December 31, 2003. Of the total loans outstanding, HAI owed $6 million at December 31, 2003. Interest rates on these loans ranged from 1.0% to 4.75%. In early 2004, Borden Chemical entered into the arrangement with BWHLLC described above and terminated its affiliated borrowing relationship with Foods. In early 2004, HAI obtained a $20 million credit facility with an external bank and terminated its affiliated borrowing relationship with Foods. Interest expense under the Foods arrangement totaled $0.5 million for the period of 2004 prior to the termination of this arrangement.

In addition, Borden Chemical held a note receivable in an aggregate principal amount of approximately $405 million and accrued interest of $156 million as of December 31, 2004 from BHI Acquisition Corp., which has been accounted for as a reduction of equity. Borden Chemical accrued interest quarterly on the note receivable in paid-in capital. Historically, Borden Holdings, Inc. funded the interest due on the note through common stock dividends that Borden Holdings, Inc. paid to them, however, Borden Holdings, Inc. had neither received quarterly interest nor declared an associated dividend since October 15, 2001. In connection with the Combinations, the note (including accrued interest of $176 to the date of the Combinations) was reclassified to paid-in capital.

Administrative Service, Management, Consulting Arrangements

Commencing in 2003, Borden Chemical assumed certain management, consulting and board services previously provided to it by Borden Capital, Inc., or Capital, as described below, while other such services were assumed by KKR. During the year ended December 31, 2003, Borden Chemical recorded $3 million for the fixed fee due to KKR under this arrangement. During 2002, Capital provided to Borden Chemical management, consulting and board services, and Borden Chemical provided certain administrative services to Capital. Capital charged Borden Chemical an annual fee of $9 million, payable quarterly in arrears, which represented the net amount of the cost of Capital’s services less Borden Chemical’s fee for providing administrative services to Capital. During 2002, Borden Holdings, Inc. made a decision to cease the operations of Capital by the end of the first quarter of 2003. Borden Chemical’s services arrangements with KKR were terminated in connection with the consummation of the Borden Acquisition.

Borden Chemical has provided certain administrative services to BW Holdings, LLC and other affiliates under service agreements, which commenced on January 1, 2003 and were renewable annually. During the year ended December 31, 2003, Borden Chemical charged BW Holdings, LLC $0.5 million for such services based on actual costs and time incurred. Borden Holdings, Inc.’s services arrangements with BW Holdings, LLC and such other affiliates were terminated in connection with the consummation of the Borden Acquisition.

Borden Chemical provided administrative services to Foods under an annual service agreement. Fees received for these services were based on actual costs and time incurred and totaled $0.05 million for the year ended December 31, 2003. In addition, Borden Chemical paid certain costs on behalf of Foods and was reimbursed by Foods for 100% of these costs.

With respect to the above-described agreements, the fees charged were determined based upon factors including the nature of the services provided, total compensation and benefits of the employees involved in providing the services, the estimated percentage of time required to perform the services, the knowledge, expertise, experience and availability of the employees and the value of the services performed to the parties involved.

The agreement with Foods terminates upon the liquidation of all the Foods companies.

Other Transactions and Arrangements

Capital contributions to Borden Chemical from Borden Holdings, Inc. and Foods totaled $26 million for the year ended December 31, 2003.

In 2001, Borden Chemical merged its foundry resins and coatings businesses with similar businesses of Delta to form HAI, in which, at the time of its formation, Borden Chemical had a 75% economic interest. The Limited Liability Agreement of HAI provides Delta the right to purchase between 3% and 5% of additional economic interest in HAI each year beginning in 2004. Pursuant to this provision, as of May 31, 2006, Delta had purchased an additional 15% interest, thereby reducing Borden Chemical’s economic interest to 60%. Delta’s purchase price of the interest was based on the enterprise value of HAI determined by applying a contractually agreed upon multiple to EBITDA, as defined in the agreement. Delta is limited to acquiring a maximum of 10% of additional interest in HAI under this arrangement.

In the first quarter of 2005, the Company received a payment of $7.5 million on behalf of BHI Acquisition from KKR for adjustments made to the purchase price of the Company in the Apollo Transaction.

From time to time, Borden Chemical sold finished goods to certain Apollo affiliates. These sales totaled $3 million (of which $2 million were sales to Resolution Performance) from the date of the Borden Transaction through December 31, 2004. Accounts receivable from these affiliates totaled $2.3 million at December 31, 2004, of which $1.8 million was receivable from Resolution Performance. The foregoing transactions were on terms that were at least as favorable as the terms Borden Chemical could have obtained from an unaffiliated third party at the time of such transactions.

Resolution Performance Products LLC

Agreements in Connection with the Resolution Performance Transaction

Apollo Management Agreement

On November 14, 2000, Resolution Performance entered into a management consulting agreement with Apollo Management IV, L.P. Under the terms of the management consulting agreement, Resolution Performance retained Apollo Management to provide management consulting and financial advisory services to Resolution Performance and pay Apollo Management an annual management fee of $1 million for providing those services. In particular, Apollo Management will provide at Resolution Performance’s request consulting and advisory services relating to proposed financial transactions, acquisitions and other senior management matters relating to Resolution Performance’s business. In addition, as consideration for arranging the recapitalization and the related financing thereof, Resolution Performance paid Apollo Management a fee of $5 million on November 14, 2000.

Resolution Performance was also required to pay Apollo Management a transaction fee if Resolution Performance engaged in any merger, acquisition or similar transaction unless Resolution Performance and Apollo Management were unable to mutually agree upon the terms of Apollo Management’s engagement, in which case Resolution Performance would have been able to retain another special advisor. Since Apollo Management beneficially owned approximately 91% of Resolution Performance and a majority of the members of Resolution Performance’s Board of Managers were affiliated with Apollo, it had the power, through its representatives and equity ownership, to approve on Resolution Performance’s behalf and set the terms of Apollo Management’s engagement, even if the independent members of the Board of Managers were opposed. However, the members of the Board of Managers of Resolution Performance who are affiliated with Apollo Management are aware that they have fiduciary obligations to Resolution Performance, not Apollo, and Resolution Performance expects that each member of its Board of Managers will comply with his fiduciary duties under Delaware law. The management consulting agreement has an initial ten-year term and, commencing on November 14, 2005 and at the end of each year thereafter, will automatically extend for an additional year unless notice to the contrary is given by either party at least thirty, but no more than sixty, days prior to the end of any such year commencing on November 14, 2005.

On March 15, 2002, the terms of the management consulting agreement were amended to reduce the annual management fee payable to Apollo from $1 million to $0.75 million. In addition, Resolution Performance agreed to pay Apollo Management an advisory fee of approximately $1 million (i) immediately prior to a sale of Resolution Performance Products Inc., or Resolution Performance Inc., for cash, (ii) when Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., or any investment fund managed by Apollo Management or any of its affiliates sells at least 50% of the shares of common stock of Resolution Performance Inc. that they acquired and at least 50% in the aggregate of their investment in securities of Resolution Performance Inc. made on or after November 14, 2000 or (iii) at such time as Apollo Management and its affiliates cease to own in the aggregate at least 50% of the outstanding shares of common stock of Resolution Performance Inc. on a fully diluted basis.

Effective January 1, 2003, the terms of the management consulting agreement were amended to waive payment of the annual management fee to Apollo during 2003 only; provided, that if, during any twelve month period ending on the last day of any fiscal quarter during 2003 or 2004, Resolution Performance and its subsidiaries’ consolidated adjusted earnings before interest, taxes, depreciation and amortization (as determined in accordance with Resolution Performance’s historical practices) was $116 million or more, Resolution Performance shall pay to Apollo (i) the quarterly installments of the annual management fee for the remainder of 2003 and thereafter and (ii) 125% of the amount of the quarterly installments of the annual management fee which were waived during 2003.

This agreement was terminated in connection with the Combinations. See “—Combinations and Certain Relationships and Related Party Transaction Since the Combinations.”

Shareholders’ Agreement

On November 14, 2000, Resolution Performance, entered into a shareholders’ agreement with RPP Holdings LLC, an affiliate of Apollo, and Shell which governed certain aspects of the relationship among Resolution Performance, RPP Holdings and Shell. The shareholders’ agreement contained, among other matters:

•	restrictions on the transfer of shares of common stock by Shell;

•	preemptive rights granted to Shell to purchase equity securities issued by Resolution Performance to RPP Holdings or its affiliates in the amounts required to maintain Shell’s percentage ownership;

•	agreement by Shell to consent to the sale of more than 50% of the equity securities of Resolution Performance or substantially all of its assets to a third party if such sale is approved by the Board of Directors of Resolution Performance, and to sell its shares of common stock if so required;

•	rights of Shell to participate in certain transfers of common stock by RPP Holdings other than to an affiliate;

•	rights of Shell to receive financial information; and

•	prohibitions on transactions between Resolution Performance and its affiliates, subject to certain exceptions.

The shareholders’ agreement terminates upon the earlier of a sale of Resolution Performance and the consummation of a public equity offering that raises net proceeds of at least $100 million.

Investor Rights Agreement

On November 14, 2000, Resolution Performance entered into an investor rights agreement with RPP Holdings and members of management who own stock, options and/or junior subordinated notes of Resolution Performance which governs certain aspects of the relationship among Resolution Performance, RPP Holdings and the management holders. The investor rights agreement contains, among other matters:

•	restrictions on the transfer of shares of common stock, options and junior subordinated notes by the management holders;

•	rights of Resolution Performance and RPP Holdings to purchase common stock and junior subordinated notes in the event of certain permitted transfers by the management holders;

•	agreement by the management holders to consent to the sale of more than 50% of the equity securities of Resolution Performance or substantially all of its assets to a third party and to sell their shares of common stock if so required;

•	rights of the management holders to participate in certain transfers of common stock and junior subordinated notes by RPP Holdings other than to an affiliate;

•	repurchase rights of Resolution Performance and RPP Holdings in the event of termination of employment of the management holders; and

•	restrictions on sales of common stock and junior subordinated notes by the management holders in the event of an initial public offering.

The investor rights agreement terminates upon the earlier of a sale of Resolution Performance or approval by holders holding a majority of the common stock of Resolution Performance and the vote of the common stock of Resolution Performance owned by RPP Holdings.

This agreement was amended and restated by the Investor Rights Agreement described under “—Combinations and Certain Relationships and Related Party Transaction Since the Combinations.”

Shell Registration Rights Agreement

On November 14, 2000, Resolution Performance entered into a registration rights agreement with Shell pursuant to which Shell had incidental registration rights to include its Resolution Performance common stock in the same or concurrent registration statement filed by Resolution Performance for the registration of Resolution Performance common stock under the Securities Act. Resolution Performance would have bore all expenses, other than selling expenses, incurred in the registration process. The registration rights agreement also contained customary provisions with respect to registration procedures, underwritten offerings and indemnification and contribution rights.

This agreement was terminated in connection with the Combinations.

Resolution Performance Holdings Registration Rights Agreement

On November 14, 2000, Resolution Performance entered into a registration rights agreement with RPP Holdings pursuant to which RPP Holdings had demand and incidental registration rights. As a result, at RPP Holdings’ request, Resolution Performance was obliged to prepare and file a registration statement covering the securities so requested to be registered by RPP Holdings. In addition, should Resolution Performance propose to register any of its common stock for sale to the public, RPP Holdings had the right to include its Resolution Performance common stock in the same or concurrent registration statement filed by Resolution Performance for the registration of Resolution Performance common stock under the Securities Act. Resolution Performance would have bore all expenses, other than selling expenses, incurred in the registration process. The registration rights agreement also contained customary provisions with respect to registration procedures, underwritten offerings and indemnification and contribution rights.

This agreement has been amended and restated by the Investor Rights Agreement described under “—Combinations and Certain Relationships and Related Party Transactions Since the Combinations” and is no longer in effect.

Management Promissory Notes and Other Indebtedness

In June 2001, Mark Antonvich borrowed $100,000 from Resolution Performance to finance in part his purchase of 600 shares of Resolution Performance stock and $140,000 principal amount of Resolution Performance junior subordinated notes; and in August 2001, Jeffrey M. Nodland borrowed $250,000 from Resolution Performance to finance in part his purchase of 545.4545 shares of Resolution Performance stock and $350,000 principal amount of Resolution Performance junior subordinated notes. Interest payable on each promissory note accrued at an annual rate of 10.75%. At December 31, 2005, 100% of principal and accrued interest of both loans was paid.

Other Payments or Dividends to Affiliates

Resolution Performance paid approximately $5 million and $4 million related to certain freight costs to Quality Distribution, an affiliate of Apollo, for the year ended December 31, 2003 and 2002, respectively. Resolution Performance believes the amounts paid to Quality Distribution were fair and at arm’s length terms.

During 2003, Resolution Performance paid approximately $4 million to Shell on behalf of Resolution Performance, of which $2 million was previously accrued, for certain pension costs in accordance with the Master Sales Agreement and related ancillary agreements. During 2001, Resolution Performance paid $0.6 million for legal and external audit services rendered in the ordinary course of business on behalf of Resolution Performance for legal and external audit services rendered in the ordinary course of business.

During 2003 and 2002, Resolution Performance made payments to Cherry Hill Chemical Investments LLC, an affiliate of Mr. Schlanger, in the amount of $0.1 million each year for administrative support and office space used by Mr. Schlanger and other employees of Resolution Performance. The foregoing transactions were on terms at least as favorable as the terms Resolution Performance could have obtained from an unaffiliated third party at the times of such transactions.

Ongoing Relationship with Shell

In connection with the recapitalization, Resolution Performance, and Shell or their respective affiliates entered into several additional agreements providing for the continuation or transfer and transition of certain aspects of Resolution Performance’s business operations. These agreements were the result of arm’s-length negotiations in connection with the recapitalization, and Resolution Performance believes they are on terms at least as favorable to Resolution Performance as those it could have obtained from unaffiliated third parties at that time. As several of Resolution Performance’s operations are located within or adjacent to sites occupied by Shell’s refinery business and its chemical business many of the agreements provide for Resolution Performance and Shell to supply to each other certain site services, utilities, materials and facilities, or “SUMF” items. The other agreements include ground leases, human resources agreements, environmental indemnity agreements, and intellectual property transfer and license agreements. The terms of these agreements vary widely. For example, certain SUMF items are provided to us by Shell pursuant to SUMF agreements, which have terms ranging from less than five years, for items which we believe we can easily obtain from other third-parties, to twenty years with renewal terms, for items such as the provision of utilities. Similarly, the initial term of our supply agreements with Shell vary from three to ten years. As our supply agreements with Shell expire upon completion of their terms or otherwise, we are uncertain as to the terms upon which we may renew these supply agreements either with Shell or a third party and therefore the duration and level of payments that will be made to Shell pursuant to the supply agreements in the future are not determinable at this time.

For the year ended December 31, 2005, 2004 and 2003 Resolution Performance paid Shell approximately $372 million, $325 million and $289 million, respectively, under the various agreements described above, net of payments made by Shell to us.

Resolution Specialty

Agreements in Connection with Resolution Specialty Transaction

Participation Agreement

All employees and directors that own common stock of Resolution Specialty executed a Participation Agreement with Resolution Specialty Materials Holdings LLC, or Resolution Specialty Holdings, an affiliate of Apollo, pursuant to which they purchased common stock of Resolution Specialty (the “Participation Agreement”).

Investor Rights Agreement

Resolution Specialty entered into an investor rights agreement with Resolution Specialty Holdings, and each of the officers and employees of Resolution Specialty and members of management who own common stock or options of Resolution Specialty, which governs certain aspects of the relationship among Resolution Specialty, Resolution Specialty Holdings and the management holders (the “Investor Rights Agreement”). The Investor Rights Agreement contains, among other matters:

•	restrictions on the transfer of shares of common stock and options by the management holders;

•	rights of Resolution Specialty and Resolution Specialty Holdings to purchase common stock in the event of certain permitted transfers by the management holders;

•	agreement by the management holders to consent to the sale of more than 50% of the equity securities of Resolution Specialty or substantially all of its assets to a third party and to sell their shares of common stock if so required;

•	rights of the management holders to participate in certain transfers of common stock by Resolution Specialty Holdings other than to an affiliate;

•	repurchase rights of Resolution Specialty and Resolution Specialty Holdings in the event of termination of employment of the management holders; and

•	restrictions on sales of common stock by the management holders in the event of an initial public offering.

This agreement has been amended and restated by the Investor Rights Agreement described under “—Combinations and Certain Relationships and Related Party Transactions Since the Combinations” and is no longer in effect.

Registration Rights Agreement

Resolution Specialty entered into a registration rights agreement with Resolution Specialty Holdings pursuant to which Resolution Specialty Holdings has demand and incidental registration rights. As a result, at Resolution Specialty Holdings’ request, Resolution Specialty will be obliged to prepare and file a registration statement covering the securities so requested to be registered by Resolution Specialty Holdings. In addition, should Resolution Specialty propose to register any of its common stock for sale to the public, Resolution Specialty Holdings will have the right to include its common stock in the same or concurrent registration statement filed by Resolution Specialty for the registration of the common stock under the Securities Act. Resolution Specialty will bear all expenses, other than selling expenses, incurred in the registration process. The registration rights agreement also contains customary provisions with respect to registration procedures, underwritten offerings and indemnification and contribution rights.

This agreement was terminated in connection with the Combinations. See “—Combinations and Certain Relationships and Related Party Transactions Since the Combinations.”

Apollo Management Agreement

As of April 1, 2005, Resolution Specialty entered into a management consulting agreement with Apollo (the “Resolution Specialty Management Consulting Agreement”). The Resolution Specialty Management Consulting Agreement provides that Apollo and its affiliates will provide certain advisory services to Resolution Specialty for a ten year period, with an automatic extension of the term for a one year period beginning on the fourth anniversary of the commencement of the agreement and at the end of each year thereafter, unless notice to the contrary is given, provided, however, that the agreement shall automatically terminate upon the sale of the company or an initial public offering of Resolution Specialty’s equity securities meeting certain criteria. Upon termination of the Resolution Specialty Management Consulting Agreement in connection with a sale of the company or an initial public offering, Resolution Specialty shall pay Apollo a lump-sum amount equal to the net present value of the remaining annual management fees owing and payable by Resolution Specialty until the expiration of the Resolution Specialty Management Consulting Agreement determined using an applicable discount rate. The Resolution Specialty Management Consulting Agreement provides a quarterly fee to Apollo equal to $250,000. In addition, Resolution Specialty is also required to pay Apollo a transaction fee if Resolution Specialty engages in any merger (other than the Combinations), acquisition or similar transaction unless Resolution Specialty and Apollo are unable to mutually agree upon the terms of Apollo’s engagement, in which case, Resolution Specialty will be able to retain another special advisor. Under the Resolution Specialty Management Consulting Agreement, Resolution Specialty has also agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services contemplated under this agreement.

This agreement was terminated in connection with the Combinations. See “—Combinations and Certain Relationships and Related Party Transactions Since the Combinations.”

DESCRIPTION OF NEW SENIOR SECURED CREDIT FACILITIES AND OTHER INDEBTEDNESS

In connection with the Combinations, Hexion assumed all the outstanding indebtedness of Resolution Performance. To the extent such indebtedness is secured, the assets of Hexion and its subsidiaries secure such indebtedness as described below. In connection with the Hexion Refinancings, we made tender offers to repurchase all of our outstanding 8% Senior Secured Notes, 9 1/2% Senior Second Secured Notes and 13 1/2% Senior Subordinated Notes. As of the expiration of the tender offers on May 17, 2006, we accepted tenders from holders of 100% of the outstanding principal amount of the 8% Senior Secured Notes, 99.9% of the outstanding principal amount of the 9 1/2% Senior Second Secured Notes and 89.0% of the outstanding principal amount of the 13 1/2% Senior Subordinated Notes. Subsequently, on June 18, 2006, we redeemed all of our 9 1/2% Senior Second Secured Notes and 13 1/2% Senior Subordinated Notes that remained outstanding with available cash. Hexion has the following secured indebtedness outstanding:

•	the new senior secured credit facilities; and

•	the August 2004 notes, the old notes and the exchange notes, collectively the “Other Second-Priority Indebtedness.”

Each of the foregoing are secured by separate collateral agreements with substantially identical terms and covering substantially identical collateral subject to exceptions for foreign collateral pledged in favor of lenders under the new senior secured credit facilities. In addition, HA-International, LLC and non-U.S. subsidiaries in countries including Australia, Brazil, Italy, Finland and Korea have various secured credit facilities and other arrangements with lenders.

First-Priority Lien Obligations

New Senior Secured Credit Facilities

In May 2006, we obtained new senior secured credit facilities, replacing our previously existing term loan and synthetic letter of credit facilities, as described below. In addition, we continue to have access to our previously existing revolving credit facility on the amended terms described below. We refer to these senior secured credit facilities (including the revolving credit facility, as amended) as the “new senior secured credit facilities” in this prospectus. The key terms of our new senior secured credit facilities are described below.

Our new senior secured credit facilities provide for a five-year, subject to adjustment as described below, $225 million revolving credit facility, which includes:

•	revolving credit subfacilities for Hexion, Hexion Canada, as the Canadian subsidiary borrower, Hexion Specialty Chemicals UK Limited and Borden Chemical UK Limited, as the U.K. subsidiary borrowers and Hexion Specialty Chemicals B.V., as the Dutch subsidiary borrower;

•	a letter of credit subfacility of $100 million to be made available for our account and the accounts of Hexion and our Canadian, U.K., and Dutch subsidiary borrowers; and

•	a $30 million swingline loan subfacility to be made available for our account and the accounts of Hexion and the U.K. and Dutch subsidiary borrowers.

We and our Canadian, U.K. and Dutch subsidiary borrowers will use our revolving credit facility for, among other things, our and our respective subsidiaries’ working capital and other general corporate purposes, including, without limitation, effecting permitted acquisitions and investments.

Our new senior secured credit facilities also provide for a seven-year, subject to adjustment as described below, $1,625 million term loan facility.

Our new senior secured credit facilities also provide for a seven-year, subject to adjustment as described below, $50 million synthetic letter of credit facility under which $50 million was deposited by lenders to be used to fund any drawn letters of credit under the facility. This facility is available for letters of credit for our account, and we will use this facility to replace the previously existing $50 million synthetic letter of credit facility.

Our new senior secured credit facilities are subject to early maturity on any date that greater than $200 million in the aggregate principal amount of certain of our and our subsidiaries’ indebtedness will mature within 91 days of such date.

Our new senior secured credit facilities also permit us to obtain up to an additional $200 million of credit facilities (the “additional credit facilities”) from lenders reasonably satisfactory to the administrative agent and us, without the consent of the existing lenders under our new senior secured credit facilities.

Scheduled Amortization Payments and Mandatory Prepayments

Our term loan facility and our synthetic letter of credit facility under the new senior secured credit facilities provide for quarterly and annual amortization payments, respectively, in each case totaling 1% per annum, with the balance payable or returnable, respectively, upon the final maturity date.

In addition, our new senior secured credit facilities require us to prepay outstanding term loans subject to certain exclusions, with:

•	100% of the net cash proceeds of asset sales and dispositions;

•	if our senior secured bank leverage ratio is greater than 2.75:1.0, 50% of our excess cash flow;

•	if our senior secured bank leverage ratio is greater than 2.75:1.0, 100% of the net cash proceeds received from issuances of debt, subject to exclusions with respect to debt that we and our subsidiaries may incur under the negative covenants.

Voluntary Prepayments and Reduction and Termination of Commitments

We may voluntarily prepay loans and permanently reduce the loan commitments or return synthetic letter of credit deposits under our new senior secured credit facilities at any time without premium or penalty, subject to the payment of customary LIBOR or EURO LIBOR breakage costs, if any. The revolving loan commitment and the synthetic letter of credit facility commitment may not be reduced to less than the outstanding balance of loans (in the case of the revolving loan commitment) and letter of credit obligations under such commitment on the date of such reduction. In addition, we may terminate our new senior secured credit facilities without paying a premium or penalty upon prior written notice, and, in some cases, we may revoke such notice. Upon termination, we will be required to repay all obligations outstanding under our new senior secured credit facilities and to satisfy all outstanding letter of credit obligations.

Interest and Applicable Margins

The interest rates with respect to term loans to Hexion and to the Dutch subsidiary borrower under our new senior secured credit facilities are based on, at our option, adjusted LIBOR (or EURO LIBOR for the Dutch subsidiary borrower) plus 2.00% or a Dollar base rate plus 0.50%.

The interest rates with respect to revolving loans to Hexion under our new senior secured credit facilities are based on, at our option, adjusted LIBOR plus 2.50% or a Dollar base rate plus 1.00%.

The interest rates with respect to revolving loans to the Canadian subsidiary borrower under our new senior secured credit facilities are based on (a) for loans made in dollars, at our option, adjusted LIBOR plus 2.50% or a base rate (based on a reference rate for Dollar denominated loans made in Canada) plus 1.00%, or (b) for loans made in Canadian Dollars, at our option, a Canadian Bankers’ Acceptances rate plus 2.50% or a Canadian Dollar base rate plus 1.00%.

The interest rates with respect to revolving loans to the U.K. subsidiary borrowers under our new senior secured credit facilities are based on (a) for loans made in dollars, at our option, adjusted LIBOR plus 2.50% or a Dollar base rate plus 1.00%, (b) for loans made in Sterling, at our option, adjusted LIBOR plus 2.50% or a Sterling base rate plus 1.00% or (c) for loans made in euros, at our option, EURO LIBOR plus 2.50% or a Euro base rate plus 1.00%.

The interest rates with respect to revolving loans to the Dutch subsidiary borrower under our new senior secured credit facilities are based on, at our option, EURO LIBOR plus 2.50% or a Euro base rate plus 1.00%.

These applicable margins are, with respect to loans under our revolving credit facility, subject to prospective adjustment on a quarterly basis depending on our consolidated leverage ratio and, with respect to term loans under our new senior secured credit facilities, subject to prospective adjustment depending on our corporate credit ratings. Following and during the continuance of an event of default, overdue amounts owing under our new senior secured credit facilities will bear interest at a rate per annum equal to the rate otherwise applicable thereto plus an additional 2.0%.

Guarantees and Collateral

Our obligations under our new senior secured credit facilities and under any interest rate protection or other hedging arrangements entered into with a lender or any affiliate thereof and under cash management lines of credit with a lender, any affiliate thereof or certain other financial institutions are guaranteed (i) prior to the initial public offering of our common stock, by our immediate parent, Hexion LLC (the successor by conversion to BHI Acquisition Corp.), and (ii) at all times, by each of our existing and subsequently acquired or organized material domestic subsidiaries, excluding HA-International, LLC. All obligations of the foreign subsidiary borrowers are guaranteed (i) prior to the initial public offering of our common stock, by Hexion LLC and (ii) at all times, by us, the U.S. subsidiary guarantors, the other foreign subsidiary borrowers and our and their respective material subsidiaries in the United States, the United Kingdom, Germany, the Netherlands and Canada (excluding subsidiaries in the United Kingdom, Germany and the United States that are unrestricted subsidiaries) and Resolution lberica Performance Products S.A.

Our new senior secured credit facilities are secured by substantially all the assets of (i) prior to the initial public offering of our common stock, Hexion LLC, which consists of a perfected first-priority pledge of all our capital stock and (ii) at all times, us and the subsidiary guarantors, including but not limited to: (a) a first-priority pledge of substantially all capital stock held by us or any subsidiary guarantor (which pledge, with respect to obligations in respect of the U.S. borrowings secured by a pledge of the stock of any first-tier foreign subsidiary, shall be limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in, and mortgages on, substantially all tangible and intangible assets of us and each subsidiary guarantor.

Notwithstanding the foregoing, (i) assets of foreign subsidiary guarantors only secure obligations in respect of the foreign borrowings, (ii) subject to certain exceptions, the collateral does not include (A) any real estate, fixtures or equipment of us or any of our subsidiaries located within the United States (except for assets that our board of directors determines do not constitute principal property under the indentures for our debentures due 2016, 2021 and 2023) and (B) any capital stock or evidence of indebtedness for borrowed money of certain subsidiaries held by us or our subsidiaries and (iii) assets of Hexion LLC, us or our domestic subsidiaries do not secure term loan obligations of our Dutch subsidiary borrower.

Covenants

Our new senior secured credit facilities contain financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. The negative covenants in the new senior secured credit facilities include, among other things, limitations (none of which are absolute) on our ability to:

•	declare dividends and make other distributions;

•	redeem or repurchase our capital stock;

•	prepay, redeem or repurchase certain of our subordinated indebtedness;

•	make loans or investments (including acquisitions);

•	incur additional indebtedness, except that we may incur indebtedness (other than first-lien indebtedness) so long as our consolidated leverage ratio is not greater than 5.0:1.0;

•	grant liens so long as our senior secured bank leverage ratio is not greater than 2.75:1.0 and certain other limitations are complied with;

•	enter into sale-leaseback transactions;

•	modify the terms of subordinated debt or other material agreements;

•	change our fiscal year;

•	restrict dividends from our subsidiaries or restrict liens;

•	enter into new lines of business;

•	recapitalize, merge, consolidate or enter into acquisitions;

•	sell our assets; and

•	enter into transactions with our affiliates.

In addition, our new senior secured credit facilities require us to maintain the following financial covenants:

•	a maximum senior secured bank leverage ratio; and

•	a maximum capital expenditure limitation.

Events of Default

Events of default under our new senior secured credit facilities include, without limitation, nonpayment, misrepresentations, breach of covenants, insolvency, bankruptcy, certain judgments, change of control (as defined in the credit agreement that governs our new senior secured credit facilities) and cross-defaults.

International Credit Facilities

We also have additional international credit facilities that provide liquidity to our local businesses in local currencies, in countries including Australia, Brazil, Finland, Italy and Korea. As of March 31, 2006, our international facilities provided availability totaling approximately $126 million, based on exchange rates as of such date, of which $67 million is available.

In connection with the Bakelite Transaction, we assumed $60 million of international credit facilities, primarily in Finland, Italy and Korea. The assumption of this debt reduced the Bakelite Acquisition cash purchase price dollar-for-dollar.

Other Second-Priority Indebtedness

August 2004 Notes

General

On August 12, 2004, two finance subsidiaries of Borden Chemical (the “August 2004 note issuers”) issued $150 million in aggregate principal amount of the original floating rate notes and $325 million in aggregate principal amount of the fixed rate notes. The original floating rate notes bear interest at a floating rate based on the London Interbank Rate payable quarterly in arrears, on January 15, April 15, July 15 and October 15 of each year. The fixed rate notes bear interest at a rate per annum equal to 9%, payable semi-annually in arrears, on January 15 and July 15 of each year. The original floating rate notes mature on July 15, 2010. The fixed rate notes mature on July 15, 2014. As of March 31, 2006, the total amount of principal and accrued interest outstanding under the original floating rate notes and original fixed rate notes was $153 million and $331 million, respectively. The fixed rate notes and the original floating rate notes are guaranteed, jointly and severally, on a senior secured basis, by Hexion and certain of its existing and future domestic subsidiaries that guarantee our obligations under our new senior secured credit facilities. The fixed rate notes and the original floating rate Notes and the related guarantees are secured by a second-priority lien, subject to permitted liens, on all of Hexion’s domestic assets (subject to certain exceptions) that secure its obligations under the new senior secured credit facilities and a portion of the capital stock of its direct and indirect domestic subsidiaries and direct foreign subsidiaries. The liens securing the fixed rate notes and the original floating rate notes will be equal in priority to, and cover the same collateral as, the liens securing our fixed rate notes. By virtue of the lien priority, the fixed rate notes and the original floating rate notes are effectively subordinated to the obligations under our new senior secured credit facilities to the extent of the value of the collateral securing such obligations.

Optional Redemption

Original Floating Rate Notes

On and after July 15, 2006, the August 2004 note issuers may redeem the original floating rate notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on July 15 of the years set forth below:

Period Redemption Price
2006	102.00%
2007	101.00%
2008 and thereafter	100.00%

Fixed Rate Notes

On and after July 15, 2009, the August 2004 note issuers may redeem the fixed rate notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on July 15 of the years set forth below:

Period Redemption Price
2009	104.50%
2010	103.00%
2011	101.50%
2012 and thereafter	100.00%

In addition, prior to July 15, 2009, the August 2004 note issuers may redeem the fixed rate notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the fixed rate notes redeemed plus make-whole premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Change of Control

If we experience a change of control, we will be required to make an offer to repurchase the fixed rate notes and the original floating rate notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

Covenants

The indenture that governs the fixed rate notes and the original floating rate notes contains covenants that, among other things, limits our ability and the ability of certain of our subsidiaries to:

•	incur or guarantee additional indebtedness or issue preferred stock;

•	grant liens on assets;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem capital stock or subordinated indebtedness;

•	make investments or acquisitions;

•	enter into sale/leaseback transactions;

•	incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us;

•	enter into transactions with our affiliates;

•	merge or consolidate with other companies or transfer all or substantially all of our assets; and

•	transfer or sell assets.

In addition, the fixed rate notes and the original floating rate notes specify events of default including failure to pay principal and interest on the fixed rate notes and the original floating rate notes, a failure to comply with covenants and certain bankruptcy, insolvency or reorganization events with respect to Hexion.

Unsecured Indebtedness

Industrial Revenue Bonds

General

The Industrial Revenue Bonds, or IRBs, consist of a $34 million Parish of Ascension, State of Louisiana Pollution Control Revenue Refunding Bond issued in connection with the funding of certain environmental compliance equipment at one of Hexion’s former facilities. The IRBs are due on December 1, 2009 and are tax exempt for as long as the equipment can be used for its original environmental compliance purpose.

Guaranty

Hexion’s obligations under the IRBs are unconditionally guaranteed by Hexion and its U.K. and Canadian subsidiaries. The guarantee of the U.K. subsidiaries is limited to $30 million for each U.K. subsidiary.

Rankings

The IRBs rank equally in right of payment with all of Hexion’s existing and future senior indebtedness and rank senior in right of payment to all of its existing and future subordinated indebtedness. The IRBs have no underlying assets to secure the payment of principal or interest related thereto.

Interest Rates

The IRBs bear interest at an annual rate of 10% and are intended to be tax exempt to the holder.

Optional Redemption

None.

Mandatory Redemption

The IRBs are subject to mandatory redemption at face amount plus accrued interest through the date of redemption, 180 days after a determination by a court as to a loss in tax exemption of the IRBs.

Change of Control

The change of control provisions with respect to the IRB guarantees are the same as the 8 3/8% Debentures, except certain provisions also apply to the guarantors of the IRBs.

In addition, in the event of both (a) a Designated Event (as defined below) and (b) a Rating Decline (as defined below), each holder has the right to require Hexion to purchase such holder’s IRBs at 100% of the principal amount thereof, plus accrued interest.

“Designated Event” means (i) a person becomes the beneficial owner of more than 30% of Hexion’s voting stock, (ii) during any period of two consecutive years, continuing directors cease to constitute a majority, (iii) consolidation, merger or transfer or lease of all or substantially all of its assets and its voting stock is changed into or exchanged for cash securities or other property, except for transaction with subsidiaries or involving exchange of Hexion’s voting stock as consideration in the acquisition of another business without change of its outstanding voting stock into or for cash, securities or other property, (iv) Hexion acquires 30% or more of its voting stock within any 12-month period, or (v) any distribution and the sum of the fair market value of such distribution, plus the fair market value of all other such distributions occurring during the preceding 12-month period, is at least 30% of the fair market value of Hexion’s voting stock.

“Rating Decline” shall be deemed to have occurred if on any date within the 90-day period following public notice of the occurrence of a Designated Event, in the event the IRBs are (i) investment grade, the rating falls below investment grade, or (ii) below investment grade, falls at least one full rating category. The 90-day period would be extended so long as the IRBs were under publicly announced consideration for possible downgrade by a rating agency, if applicable.

Covenants

The IRB guarantees are subject to substantially the same covenants described above with respect to the 8 3/8% Debentures. There are also other covenants applicable to the guarantors, including restrictions with respect to mergers, consolidations and conveyances of all or substantially all of their assets, and limitations on the payment of intercompany obligations upon an event of default with respect to the guarantees. The IRB guarantees restrict the foreign guarantors from entering into guarantees of the debts or obligations of other entities.

Events of Default

The IRBs and the related guarantees specify events of default including failure to pay principal and interest on the IRBs, a failure to comply with covenants, subject to a 30-day grace period in certain instances, certain bankruptcy events, loss of tax exempt status and certain cross defaults.

Senior Unsecured Debentures

General

Borden Chemical has sold, on four occasions, senior unsecured debentures, which are referred to collectively as the Debentures, each with separate maturity dates and interest rates. Borden Chemical redeemed its 9 1/4% Debentures concurrently with the closing of the Borden Acquisition. The following table sets forth certain information about the Debentures that remain outstanding:

Rate	Maturity Date	Original Face Value	Outstanding as of December 31, 2005	Sinking Fund Requirements
7 7/8%	February 15, 2023	$250,000,000	$246,782,000	None
8 3/8%	April 15, 2016	200,000,000	78,000,000	2007 to 2015 $20 million per year(1)
9 2/10%	March 15, 2021	200,000,000	114,800,000	None

(1)	Previous buybacks of Borden Chemical’s Debentures will allow us to fulfill our sinking fund requirements through 2013 for its 8 3/8% Debentures.

Rankings

The Debentures rank equally in right of payment with all of Hexion’s existing and future senior indebtedness and rank senior in right of payment to all of Hexion’s existing and future subordinated indebtedness. These Debentures are not secured and, as such, have no underlying assets to secure the payment of principal or interest.

Optional Redemption

The 8 3/8% Debentures may not be redeemed prior to April 15, 2006. Thereafter the 8 3/8% Debentures may be redeemed at par, plus accrued and unpaid interest. The 9 2/10% Debentures and the 7 7/8% Debentures are not redeemable prior to their respective maturity dates.

Mandatory Redemption

Except as described above in “—General,” Hexion is not required to make mandatory redemption or sinking fund payments with respect to the Debentures.

Change of Control

In the event of a Change in Control (as defined below), a holder has the right to require us to buy such holder’s 8 3/8% Debentures at 100% of their principal amount, plus accrued and unpaid interest.

“Change in Control” shall be deemed to have occurred at such time as any person is or becomes the beneficial owner of shares of Hexion’s stock entitling such person to exercise 20% or more of the total voting power of all classes of Hexion’s stock entitled to vote in elections of directors; provided, however, that a Change in Control shall not be deemed to have occurred if such event is approved by a majority of the continuing directors (as defined in the prospectus related to the 8 3/8% Debentures).

The 9 2/10% Debentures and the 7 7/8% Debentures do not contain provisions relating to a Change in Control.

Covenants

Under the terms of the indentures governing the Debentures, Hexion is subject to covenants that, among other things, restrict its ability to create liens on its assets, incur debt at its subsidiaries or enter into sale leaseback transactions.

Events of Default

The Debentures specify events of default including failure to pay principal and interest on the Debentures, a failure to comply with covenants, subject to a 90-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to us.

DESCRIPTION OF THE NOTES

The old notes were, and the exchange notes will be, issued under an Indenture (the “Indenture”) among Hexion U.S. Finance Corp. (the “US Issuer”), Hexion Nova Scotia Finance, ULC (the “Canadian Issuer”), Hexion, certain of Hexion’s subsidiaries and Wilmington Trust Company, as trustee (in such capacity, the “Trustee”). Copies of the Indenture may be obtained from Hexion upon request.

On May 20, 2005, we issued $150 million aggregate principal amount of Second Priority Senior Secured Floating Rate Notes due 2010 (the “old notes”) with, except as described under “Description of Certain Indebtedness—Other Second-Priority Indebtedness,” terms as described below. The old notes are not fungible with the original floating rate notes.

The following summarizes the material terms of the Indenture and the Registration Rights Agreement and is subject to all the provisions of the Indenture and the Registration Rights Agreement, including the definitions of certain terms made a part of the Indenture by the TIA. We urge you to read the Indenture and the Registration Right Agreement because they define your rights as holders of the notes. Copies of the Indenture, the indenture under which the August 2004 notes were issued (the “August 2004 Indenture”) and the Registration Rights Agreement may be obtained from Hexion upon request. Capitalized terms used in this “Description of the Notes” section and not otherwise defined have the meanings set forth under “—Certain Definitions.” As used in this “Description of the Notes” section, “we,” “us” and “our” refers to Hexion Specialty Chemicals, Inc. and its subsidiaries (or in the case of “—Additional Amounts,” “the Issuers and the Guarantors”; “Redemption for Changes in Withholding Tax” and “—Registered Exchange Offer; Registration Rights,” the Issuers), “Hexion” refers only to Hexion Specialty Chemicals, Inc. and not to any of its subsidiaries and “Issuers” refers to the U.S. Issuer and the Canadian Issuer, two finance subsidiaries of Hexion. The U.S. Issuer is a Delaware corporation. The Canadian Issuer is a Nova Scotia unlimited liability company. Neither Issuer has any material assets other than advances to Hexion and its affiliates.

Brief Description of the Notes

The old notes are, and the exchange notes will be:

•	the joint and several obligations of the Issuers;

•	senior obligations of the Issuers;

•	secured by a second-priority lien in the Collateral;

•	guaranteed on a senior secured basis by Hexion and each Subsidiary of Hexion that is a Guarantor; and

•	subject to registration with the SEC pursuant to the Registration Rights Agreement.

Principal, Maturity and Interest

The Issuers will issue the exchange notes in an aggregate principal amount up to $150 million. The exchange notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of the exchange notes, but in certain circumstances the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. The notes will mature on July 15, 2010.

The Issuers may issue additional notes from time to time after this exchange offer. Any offering of additional notes is subject to the covenant described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The old notes, the exchange notes and the additional notes which may be issued under the Indenture, if any, will be treated as a series of notes for purposes of the Indenture. Holders of any such additional notes actually issued will share equally and ratably in the Collateral. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the notes include any additional notes actually issued under the Indenture.

Interest on the old notes and the exchange notes will accrue at a rate per annum, reset quarterly, equal to LIBOR plus 5.50%, as determined by the calculation agent (the “Calculation Agent”), which shall initially be the Trustee. The Issuers will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest on the old notes and the exchange notes will be payable quarterly in arrears on January 15, April 15, July 15 and October 15. The Issuers will make each interest payment to the Holders of record of the old notes and the exchange notes on the immediately preceding January 1, April 1, July 1 and October 1. Interest on the old notes and the exchange notes will accrue from the Issue Date.

The amount of interest for each day that the old notes and the exchange notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the exchange notes. The amount of interest to be paid on the old notes and the exchange notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the old notes and the exchange notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

The Calculation Agent will, upon the request of any Holder of notes, provide the interest rate then in effect with respect to the exchange notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on the Issuers, the Guarantors and the holders of the exchange notes.

The Issuers will pay interest on overdue principal at 1% per annum in excess of the Daily Interest Amount and will pay interest on overdue installments at such higher rate to the extent lawful. Additional interest may accrue on the old notes in certain circumstances pursuant to the Registration Rights Agreement. See “—Registered Exchange Offer; Registration Rights.”

Optional Redemption

On and after July 15, 2006, the Issuers may redeem the notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on July 15 of the years set forth below:

Period	Redemption Price
2006	102.00%
2007	101.00%
2008 and thereafter	100.00%

Escrow of Proceeds; Special Mandatory Redemption

The Indenture provides that the gross proceeds of the offering of the old notes would be placed in escrow pending consummation of the Combinations. The notes would be subject to a special mandatory redemption in the event the Combinations were not consummated on or prior to July 31, 2005 or the Transaction Agreement Purchase Agreement was terminated in accordance with its terms at any time prior thereto. The Issue Date was May 20, 2005 and the Combinations were consummated on May 31, 2005 and therefore the proceeds of the offering of the old notes were placed in escrow as set forth above and released upon consummation of the Combinations.

Selection

In the case of any partial redemption of the notes, selection of the notes for redemption will be made by the Trustee on a pro rata basis to the extent practicable; provided, however, that no notes of $1,000 or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption so long as the Issuers have deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest and additional interest (if any) on, the notes to be redeemed.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

Except as described above under the caption “—Escrow of Proceeds; Special Mandatory Redemption,” the Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, the Issuers may be required to offer to purchase notes as described under the captions “—Change of Control” and “—Certain Covenants—Asset Sales.” We may at any time and from time to time purchase notes in the open market or otherwise.

Additional Amounts

We are required to make all our payments under or with respect to the notes free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter “Taxes”) imposed or levied by or on behalf of the government of Canada or any political subdivision or any authority or agency therein or thereof having power to tax, or within any other jurisdiction in which we are organized or are otherwise resident for tax purposes or any jurisdiction from or through which payment is made (each a “Relevant Taxing Jurisdiction”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof.

If we are so required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction from any payment made under or with respect to the notes, we will be required to pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by you (including Additional Amounts) after such withholding or deduction will not be less than the amount you would have received if such Taxes had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to (1) any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant holder and the Relevant Taxing Jurisdiction (other than the mere receipt of such payment or the ownership or holding outside of Canada of such note); (2) any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge; (3) any Taxes imposed or withheld by reason of the failure to comply by the holder of a note, or, if different, the beneficial owner of the interest payable on a note with a timely request of the Issuer addressed to such holder or beneficial owner to provide information, documents or other evidence concerning the nationality, residence, identity or connection with a Relevant Taxing Jurisdiction that is required or imposed by a statute, treaty, regulation or administrative practice of such Relevant Taxing Jurisdiction as a precondition to exemption from all or part of such Tax nor will we pay Additional Amounts (a) if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the note for payment within 30 days after the date on which such payment or such note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to Additional Amounts had the note been presented on the last day of such 30-day period), or (b) with respect to any payment of principal of (or premium, if any, on) or interest on such note to any holder who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settler with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder of such note.

Upon request, we will provide the Trustee with official receipts or other documentation satisfactory to the Trustee evidencing the payment of the Taxes with respect to which Additional Amounts are paid.

Whenever in the Indenture there is mentioned, in any context:

(1) the payment of principal;

(2) purchase prices in connection with a purchase of notes;

(3) interest; or

(4) any other amount payable on or with respect to any of the notes,

such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

We will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any jurisdiction from the execution, delivery, enforcement or registration of the notes, the Indenture, the Security Documents, the Intercreditor Agreement or any other document or instrument in relation thereof, or the receipt of any payments with respect to the notes, excluding such taxes, charges or similar levies imposed by any jurisdiction outside of Canada, the jurisdiction of incorporation of any successor of the Canadian Issuer or any jurisdiction in which a paying agent is located, and we will agree to indemnify the Holders for any such taxes paid by such Holders.

The obligations described under this heading will survive any termination or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor Person to the Canadian Issuer is organized or any political subdivision or taxing authority or agency thereof or therein.

For a discussion of Canadian withholding taxes applicable to payments under or with respect to the notes, see “Material Tax Consequences.”

Redemption for Changes in Withholding Taxes

We are entitled to redeem the notes, at our option, at any time as a whole but not in part, upon not less than 30 nor more than 60 days’ notice, at 100% of the principal amount thereof, plus accrued and unpaid interest (if any) to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to such notes, any Additional Amounts as a result of:

(1) a change in or an amendment to the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein); or

(2) any change in or amendment to any official position regarding the application or interpretation of such laws or regulations,

which change or amendment is announced or becomes effective on or after the date of the Original Offering Circular and we cannot avoid such obligation by taking reasonable measures available to us.

Before we publish or mail notice of redemption of the notes as described above, we will deliver to the Trustee an Officers’ Certificate to the effect that we cannot avoid our obligation to pay Additional Amounts by taking reasonable measures available to us. We will also deliver an opinion of independent legal counsel of recognized standing stating that we would be obligated to pay Additional Amounts as a result of a change in tax laws or regulations or the application or interpretation of such laws or regulations.

Ranking

The indebtedness evidenced by the old notes and the Guarantees is and the exchange notes and the related Guarantees will be senior Indebtedness of the Issuers or the applicable Guarantor, as the case may be, ranks and will rank pari passu in right of payment with all existing and future senior Indebtedness of the Issuers and the Guarantors, as the case may be, including the $150,000,000 in aggregate principal amount of the original floating rate notes and the $325,000,000 in aggregate principal amount of 9% Second Priority Senior Secured Notes Due 2014 (the “fixed rate notes” and together with original floating rate notes, the “August 2004 notes”) that the August 2004 note issuers issued on August 12, 2004 has and will have the benefit of the second-priority security interest in the Collateral as described under “—Security for the Notes” and is and will be senior in right of payment to all existing and future Subordinated Indebtedness of the Issuers and the Guarantors, as the case may be. Pursuant to the Security Documents and the Intercreditor Agreement, the security interests securing the old notes and the Guarantees are and the exchange notes and the related Guarantees will be second in priority (subject to Permitted Liens, including exceptions described under the caption “—Security for the Notes”) to all security interests at any time granted to secure First-Priority Lien Obligations.

As of March 31, 2006,

(1) Hexion and its Subsidiaries had $2.8 billion aggregate principal amount of senior Indebtedness (including the notes and the Guarantees) outstanding (excluding unused commitments); and

(2) Hexion’s Subsidiaries that are not Guarantors had total Indebtedness of approximately $342 million (excluding intercompany liabilities of Subsidiaries that are not Guarantors).

Although the Indenture contains limitations on the amount of additional Indebtedness which Hexion and its Subsidiaries may Incur, under certain circumstances the amount of such Indebtedness could be substantial and, subject to certain limitations, such Indebtedness may be Secured Indebtedness constituting a First-Priority Lien Obligation. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens.” See “Risk Factors—Risks Related to an Investment in the Notes.”

A significant portion of the operations of Hexion are conducted through its Subsidiaries. Unless the Subsidiary is a Guarantor or one of the Issuers, claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of Hexion, including holders of the old notes and the exchange notes. The old notes are and the exchange notes will be effectively subordinated to holders of indebtedness and other creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of Hexion that are not Guarantors or one of the Issuers. Although the Indenture will limit the Incurrence of Indebtedness by and the issuance of Disqualified Stock and Preferred Stock of certain of Hexion’s Subsidiaries, such limitation is subject to a number of significant qualifications. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Security for the Notes

The old notes and the Guarantees are and the exchange notes and the related Guarantees will be secured by second-priority security interests (subject to Permitted Liens) in the Collateral that will be equal in priority to the second-priority security interests in the collateral that secure the August 2004 notes and the related Guarantees. See “Risk Factors—Risks Related to an Investment in the Notes—Rights of holder of notes in the collateral may be adversely affected by bankruptcy proceedings.” The Collateral consists of (i) 100% of the Capital Stock of certain existing and certain future Domestic Subsidiaries of Hexion that are owned directly by Hexion or any Guarantor (subject to the limitations described in the next paragraph and “—Limitations on Stock Collateral”), (ii) 65% of the Capital Stock of all existing and certain future Foreign Subsidiaries of Hexion that are owned directly by Hexion or any Guarantor (subject to the limitations described in the next paragraph and “—Limitations on Stock Collateral”) and (iii) substantially all of the other property and assets, in each case, that are held by Hexion or any of the Subsidiary Guarantors, to the extent that such assets secure the First-Priority Lien Obligations and to the extent that a second-priority security interest is able to be granted or perfected therein.

In addition to the limitations described below under “—Limitations on Stock Collateral”, the initial Collateral does not include (i) any property or assets owned by any Foreign Subsidiaries, (ii) any real estate or Principal Property, (iii) any assets which, if included in the Collateral, would require the Existing Debentures to be ratably secured with the notes pursuant to the terms of the indentures for the Existing Debentures and (iv) proceeds and products from any and all of the foregoing excluded assets described in clauses (i) through (iv), unless such proceeds and products would otherwise constitute Collateral. Except for property and assets of Foreign Subsidiaries, the foregoing excluded property and assets do not secure the First-Priority Lien Obligations. The security interests securing the old notes are and the exchange notes will be second in priority to any and all security interests at any time granted to secure the First-Priority Lien Obligations and will also be subject to all other Permitted Liens. The notes will be equally and ratably secured with the August 2004 notes. The First-Priority Lien Obligations include Secured Bank Indebtedness and related obligations, as well as certain hedging obligations and certain other obligations in respect of cash management services. The Person holding such First-Priority Lien Obligations may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the ability of the Intercreditor Agent to realize or foreclose on the Collateral on behalf of holders of the notes.

The Issuers, Hexion and the Subsidiary Guarantors are and will be able to incur additional indebtedness in the future which could share in the Collateral, including additional First-Priority Lien Obligations and additional indebtedness which would be secured on a second-priority basis with the notes. The amount of such First-Priority Lien Obligations are and will be limited by the covenant disclosed under “—Certain Covenants—Liens,” and a substantially similar covenant set forth in the August 2004 Indenture and the amount of all such additional indebtedness will be limited by the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuances of Disqualified Stock and Preferred Stock” and a substantial similar covenant set forth in the August 2004 Indenture. Under certain circumstances the amount of such First-Priority Lien Obligations and additional indebtedness could be significant. See “Risk Factors—Risks Related to an Investment in the Notes.”

Limitations on Stock Collateral

The Capital Stock and securities of a Subsidiary of Hexion (other than the Hexion Canada Entities) that are owned by Hexion or any Guarantor constitute Collateral only to the extent that such Capital Stock and securities can secure the notes without Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act (or any other law, rule or regulation) requiring separate financial statements of such Subsidiary to be filed with the SEC (or any other governmental agency). In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Subsidiary (other than the Hexion Canada Entities) due to the fact that such Subsidiary’s Capital Stock and securities secure the notes, then the Capital

Stock and securities of such Subsidiary shall automatically be deemed not to be part of the Collateral (but only to the extent necessary to not be subject to such requirement). In such event, the Security Documents may be amended or modified, without the consent of any Holder of notes, to the extent necessary to release the second-priority security interests on the shares of Capital Stock and securities that are so deemed to no longer constitute part of the Collateral.

In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation, or any other law, rule or regulations adopted, which would permit) such Subsidiary’s Capital Stock and securities to secure the notes in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary, then the Capital Stock and securities of such Subsidiary shall automatically be deemed to be a part of the Collateral (but only to the extent necessary to not be subject to any such financial statement requirement). In such event, the Security Documents may be amended or modified, without the consent of any holder of notes, to the extent necessary to subject to the Liens under the Security Documents such additional Capital Stock and securities.

In accordance with the limitations set forth in the two immediately preceding paragraphs, as of the Combinations Date, other than with respect to Hexion Canada whose shares of Capital Stock became a part of the Collateral without regard to such limits described above, the Collateral includes shares of Capital Stock of the Subsidiaries only to the extent that the applicable value of such Capital Stock (on a Subsidiary-by-Subsidiary basis) is less than 20% of the aggregate principal amount of the notes outstanding. Following the Combinations Date, however, the portion of the Capital Stock of Subsidiaries constituting Collateral may decrease or increase as described above. See “Risk Factors—Risks Related to an Investment in the Notes.” The capital stock securing the notes will automatically be released from the second priority lien and no longer be deemed to be collateral to the extent the pledge of such capital stock would require the filing of separate financial statements for any of our subsidiaries (other than Hexion Canada) with the SEC. As a result of any such release, the notes could be secured by less collateral than our first priority indebtedness and the other indebtedness secured on a second priority basis to the extent such liens are not required to be similarly released.

After-Acquired Collateral

From and after the Combinations Date and subject to certain limitations and exceptions, if Hexion or any Guarantor creates, including in connection with the Combinations, any additional security interest upon any property or asset to secure any First-Priority Lien Obligations (which include Obligations in respect of the Credit Agreement), it must concurrently grant a second-priority security interest (subject to Permitted Liens, including the first-priority lien that secures obligations in respect of the First-Priority Lien Obligations) upon such property as security for the old notes and the exchange notes. Also, if granting a security interest in such property requires the consent of a third party, Hexion will use commercially reasonable efforts to obtain such consent with respect to the second-priority security interest for the benefit of the Trustee on behalf of the holders of the notes. If such third party does not consent to the granting of the second-priority security interest after the use of such commercially reasonable efforts, the applicable entity will not be required to provide such security interest.

Security Documents and Intercreditor Agreement

The Issuers, the Guarantors and the Trustee entered into one or more Security Documents defining the terms of the security interests that secure the notes and the Guarantees of the notes. These security interests secure the payment and performance when due of all of the Obligations of the Issuers and the Guarantors under the notes, the Indenture, the Guarantees and the Security Documents, as provided in the Security Documents. The Company and the Guarantors agreed to use their commercially reasonable efforts to complete on or prior to the Combinations Date all filings and other similar actions required in connection with the perfection of such security interests. For any actions which they were not able to complete on or prior to the Combinations Date, they agreed to use their commercially reasonable efforts to complete such actions as soon as reasonably practicable after such date.

The Trustee and the Intercreditor Agent entered into the Intercreditor Agreement, which may be amended from time to time to add other parties holding Other Second-Lien Obligations and other First-Priority Lien Obligations permitted to be incurred under the Indenture. The Intercreditor Agent is initially the administrative agent under the Credit Agreement. Pursuant to the terms of the Intercreditor Agreement, at any time at which First-Priority Lien Obligations are outstanding (whether incurred prior to, on or after the Issue Date), the Intercreditor Agent will determine the time and method by which the security interests in the Collateral will be enforced. The Trustee will not be permitted to enforce the security interests even if any Event of Default under the Indenture has occurred and the notes have been accelerated except (a) in any insolvency or liquidation proceeding, as necessary to file a claim or statement of interest with respect to such notes or (b) as necessary to take any action in order to create, prove, preserve, perfect or protect (but not enforce) its rights in the second-priority Liens. See “Risk Factors—Risks Related to an Investment in the Notes—Holders of notes will not control decisions regarding collateral.” At any time at which all First-Priority Lien Obligations have been discharged in full, subject to the terms of the Intercreditor Agreement, cash proceeds (after payment of the costs of enforcement and collateral administration) of the Collateral shall be distributed for the ratable benefit of the holders of the second priority lien obligations, including the holders of the notes. The proceeds from the sale of the Collateral remaining after the satisfaction of all First-Priority Lien Obligations may not be sufficient to satisfy the obligations owed to the holders of the notes. By its nature some or all of the Collateral is and will be illiquid and may have no readily ascertainable market value. Accordingly, the Collateral may not be able to be sold in a short period of time, if salable. See “Risk Factors—Risks Related to an Investment in the notes—There may not be sufficient collateral to pay all or any of the notes.”

In addition, the Security Documents and the Intercreditor Agreement provide that, so long as there are First-Priority Lien Obligations outstanding (whether incurred prior to, on or after the Issue Date), (1) the holders of First-Priority Lien Obligations may direct the Intercreditor Agent to take actions with respect to the Collateral (including the release of Collateral and the manner of realization) without the consent of the holders of the notes, (2) Hexion and the Subsidiary Guarantors may require the Trustee to agree to modify the Security Documents or the Intercreditor Agreement, without the consent of the Trustee and the holders of the notes, to secure additional extensions of credit and add additional secured creditors so long as such modifications do not expressly violate the provisions of the Credit Agreement or the Indenture and (3) the holders of the First-Priority Lien Obligations may change, waive, modify or vary the security documents without the consent of the holders of the notes, provided that any such change, waiver or modification does not materially adversely affect the rights of the holders of the notes and not the other secured creditors in a like or similar manner. Any provider of additional extensions of credit shall be entitled to rely on the determination of an Officer that such modifications do not expressly violate the provisions of the Credit Agreement or the Indenture if such determination is set forth in an Officer’s Certificate delivered to such provider; provided, however, that such determination will not affect whether or not Hexion has complied with its undertakings in the Indenture, the Security Documents or the Intercreditor Agreement. See “Risk Factors—Risks Related to an Investment in the Notes—Holders of notes will not control decisions regarding Collateral.”

Subject to the terms of the Security Documents, the Issuers and the Guarantors have the right to remain in possession and retain exclusive control of the Collateral securing the notes (other than any cash, securities, obligations and Cash Equivalents constituting part of the Collateral and deposited with the Intercreditor Agent in accordance with the provisions of the Security Documents and other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

See “Risk Factors—Risks Related to an Investment in the Notes—Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings.”

Release of Collateral

The Issuers and the Guarantors are entitled to the releases of property and other assets included in the Collateral from the Liens securing the notes under any one or more of the following circumstances:

(1) if all other Liens on such property or assets securing First-Priority Lien Obligations (including all commitments and letters of credit thereunder) are released and there are no outstanding Receivables Financings (or commitments therefor); provided, however, that it (x) the Issuers or any Guarantor subsequently incurs First-Priority Lien Obligations that are secured by liens on property or assets of the Issuers or any Guarantor of the type constituting the Collateral and the related Liens are incurred in reliance on clause (8) of the definition of Permitted Liens or (y) Hexion or any of its Restricted Subsidiaries subsequently enter into any Receivables Financing, then Hexion and its Restricted Subsidiaries will be required to reinstitute the security arrangements with respect to the Collateral in favor of the notes, which, in the case of any such subsequent First-Priority Lien Obligations, will be second priority Liens on the Collateral securing such First-Priority Lien Obligations to the same extent provided by the Security Documents and on the terms and conditions of the security documents relating to such First-Priority Lien Obligations, with the second-priority Lien held either by the administrative agent, collateral agent or other representative for such First-Priority Lien Obligations or by a collateral agent or other representative designated by Hexion to hold the second-priority Liens for the benefit of the Holders of the notes and subject to an intercreditor agreement that provides the administrative agent or collateral agent substantially the same rights and powers as afforded under the Intercreditor Agreement;

(2) to enable us to consummate the disposition of such property or assets to the extent not prohibited under the covenant described under “—Certain Covenants—Asset Sales;”

(3) in the case of a Guarantor that is released from its Guarantee with respect to the notes, the release of the property and assets of such Guarantor; or

(4) as described under “—Amendments and Waivers” below.

If an Event of Default under the Indenture exists on the date on which the First-Priority Lien Obligations are repaid in full and terminated (including all commitments and letters of credit thereunder), the second-priority Liens on the Collateral securing the notes will not be released, except to the extent the Collateral or any portion thereof was disposed of in order to repay the First-Priority Lien Obligations secured by the Collateral, and thereafter a majority of outstanding principal amount of the notes and Other Second Lien Obligations will have the right to direct the Intercreditor Agent to foreclose upon the Collateral (but in such event, the Liens on the Collateral securing the notes will be released when such Event of Default and all other Events of Default under the Indenture cease to exist).

The second-priority security interests in all Collateral securing the notes also will be released upon payment in full of the principal of, together with accrued and unpaid interest (including additional interest, if any) on, the notes and all other Obligations under the Indenture, the Guarantees under the Indenture and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest (including additional interest, if any), are paid.

Guarantees

On and after the Combinations Date, Hexion and each direct and indirect Restricted Subsidiary of Hexion that was a Domestic Subsidiary on the Combinations Date and that guarantees the obligations of Hexion under the Credit Agreement jointly and severally irrevocably and unconditionally guarantee on a senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture, the old notes and the exchange notes, whether for payment of principal of, premium, if any, or interest or additional interest on the old notes and the exchange notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Guarantors being herein called the “Guaranteed Obligations”). The Guaranteed Obligations of all Guarantors is secured by second-priority security interests (subject to Permitted Liens) in the Collateral owned by such Guarantor. Such Guarantors agreed to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Guarantees.

Each Guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable Guarantor without rendering such Guarantee, as it relates to such Guarantor, voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See “Risk Factors—Risks Related to an Investment in the Notes—Federal and state statutes allow courts, under specific circumstances, to void notes, guarantees and security interests and require note holders to return payments received from guarantors.” After the Combinations Date, Hexion will cause certain Domestic Subsidiaries that Incur or guarantee certain Indebtedness or that issue certain shares of Disqualified Stock or Preferred Stock to execute and deliver to the Trustee supplemental indentures pursuant to which such Restricted Subsidiary will guarantee payment of the notes on the same basis. See “—Certain Covenants—Future Guarantors.”

Each Guarantee is a continuing guarantee and, subject to the next succeeding paragraph, shall:

(1) remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2) be binding upon each such Guarantor and its successors; and

(3) inure to the benefit of and be enforceable by the Trustee, the holders of the notes and their successors, transferees and assigns.

A Guarantee of a Restricted Subsidiary will be automatically released upon:

(a) the sale, disposition or other transfer (including through merger or consolidation) of the Capital Stock (including any sale, disposition or other transfer following which the applicable Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of the applicable Guarantor if such sale, disposition or other transfer is made in compliance with the Indenture, in each case other than to Hexion or a Subsidiary of Hexion; provided, however, that such Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with, the Credit Agreement and any other Indebtedness of Hexion or any Restricted Subsidiary of Hexion;

(b) Hexion designating such Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under “—Certain Covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary;”

(c) the release or discharge of all guarantees by such Restricted Subsidiary and the repayment of all Indebtedness and retirement of all Disqualified Stock of such Restricted Subsidiary which, if Incurred by such Restricted Subsidiary, would require such Restricted Subsidiary to guarantee the notes under the covenant described under “—Certain Covenants—Future Guarantors;” and

(d) such Restricted Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest in favor of First-Priority Lien Obligations, subject to, in each case, the application of the proceeds of such foreclosure in the manner described under “—Security for the Notes—Release of Collateral.”

Book-Entry, Delivery and Form

General

Except as set forth below, the exchange notes will initially be issued in the form of one or more fully registered notes in global form without coupons (a “Global Note”). Each Global Note shall be deposited with the Trustee, as custodian for, and registered in the name of DTC or a nominee thereof. The old notes to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the global note.

Except as set forth below, the Global Note may be transferred, in whole but not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Note may not be exchanged for notes in certificated form except in the limited circumstances described below.

Depository Procedures

The operations and procedures of DTC are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

Pursuant to procedures established by DTC:

(1) upon issuance of the Global Notes, DTC will credit the principal amount of notes of the individual beneficial interests represented by the Global Note to the respective accounts of persons who have accounts with such depositary; and

(2) ownership of these interests in the Global Note will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the Global Note).

Investors in the Global Note who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Note who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in the Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in the Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Note will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and additional interest, if any, on the Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Issuers and the Trustee will treat the Persons in whose names the notes, including the Global Note, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuers, the Trustee nor any agent of the Issuers or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC’s current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or the Issuers. Neither the Issuers nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and the Issuers and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Note for legended notes in certificated form, and to distribute such notes to its participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither the Issuers nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of the Global Note for Certificated Notes

The Global Note is exchangeable for Certificated Notes if:

(1) DTC (A) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Notes or (B) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

(2) Hexion, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default with respect to the notes.

In addition, beneficial interests in the Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for the Global Note or beneficial interests in the Global Note will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in the Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See “Transfer Restrictions.”

Same Day Settlement and Payment

The Issuers will make payments in respect of the notes represented by the Global Note (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. The Issuers will make all payments of principal, interest and premium and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Note are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuers expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Registered Exchange Offer; Registration Rights

The following description is a summary of the material provisions of the Registration Rights Agreement. It does not restate that agreement in its entirety. We urge you to read the proposed form of Registration Rights Agreement in its entirety because it, and not this description, defines your registration rights as holders of the Notes.

The Issuers, the Guarantors and the Initial Purchasers entered into the Registration Rights Agreement on May 20, 2005. Pursuant to the Registration Rights Agreement, the Issuers and the Guarantors agreed to file with the SEC the Exchange Offer Registration Statement (as defined in the Registration Rights Agreement) on the appropriate form under the Securities Act with respect to the exchange notes. Upon the effectiveness of the Exchange Offer Registration Statement of which this prospectus forms a part, the Issuers will offer to the holders of Transfer Restricted Securities pursuant to the Exchange Offer (as defined in the Registration Rights Agreement) who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for the relevant exchange notes.

We agreed pursuant to the Registration Rights Agreement that we will, subject to certain exceptions,

(1) prepare and use commercially reasonable efforts to file a registration statement (the “Exchange Offer Registration Statement”) with the SEC with respect to a registered offer (the “Registered Exchange Offer”) to exchange the old notes of each series for exchange notes of the same series of the Issuers (the “exchange notes”) having terms substantially identical in all material respects to the old notes being exchanged (except that the exchange notes will not contain terms with respect to transfer restrictions);

(2) use commercially reasonable efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act;

(3) as soon as practicable after the effectiveness of the Exchange Offer Registration Statement (the “Effectiveness Date”), offer the exchange notes of each series in exchange for surrender of the old notes of the relevant series; and

(4) keep the Registered Exchange Offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the Registered Exchange Offer is mailed to the holders of the old notes.

For each old note validly tendered to us and not withdrawn pursuant to the Registered Exchange Offer, we will issue to the holder of such old note an exchange note of the relevant series having a principal amount equal to that of the surrendered note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor, or, if no interest has been paid on such note, from the Issue Date.

Under existing SEC interpretations, the exchange notes will be freely transferable by holders other than our affiliates after the Registered Exchange Offer without further registration under the Securities Act if the holder of the exchange notes represents to us in the Registered Exchange Offer that it is acquiring the exchange notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the exchange notes and that it is not an affiliate of the Issuers, as such terms are interpreted by the SEC; provided, however, that broker dealers (“Participating Broker Dealers”) receiving exchange notes in the Registered Exchange Offer will have a prospectus delivery requirement with respect to resales of such exchange notes. The SEC has taken the position that Participating Broker Dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of the notes) with the prospectus contained in the Exchange Offer Registration Statement.

Under the Registration Rights Agreement, the Issuers are required to allow Participating Broker Dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such exchange notes for 180 days following the effective date of such Exchange Offer Registration Statement (or such shorter period during which Participating Broker-Dealers are required by law to deliver such prospectus).

A Holder of old notes (other than certain specified holders) who wishes to exchange such old notes for exchange notes in the Registered Exchange Offer will be required to represent that any exchange notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the Registered Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes and that it is not an “affiliate” of the Issuers, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

In the event that with respect to the notes:

(1) applicable interpretations of the staff of the SEC do not permit us to effect such a Registered Exchange Offer;

(2) for any other reason we do not consummate the Registered Exchange Offer within 300 days of the Combinations Date;

(3) an Initial Purchaser shall notify us on or before the 60th day following consummation of the Registered Exchange Offer that old notes held by it are not eligible to be exchanged for exchange notes in the Registered Exchange Offer; or

(4) certain holders are prohibited by law or SEC policy from participating in the Registered Exchange Offer or may not resell the exchange notes acquired by them in the Registered Exchange Offer to the public without delivering a prospectus and such holders notify us in writing on or before the 60th day following consummation of the Registered Exchange Offer, then, we will with respect to the notes, subject to certain exceptions,

(i) promptly file a shelf registration statement covering resales of the old notes or the exchange notes, as the case may be (the “Shelf Registration Statement”); provided that the Issuers shall not be required to file a Shelf Registration Statement prior to 180 days after the Combinations Date;

(ii) (A) in the case of clause (1) above, use commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 300th day after the Combinations Date and (B) in the case of clause (2), (3) or (4) above, use commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act as promptly as possible after the date on which the Shelf Registration Statement is required to be filed (provided that the Issuers shall not be required to cause the Shelf Registration to be declared effective under the Securities Act earlier than the 300th day after the Combinations Date); and

(iii) keep the Shelf Registration Statement effective until the earliest of (A) the time when the notes covered by the Shelf Registration Statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (B) two years from the Combinations Date and (C) the date on which all notes registered thereunder are disposed of in accordance therewith.

If pursuant to the Registration Rights Agreement, a Shelf Registration Statement is filed, we will, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the old notes or the exchange notes, as the case may be. A holder selling such old notes or exchange notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such holder (including certain indemnification obligations).

We may require each holder requesting to be named as a selling security holder to furnish to us such information regarding the holder and the distribution of the old notes or exchange notes by the holder as we may from time to time reasonably require for the inclusion of the holder in the Shelf Registration Statement, including requiring the holder to properly complete and execute such selling security holder notice and questionnaires, and any amendments or supplements thereto, as we may reasonably deem necessary or appropriate. We may refuse to name any holder as a selling security holder that fails to provide us with such information.

We will pay additional cash interest on the old notes and exchange notes, subject to certain exceptions,

(1) if the Issuers fail to file the Exchange Offer Registration Statement with the SEC on or prior to the 180th day after the Combinations Date;

(2) if the Exchange Offer is not consummated on or before the 300th day after the Combinations Date,

(3) if obligated to file a Shelf Registration Statement pursuant to clause (1) above, a Shelf Registration Statement is not declared effective by the SEC on or prior to the 300th day after the Combinations Date,

(4) if obligated to file a Shelf Registration Statement pursuant to clause (2), (3) or (4) above, the Shelf Registration Statement is not declared effective on or prior to the 60th day after the date on which the Shelf Registration Statement is required to be filed, or

(5) after the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, is declared effective, such Registration Statement thereafter ceases to be effective or usable (subject to certain exceptions) (each such event referred to in the preceding clauses (1) through (5) a “Registration Default”);

from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured.

The rate of the additional interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a Registration Default, and such rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 1.00% per annum. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the old notes and the exchange notes.

All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the old notes shall be deemed to include any additional interest payable pursuant to the Registration Rights Agreement.

If we effect the Registered Exchange Offer, we will be entitled to close the Registered Exchange Offer 20 business days after the commencement thereof provided that we have accepted all old notes theretofore validly tendered in accordance with the terms of the Registered Exchange Offer.

Change of Control

The occurrence of any of the following events will constitute a “Change of Control:”

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of Hexion and its Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders; or

(2) Hexion becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of Hexion; or

(3) individuals who on August 12, 2004 following consummation of the Borden Transaction constituted the Board of Directors of Hexion (together with any new directors whose election by such Board of Directors of Hexion or whose nomination for election by the shareholders of Hexion was approved by (a) a vote of a majority of the directors of Hexion then still in office who were either directors on the Acquisition Date or whose election or nomination for election was previously so approved or (b) the Permitted Holders) cease for any reason to constitute a majority of the Board of Directors of Hexion then in office.

The occurrence of any Change of Control will constitute an Event of Default under the Indenture unless the Issuers (i)(A) make an offer within 30 days following such Change of Control to all holders of the notes to purchase all the notes properly tendered (a “Change of Control Offer”) at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount thereof, plus accrued and unpaid interest (if any) to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); and (B) purchase all the notes properly tendered in accordance with the Change of Control Offer or (ii) exercise their right, within 30 days following such Change of Control, to redeem all the notes as described under “—Optional Redemption.”

A “Change of Control Offer” means a notice mailed to each holder of the notes with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Issuers to purchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its notes purchased.

The Issuers will be deemed to have made a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture applicable to a Change of Control Offer, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have failed to make a Change of Control Offer or purchase notes pursuant thereto as described above by virtue thereof.

This Change of Control repurchase provision is a result of negotiations among Hexion, the Issuers and the Initial Purchasers. Hexion has no present intention to engage in a transaction involving a Change of Control, although it is possible that Hexion could decide to do so in the future. Subject to the limitations discussed below, Hexion could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect Hexion’s capital structure or credit ratings.

The occurrence of events which would constitute a Change of Control would constitute a default under the Credit Agreement. Future indebtedness of Hexion may contain prohibitions on certain events which would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the purchase of the notes pursuant to a Change of Control Offer could cause a default under such other indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers, Hexion and the other Guarantors. Finally, our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any such repurchases.

The definition of Change of Control includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of Hexion and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuers to repurchase such notes as a result of a sale, lease or transfer of less than all of the assets of Issuers and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the Indenture relative to a Change of Control Event of Default may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes, respectively until such time as tendered notes must be purchased.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

Hexion will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock and Hexion will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that Hexion and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary may issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of Hexion for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(a) the Incurrence by Hexion or its Restricted Subsidiaries of Indebtedness under any Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount then outstanding equal to the greater of (i) $175 million less the sum of (A) the amount of any such Indebtedness Incurred pursuant to this clause (a) that is permanently retired with the Net Proceeds from any Asset Sale applied from and after August 12, 2004 to reduce the outstanding amounts pursuant to the covenant described under “—Asset Sales” and (B) the aggregate Off-Balance Sheet Financing Amount attributable to all Qualified Receivables Financings then outstanding and (ii) 100% of the book value of the accounts receivables of Hexion and its Restricted Subsidiaries (other than HAI);

(b) the Incurrence by the Issuers and the Guarantors of Indebtedness represented by the August 2004 notes (not including the notes, any additional notes or any additional notes issued under the August 2004 Indenture) and the related Guarantees, as applicable;

(c) Indebtedness existing on August 12, 2004 (after giving effect to the Borden Transaction) (other than Indebtedness described in clauses (a) and (b)), including the Existing Debentures;

(d) Indebtedness (including Capitalized Lease Obligations) Incurred by Hexion or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding that was Incurred (or deemed Incurred as provided under clause (n) below) pursuant to this clause (d), does not exceed $75 million;

(e) Indebtedness Incurred by Hexion or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit, such obligations are reimbursed within 30 days following such drawing;

(f) Indebtedness arising from agreements of Hexion or any of its Restricted Subsidiaries providing for adjustment of purchase price or similar obligations, in each case, Incurred in connection with the disposition of any business, assets or a Subsidiary of Hexion in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided, however, that, at the time of closing, the amount of such Indebtedness is not determinable and, to the extent such Indebtedness thereafter becomes fixed and determined, the Indebtedness is paid within 60 days thereafter;

(g) Indebtedness of Hexion to a Restricted Subsidiary; provided, however, that any such Indebtedness is subordinated in right of payment to the obligations of Hexion under its Guarantee; provided further, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to another Restricted Subsidiary) shall be deemed, in each case to be an Incurrence of such Indebtedness;

(h) shares of Preferred Stock of a Restricted Subsidiary issued to Hexion or another Restricted Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another

Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to Hexion or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(i) Indebtedness of a Restricted Subsidiary to Hexion or another Restricted Subsidiary; provided, however, that (i) any such Indebtedness is made pursuant to an intercompany note and (ii) if a Guarantor Subsidiary Incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(j) Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes): (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases;

(k) obligations in respect of performance, bid and surety bonds, including surety bonds issued in respect of workers’ compensation claims, and completion guarantees provided by Hexion or any Restricted Subsidiary in the ordinary course of business;

(l) Indebtedness or Disqualified Stock of Hexion or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, as applicable, which when aggregated with the principal amount or liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and Incurred pursuant to this clause (l), does not exceed $100 million at any one time outstanding (it being understood that any Indebtedness Incurred under this clause (l) shall cease to be deemed Incurred or outstanding for purposes of this clause (l) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which Hexion, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (l));

(m) any guarantee by Hexion or any of its Restricted Subsidiaries of Indebtedness or other obligations of Hexion or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by Hexion or such Restricted Subsidiary is permitted under the terms of the Indenture; provided, however, that if such Indebtedness is by its express terms subordinated in right of payment to the notes or the Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of any Guarantor with respect to such Indebtedness shall be subordinated in right of payment to such Guarantor’s Guarantee with respect to the notes substantially to the same extent as such Indebtedness is subordinated to the notes or the Guarantee of such Guarantor, as applicable;

(n) the Incurrence by Hexion or any of its Restricted Subsidiaries of Indebtedness which serves to refund, refinance or defease any Indebtedness Incurred under the first paragraph of this covenant or clause (b), (c), (d), (n), (o) or (s) of this paragraph (subject to the following proviso, “Refinancing Indebtedness”); provided, however, that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness being refunded or refinanced that were due on or after the date one year following the last maturity date of any notes then outstanding were instead due on such date one year following;

(2) has a Stated Maturity which is no earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded or refinanced or (y) one year following the last maturity date of any notes then outstanding;

(3) to the extent such Refinancing Indebtedness refinances Indebtedness junior to the notes or the Guarantee of such Restricted Subsidiary, as applicable, such Refinancing Indebtedness is junior to the notes or the Guarantee of such Restricted Subsidiary, as applicable;

(4) is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing;

(5) shall not include (x) Indebtedness of a Restricted Subsidiary of Hexion that is not a Guarantor that refinances Indebtedness of Hexion or another Guarantor (unless such Restricted Subsidiary is an obligor with respect to such Indebtedness being refinanced), or (y) Indebtedness of Hexion or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and

(6) in the case of any Refinancing Indebtedness Incurred to refinance Indebtedness outstanding under clause (d) or (s), shall be deemed to have been Incurred and to be outstanding under such clause (d) or (s), as applicable, and not this clause (n) for purposes of determining amounts outstanding under such clauses (d) and (s);

provided further, however, that subclauses (1), (2) and (3) of this clause (n) will not apply to any refunding or refinancing of (A) the notes, (B) any Secured Indebtedness constituting a First-Priority Lien Obligation or (C) any Existing Debentures consisting of pollution control bonds;

(o) Indebtedness or Disqualified Stock of Persons that are acquired by Hexion or any of its Restricted Subsidiaries or merged into Hexion or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that such Indebtedness or Disqualified Stock is not Incurred in contemplation of such acquisition or merger or to provide all or a portion of the funds or credit support required to consummate such acquisition or merger; provided further, however, that after giving effect to such acquisition and the Incurrence of such Indebtedness either:

(1) Hexion would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant; or

(2) the Fixed Charge Coverage Ratio would be greater than immediately prior to such acquisition;

(p) Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse to Hexion or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(q) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two Business Days of its Incurrence;

(r) Indebtedness of Hexion or any Restricted Subsidiary supported by a letter of credit issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(s) Contribution Indebtedness;

(t) Indebtedness of Foreign Subsidiaries of Hexion for working capital purposes; and

(u) Indebtedness of Hexion or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take or pay obligations contained in supply arrangements, in each case, entered into in the ordinary course of business.

Notwithstanding the foregoing, Hexion, the Issuers and the Guarantors may not Incur any Indebtedness pursuant to the immediately preceding paragraph if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Indebtedness unless such Indebtedness will be subordinated to the notes or such Guarantor’s Guarantee, as applicable, to at least the same extent as such Subordinated Indebtedness. For purposes of determining compliance with this covenant, (A) Indebtedness need not be Incurred solely by reference to one category of permitted Indebtedness described in clauses (a) through (u) or pursuant to the first paragraph of this covenant but is permitted to be Incurred in part under any combination thereof and (B) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Indebtedness described in clauses (a) through (u) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, Hexion shall, in its sole discretion, classify or reclassify such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and will only be required to include the amount and type of such item of Indebtedness in one of the above clauses and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof; provided, however, that all Indebtedness under the Credit Agreement outstanding on August 12, 2004 shall be deemed to have been Incurred pursuant to clause (a) and Hexion shall not be permitted to reclassify all or any portion of such Indebtedness. Accrual of interest, the accretion of accreted value, amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock of Hexion, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in clause (3) of the definition of “Indebtedness” will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided, however, that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

Notwithstanding the foregoing, the Issuers may not incur any Indebtedness or issue any shares of Disqualified Stock or Preferred Stock unless all of the Issuers’ obligations with respect thereto are fully and unconditionally guaranteed by Hexion; provided, however, such guarantee will be deemed to be full and unconditional even if subject to the same kinds of limitations applicable to the Guarantee by Hexion of the notes.

Limitation on Restricted Payments

(a) Hexion will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of Hexion’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment with respect to such Equity Interests made in connection with any merger or consolidation (other than (A) dividends or distributions payable solely in Equity Interests (other than Disqualified Stock) of Hexion; or (B) dividends or distributions by a Restricted Subsidiary; provided, however, that, in the case of any dividend or distribution payable on or in respect of any Equity Interests issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, Hexion or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its ownership percentage of such Equity Interests);

(2) purchase or otherwise acquire or retire for value any Equity Interests of Hexion or any direct or indirect parent company of Hexion;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of Hexion or any Subsidiary Guarantor (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (g) and (i) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); or

(4) make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(i) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(ii) immediately after giving effect to such transaction on a pro forma basis, Hexion could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(iii) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Hexion and its Restricted Subsidiaries after August 12, 2004 (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amounts paid pursuant to such clause), (6) and (8) of paragraph (b) below, but excluding all other Restricted Payments permitted by paragraph (b) below), is less than the sum of, without duplication,

(1) 50% of the Consolidated Net Income of Hexion for the period (taken as one accounting period) from June 30, 2004 to the end of Hexion’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received by Hexion after August 12, 2004 from the issue or sale of Equity Interests of Hexion (excluding Refunding Capital Stock, Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of Hexion or an employee stock ownership plan or trust established by Hexion or any of its Subsidiaries), plus

(3) 100% of the aggregate amount of cash contributions to the capital of Hexion, and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received after August 12, 2004 (other than Refunding Capital Stock, Designated Preferred Stock, contributions from the issuance of Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock), plus

(4) 100% of the aggregate amount received by Hexion or any Restricted Subsidiary in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash received by Hexion or any Restricted Subsidiary, in each case subsequent to August 12, 2004, from:

(A) the sale or other disposition (other than to Hexion or a Restricted Subsidiary of Hexion) of Restricted Investments made by Hexion and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from Hexion and its Restricted Subsidiaries by any Person (other than Hexion or any of its Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of paragraph (b) below),

(B) the sale (other than to Hexion or a Restricted Subsidiary of Hexion) of the Capital Stock of an Unrestricted Subsidiary or

(C) a distribution or dividend from an Unrestricted Subsidiary, plus

(5) in the event any Unrestricted Subsidiary of Hexion has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, Hexion or a Restricted Subsidiary of Hexion, in each case subsequent to August 12, 2004, the Fair Market Value (as determined in accordance with the next succeeding sentence) of the Investment of Hexion in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after deducting any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of paragraph (b) below or constituted a Permitted Investment).

The Fair Market Value of property other than cash covered by clauses (iii)(2), (3), (4) and (5) above shall be determined in good faith by Hexion and

(A) in the event of property with a Fair Market Value in excess of $4 million, shall be set forth in an Officers’ Certificate or

(B) in the event of property with a Fair Market Value in excess of $15 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of Hexion.

(b) The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) (A) the repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of Hexion or any direct or indirect parent company of Hexion or Subordinated Indebtedness of Hexion or any Subsidiary Guarantor in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of Hexion or any direct or indirect parent company of Hexion or contributions to the equity capital of Hexion (other than Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock or any Equity Interests sold to a Subsidiary of Hexion or to an employee stock ownership plan or any trust established by Hexion or any of its Subsidiaries) (collectively, including any such contributions, “Refunding Capital Stock”) and

(B) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of Hexion or to an employee stock ownership plan or any trust established by Hexion or any of its Subsidiaries) of Refunding Capital Stock;

(3) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of Hexion or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of new Indebtedness of Issuer or such Subsidiary Guarantor, respectively, which is Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as

(A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired plus any fees incurred in connection therewith),

(B) such Indebtedness is subordinated to the notes or the related Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value,

(C) such Indebtedness has a Stated Maturity which is no earlier than the earlier of (x) the Stated Maturity of the Subordinated Indebtedness being redeemed, repurchased, acquired or retired or (y) one year following the last maturity date of any notes then outstanding; and

(D) such Indebtedness has a Weighted Average Life to Maturity which is not less than (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being redeemed, repurchased, acquired or retired and (y) the Weighted Average Life to Maturity that would result of all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, acquired or retired that were due on or after the date one year following the last maturity date of any notes then outstanding were instead due on such date one year following;

(4) the repurchase, retirement or other acquisition (or dividends to any direct or indirect parent company of Hexion to finance any such repurchase, retirement or other acquisition) for value of Equity Interests of Hexion or any direct or indirect parent company of Hexion held by any future, present or former employee, director or consultant of Hexion or any direct or indirect parent company of Hexion or any Subsidiary of Hexion pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, that the aggregate amounts paid under this clause (4) do not exceed $12.5 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the next succeeding calendar year); provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(A) the cash proceeds received by Hexion or any of its Restricted Subsidiaries from the sale of Equity Interests (excluding Refunding Capital Stock, Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock) of Hexion or any direct or indirect parent company of Hexion (to the extent contributed to Hexion) to members of management, directors or consultants of Hexion and its Restricted Subsidiaries or any direct or indirect parent company of Hexion that occurs after August 12, 2004; provided, however, that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (iii) of paragraph (a) of this covenant); plus

(B) the cash proceeds of key man life insurance policies received by Hexion or any direct or indirect parent company of Hexion (to the extent contributed to Hexion) and its Restricted Subsidiaries after August 12, 2004;

(provided, however, that Hexion may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year and, to the extent any payment described under this clause (4) is made by delivery of Indebtedness and not in cash, such payment shall be deemed to occur only when, and to the extent, the obligor on such Indebtedness makes payments with respect to such Indebtedness);

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of Hexion or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after August 12, 2004 and the declaration and payment of dividends to any direct or indirect parent company of Hexion, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent company of Hexion issued after August 12, 2004 the proceeds of which were contributed to Hexion; provided, however, that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, Hexion would have had a Fixed Charge Coverage Ratio of at least 2.25 to 1.00 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received by Hexion from the issuance of Designated Preferred Stock (other than Disqualified Stock) issued after August 12, 2004;

(7) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed $25 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) the payment of dividends on Hexion’s common stock (or the payment of dividends to any direct or indirect parent of Hexion to fund the payment by any direct or indirect parent of Hexion of dividends on such entity’s common stock) of up to 6.0% per annum of the net proceeds received by Hexion from any public offering of common stock or contributed to Hexion by any direct or indirect parent of Hexion from any public offering of common stock;

(9) Investments that are made with Excluded Contributions;

(10) other Restricted Payments in an aggregate amount not to exceed $30 million;

(11) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to Hexion or a Restricted Subsidiary of Hexion by, Unrestricted Subsidiaries;

(12) (A) with respect to each tax year or portion thereof that any direct or indirect parent of Hexion qualifies as a Flow Through Entity, the distribution by Hexion to the holders of Capital Stock of such direct or indirect parent of Hexion of an amount equal to the product of (i) the amount of aggregate net taxable income of Hexion allocated to the holders of Capital Stock of Hexion for such period and (ii) the Presumed Tax Rate for such period; and

(B) with respect to any tax year or portion thereof that any direct or indirect parent of Hexion does not qualify as a Flow Through Entity, the payment of dividends or other distributions to any direct or indirect parent company of Hexion that files a consolidated U.S. federal tax return that includes Hexion and its subsidiaries in an amount not to exceed the amount that Hexion and its Restricted Subsidiaries would have been required to pay in respect of federal, state or local taxes (as the case may be) in respect of such year if Hexion and its Restricted Subsidiaries paid such taxes directly as a stand-alone taxpayer (or stand-alone group);

(13) the payment of dividends, other distributions or other amounts by Hexion:

(A) in amounts equal to the amounts required for any direct or indirect parent of Hexion to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnity provided on behalf of, officers and employees of any direct or indirect parent of Hexion, and general corporate overhead expenses of any direct or indirect parent of Hexion, in each case to the extent such fees, expenses, salaries, bonuses, benefits and indemnities are attributable to the ownership or operation of Hexion and its respective Subsidiaries; provided, however, that any such dividends, distributions or other amounts are treated as an operating expense of Hexion for purposes of determining the Consolidated Net Income of Hexion; and

(B) in amounts equal to amounts required for any direct or indirect parent of Hexion, to pay interest or principal on Indebtedness the proceeds of which have been contributed to Hexion or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, Hexion Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided, however, that any such contribution will not increase the amount available for Restricted Payments under clause (iii) of the immediately preceding paragraph or be used to incur Contribution Indebtedness or to make a Restricted Payment pursuant to paragraph (b) of this covenant (other than payments permitted by this clause (13); provided further, however, any such dividends, other distributions or other amounts used to pay interest are treated as interest payments of Hexion for purposes of the Indenture;

(14) cash dividends or other distributions on Hexion’s Capital Stock used to, or the making of loans to any direct or indirect parent of Hexion to, fund the payment of fees and expenses incurred in connection with the Borden Transaction or owed by Hexion or any Restricted Subsidiary of Hexion to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates;”

(15) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

(16) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing;

(17) in the event of a Change of Control, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness or Disqualified Stock of Hexion or Subordinated Indebtedness of any Guarantor or Disqualified Stock or Preferred Stock of any Restricted Subsidiary, in each case, at a purchase price not greater than 101% of the principal amount or liquidation preference, as applicable (or, if such Subordinated Indebtedness was issued with original issue discount, 101% of the accreted value), of such Subordinated Indebtedness, Disqualified Stock or Preferred Stock, plus any accrued and unpaid interest or dividends thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, Issuers (or a third party to the extent permitted by the Indenture) have made a Change of Control Offer with respect to the notes as a result of such Change of Control and have repurchased all notes validly tendered and not withdrawn in connection with such Change of Control Offer; and

(18) in the event of an Asset Sale that requires the Issuers to offer to purchase notes pursuant to the covenant described under “—Asset Sales,” the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness or Disqualified Stock of Hexion or Subordinated Indebtedness of any Guarantor or Disqualified Stock or Preferred Stock of any Restricted Subsidiary, in each case, at a purchase price not greater than 100% of the principal amount or liquidation preference, as applicable (or, if such Subordinated Indebtedness was issued with original issue discount, 100% of the accreted value), of such Subordinated Indebtedness, Disqualified Stock or Preferred Stock, plus any accrued and unpaid interest or dividends thereon; provided, however, that (i) prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Issuers (or a third party to the extent permitted by the Indenture) have made an Asset Sale Offer with respect to the notes as a result of such Asset Sale and have repurchased all notes validly tendered and not withdrawn in connection with such Asset Sale Offer and (ii) the aggregate amount of all such payments, purchases, redemptions, defeasances or other acquisitions or retirements of all such Subordinated Indebtedness, Disqualified Stock and Preferred Stock may not exceed the amount of the Excess Proceeds used to determine the aggregate purchase price of the notes tendered for in such Asset Sale Offer less the aggregate amount applied in connection with such Asset Sale Offer;

(19) any Restricted Payments made in connection with the consummation of the Borden Transaction, the redemption of Hexion’s 9 1/4% Debentures Due 2019, the repayment or repurchase of the Parish of Ascension, Louisiana Industrial Revenue Bonds of Hexion, the repayment of Hexion’s senior secured credit facility in effect immediately prior to August 12, 2004 or as contemplated by the Stock Purchase Agreement, including any payments or loans made to any direct or indirect parent to enable it to make any such payments; and

(20) payments of cash, or dividends, distributions or advances by Hexion or any Restricted Subsidiary to allow any such entity to make payments of cash, in lieu of the issuance of fractional shares upon the exercise of warrants or upon the conversion or exchange of Capital Stock of any such Person; provided, however, the aggregate amount of such payments, dividends, distributions or advances does not exceed $3 million;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6), (7), (10), (11), (17) and (18), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Combinations Date, all of Hexion’s Subsidiaries were Restricted Subsidiaries, except that HAI will not be subject to the covenants described under “—Certain Covenants.” Hexion will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by Hexion and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries

Hexion will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) (i) pay dividends or make any other distributions to Hexion or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or by, its profits or (ii) pay any Indebtedness owed to Hexion or any of its Restricted Subsidiaries;

(b) make loans or advances to Hexion or any of its Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to Hexion or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on August 12, 2004, including pursuant to the Credit Agreement, the other Senior Credit Documents, the August 2004 Indenture, August 2004 notes, the Security Documents and the Intercreditor Agreement;

(2) applicable law or any applicable rule, regulation or order;

(3) any agreement or other instrument relating to Indebtedness of a Person acquired by Hexion or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(4) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(5) Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(6) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(7) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(8) purchase money obligations for property acquired in the ordinary course of business or Capitalized Lease Obligations that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(9) customary provisions contained in leases and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above on the property subject to such lease;

(10) any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(11) other Indebtedness

(i) of (A) Hexion or (B) any Restricted Subsidiary of Hexion, in each case that (x) is Incurred subsequent to August 12, 2004 pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (y) an Officer reasonably and in good faith determines at the time such Indebtedness is Incurred (and at the time of any modification of the terms of any such encumbrance or restriction) that any such encumbrance or restriction will not materially adversely affect Hexion’s ability to honor its Guarantee of the notes and any other Indebtedness that is an obligation of Hexion and such determination is set forth in an Officer’s Certificate delivered to the Trustee, or

(ii) that is Incurred by a Foreign Subsidiary of Hexion subsequent to August 12, 2004 pursuant to clauses (d), (l), (m) (but limited to guarantees of Indebtedness of other Foreign Subsidiaries described in this clause (11)(ii)), (n) (but only to the extent such Indebtedness refunds, refinances or decreases Indebtedness of such Foreign Subsidiary Incurred pursuant to clause (d) or (l)) or (t) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided, however, that such encumbrance or restriction applies only to Foreign Subsidiaries of Hexion; or

(12) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above; provided, however, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of Hexion, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to Hexion to other Indebtedness Incurred by Hexion shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales

Hexion will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) Hexion or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by Hexion) of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by Hexion or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided, however, that the amount of:
(a) any liabilities (as shown on Hexion’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of Hexion or any Restricted Subsidiary of Hexion (other than liabilities that are by their terms subordinated to the notes or the Guarantees of the notes, as the case may be) that are assumed by the transferee of any such assets,

(b) any notes or other obligations or other securities or assets received by Hexion or such Restricted Subsidiary from such transferee that are converted by Hexion or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c) any Designated Non-cash Consideration received by Hexion or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of 3% of Total Assets and $25 million at the time of the receipt of such Designated Non-cash Consideration

(with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value)

shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 365 days after Hexion’s or any Restricted Subsidiary of Hexion’s receipt of the Net Proceeds of any Asset Sale, Hexion or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale at its option to any one or more of the following:

(1) to permanently reduce any Indebtedness constituting First-Priority Lien Obligations or Indebtedness of a Restricted Subsidiary that is not a Guarantor (and, in the case of revolving Obligations, to correspondingly reduce commitments with respect thereto) or any Pari Passu Indebtedness, in each case other than Indebtedness owed to Hexion or an Affiliate of Hexion; provided, however, that if the Issuers or any Guarantor shall so reduce any Pari Passu Indebtedness (other than any First-Priority Lien Obligation), the Issuers will equally and ratably reduce Indebtedness under the notes by making an offer to all holders of Notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of the notes) such offer to be conducted in accordance with the procedures set forth below for an Asset Sale Offer but without any further limitation in amount; or

(2) to an investment in any one or more businesses or capital expenditures, in each case used or useful in a Similar Business; provided, however, that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of Hexion or, if such Person is a Restricted Subsidiary of Hexion, in an increase in the percentage ownership of such Person by Hexion or any Restricted Subsidiary of Hexion; or

(3) to make an investment in any one or more businesses; provided, however, that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of Hexion or, if such Person is a Restricted Subsidiary of Hexion, in an increase in the percentage ownership of such Person by Hexion or any Restricted Subsidiary of Hexion).

Pending the final application of any such Net Proceeds, Hexion or such Restricted Subsidiary of Hexion may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. The Indenture provides that any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the first sentence of this paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15 million, the Issuers shall make an offer to all holders of notes (and, at the option of the Issuers, to holders of any Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of notes (and such Pari Passu Indebtedness), that is an integral multiple of $1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Pari Passu Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceeds $15 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustees. To the extent that the aggregate amount of notes (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of notes (and such Pari Passu Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustees shall select the notes (and such Pari Passu Indebtedness) to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds which served as the basis for such Asset Sale Offer shall be reduced to zero.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

If more notes (and Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, the principal amount of the notes (and Pari Passu Indebtedness) to be purchased will be determined pro rata based on the principal amounts so tendered and the selection of the actual notes of each series for purchase will be made by the Trustee on a pro rata basis to the extent practicable; provided, however, that no notes (or Pari Passu Indebtedness) of $1,000 or less shall be purchased in part.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of notes at such holder’s registered address. If any note is to be purchased in part only, any notice of purchase that relates to such note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new note in principal amount equal to the unpurchased portion of any note purchased in part will be issued in the name of the holder thereof upon cancellation of the original note. On and after the purchase date, unless the Issuers default in payment of the purchase price, interest shall cease to accrue on notes or portions thereof purchased.

Transactions with Affiliates

Hexion will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Hexion (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $2.5 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to Hexion or the relevant Restricted Subsidiary than those that could reasonably have been obtained in a comparable transaction by Hexion or such Restricted Subsidiary with an unaffiliated party; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20 million, Hexion delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of Hexion approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1) (a) transactions between or among Hexion or any of its Restricted Subsidiaries and (b) any merger of Hexion and any direct parent company of Hexion; provided, however, that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of Hexion and such merger is otherwise in compliance with the terms of the Indenture and effected for a bona fide business purpose;

(2) Restricted Payments permitted under the covenant “—Limitation on Restricted Payments;”

(3) the entering into of any agreement to pay, and the payment of, annual management, consulting, monitoring and advisory fees and expenses to the Sponsor in an aggregate amount in any fiscal year not to exceed the greater of (x) $3 million and (y) 2% of EBITDA of Hexion and its Restricted Subsidiaries for the immediately preceding fiscal year; provided, however, any payment not made in any fiscal year may be carried forward and paid in the following fiscal year;

(4) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of Hexion or any Restricted Subsidiary or any direct or indirect parent company of Hexion;

(5) payments by Hexion or any of its Restricted Subsidiaries to the Sponsor made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are (x) approved by a majority of the Board of Directors of Hexion in good faith or (y) made pursuant to any agreement described under the caption “Certain Relationships and Related Party Transactions” in the Offering Circular;

(6) transactions in which Hexion or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to Hexion or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans to employees or consultants in the ordinary course of business which are approved by a majority of the Board of Directors of Hexion in good faith;

(8) the existence of, or the performance by Hexion or any of its Restricted Subsidiaries under the terms of, any agreement or instrument (other than with the Sponsor, except to the extent the Sponsor includes Hexion, any of its direct or indirect parents, Borden Holdings, Inc. or any Subsidiary of Hexion) as in effect as of August 12, 2004 or any amendment thereto (so long as any such agreement or instrument together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the notes in any material respect than the original agreement or instrument as in effect on August 12, 2004) or any transaction contemplated thereby;

(9) the existence of, or the performance by Hexion or any of its Restricted Subsidiaries of its obligations under the terms of, the Stock Purchase Agreement, any stockholders agreement or investor rights agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of August 12, 2004 and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by Hexion or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after August 12, 2004 shall only be permitted by this clause (9) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the holders of the notes in any material respect than the original agreement as in effect on August 12, 2004;

(10) the payment of all fees and expenses related to the Borden Transaction, including fees to the Sponsor, which are described in the Original Offering Circular;

(11) (a) transactions with customers, clients, suppliers, toll manufacturers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, on terms at least as favorable as could reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries for the purchase or sale of chemicals, equipment and services entered into in the ordinary course of business;

(12) any transaction effected as part of a Qualified Receivables Financing;

(13) the issuance of Equity Interests (other than Disqualified Stock) of Hexion;

(14) the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of Hexion or of a Restricted Subsidiary, as appropriate, in good faith;

(15) the entering into of any tax sharing agreement or arrangement and any payments permitted by clause (b)(12)(a) of the covenant described under “—Limitations on Restricted Payments;” and

(16) any contribution to the capital of Hexion.

Liens

Hexion will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (the “Initial Lien”) on any asset or property of Hexion or such Restricted Subsidiary of Hexion, or any income or profits therefrom, or assign or convey any right to receive income therefrom, whether owned at the Issue Date or thereafter acquired, (i) that secures any Indebtedness of any Person (other than Permitted Liens) unless the notes are equally and ratably secured with (or on a senior basis to, in the case of Subordinated Indebtedness) such Indebtedness so long as such Indebtedness is so secured and (ii) that secures any First-Priority Lien Obligation of Hexion or any Subsidiary Guarantor without effectively providing that the notes or the applicable Guarantee, as the case may be, shall be granted a second-priority security interest (subject to Permitted Liens) upon the assets or property constituting the collateral for such First-Priority Lien Obligations; provided, however, that if granting such second-priority security interest requires the consent of a third party, Hexion will use commercially reasonable efforts to obtain such consent with respect to the second-priority security interest for the benefit of the Trustee on behalf of the holders of the notes; provided further, however, that if such third party does not consent to the granting of such second-priority security interest after the use of commercially reasonable efforts, Hexion will not be required to provide such security interest.

Any Lien created for the benefit of the Holders of the notes pursuant to clause (i) of the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Reports and Other Information

Notwithstanding that Hexion may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, Hexion will file with the SEC (and provide the Trustee and holders of the notes with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1) within 90 days after the end of each fiscal year (or such shorter period as may be required by the SEC), annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form),

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or such shorter period as may be required by the SEC), reports on Form 10-Q (or any successor or comparable form),

(3) promptly from time to time after the occurrence of an event required to be therein reported (and in any event within the time period specified for filing current reports on Form 8-K by the SEC), such other reports on Form 8-K (or any successor or comparable form), and

(4) any other information, documents and other reports which Hexion would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

provided, however, that Hexion shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event Hexion will post the reports specified in the first sentence of this paragraph on its website within the time periods that would apply if Hexion were required to file those reports with the SEC. In addition, Hexion will make available such information to prospective purchasers of notes, in addition to providing such information to the Trustee and the holders of the notes, in each case within 15 days after the time Hexion would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

In the event that:

(a) the rules and regulations of the SEC permit Hexion and any direct or indirect parent company of Hexion to report at such parent entity’s level on a consolidated basis and

(b) such parent entity of Hexion is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the capital stock of Hexion,

such consolidated reporting at such parent entity’s level in a manner consistent with that described in this covenant for Hexion will satisfy this covenant.

Future Guarantors

On the Combinations Date, each of our Restricted Subsidiaries that is a guarantor under the Credit Agreement will guarantee the notes in the manner and on the terms set forth in the Indenture.

After the Combinations Date, Hexion will cause each of its Restricted Subsidiaries (other than (x) a Foreign Subsidiary or (y) a Receivables Subsidiary or (z) a Domestic Subsidiary that is wholly owned by one or more Foreign Subsidiaries, created to enhance the worldwide tax efficiency of Hexion and its Subsidiaries) that

(a) guarantees any Indebtedness of Hexion or any of its Restricted Subsidiaries; or

(b) Incurs any Indebtedness or issues any shares of Disqualified Stock permitted to be Incurred or issued pursuant to clause (a) or (l) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or not permitted to be Incurred by such covenant to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the notes on the terms and conditions set forth in the Indenture. Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Guarantee by a Restricted Subsidiary may be released as described under “—Guarantees.”

Impairment of Security Interest

Subject to the rights of the holders of Permitted Liens, Hexion will not, and will not permit any of its Restricted Subsidiaries to, take or knowingly or negligently omit to take, any action which action or omission would or could reasonably be expected to have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustee and the Holders of the notes, subject to limited exceptions. Hexion shall not amend, modify or supplement, or permit or consent to any amendment, modification or supplement of, the Security Documents in any way that would be adverse to the holders of the notes in any material respect, except as described above under “—Security for the Notes” or as permitted under “—Amendments and Waivers” or as permitted under the Intercreditor Agreement.

After-Acquired Property

Upon the acquisition by the Issuers, Hexion or any Guarantor of any First-Priority After-Acquired Property, the Issuers, Hexion or such Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements and certificates and opinions of counsel as shall be reasonably necessary to vest in the Trustee a perfected security interest, subject only to Permitted Liens, in such First-Priority After-Acquired Property and to have such First-Priority After-Acquired Property (but subject to certain limitations, if applicable, including as described under “—Security for the Notes—Limitations on Stock Collateral”) added to the Collateral, and thereupon all provisions of the Indenture relating to the Collateral shall be deemed to relate to such First-Priority After-Acquired Property to the same extent and with the same force and effect; provided, however, that if granting such second-priority security interest in such First-Priority After-Acquired Property requires the consent of a third party, Hexion will use commercially reasonable efforts to obtain such consent with respect to the second-priority interest for the benefit of the Trustee on behalf of the Holders of the notes; provided further, however, that if such third party does not consent to the granting of such second-priority security interest after the use of such commercially reasonable efforts, Hexion or such Guarantor, as the case may be, will not be required to provide such security interest.

Limitation on Indenture Restricted Subsidiaries

Hexion will not, and will not permit any of its Restricted Subsidiaries to, take or knowingly or negligently omit to take any action which action or omission could reasonably be expected to or would have the result of any Existing Debentures Subsidiary being an Indenture Restricted Subsidiary at any time when the negative covenants contained in the Existing Debentures are applicable to an Indenture Restricted Subsidiary unless such Subsidiary concurrently becomes a Subsidiary Guarantor and, after giving effect thereto, there is no default under the Existing Debentures.

Limitation on Issuers

Hexion will not cease to beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, 100% of the Voting Stock of the Issuers (except to the extent either of the Issuers is merged with and into Hexion or a Guarantor in accordance with the terms of the Indenture). The Issuers will not own any material assets or other property, other than Indebtedness or other obligations owing to the Issuers by Hexion and its Restricted Subsidiaries and Cash Equivalents, or engage in any trade or conduct any business other than treasury, cash management, hedging and cash pooling activities and activities incidental thereto. The Issuers will not Incur any material liabilities or obligations other than their obligations pursuant to the August 2004 notes, the August 2004 Indenture, the Credit Agreement, the Security Documents and other Indebtedness permitted to be Incurred by the Issuers as described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and liabilities and obligations pursuant to business activities permitted by this covenant.

Merger, Consolidation or Sale of All or Substantially All Assets

(a) Hexion will not consolidate or merge with or into or wind up into (whether or not Hexion is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1) Hexion is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than Hexion) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (Hexion or such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company (if other than Hexion) expressly assumes all the obligations of Hexion under the Indenture and the notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction no Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either

(A) the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or

(B) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than the Fixed Charge Coverage Ratio for Hexion and its Restricted Subsidiaries immediately prior to such transaction; and

(5) Hexion shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures (if any) comply with the Indenture.

The Successor Company will succeed to, and be substituted for, Hexion under the Indenture and its Guarantee of the notes. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to Hexion or to another Restricted Subsidiary, and (b) Hexion may merge with an Affiliate incorporated solely for the purpose of reincorporating Hexion in another state of the United States so long as the amount of Indebtedness of Hexion and its Restricted Subsidiaries is not increased thereby.

(b) An Issuer may not, and Hexion will not permit an Issuer to, consolidate or merge with or into or wind up into (whether or not such Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1) such Issuer is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited liability company or unlimited liability company organized and existing under the laws of Canada or the laws of any political subdivision thereof or the laws of the United States of America, any state thereof or the District of Columbia, or any territory thereof (such Issuer or such Person, as the case may be, being herein called, a “Successor Issuer”);

(2) a Successor Issuer (if other than such Issuer) expressly assumes, all the obligations of such Issuer under the Indenture and the notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of a Successor Issuer as a result of such transaction as having been Incurred by such Successor Issuer at the time of such transaction), no Default shall have occurred and be continuing; and

(4) Hexion shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

A Successor Issuer will be the successor to the predecessor Issuer and shall succeed to, and be substituted for, and may exercise every right and power of, the predecessor Issuer under the Indenture, and the predecessor Issuer, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the notes. Notwithstanding the foregoing clause (3), an Issuer may consolidate with, merge into or transfer all or part of its property and assets to Hexion or a Restricted Subsidiary.

(c) Hexion will not permit any Subsidiary Guarantor to, consolidate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(1) such Subsidiary Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized and existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”);

(2) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantors’ Guarantee of the notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction) no Default shall have occurred and be continuing; and

(4) the Successor Guarantor (if other than such Subsidiary Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Subject to certain limitations described in the Indenture, the Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing clause (3), (1) a Guarantor may merge with an Affiliate incorporated solely for the purpose of reincorporating such Guarantor in another state of the United States, so long as the amount of Indebtedness of the Guarantor is not increased thereby and (2) a Guarantor may merge with another Guarantor or an Issuer.

Defaults

An Event of Default with respect to all the notes is defined in the Indenture as:

(1) a default in any payment of interest or any Additional Amounts on any note when due continued for 30 days,

(2) a default in the payment of principal or premium, if any, of any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(3) the failure by Hexion to comply with its obligations under the covenant described under “—Merger, Consolidation or Sale of All or Substantially All Assets” above, or the failure by the Issuers to comply with their obligations under the Escrow Agreement,

(4) the failure by Hexion or any of its Restricted Subsidiaries to comply for 30 days after notice with any of its obligations under the covenants described under “—Certain Covenants” (in each case, other than a failure to purchase notes when required under the covenant described under “Certain Covenants—Asset Sales”),

(5) the failure by Hexion or any of its Restricted Subsidiaries to comply for 60 days after notice with its other agreements contained in the notes or the Indenture (other than those referred to in (1), (2), (3) or (4) above),

(6) the failure by Hexion or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to Hexion or a Restricted Subsidiary of Hexion) within any applicable grace period after final maturity or the acceleration of any such Indebtedness (or, with respect to the pollution control bonds constituting Existing Debentures, failure to pay under the guarantees of Hexion and its applicable Restricted Subsidiaries related thereto) by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $20 million or its foreign currency equivalent (the “cross-acceleration provision”),

(7) certain events of bankruptcy, insolvency or reorganization of Hexion, either Issuer or a Significant Subsidiary (the “bankruptcy provisions”),

(8) failure by Hexion or any Significant Subsidiary to pay final judgments aggregating in excess of $20 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days following the entry thereof (the “judgment default provision”),

(9) the Guarantee of the notes by a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof or by the Indenture) or any Guarantor denies or disaffirms its obligations under the Indenture or any Guarantee and such Default continues for 10 days,

(10) unless all of the Collateral has been released from the second-priority Liens in accordance with the provisions of the Security Documents, Hexion shall assert or any Subsidiary shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Subsidiary, Hexion fails to cause such Subsidiary to rescind such assertions within 30 days after Hexion has actual knowledge of such assertions,

(11) the failure by Hexion, the Issuers or any Restricted Subsidiary to comply for 60 days after notice with its other agreements contained in the Security Documents except for a failure that would not be material to the holders of the notes and would not materially affect the value of the Collateral taken as a whole (together with the defaults described in clauses (9) and (10) the “security default provisions”), or

(12) a Change of Control shall occur and the Issuers do not cure this event as permitted under the Indenture (the “change of control default provisions”).

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4), (5) or (11) will not constitute an Event of Default until the Trustee notifies the Issuers or the holders of at least 25% in principal amount of outstanding notes notify the Issuers and the Trustee of the default and the Issuers do not cure such default within the time specified in clauses (4), (5) and (11) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of either of the Issuers or Hexion) occurs and is continuing, the Trustee by notice to the Issuers or the holders of at least 25% in principal amount of outstanding notes by notice to the Issuers and the Trustee may declare the principal of, premium, if any, and accrued but unpaid interest on all the notes to be due and payable; provided, however, in the case of an Event of Default described in clause (1) or (2) with respect to a series of notes, such notice may be given by 25% in principal amount of the outstanding notes of such series. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuers or Hexion occurs, the principal of, premium, if any, and interest on all the notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences; provided, however, that if the notes of any series were accelerated as a result of an Event of Default described in clause (1) or (2) above with respect to a note of such series, holders of a majority in principal amount of the outstanding notes of such series must also agree to rescind such acceleration and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing,

(2) holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy,

(3) such holders have offered the Trustee reasonable security or indemnity satisfactory to it against any loss, liability or expense,

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5) the holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each holder of the notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Issuers are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers also are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults with respect to the notes, their status and what action the Issuers are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture and the related Security Documents may be amended with the consent of the holders of a majority in principal amount of the notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. Notwithstanding the foregoing, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the amount of such notes whose holders must consent to an amendment,

(2) reduce the rate of or extend the time for payment of interest on such note,

(3) reduce the principal of or change the Stated Maturity of such note,

(4) reduce the amount payable upon the redemption of such note or change the time when any such note may be redeemed as described under “—Optional Redemption” or “—Redemption for Changes in Withholding Taxes,”

(5) make such note payable in money other than that stated in such note,

(6) impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes,

(7) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions,

(8) expressly subordinate such note or any Guarantee of such note to any other Indebtedness of the Issuers or any Guarantor,

(9) modify the Guarantees in any manner adverse to the holders of such note,

(10) make any change in the Escrow Agreement or the Intercreditor Agreement or the provisions in the Indenture dealing with the application of Trust proceeds of the Collateral that would adversely affect the Noteholders,

(11) make any change in the provisions described under “—Additional Amounts” that adversely affects the rights of any Noteholder or amend the terms of such notes or the Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder, or

(12) change the provisions applicable to the redemption of any notes as described under “—Escrow of Proceeds; Special Mandatory Redemption.”

Without the consent of the holders of at least two-thirds in aggregate principal amount of the notes then outstanding, no amendment or waiver may release from the Lien of the Indenture and the Security Documents all or substantially all of the Collateral.

Without the consent of any holder, the Issuers, the Guarantors and the Trustee may amend the Indenture, the notes, any Security Document or the Intercreditor Agreement to cure any ambiguity, omission, defect, mistake or inconsistency, to provide for the assumption by a successor corporation, partnership or limited liability company of the obligations of the Issuers or any Guarantor under the Indenture, to provide for uncertificated notes in addition to or in place of certificated notes (provided, however, that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the notes, to secure the notes, to add additional assets as Collateral, to release Collateral from the Lien pursuant to the Indenture, the Security Documents and the Intercreditor Agreement when permitted or required by the Indenture or the Security Documents, to add to the covenants of the Issuers or Hexion for the benefit of the holders or to surrender any right or power conferred upon the Issuers or any Guarantor, to make any change that does not adversely affect the rights of any holder, to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA, to make certain changes to the Indenture to provide for the issuance of additional notes or to make any amendment to the provisions of the Indenture relating to the transfer and legending of notes; provided, however, that (a) compliance with the Indenture as so amended would not result in notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders to transfer notes. In addition, the Intercreditor Agreement will provide that, subject to certain exceptions, any amendment, waiver or consent to any of the collateral documents with respect to First-Priority Lien Obligations will also apply automatically to the comparable Security Documents with respect to the notes.

The consent of the noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Issuers are required to mail to the respective Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees and Stockholders

No affiliate, director, officer, employee, incorporator or holder of any equity interests in Hexion, the Issuers or any direct or indirect parent corporation of Hexion, as such, will have any liability for any obligations of the Issuers under the notes or the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a noteholder to pay any taxes required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any note, selected for redemption or to transfer or exchange any such note for a period of 15 days prior to a selection of such notes to be redeemed. The old notes are and the exchange notes will be issued in registered form and the registered holder of a note will be treated as the owner of such note for all purposes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the Indenture) as to all outstanding notes when:

(1) either (a) all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within the remaining term of the then current Interest Period or (iii) if redeemable at the option of the Issuers, are to be called for redemption or within the remaining term of the then current Interest Period under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Issuers or the Guarantors have paid all other sums payable under the Indenture; and

(3) the Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Concerning the Trustee

Wilmington Trust Company is the Trustee under the Indenture and has been appointed by the Issuers as Registrar and a Paying Agent with regard to the notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default with respect to any notes occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of notes unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

Governing Law

The Indenture, the Security Documents, the Intercreditor Agreement and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Enforceability of Judgments

Since a significant portion of our operating assets and the operating assets of our Subsidiaries are situated outside the United States, any judgment obtained in the United States against us or a Subsidiary, including judgments with respect to the payment of principal, interest, Additional Amounts, redemption price and any purchase price with respect to the notes, may not be collectible within the United States.

The Canadian Issuer has been informed by its Nova Scotia counsel Stewart McKelvey Stirling Scales, that in such counsel’s opinion the laws of the Province of Nova Scotia (the “Province”) and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province on a final and conclusive judgment in personam of a United States federal court or a court of the State of New York sitting in the Borough of Manhattan in The City of New York (a “New York Court”), respecting the enforcement of the notes, the Indenture, the Registration Rights Agreement or the Security Documents, that is not impeachable as void or voidable under the laws of the State of New York and that is for a sum certain in money if:

(1) the New York Court that rendered such judgment has jurisdiction over the judgment debtor, as recognized by the courts of the Province and in accordance with its conflict of laws rules (and the enforceable submission by the Canadian Issuer in the Indenture to the jurisdiction of the New York Court will be sufficient for this purpose);

(2) such judgment was not obtained by fraud or in a manner contrary to natural justice or in contravention of fundamental principles of procedure and the enforcement thereof would not be inconsistent with public policy, as each of such terms is understood under the laws of the Province and the federal laws of Canada applicable therein;

(3) such judgment not obtained contrary to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

(4) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory, public or penal laws or other laws of a public nature;

(5) the action to enforce such judgment is commenced within six years after the date of such judgment; and

(6) the judgment is not contrary to the final and conclusive judgment of any court in the Province or in any other jurisdiction.

Furthermore, we have been advised by such counsel, absent procedural concerns concerning the granting of such judgment or concerns representing particular laws of the State of New York or of federal United States’ laws (and although they have no knowledge of foreign laws they are not aware of any laws which would be expected to give rise to concerns), they do not know of any reason under present laws of the Province and the federal laws of Canada applicable therein for avoiding recognition of such judgment of a New York Court under the Registration Rights Agreement, the Security Documents, the Indenture or on the notes based upon a reasonable interpretation of public policy.

Consent to Jurisdiction and Service

The Canadian Issuer has appointed Corporation Service Company, 521 Fifth Avenue, New York, New York 10175 as its agent for actions relating to the notes, the Indenture, the Registration Rights Agreement or the Security Documents or brought under Federal or state securities laws brought in any Federal or state court located in the Borough of Manhattan in The City of New York and will submit to such jurisdiction.

Certain Definitions

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

in each case, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such Person, as applicable.

“Adjusted EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; provided, however, such amount will be included in Adjusted EBITDA notwithstanding that such amount was not deducted in calculating Consolidated Net Income; plus

(3) Consolidated Non-cash Charges; plus

(4) the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsor or its predecessor (or any accruals relating to such fees and related expenses) during such period; provided, however, that such amount shall not exceed in any four-quarter period commencing after June 30, 2004 the amount determined in accordance with clause (3) of the covenant described under “—Certain Covenants—Transactions with Affiliates;”

(5) plant closure and severance costs and charges; plus

(6) impairment charges, including the write-down of Investments; plus

(7) non-operating expenses; plus

(8) restructuring expenses and charges; plus

(9) the cost (or amortization of prior service cost) of subsidizing coverage for persons affected by amendments to medical benefit plans implemented prior to August 12, 2004; provided, however, such amount will be included in Adjusted EBITDA notwithstanding that such amount was not deducted in calculating Consolidate Net Income; plus

(10) the sum of (x) $1.625 million and (y) $925,000 for each of the six consecutive calendar quarters commencing with the calendar quarter ending September 30, 2003; provided, however, such sum will be included in Adjusted EBITDA for the referenced quarters notwithstanding that such amount was not deducted in calculating Consolidated Net Income; plus

(11) $1.0095 million for each of the two consecutive calendar quarters commencing with the calendar quarter ending March 31, 2004; provided, however, such amount will be included in Adjusted EBITDA for the referenced quarters notwithstanding that such amount was not deducted in calculating Consolidated Net Income; provided further, however, that the acquisitions of Fentak Pty. Ltd and Southeastern Adhesives Company are not given pro forma effect for purposes of determining the Fixed Charge Coverage Ratio;

less, without duplication,

(12) non-cash items increasing Consolidated Net Income for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period, including the amortization of employee benefit plan prior service costs); minus

(13) non-operating income.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of assets (including by way of a Sale/Leaseback Transaction) of Hexion or any Restricted Subsidiary of Hexion other than in the ordinary course of business (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary (other than to Hexion or another Restricted Subsidiary of Hexion other than directors’ or other legally required qualifying shares) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of Cash Equivalents or Investment Grade Securities;

(b) disposition of obsolete, damaged or worn out equipment or disposals of equipment in connection with reinvestment in or replacement of equipment, in each case, in the ordinary course of business;

(c) the disposition of all or substantially all of the assets of Hexion in a manner permitted pursuant to paragraph (a) of the provisions described above under “—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(d) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments;”

(e) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary, which disposition or issuance has an aggregate Fair Market Value of less than $5 million;

(f) any disposition of assets to Hexion or any Restricted Subsidiary of Hexion, including by way of merger;

(g) any exchange of assets for assets related to a Similar Business to the extent of comparable or better market value, as determined in good faith by Hexion, which in the event of an exchange of assets with a Fair Market Value in excess of (1) $4 million shall be evidenced by an Officers’ Certificate, and (2) $15 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of Hexion;

(h) any disposition of assets received by Hexion or any of its Restricted Subsidiaries upon the foreclosure on a Lien;

(i) any disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(j) any disposition of inventory in the ordinary course of business;

(k) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(l) any disposition of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” to a Receivables Subsidiary in a Qualified Receivables Financing or in factoring or similar transactions;

(m) a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(n) any agreement or arrangement involving, relating to or otherwise facilitating, (i) requirements contracts, (ii) tolling arrangements, (iii) the reservation or presale of production capacity of Hexion or any of its Restricted Subsidiaries by one or more third parties;

(o) sales or grants of licenses or sublicenses to use Hexion’s or any of its Restricted Subsidiaries patents, trade secrets, know-how and technology to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology;

(p) any Sale/Leaseback Transaction pursuant to which Hexion or any Restricted Subsidiaries receives with respect to such transaction aggregate consideration of less than $15 million;

(q) the disposition of the Brisbane facility owned by Borden Chemical Company (Australia) Pty. Ltd., Hexion or any of its Affiliates; and

(r) the disposition by Hexion or any of its Affiliates of up to one-third of the Capital Stock of Borden Chemical (M.) Sdn. Bhd. owned, in the aggregate, by Hexion or any of its Affiliates as of August 12, 2004.

“August 2004 Indenture” means the indenture under which the August 2004 notes were issued.

“August 2004 note issuers” means the U.S. Issuer and the Canadian Issuer.

“August 2004 notes” means the original floating rate notes and the fixed rate notes.

“Bank Indebtedness” means any and all amounts payable under or in respect of any Credit Agreement or the other Senior Credit Documents, as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Hexion whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Borden Transaction” means the “Transactions” as defined in the Offering Circular.

“Calculation Agent” means a financial institution appointed by the Issuers to calculate the interest rate payable on the notes in respect of each Interest Period, which shall initially be the Trustee.

“Canadian Issuer” means Hexion Nova Scotia Finance, ULC, a Nova Scotia unlimited liability company, and any successor in interest thereto.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of Hexion described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1) U.S. dollars, pounds sterling, euros, or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the government of, or any agency or instrumentality thereof, the United States of America, Australia, Great Britain, Canada, the Netherlands or any other member state of the European Union, in each case with maturities not exceeding two years after the date of acquisition;

(3) in the case of any Foreign Subsidiary, securities issued or directly and fully guaranteed or insured by the government of, or any agency or instrumentality thereof, Malaysia or Brazil, in each case with maturities not exceeding 270 days after the date of acquisition and held by it from time to time in the ordinary course of business;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits and demand deposits (in their respective local currencies), in each case with any commercial bank having capital and surplus in excess of $500 million or the foreign currency equivalent thereof and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or, in the case of an obligor domiciled outside of the United States, reasonably equivalent ratings of another internationally recognized credit rating agency);

(5) repurchase obligations for underlying securities of the types described in clauses (2) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper issued by a corporation (other than an Affiliate of Hexion) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or, in the case of an obligor domiciled outside of the United States, reasonably equivalent ratings of another internationally recognized credit rating agency) and in each case maturing within one year after the date of acquisition;

(7) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P in each case with maturities not exceeding two years from the date of acquisition;

(8) Indebtedness issued by Persons (other than the Sponsor or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or, in the case of an obligor domiciled outside of the United States, reasonably equivalent ratings of another internationally recognized credit rating agency) in each case with maturities not exceeding two years from the date of acquisition; and

(9) investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (8) above.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all the collateral described in the Security Documents.

“Collateral Agent” means the Trustee in its capacity as “Collateral Agent” under the Indenture and under the Security Documents and any successor thereto in such capacity.

“Combinations” means the combination of Borden Chemical, Inc. with Resolution Performance Products LLC and Resolution Specialty Materials LLC pursuant to the Transaction Agreement.

“Combinations Date” means the date on which the Combinations were consummated (which was May 31, 2005).

“consolidated” means, with respect to any Person, such Person consolidated with its Restricted Subsidiaries and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary shall be accounted for as an Investment.

“Consolidated Interest Expense” means, with respect to any Person (the “Specified Person”) for any period, the sum, without duplication, of:

(1) consolidated interest expense of the Specified Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees and expensing of any bridge or other financing fees);

(2) consolidated capitalized interest of the Specified Person and its Restricted Subsidiaries for such period, whether paid or accrued;

(3) commissions, discounts, yield and other fees and charges Incurred for such period in connection with any Receivables Financing of the Specified Person or any of its Restricted Subsidiaries which are payable to Persons other than Hexion and its Restricted Subsidiaries;

(4) dividends accrued for such period in respect of all Disqualified Stock of the Specified Person and any of its Restricted Subsidiaries and all Preferred Stock (including Designated Preferred Stock) of any such Restricted Subsidiaries, in each case held by Persons other than Hexion or a Wholly Owned Subsidiary (in each such case other than (x) dividends payable solely in Capital Stock (other than Disqualified Stock) of Hexion and (y) dividends that are payable only at such time as there are no notes outstanding); and

(5) interest accruing for such period on any Indebtedness of any other Person to the extent such Indebtedness is guaranteed by (or secured by the assets of) the Specified Person or any of its Restricted Subsidiaries;

less

(6) interest income of the Specified Person and its Restricted Subsidiaries for such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1) any net after-tax extraordinary or nonrecurring gains or losses or income or expenses, including any severance expenses and fees, expenses or charges related to any Equity Offering, Permitted Investment, acquisition or Indebtedness permitted to be Incurred by the Indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments related to the Borden Transaction, in each case, shall be excluded; provided, however, that with respect to each nonrecurring item, Hexion shall have delivered to the Trustee an Officers’ Certificate specifying and quantifying such item and stating that such item is a nonrecurring item;

(2) any increase in amortization or depreciation or any one-time non-cash charges (such as purchased in-process research and development or capitalized manufacturing profit in inventory) resulting from purchase accounting in connection with any acquisition that is consummated after August 12, 2004 shall be excluded;

(3) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5) any net after-tax gains or losses, or any subsequent charges or expenses, attributable to business dispositions or asset dispositions having occurred at any time other than in the ordinary course of business (as determined in good faith by the Board of Directors of Hexion) shall be excluded;

(6) any net after-tax gains or losses attributable to the early extinguishment of indebtedness shall be excluded;

(7) the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of determining the amount available for Restricted Payments under clause (a)(iii)(1) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided, however, that the net loss of any such Restricted Subsidiary for such period shall be included;

(9) an amount equal to the amount of Tax Distributions actually made to the holders of Capital Stock of such Person or any parent company of such Person in respect of such period in accordance with clause (b)(12) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” shall be included, to the extent not otherwise deducted, as though such amounts had been paid as income taxes directly by such Person for such period;

(10) any non-cash impairment charges resulting from the application of Statement of Financial Accounting Standards No. 142 shall be excluded;

(11) any non-cash compensation expense realized from any deferred stock compensation plan or grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;

(12) solely for purposes of calculating Adjusted EBITDA, (a) the Net Income of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-wholly-owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(13) non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133 shall be excluded;

(14) accruals and reserves that are established within twelve months after August 12, 2004 and that are so required to be established in accordance with GAAP shall be excluded; and

(15) non-cash charges for deferred tax asset valuation allowances shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of Hexion or a Restricted Subsidiary of Hexion to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (iii)(4) and (5) of paragraph (a) thereof.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period.

“Consolidated Secured Debt Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Indebtedness of Hexion and its Restricted Subsidiaries on the date of determination that constitutes First-Priority Lien Obligations to (b) the aggregate amount of Adjusted EBITDA for the then most recent four fiscal quarters for which internal financial statements of Hexion and its Restricted Subsidiaries are available in each case with such pro forma adjustments to Consolidated Total Indebtedness and Adjusted EBITDA as are consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio; provided, however, that solely for purposes of the calculation of the Consolidated Secured Debt Ratio, in connection with the incurrence of any Lien pursuant to clause (8) of the definition of “Permitted Liens,” Hexion or its Restricted Subsidiaries may elect, pursuant to an Officers’ Certificate delivered to the Trustee, to treat all or any portion of the commitment under any Indebtedness (including any Bank Indebtedness) which is to be secured by such Lien as being Incurred at such time and any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

“Consolidated Taxes” means provision for taxes based on income, profits or capital, including state, franchise and similar taxes and any Tax Distributions taken into account in calculating Consolidated Net Income.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of Hexion and its Restricted Subsidiaries (excluding any undrawn letters of credit issued in the ordinary course of business) and (2) the aggregate amount of all outstanding Disqualified Stock of Hexion and its Restricted Subsidiaries and all Preferred Stock of Restricted Subsidiaries of Hexion, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences, in each case determined on a consolidated basis in accordance with GAAP.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” means Indebtedness of Hexion or any of its Restricted Subsidiaries that is a Guarantor in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of Hexion by any stockholder of Hexion (other than a Restricted Subsidiary) after August 12, 2004; provided, however, that:

(1) if the aggregate principal amount of such Contribution Indebtedness is greater than one times such cash contributions to the capital of Hexion the amount in excess shall be Indebtedness (other than Secured Indebtedness) with a Stated Maturity later than the Stated Maturity of any notes then outstanding,

(2) such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the Incurrence date thereof; and

(3) such cash contribution is not and has not been included in the calculation of permitted Restricted Payments under the covenant described in “—Certain Covenants—Limitation on Restricted Payments.”

“Credit Agreement” means (i) the amended and restated credit agreement among Hexion, certain Subsidiaries of Hexion, the financial institutions named therein, and Credit Suisse First Boston, as Administrative Agent, and Fleet Capital Corporation, as Collateral Agent entered into in connection with the Original Transaction, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original agents, lenders or otherwise), renewed, restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture or multiple agreements and indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and adding Restricted Subsidiaries as additional borrowers, issuers or guarantors thereunder or (ii) whether of not the credit agreement referred to in clause (i) remains outstanding, if designated by Hexion to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments), or (C) instruments or agreements evidencing any other Indebtedness in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by Hexion or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of Hexion or any direct or indirect parent company of Hexion, as applicable (other than Disqualified Stock), that is issued for cash (other than to Hexion or any of its Subsidiaries or an employee stock ownership plan or trust established by Hexion or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (a)(iii) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Determination Date” with respect to an Interest Period will be the second London Banking Day preceding the first day of such Interest Period.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided, however, that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the notes (including the purchase of any notes tendered pursuant thereto)),

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock, or

(3) is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to 91 days after the maturity date of the notes;

provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of Hexion or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by Hexion in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided further, however, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“EBITDA” means Adjusted EBITDA but without giving effect to clauses (9), (10) and (11) contained therein.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after August 12, 2004 of common stock or Preferred Stock of Hexion or any direct or indirect parent company of Hexion, as applicable (other than Disqualified Stock), other than:

(1) public offerings with respect to Hexion’s or such direct or indirect parent company’s common stock registered on Form S-8;

(2) any such public or private sale that constitutes an Excluded Contribution; and

(3) any Cash Contribution Amount.

“Escrow Agent” means the party so designated in the Escrow Agreement.

“Escrow Agreement” means the escrow agreement among the Issuers, Hexion and the Escrow Agent dated as of May 20, 2005.

“Excluded Contributions” means the net cash proceeds received by Hexion after August 12, 2004 from:

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of Hexion or to any Hexion or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of Hexion,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate, the cash proceeds of which are excluded from the calculation set forth in clause (a)(iii) of “—Certain Covenants—Limitation on Restricted Payments.”

“Existing Debentures” means Hexion’s 7.875% Debentures due 2023, 8.375% Sinking Fund Debentures due 2016 and 9.2% Debentures due 2021 and the Parish of Ascension, State of Louisiana Pollution Control Revenue Refunding Bonds (Borden, Inc. Project Series 1992) (and the related guarantees of such Refunding Bonds).

“Existing Debentures Subsidiary” means each corporation of which Hexion, or Hexion and one or more Existing Debentures Subsidiaries, or any one or more Existing Debentures Subsidiaries, directly or indirectly own securities entitling the holders thereof to elect a majority of the directors, either at all times or so long as there is no default or contingency which permits the holders of any other class or classes of securities to vote for the election of one or more directors.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“First-Priority After-Acquired Property” means any property (other than the initial collateral) of Hexion, the Issuer or any Subsidiary Guarantor that secures any Secured Bank Indebtedness.

“First-Priority Lien Obligations” means (i) all Secured Bank Indebtedness, (ii) all other Obligations (not constituting Indebtedness) of the Issuers, Hexion and its Subsidiaries under the agreements governing Secured Bank Indebtedness and (iii) all other Obligations of the Issuers Hexion or any of its Subsidiaries in respect of Hedging Obligations or Obligations in respect of cash management services in connection with Indebtedness described in clause (i) or Obligations described in clause (ii).

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of Adjusted EBITDA of such Person for such period to the Consolidated Interest Expense of such Person for such period. In the event that Hexion or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances under any Qualified Receivables Financing, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness, or such issuance or redemption of Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions or dispositions of operating units of a business, mergers, consolidations, discontinued operations (as determined in accordance with GAAP), and business realignment projects and initiatives, restructurings and reorganizations (each a “pro forma event”) that Hexion or any of its Restricted Subsidiaries has both determined to make and made after August 12, 2004 and during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions or dispositions of an operating unit of a business, mergers, consolidations, discontinued operations and business realignment projects and initiatives, restructurings and reorganizations (and the change of any associated fixed charge obligations, consolidated interest expense and the change in Adjusted EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If, since the beginning of such period any Person that subsequently became a Restricted Subsidiary of Hexion or was merged with or into Hexion or any Restricted Subsidiary of Hexion since the beginning of such period shall have made any Investment, acquisition or disposition of an operating unit of a business, merger, consolidation, discontinued operation or business realignment project or initiative, restructuring or reorganization, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation, business realignment project or initiative, restructuring, or reorganization had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of Hexion. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of Hexion as set forth in an Officers’ Certificate, to reflect (i) operating expense reductions, other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Borden Transaction) and (ii) all adjustments used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote (3) to the “Summary—Summary Historical, Pro Forma and Other Financial Data” in Original Offering Circular, to the extent such adjustments, without duplication, continue to be applicable to such four quarter period.

“Flow Through Entity” means an entity that is treated as a partnership not taxable as a corporation, a grantor trust or a disregarded entity for U.S. federal income tax purposes or subject to treatment on a comparable basis for purposes of state, local or foreign tax law.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board and (iii) in such other statements by such other entity as have been approved by a significant segment of the accounting profession, in each case which were in effect on August 12, 2004. For the purposes of the Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“Government Obligations” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee of the obligations of the Issuers under the Indenture and the notes by any Person in accordance with the provisions of the Indenture.

“Guarantor” means any Person that Incurs a Guarantee with respect to the notes; provided, however, that upon the release or discharge of such Person from its Guarantee in accordance with the Indenture, such Person ceases to be a Guarantor.

“HAI” means HA-International, LLC, a Delaware limited liability company, and any successor in interest thereto.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Hexion” means Hexion Specialty Chemicals, Inc., a New Jersey corporation, and any successor in interest thereto.

“Hexion Canada” means Hexion Specialty Chemicals Canada, Inc., a Canadian corporation, and any successor in interest thereto.

“Hexion Canada Entities” means (1) Hexion Canada, (2) each Person that is a Subsidiary of Hexion Canada after giving effect to the Borden Transaction and (3) each Person that is a successor in interest, directly or indirectly, to any Person described in clause (2), including pursuant to any merger, consolidation, amalgamation or transfer of all or substantially all of its assets.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred, in each case Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person; and

(4) to the extent not otherwise included, with respect to Hexion and its Restricted Subsidiaries, the amount then outstanding (including amounts advanced, and received by, and available for use by, Hexion or any of its Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of Hexion or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing); provided, however, that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness.

“Indenture Restricted Subsidiary” means any Existing Debenture Subsidiary which owns, operates or leases one or more Principal Properties and shall not include any other Existing Debenture Subsidiary.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Similar Business, in each case of nationally recognized standing that is, in the good faith determination of Hexion, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated.

“Intercreditor Agent” has the meaning given to such term in the Intercreditor Agreement.

“Intercreditor Agreement” means the amended and restated intercreditor agreement among Fleet Capital Corporation, as agent under the Senior Credit Documents, the Trustee, the Issuers, Hexion and each Subsidiary Guarantor, as it may be further amended from time to time in accordance with the Indenture.

“Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include May 20, 2005 and end on and include July 14, 2005.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents) and in each case with maturities not exceeding two years from the date of acquisition,

(2) investments in any fund that invests exclusively in investments of the type described in clause (1) which fund may also hold immaterial amounts of cash pending investment or distribution, and

(3) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of Hexion in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments:”

(1) “Investments” shall include the portion (proportionate to Hexion’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of Hexion at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Hexion shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(A) Hexion’s “Investment” in such Subsidiary at the time of such redesignation less

(B) the portion (proportionate to Hexion’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of Hexion.

“Issue Date” means May 20, 2005, the date on which the notes are originally issued.

“LIBOR,” with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, the rate for the Interest Period will be arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in U.S. dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, the rate for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then the rate for the Interest Period will be the rate in effect with respect to the immediately preceding Interest Period.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any other agreement to give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided, however, that in no event shall an operating lease be deemed to constitute a Lien.

“London Banking Day” is any day on which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Management Group” means all of the individuals consisting of the directors, executive officers and other management personnel of Hexion or any direct or indirect parent company of Hexion, as the case may be, on August 12, 2004 together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of Hexion or any direct or indirect parent company of Hexion, as the case may be, as applicable, was approved by (x) a vote of a majority of the directors of Hexion or any direct or indirect parent of Hexion as applicable, then still in office who were either directors on August 12, 2004 or whose election or nomination was previously so approved or (y) the Permitted Holders and (2) executive officers and other management personnel of Hexion or any direct or indirect parent company of Hexion, as the case may be, as applicable, hired at a time when the directors on August 12, 2004 together with the directors so approved constituted a majority of the directors of Hexion or any direct or indirect parent company of Hexion, as the case may be, as applicable.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by Hexion or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof, amounts required to be applied to the repayment of principal, premium

(if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under “—Certain Covenants—Asset Sales”) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by Hexion as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by Hexion after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided, however, that Obligations with respect to the notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of such notes.

“Off-Balance Sheet Financing Amount” means, at any date, with respect to any Qualified Receivables Financing, the face or notional amount of any interest in assets of the type described in the definition of the term Qualified Receivables Financing transferred to a Receivables Subsidiary in connection with such Qualified Receivables Financing by or on behalf of Hexion or any of its Subsidiaries.

“Offering Circular” means the Offering Circular dated May 16, 2005 with respect to the notes.

“Officer” means the Chairman of the Board, Chief Executive Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of Hexion.

“Officers’ Certificate” means a certificate signed on behalf of Hexion by two Officers of Hexion, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of Hexion that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to Hexion or the Trustee.

“Original Intercreditor Agreement” means the Intercreditor Agreement dated as of August 12, 2004, among Fleet Capital Corporation, as agent under the Senior Credit Documents, the Trustee, the August 2004 note issuers, Hexion and each Subsidiary Guarantor as may be amended from time to time, including in connection with the Combinations.

“Original Offering Circular” means the Offering Circular dated August 4, 2004, with respect to the August 2004 notes.

“Original Transaction” means the acquisition by BHI Investment, LLC of all of the outstanding capital stock of Borden Holdings, Inc. pursuant to the Stock Purchase Agreement; the redemption or cancellation of all of the outstanding capital stock of Hexion held by management; and the related corporate reorganization of Hexion and Hexion’s foreign subsidiaries.

“Other Second-Lien Obligations” means other Indebtedness of the Company and the Restricted Subsidiaries that is equally and ratably secured with the notes and is designated by Hexion as an Other Second-Lien Obligation.

“Pari Passu Indebtedness” means:

(1) with respect to the Issuers, the notes and any Indebtedness which ranks pari passu in right of payment to the notes; and

(2) with respect to any Guarantor, its Guarantee and any Indebtedness which ranks pari passu in right of payment to such Guarantor’s Guarantee.

“Permitted Holders” means, at any time, each of (i) the Sponsor and (ii) the Management Group. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investment” means:

(1) any Investment in Hexion or any Restricted Subsidiary of Hexion;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by Hexion or any Restricted Subsidiary of Hexion in a Person that is primarily engaged, directly or indirectly, in a Similar Business if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of Hexion, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, Hexion or a Restricted Subsidiary of Hexion;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on August 12, 2004;

(6) advances to employees not in excess of $15 million outstanding at any one time in the aggregate;

(7) any Investment acquired by Hexion or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable or claims held by Hexion or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by Hexion or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations permitted under clause (j) of the “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant;

(9) any Investment by Hexion or any of its Restricted Subsidiaries in a Similar Business (other than an Investment in an Unrestricted Subsidiary) having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9), not to exceed $75 million (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of Hexion at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of Hexion after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) additional Investments by Hexion or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10), not to exceed the greater of (a) $75 million and (b) 7.5% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(11) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business;

(12) Investments the payment for which consists of Equity Interests (other than Disqualified Stock) of Hexion or any direct or indirect parent company of Hexion, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (a)(iii) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments;”

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11) of such paragraph);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees issued in accordance with the covenants described under “—Certain Covenants— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Future Guarantors;”

(16) any Investment by Restricted Subsidiaries of Hexion in other Restricted Subsidiaries of Hexion and Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries of Hexion;

(17) Investments consisting of purchases and acquisitions of real estate, inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(18) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(19) Investments resulting from the receipt of non-cash consideration in an Asset Sale received in compliance with the covenant described under “—Certain Covenants—Asset Sales;” and

(20) additional Investments in joint ventures of Hexion or any of its Restricted Subsidiaries existing on August 12, 2004 in an aggregate amount not to exceed $15 million.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit (or deposits to secure letters of credit or surety bonds for the same purpose) issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness (including Capitalized Lease Obligations) Incurred to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or Capital Stock of any Person owning such assets, where such Person has no other material assets) of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto and except for customary cross collateral arrangements with respect to property or equipment financed by the same financing source pursuant to the same financing scheme), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the latest of the (i) acquisition of the property subject to the Lien, (ii) completion of construction, repair, improvement or addition of the property subject to the Lien and (iii) commencement of full operation of the property subject to the Lien;

(7) Liens securing Indebtedness of a Foreign Subsidiary Incurred pursuant to the first paragraph of, or clause (a), (l) or (t) (or (m) to the extent it guarantees any such Indebtedness) of the second paragraph of, the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided, however, that such Liens do not extend to the property or assets of Hexion or any Domestic Subsidiary (other than a Domestic Subsidiary that is wholly owned by one or more Foreign Subsidiaries created to enhance the worldwide tax efficiency of Hexion and its Subsidiaries);

(8) Liens incurred to secure Indebtedness Incurred pursuant to the first paragraph of, or clause (a) or (l) (or (m) to the extent it guarantees any such Indebtedness) of the second paragraph of, the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such Lien is incurred pursuant to this clause (8) as designated by Hexion; provided, however, that, at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio would be no greater than 2.75 to 1.0; provided further, however, that the immediately preceding proviso shall not apply to any Lien which is deemed to be incurred under this clause (8) by reason of the second proviso to clause (20) of this definition of “Permitted Liens” (except to the extent such Lien also secures Indebtedness in addition to the Indebtedness permitted to be secured thereby under clause (20));

(9) Liens existing on August 12, 2004 (other than Liens described in clause (8) above);

(10) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by Hexion or any Restricted Subsidiary of Hexion;

(11) Liens on property at the time Hexion or a Restricted Subsidiary of Hexion acquired the property, including any acquisition by means of a merger or consolidation with or into Hexion or any Restricted Subsidiary of Hexion; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by Hexion or any Restricted Subsidiary of Hexion;

(12) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to Hexion or a Restricted Subsidiary of Hexion permitted to be Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(13) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(14) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(15) licenses, sublicenses, leases and subleases which do not materially interfere with the ordinary conduct of the business of Hexion or any of its Restricted Subsidiaries;

(16) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Hexion and its Restricted Subsidiaries in the ordinary course of business;

(17) Liens in favor of the Issuers or any Guarantor or Liens on assets of a Restricted Subsidiary of Hexion that is not a guarantor in favor solely of another Restricted Subsidiary of Hexion that is not a Guarantor;

(18) Liens on equipment of Hexion or any Restricted Subsidiary granted in the ordinary course of business to Hexion’s or such Restricted Subsidiary’s client at which such equipment is located;

(19) Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(20) Liens to secure any refinancing, refunding, extension or renewal (or successive refinancings, refundings, extensions or renewals) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9), (10) and (11); provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to the original Lien) that was subject to the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), (9), (10) and (11) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension or renewal; provided further, however, that in the case of any Liens to secure any refinancing, refunding, extension or renewal of Indebtedness secured by a Lien referred to in clause (8), the principal amount of any Indebtedness Incurred for such refinancing, refunding, extension or renewal shall be deemed secured by a Lien under clause (8) and not this clause (20) for purposes of determining the principal amount of Indebtedness outstanding under clause (8) and for purposes of the definition of Secured Bank Indebtedness;

(21) judgment Liens not giving rise to an Event of Default, so long as such Lien is adequately bonded any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall have expired;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with importation of goods;

(23) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by Hexion or any of its Restricted Subsidiaries in the ordinary course of business;

(24) Liens securing insurance premium financing arrangements; provided that such Lien is limited to the applicable insurance carriers;

(25) Liens incurred to secure cash management services in the ordinary course of business; and

(26) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $15 million at any one time outstanding.

Any provider of additional extensions of credit shall be entitled to rely on the determination of an Officer that Liens incurred satisfy clause (8) above if such determination is set forth in an Officer’s Certificate delivered to such provider; provided, however, that such determination will not affect whether such Lien actually was incurred as permitted by clause (8).

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Presumed Tax Rate” means the highest effective marginal statutory combined U.S. federal, state and local income tax rate prescribed for an individual residing in New York City (taking into account (i) the deductibility of state and local income taxes for U.S. federal income tax purposes, assuming the limitation of Section 68(a)(2) of the Code applies and taking into account any impact of Section 68(f) of the Code, and (ii) the character (long-term or short-term capital gain, dividend income or other ordinary income) of the applicable income).

“Principal Property” means any single manufacturing or processing plant or warehouse owned or leased by Hexion or any Existing Debenture Subsidiary of Hexion and located within the United States of America (excluding its territories and possessions and the Commonwealth of Puerto Rico) other than any such plant or warehouse or portion thereof which the Board of Directors of Hexion reasonably determines not to be a Principal Property after due consideration of the materiality of such property to the business of Hexion and its Subsidiaries as a whole.

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from Hexion or any Subsidiary of Hexion to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified Receivables Financing” means any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1) the Board of Directors of Hexion shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to Hexion and the Receivables Subsidiary,

(2) all sales of accounts receivable and related assets to the Receivables Subsidiary are made at Fair Market Value (as determined in good faith by Hexion), and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by Hexion) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of Hexion or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure Bank Indebtedness shall not be deemed a Qualified Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by Hexion or any of its Subsidiaries pursuant to which Hexion or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by Hexion or any of its Subsidiaries), and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of Hexion or any of its Subsidiaries, and any assets related thereto including all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by Hexion or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Restricted Subsidiary of Hexion (or another Person formed for the purposes of engaging in a Qualified Receivables Financing with Hexion in which Hexion or any Subsidiary of Hexion makes an Investment and to which Hexion or any Subsidiary of Hexion transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of Hexion and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of Hexion (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by Hexion or any other Subsidiary of Hexion (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates Hexion or any other Subsidiary of Hexion in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of Hexion or any other Subsidiary of Hexion, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,

(b) with which neither Hexion nor any other Subsidiary of Hexion has any material contract, agreement, arrangement or understanding other than on terms which Hexion reasonably believes to be no less favorable to Hexion or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Hexion, and

(c) to which neither Hexion nor any other Subsidiary of Hexion has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of Hexion shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of Hexion giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Registration Rights Agreement” means the Registration Rights Agreement dated May 20, 2005, among Hexion, the Issuers and the Initial Purchasers.

“Representative Amount” means a principal amount of not less than $1,000,000 for a single transaction in the relevant market at the relevant time.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person; provided, however, that, unless HAI would be a Subsidiary without giving effect to the specific 50% test for HAI as set forth in the definition of “Subsidiary,” HAI will not be treated as a Restricted Subsidiary that is subject to the covenants described under “—Certain Covenants.” Unless otherwise indicated in this “Description of the Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of Hexion.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by Hexion or a Restricted Subsidiary whereby Hexion or a Restricted Subsidiary transfers such property to a Person and Hexion or such Restricted Subsidiary leases it from such Person, other than leases between Hexion and a Restricted Subsidiary of Hexion or between Restricted Subsidiaries of Hexion.

“Secured Bank Indebtedness” means any Bank Indebtedness that is secured by a Permitted Lien incurred or deemed incurred pursuant to clause (8) of the definition of Permitted Lien.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Security Documents” means the security agreements, pledge agreements, collateral assignments and related agreements, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time, creating the security interests in the Collateral as contemplated by the August 2004 Indenture.

“Senior Credit Documents” means the collective reference to the Credit Agreement, the notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of Hexion within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Similar Business” means a business, the majority of whose revenues are derived from activities of Hexion and its Subsidiaries as of August 12, 2004 or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Sponsor” means Apollo Management, L.P., one or more investment funds controlled by Apollo Management, L.P. and any of their respective Affiliates.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by Hexion or any Subsidiary of Hexion which Hexion has determined in good faith to be customary in a Receivables Financing including those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Stock Purchase Agreement” means the Stock Purchase Agreement dated as of July 5, 2004, among BHI Investment, LLC, a Delaware limited liability company, BW Holdings LLC, a Delaware limited liability company, Borden Holdings, Inc., Borden Chemical, Inc., the predecessor to Hexion, Craig O. Morrison and Joseph P. Bevilaqua, as amended up to and including August 12, 2004.

“Subordinated Indebtedness” means (a) with respect to the Issuers, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the notes, and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to its Guarantee.

“Subsidiary” means, with respect to any Person (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or limited liability company of which (x) more than 50% (or in the case of HAI, 50% or more) of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity (or, in the case of HAI, such Person or any Restricted Subsidiary of such Person has the right to designate at least 50% of the members of the board of directors of such entity).

“Subsidiary Guarantor” means any Restricted Subsidiary that Incurs a Guarantee; provided, however, that upon the release or discharge of such Restricted Subsidiary from its Guarantee in accordance with the Indenture, such Restricted Subsidiary will cease to be a Subsidiary Guarantor.

“Tax Distributions” means any dividends and distributions described in clause (b)(12) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Section 77aaa-77bbbb) as in effect on August 12, 2004.

“Total Assets” means the total consolidated assets of Hexion and its Restricted Subsidiaries, as shown on the most recent balance sheet of Hexion.

“Transaction Agreement” means the Transaction Agreement among Hexion and certain of its affiliates, Resolution Performance Products LLC and Resolution Specialty Materials LLC dated as of April 22, 2005.

“Trust Officer” means:

(1) any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and

(2) who shall have direct responsibility for the administration of the Indenture.

“Trustee” means the respective party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Uniform Commercial Code” means the New York Uniform Commercial Code as in effect from time to time.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of Hexion that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of Hexion in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of Hexion may designate any Subsidiary of Hexion (including any newly acquired or newly formed Subsidiary of Hexion but excluding the Issuers) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, Hexion or any other Subsidiary of Hexion that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of Hexion or any of its Restricted Subsidiaries; provided further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors of Hexion may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)(1) Hexion could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for Hexion and its Restricted Subsidiaries would be greater than such ratio for Hexion and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of Hexion shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of Hexion giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Issuer” means Hexion U.S. Finance Corp., a Delaware corporation, and any successor in interest thereto.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

MATERIAL TAX CONSEQUENCES

General

The following is a summary of material U.S. federal income tax consequences of the exchange of old notes for exchange notes pursuant to the exchange offer, but does not address any other aspects of U.S. federal income tax consequences to holders of old notes or exchange notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations thereunder, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof and published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive. This summary is not binding on the Internal Revenue Service or on the courts, and no ruling will be requested from the Internal Revenue Service on any issues described below. There can be no assurance that the Internal Revenue Service will not take a different position concerning the matters discussed below and that such positions of the Internal Revenue Service would not be sustained.

Except as expressly stated otherwise, this summary applies only to U.S. holders that exchange old notes for exchange notes in the exchange offer and who hold the old notes as capital assets within the meaning of Section 1221 of the Code. It does not address the tax consequences to holders who are subject to special rules under U.S. federal income tax laws (such as financial institutions, tax-exempt organizations and insurance companies). A “U.S. holder” means a beneficial owner of a note who purchased the notes pursuant to the offering of the notes and is, for U.S. federal income tax purposes:

•	a citizen or resident alien individual of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or

•	any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if:

•	a court within the United States is able to exercise primary supervision over the administration of the trust, and

•	one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust; or

•	it has valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person;

Persons considering the exchange of old notes for exchange notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Exchange of an old note for an exchange note pursuant to the exchange offer

The exchange by any holder of an old note for an exchange note will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, no gain or loss will be recognized by holders that exchange old notes for exchange notes pursuant to the exchange offer. For purposes of determining gain or loss upon the subsequent sale or exchange of exchange notes, a holder’s tax basis in an exchange will be the same as such holder’s tax basis in the old note exchanged therefor. Holders will be considered to have held the exchange notes from the time of their acquisition of the old notes.

Certain Canadian Tax Consequences to Non-Canadian Holders

The following is a general summary of the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) (the “Tax Act”) generally applicable to the purchase, ownership, and disposition of a new note acquired at the initial issue price in this offering of the notes. This summary is applicable to a beneficial owner of a new note who deals at arms length with the Issuers and holds (or will hold) the new notes as capital property. The new notes will generally be considered to constitute capital property to a holder provided the holder does not hold the new notes in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. This summary is applicable only to a holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is neither resident nor deemed to be resident in Canada and who does not use or hold and is not deemed to use or hold the new notes in carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary does not take into account or anticipate any changes in law other than the Proposed Amendments, whether by legislative, regulatory, administrative or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ significantly from those discussed herein.

This summary is of a general nature only and is not a complete analysis of the tax considerations that may be applicable to a beneficial owner of a new note. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular beneficial owner of a new note. Therefore, beneficial owners should consult their own tax advisors with respect to their particular circumstances.

Under the Tax Act, provided that the exchange of notes pursuant to the registered exchange offer does not constitute a repayment under the commercial laws of the jurisdiction which governs the notes, the payment of interest, principal and premium in respect of the new notes will be exempt from Canadian withholding tax.

No other taxes on income (including taxable capital gains) will be payable under the Tax Act in respect of the acquisition, holding, redemption or disposition of the exchange notes or the receipt of interest, principal and premium thereon solely as a consequence of such acquisition, holding redemption or disposition.

PLAN OF DISTRIBUTION

Until 90 days after the date of this prospectus, all dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes only where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days from the date on which the exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until                          , 2006, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days from the date on which the exchange offer is consummated, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any broker-dealers and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes and the enforceability of obligations under the exchange notes and guarantees being issued were passed upon for us by O’Melveny & Myers LLP, New York, New York. Stewart McKelvey Stirling Scales passed on matters of Nova Scotia law. Connell Foley LLP passed on matters of New Jersey law.

EXPERTS

The consolidated financial statements of Hexion Specialty Chemicals, Inc. as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, included in this prospectus, except as they relate to Borden Chemical, Inc. as of December 31, 2004 and for the period from August 12, 2004 to December 31, 2004 and except as they relate to Hexion Specialty Chemicals Canada, Inc. (formerly Borden Chemical Canada, Inc.) as of and for the year ended December 31, 2005, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report thereon appears herein. Such financial statements have been so included in reliance on the report of such registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Borden Chemical, Inc. as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and the consolidated financial statements of Hexion Specialty Chemicals Canada, Inc. (formerly Borden Chemical Canada, Inc.) as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, included in this prospectus; the consolidated financial statements of Borden Chemical, Inc. as of December 31, 2004, and for the period from August 12, 2004 to December 31, 2004, not presented separately herein; and the related financial statement schedule of Borden Chemical, Inc. included elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which report as to Borden Chemical, Inc. for each of the three years in the period ended December 31, 2003, expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption in 2002 of Statement of Financial Accounting Standards No. 142; and which report as to Borden Chemical, Inc. for the period from August 12, 2004 to December 31, 2004, expresses an unqualified opinion and includes an explanatory paragraph regarding the restatement of the balance sheet) and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Resins, Inks and Monomers Business of Eastman Chemical Company as of December 31, 2003 and for each of the two years in the period ended December 31, 2003 and the seven months ended July 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the Resin Business of the Bakelite Group as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (formerly known as PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of National Borden Chemical Germany GmbH, as of and for the year ended December 31, 2005, not separately presented in this prospectus, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report thereon appears herein. Such financial statements, to the extent they have been included in the financial statements of Hexion Specialty Chemicals Canada, Inc. (formerly Borden Chemical Canada, Inc.) have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We will be required to file annual and quarterly reports and other information with the SEC after the registration statement described below is declared effective by the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Our reports and other information that we have filed, or may in the future file, with the SEC are not incorporated by reference into and do not constitute part of this prospectus.

We have filed a registration statement on Form S-4 to register with the SEC the exchange notes to be issued in exchange for the old notes. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You should note that where we summarize in this prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed to the registration statement for copies of the actual contract, agreement or document.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

Hexion Nova Scotia Finance, ULC is a Nova Scotia unlimited liability company. Certain of its officers and directors may be residents of various jurisdictions outside the United States. In addition, all of Hexion Nova Scotia Finance, ULC’s assets, which consist of advances to Hexion and its affiliates, are located outside the United States. Hexion Nova Scotia Finance, ULC has agreed, in accordance with the terms of the indenture under which the exchange notes will be issued, to accept service of process in any suit, action or proceeding with respect to the indenture, the notes or the security documents brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of the notes to effect service within the United States upon directors, officers and experts who are not residents of the United States or to realize or enforce in the United States upon judgments of courts of the United States predicated upon civil liability under U.S. federal securities laws. We have been advised by our Canadian counsel that there is doubt as to the enforceability in Canada against Hexion Nova Scotia Finance, ULC or against its directors, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal securities laws.

EXCHANGE RATE DATA

The following table sets forth, for the periods and dates indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on such dates differs from the rates used in the preparation of consolidated or combined financial statements as of such dates. No representation is made that Canadian dollar amounts have been, could have been or could be converted into U.S. dollars at the noon buying rate on such dates or any other dates. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On July 25, 2006, the inverse of the noon buying rate was Cdn$1.00 equals US$0.8760.

Year Ended	Average(1)	High	Low	Period End
December 31, 2005	0.8276	0.8690	0.7872	0.8579
December 31, 2004	0.7702	0.8493	0.7158	0.8310
December 31, 2003	0.7186	0.7738	0.6349	0.7738
December 31, 2002	0.6368	0.6619	0.6200	0.6329
December 31, 2001	0.6444	0.6697	0.6241	0.6279

Three Month Period Ended	Average(2)	High	Low	Period End
March 31, 2006	0.8699	0.8834	0.8528	0.8569

(1)	The average of the exchange rates on the last day of each month during the applicable year.
(2)	The average of the exchange rates on the last day of each month during the applicable period.

Although the notes are denominated in U.S. dollars, any judgment enforcing the notes against Hexion Nova Scotia Finance, ULC in Canada would be denominated in Canadian dollars. In addition, any judgment enforcing the collateral in any jurisdiction outside the United States would likely be in the local currency.

INDEX TO FINANCIAL STATEMENTS

Page

Hexion Specialty Chemicals, Inc.

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss):
For the three months ended March 31, 2006 and 2005	F-4

Condensed Consolidated Balance Sheets:
As of March 31, 2006 and December 31, 2005	F-5

Condensed Consolidated Statements of Cash Flows:
For the three months ended March 31, 2006 and 2005	F-7

Condensed Consolidated Statements of Common Stock and Other Shareholder’s Deficit:
For the three months ended March 31, 2006	F-8

Notes to Condensed Consolidated Financial Statements:
For the three months ended March 31, 2006 and 2005	F-9

Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-29

Consolidated Statements of Operations:
For the years ended December 31, 2005, 2004 and 2003	F-30

Consolidated Balance Sheets:
As of December 31, 2005 and 2004	F-31

Consolidated Statements of Cash Flows:
For the years ended December 31, 2005, 2004 and 2003	F-33

Consolidated Statements of Common Stock and Other Shareholder’s (Deficit) Equity:
For the years ended December 31, 2005, 2004 and 2003	F-34

Notes to the Consolidated Financial Statements:
For the years ended December 31, 2005, 2004, and 2003	F-35

Schedule II—Valuation and Qualifying Accounts	F-90

Borden Chemical, Inc.

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income:
For the six months ended June 30, 2004 and 2003	F-92

Condensed Consolidated Balance Sheet:
As of June 30, 2004	F-93

Condensed Consolidated Statements of Cash Flows:
For the six months ended June 30, 2004 and 2003	F-95

Condensed Consolidated Statement of Shareholders’ Deficit:
For the six months ended June 30, 2004	F-96

Notes to Condensed Consolidated Financial Statements:
For the six months ended June 30, 2004 and 2003	F-97

Page
Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-118

Consolidated Statements of Operations and Comprehensive Income (Loss):
For the years ended December 31, 2003, 2002 and 2001	F-119

Consolidated Balance Sheets:
As of December 31, 2003 and 2002	F-120

Consolidated Statements of Cash Flows:
For the years ended December 31, 2003, 2002 and 2001	F-122

Consolidated Statements of Shareholders’ Deficit:
For the years ended December 31, 2003, 2002 and 2001	F-123

Notes to Consolidated Financial Statements:
For the years ended December 31, 2003, 2002, and 2001	F-125

Report of Independent Registered Public Accounting Firm:
For the period from August 12, 2004 to December 31, 2004	F-181

Hexion Specialty Chemicals Canada, Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations and Comprehensive Income:
For the three months ended March 31, 2006 and 2005	F-183

Condensed Consolidated Balance Sheets:
As of March 31, 2006 and December 31, 2005	F-184

Condensed Consolidated Statements of Cash Flows:
For the three months ended March 31, 2006 and 2005	F-186

Condensed Consolidated Statement of Shareholder’s Equity:
For the three months ended March 31, 2006	F-187

Notes to Condensed Consolidated Financial Statements:
For the three months ended March 31, 2006 and 2005	F-188

Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-194

Consolidated Statements of Operations:

For the years ended December 31, 2005, 2004 and 2003	F-195

Consolidated Balance Sheets:

As of December 31, 2005 and 2004	F-196

Consolidated Statements of Cash Flows:

For the years ended December 31, 2005, 2004 and 2003	F-198

Consolidated Statements of Shareholder’s (Deficit) Equity:

For the years ended December 31, 2005, 2004 and 2003	F-199

Notes to Consolidated Financial Statements:

For the years ended December 31, 2005, 2004 and 2003	F-200

Report of Independent Registered Public Accounting Firm	F-223

HEXION SPECIALTY CHEMICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS) (Unaudited)

	Three Months ended March 31,
(In millions, except share and per share data)	2006	2005
Net sales	$1,245	$1,012
Cost of sales	1,060	863

Gross profit	185	149

Selling, general & administrative expense	101	86
Transaction related costs (See Note 1)	4	7
Other operating (income) expense	(30)	(3)

Operating income	110	59

Interest expense, net	54	45
Other non-operating expense, net	1	9

Income before income tax and minority interest	55	5
Income tax expense	19	13

Income (loss) before minority interest	36	(8)
Earnings from unconsolidated entities, net of taxes	1	—
Minority interest in net income of consolidated subsidiaries	(2)	(2)

Net income (loss)	35	(10)
Redeemable preferred stock accretion (See Note 6)	13	—

Net income (loss) available to common shareholders	$22	$(10)

Comprehensive income (loss)	$46	$(40)

Basic and Diluted Per Share Data
Net income (loss) available to common shareholders	$0.27	$(0.12)

Average number of common shares outstanding during the period – basic and diluted	82,629,906	82,629,906

See Notes to Condensed Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(In millions)	March 31, 2006	December 31, 2005
ASSETS
Current Assets
Cash and equivalents	$168	$183
Accounts receivable (less allowance for doubtful accounts of $20 at March 31, 2006 and $19 at December 31, 2005)	684	605
Inventories:
Finished and in-process goods	297	292
Raw materials and supplies	173	153
Other current assets	88	132

	1,410	1,365

Other Assets	103	103

Property and Equipment
Land	69	63
Buildings	219	209
Machinery and equipment	1,837	1,777

	2,125	2,049
Less accumulated depreciation	(685)	(653)

	1,440	1,396

Goodwill	172	169
Other Intangible Assets, net	182	176

Total Assets	$3,307	$3,209

See Notes to Condensed Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(In millions, except share and per share data)	March 31, 2006	December 31, 2005
LIABILITIES, REDEEMABLE PREFERRED STOCK, COMMON STOCK AND OTHER SHAREHOLDER’S DEFICIT
Current Liabilities
Accounts and drafts payable	$547	$503
Debt payable within one year	41	51
Interest payable	50	45
Income taxes payable	107	91
Other current liabilities	242	248

	987	938

Other Liabilities
Long-term debt	2,299	2,303
Long-term pension obligations	176	167
Non-pension post employment benefit obligations	115	119
Deferred income taxes	135	139
Other long-term liabilities	98	92

	2,823	2,820

Minority interest in consolidated subsidiaries	9	11

Commitments and Contingencies (See Note 5)

Redeemable Preferred Stock - $0.01 par value; liquidation preference $25 per share; 60,000,000 shares authorized, 14,781,959 issued and outstanding at March 31, 2006 and December 31, 2005 (See Note 6)	377	364

Common Stock and Other Shareholder’s Deficit
Common stock - $0.01 par value; 300,000,000 shares authorized, 170,678,965 issued, 88,049,059 treasury and 82,629,906 outstanding at March 31, 2006 and December 31, 2005	1	1
Paid-in capital	504	515
Treasury stock	(296)	(296)
Accumulated other comprehensive loss	(59)	(70)
Accumulated deficit	(1,039)	(1,074)

	(889)	(924)

Total Liabilities, Redeemable Preferred Stock, Common Stock and Other Shareholder’s Deficit	$3,307	$3,209

See Notes to Condensed Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three months ended March 31,
(In millions)	2006	2005
Cash Flows from (used in) Operating Activities
Net income (loss)	$35	$(10)
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:
Depreciation and amortization	38	36
Unrealized loss on derivative instruments	—	10
Minority interest in net income of consolidated subsidiaries	2	2
Stock-based compensation	2	—
Gain on sale of businesses and assets	(37)	(2)
Deferred tax provision	3	8
Non-cash restructuring	3	—
Impairments	4	—
Net change in assets and liabilities:
Accounts receivable	(76)	(30)
Inventories	(10)	7
Accounts and drafts payable	44	13
Income taxes payable	16	2
Other assets	28	10
Other liabilities	(8)	(22)

	44	24

Cash Flows (used in) from Investing Activities
Capital expenditures	(27)	(13)
Acquisition of businesses, net of cash acquired	(56)	—
Proceeds from the sale of businesses, net of cash divested	41	2
Deferred acquisition costs	—	(9)

	(42)	(20)

Cash Flows from (used in) Financing Activities
Net short-term repayments	(9)	(3)
Borrowings of long-term debt	34	144
Repayments of long-term debt	(39)	(139)
IPO related costs (See Note 1)	(2)	—
Purchase price adjustment payable to parent (See Note 4)	—	8
Repayments of cash overdrafts	—	(2)
Other	—	(5)

	(16)	3

Effect of exchange rates on cash and equivalents	(1)	(1)

(Decrease) increase in cash and equivalents	(15)	6
Cash and equivalents at beginning of period	183	152

Cash and equivalents at end of period	$168	$158

Supplemental Disclosures of Cash Flow Information
Cash paid:
Interest, net	$48	$34
Income taxes, net	5	1
Non-cash activity:
Redeemable preferred stock accretion (See Note 6)	13	—

See Notes to Condensed Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONDENSED CONSOLIDATED STATEMENT OF COMMON STOCK

AND OTHER SHAREHOLDER’S DEFICIT (Unaudited)

(In millions)	Common Stock	Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss) (a)	Accumulated Deficit	Total
Balance, December 31, 2005	$1	$515	$(296)	$(70)	$(1,074)	$(924)

Net income	—	—	—	—	35	35
Translation adjustments	—	—	—	11	—	11

Comprehensive income	—	—	—	—	—	46

Stock based compensation expense	—	2	—	—	—	2
Redeemable preferred stock accretion (See Note 6)	—	(13)	—	—	—	(13)

Balance, March 31, 2006	$1	$504	$(296)	$(59)	$(1,039)	$(889)

(a)	Accumulated other comprehensive loss at March 31, 2006 represents $38 of net foreign currency translation gains, a $5 net loss from purchase accounting adjustments related to acquisition of minority interests and a $92 net loss relating to the Company’s minimum pension liability adjustment. Accumulated other comprehensive loss at December 31, 2005 represents $27 of net foreign currency translation gains, a $5 net loss from purchase accounting adjustments related to the acquisition of minority interests and a $92 net loss relating to the Company’s minimum pension liability adjustment.

See Notes to Condensed Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(In millions, except share data)

1. Background and Basis of Presentation

Hexion Specialty Chemicals, Inc. (“Hexion” or “the Company”) is engaged in the manufacture and marketing of resins, inks, coating and adhesive resins, formaldehyde, oil field products and other specialty and industrial chemicals worldwide. At March 31, 2006, the Company has 94 production and manufacturing facilities, of which 37 are located in the U.S. Hexion was formed on May 31, 2005 upon the combination of three Apollo Management, L.P. (“Apollo”) controlled companies (the “Combinations”), Resolution Performance Products, LLC (“Resolution Performance”), Resolution Specialty Materials, Inc. (“Resolution Specialty”) and Borden Chemical, Inc. (“Borden Chemical”). Upon consummation of the Combinations, Borden Chemical changed its name to Hexion Specialty Chemicals, Inc., and BHI Acquisition LLC (“BHI Acquisition”), Borden Chemical’s parent, changed its name to Hexion LLC. Prior to the Combinations, on April 29, 2005, a subsidiary of Borden Chemical completed its acquisition of Bakelite Aktiengesellschaft (“Bakelite”) (See Note 3).

The Company has incurred costs totaling approximately $4 and $7 in connection with the Combinations and terminated acquisition activities during the three months ended March 31, 2006 and 2005, respectively, primarily for accounting, consulting, legal and contract termination fees. As the Combinations transaction was considered a merger of entities under common control, in accordance with Financial Accounting Standard Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, related costs have been expensed as incurred and are included in the Condensed Consolidated Statements of Operations as Transaction related costs.

On April 25, 2005, the Company filed a registration statement, which is not yet effective, with the U.S. Securities and Exchange Commission (the “SEC”) for a proposed initial public offering (“IPO”) of its common stock. The Company subsequently filed seven amendments to its registration statement from May 2, 2005 through April 14, 2006.

The Company has incurred accounting, legal, and printing costs in connection with the proposed IPO. As the costs of issuing common stock are considered a reduction of the related proceeds of the offering, these costs, which were $13 at March 31, 2006 and $11 at December 31, 2005 have been deferred within Other current assets on the Condensed Consolidated Balance Sheets until the IPO is effected.

Basis of Presentation— Prior to the Combinations, Resolution Performance, Resolution Specialty and Borden Chemical were considered entities under the common control of Apollo affiliates as defined in Emerging Issues Task Force (“EITF”) Issue No. 02-5, Definition of Common Control in Relation to FASB Statement of Financial Accounting Standards No. 141, “Business Combinations.” As a result of the Combinations the financial statements of these entities are presented retroactively on a consolidated basis in a manner similar to a pooling of interests, and include the results of operations of each business only from the date of acquisition by the Apollo affiliates.

In the opinion of management, all adjustments, consisting only of normal, recurring adjustments considered necessary for a fair presentation, have been included. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These unaudited Financial Statements should be read in conjunction with the financial statements, accounting policies and notes included in the Company’s audited financial statements for the year ended December 31, 2005. Results for the interim periods are not necessarily indicative of results for the full year.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

2. Summary of Significant Accounting Policies

The following is an update of the significant accounting policies followed by the Company:

Principles of Consolidation—The Condensed Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries in which no substantive participating rights are held by minority shareholders, after elimination of intercompany accounts and transactions. The Company’s share of the net earnings of 20% to 50% owned companies, for which it has the ability to exercise significant influence over operating and financial policies, are included in income on an equity basis. Investments of other companies are carried at cost.

The Company has recorded a minority interest for the equity interests in subsidiaries that are not 100% owned by the Company. On May 31, 2005, the Resolution Performance and Resolution Specialty minority interests were purchased in connection with the Combinations and recorded as a step acquisition. At March 31, 2006 and December 31, 2005, the minority interest primarily reflects the Company’s joint venture partner’s ownership interest in HA-International, LLC (“HAI”), a joint venture between the Company and Delta-HA, Inc.

Earnings Per Share – As a result of the Combinations, the Company’s capital structure consists of 82,629,906 shares outstanding. For purposes of calculating earnings per share, 82,629,906 was used as the number of outstanding shares for all periods presented as no new shares were issued as a result of the legal merger of Resolution Performance, Resolution Specialty and Borden Chemical. This presentation reflects the post-merger capital structure of the Company for all periods on a consistent basis. The Company did not have any potentially dilutive instruments outstanding for any periods.

Stock-Based Compensation—Effective January 1, 2005, the Company elected to adopt SFAS No. 123(R) (revised 2004), Share-Based Payment. Under the provisions of SFAS No. 123(R), stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period. As the Company was considered a nonpublic entity, at the date of adoption, that used the minimum value method for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation, the Company is required to apply the prospective transition method. As such, the Company applies the statement to any new awards and to any awards modified, repurchased or cancelled since January 1, 2005.

3. Acquisitions and Divestitures

Acquisitions

The Company accounts for acquisitions using the purchase method of accounting. Accordingly, results of operations of the acquired entities have been included from the date of acquisition, and any excess of purchase price over the sum of amounts assigned to identified assets and liabilities has been recorded as goodwill. Fair values are based upon preliminary appraisals, internal studies and analyses and are subject to final adjustments.

On January 31, 2006, the Company completed the purchase of the decorative coatings and adhesives business unit of The Rhodia Group (the “Coatings Acquisition”). The business generated 2005 sales of approximately $200, with 8 manufacturing facilities in Europe, Australia and Thailand. On March 1, 2006, the Company acquired the global wax compounds business of Rohm and Haas (the “Wax Compound Acquisition”). The business generated 2005 sales of approximately $10. The purchase included Rohm and Haas’ wax compounds technology and product lines, manufacturing equipment and other business assets. The aggregate purchase price for the two acquisitions, including related direct costs, was $56. The proforma effects of the acquisitions are not material.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

Divestitures

On March 31, 2006, the Company sold Alba Adesivos Industria e Comercio Ltda. (“Alba Adesivos”), a consumer adhesives company based in Boituva, Brazil (the “Brazilian Consumer Divestiture”). Alba Adesivos is a producer of branded consumer and professional grade adhesives. The company generated 2005 sales of $38 and has approximately 140 employees. Due to the Company’s significant continuing involvement in the operations of Alba Adesivos as a result of a tolling agreement, the sale does not qualify for presentation as a discontinued operation. On March 31, 2006, the Company also completed the sale of its remaining 10% interest in Japan Epoxy Resin Co., Ltd., to its joint venture partner. The joint venture interest was accounted for using the cost method. The Company recognized gains totaling $37 related to these divestitures ($31 million on an after tax basis) that are included in Other operating income for the three months ended March 31, 2006.

4. Related Party Transactions

Administrative Service, Management and Consulting Arrangements

In connection with their respective acquisitions by Apollo, Resolution Performance, Resolution Specialty and Borden Chemical entered into certain management, consulting and transaction fee agreements with Apollo and its affiliates for the provision of certain structuring and advisory services. These agreements allowed Apollo and its affiliates to provide certain advisory services to the companies for terms up to ten years. The companies also agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services contemplated under these agreements. Prior to the Combinations, on May 31, 2005, Resolution Performance and Resolution Specialty terminated their agreements with Apollo, thereby releasing any and all obligations and liabilities by all parties under the respective agreements.

At the time of the Combinations, the Company entered into a seven-year, amended and restated version of the former Borden Chemical management consulting agreement with Apollo (the “Amended Management Consulting Agreement”). The terms of the Amended Management Consulting Agreement currently provide for annual fees of approximately $3 and provide for a lump-sum settlement equal to the net present value of the remaining annual management fees payable under the remaining term of the agreement in connection with a sale of the Company or an IPO.

Pursuant to the agreements in effect during the three months ended March 31, 2006 and 2005, the Company made payments of $0 and $3, respectively, and expensed fees of $1 for each of the three months ended March 31, 2006 and 2005, which are included within Other operating income in the Company’s Consolidated Statements of Operations.

Other Transactions and Arrangements

The Company sells finished goods to a former unconsolidated joint venture of the Company and certain Apollo affiliates. These sales totaled $4 and $8 for the three months ended March 31, 2006 and 2005, respectively. Accounts receivable from these affiliates totaled $2 at March 31, 2006 and December 31, 2005. The Company also purchases raw materials and services from certain Apollo affiliates. These purchases totaled $1 and $2 for the three months ended March 31, 2006 and 2005, respectively. The Company had accounts payable to Apollo and affiliates of less than $1 at March 31, 2006 and December 31, 2005.

In the first quarter of 2005, Borden Chemical received a payment of $8 from its previous owner, Kohlberg Kravis Roberts & Co., for adjustments made to the purchase price of the Apollo acquisition of Borden Chemical. This amount was subsequently paid to Borden Chemical’s parent, BHI Acquisition, in the second quarter of 2005.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

5. Commitments and Contingencies

Environmental Matters

Because the Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials, the Company is subject to extensive environmental regulation at the Federal, state and local levels as well as foreign laws and regulations, and therefore is exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Accruals for environmental matters are recorded following the guidelines of Statement of Position 96-1, “Environmental Remediation Liabilities,” when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Environmental accruals are reviewed on an interim basis and as events and developments warrant.

The Company has recorded liabilities, relating to 65 locations (69 at December 31, 2005), of approximately $37 and $39 at March 31, 2006 and December 31, 2005, respectively, for all probable environmental remediation, indemnification and restoration liabilities. These amounts include estimates of unasserted claims the Company believes are probable of loss and reasonably estimable. Based on the factors discussed below and currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $26 to $75, in the aggregate, at March 31, 2006. This estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based, and in order to establish the upper end of such range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates.

Following is a more detailed discussion of the Company’s environmental liabilities and related assumptions at March 31, 2006:

BCP Geismar Site—The Company formerly owned a basic chemicals and polyvinyl chloride business which was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. Borden Chemical retained a 1% interest and the general partner interest, which were held by its subsidiary, BCP Management (“BCPM”). Borden Chemical also retained the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among Borden Chemical, BCPOLP, BCPM, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, Borden Chemical agreed to perform certain of BCPOLP’s obligations with respect to environmental conditions at BCPOLP’s Geismar, Louisiana site. These obligations are related to soil and groundwater contamination at the Geismar site. The Company bears the sole responsibility for these obligations, as there are no other potentially responsible parties (“PRPs”) or third parties from which the Company can seek reimbursement, and no additional insurance recoveries are expected.

A groundwater pump and treat system for the removal of contaminants is operational, and natural attenuation studies are proceeding. The Company has performed extensive soil and groundwater testing. Regulatory agencies are reviewing the current findings and remediation efforts. If closure procedures and remediation systems prove inadequate, or if additional contamination is discovered, this could result in the costs approaching the higher end of the range of possible outcomes discussed below.

The Company has recorded a liability of approximately $20 at March 31, 2006 and December 31, 2005 related to the BCP Geismar site. Based on currently available information and analysis, the Company believes

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

that it is reasonably possible that costs associated with this site may fall within a range of $13 to $32, depending upon the factors discussed above. Due to the long-term nature of the project, the reliability of timing and the ability to estimate remediation payments, this liability was recorded at its net present value, assuming a 3% discount rate and a time period of thirty years and the range of possible outcomes is discounted similarly. The undiscounted liability is approximately $30 over thirty years with payments of $7 to be paid ratably between 2006 and 2010.

Superfund Sites / Offsite Landfills—The Company is currently involved in environmental remediation activities at 30 sites (29 at December 31, 2005) in which it has been notified that it is, or may be, a PRP under the United States Comprehensive Environmental Response, Compensation and Liability Act or similar state “superfund” laws. The Company has recorded a liability of approximately $8 at March 31, 2006 and approximately $9 at December 31, 2005 related to these sites. The Company anticipates approximately 60% of this liability will be paid within the next five years, with the remaining payments occurring over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites, and therefore, has little control over the costs and timing of cash flows. At 17 of the 30 sites, the Company’s share is less than 1%. At some of the remaining 13 sites, the Company has negotiated allocations ranging from 1% to 9% of the total liability which accounts for $7 of the total amount reserved for superfund / offsite landfill sites at March 31, 2006 and December 31, 2005. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may be as low as $6 or as high as $16, in the aggregate. In estimating both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The range of possible outcomes also takes into account the maturity of each project, which results in a more narrow range as the project progresses. The Company’s ultimate liability will depend on many factors including its volumetric share of waste, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation, and the availability of insurance coverage. The Company’s insurance provides very limited, if any, coverage for these environmental matters.

Sites Under Current Ownership—The Company is conducting environmental remediation at 11 locations (14 at December 31, 2005) currently owned by the Company, of which 2 sites are no longer operating. There are no other parties responsible for remediation at these sites. Much of the remediation is being performed by the Company on a voluntary basis; therefore, the Company has greater control over the costs to be incurred and the timing of cash flows. The Company has accrued approximately $5 and $6 at March 31, 2006 and December 31, 2005, respectively, for remediation and restoration liabilities at these locations. The Company anticipates approximately $3 of these liabilities will be paid within the next three years, with the remaining amounts being paid over the next ten years. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $4 to $11, in the aggregate. The factors influencing the ultimate outcome include the methods of remediation to be elected, the conclusions and assessment of site studies remaining to be completed and the time period required to complete the work.

Other Sites—The Company is conducting environmental remediation at 10 locations that it formerly owned. The Company has accrued approximately $3 at March 31, 2006 and December 31, 2005 for remediation and restoration liabilities at these locations. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $2 to $12, in the aggregate. The primary drivers in determining the final costs to the Company on these matters are the method of remediation selected and the level of participation of third parties.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

In addition, the Company is responsible for 12 sites (14 at December 31, 2005) that require monitoring where no additional remediation is expected and has also established accruals for other related costs, such as fines and penalties. The Company has accrued approximately $1 at March 31, 2006 and December 31, 2005 related to these sites. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $1 to $4 in the aggregate. Payment of these liabilities is anticipated to occur over the next ten years. The ultimate cost to the Company will be influenced by any variations in projected monitoring periods or by findings that are better or worse than anticipated.

The Company formerly operated the Smith Douglass fertilizer business, which included a phosphate processing operation in Manatee County, Florida and an animal food processing operation in Hillsborough County, Florida. Both operations were sold in 1980. The EPA sent the Company and another former owner of the Manatee County facility a request for $0.1 relating to oversight costs incurred when the site was abandoned by its current owner. The Company is disputing the charge. The Company is aware that state and Federal environmental agencies have taken measures to prevent the off-site release of water from rainfall that accumulated in the drainage ditches and lagoons surrounding the gypsum piles located on this site. The Company is aware that the current owner of the Hillsborough County site ceased operations in March 2004 and is working with governmental agencies to effect closure of that site. At this time, the Company has received an information request from the EPA but has not received any demands from any governmental agencies or others regarding the closure and environmental cleanup at this site, which the Company believes is the responsibility of the current owner. While it is reasonably possible some costs could be incurred related to these sites, the Company has inadequate information to enable it to estimate a potential range of liability, if any.

As a result of the Bakelite Acquisition, the Company acquired a site in Duisburg, Germany with significant soil and groundwater contamination beneath a facility that is shared with Rütgers Chemicals AG (“Rütgers”). Rütgers is in discussions with the local authorities concerning a proposed remediation plan; however, the scope and extent of that plan and the costs of its possible implementation are not yet reasonably estimable. Rütgers has contractually agreed to provide indemnifications to the Company with respect to this matter until 2025, subject to certain exceptions and limitations. Management believes that it is unlikely that the Company will have to take extensive actions for remediation. While it is reasonably possible some costs could be incurred related to this site, the Company has inadequate information to enable it to estimate a potential range of liability, if any.

For environmental conditions that existed at Resolution Performance sites prior to November 2000, the Royal Dutch/Shell Group of Companies (“Shell”) generally will indemnify the Company for environmental damages associated with environmental conditions that occurred or existed before the recapitalization in November 2000, subject to certain limitations. There have been no claims against Resolution Performance since November 2000 relating to such environmental matters; therefore, the Company has no accruals at March 31, 2006 and December 31, 2005 relating to Resolution Performance environmental matters.

According to the terms of the Resolution Specialty purchase agreement, Eastman Chemical Company retained the liability and indemnified Resolution Specialty for pre-existing unknown environmental conditions at facilities that were transferred to the Company, as well as for the pre-existing known environmental condition at the Roebuck, South Carolina facility, subject to certain limitations.

Non-Environmental Legal Matters

The Company has reserved approximately $12 at March 31, 2006 and December 31, 2005 relating to all non-environmental legal matters for legal defense and settlement costs that it believes are probable and estimable at this time.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

Following is a discussion of non-environmental legal proceedings that are not in the ordinary course of business:

Brazil Tax Claim—In 1992, the State of Sao Paulo Administrative Tax Bureau issued an assessment against the Company’s Brazilian subsidiary claiming that excise taxes were owed on certain intercompany loans made for centralized cash management purposes, characterized by the Tax Bureau as intercompany sales. Since that time, management and the Tax Bureau have held discussions and the subsidiary has filed an administrative appeal seeking cancellation of the assessment. The Administrative Court upheld the assessment in December 2001. In 2002, the subsidiary filed a second appeal with the highest-level Administrative Court, again seeking cancellation of the assessment. Argument was made to the court in September 2004; the Company is awaiting its ruling. At March 31, 2006, the amount of the assessment, including tax, penalties, monetary correction and interest, is 56 million Brazilian Reais, or approximately $26. The Company believes it has a strong defense against the assessment and will pursue the appeal vigorously, including appealing to the judicial level; however, there is no assurance that the assessment will not be upheld. At this time, the Company does not believe a loss is probable; therefore, only related legal fees have been accrued.

CTA Acoustics—From the third quarter 2003 to the first quarter 2004, six lawsuits were filed against Borden Chemical in the 27th Judicial District, Laurel County Circuit Court, in Kentucky, arising from an explosion at a customer’s plant where seven plant workers were killed and other workers were injured. The lawsuits primarily seek recovery for wrongful death, emotional and personal injury, loss of consortium, property damage and indemnity. The litigation also includes claims by the Company’s customer against the Company for property damage. On October 20, 2005, a settlement was reached with representatives of the seven deceased plant workers and twelve seriously injured workers. The Company also settled claims for emotional distress and minor injuries from 75 current and former CTA workers. The Company’s share of the settlement amounts is covered by insurance. The property damage claims remain to be resolved. The Company previously accrued and spent $5, the amount of its insurance deductible, relating to these actions and has insurance coverage expected to address any additional payments and legal fees.

Other Legal Matters— The Company is involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings, which are considered to be in the ordinary course of business. There has been increased publicity about asbestos liabilities faced by manufacturing companies. In large part, as a result of the bankruptcies of many asbestos producers, plaintiffs’ attorneys are increasing their focus on peripheral defendants, including the Company, and asserting that even products that contained a small amount of asbestos caused injury. Plaintiffs are also focusing on alleged harm caused by other products the Company has made or used, including those containing silica and vinyl chloride monomer. The Company does not believe that it has a material exposure relating to these claims and believes it has adequate reserves and insurance to cover currently pending and foreseeable future claims.

The Company is named in a lawsuit filed in Hillsborough County, Florida Circuit Court, relating to an animal feed supplement processing site formerly operated by Borden Chemical and sold in 1980. The lawsuit is filed on behalf of multiple residents of Hillsborough County living near the site and alleges various injuries related to exposure to toxic chemicals. At this time, the Company has inadequate information from which to estimate a potential range of liability, if any. A similar lawsuit brought on behalf of a class of plaintiffs was dismissed by the court in November 2005.

Other Commitments and Contingencies

The Company entered into contractual agreements with Shell and other third parties for the supply of site services, utilities, materials and facilities and for operation and maintenance services necessary to operate certain of the Company’s facilities on a stand-alone basis. The duration of the contracts range from less than one year to

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

20 years, depending on the nature of services. Such contracts may be terminated by either party under certain conditions as provided for in the respective agreements; generally, 90 days notice is required for short-term contracts and three years notice is required for longer-term contracts (generally those contracts in excess of five years). Contractual pricing generally includes a fixed and variable component.

In addition, the Company entered into contractual agreements with Shell and other third parties for the purchase of feedstocks. The terms of the agreements vary from three to ten years, extendable at the Company’s request and cancelable by either party as provided for in the respective agreements. Feedstock prices are based on market prices less negotiated volume discounts or cost input formulas.

6. Redeemable Preferred Stock

In May 2005, Hexion Escrow Corp., a subsidiary of Hexion which merged into Hexion coincidental with the Combinations, offered 14 million shares of Redeemable Series A Floating Rate Preferred Stock, par value $0.01 per share, and a liquidation preference of $25 per share (the “Preferred Stock”). For accounting purposes, the Preferred Stock is considered increasing rate preferred stock issued at an implied premium. As such, the implied premium is being accreted using the effective interest method from the issue date through May 15, 2007, which is the commencement of the perpetual dividend. For the three months ended March 31, 2006, the Company has recognized accreted dividends, including accretion of the implied premium, of $13.

On May 12, 2006, the Company used a portion of the proceeds it received from the amended and restated senior secured credit facilities (See Note 10) to redeem the Preferred Stock.

7. Pension and Postretirement Expense

Following are the components of net pension and postretirement expense (benefit) recognized by the Company for the three months ended March 31, 2006 and 2005:

	Pension		Postretirement
	Three months ended March 31,		Three months ended March 31,
	2006	2005	2006	2005
Service cost	$3	$3	$—	$—
Interest cost	7	5	—	—
Expected return on plan assets	(6)	(7)	—	—
Amortization of prior service cost	—	—	(3)	(3)
Recognized net actuarial loss (gain)	3	2	—	(1)

	$7	$3	$(3)	$(4)

The amortization of prior service cost included in the postretirement benefit relates to plan amendments made in 2004 and 2003.

8. Segment Information

The Company’s organizational structure is based on the products the Company offers and the markets the Company serves. During the fourth quarter of 2005, the Company changed its reportable segments to better reflect the stage of the transition from the previous organization of the pre-merger companies to the Company’s organizational structure during the latter half of 2005. The transition provides greater alignment of the respective operating divisions and reporting segments. At March 31, 2006, the Company’s organizational structure consisted of four operating divisions: Epoxy and Phenolic Resins, Formaldehyde and Forest Products Resins,

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

Coatings and Inks, and Performance Products. A brief summary of the operating divisions, which are aligned with the Company’s reportable segments, is as follows:

•	Epoxy and Phenolic Resins: Includes the operations primarily from the Resolution Performance and Bakelite legacy companies and the phenolic resin operation of the Borden Chemical legacy company. Major products include epoxy resins and intermediates, molding compounds, versatic acids and derivatives, specialty phenolic resins and epoxy coating resins.

•	Formaldehyde and Forest Products Resins: Includes the formaldehyde and forest product operations primarily from the Borden Chemical legacy company. Major products include forest product resins and formaldehyde applications.

•	Coatings and Inks: Includes the operations of the Resolution Specialty legacy company. Major products include composite resins, polyester resins, acrylic resins, alkyd resins and ink resins and additives.

•	Performance Products: Includes the oil field products and foundry applications from the Borden Chemical legacy company. Major products include phenolic encapsulated substrates for oil field service applications and foundry applications.

All historical segment information included herein has been restated to conform with the Company’s current segment reporting. The changes to previously reported segment information are simply a reclassification of activity among the Company’s segments and they do not impact any of the Company’s previously reported consolidated results.

The Company began implementing additional refinements to its operating divisions in 2006 to more closely link similar products, minimize divisional boundaries and improve the Company’s ability to serve common customers from pre-merger legacy company relationships, which may result in additional refinements to the Company’s reporting segments.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

Operating Segments:

Following is a comparison of Net sales and Segment EBITDA by reportable segment for the three months ended March 31, 2006 and 2005. Segment EBITDA is defined as EBITDA adjusted to exclude certain non-cash and non-recurring expenses. Segment EBITDA is the primary performance measure used by the Company in the evaluation of its operating results and in determining allocations of capital resources among its segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation. Corporate and Other primarily represents certain corporate general and administrative expenses that are not allocated to the segments.

	2006(2)	2005
Net Sales to Unaffiliated Customers (1):
Epoxy and Phenolic Resins	$538	$384
Formaldehyde and Forest Product Resins	342	313
Coatings and Inks	259	217
Performance Products	106	98

	$1,245	$1,012

	2006(2)	2005
Segment EBITDA (1):
Epoxy and Phenolic Resins	$74	$54
Formaldehyde and Forest Product Resins	33	36
Coatings and Inks	20	18
Performance Products	16	11
Corporate and Other	(11)	(10)

(1)	Intersegment sales and EBITDA are not significant and, as such, are eliminated within the selling segment
(2)	Net sales and segment EBITDA in 2006 include the Coatings Acquisition and the Wax Compound Acquisition results from the dates of their acquisition, January 31, 2006 and March 1, 2006, respectively.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

Reconciliation of Segment EBITDA to Net Income (Loss) for the three months ended March 31, 2006 and 2005:

	2006	2005
Segment EBITDA:
Epoxy and Phenolic Resins	$74	$54
Formaldehyde and Forest Product Resins	33	36
Coatings and Inks	20	18
Performance Products	16	11
Corporate and Other	(11)	(10)

Reconciliation:
Items not included in Segment EBITDA
Transaction related costs	(4)	(7)
Non-cash charges	(6)	—
Unusual items:
Gain on divestiture of business	37	2
Business realignments	(3)	(1)
Other	(10)	(19)

Total unusual items	24	(18)

Total adjustments	14	(25)
Interest expense, net	(54)	(45)
Income tax expense	(19)	(13)
Depreciation and amortization	(38)	(36)

Net income (loss)	$35	$(10)

Items not included in Segment EBITDA

Transaction related costs include merger costs related to the Combinations and expenses associated with terminated acquisition activities. Non-cash charges in 2006 primarily represent impairments of fixed assets and stock-based compensation expense. The 2006 Gain on divestiture of business primarily represents the gain realized on the Brazilian Consumer Divestiture. Other unusual items not included in Segment EBITDA represent expenses deemed by management to be non-recurring in nature. In 2006, these items principally consisted of integration costs, purchase accounting/inventory step-up adjustments related to the Coatings Acquisition and certain non-recurring litigation expenses. In 2005, these items principally consisted of an unrealized foreign currency loss on an exchange rate hedge related to the Bakelite Acquisition, certain non-recurring litigation expenses and integration costs.

9. Guarantor/Non-Guarantor Subsidiary Financial Information

The Company and certain of its U.S. subsidiaries guarantee the debt issued by its wholly-owned subsidiaries Hexion Nova Scotia, ULC (“Nova Scotia, ULC”) and Hexion U.S. Finance Corporation, which includes the $325 second-priority notes due 2014 and the $298 floating rate second-priority senior secured notes due 2010. In addition, the Company, these same U.S. subsidiaries, and Hexion U.S. Finance Corporation also guarantee the senior secured debt previously issued by Resolution Performance totaling $343 (“the Resolution Performance guaranteed debt”) which subsequent to March 31, 2006, the Company repurchased (see Note 10).

The following information contains the condensed consolidating financial information for the parent, Hexion, the subsidiary issuers (Hexion U.S. Finance Corporation, Nova Scotia, ULC and HSC Capital Corporation, formerly known as Resolution Performance Capital Corporation (“HSC Capital”)), the combined

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

subsidiary guarantors (Borden Chemical Investments, Inc., Borden Chemical Foundry, Inc., Lawter International, Inc., Borden Chemical International, Inc., Hexion CI Holding Company (China) LLC and Oilfield Technology Group, Inc.) and the combined non-guarantor subsidiaries, which includes all of the Company’s foreign subsidiaries and HAI. Borden Services Company, a subsidiary guarantor, was merged into the Company in the fourth quarter of 2005, while three additional subsidiary guarantors, BDS Two, Inc., Bakelite North America Holding Company and Bakelite Epoxy Polymers Corporate, were merged into the Company on February 28, 2006; all of these former subsidiary guarantors are included in the parent for all periods presented.

All of the subsidiary issuers and subsidiary guarantors are owned 100% by Hexion. All guarantees are full and unconditional and are joint and several. There are no significant restrictions on the ability of the Company to obtain funds from its domestic subsidiaries by dividend or loan. While the Company’s Australian subsidiary and HAI are restricted in the payment of dividends and intercompany loans due to the terms of their credit facilities, there are no material restrictions on the Company’s ability to obtain cash from the remaining U.S. non-guarantor subsidiaries.

This information includes allocations of corporate overhead to the combined non-guarantor subsidiaries based on net sales. Income tax expense has been provided on the combined non-guarantor subsidiaries based on actual effective tax rates. All other tax expense is reflected in the parent.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

HEXION SPECIALTY CHEMICALS, INC.

THREE MONTHS ENDED MARCH 31, 2006

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers (1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$563	$—	$21	$755	$(94)	$1,245
Cost of sales	494	—	20	639	(93)	1,060

Gross profit	69	—	1	116	(1)	185

Selling, general & administrative expense	47	—	—	54	—	101
Transaction related costs	(2)	—	—	6	—	4
Intercompany royalty expense (income)	6	—	(6)	—	—	—
Other operating (income) expense	6	—	—	(36)	—	(30)

Operating income	12	—	7	92	(1)	110

Interest expense, net	33	16	—	5	—	54
Intercompany interest expense (income)	6	(17)	—	11	—	—
Other non-operating (income) expense	(2)	1	—	2	—	1

Income (loss) from continuing operations before income tax and minority interest	(25)	—	7	74	(1)	55
Income tax expense	2	—	—	17	—	19

Income (loss) from continuing operations before equity earnings and minority interest	(27)	—	7	57	(1)	36
Equity in earnings of subsidiaries, net	64	—	3	1	(67)	1
Minority interest in net income of consolidated subsidiaries	(2)	—	—	—	—	(2)

Net income	$35	$—	$10	$58	$(68)	$35

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the Resolution Performance guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $203, which is essentially offset by the debt payable. HSC Capital has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

HEXION SPECIALTY CHEMICALS, INC.

THREE MONTHS ENDED MARCH 31, 2005

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$537	$—	$20	$519	$(64)	$1,012
Cost of sales	475	—	19	433	(64)	863

Gross profit	62	—	1	86	—	149

Selling, general & administrative expense	50	—	1	35	—	86
Transaction related costs	6	—	—	1	—	7
Intercompany royalty expense (income)	6	—	(6)	—	—	—
Other operating expense (income)	2	(1)	(1)	(3)	—	(3)

Operating income (loss)	(2)	1	7	53	—	59

Interest expense, net	33	11	—	1	—	45
Intercompany interest expense (income)	2	(11)	—	9	—	—
Other non-operating (income) expense	9	1	—	(1)	—	9

Income (loss) from continuing operations before income tax and minority interest	(46)	—	7	44	—	5
Income tax expense (benefit)	(1)	—	—	14	—	13

Income (loss) from continuing operations before equity earnings and minority interest	(45)	—	7	30	—	(8)
Equity in earnings of subsidiaries, net	37	—	2	—	(39)	—
Minority interest in net income of consolidated subsidiaries	(2)	—	—	—	—	(2)

Net income (loss)	$(10)	$—	$9	$30	$(39)	$(10)

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

HEXION SPECIALTY CHEMICALS, INC.

MARCH 31, 2006

CONDENSED CONSOLIDATING BALANCE SHEET (Unaudited)

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers (1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and equivalents	$6	$—	$1	$161	$—	$168
Accounts receivable, net	215	—	10	459	—	684
Inventories:
Finished and in-process goods	123	—	7	167	—	297
Raw materials and supplies	67	—	6	100	—	173
Other current assets	59	—	1	27	1	88

	470	—	25	914	1	1,410

Other Assets
Investment in subsidiaries	552	—	12	—	(564)	—
Other assets	22	20	—	61	—	103

	574	20	12	61	(564)	103

Property and Equipment, net	663	—	8	769	—	1,440
Goodwill	68	—	—	104	—	172
Other Intangible Assets, net	93	—	—	89	—	182

Total Assets	$1,868	$20	$45	$1,937	$(563)	$3,307

LIABILITIES, REDEEMABLE PREFERRED STOCK, COMMON STOCK AND OTHER SHAREHOLDER’S (DEFICIT) EQUITY
Current Liabilities
Accounts and drafts payable	$223	$—	$8	$316	$—	$547
Intercompany accounts payable (receivable)	114	(14)	(22)	(79)	1	—
Debt payable within one year	7	—	—	34	—	41
Interest payable	37	13	—	—	—	50
Income taxes payable	48	—	1	58	—	107
Other current liabilities	137	—	1	104	—	242

	566	(1)	(12)	433	1	987

Other Liabilities
Long-term debt	1,366	625	—	308	—	2,299
Intercompany loans payable	182	(653)	—	471	—	—
Long-term pension obligations	53	—	—	123	—	176
Non-pension post employment benefit obligations	103	—	—	12	—	115
Deferred income taxes	27	(2)	—	110	—	135
Other long-term liabilities	77	—	—	21	—	98

	1,808	(30)	—	1,045	—	2,823

Minority interest in consolidated subsidiaries	6	—	—	3	—	9
Redeemable preferred stock	377	—	—	—	—	377
Common Stock and Other Shareholder’s (Deficit) Equity	(889)	51	57	456	(564)	(889)

Total Liabilities, Redeemable Preferred Stock, Common Stock and Other Shareholder’s (Deficit) Equity	$1,868	$20	$45	$1,937	$(563)	$3,307

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the Resolution Performance guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $203, which is essentially offset by the debt payable. HSC Capital has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

HEXION SPECIALTY CHEMICALS, INC.

DECEMBER 31, 2005

CONDENSED CONSOLIDATING BALANCE SHEET

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers (1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and equivalents	$8	$—	$—	$175	$—	$183
Accounts receivable, net	205	—	14	386	—	605
Inventories:
Finished and in-process goods	132	—	7	153	—	292
Raw materials and supplies	60	—	5	88	—	153
Other current assets	95	—	1	36	—	132

	500	—	27	838	—	1,365

Other Assets
Investment in subsidiaries	482	—	17	—	(499)	—
Other assets	4	21	—	78	—	103

	486	21	17	78	(499)	103

Property and Equipment, net	656	—	9	731	—	1,396
Goodwill	63	—	—	106	—	169
Other Intangible Assets, net	94	—	—	82	—	176

Total Assets	$1,799	$21	$53	$1,835	$(499)	$3,209

LIABILITIES AND SHAREHOLDER’S (DEFICIT) EQUITY
Current Liabilities
Accounts and drafts payable	$215	$—	$10	$278	$—	$503
Intercompany accounts payable (receivable)	55	(22)	(13)	(20)	—	—
Debt payable within one year	13	—	—	38	—	51
Interest payable	24	20	—	1	—	45
Income taxes payable	45	—	—	46	—	91
Other current liabilities	158	—	2	88	—	248

	510	(2)	(1)	431	—	938

Other Liabilities
Long-term debt	1,368	625	—	310	—	2,303
Intercompany loans payable (receivable)	217	(652)	—	435	—	—
Long-term pension obligations	51	—	—	116	—	167
Non-pension postemployment benefit obligations	104	—	—	15	—	119
Deferred income taxes	26	—	—	113	—	139
Other long-term liabilities	75	—	—	17	—	92

	1,841	(27)	—	1,006	—	2,820

Minority interest in consolidated subsidiaries	8	—	—	3	—	11
Redeemable Preferred Stock	364	—	—	—	—	364
Common Stock and Other Shareholder’s (Deficit) Equity	(924)	50	54	395	(499)	(924)

Total Liabilities, Redeemable Preferred Stock, Common Stock and Other Shareholder’s (Deficit) Equity	$1,799	$21	$53	$1,835	$(499)	$3,209

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the Resolution Performance guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $203, which is essentially offset by the debt payable. HSC Capital has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

HEXION SPECIALTY CHEMICALS, INC.

THREE MONTHS ENDED MARCH 31, 2006

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers (1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows from (used in) Operating Activities	$21	$(5)	$7	$21	$—	$44

Cash Flows (used in) from Investing Activities
Capital expenditures	(20)	—	—	(7)	—	(27)
Acquisition of businesses	—	—	—	(56)	—	(56)
Proceeds from sale of businesses	—	—	—	41	—	41

	(20)	—	—	(22)	—	(42)

Cash flows (used in) from Financing Activities
Net short-term debt repayments	(6)	—	—	(3)	—	(9)
Borrowings of long-term debt	15	—	—	19	—	34
Repayments of long-term debt	(15)	—	—	(24)	—	(39)
Affiliated loan (repayments) borrowings	5	5	(6)	(4)	—	—
IPO related costs	(2)	—	—	—	—	(2)

	(3)	5	(6)	(12)	—	(16)

Effect of exchange rates on cash and equivalents	—	—	—	(1)	—	(1)

Decrease (increase) in cash and equivalents	(2)	—	1	(14)	—	(15)
Cash and equivalents at beginning of period	8	—	—	175	—	183

Cash and equivalents at end of period	$6	$—	$1	$161	$—	$168

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the Resolution Performance guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $203, which is essentially offset by the debt payable. HSC Capital has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

HEXION SPECIALTY CHEMICALS, INC.

THREE MONTHS ENDED MARCH 31, 2005

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers(1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows from (used in) Operating Activities	$36	$(1)	$—	$(11)	$—	$24

Cash Flows (used in) from Investing Activities
Capital expenditures	(9)	—	—	(4)	—	(13)
Proceeds from the sale of business	—	—	2	—	—	2
Deferred acquisition costs	(9)	—	—	—	—	(9)

	(18)	—	2	(4)	—	(20)

Cash flows (used in) from Financing Activities
Net short-term repayments	(1)	—	—	(2)	—	(3)
Borrowings of long-term debt	144	—	—	—	—	144
Repayments of long-term debt	(138)	—	—	(1)	—	(139)
Affiliated loans (repayments) borrowings	(19)	1	(6)	24	—	—
Dividends received (paid)	3	—	(2)	(1)	—	—
Purchase price adjustment payable to parent	8	—	—	—	—	8
Repayments of cash overdrafts	(2)	—	—	—	—	(2)
Other	(5)	—	—	—	—	(5)

	(10)	1	(8)	20	—	3

Effect of exchange rates on cash and equivalents	—	—	—	(1)	—	(1)

Increase (decrease) in cash and equivalents	8	—	(6)	4	—	6
Cash and equivalents at beginning of period	63	—	9	80	—	152

Cash and equivalents at end of period	$71	$—	$3	$84	$—	$158

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the Resolution Performance guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $203, which is essentially offset by the debt payable. HSC Capital has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

10. Subsequent Events

Senior Secured Credit Facilities

In May 2006, the Company amended and restated its senior secured credit facilities. The seven-year $1,625 term loan facility, seven-year $50 synthetic letter of credit facility (“LOC”), and five-year $225 revolving credit facility (the “new senior secured credit facilities”), are each subject to an earlier maturity date, on any date that greater than $200 in the aggregate principal amount of certain of the Company’s and its subsidiaries’ indebtedness will mature within 91 days of such date. Repayment of 1% total per annum of the term loan and LOCs must be made (in the case of the term loan facility, quarterly, in the case of the LOC, annually) with the balance payable upon the final maturity date. Further, the Company may be required to make additional repayments on the term loan beginning in 2008 if excess cash flow is generated and upon specified events.

The interest rates with respect to term loans to the Company under the new senior secured credit facilities are based on, at the Company’s option, (a) adjusted LIBOR plus 2.00% or (b) the higher of (i) JPMorgan Chase Bank, N.A.’s (JPMCB) prime rate or (ii) the Federal Funds Rate plus 0.50%, in each case plus 0.50%. Term loans to the Netherlands subsidiary are at the Company’s option, (a) EURO LIBOR plus 2.00% or (b) the rate quoted by JPMCB as its base rate for such loans plus 0.50%. The foregoing margins are subject to reduction if certain corporate credit ratings are achieved.

The new senior secured credit facility has commitment fees (other than with respect to the LOC) equal to 0.50% per annum of the unused line plus a fronting fee of 0.25% of the aggregate face amount of outstanding letters of credit. The LOC has a commitment fee of 0.10% per annum.

The obligations under the new senior secured credit facility are guaranteed (i) prior to the initial public offering of the Company’s common stock, by parent Hexion LLC, (ii) at all times, by each of the Company’s existing and subsequently acquired or organized material domestic subsidiaries, excluding HA-International, LLC. Subject to certain exceptions, all obligations of the foreign subsidiary borrowers will be guaranteed (i) prior to the initial public offering of the common stock, by Hexion LLC and (ii) at all times, by the Company, the U.S. subsidiary guarantors, the other foreign subsidiary borrowers and the respective material subsidiaries in the United States, the United Kingdom, Germany, the Netherlands and Canada (excluding subsidiaries in the United Kingdom, Germany and the United States that are unrestricted subsidiaries) and Hexion Specialty Chemicals Barbastro S.A.

The new senior secured credit facilities are secured by substantially all the assets of (i) prior to the initial public offering of the Company’s common stock, Hexion LLC, which will consist of a perfected first-priority pledge of all of the Company’s capital stock and (ii) at all times, the Company and the subsidiary guarantors, including but not limited to: (a) a first-priority pledge, subject to certain exceptions, of all capital stock held by the Company or any subsidiary guarantor (which pledge, with respect to obligations in respect of the U.S. borrowings secured by a pledge of the stock of any first-tier foreign subsidiary, shall be limited to 100% of the non-voting stock, if any, and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in, and mortgages on, substantially all tangible and intangible assets of the Company and each subsidiary guarantor.

Notwithstanding the foregoing, (i) assets of foreign subsidiary guarantors only secure obligations in respect of the foreign borrowings, (ii) the collateral does not include (a) any real estate, fixtures or equipment of the Company or any subsidiaries located within the United States (except, subject to certain exceptions, for assets that the Company’s board of directors determines do not constitute principal property under the indentures for its debentures due 2016, 2021 and 2023) and (b) any capital stock or evidence of indebtedness for borrowed money

HEXION SPECIALTY CHEMICALS, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(In millions, except share data)

of certain subsidiaries held by the Company or any subsidiaries and (iii) assets of Hexion LLC, the Company or domestic subsidiaries will not secure obligations of the Netherlands subsidiary borrower.

The credit agreement contains, among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and the maintenance of a certain financial ratio. Payment of borrowings under the new senior secured credit facilities may be accelerated if there is an event of default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, covenant defaults, events of bankruptcy and a change of control.

Senior Secured Notes, Senior Subordinated Notes and Series A Preferred Stock

On April 20, 2006, the Company announced tender offers and consent solicitations, subject to customary terms and conditions, for its 8% Senior Secured Notes due 2009, 9 1/2% Senior Second Secured Notes due 2010 and 13 1/2% Senior Subordinated Notes due 2010. As of the expiration of the tender offers on May 17, 2006, the Company accepted tenders from holders of 100% of the outstanding principal amount of its 8% Senior Secured Notes, 99.9% of its 9 1/2% Senior Second Secured Notes and 89.0% of its 13 1/2% Senior Subordinated Notes. On May 18, 2006, we called for the redemption of all of our outstanding 9 1/2% Senior Second Secured Notes and 13 1/2% Senior Subordinated Notes, which we intend to redeem on June 18, 2006 with available cash.

On May 12, 2006, the Company redeemed all of the outstanding Series A Preferred Stock with a portion of the proceeds from the new senior secured credit facilities.

Upon completion of the tender and amendment of the senior secured credit facilities, the Company expects to recognize a loss on the extinguishment of debt of approximately $31 (redemption cost net of debt premium) and an additional charge of approximately $20 for the write-off of deferred financing costs, which will be reflected in our second quarter financial statements.

Interest Rate Swap Agreement

On May 10, 2006, we entered into interest rate swap arrangements of $1 billion. The swap is a three-year arrangement designed to offset cash flow variability associated with interest rate fluctuations on our variable rate debt. The initial aggregate notional amount of the swap is $1 billion, which amortizes on a quarterly basis based on expected payments on our term loan in order to maintain a fixed to variable debt ratio of approximately 70% fixed to 30% variable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

Hexion Specialty Chemicals, Inc.:

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Hexion Specialty Chemicals, Inc. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, based on our audits and the reports of other auditors, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the financial statements of Hexion Specialty Chemicals Canada, Inc., a wholly-owned subsidiary, which statements reflect total assets of $953 million as of December 31, 2005 and total revenues of $1,181 million, for the year ended December 31, 2005 nor did we audit the financial statements and financial statement schedule of Borden Chemical, Inc., a company which has been consolidated with other entities to form the Company, which statements reflect total assets of $1,044 million as of December 31, 2004, and total revenues of $702 million for the period August 12, 2004 to December 31, 2004. Those statements and schedule were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Hexion Specialty Chemicals Canada, Inc. and Borden Chemical, Inc., is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Columbus, Ohio

March 16, 2006

HEXION SPECIALTY CHEMICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2005	2004	2003
	(In millions, except share and per share data)
Net sales	$4,470	$2,019	$782
Cost of sales	3,808	1,785	714

Gross profit	662	234	68

Selling, general & administrative expense	400	163	81
Transaction related costs (See Note 1)	44	56	—
Other operating expense	10	6	10

Operating income (loss)	208	9	(23)

Interest expense, net	204	117	77
Write-off of deferred financing fees (See Note 8)	17	—	—
Other non-operating expense, net	16	5	—

Loss from continuing operations before income tax, earnings from unconsolidated entities and minority interest	(29)	(113)	(100)
Income tax expense (benefit) (See Note 16)	48	—	(37)

Loss from continuing operations before earnings from unconsolidated entities and minority interest	(77)	(113)	(63)
Earnings from unconsolidated entities, net of taxes	2	—	—
Minority interest in net (income) loss of consolidated subsidiaries	(3)	8	13

Loss from continuing operations	(78)	(105)	(50)

Loss from discontinued operations (See Note 4)	9	—	—

Net loss	(87)	(105)	(50)
Redeemable preferred stock accretion (See Note 11)	30	—	—

Net loss available to common shareholders	$(117)	$(105)	$(50)

Comprehensive loss	$(172)	$(36)	$(9)

Basic and Diluted Per Share Data
Loss from continuing operations	$(1.30)	$(1.27)	$(0.61)
Loss from discontinued operations	(0.11)	—	—

Net loss available to common shareholders	$(1.41)	$(1.27)	$(0.61)

Dividends (See Note 14)	$6.66	$—	$—

Average number of common shares outstanding during the period— basic and diluted	82,629,906	82,629,906	82,629,906

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004
	(In millions)
ASSETS

Current Assets
Cash and equivalents	$183	$152
Accounts receivable (less allowance for doubtful accounts of $19 in 2005 and $15 in 2004)	605	518
Inventories:
Finished and in-process goods	292	290
Raw materials and supplies	153	115
Other current assets	132	64

	1,365	1,139

Other Assets	103	95

Property and Equipment
Land	63	44
Buildings	209	201
Machinery and equipment	1,777	1,706

	2,049	1,951
Less accumulated depreciation	(653)	(628)

	1,396	1,323

Goodwill (See Note 6)	169	51
Other Intangible Assets, net (See Note 6)	176	88

Total Assets	$3,209	$2,696

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004
	(In millions, except share and per share data)
LIABILITIES, REDEEMABLE PREFERRED STOCK, COMMON STOCK AND OTHER SHAREHOLDER’S DEFICIT

Current Liabilities
Accounts and drafts payable	$503	$488
Debt payable within one year	51	16
Interest payable	45	36
Income taxes payable	91	33
Other current liabilities	248	133

	938	706

Other Liabilities
Long-term debt	2,303	1,834
Long-term pension obligations	167	73
Non-pension postemployment benefit obligations	119	142
Deferred income taxes	139	131
Other long-term liabilities	92	65

	2,820	2,245

Minority interest in consolidated subsidiaries	11	54

Commitments and Contingencies (See Notes 8 and 10)

Redeemable Preferred Stock - $0.01 par value; liquidation preference $25 per share; 60,000,000 shares authorized, 14,781,959 issued and outstanding at December 31, 2005 (See Note 11)	364	—

Common Stock and Other Shareholder’s Deficit
Common stock - $0.01 par value; 300,000,000 shares authorized,
170,678,965 issued, 88,049,059 treasury and 82,629,906 outstanding at December 31, 2005 and 2004	1	1
Paid-in capital	515	1,523
Treasury stock	(296)	(296)
Receivable from parent	—	(561)
Accumulated other comprehensive (loss) income	(70)	20
Accumulated deficit	(1,074)	(996)

	(924)	(309)

Total Liabilities, Redeemable Preferred Stock, Common Stock and Other Shareholder’s Deficit	$3,209	$2,696

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2005	2004	2003
	(In millions)
Cash Flows from (used in) Operating Activities
Net loss	$(87)	$(105)	$(50)
Adjustments to reconcile net loss to net cash from (used in) operating activities:
Depreciation and amortization	148	86	58
Minority interest in net income (loss) of consolidated subsidiaries	3	(8)	(13)
Stock-based compensation (See Note 15)	12	4	—
Deferred tax benefit	(3)	(3)	(37)
Unrealized foreign exchange loss	13	—	—
Amortization of deferred financing fees	9	5	10
Write-off of deferred financing fees (See Note 8)	11	—	—
Non-cash restructuring	9	—	—
Impairments	8	2	13
Other non-cash adjustments	(3)	—	(5)
Net change in assets and liabilities:
Accounts receivable	7	(81)	9
Inventories	59	(53)	10
Accounts and drafts payable	(29)	133	(46)
Income taxes payable	58	—	10
Other assets	(50)	(20)	4
Other liabilities	6	8	(6)

	171	(32)	(43)

Cash Flows (used in) from Investing Activities
Capital expenditures	(105)	(57)	(18)
Acquisition of businesses, net of cash acquired	(252)	(152)	—
Proceeds from the sale of business, net of cash	3	—	—
Cash combination of Borden Chemical	—	185	—
Proceeds from the sale of assets	—	4	23
Distributions from equity affiliates	—	—	2

	(354)	(20)	7

Cash Flows from (used in) Financing Activities
Net short-term debt repayments	(2)	(6)	—
Borrowings of long-term debt	1,193	293	748
Repayments of long-term debt	(750)	(195)	(645)
Payment of dividends	(523)	—	—
Proceeds from the issue of preferred stock, net of issuance costs (See Note 11)	334	—	—
Long-term debt and credit facility financing fees paid	(22)	—	—
IPO related costs (See Note 1)	(11)	—	—
Proceeds related to Resolution Specialty Transaction	—	60	—
Other	—	(4)	(23)

	219	148	80

Effect of exchange rates on cash and equivalents	(5)	7	1

Increase in cash and equivalents	31	103	45
Cash and equivalents at beginning of year	152	49	4

Cash and equivalents at end of year	$183	$152	$49

Supplemental Disclosures of Cash Flow Information
Cash paid (received):
Interest, net	$192	$102	$63
Income taxes, net	8	3	(19)
Non-cash activity:
Settlement of note receivable from parent	581	—	—
Unpaid common stock dividends declared	27	—	—
Redeemable preferred stock accretion (See Note 11)	30	—	—
Reclassification of minimum pension liability adjustment from (to) shareholder’s deficit	(16)	2	—
Issuance of Note in Resolution Specialty Transaction	—	50	—

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONSOLIDATED STATEMENT OF COMMON STOCK AND OTHER SHAREHOLDER’S (DEFICIT) EQUITY

	Common Stock	Paid-in Capital	Treasury Stock	Receivable from Parent	Accumulated Other Comprehensive (Loss) Income	Accumulated (Deficit) Equity	Total
	(In millions)
Balance, December 31, 2002	$1	$143	$—	$—	$41	$(22)	$163

Net loss	—	—	—	—	—	(50)	(50)
Translation adjustments	—	—	—	—	40	—	40
Interest rate swap, net of tax	—	—	—	—	1	—	1

Comprehensive loss	—	—	—	—	—	—	(9)

Constructive distribution	—	—	—	—	—	(2)	(2)

Balance, December 31, 2003	$1	$143	—	—	$82	$(74)	$152

Net loss	—	—	—	—	—	(105)	(105)
Translation adjustments	—	—	—	—	67	—	67
Minimum pension liability adjustment, net of tax	—	—	—	—	2	—	2

Comprehensive loss	—	—	—	—	—	—	(36)

Acquisition of Resolution Specialty to Consolidated group	—	57	—	—	—	—	57
Acquisition of Borden Chemical to Consolidated group	—	1,252	(296)	(542)	(131)	(817)	(534)
Interest accrued on notes from parent of Borden Chemical	—	19	—	(19)	—	—	—
Compensation expense under deferred compensation plan	—	4	—	—	—	—	4
Deferred tax adjustments as a result of Combination	—	48	—	—	—	—	48

Balance, December 31, 2004	$1	$1,523	$(296)	$(561)	$20	$(996)	$(309)

Net loss	—	—	—	—	—	(87)	(87)
Translation adjustments	—	—	—	—	(69)	—	(69)
Minimum pension liability adjustment, net of tax of $8	—	—	—	—	(16)	—	(16)

Comprehensive loss							(172)

Effect of Combinations (See Note 14)	—	(581)	—	581	—	—	—
Purchase accounting related to acquisition of minority interest (See Note 3)	—	121	—	—	(5)	11	127
Dividends declared (See Note 11)	—	(550)	—	—	—	—	(550)
Stock based compensation expense (See Note 15)	—	12	—	—	—	—	12
Redeemable preferred stock accretion (See Note 11)	—	(30)	—	—	—	—	(30)
Interest accrued on notes from parent of Borden Chemical (See Note 14)	—	20	—	(20)	—	—	—
Other	—	—	—	—	—	(2)	(2)

Balance, December 31, 2005	$1	$515	$(296)	$—	$(70)	$(1,074)	$(924)

(a)	Accumulated other comprehensive loss at December 31, 2005 represents $27 of net foreign currency translation gains, a $5 net loss from purchase accounting adjustments related to the acquisition of minority interests and a $92 net loss relating to the Company’s minimum pension liability adjustment. Accumulated other comprehensive income at December 31, 2004 represents $96 of net foreign currency translation gains and a $76 net loss relating to the Company’s minimum pension liability adjustment. Accumulated other comprehensive income at December 31, 2003 represents $82 of net foreign currency translation gains.

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements

(In millions, except share and per share data)

1. Background and Basis of Presentation

Hexion Specialty Chemicals, Inc. (“Hexion” or “the Company”) is engaged in the manufacture and marketing of resins, inks, coating and adhesive resins, formaldehyde, oil field products and other specialty and industrial chemicals worldwide. At December 31, 2005, the Company has 86 production and manufacturing facilities, of which 37 are located in the U.S. Hexion was formed on May 31, 2005 upon the combination of three Apollo Management, L.P. (“Apollo”) controlled companies (the “Combinations”), Resolution Performance Products, LLC (“Resolution Performance”), Resolution Specialty Materials, Inc. (“Resolution Specialty Inc.”) and Borden Chemical, Inc. (“Borden Chemical”). Apollo acquired Resolution Performance on November 14, 2000, formed Resolution Specialty Inc. and purchased the Specialty Resins and Monomers and Ink business of Eastman Chemical Company (“Eastman”) on August 2, 2004 through a subsidiary (the “Resolution Specialty Transaction”), Resolution Specialty Materials, LLC (“Resolution Specialty”), and acquired Borden Chemical on August 12, 2004. Upon consummation of the Combinations, Borden Chemical changed its name to Hexion Specialty Chemicals, Inc., and BHI Acquisition LLC (“BHI Acquisition”), Borden Chemical’s parent, changed its name to Hexion LLC. Prior to the Combinations, on April 29, 2005, a subsidiary of Borden Chemical completed its acquisition of Bakelite Aktiengesellschaft (“Bakelite”) (See Note 3).

The Company has incurred costs totaling approximately $44 in connection with the Combinations and terminated acquisition activities during the year ended December 31, 2005, primarily for accounting, consulting, legal and contract termination fees. As this transaction is considered a merger of entities under common control, in accordance with Financial Accounting Standard Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, these costs have been expensed as incurred and are included in the 2005 Consolidated Statement of Operations as Transaction related costs.

In the 2004, as a result of the acquisitions of Resolution Specialty and Borden Chemical by Apollo, the Company incurred Transaction related costs of $56. This amount included charges for accounting and legal fees, fees paid to Apollo, payments for cancellation of restricted stock and management bonuses pertaining to the activity.

On April 25, 2005, the Company filed a registration statement, which is not yet effective, with the U.S. Securities and Exchange Commission (the “SEC”) for a proposed IPO of its common stock. The Company subsequently filed six amendments to its registration statement on May 2, 2005, June 13, 2005, July 15, 2005, August 26, 2005, September 19, 2005 and November 21, 2005.

The Company has incurred costs totaling approximately $11 in connection with the proposed IPO during the year ended December 31, 2005, primarily for accounting and legal fees and printing costs. As the costs of issuing common stock are considered a reduction of the related proceeds of the offering, these costs have been deferred within Other current assets on the December 31, 2005 Consolidated Balance Sheet until the IPO is effected.

Basis of Presentation—Prior to the Combinations, Resolution Performance, Resolution Specialty Inc. and Borden Chemical were considered entities under the common control of Apollo affiliates as defined in Emerging Issues Task Force (“EITF”) Issue No. 02-5, Definition of Common Control in Relation to FASB Statement of Financial Accounting Standards No. 141, “Business Combinations”. As a result of the Combinations, the financial statements of these entities are presented retroactively on a consolidated basis, in a manner similar to a pooling of interests, and include the results of operations of each business only from the date of acquisition by the Apollo affiliates.

The accompanying Hexion Consolidated Financial Statements include the following entities: the former Resolution Performance and its majority-owned subsidiaries as of December 31, 2005 and 2004 and for the years

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

ended December 31, 2005, 2004 and 2003; the former Resolution Specialty Inc. and its majority-owned subsidiaries as of December 31, 2005 and 2004, for the year ended December 31, 2005, and from the date of acquisition for 2004; and the former Borden Chemical and its majority-owned subsidiaries (which includes Bakelite since the date of acquisition) as of December 31, 2005 and 2004, for the year ended December 31, 2005, and from the date of acquisition in 2004. Resolution Performance, Resolution Specialty, Inc. and Bakelite reflect the purchase method of accounting. Borden Chemical elected not to apply push-down accounting because it was a public reporting registrant as a result of public debt that was outstanding prior and subsequent to the acquisition by Apollo.

2. Summary of Significant Accounting Policies

Significant accounting policies followed by the Company, as summarized below, are in conformity with generally accepted accounting principles.

Principles of Consolidation—The Consolidated Financial Statements include the accounts of Resolution Performance, Resolution Specialty Inc., Borden Chemical and Bakelite and their majority-owned subsidiaries, in which no substantive participating rights are held by minority shareholders, after elimination of intercompany accounts and transactions. The Company’s share of the net earnings of 20% to 50% owned companies, for which it has the ability to exercise significant influence over operating and financial policies, are included in income on an equity basis. Investments of other companies are carried at cost.

The Company has a 50% ownership interest in two joint venture companies that produce formaldehyde, resins and UV-curable coatings and adhesives in China. The joint ventures are accounted for using the equity method of accounting for investments. However, as the Company does not have the ability to exercise significant influence over the operating and financial policies, the Company’s share of net earnings are presented as Earnings from unconsolidated entities on the Consolidated Statements of Operations.

The Company has recorded a minority interest for the equity interests in subsidiaries that are not 100% owned by the Company. At December 31, 2004, the minority interest primarily reflected the equity interest in Resolution Performance and Resolution Specialty held by management and other third-parties. On May 31, 2005, the Resolution Performance and Resolution Specialty minority interests were purchased in connection with the Combinations and recorded as a step acquisition (See Note 3). At December 31, 2005, the minority interest primarily reflects the Company’s ownership interest in HA-International, LLC (“HAI”), a joint venture between the Company and Delta-HA, Inc.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. The most significant estimates reflected in the financial statements include environmental remediation, legal liabilities, deferred tax assets and liabilities and related valuation allowances, income tax accruals, pension and postretirement assets and liabilities, valuation allowances for accounts receivable and inventories, general insurance liabilities, asset impairments, and fair values of assets acquired and liabilities assumed in business acquisitions. Actual results could differ from estimated amounts.

Cash and Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2005 and 2004, the Company had interest bearing time deposits and other cash equivalent investments of $29 and $72, respectively, included on the Consolidated Balance Sheets as Cash and equivalents.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

Inventories—Inventories are stated at lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment—Land, buildings and machinery and equipment are valued at cost. Depreciation is recorded on the straight-line basis by charges to expense at rates based on estimated useful lives of properties (average estimated useful life for buildings is 20 years; average useful life for machinery and equipment is 15 years). Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation expense was $136, $81 and $54 for the years ended December 31, 2005, 2004 and 2003, respectively.

Deferred Expenses—Deferred financing costs are classified as Other assets on the Consolidated Balance Sheets and are amortized over the life of the related debt or credit facility using the straight-line method since no installment payments are required. Upon retirement of any of the related debt, a proportional share of debt issuance costs is expensed. At December 31, 2005 and 2004, the Company’s unamortized deferred financing costs were $54 and $54, respectively. See Note 8.

Goodwill and Intangibles—The excess of purchase price over net tangible and identifiable intangible assets of businesses acquired is carried as Goodwill on the Consolidated Balance Sheets. The Company does not amortize goodwill or indefinite-lived intangible assets. Separately identifiable intangible assets used in the operations of the business (e.g. formulae and technology, customer lists and contracts, etc.) are recorded at cost and carried as Other intangible assets on the Consolidated Balance Sheets. Intangible assets with determinable lives are amortized on a straight-line basis over the shorter of the legal or useful life of the asset, which ranges from 4 to 30 years. See Note 6.

Impairment—As events warrant, the Company evaluates the recoverability of long-lived assets by assessing whether the carrying value of the assets can be recovered over their remaining useful lives through the expected future undiscounted operating cash flows of the underlying business. Any impairment loss required is determined by comparing the carrying value of the assets to operating cash flows on a discounted basis.

The Company performs an annual impairment test for goodwill and indefinite-lived intangible assets. See Note 6.

General Insurance—The Company is generally self-insured for losses and liabilities relating to workers’ compensation, health and welfare claims, physical damage to property, business interruption and comprehensive general, product and vehicle liability but maintains insurance policies for certain items exceeding deductible limits. Losses are accrued for the estimated aggregate liability for claims using certain actuarial assumptions followed in the insurance industry and the Company’s experience. The Company maintains a liability for certain self-insured claims incurred but not yet recorded, based on actuarial estimates. The Company’s reserves for self-insurance totaled $6 and $4 at December 31, 2005 and 2004, respectively.

Legal Costs—The Company accrues for legal costs in the period in which a claim is made or an event becomes known, if the amounts are probable and reasonably estimable. Each claim is assigned a range of potential liability, with the most likely amount being accrued. The amount accrued includes all costs associated with a claim, including settlements, assessments, judgments, fines and legal fees.

Revenue Recognition—Revenue for product sales, net of estimated allowances and returns, is recognized as risk and title to the product transfer to the customer, which either occurs at the time shipment is made or upon delivery. In situations where product is delivered by pipeline, risk and title transfers when the product moves

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

across an agreed transfer point, which is typically the customers’ property line. Product sales delivered by pipeline are measured based on daily flow meter readings. The Company’s standard terms of delivery are included in its contracts of sale and invoices.

Shipping and Handling—The Company records freight billed to customers in net sales. Shipping costs are incurred to move the Company’s products from production and storage facilities to the customer. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally include costs to store, move and prepare the products for shipment. Shipping and handling costs are recorded in Cost of sales in the Consolidated Statements of Operations.

Research and Development Costs—Funds are committed to research and development for technical improvement of products and processes that are expected to contribute to operating profits in future years. All costs associated with research and development are charged to expense as incurred. Research and development and technical service expenditures were $62, $30 and $16 for the years ended December 31, 2005, 2004 and 2003, respectively.

Foreign Currency Translations—Assets and liabilities of foreign affiliates are translated at the exchange rates in effect at the balance sheet date, and income and expenses are translated at average exchange rates prevailing during the year. The effect of translation is accounted for as an adjustment to Common Stock and Other Shareholder’s Equity (Deficit) and is included in Other comprehensive income (loss).

Income Taxes—The Company provides for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities. See Note 16.

Deferred tax balances are adjusted to reflect tax rates, based on current tax laws, that will be in effect in the years in which temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Derivative Financial Instruments—The Company is party to forward exchange contracts and options, interest rate swaps, cross-currency swaps and natural gas futures to reduce its cash flow exposure to changes in foreign exchange rates and natural gas prices. The Company does not hold or issue derivative financial instruments for trading purposes. These instruments are not accounted for using hedge accounting, but are measured at fair value and recorded on the balance sheet as an asset or liability, depending upon the Company’s underlying rights or obligations. See Note 7.

Loss Per Share—As a result of the Combinations, the Company’s capital structure consists of 82,629,906 shares outstanding (See Note 14). For purposes of calculating loss per share, 82,629,906 was used as the number of outstanding shares for all periods presented as no new shares were issued as a result of the legal merger of Resolution Performance, Resolution Specialty and Borden Chemical. This presentation reflects the post-merger capital structure of the Company for all periods on a consistent basis. The Company did not have any potentially dilutive instruments outstanding for any periods.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

The Company’s loss per share is calculated as follows:

	Year ended December 30,
	2005	2004	2003
Loss from continuing operations	$(78)	$(105)	$(50)
Deduct: Redeemable preferred stock accretion	(30)	—	—

Loss from continuing operations available to common shareholders	$(108)	$(105)	$(50)

Per share - Loss from continuing operations available to common shareholders	$(1.30)	$(1.27)	$(0.61)

Average number of common shares outstanding during the period - basic and diluted	82,629,906	82,629,906	82,629,906

Stock-Based Compensation—Effective January 1, 2005, the Company elected to adopt SFAS No. 123(R) (revised 2004), Share-Based Payment. Under the provisions of SFAS No. 123(R), stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period. As the Company was considered a nonpublic entity, at the date of adoption, that used the minimum value method for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation, the Company is required to apply the prospective transition method. As such, the Company applies the statement to any new awards and to any awards modified, repurchased or cancelled since January 1, 2005. The adoption of SFAS No. 123(R) had no initial impact on the Company’s financial condition and results of operations.

Previously, the Company accounted for stock based awards under APB No. 25 and applied the minimum value method to determine fair value for disclosure requirements under SFAS No. 123. As of December 31, 2005, all awards outstanding are accounted for under SFAS No. 123(R). See Note 15.

The following tables sets forth the required reconciliation of reported and pro forma net loss and earnings per share (“EPS”) under SFAS No. 148:

	Year ended December 31,
	2004	2003
Net loss, as reported	$(105)	$(50)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	8	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(6)	—

Pro forma net loss	$(103)	$(50)

Average number of common shares outstanding—basic and diluted	82,629,906	82,629,906
Per share, as reported (basic and diluted)	$(1.27)	$(0.61)
Per share, pro forma (basic and diluted)	$(1.25)	$(0.61)

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

To determine pro forma compensation cost for the plans in accordance with SFAS No. 123, the fair value of each option grant was estimated at the date of the grant using the minimum value method and the Black-Scholes options pricing model with the following weighted average rates, dividend rates and expected lives for each of the Company’s respective plans:

	2004			2003
	Resolution Performance	Resolution Specialty	Borden Chemical	Resolution Performance
Risk-free weighted average interest rate	4.50%	3.90%	3.54%	4.23%
Dividend Rate	0%	0%	0%	0%
Expected life	7.0 years	6.3 years	5.0 years	6.0 years
Estimated fair value of option grants (a)	$—	$0.77	$1.01	$—

(a)	Fair value of option grants reflects the post-combination equivalent Hexion LLC common units giving effect to the reverse split (Note 15)

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with high quality institutions and, by policy, limits the amount of credit exposure to any one institution. At December 31, 2005 and 2004, investments included $0 and $52, respectively, in a prime money market account, $0 and $18, respectively, in a guaranteed investment certificate and $29 and $3, respectively, of other marketable securities. Remaining cash is held in several financial institutions. Concentrations of credit risk with respect to accounts receivable are limited, due to the large number of customers comprising the Company’s customer base and their dispersion across many different industries and geographies. The Company generally does not require collateral or other security to support customer receivables. See Note 7.

Concentrations of Supplier Risk—The Company relies on long-term agreements with key suppliers for most of its raw materials. The loss of a key source of supply or a delay in shipments could have an adverse effect on business. Should any of the suppliers fail to deliver or should any of the key long-term supply contracts be cancelled, the Company would be forced to purchase raw materials in the open market, and no assurances can be given that the Company would be able to make these purchases or make them at prices that would allow it to remain competitive. One supplier provides over 10% of certain raw material purchases, and we could incur significant time and expense if we had to replace the supplier. In addition, several of the feedstocks at various facilities are transported through a pipeline from one supplier. If we were unable to receive these feedstocks through these pipeline arrangements, the Company may not be able to obtain them from other suppliers at competitive prices or in a timely manner.

Recently Issued Accounting Standards

In November 2004, the FASB issued SFAS No. 151, Inventory Costs. The statement amends Accounting Research Bulletin (“ARB”) No. 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. ARB No. 43 previously stated that these costs must be “so abnormal as to require treatment as current-period charges.” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company believes that implementing SFAS No. 151 should not have a material impact on its consolidated financial position, results of operations or cash flows.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. This Interpretation clarifies that the term “conditional asset retirement obligation” as used in FASB No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, when incurred, if the fair value of the liability can be reasonably estimated. The Interpretation is effective for the Company no later than the end of the fiscal year ending on December 31, 2005. The implementation of this Interpretation did not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In September 2005, the FASB issued EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (“EITF 04-13”). The issue provided guidance on the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, Accounting for Nonmonetary Transactions. The issue also provided guidance on circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. The Company is evaluating the impact that this issue will have on our consolidated financial statements.

In November 2005, the FASB issued FSP FAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards (“FSP 123(R)-3”). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). The implementation of this FSP had no material effect on the Company’s consolidated financial statements.

3. Business Acquisitions

2004 Acquisition of Resolution Specialty

On August 2, 2004 (the closing date) Resolution Specialty, as assignee of Resolution Specialty Inc., purchased the Specialty Resins and Monomers and Ink businesses of Eastman Chemical Company (“Eastman”) for $192, including direct acquisition costs (“Resolution Specialty Transaction”).

The Resolution Specialty Transaction has been accounted for under the purchase method of accounting. The cost of the Resolution Specialty Transaction was allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values at the date of acquisition. Fair values were determined based upon appraisals and internal studies. As the fair value of net assets acquired exceeded cost, no goodwill was recorded in the transaction.

In connection with the Resolution Specialty Transaction, Resolution Specialty Inc. executed a Senior Subordinated Note Purchase Agreement (“Seller Note Financing”) with Eastman on August 2, 2004, which provided for the sale of $50 aggregate principal amount of Senior Subordinated Notes of Resolution Specialty Inc. to Eastman that are due and payable in 2011. Such notes were delivered to Eastman as partial consideration of the Resolution Specialty Transaction. These notes were subsequently repaid on May 31, 2005 when the Company entered a senior secured credit facility. See Note 8.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

The following table summarizes the assets acquired and liabilities assumed at the date of acquisition of Resolution Specialty.

Fair Value at August 2, 2004
Current assets	$196
Property, plant and equipment	87
Other assets	1
Intangible assets	—
Goodwill	—

Total assets acquired	284

Current liabilities	80
Long-term debt	3
Other liabilities	9

Total liabilities assumed	92

Net assets acquired	$192

2004 Acquisition of Borden Chemical by Apollo

On August 12, 2004, BHI Investment LLC, an affiliate of Apollo, acquired all of the outstanding capital stock of Borden Holdings, Inc. (“BHI”), Borden Chemical’s parent at that time, for total consideration of approximately $1.2 billion, including assumption of debt.

The acquisition of BHI, and the payment of transaction fees and expenses, was financed with the net proceeds of a $475 second-priority senior secured private debt offering (the “Second Priority Notes”) by two newly formed, wholly owned subsidiaries of Borden Chemical and certain equity contributions to BHI Acquisition from Apollo. Collectively, these transactions are referred to as the “Borden Transaction.”

2005 Acquisition of Bakelite

On April 29, 2005, Hexion Specialty Chemicals Canada, Inc., a subsidiary of Hexion, through its wholly owned subsidiary, National Borden Chemical Germany GmbH, completed its acquisition of Bakelite pursuant to a share purchase agreement with RÜTGERS AG and RÜTGERS Bakelite Projekt GmbH (collectively, the “Sellers”) dated October 6, 2004 (the “Bakelite Acquisition”) for a net purchase price of approximately €206, or approximately $266, subject to certain adjustments. The Company incurred direct costs associated with the acquisition of $42, which have been capitalized as part of the purchase in accordance with SFAS 141 and are included in the net purchase price. Based in Iserlohn-Letmathe, Germany, Bakelite is a producer of phenolic and epoxy thermosetting resins and molding compounds with 13 manufacturing facilities and 1,700 employees, primarily in Europe and Asia. The acquisition provided the Company with additional phenolic resin technology and products and a new epoxy resin technology platform.

The Company financed the Bakelite Acquisition through a combination of available cash and a second-priority senior secured bridge loan facility in the amount of $250. The bridge financing arrangement had a variable interest rate equal to LIBOR plus an applicable margin and had a final maturity date of July 15, 2014. The bridge financing arrangement was settled and cancelled on May 31, 2005 using proceeds from the $150 Second-priority senior secured floating rate notes due 2010 and $100 of term loan debt borrowed under the Company’s credit facility (See Note 8). The Bakelite Acquisition has been accounted for under the purchase method of accounting. As such, Bakelite’s results of operations are included in the Company’s Consolidated Financial Statements (the “Financial Statements”) from the date of acquisition.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

On December 14, 2004, in order to mitigate the risk of foreign currency exposure related to the Bakelite Acquisition, the Company entered into a foreign currency forward position of $235 to purchase Euros with U.S. Dollars at a rate of 1.3430, contingent upon the close of the transaction. On March 31, 2005, the Company adjusted the contract to have a target settlement date of April 29, 2005 and a new exchange rate of 1.3446. In conjunction with the consummation of the Bakelite Acquisition, the Company realized an aggregate loss of approximately $9 on this contract, the current year portion of which is included as Other non-operating expense in the Consolidated Statement of Operations.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. Fair values are based upon appraisals, and internal studies and analyses and are subject to final adjustments.

Fair value at April 29, 2005
Current assets	$290
Property, plant and equipment	166
Other assets	4
Intangible assets	72
Goodwill	63

Total assets acquired	595

Current liabilities	172
Long-term debt	21
Other liabilities	136

Total liabilities assumed	329

Net assets acquired	$266

Of the $72 of acquired intangible assets, $19 was assigned to tradenames, $16 was assigned to technology and $37 was assigned to customer relationships. The acquired intangible assets have a weighted average useful life of approximately 18 years. The tradenames have a 30-year useful life, technology has a 13-year useful life and customer relationships have a 14-year weighted average useful life.

Of the $63 of goodwill, $42 was assigned to the Epoxy and Phenolic Resins segment and $21 was assigned to the Formaldehyde and Forest Products segment. No goodwill is expected to be deductible for tax purposes.

The Company plans several actions to enhance the profitability of Bakelite including completion of headcount reductions previously initiated by Bakelite. These actions include headcount reductions, primarily in Germany, Italy and Spain, and the closure of two facilities. The Company anticipates the headcount reductions and plant closures will be complete by 2007. Expenditures related to these actions will be substantially complete by 2009. The purchase price allocation includes a liability of $23 reflecting the estimated cost of the activities (principally relating to headcount reductions). This liability at December 31, 2005 is $19, reflecting severance payments of $2 and a foreign currency translation of $2.

2005 Acquisition of Resolution Performance and Resolution Specialty Minority Interests

Upon the Combinations, shares of Resolution Performance Inc., the former parent of Resolution Performance, and Resolution Specialty Inc. held by minority shareholders and management were exchanged for shares in Hexion LLC. The minority shareholders and management held ownership interests of 28.2% and 5%

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

for Resolution Performance and Resolution Specialty, respectively, on a fully diluted basis. The acquisition of these ownership interests was accounted for under the purchase method of accounting and pushed-down to the respective acquired businesses.

The following table summarizes the step-up to fair value of the assets acquired and liabilities assumed at the date of acquisition based upon the percentage ownership acquired from the minority shareholders. Fair values are based upon preliminary third party appraisals and internal studies and are subject to final adjustments.

Incremental fair value at May 31, 2005
Current assets	$9
Property, plant and equipment	26
Intangible assets	20
Goodwill	56
Other assets	11

Total asset step-up	122

Current liabilities	3
Long-term debt	8
Other liabilities	21

Total liability step-up	32

Net assets stepped-up	$90

As a result of the exchange of minority interest shares, Shareholder’s Deficit was adjusted by $127, consisting of the $90 step-up to fair value of net assets and a $37 reclassification from minority interest to Paid-in capital. Additionally, $5 and $11 of Accumulated other comprehensive income and Accumulated deficit were reclassified to Paid-in capital to recognize an accumulated negative basis by minority interest holders whose shares were exchanged.

Of the $20 of acquired intangible assets, approximately $17 was assigned to patents and $3 was assigned to tradenames. The acquired intangible assets have a weighted average useful life of 17 years.

Of the $56 of goodwill, $7 was assigned to the Coatings & Inks segment, and $49 was assigned to the Epoxy and Phenolic Resins segment. No goodwill is expected to be deductible for tax purposes.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

The following unaudited pro forma financial information combines the consolidated results of operations as if the Bakelite Acquisition and the combination of Resolution Performance, Resolution Specialty Inc. and Borden Chemical had occurred as of the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributable to the acquisitions. The pro forma adjustments reflected in the tables below include amortization of intangibles, depreciation adjustments due to the write-up of property, plant and equipment to estimated fair market value, and interest expense on the acquisition debt for the Bakelite Acquisition and related income tax effects.

	2005	2004
Net sales	$4,717	$4,105
Loss from continuing operations	(86)	(357)
Net loss	(95)	(357)

Basic and Diluted Share Data
Loss from continuing operations	$(1.04)	$(4.32)
Net loss	(1.15)	(4.32)

The following are included in the pro forma Loss from continuing operations:

	2005	2004
Payment to Apollo to cancel fee agreements	$11	$—
Cost of sales related to inventory sold that was stepped-up at the acquisition date	16	9

	$27	$9

The pro forma financial information does not necessarily reflect the operating results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented, nor is such information indicative of future operating results.

4. Discontinued Operations

In 1998, pursuant to a merger and recapitalization transaction sponsored by The Blackstone Group (“Blackstone”) and financing arranged by The Chase Manhattan Bank (“Chase”), Borden Decorative Products Holdings, Inc. (“BDPH”), a wholly owned subsidiary of the Company, was acquired by Blackstone, which subsequently merged with Imperial Wallcoverings to create Imperial Home Décor Group (“IHDG”). The Company received approximately $309 in cash and 11% of IHDG common stock for its interest in BDPH. On January 5, 2000, IHDG filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. IHDG emerged from bankruptcy in April 2001. The IHDG Litigation Trust (the “Trust”) was created pursuant to the plan of reorganization in the IHDG bankruptcy to pursue preference and other avoidance claims on behalf of the unsecured creditors of IHDG. In November 2001, the Trust filed a lawsuit against the Company and certain of its affiliates seeking to have the IHDG transaction voided as a fraudulent conveyance and asking for a judgment to be entered against the Company for $314 plus interest, costs and attorney fees. On June 8, 2005, the Company reached an agreement with the parties to settle and release all claims against the Company for $15. This amount was subsequently paid by the Company in July 2005. As the settlement directly related to a divested business which was accounted for as a discontinued operation in 1997, the Company has included the settlement cost in Loss from discontinued operations in its Financial Statements.

In 1996 and 1997, the Company sold its Dairy and Foods businesses. Both disposals were accounted for as discontinued operations in those years. In 2005, the Company received $6 as settlement from a class action suit

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

related to raw material purchases by the divested businesses between July 21, 1991 and June 30, 1995. As the settlement directly related to the previously divested businesses, the Company has included the settlement proceeds in Loss from discontinued operations in its Financial Statements.

Typically, losses from discontinued operations are recorded in the Financial Statements net of tax; however, because the Company has a full valuation allowance on its domestic deferred tax assets and is unable to realize an income tax benefit from these losses, the corresponding benefit has been offset by a full valuation allowance.

5. Related Party Transactions

Administrative Service, Management and Consulting Arrangements

In connection with their respective acquisitions by Apollo, Resolution Performance, Resolution Specialty and Borden Chemical entered into certain management, consulting and transaction fee agreements with Apollo and its affiliates for the provision of certain structuring and advisory services. These agreements allowed Apollo and its affiliates to provide certain advisory services to the companies for terms up to ten years. The companies also agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services contemplated under these agreements. In addition, upon the closing of the Resolution Specialty and Borden Chemical transactions in the third quarter of 2004, the Company paid $12 for transaction and advisory services, and reimbursed expenses of $1. Prior to the Combinations, on May 31, 2005, Resolution Performance and Resolution Specialty terminated their agreements with Apollo, thereby releasing any and all obligations and liabilities by all parties under the respective agreements. In consideration of the terminations, Resolution Performance and Resolution Specialty paid Apollo $4 and $7, respectively. These amounts are included within Transaction related costs in the Company’s Consolidated Statements of Operations.

At the time of the Combinations, the Company entered into a seven-year, amended and restated version of the former Borden Chemical management consulting agreement with Apollo (the “Amended Management Consulting Agreement”). The terms of the Amended Management Consulting Agreement currently provide for annual fees of approximately $3 and provide for a lump-sum settlement equal to the net present value of the remaining annual management fees payable under the remaining term of the agreement in connection with a sale of the Company or an IPO.

Pursuant to the agreements in effect during the years ended December 31, 2005, 2004 and 2003, the Company paid fees of $4, $2 and $0, respectively. The 2003 management fee of less than $1 was paid in 2005. These amounts are included within Other operating expense in the Company’s Consolidated Statements of Operations. There were no amounts payable to Apollo at December 31, 2005 or 2004.

In connection with the Bakelite Acquisition, in exchange for deal structuring and negotiating provided by Apollo, the Company made payments to Apollo in the amount of $4. These amounts are considered direct costs of the acquisition and have been capitalized as part of the purchase.

Other Transactions and Arrangements

The Company sells finished goods to an unconsolidated joint venture of the Company and certain Apollo affiliates. These sales totaled $25, $11 and $15 for the years ended December 31, 2005, 2004 and 2003, respectively. Accounts receivable from these affiliates were $2 and $1 at December 31, 2005 and 2004, respectively. The Company also purchases raw materials and services from certain Apollo affiliates. These purchases totaled $12, $12 and $5 for the years ended December 31, 2005, 2004 and 2003. The Company had accounts payable to Apollo affiliates of less than $1 at December 31, 2005 and 2004 related to these purchases.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

Upon closing the Borden Transaction in 2004, Borden Chemical paid transaction-related costs of $9 on behalf of BHI Investment LLC, $22 on behalf of BW Holdings, LLC and shared deal incentive costs of $14. These amounts are included within Transaction related costs.

Financing and Investing Arrangements

In November 2000, Resolution Performance provided loans to certain officers of Resolution Performance totaling $1 to purchase stock of Resolution Performance, Inc.

6. Goodwill and Intangible Assets

At December 31, 2005 and 2004, the Company’s management performed the annual goodwill impairment test. As required by SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company identified the assets (including goodwill) and liabilities of the reporting units. The Company determined estimated fair values of the reporting units to assess whether the estimated fair value of each reporting unit was less than the carrying amount of the units net assets.

Fair values were determined using a standard methodology based upon comparing certain operating metrics of the entity to those of a set of comparable companies in the same industry. Using this method, market multiples and ratios based on operating, financial and stock market performance are compared across different companies and to the entity being valued. The Company employed a comparable analysis technique commonly used in the investment banking and private equity industries to estimate the values of its reporting units based on the EBITDA (earnings before interest, taxes, depreciation and amortization) multiple technique. Under this technique, estimated values are the result of an EBITDA multiple derived from this process applied to an appropriate historical EBITDA amount. At December 31, 2005 and 2004, the fair value of each reporting unit exceeded the carrying amount of assets and liabilities assigned to the units.

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2005 and 2004 are as follows:

	Epoxy and Phenolic Resins	Formaldehyde and Forest Products	Performance Products	Coatings and Inks	Total
Goodwill balance at December 31, 2003	$—	$—	$—	$—	$—
Acquisitions	4	23	23	—	50
Foreign currency translation	—	—	1	—	1

Goodwill balance at December 31, 2004	$4	$23	$24	$—	$51
Acquisitions	95	21	—	7	123
Foreign currency translation	(4)	(1)	—	—	(5)

Goodwill balance at December 31, 2005	$95	$43	$24	$7	$169

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

The Company’s intangible assets with identifiable useful lives consist of the following:

	At December 31, 2005			At December 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Intangible assets:
Formulae and technology	$114	$27	$87	$82	$20	$62
Customer lists and contracts	55	12	43	20	7	13
Other	33	2	31	2	1	1

	$202	$41	$161	$104	$28	$76

The Company has $15 and $12 of tradenames at December 31, 2005 and 2004, respectively, with indefinite lives. The impact of foreign currency translation is included in accumulated amortization.

Total intangible amortization expense for the years ended December 31, 2005, 2004 and 2003 was $12, $5 and $4, respectively.

Estimated annual intangible amortization expense for 2006 through 2010 is as follows:

2006	$13
2007	12
2008	12
2009	11
2010	9

7. Financial Instruments

The following tables present the carrying or notional amounts and fair values of the Company’s financial instruments at December 31, 2005 and 2004. The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair values are determined from quoted market prices, where available, or based on other similar financial instruments.

The following table includes the carrying amount and fair value of the Company’s nonderivative financial instruments as of December 31, 2005 and 2004:

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Debt	$2,354	$2,319	$1,850	$1,900

The carrying amounts of cash and equivalents, accounts receivable, accounts payable and other accruals are considered reasonable estimates of their fair values.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

The following table summarizes the Company’s derivative financial instruments as of December 31, 2005 and 2004:

	2005				2004
	Average Days To Maturity	Average Contract Rate	Notional Amount	Fair Value Gain (Loss)	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Gain (Loss)
Currency to sell for Euros
U.S. Dollars (1)	27	1.1890	45	—	—	—	—	—
U.S. Dollars (1)	990	1.2038	289	5	—	—	—	—
British Pound (1)	90	0.6987	41	(1)	—	—	—	—
U.S. Dollars (1)	60	1.2122	3	—	—	—	—	—
U.S. Dollars (2)	122	1.2031	24	—	—	—	—	—
U.S. Dollars (2)	—	—	—	—	90	1.3430	235	2
Currency to sell For U.S. Dollars
Canadian Dollars (3)	—	—	—	—	183	1.3200	36	—
Canadian Dollars (4)	—	—	—	—	183	1.2300	36	(2)
Currency to sell For CDN Dollars
British Pound (1)	—	—	—	—	31	2.3255	42	1
Commodity Future Contracts
Natural gas futures	—	—	3	1	—	—	3	—

(1)	Forward contracts
(2)	Deal contingent forward contracts (for pending or completed acquisitions)
(3)	Put options purchased
(4)	Call options sold

At December 31, 2005, the Company had derivative losses of $1 classified as Other current liabilities and derivative gains of $5 classified as Other assets. At December 31, 2004, the Company had derivative losses of $2 classified as Other current liabilities and derivative gains of $3 classified as Other assets. Gains and losses are recognized on a quarterly basis, through the Consolidated Statements of Operations. The Company does not hold or issue derivative financial instruments for trading purposes.

Foreign Exchange and Interest Rate Swaps

International operations account for a significant portion of the Company’s revenue and operating income. It is the policy of the Company to reduce foreign currency cash flow exposure due to exchange rate fluctuations by hedging anticipated and firmly committed transactions when economically feasible. The Company enters into forward and option contracts to buy and sell foreign currencies to reduce foreign exchange exposure and protect the U.S. dollar value of such transactions to the extent of the amount under contract. These contracts are designed to minimize the impact from foreign currency exchange on operating income and on certain balance sheet exposures. The Company is exposed to credit loss in the event of non-performance by other parties to the contract. The Company evaluates the credit worthiness of the counterparties’ financial condition and does not expect default by the counterparties.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

The Company periodically uses interest rate swaps to alter interest rate exposures between fixed and floating rates on certain long-term debt. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount.

Effective October 11, 2005, the Company entered into a $289 cross-currency and interest rate swap agreement structured for a non-U.S. subsidiary’s $290 U.S. dollar denominated term loan. The swap is a three-year agreement designed to offset balance sheet and interest rate exposures and cash flow variability associated with the exchange rate fluctuations on the term loan. The Euro to U.S. dollar exchange rate under the swap agreement is 1.2038. The Company pays a variable rate equal to the Euro LIBOR plus 271 basis points. The Company receives a variable rate equal to the U.S. Dollar LIBOR plus 250 basis points. The amount the Company receives under this agreement is equal to the non-U.S. subsidiary’s interest rate on its $290 term loan. The net impact of interest rate swaps was a decrease in the Company’s interest expense of $1 in 2005. In 2005, the Company paid a weighted average interest rate of 4.89% and received a weighted average interest rate of 6.61% related to the $289 cross-currency and interest rate swap agreement.

Deal Contingent Forwards

On December 6, 2005, the Company entered into a foreign currency forward position of $24 to purchase Euros with U.S. dollars at a rate of 1.2031. The contract is contingent upon the close of a potential acquisition and has a target settlement date of May 2, 2006. The purpose of the hedge is to mitigate the risk of foreign currency exposure related to the pending transaction.

On December 14, 2004, the Company entered into a foreign currency forward position of $235 to purchase Euros with U.S. Dollars at a rate of 1.3430. The contract was contingent upon the close of the Bakelite share purchase agreement (see Note 3) and had an initial target settlement date of March 31, 2005 and provided for an extension and adjustments through July 6, 2005. The purpose of the hedge was to mitigate the risk of foreign currency exposure related to the pending transaction. At December 31, 2004, the Company recorded a gain of $2 related to its deal contingent forward contract. This amount is included as Other non-operating income in the 2004 Consolidated Statement of Operations. Upon the acquisition of Bakelite on April 29, 2005, the Company recognized a loss of $9 on the settlement of the deal contingent forward contract.

Commodity Future Contracts

The Company is exposed to price fluctuations associated with raw materials purchases, most significantly with methanol, phenol, urea, acetone, propylene and chlorine. For these commodity raw materials, the Company has purchase contracts, with periodic price adjustment provisions. For certain contracts, the Company also adds to customer contracts selling price provisions that are indexed to publicly available indices for these commodity raw materials. The Board of Directors approves all commodity futures and commodity commitments based on delegations of authority documents.

The Company hedges a portion of its natural gas purchases for certain of its North American plants. The Company used futures contracts to hedge 66% and 46% of its 2005 and 2004 natural gas usage at these plants, respectively. The contracts are settled for cash each month based on the closing market price on the last day the contract trades on the New York Mercantile Exchange. Commitments settled under these contracts totaled $5 and $2 in 2005 and 2004, respectively. The Company recorded net gains relating to these commitments of $2 and less than $1 in 2005 and 2004, respectively, which are recognized each month as the gas is used. Remaining obligations are marked to market on a quarterly basis. The Company had future commitments under these contracts of $3 at December 31, 2005 and 2004, and recorded an unrealized gain of $1 at December 31, 2005 related to future commitments.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

8. Debt and Lease Obligations

Debt outstanding at December 31, 2005 and 2004 is as follows:

	December 31, 2005		December 31, 2004
	Long-Term	Due Within One Year	Long-Term	Due Within One Year
Revolving Credit Facilities at an average rate of 6.4% at December 31, 2004	$—	$—	$28	$—
Senior Secured Notes:
8% Senior secured notes due 2009 (includes $1 of unamortized debt premium at December 31, 2005 and $0 at December 31, 2004) (a)	141	—	140	—
9.5% Senior second secured notes due 2010 (includes $2 of unamortized debt premium at December 31, 2005 and $1 at December 31, 2004)(a)	202	—	201	—
9% Second-priority senior secured notes due 2014	325	—	325	—
Floating rate second-priority senior secured notes due 2010 at 9.8% and 6.8% at December 31, 2005 and 2004, respectively (includes $2 of unamortized debt discount at December 31, 2005 and $0 at December 31, 2004)	298	—	150	—
Credit Agreement: term loans due 2010 at 6.2% and 5.1% at December 31, 2005 and 2004, respectively	493	5	123	2
Debentures:
9.2% debentures due 2021	115	—	115	—
7.875% debentures 2023	247	—	247	—
Sinking fund debentures: 8.375% due 2016	78	—	78	—
13.5% Senior subordinated notes due 2010 (includes $8 of unamortized debt premium at December 31, 2005 and $4 at December 31, 2004) (a)	336	—	332	—
Seller senior subordinated notes due 2011 (at 7.6% at December 31, 2004)	—	—	50	—
Other:
Industrial Revenue Bonds due 2009 (at a fixed rate of 10% in 2005 and 2004)	34	—	34	—
Other (at 4.8% and 4.1% at December 31, 2005 and 2004, respectively)	23	8	7	5
Capital Leases	11	1	4	—

Total current maturities of long-term debt		14		7
Short-term debt (primarily foreign bank loans at an average rate of 6.3% and 8.4% at December 31, 2005 and 2004, respectively)	—	37	—	9

Total debt	$2,303	$51	$1,834	$16

(a)	December 31, 2005 balance includes purchase accounting adjustments as a result of the acquisition of minority interests. These adjustments have been reflected as unamortized debt premiums. (See Note 3)

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

At December 31, 2005 and 2004, the Company was in compliance with the material covenants and restrictions in all of the Company’s credit facilities and indentures.

Senior Secured Notes

	Origination Date	Interest Payable	Early Redemption	Collateral / Priority
8% Senior secured notes due 2009	December 2003	December 15 June 15	December 2006	Hexion—Inventory, accounts receivable and certain stock Equal to all senior debt, second to credit facility

9.5% Senior second secured notes due 2010	April 2003	April 15 October 15	April 2006	Hexion—Inventory, accounts receivable and certain stock Equal to all senior debt, second to credit facility and 8% notes

9% Second-priority senior secured notes due 2014	August 2004	January 15 July 15	July 2007 (b)	Hexion—Inventory, accounts receivable and certain stock Equal to all senior debt, second to credit facility

Floating Rate second-priority senior secured notes due 2010—at 10% and 6.8% at December 31, 2005 and 2004, respectively (a)	August 2004 and May 2005	January 15 April 15 July 15 October 15	July 2006 (b)	Hexion—Inventory, accounts receivable and certain stock, second to credit facility and 8% Senior secured notes

Credit Agreement: term notes due 2010—at 6.2% and 5.1% at December 31, 2005 and 2004, respectively (c)	May 2005	At least Every 90 days	(d)	Substantially all the assets of Hexion, subject to certain exceptions

(a)	Interest on the Floating Rate Notes accrues at an annual rate, reset quarterly, equal to LIBOR plus 550 basis points. There is no sinking fund for the Floating Rate Notes.
(b)	Redemption of 35% with equity offering proceeds. Redemption of 100% permitted in July 2009.
(c)	Interest on the term and revolving loan facilities is LIBOR plus 2.5% or the higher of prime rate plus 1% or the Federal Funds Rate plus 1.5%. Loans made in Canadian dollars will carry interest at the Canadian Bankers’ Acceptance rate plus 2.5% or the higher of prime rate plus 1% or average banker’s acceptance rate plus 1.5%. Loans made in sterling will carry interest at LIBOR plus 2.5% or the rate quoted by JPMorgan Chase Bank, N.A. (“JPMCB”) as its base rate for such loans plus 1%. Loans denominated in euros will carry interest at EURO LIBOR plus 2.5% or the rate quoted by JPMCB as its base rate for such loans plus 1%. Interest rates are subject to reduction based on an improved leverage ratio.
(d)	Repayment of 1% of the term loan per annum must be made quarterly with the balance payable upon the final maturity date. Repayment of 1% of the term loan per annum must be made quarterly with the balance payable upon the final maturity date. Additional payments required beginning in the second quarter of 2007 if the Company generates excess cash flow, as defined in the agreement.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

In May 2005, the Company entered into a senior secured credit facility (“Hexion Credit Facility”) and replaced and repaid the Resolution Performance and Resolution Specialty credit facilities, including the Resolution Performance $150 revolving credit facility entered into on January 24, 2005, $100 of the Bakelite bridge loan facility (See Note 3) and the Seller senior subordinated notes. The Hexion Credit Facility has a $225 revolving credit facility, a $500 term loan facility and a $50 synthetic letter of credit facility (“LOC”). Repayment of 1% total per annum of the term loan and synthetic LOC must be made (in the case of the term loan facility quarterly, and in the case of the LOC, annually) with the balance payable upon the final maturity date. Further, we may be required to make additional repayments on the term loan beginning in the second quarter of 2007 if we generate excess cash flow, as defined in the agreement.

On May 31, 2005, the Company issued $500 term loans under the Hexion Credit Facility of which approximately $300 of the proceeds were used to repay existing debt including borrowings under the Resolution Performance $150 revolving credit facility entered into January 24, 2005, $125 term note under the Resolution Specialty facility, $100 of the Bakelite bridge loan facility (See Note 3) and the Seller senior subordinated notes. The remainder was used to pay a dividend to the Company’s parent and transaction expenses. The Company incurred financing costs of $18 related to the Hexion Credit Facility. These costs are included within Other assets on the Financial Statements and will be amortized over the life of the related debt.

The Hexion Credit Facility has commitment fees (other than with respect to the synthetic LOC equal to 0.5% per annum of the unused line fee plus a fronting fee of 0.25% of the aggregate face amount of outstanding LOCs. The synthetic LOC facility has a commitment fee of 0.1% per annum. At December 31, 2005, we had no outstanding borrowings under the revolving credit facility and $54 outstanding LOCs and had additional borrowing capacity of $221.

Certain senior secured notes and the Hexion credit facility contain, among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures, and the maintenance of certain financial ratios. Payment of borrowings under the senior secured notes and the Hexion credit facility may be accelerated in the event of a default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, covenant defaults, events of bankruptcy and a change of control.

In the second quarter of 2005, the Company incurred a charge for the write-off of deferred financing costs totaling $17. Of this amount, $6 was related to the Bakelite Acquisition bridge loan facility, which was entered into and repaid during the quarter, and $11 was related to the early termination of the Resolution Performance, Resolution Specialty and Borden Chemical credit facilities. The $17 expense is included in Write-off of deferred financing fees on the Consolidated Statements of Operations.

For the year ended December 31, 2005, the Company incurred an unrealized loss of $10, related to a foreign subsidiary’s $290 U.S. dollar denominated term loan. The loss is included as Other non-operating expense on the Consolidated Statement of Operations. On October 11, 2005, the Company entered into a three-year swap agreement to offset balance sheet and interest rate exposures and cash flow variability associated with exchange rate fluctuations on the term loan.

In May 2005, the Company issued $150 Second-Priority Senior Secured Floating Rate Notes due 2010. The proceeds from the notes were used to repay in part the bridge loan facility used to finance the Bakelite Acquisition (See Note 3). The Company incurred financing costs of $4 related to the issuance of the Senior Secured Notes. These costs are included within Other assets on the Consolidated Balance Sheet and will be amortized over the life of the notes.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

Debentures

	Origination Date	Interest Payable	Early Redemption
9.2% debentures due 2021	March 1991	March 15 September 15	None

7.875% debentures due 2023	May 1993	February 15 August 15	None

8.375% Sinking fund debentures	April 1986	April 15 October 15	April 2006

13.5% Senior subordinated notes due 2010	2000	May 15 November 15	November 2005

Other Borrowings

The $34 Parish of Ascension Industrial Revenue Bonds (IRBs) are related to the purchase, construction and installation of air and water pollution control facilities that are no longer owned by us. The tax-exempt status of the IRBs is based upon there being no change in the use of the facilities, as defined by the Internal Revenue Code. We continue to monitor the use of the facilities by the current owner. If a change in use were to occur, we could be required to take remedial action, including redeeming all of the bonds.

In addition, the Company finances certain insurance premiums. Short-term borrowings under this arrangement include $9 and $6 at December 31, 2005 and 2004, respectively.

The Company’s capital leases are included in debt on the Consolidated Balance Sheets and range from one to forty-nine year terms for vehicle, equipment, pipeline, land and buildings.

Aggregate maturities of total debt, minimum annual rentals under operating leases, and minimum payments under capital leases at December 31, 2005, for the Company are as follows:

Year	Debt	Minimum Payments Under Capital Leases	Minimum Rentals Under Operating Leases
2006	$50	$1	$26
2007	14	1	23
2008	18	—	19
2009	181	—	14
2010	842	3	11
2011 and beyond	1,237	7	13

	$2,342	$12	$106

Rental expense amounted to $27, $15 and $10 in the years ended December 31, 2005, 2004 and 2003, respectively.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

9. Guarantees, Indemnifications and Warranties

Standard Guarantees / Indemnifications

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for, among other things, breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property, (iv) long-term supply agreements, (v) employee benefits services agreements and (vi) agreements with public authorities on subsidies for designated research and development projects. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements, (iv) vendors or customers in long-term supply agreements, (v) service providers in employee benefits services agreements and (vi) governments or agencies subsidizing research or development. In addition, the Company guarantees certain payables of its subsidiaries for the purchase of raw materials in the ordinary course of business.

These parties may also be indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Additionally, in connection with the sale of assets and the divestiture of businesses, the Company may agree to indemnify the buyer with respect to liabilities related to the pre-closing operations of the assets or businesses sold. Indemnities related to pre-closing operations generally include tax liabilities, environmental liabilities and employee benefit liabilities not assumed by the buyer in the transaction.

Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to the Company, but simply serve to protect the buyer from potential liability associated with the Company’s existing obligations at the time of sale. As with any liability, the Company has accrued for those pre-closing obligations that are considered probable and reasonably estimable. Amounts recorded are not significant at December 31, 2005.

While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under its guarantees nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not predictable. With respect to certain of the aforementioned guarantees, the Company maintains limited insurance coverage that mitigates potential payments to be made.

Warranties

The Company does not make express warranties on its products, other than that they comply with the Company’s specifications; therefore, the Company does not record a warranty liability. Adjustments for product quality claims are not material and are charged against sales revenues.

10. Commitments and Contingencies

Environmental Matters

Because the Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials, the Company is subject to extensive environmental regulation at the federal,

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

state and local levels as well as foreign laws and regulations, and therefore is exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Accruals for environmental matters are recorded following the guidelines of Statement of Position 96-1, “Environmental Remediation Liabilities,” when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Environmental accruals are reviewed on a quarterly basis and as events and developments warrant.

The Company has recorded liabilities, relating to 69 locations (63 at December 31, 2004), of approximately $39 and $41 at December 31, 2005 and 2004, respectively, for all probable environmental remediation, indemnification and restoration liabilities. These amounts include estimates of unasserted claims the Company believes are probable of loss and reasonably estimable. Based on the factors discussed below and currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $27 to $79, in the aggregate, at December 31, 2005. This estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based, and in order to establish the upper end of such range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates.

Following is a more detailed discussion of the Company’s environmental liabilities and related assumptions at December 31, 2005:

BCP Geismar Site—The Company formerly owned a basic chemicals and polyvinyl chloride business which was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. Borden Chemical retained a 1% interest and the general partner interest, which were held by its subsidiary, BCP Management (“BCPM”). Borden Chemical also retained the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among Borden Chemical, BCPOLP, BCPM, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, Borden Chemical agreed to perform certain of BCPOLP’s obligations with respect to environmental conditions at BCPOLP’s Geismar, Louisiana site. These obligations are related to soil and groundwater contamination at the Geismar site. The Company bears the sole responsibility for these obligations, as there are no other potentially responsible parties (“PRPs”) or third parties from which the Company can seek reimbursement, and no additional insurance recoveries are expected.

A groundwater pump and treat system for the removal of contaminants is operational, and natural attenuation studies are proceeding. The Company has performed extensive soil and groundwater testing. Regulatory agencies are reviewing the current findings and remediation efforts. If closure procedures and remediation systems prove inadequate, or if additional contamination is discovered, this could result in the costs approaching the higher end of the range of possible outcomes discussed below.

The Company has recorded a liability of $20 and $21 at December 31, 2005 and 2004, respectively, related to the BCP Geismar site. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with this site may fall within a range of $14 to $32, depending upon the factors discussed above. Due to the long-term nature of the project, the reliability of timing and the ability to estimate remediation payments, this liability was recorded at its net present value, assuming a 3% discount rate and a time period of thirty years, and the range of possible outcomes is discounted similarly. The undiscounted liability is approximately $30 over thirty years with payments of $7 to be paid ratably between 2006 and 2010.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

Superfund Sites / Offsite Landfills—The Company is currently involved in environmental remediation activities at 29 sites (26 at December 31, 2004) in which it has been notified that it is, or may be, a PRP under the United States Comprehensive Environmental Response, Compensation and Liability Act or similar state “superfund” laws. The Company has recorded a liability of approximately $9 and $8 at December 31, 2005 and 2004, respectively, related to these sites. The Company anticipates approximately 60% of this liability will be paid within the next five years, with the remaining payments occurring over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites, and therefore, has little control over the costs and timing of cash flows. At 17 of the 29 sites, the Company’s share is less than 1%. At the remaining 12 sites, the Company has a share of up to 8.8% of the total liability which accounts for $7 of the total amount reserved for superfund / offsite landfill sites at December 31, 2005 and 2004. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may be as low as $6 or as high as $19, in the aggregate. In estimating both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The range of possible outcomes also takes into account the maturity of each project, which results in a more narrow range as the project progresses. The Company’s ultimate liability will depend on many factors including its volumetric share of waste, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation, and the availability of insurance coverage. The Company’s insurance provides very limited, if any, coverage for these environmental matters.

Sites Under Current Ownership—The Company is conducting environmental remediation at 14 locations (15 at December 31, 2004) currently owned by the Company, of which 2 sites are no longer operating. There are no other parties responsible for remediation at these sites. Much of the remediation is being performed by the Company on a voluntary basis; therefore, the Company has greater control over the costs to be incurred and the timing of cash flows. The Company has accrued approximately $6 and $8 at December 31, 2005 and 2004, respectively, for remediation and restoration liabilities at these locations. The Company anticipates approximately $4 of these liabilities will be paid within the next three years, with the remaining amounts being paid over the next ten years. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $4 to $12, in the aggregate. The factors influencing the ultimate outcome include the methods of remediation to be elected, the conclusions and assessment of site studies remaining to be completed and the time period required to complete the work.

Other Sites—The Company is conducting environmental remediation at 10 locations (at December 31, 2004) formerly owned by Borden Chemical. The Company has accrued approximately $3 at December 31, 2005 and 2004 for remediation and restoration liabilities at these locations. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $2 to $14, in the aggregate. The primary drivers in determining the final costs to the Company on these matters are the method of remediation selected and the level of participation of third parties.

In addition, the Company is responsible for 14 sites (11 at December 31, 2004) that require monitoring where no additional remediation is expected and has also established accruals for other related costs, such as fines and penalties. The Company has accrued approximately $1 at December 31, 2005 and 2004 related to these sites. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $1 to $2, in the aggregate. Payment of these liabilities is anticipated to occur over the next ten years. The ultimate cost to the Company will be influenced by any variations in projected monitoring periods or by findings that are better or worse than anticipated findings.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

Borden Chemical formerly operated the Smith Douglass fertilizer business, which included a phosphate processing operation in Manatee County, Florida and an animal food processing operation in Hillsborough County, Florida. Both operations were sold in 1980. The EPA sent the Company and another former owner of the Manatee County facility a request for $0.1 relating to oversight costs incurred when the site was abandoned by its current owner. The Company is disputing the charge. The Company is aware that state and federal environmental agencies have taken measures to prevent the off-site release of water from rainfall that accumulated in the drainage ditches and lagoons surrounding the gypsum piles located on this site. The Company is aware that the current owner of the Hillsborough County site ceased operations in March 2004 and is working with governmental agencies to effect closure of that site. At this time, the Company has received an information request from the EPA but has not received any demands from any governmental agencies or others regarding the closure and environmental cleanup at this site, which the Company believes is the responsibility of the current owner. While it is reasonably possible some costs could be incurred related to these sites, the Company has inadequate information to enable it to estimate a potential range of liability, if any.

As a result of the Bakelite Acquisition, the Company acquired a site in Duisburg, Germany with significant soil and groundwater contamination beneath a facility that is shared with Rütgers Chemicals AG (“Rütgers”). Rütgers is in discussions with the local authorities concerning a proposed remediation plan; however, the scope and extent of that plan and the costs of its possible implementation are not yet reasonably estimable. Rütgers has contractually agreed to provide indemnifications to the Company with respect to this matter until 2025, subject to certain exceptions and limitations. Management believes that it is unlikely that the Company will have to take extensive actions for remediation. While it is reasonably possible some costs could be incurred related to this site, the Company has inadequate information to enable it to estimate a potential range of liability, if any.

For environmental conditions that existed at Resolution Performance related sites prior to November 2000, the Royal Dutch/Shell Group of Companies (“Shell”) generally will indemnify the Company for environmental damages associated with environmental conditions that occurred or existed before the recapitalization in November 2000, subject to certain limitations. There have been no claims against Resolution Performance since November 2000 relating to Resolution Performance environmental matters; therefore, the Company has no accruals at December 31, 2005 and 2004 relating to Resolution Performance environmental matters.

According to the terms of the Resolution Specialty Transaction, Eastman retained the liability and indemnified Resolution Specialty pre-existing unknown environmental conditions at facilities that were transferred to us, as well as the pre-existing known environmental condition at the Roebuck, South Carolina facility, subject to certain limitations.

Non-Environmental Legal Matters

The Company has reserved approximately $12 and $21 at December 31, 2005 and 2004, respectively, relating to all non-environmental legal matters for legal defense and settlement costs that it believes are probable and estimable at this time.

Following is a discussion of non-environmental legal proceedings that are not in the ordinary course of business:

Brazil Tax Claim—In 1992, the State of Sao Paulo Administrative Tax Bureau issued an assessment against our Brazilian subsidiary claiming that excise taxes were owed on certain intercompany loans made for centralized cash management purposes, characterized by the Tax Bureau as intercompany sales. Since that time,

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

management and the Tax Bureau have held discussions and the subsidiary has filed an administrative appeal seeking cancellation of the assessment. The Administrative Court upheld the assessment in December 2001. In 2002, the subsidiary filed a second appeal with the highest-level Administrative Court, again seeking cancellation of the assessment. Argument was made to the court in September 2004; the Company is awaiting its ruling. At December 31, 2005, the amount of the assessment, including tax, penalties, monetary correction and interest, is 54 million Brazilian Reais, or approximately $23. The Company believes it has a strong defense against the assessment and will pursue the appeal vigorously, including appealing to the judicial level; however, there is no assurance that the assessment will not be upheld. At this time, the Company does not believe a loss is probable; therefore, only related legal fees have been accrued.

HAI Grand Jury Investigation—HAI received a grand jury subpoena dated November 5, 2003 from the U.S. Department of Justice Antitrust Division relating to a foundry resins Grand Jury investigation. HAI has provided documentation in response to the subpoena. As is frequently the case when such investigations are in progress, various antitrust lawsuits have been brought against the Company alleging that we and HAI, along with various other entities, engaged in a price fixing conspiracy. In the fourth quarter of 2005, the grand jury completed its inquiry, and the Company and HAI were notified by the U.S. Department of Justice that no indictments would be issued and the investigation had been closed.

CTA Acoustics—From the third quarter 2003 to the first quarter 2004, six lawsuits were filed against Borden Chemical and others in the 27th Judicial District, Laurel County Circuit Court, in Kentucky, arising from an explosion at a customer’s plant where seven plant workers were killed and other workers were injured. The lawsuits primarily seek recovery for wrongful death, emotional and personal injury, loss of consortium, property damage and indemnity. The litigation also includes claims by the Company’s customer against its insurer and the Company for property damage. On October 20, 2005, a settlement was reached with representatives of the seven deceased plant workers and twelve seriously injured workers. The Company’s share of the settlement amount is covered by insurance. The property damage claim and suits by workers for emotional distress and minor injuries remain to be resolved. The Company previously accrued and has spent $5, the amount of its insurance deductible, relating to these actions and has insurance coverage expected to address any additional payments and legal fees.

Other Legal Matters—The Company is involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings which are considered to be in the ordinary course of business. There has been increased publicity about asbestos liabilities faced by manufacturing companies. In large part, as a result of the bankruptcies of many asbestos producers, plaintiffs’ attorneys are increasing their focus on peripheral defendants, including the Company, and asserting that even products that contained a small amount of asbestos caused injury. Plaintiffs are also focusing on alleged harm caused by other products the Company has made or used, including those containing silica and vinyl chloride monomer. The Company does not believe that it has a material exposure relating to these claims and believes it has adequate reserves and insurance to cover currently pending and foreseeable future claims.

The Company is named in a lawsuit filed in Hillsborough County, Florida Circuit Court, relating to an animal feed supplement processing site formerly operated by Borden Chemical and sold in 1980. The lawsuit is filed on behalf of multiple residents of Hillsborough County living near the site and allege various injuries related to exposure to toxic chemicals. At this time, the Company has inadequate information from which to estimate a potential range of liability, if any. A similar lawsuit brought on behalf of a class of plaintiffs was dismissed by the court in November 2005.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

Other Commitments and Contingencies

The Company entered into contractual agreements with Shell and other third parties for the supply of site services, utilities, materials and facilities and for operation and maintenance services necessary to operate certain Resolution Performance facilities on a stand-alone basis. The duration of the contracts range from less than one year to 20 years, depending on the nature of services. Such contracts may be terminated by either party under certain conditions as provided for in the respective agreements; generally, 90 days notice is required for short-term contracts and three years notice is required for longer-term contracts (generally those contracts in excess of five years). Contractual pricing generally includes a fixed and variable component.

In addition, the Company entered into contractual agreements with Shell and other third parties for the purchase of feedstocks. The terms of the agreements vary from three to ten years, extendable at the Company’s request and cancelable by either party as provided for in the respective agreements. Feedstock prices are based on market prices less negotiated volume discounts or cost input formulas.

11. Redeemable Preferred Stock

In May 2005, Hexion Escrow Corp., a subsidiary of Hexion which merged into Hexion coincidental with the Combinations, offered 14 million shares of Redeemable Series A Floating Rate Preferred Stock, par value $0.01 per share, and a liquidation preference of $25 per share (the “Preferred Stock”). The Preferred Stock will accumulate cumulative preferential dividends from the issue date at an initial rate of LIBOR plus 8.0%, compounded semi-annually. The dividend rate increases 75 basis points every six months beginning November 15, 2005 until May 15, 2007, at which time the rate is LIBOR plus 11.0%. As of December 31, 2005, the dividend rate was 13.3%. Dividends will be paid by issuing additional shares of Preferred Stock through May 15, 2010. Thereafter, dividends will be required to be paid in cash. After November 15, 2005, the Company has the option to redeem all or a portion of the Preferred Stock at between 101% and 103% of the aggregate liquidation value plus accrued and unpaid dividends. On or after May 15, 2007, the Company may convert the Preferred Stock from a floating rate security to a fixed rate security, with dividends payable at an annual rate equal to 14.0%. On October 15, 2014, or upon a change in control of the Company, the Preferred Stock shareholders have the option to require the Company to repurchase all or a portion of the Preferred Stock. Because of this mandatory redemption clause, the Preferred Stock is considered a mezzanine financing and is recorded outside of Common Stock and Other Shareholder’s Deficit.

The Company expects to use a portion of the proceeds it receives from its refinancing (See Note 20) to redeem the Preferred Stock. In the event that the Preferred Stock is not redeemed by November 15, 2006, the initial purchasers of the Preferred Stock are entitled to receive a rollover fee of 1.5% of the aggregate initial liquidation preference of the Preferred Stock held on that date, which will result in a cash payment of up to $5. The net proceeds from the Preferred Stock issuance were $334, after deducting underwriting expenses and expenses of the offering of $16, and were used along with term loan debt borrowed under the Hexion Credit Facility to pay a dividend to its parent on May 31, 2005 (See Note 14). For presentation purposes, the issuance costs of $16 offset the carrying amount of the Preferred Stock. These costs are amortized using the effective interest method from the issue date through October 15, 2014. For accounting purposes, the Preferred Stock is considered increasing rate preferred stock issued at an implied premium. As such, the implied premium is being accreted using the effective interest method from the issue date through May 15, 2007, which is the commencement of the perpetual dividend. For the year ended December 31, 2005, the Company recognized accreted dividends, including accretion of the implied premium, of $30. During the fourth quarter of 2005 the Company issued 781,959 shares of preferred stock in payment of the first semi-annual dividend.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

12. Pension and Retirement Savings Plans

The Company sponsors domestic and foreign non-contributory defined-benefit pension plans that cover most U.S. and Canadian employees, and foreign employees in certain countries. Depending on the plan, benefits are based on eligible compensation and / or years of credited service. The benefits for certain hourly employees who are covered under collective bargaining agreements are calculated using a formula based on years of credited service multiplied by the fixed benefit multiplier amount established in the respective union contract.

Prior to the Combination, the measurement dates for the plans were December 31 for Resolution Performance plans and September 30 for Borden Chemical plans. Beginning in 2005, the Company has elected to make December 31 the measurement date for all pension obligations. We are making the change to conform accounting policies across the Company. We believe the change will result in pension disclosures that better reflect the pension balances at the December 31 balance sheet date. This change in measurement date, which impacted the Borden Chemical plans, had an immaterial effect on the benefit obligation and expense recognized for 2005.

Following is a rollforward of the projected benefit obligation and assets for the Company’s defined benefit plans for the year’s ended December 31, 2005 and 2004.

	2005	2004
Change in Benefit Obligation
Benefit obligation at beginning of year	$394	$370

Service cost	13	9
Interest cost	24	20
Actuarial losses	42	21
Foreign currency exchange rate changes	(26)	9
Benefits paid	(29)	(35)
Acquisitions / divestitures	114	—
Plan amendments	12	—

	544	394

Change in Plan Assets
Fair value of plan assets at beginning of year	300	292
Actual return on plan assets	31	25
Foreign currency exchange rate changes	(14)	8
Employer contribution	31	10
Benefits paid	(29)	(35)

Fair value of plan assets at end of year	319	300

Plan assets less than benefit obligation	(225)	(94)
Unrecognized net actuarial loss	167	156
Unrecognized prior service cost	9	(3)

Net amount recognized	$(49)	$59

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

Amounts recognized in the balance sheets, after reclassification of the prepaid pension asset to reflect a minimum pension liability adjustment for certain plans, consist of:

	2005	2004
Accrued benefit liability	$(204)	$(80)
Prepaid benefit cost	—	19
Intangible asset	12	1
Accumulated other comprehensive loss	143	119

Net amount recognized	$(49)	$59

The Company’s accrued benefit liability of $204 includes $37 recorded in Other current liabilities at December 31, 2005. At December 31, 2004, the Company’s accrued benefit liability of $80 included $7 recorded in Other current liabilities.

The Company’s acquisition of Bakelite in the second quarter of 2005 included two unfunded defined benefit plans in Germany, with a total projected benefit obligation of $114 at the date of acquisition.

Changes in statutory requirements for the Netherlands plan relating to indexation resulted in an actuarial loss during 2005. Also, in connection with the acquisition of minority interest owners of Resolution Performance and Resolution Specialty, the Resolution Performance pension plans were remeasured as of May 31, 2005. The accounting for this acquisition resulted in an increase to the net pension liability of approximately $7 due to the recognition of a portion of the previously unrecognized actuarial losses and prior service costs. The impact of these items on the Company’s pension expense was approximately $1.

The Company amended the Netherlands plan pursuant to changes in statutory requirements so that participants now can continue to accrue benefits up to age 65, versus age 60 prior to the amendment.

The foreign currency impact reflected in the rollforward relates to changes in the Euro versus the U.S. dollar.

The following summarizes defined benefit pension plans with an accumulated benefit obligation in excess of plan assets:

	2005	2004
Projected benefit obligation	$544	$292
Accumulated benefit obligation	503	283
Fair value of plan assets	319	207

At December 31, 2004, defined benefit plans with assets exceeding the accumulated benefit obligation had a projected benefit obligation of $102, an accumulated benefit obligation of $84 and fair value of plan assets of $93.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

Following are the components of net pension expense recognized by the Company for the years ended December 31:

	2005	2004	2003
Service cost	$13	$7	$5
Interest cost on projected benefit obligation	24	11	5
Expected return on assets	(26)	(15)	(7)
Recognized actuarial loss	8	3	—

Net pension expense	$19	$6	$3

Determination of actuarial assumptions

The Company’s actuarial assumptions are determined separately for each plan, taking into account the demographics of the population, the target asset allocations for funded plans, the regional economic trends, statutory requirements and other factors that could impact the benefit obligation and assets of the plan.

The discount rate selected reflects the rate at which pension obligations could be effectively settled. When selecting a discount rate, the Company takes into consideration yields on government bonds and high-grade corporate bonds, as well as annuity pricing information furnished by the Pension Benefit Guarantee Corporation (for U.S. plans) and insurance carriers in the specific countries (for foreign plans), for instruments with durations consistent with the duration of the liabilities being measured.

The rate of increase in future compensation levels is determined based on salary and wage trends in the chemical and other similar industries, as well as the Company’s specific compensation targets by country. Input is obtained from the Company’s internal Human Resources group, and outside actuaries. The rate includes components for both wage rate inflation, and merit increases.

The expected long-term rate of return on plan assets is determined based on the plan’s current and projected asset mix. In determining the expected overall long-term rate of return on assets, the Company takes into account the rates on long-term debt investments held within the portfolio, as well as expected trends in the equity markets, for plans including equity securities. Peer data and historical returns are reviewed, and the Company consults with its actuaries, as well as investment professionals, to confirm that the Company’s assumptions are reasonable.

The weighted average rates used to determine the benefit obligations for the Company were as follows:

	2005	2004
Discount rate	5.0%	5.4%
Rate of increase in future compensation levels	3.6%	4.1%

The weighted average rates used to determine net pension expense for the Company were as follows:

	2005	2004	2003
Discount rate	5.2%	5.7%	6.8%
Rate of increase in future compensation levels	3.7%	3.9%	4.1%
Expected long-term rate of return on plan assets	8.2%	8.2%	8.3%

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

Investment Policies and Strategies

The Company’s investment strategy for the assets of its North American defined benefit pension plans is to maximize the long-term return on plan assets using a mix of equities and fixed income investments and accepting a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and expected timing of future cash flow requirements. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value and small and large capitalization investments. Investment risk and performance is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset / liability studies.

The Company periodically reviews its target allocation of North American plan assets among various asset classes. The targeted allocations are based on anticipated asset performance, discussions with investment professionals, and on the projected timing of future benefit payments.

Following is a summary of weighted average allocations of plan assets for the Company’s North American plans by investment type at the 2005 and 2004 measurement dates, and weighted average target 2006 allocations:

	Actual		Target
	2005	2004	2006
North American pension assets
Equity securities	62%	63%	61%
Debt securities	34%	34%	39%
Cash, short-term investments and other	4%	3%	—%

	100%	100%	100%

The Company observes local regulations governing its European plans in determining asset allocations. Following is a summary of weighted average allocations of plan assets for the Company’s funded European plans by investment type at the 2005 and 2004 measurement dates, and weighted average target 2006 allocations:

	Actual		Target
	2005	2004	2006
European pension assets
Equity securities	—%	—%	10%
Debt securities	98%	97%	88%
Cash, short-term investments and other	2%	3%	2%

	100%	100%	100%

Projections of Plan Contributions and Benefit Payments

The Company expects to make contributions totaling $37 to its defined benefit plans in 2006.

Estimated future plan benefit payments as of December 31, 2005 are as follows:

2006	$34
2007	33
2008	33
2009	33
2010	32
2011 to 2015	160

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

In 2003 Borden Chemical was informed by the IRS that cash balance plans may be required to be amended because of recent ERISA rulings that found some cash balance plans to be discriminatory. The IRS indicated that the U.S. Plan should continue to operate as currently designed until new guidance is available. There is insufficient information to assess any potential impact on us of the ERISA ruling at this time.

Some U.S. employees not covered by the Company’s U.S. and foreign defined benefit pension plans are covered by collective bargaining agreements, which are generally effective for five years. Under federal pension law, there would be continuing liability to these pension trusts if the Company ceased all or most participation in any such trust, and under certain other specified conditions.

Defined Contribution Plans

The Company sponsors defined contribution plans for its U.S. and Canadian employees. Full time employees are eligible to participate immediately. Employees may make pre-tax contributions ranging from 1% to 60% and after-tax contributions ranging from 1% to 10% of their pay subject to Internal Revenue Service limitations. The Company provides matching contributions of up to 6%. The Company has the option to make additional contributions based upon financial performance. Additionally, the Company provides benefits under various defined contribution plans to employees in certain international locations. Total charges to operations for matching contributions under these plans in 2005, 2004 and 2003 were $9, $4 and $1, respectively.

Non-Qualified and Profit-Sharing Plans

The company provides key executives with nonqualified benefit plans that provides participants with an opportunity to elect deferral of compensation and also provides retirement benefits in cases where executives cannot fully participate in the defined benefit or defined contribution plans because of plan and Internal Revenue Service limitations. Most of the Company’s non-qualified benefit plans are unfunded, however, certain participants may elect to defer up to 50% of base wages and 100% of bonus pay in a funded Rabbi trust. Depending on the plan, certain deferrals are matched by the Company based on years of service.

Certain of the Company’s employees also receive profit sharing contributions based on age and years of service. Contributions range from 1 to 15% on wages up to FICA limits and 2 to 20% on wages in excess of FICA limits. The Company’s contributions amounted to $1 in 2005 and less than $1 in 2004.

13. Non-Pension Postretirement Benefits

The Company provides other postretirement benefit plans to most North American employees and to employees in the Netherlands. These plans provide retirees and their dependents certain medical and (for the legacy Borden Chemical plan) life insurance benefits. All of the Company’s postretirement benefits are funded on a pay-as-you-go basis.

Certain Company participants who are not eligible for Medicare are generally provided with the same medical benefits as active employees, while those eligible for Medicare received a subsidy under the Plan. In 2004, the Company amended one of its retiree medical benefit plans to reduce subsidies provided to retirees eligible for Medicare effective January 1, 2005, and to eliminate these subsidies effective January 1, 2006, except in certain cases where contractual obligations exist. As a result of this amendment, the Company’s liability for postretirement medical benefits was reduced by $8 in 2004, which is reflected in prior service cost, and is being amortized over the remaining service life through 2013.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

Canadian participants are provided with supplemental benefits to the respective provincial healthcare plan in Canada. The domestic postretirement medical benefits are contributory; the Canadian medical benefits are non-contributory. The domestic and Canadian postretirement life insurance benefits are non-contributory.

Prior to the Combination, the measurement dates for the plans were December 31 for Resolution Performance plans and September 30 for Borden Chemical plans. Beginning in 2005, the Company has elected to make December 31 the measurement date for all postretirement obligations. We are making the change to conform accounting policies across the Company. We believe the change will result in post retirement obligation disclosures that better reflect the post retirement obligation balances at the December 31 balance sheet date. This change in measurement date, which impacted the Borden Chemical plans, had an immaterial effect on the benefit obligation and expense recognized for 2005.

The following represents amounts for the years ended December 31, 2005 and 2004.

	2005	2004
Change in Benefit Obligation
Benefit obligation at beginning of year	$25	$39
Service cost	1	—
Interest cost	1	3
Actuarial (gains)/losses	4	(4)
Plan amendments	—	(8)
Benefits paid	(5)	(5)

Benefit obligation at end of year	26	25
Unrecognized net actuarial gain	10	22
Unrecognized prior service benefit	76	88

Accrued postretirement obligation at end of year	$112	$135

Following are the components of net postretirement benefit recognized by the Company for:

	2005	2004	2003
Service cost	$1	$—	$—
Interest cost on projected benefit obligation	1	1	—
Amortization of prior service benefit	(12)	(4)	—
Recognized actuarial gain	(2)	(1)	(1)

Net postretirement benefit	$(12)	$(4)	$(1)

In connection with the acquisition of minority interest owners of Resolution Performance and Resolution Specialty, the Resolution Performance postretirement liabilities were remeasured as of May 31, 2005 and adjusted for the related purchase accounting. This resulted in a decrease to the liability of approximately $4 million due to the recognition of a portion of the previously unrecognized actuarial gains resulting from this adjustment. The impact of this adjustment on the Company’s postretirement expense was approximately $1.

The weighted average discount rates used to determine the benefit obligations for the Company were 5.7% for both periods presented.

The weighted average discount rates used to determine net postretirement (benefit) expense for the Company were 5.7%, 5.7% and 5.8% for the years ended December 31, 2005, 2004 and 2003, respectively.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

Following are the weighted average assumed health care cost trend rates at December 31, 2005 and 2004:

	2005	2004
Health care cost trend rate assumed for next year	8.9%	7.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.8%	4.9%
Year that the rate reaches the ultimate trend rate	2014	2013

A one-percentage-point change in the assumed health care cost trend rates would have the following impact on the Company’s postretirement benefits:

	1% increase	1% decrease
Effect on total service cost and interest cost components	$—	$—
Effect on postretirement benefit obligation	2	(2)

Projected benefit payments under the Company’s postretirement plans as of December 31, 2005 are as follows:

2006	$2
2007	2
2008	2
2009	2
2010	2
2011 – 2015	8

Also included in the Consolidated Balance Sheets at December 31, 2005 and 2004 are other postemployment benefit obligations of $7 and $7, respectively.

14. Common Stock and Other Shareholder’s (Deficit) Equity

On September 19, 2005, the Board of Directors approved a 0.85268157-to-1 reverse stock split. The reverse stock split was effective September 19, 2005, and the par value of the common stock remained at $0.01 per share. All share and per share amounts have been retroactively adjusted for all periods presented to reflect the 0.85268157-to-1 reverse stock split.

As a result of the Combinations and subsequent reverse stock split, the Company’s capital structure consists of 82,629,906 shares outstanding. The Company’s capital structure has been retroactively consolidated for all periods presented. No new shares were issued as a result of the legal merger of Resolution Performance, Resolution Specialty and Borden Chemical.

In conjunction with the Combinations, Hexion declared a dividend to its parent of $550 and paid $517 on May 31, 2005. Approximately $6 of the unpaid amount was distributed in the third quarter of 2005, and the remainder is expected to be paid in the second quarter of 2007 and is classified in Other long-term liabilities. The dividend was funded through the proceeds from the issuance of preferred stock and from amounts borrowed under the Company’s credit facility.

At December 31, 2004, Borden Chemical held a note receivable in an aggregate principal amount of $405 and accrued interest of $156 from BHI Acquisition, which was accounted for as a reduction of equity. The note accrued interest at 12% per year, payable quarterly, and Borden Chemical accrued interest quarterly in paid-in capital. The notes were previously due from Borden Holdings, Inc., Borden Chemical’s parent prior to

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

August 12, 2004. Historically, Borden Holdings, Inc. funded the payment of the interest on the note through common dividends received from Borden Chemical. Borden Chemical had not received a payment on the accrued interest, nor had Borden Chemical paid an associated dividend, since October 15, 2001. In connection with the Combinations, the note (including $176 of accrued interest to the date of the Combinations) was reclassified to Paid-in capital.

15. Stock Option Plans and Stock Based Compensation

Prior to the Combinations, Resolution Performance, Resolution Specialty and BHI Acquisition (now Hexion LLC) maintained five stock based compensation plans: the Resolution Performance 2000 Stock Option Plan (the “Resolution Performance Plan”), the Resolution Performance 2000 Non-Employee Directors Option Plan (the “Resolution Performance Director Plan”), the Resolution Performance Restricted Unit Plan (the “Resolution Performance Unit Plan”), the Resolution Specialty 2004 Stock Option Plan (the “Resolution Specialty Plan”) and the BHI Acquisition 2004 Stock Incentive Plan (the “2004 Incentive Plan”). In addition to these plans, the Company’s parent maintains a stock-based deferred compensation plan. The options granted under each of these plans were for the purchase of the common stock of the parent company of each of the respective companies; upon the Combinations, the stock options under the Resolution Performance Plan, the Resolution Performance Director Plan, the Resolution Performance Unit Plan and Resolution Specialty Plan were exchanged for equivalent options under the 2004 Incentive Plan based upon relative fair value. As such, none of these options are denominated in the Company’s stock as of the date of the Hexion Combination. The Company does not intend to make future option grants from these plans subsequent to the Combinations, but plans to adopt a new plan from which future grants of options to purchase the Company’s stock will be made.

On September 20, 2005, a 0.464637297-to-1 reverse stock split of Hexion LLC common units was made effective. All common unit amounts relating to options issued by Hexion LLC to the Company’s employees and directors have been retroactively adjusted for all periods presented to reflect the 0.464637297-to-1 reverse stock split.

Resolution Performance Plan, Resolution Performance Director Plan

Resolution Performance Inc. adopted stock option plans pursuant to which options with respect to a total of 727,134 shares on a post-combination and reverse split basis are available for grant. The right to grant options under the option plans will expire in 2010. Options granted under the plans are or will be either nonqualified or incentive stock options. One third of the options vest ratably over a five year period, while the remaining (“the Resolution Performance Options”) vest after the eighth anniversary of the grant date. The Resolution Performance Options provided for accelerated vesting upon the sale of Resolution Performance Inc. and achievement of certain financial targets. Options are granted at the fair market value on the date of the grant and expire eight years from the grant date. As a result of the Combinations, all options granted under the Resolution Performance Director Plan vested and became exercisable.

Resolution Performance Unit Plan

There is a grant for a total of 191,276 Hexion LLC restricted units outstanding under the Resolution Performance Unit Plan, which was granted to one individual on November 14, 2000. The rights under the plan are fully vested and nonforfeitable. The restricted units will be distributed to the individual upon the earliest of his termination of employment or a change of control event, or at January 1, 2009.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

Resolution Specialty Plan

In August 2004, Resolution Specialty Inc. initiated its 2004 Stock Option Plan pursuant to which options with respect to a total of 1,027,197 shares on a post-combination and reverse split basis are available for grant. The right to grant options under the option plan will expire on the tenth anniversary of the adoption date by the Board of Directors. Options granted under the plan shall be nonqualified stock options. One third of the options will vest ratably over a five year period, while the remaining (“the Resolution Specialty Performance Options”) vest after the eighth anniversary of the grant date. The Resolution Specialty Performance Options provided for accelerated vesting upon the sale of Resolution Specialty Inc. and achievement of certain financial targets. Options are granted at the fair market value on the date of the grant and expire eight years from the grant date. As a result of the Combinations, the accelerated vesting criteria for the Resolution Specialty Performance options were met and 647,229 options with an average price of $3.51 and a 6.6 year weighted average remaining term became exercisable.

Borden Chemical Plans

As a result of the Borden Transaction, all 4,968,250 of the in-the-money options to purchase Borden Chemical stock, granted under predecessor Borden Chemical option plans, were terminated, resulting in the recognition of $4 of expense.

In August 2004, BHI Acquisition (now Hexion LLC) adopted the BHI Acquisition 2004 Stock Incentive Plan, pursuant to which up to 3,670,635 options to purchase now Hexion LLC units are available for grant to employees, consultants and independent directors of Hexion. The right to grant options under this plan will expire on the tenth anniversary of the adoption of the plan. On August 12, 2004, Hexion LLC granted options to purchase 2,519,860 Hexion LLC membership units, half of which vest ratably over a five-year period, while the remaining vest (the “Performance Options”) after the eighth anniversary of the grant date. The Performance Options provide for accelerated vesting upon the sale of Borden Chemical and the achievement of certain financial targets. The options were granted at fair value, but were treated as variable because the options were liability designated awards, with the value determined by a formula. In 2004, the Company did not record any expense under APB No. 25 related to these options, as their formula value was less than the exercise price. At December 31, 2005, under the 2004 Incentive Plan there were 1,244,467 options available for future grant.

Following is a summary of the historical option activity relating to these plans, on the equivalent, post-combination and reverse split basis, for the year ended December 31, 2005:

	Hexion LLC Common Units	Weighted Average Exercise Price
Options outstanding at December 31, 2004	4,147,232	$6.31
Options exercised	19,660	7.93
Options granted	116,991	9.06
Options forfeited	96,615	6.89
Options outstanding at December 31, 2005	4,147,948	$6.36

Exercisable at December 31, 2004	111,241	12.14

Exercisable at December 31, 2005	1,242,564	5.50

At December 31, 2005 the range of exercise prices on a post-combination and reverse split basis was $3.51 to $29.42 and the weighted average remaining contractual life was 7.3 years.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

The weighted-average grant date fair value of options granted during 2005, 2004, and 2003 was $9.06, $5.64, and $9.49, respectively. The total intrinsic value (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) of options exercised during the year ended December 31, 2005, 2004 and 2003 was $0.

For the years ended, December 31, 2005, 2004 and 2003, the amount of cash received from the exercise of stock options was less than $1.

Stock-Based Compensation

Effective January 1, 2005, the Company elected to adopt SFAS No. 123(R) (revised 2004), Share-Based Payment. As the Company was considered a nonpublic entity, at the date of adoption, that used the minimum value method for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation, the Company is required to apply the prospective transition method. As such, the Company applies the statement to any new awards and to any awards modified, repurchased or cancelled since January 1, 2005.

In connection with the filing of a registration statement, which is not yet effective, with the SEC for a proposed IPO of its common stock, the Company became subject to the measurement requirements as a public company and consequently remeasured its liability designated awards. In addition, modifications to the awards under the 2004 Incentive Plan and the stock-based deferred compensation plan were made to allow for the value of the options to be determined by fair market value instead of by formula. Also, certain directors’ options granted under the Resolution Performance Plan and Resolution Specialty Plan, which would have been forfeited upon the Combinations, were modified to allow for immediate vesting. These equity modifications were treated in accordance with the provisions of SFAS No. 123(R) and impacted the option held by 195 participants. As a result of this remeasurement and modifications associated with the Combinations to the Resolution Performance Plan, the Resolution Specialty Plan, the 2004 Incentive Plan and the deferred compensation plan, the Company recognized a compensation charge of $12 for the year ended December 31, 2005, which is included in Selling, general & administrative expense. The Company expects to realize additional compensation expense of $19, which will be recognized over the vesting period of the underlying stock based awards. The cost is expected to be recognized ratably over a weighted-average period of 4.9 years.

On May 11, 2005, Hexion LLC issued options to purchase an aggregate of 84,423 membership units to the Company’s three non-management directors. These options have a ten-year life with immediate vesting and exercise upon an IPO. Upon the consummation of an IPO, the Company will recognize expense of $1, which represents the fair value of the options at the date of grant as determined by the Black-Scholes pricing model. On October 1, 2005, Hexion LLC granted options to purchase 28,141 membership units to a new non-management director, all of which were vested at the time of grant.

The Company’s compensation expense was calculated using the Black-Scholes pricing model with risk-free weighted average interest rates ranging from 2.83% to 4.24%, expected lives of 0.22 to 8.22 years based upon the simplified method, a dividend rate of zero and expected volatility of 30%. The expected volatility measure was based upon a calculation that factored (a) the ten year historical daily volatility and (b) the implied volatility of six public companies. The Company has utilized an annual forfeiture rate of 7% to estimate future termination behavior. The fair value of the Company’s common stock was calculated using a multiple of EBITDA (earnings before interest, taxes, depreciation and amortization) approach, which is a valuation technique commonly used by the investment banking community. Under this technique, estimated enterprise values are the result of an EBITDA multiple derived from comparison to comparable company multiples applied to an appropriate EBITDA amount. The equity value is then calculated by subtracting the amount of the company’s net debt from the calculated enterprise value. This calculation yielded a fair value per share of $17.52 at the combination date.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

Stock-Based Deferred Compensation Plan

In 2004, certain key employees of the Company were granted 1,007,944 deferred common stock units under the Hexion LLC 2004 Deferred Compensation Plan (“the Deferred Compensation Plan”), which is an unfunded plan. Each unit gives the grantee the right to one share of common stock of Hexion LLC, following the completion of a forfeiture period. The forfeiture period for 686,395 of the deferred units expired on December 10, 2004. The forfeiture period for the remaining 321,549 deferred units expired on December 31, 2005. The Company recorded $0 and $4 of expense related to the Deferred Compensation Plan for the years ended December 31, 2005 and 2004, respectively; the related credit is in Paid-in capital.

16. Income Taxes

Comparative analysis of the Company’s income tax expense (benefit) related to continuing operations follows:

	2005	2004	2003
Current
Federal	$—	$(5)	$—
State & Local	11	7	—
Foreign	40	1	—

Total	$51	$3	$—
Deferred
Federal	$1	$(11)	$(22)
State & Local	—	(1)	(1)
Foreign	(4)	9	(14)

Total	$(3)	$(3)	$(37)

Income tax expense (benefit)	$48	$—	$(37)

A reconciliation of the Company’s differences between income taxes related to continuing operations computed at the federal statutory tax rate of 35% and provisions for income taxes is as follows:

	2005	2004	2003
Income taxes computed at federal statutory tax rate	$(10)	$(40)	$(35)
State tax provision, net of federal benefits	2	(4)	(2)
Foreign tax differentials	(11)	1	(5)
Foreign source income also subject to U.S. taxation	4	9	—
Losses and other expenses not deductible for tax	8	12	—
Change in valuation allowance	41	(33)	—
Additional tax on foreign unrepatriated earnings	1	61	—
Write-off of net operating losses	—	17	—
Long-lived asset impairment	—	—	4
Change in enacted tax rate	—	(10)	—
Adjustment of prior estimates and other	13	(13)	1

Income tax expense (benefit)	$48	$—	$(37)

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

The domestic and foreign components of the Company’s loss (income) from continuing operations before income taxes are as follows:

	2005	2004	2003
Domestic	$155	$126	$72
Foreign	(126)	(13)	28

	$29	$113	$100

The tax effects of the Company’s significant temporary differences, and net operating loss and credit carryforwards, which comprise the deferred tax assets and liabilities at December 31, 2005 and 2004, is as follows:

	2005	2004
Assets
Non-pension postemployment benefit obligations	$40	$42
Accrued and other expenses	100	65
Loss and credit carryforwards	299	260
Pension liability	38	26
Property, plant and equipment	10	16
Other	—	9

Gross deferred tax assets	487	418
Valuation allowance	(239)	(192)

Net deferred tax asset	248	226

Liabilities
Property, plant, equipment and intangibles	(257)	(243)
Unrepatriated earnings of foreign subsidiaries	(63)	(66)
Amortization of intangibles	(29)	(30)
Other	—	(4)

Gross deferred tax liabilities	(349)	(343)

Net deferred tax liability	$(101)	$(117)

The following table summarizes the Company’s presentation of its net deferred tax (liability) asset on the Combined Balance Sheets at December 31, 2005 and 2004:

	2005	2004
Assets
Current deferred income taxes (Other current assets)	$25	$14
Long-term deferred income taxes (Other assets)	17	—

Liabilities
Current deferred income taxes (Other current liabilities)	(4)	—
Long-term deferred income taxes	(139)	(131)

Net deferred tax liability	$(101)	$(117)

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

The 2005 consolidated tax expense primarily reflects a federal income tax benefit recorded at the statutory rate, offset by an increase in the domestic valuation allowance related primarily to net operating losses that may, or may not, be realized. In addition, the provision reflects an $8 tax expense for nondeductible expenses primarily related to the Combinations as well as a $9 tax expense related to an increase in state tax accruals.

The foreign tax differentials reflect a release of valuation allowance in foreign jurisdictions related primarily to a wholly owned subsidiary in the Czech Republic. This subsidiary generated significantly improved earnings compared with the previous year, utilizing net operating losses for which a valuation allowance had previously been recorded. In the 4th quarter 2005, the Company completed a revised earnings estimate and determined that it was more likely than not that the deferred tax assets would be realized and the remaining valuation allowance of $16 was no longer necessary; the valuation allowance was therefore released.

In addition, the foreign tax differential includes an increase to tax contingencies for foreign locations in the Netherlands and Germany, offset by a reduction of a previously established tax contingency due to a settlement with Competent Authority in Canada. The settlement with Competent Authority in Canada resulted in a tax refund of $6, received by the Company in February 2006. Also included is an expense of $16 related to taxes on a foreign currency exchange gain from the settlement of an intercompany loan.

The 2004 consolidated tax expense primarily reflects a provision of $61 for taxes associated with the unrepatriated earnings of certain of the Company’s foreign subsidiaries. Management has determined that after the acquisition of Borden Chemical by Apollo the earnings could no longer be considered permanently invested. In addition, the provision also reflects a $12 tax expense for nondeductible expenses primarily related to the Borden Transaction and a tax benefit of $10 for the reduction in the Netherlands tax rate from 34.5% to 30.0%.

Hexion LLC and its eligible subsidiaries file a consolidated U.S. federal income tax return. As Hexion LLC is not a member of the registrant, its tax attributes are not reflected in the above tables. However, because Hexion LLC is the Company’s parent, the Company has the ability to utilize Hexion LLC’s attributes. These attributes comprise $130 of deferred interest deductions, which have significant restrictions on their use, and $25 of net operating loss carryforwards, which expire starting in 2020. Hexion LLC maintains a full valuation allowance against these attributes as it is more likely than not that some portion of these assets will not be realized.

As of December 31, 2005, the Company has a $239 valuation allowance for a portion of its net deferred tax assets that management believes, more likely than not, will not be realized. In the United States, a consolidated return will be filed and future taxable income and losses of the consolidated group may be offset. The valuation allowance was also evaluated considering the combined deferred taxes of the Company after the Combinations. At the time Borden Chemical and Resolution Specialty became part of the combined group, Resolution Performance had a $50 net deferred tax liability and Borden Chemical and Resolution Specialty had valuation allowances on a portion of their deferred tax assets. These valuation allowances were reduced by $50 based on Resolution Performance’s net deferred tax liability position. Of this amount, $2 was recorded as a component of purchase accounting and the remainder was credited to Paid-in capital.

The Company’s deferred tax assets include federal, state and foreign net operating losses carryforwards. The federal net operating loss carryforwards available are $420, which expire starting in 2020. The Company’s deferred assets also include minimum tax credits of $33, which are available indefinitely as well as capital loss carryforwards of $88, which were generated in 2003 and expire in 2008. A valuation allowance of $211 has been provided against these attributes. The Company had undistributed earnings of certain foreign subsidiaries of $59, on which deferred taxes have not been provided because such earnings are considered permanently invested outside the U.S.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

The Company currently does not have any IRS audits in progress; however, one of the Company’s U.S. subsidiaries is currently being audited by the IRS for tax year ending December 31, 2003. For Borden Chemical, the years 2002 through 2005 remain open for examination. For Resolution Performance, the years 2001 through May 31, 2005 remain open for examination. Resolution Specialty’s initial 2004 and short period 2005 through May 31, 2005 remain open for examination.

At December 31, 2005, the Company has $32 accrued for probable state tax liabilities. As the various taxing authorities continue with their audit/examination programs, the Company will adjust its reserves accordingly to reflect these settlements. The current year provision includes an increase to the state tax reserve of $9. The increase is a direct result of several state court cases being decided against taxpayers in 2005.

The Canada Revenue Agency recently concluded their audit through Competent Authority for years 1996-1999. The current year provision reflects a reduction in a previously established liability of $1. The Canadian Revenue Agency is currently auditing the Company’s Canadian subsidiary for years 2001-2002.

The Netherlands taxing authority is currently examining a Dutch subsidiary of the Company for tax years 2000-2002. Net operating losses carried back from this period of time resulted in $18 of tax refunds in the fourth quarter of 2003. The Netherlands tax authority has not issued a formal notice of deficiency and the Company will aggressively contest any proposed adjustments. The German tax authority is currently examining a German subsidiary of the Company for tax years 2000-2003. Although the final resolution of any proposed adjustments is uncertain and may involve unsettled areas, based on currently available information, the Company has provided the best estimate of the probable tax liabilities for such matters.

17. Segment Information

Our organizational structure is based on the products we offer and the markets we serve. During the fourth quarter of 2005, we changed our reportable segments to better reflect the stage of the transition from the previous organization of our pre-merger companies to the Company’s organizational structure during the latter half of 2005. The transition provides greater alignment of the respective operating divisions and reporting segments. At December 31, 2005, our organizational structure consisted of four operating divisions: Epoxy and Phenolic Resins, Formaldehyde and Forest Products Resins, Coatings and Inks, and Performance Products. A brief summary of the operating divisions, which align with the Company’s reportable segments, is as follows:

•	Epoxy and Phenolic Resins: Includes the operations primarily from the Resolution Performance and Bakelite legacy companies and the phenolic resin operation of the Borden Chemical legacy company. Major products include epoxy resins and intermediates, molding compounds, versatics acids and derivatives, specialty phenolic resins and epoxy coating resins.

•	Formaldehyde and Forest Products Resins: Includes the formaldehyde and forest products operations primarily from the Borden Chemical legacy company. Major products include forest products resins and formaldehyde applications.

•	Coatings and Inks: Includes the operations from the Resolution Specialty legacy company. Major products include composite resins, polyester resins, acrylic resins, alkyd resins, and inks resins and additives.

•	Performance Products: Includes the oil field products and foundry applications from the Borden Chemical legacy company. Major products include phenolic encapsulated substrates for oil field service applications and foundry applications.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

All historical segment information included herein has been restated to conform with our current segment reporting. The changes to previously reported segment information are simply a reclassification of activity among the Company’s segments, and they do not impact any of the Company’s previously reported consolidated results.

The Company began implementing additional refinements to its operating divisions in 2006 to more closely link similar products, minimize divisional boundaries and improve the Company’s ability to serve common customers from pre-merger legacy company relationships which may result in additional refinements to the Company’s reporting segments.

Operating Segments:

Following is a comparison of net sales, Segment EBITDA, depreciation and amortization expense, total assets and capital expenditures by reportable segment. Segment EBITDA is defined as EBITDA adjusted to exclude certain non-cash and non-recurring expenses. Segment EBITDA is the primary performance measure used by the Company in the evaluation of its operating results and in determining allocations of capital resources among our segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation. Corporate and Other primarily represents certain corporate general and administrative expenses that are not allocated to the segments.

Net Sales to Unaffiliated Customers: (1)(2)

	2005	2004	2003
Epoxy and Phenolic Resins	$1,909	$1,096	$782
Formaldehyde and Forest Products Resins	1,281	458	—
Coatings and Inks	886	325	—
Performance Products	394	140	—

	$4,470	$2,019	$782

Segment EBITDA: (1)

Epoxy and Phenolic Resins	$245	$93	$61
Formaldehyde and Forest Products Resins	152	51	—
Coatings and Inks	63	26	—
Performance Products	52	16	—
Corporate and Other	(43)	(10)	—

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment
(2)	Net sales and Segment EBITDA in 2005 includes Bakelite results from the date of acquisition, April 29, 2005. Net sales and Segment EBITDA in 2004 includes Resolution Specialty results from August 2, 2004 and Borden Chemical results from August 12, 2004, their respective dates of acquisition by Apollo.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

Depreciation and Amortization Expense:

	2005	2004	2003
Epoxy and Phenolic Resins	$91	$66	$58
Formaldehyde and Forest Products Resins	29	11	—
Coatings and Inks	14	4	—
Performance Products	8	3	—
Corporate and Other	6	2	—

Total	$148	$86	$58

Total Assets at Year End:

	2005	2004
Epoxy and Phenolic Resins	$1,931	$1,465
Formaldehyde and Forest Products Resins	555	542
Coatings and Inks	385	400
Performance Products	177	171
Corporate and Other	161	118

Total	$3,209	$2,696

Capital Expenditures:

	2005	2004	2003
Epoxy and Phenolic Resins	$51	$28	$18
Formaldehyde and Forest Products Resins	22	7	—
Coatings and Inks	18	18	—
Performance Products	10	2	—
Corporate and Other	4	2	—

Total	$105	$57	$18

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

Reconciliation of Segment EBITDA to Net Loss:

	2005	2004	2003
Segment EBITDA:
Epoxy and Phenolic Resins	$245	$93	$61
Formaldehyde and Forest Products Resins	152	51	—
Coatings and Inks	63	26	—
Performance Products	52	16	—
Corporate and Other	(43)	(10)	—

Reconciliation:
Items not included in Segment EBITDA
Transaction costs	(44)	(56)	—
Non-cash charges	(30)	(2)	(13)
Unusual items:
Purchase accounting effects/inventory step-up	(16)	(10)	—
Discontinued operations	(9)	—	—
Business realignment	(9)	(3)	—
Other	(31)	(7)	—

Total unusual items	(65)	(20)	—

Total adjustments	(139)	(78)	(13)
Interest expense, net	(204)	(117)	(77)
Write-off of deferred financing fees	(17)	—	—
Income tax (expense) benefit	(48)	—	37
Depreciation and amortization	(148)	(86)	(58)

Net loss	$(87)	$(105)	$(50)

Items not included in Segment EBITDA

Transaction costs include merger costs related to the Bakelite Acquisition and the Combinations and expenses associated with terminated acquisition activities. Non-cash charges represent impairments of fixed assets and goodwill, stock-based compensation and unrealized foreign currency exchange losses on debt instruments denominated in currencies other than the functional currency of the holder. The 2005 purchase accounting effects/inventory step-up adjustment relates to the fair value step-up of Resolution Performance’s inventory carrying value as a result of the Combinations and the fair value step-up of Bakelite’s inventory carrying value as a result of the Bakelite Acquisition. The 2004 purchase accounting effects/inventory step-up adjustment relates to the fair value step-up of Resolution Specialty’s inventory carrying value as a result of the Resolution Specialty Transaction. The results of discontinued operations are not included in our Segment EBITDA measure (see Note 4 to the Consolidated Financial Statements). The business realignment adjustment represents plant closure costs, including plant employee severance and environmental remediation costs associated with closing plants, as well as other employee severance. Other unusual items not included in Segment EBITDA represent expenses deemed by management to be non-recurring in nature. In 2005, these items principally consisted of certain non-recurring litigation expenses, a foreign currency loss on an exchange rate hedge relating to the Bakelite Acquisition, integration costs and incremental non-recurring advisor and external audit fees related to the Bakelite Acquisition and the Combinations. In 2004, other unusual items included the incremental expenses incurred as a result of a mechanical failure at a Brazilian formaldehyde plant and costs related to the integration of the Resolution Specialty Transaction.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

Geographic Information

Net Sales to Unaffiliated Customers: (1)

	2005	2004	2003
United States	$2,252	$1,038	$349
Netherlands	629	563	430
Canada	331	128	—
Germany	285	2	—
Other International	973	288	3

Total	$4,470	$2,019	$782

(1)	For purposes of geographic disclosures, sales are attributed to the country in which the Company’s individual business locations reside.

Long-Lived Assets:

	2005	2004
United States	$670	$655
Netherlands	286	347
Germany	121	11
Canada	78	73
Other International	241	237

Total	$1,396	$1,323

Product Line Information

Net Sales to Unaffiliated Customers:

	2005	2004	2003
Epoxy resins and intermediates	$1,143	$797	$626
Forest products resins	917	328	—
Coatings	720	258	—
All other(1)	1,690	636	156

Total	$4,470	$2,019	$782

(1)	Net sales of other product lines that individually account for less than 10% of consolidated Net sales.

18. Guarantor/Non-Guarantor Subsidiary Financial Information

In conjunction with the Apollo acquisition of Borden Chemical, Borden Chemical formed two wholly owned finance subsidiaries to borrow $475 through a private debt offering. The Company and certain of its U.S. subsidiaries guarantee this debt. In addition, following the Hexion Combination, the Company, these same U.S. subsidiaries, and Hexion U.S. Finance Corporation (formerly known as Borden U.S. Finance), also guarantee the senior secured debt previously issued by Resolution Performance (“the Resolution Performance guaranteed debt”).

The following information contains the condensed consolidating financial information for the parent, Hexion, the subsidiary issuers (Hexion U.S. Finance Corporation, formerly known as Borden U.S. Finance

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(In millions, except share and per share data)

Corporation, Hexion Nova Scotia Finance, ULC, formerly known as Borden Nova Scotia, ULC (“Nova Scotia, ULC”), and HSC Capital Corporation, formerly known as Resolution Performance Capital Corporation (“HSC Capital”)), the combined subsidiary guarantors (Borden Chemical Investments, Inc., Borden Chemical Foundry, Inc., Lawter International, Inc., Borden Chemical International, Inc. and Oilfield Technology Group, Inc.) and the combined non-guarantor subsidiaries, which includes all of the Company’s foreign subsidiaries and HAI. Borden Services Company was merged into the Company in the fourth quarter of 2005. Three of the subsidiary guarantors, BDS Two, Inc., Bakelite North America Holding Company and Bakelite Epoxy Polymers Corporate, were merged into the Company on February 28, 2006, and are included in the parent for all periods presented.

All of the subsidiary issuers and subsidiary guarantors are owned 100% by Hexion. All guarantees are full and unconditional and are joint and several. There are no significant restrictions on the ability of the Company to obtain funds from its domestic subsidiaries by dividend or loan. While the Company’s Australian subsidiary and HAI are restricted in the payment of dividends and intercompany loans due to the terms of their credit facilities, there are no material restrictions on the Company’s ability to obtain cash from the remaining U.S. non-guarantor subsidiaries.

This information includes allocations of corporate overhead to the combined non-guarantor subsidiaries based on net sales. Income tax expense has been provided on the combined non-guarantor subsidiaries based on actual effective tax rates. All other tax expense is reflected in the parent.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements

(Dollars in millions)

YEAR ENDED DECEMBER 31, 2005

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers(1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$2,164	$—	$85	$2,517	$(296)	$4,470
Cost of sales	1,905	—	85	2,113	(295)	3,808

Gross profit	259	—	—	404	(1)	662

Selling, general & administrative expense	202	—	5	193	—	400
Transaction costs	33	—	—	11	—	44
Intercompany royalty expense (income)	25	—	(25)	—	—	—
Other operating expense (income)	(3)	—	(2)	15	—	10

Operating income	2	—	22	185	(1)	208

Interest expense, net	133	56	—	15	—	204
Write-off of deferred financing fees	9	6	—	2	—	17
Intercompany interest expense (income)	18	(59)	(1)	42	—	—
Other non-operating expense (income)	(5)	4	—	17	—	16

(Loss) income from continuing operations before income tax and minority interest	(153)	(7)	23	109	(1)	(29)
Income tax expense (benefit)	15	(2)	—	35	—	48

(Loss) income from continuing operations before equity earnings and minority interest	(168)	(5)	23	74	(1)	(77)
Equity in earnings (losses) of subsidiaries, net	93	—	7	2	(100)	2
Minority interest in net income of consolidated subsidiaries	(3)	—	—	—	—	(3)

(Loss) income from continuing operations	(78)	(5)	30	76	(101)	(78)
Loss from discontinued operations	9	—	—		—	9

Net (loss) income	$(87)	$(5)	$30	$76	$(101)	$(87)

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the Resolution Performance guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. HSC Capital has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in millions)

YEAR ENDED DECEMBER 31, 2004

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers(1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$1,038	$—	$33	$1,061	$(113)	$2,019
Cost of sales	934	—	32	932	(113)	1,785

Gross profit	104	—	1	129	—	234

Selling, general & administrative expense	70	—	2	91	—	163
Transaction costs	34	—	—	22	—	56
Intercompany royalty expense (income)	6	—	(6)	—	—	—
Other operating expense (income)	4	—	(1)	3	—	6

Operating income (loss)	(10)	—	6	13	—	9

Interest expense, net	99	16	—	2	—	117
Intercompany interest expense (income)	—	(17)	—	17	—	—
Other non-operating expense	1	—	—	4	—	5

(Loss) income before income tax and minority interests	(110)	1	6	(10)	—	(113)
Income tax expense (benefit)	(12)	—	—	12	—	—

(Loss) income before equity earnings and minority interests	(98)	1	6	(22)	—	(113)
Equity in earnings (losses) of subsidiaries, net	(15)	—	2	—	13	—
Minority interests in net loss of consolidated subsidiaries	8	—	—	—	—	8

Net (loss) income	$(105)	$1	$8	$(22)	$13	$(105)

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the Resolution Performance guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. HSC Capital has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in millions)

YEAR ENDED DECEMBER 31, 2003

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers(1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$359	$—	$—	$442	$(19)	$782
Cost of sales	311	—	—	422	(19)	714

Gross profit	48	—	—	20	—	68

Selling, general & administrative expense	35	—	—	46	—	81
Other operating expense (income)	13	—	—	(3)	—	10

Operating loss	—	—	—	(23)	—	(23)

Interest expense, net	74	—	—	3	—	77
Intercompany interest (income) expense	(6)	—	—	6	—	—

Loss before income tax and minority interests	(68)	—	—	(32)	—	(100)
Income tax benefit	(23)			(14)		(37)

Loss before equity earnings and minority interests	(45)	—	—	(18)	—	(63)
Equity in losses of subsidiaries, net	(18)	—	—	—	18	—
Minority interest in net loss of consolidated subsidiaries	13	—	—	—	—	13

Net (loss) income	$(50)	$—	$—	$(18)	$18	$(50)

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the Resolution Performance guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. HSC Capital has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in millions)

DECEMBER 31, 2005

CONDENSED CONSOLIDATING BALANCE SHEET

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers(1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and equivalents	$8	$—	$—	$175	$—	$183
Accounts receivable, net	205	—	14	386	—	605
Accounts receivable from affiliates	55	24	26	128	(233)	—
Inventories:		—
Finished and in-process goods	132	—	7	153	—	292
Raw materials and supplies	60	—	5	88	—	153
Other current assets	95	—	1	36	—	132

	555	24	53	966	(233)	1,365

Other Assets
Investment in subsidiaries	482	—	17	—	(499)	—
Intercompany loans receivable	5	652	—	34	(691)	—
Other assets	4	21	—	78	—	103

	491	673	17	112	(1,190)	103

Property and Equipment, net	656	—	9	731	—	1,396
Goodwill	63	—	—	106	—	169
Other Intangible Assets, net	94	—	—	82	—	176

Total Assets	$1,859	$697	$79	$1,997	$(1,423)	$3,209

LIABILITIES, REDEEMABLE PREFERRED STOCK, COMMON STOCK AND OTHER SHAREHOLDER’S (DEFICIT) EQUITY
Current Liabilities
Accounts and drafts payable	$215	$—	$10	$278	$—	$503
Accounts payable to affiliates	110	2	13	108	(233)	—
Debt payable within one year	13	—	—	38	—	51
Interest payable	24	20	—	1	—	45
Income taxes payable	45	—	—	46	—	91
Other current liabilities	158	—	2	88	—	248

	565	22	25	559	(233)	938

Other Liabilities
Long-term debt	1,368	625	—	310	—	2,303
Intercompany loans payable	222	—	—	469	(691)	—
Long-term pension obligations	51	—	—	116	—	167
Non-pension postemployment benefit obligations	104	—	—	15	—	119
Deferred tax liability	26	—	—	113	—	139
Other long-term liabilities	75	—	—	17	—	92

	1,846	625	—	1,040	(691)	2,820

Minority interest in consolidated subsidiaries	8	—	—	3	—	11
Redeemable Preferred Stock	364	—	—	—	—	364
Common Stock and Other Shareholder’s (Deficit) Equity	(924)	50	54	395	(499)	(924)

Total Liabilities, Redeemable Preferred Stock, Common Stock and Other Shareholder’s (Deficit) Equity	$1,859	$697	$79	$1,997	$(1,423)	$3,209

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the Resolution Performance guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. HSC Capital has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in millions)

DECEMBER 31, 2004

CONDENSED CONSOLIDATING BALANCE SHEET

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers(1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and equivalents	$63	$—	$9	$80	$—	$152
Accounts receivable, net	198	—	15	305	—	518
Accounts receivable from affiliates	10	—	—	—	(10)	—
Inventories:					—
Finished and in-process goods	152	—	8	130	—	290
Raw materials and supplies	52	—	6	57	—	115
Other current assets	43	—	1	10	10	64

	518	—	39	582	—	1,139

Other Assets
Investment in subsidiaries	507	—	16	—	(523)	—
Intercompany loans receivable	189	482	12	—	(683)	—
Other assets	29	19	—	47	—	95

	725	501	28	47	(1,206)	95

Property and Equipment, net	636	—	8	679	—	1,323
Goodwill	35	—	—	16	—	51
Other Intangible Assets, net	82	—	—	6	—	88

Total Assets	$1,996	$501	$75	$1,330	$(1,206)	$2,696

LIABILITIES AND SHAREHOLDER’S (DEFICIT) EQUITY
Current Liabilities
Accounts and drafts payable	$228	$—	$9	$251	$—	$488
Accounts payable to affiliates	2	(14)	15	—	(3)	—
Debt payable within one year	8	—	—	8	—	16
Interest payable	22	14	—	—	—	36
Income taxes payable	33	—	—	—	—	33
Other current liabilities	84	—	2	44	3	133

	377	—	26	303	—	706

Other Liabilities
Long-term debt	1,348	475	—	11	—	1,834
Intercompany loans payable	250	—	—	433	(683)	—
Long-term pension obligations	71	—	—	2		73
Non-pension postemployment benefit obligations	120	—	—	22	—	142
Deferred tax liability	34	—	—	97	—	131
Other long-term liabilities	51	—	1	13	—	65

	1,874	475	1	578	(683)	2,245

Minority interest in consolidated subsidiaries	54	—	—	—	—	54
Shareholder’s (Deficit) Equity	(309)	26	48	449	(523)	(309)

Total Liabilities and Shareholder’s (Deficit) Equity	$1,996	$501	$75	$1,330	$(1,206)	$2,696

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the Resolution Performance guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. HSC Capital has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in millions)

YEAR ENDED DECEMBER 31, 2005

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers(1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows from (used in) Operating Activities	$(171)	$118	$18	$206	$—	$171

Cash Flows (used in) from Investing Activities
Capital expenditures	(57)	—	(1)	(47)	—	(105)
Acquisition of businesses, net of cash acquired	(4)	—	—	(248)	—	(252)
Proceeds from sale of business	—	—	3	—	—	3
Investment in subsidiary	100	—	—	—	(100)	—

	39	—	2	(295)	(100)	(354)

Cash flows from (used in) Financing Activities
Net short-term debt borrowings (repayments)	3	—	—	(5)	—	(2)
Borrowings of long-term debt	452	398	—	343	—	1,193
Repayments of long-term debt	(435)	(250)	—	(65)	—	(750)
Proceeds from issuance of preferred stock, net of issuance costs	334	—	—	—	—	334
Affiliated loan (repayments) borrowings	239	(262)	(8)	31	—	—
Long-term debt and credit facility financing fees paid	(11)	(4)	—	(7)	—	(22)
IPO related costs	(11)	—	—	—	—	(11)
Payment of dividends	(494)	—	(21)	(108)	100	(523)

	77	(118)	(29)	189	100	219

Effect of exchange rates on cash and equivalents	—	—	—	(5)	—	(5)

Increase (decrease) in cash and equivalents	(55)	—	(9)	95	—	31
Cash & equivalents at beginning of year	63	—	9	80	—	152

Cash & equivalents at end of year	$8	$—	$—	$175	$—	$183

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the Resolution Performance guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. HSC Capital has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in millions)

YEAR ENDED DECEMBER 31, 2004

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers(1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations		Consolidated
Cash Flows (used in) from Operating Activities	$(298)	$—	$41	$225	$		$(32)

Cash Flows (used in) from Investing Activities						—
Capital expenditures	(37)	—	(1)	(19)		—	(57)
Acquisition of business, net of cash acquired	17	—	(24)	(145)		—	(152)
Cash combination of Borden Chemical	185	—	—	—		—	185
Proceeds from sale (purchase) of business	260	—	—	(260)		—	—
Proceeds from the sale of assets	2	—	2	—		—	4

	427	—	(23)	(424)		—	(20)

Cash flows from (used in) Financing Activities
Net short-term debt (repayments) borrowings	(9)	—	—	3		—	(6)
Borrowings of long-term debt	256	—	—	37		—	293
Repayments of long-term debt	(156)	—	(1)	(38)		—	(195)
Affiliated loan (repayments) borrowings	(270)	—	14	256		—	—
Dividends received (paid)	23	—	(22)	(1)		—	—
Proceeds related to Resolution Specialty Transaction	60	—	—	—		—	60
Other	(4)	—	—	—		—	(4)

	(100)	—	(9)	257		—	148

Effect of exchange rates on cash and cash equivalents	—	—	—	7		—	7

Increase in cash and equivalents	29	—	9	65		—	103
Cash & equivalents at beginning of year	34	—	—	15		—	49

Cash & equivalents at end of year	$63	$—	$9	$80		$—	$152

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the Resolution Performance guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. HSC Capital has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in millions)

YEAR ENDED DECEMBER 31, 2003

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers(1)	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows (used in) from Operating Activities	$(110)	$—	$—	$67	$—	$(43)

Cash Flows from (used in) Investing Activities
Capital expenditures	(15)	—	—	(3)	—	(18)
Distributions from equity affiliates	—	—	—	2	—	2
Proceeds from the sale of assets	—	—	—	23	—	23

	(15)	—	—	22	—	7

Cash flows from (used in) Financing Activities
Borrowings of long-term debt	651	—	—	97	—	748
Repayments of long-term debt	(474)	—	—	(171)	—	(645)
Other	(22)	—	—	(1)	—	(23)

	155	—	—	(75)	—	80

Effect of exchange rates on cash and cash equivalents	—	—	—	1	—	1

Increase in cash and equivalents	30	—	—	15	—	45
Cash and equivalents at beginning of year	4	—	—	—	—	4

Cash and equivalents at end of year	$34	$—	$—	$15	$—	$49

(1)	Subsidiary issuers include Hexion U.S. Finance Corporation, HSC Capital and Nova Scotia, ULC. Hexion U.S. Finance Corporation is also a guarantor of the Resolution Performance guaranteed debt. HSC Capital is also a subsidiary guarantor of the debt issued by Hexion U.S. Finance Corporation and Nova Scotia, ULC. The primary asset of the Hexion U.S. Finance Corporation is an intercompany receivable from Hexion (the parent) for $197, which is essentially offset by the debt payable. HSC Capital has no significant assets.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in millions)

19. Quarterly Financial Data (Unaudited)

The following represents Quarterly Financial Data for the Company:

2005 Quarters	First(1)	Second(2)(3)	Third(4)	Fourth(5)
Net sales	$1,012	$1,171	$1,134	$1,153
Gross profit	149	167	170	176
Transaction related costs	7	22	5	10
Net loss available to common shareholders	(10)	(62)	(19)	(26)
Basic and diluted, per share of common stock:
Net loss applicable to common stock—basic and dilutive	$(0.12)	$(0.75)	$(0.22)	$(0.32)
Average number of common shares outstanding— basic and dilutive	82,629,906	82,629,906	82,629,906	82,629,906

(1)	Results include $10 unrealized loss on a contingent forward contract related to the Bakelite Acquisition.
(2)	Includes data for Bakelite from its date of acquisition, April 30, 2005.
(3)	Results include (i) $17 write-off of deferred financing fee; (ii) $10 unrealized loss related to a U.S. dollar denominated $290 term loan on a Dutch subsidiary’s books; (iii) $9 of incremental cost of sales related to the purchase accounting effect from inventory step-up related to the Bakelite Acquisition and the Resolution Performance Acquisition; and (iv) $1 unrealized loss on a contingent forward contract related to the Bakelite Acquisition. Upon settlement of this contract in the second quarter, the net realized loss was $9.
(4)	Results include (i) $10 unfavorable impact from Hurricanes Katrina and Rita due to lost sales and incremental expenses; and (ii) $7 of incremental cost of sales related to the purchase accounting effects from inventory step-up related to the Bakelite Acquisition and the Resolution Performance Acquisition.
(5)	Results include (i) $17 unfavorable impact from Hurricanes Katrina and Rita due to lost sales and incremental expenses; and (ii) $9 impairment charge related to certain foreign long-lived assets.

2004 Quarters	First	Second	Third(1)(2)	Fourth(3)
Net sales	$222	$241	$618	$938
Gross profit	25	22	66	121
Transaction related costs	—	—	47	9
Net loss available to common shareholders	(8)	(7)	(79)	(11)
Basic and diluted, per share of common stock:
Net loss applicable to common stock—basic and dilutive	$(0.09)	$(0.09)	$(0.96)	$(0.13)
Average number of common shares outstanding— basic and dilutive	82,629,906	82,629,906	82,629,906	82,629,906

(1)	Includes data for Resolution Specialty from August 2, 2004 and for Borden Chemical from August 12, 2004, their respective dates of acquisition by Apollo.
(2)	Results include (i) $10 of incremental cost of sales related to the purchase accounting effects from inventory step-up related to the Resolution Specialty Acquisition; and (ii) $2 of costs associated with a Brazilian reactor failure.
(3)	Results include (i) $2 unrealized gain on a contingent forward contract related to the Bakelite Acquisition; and (ii) $1 of costs associated with a Brazilian reactor failure.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in millions)

20. Subsequent Events (Unaudited with respect to the Hexion Refinancings)

Acquisition of Decorative Coatings and Adhesives Business Unit of the Rhodia Group

On January 31, 2006, the Company acquired the decorative coatings and adhesives business unit of The Rhodia Group. The business generated 2004 sales of approximately $180, with 8 manufacturing facilities in Europe, Australia and Thailand. The acquisition was funded through a combination of available cash and existing credit lines.

Acquisition of Global Wax Compounds Business of Rohm and Haas

On March 1, 2006 the Company acquired the global wax compound business of Rohm and Haas. The purchase included Rohm and Haas’ wax compounds technology and product lines, manufacturing equipment and other business assets. The acquisition was funded through available cash.

Acquisition of the Global Ink and Adhesive Resins Business of Akzo Nobel

On November 25, 2005, the Company agreed to acquire the global ink and adhesive resins business of Akzo Nobel. The business produces resins used to manufacture inks for commercial printing and packaging, digital inks for laser and photocopying printing, and pressure sensitive adhesives used in tape and labeling applications. The business generated 2004 sales of approximately $200 million, and includes 10 manufacturing facilities in Europe, North America, Argentina, Asia and New Zealand. Closing should occur upon the successful completion of normal governmental reviews and consultations with employee workers’ councils, which the Company expects to occur during the second quarter of 2006. The acquisition will be funded through a combination of available cash and existing credit lines.

The Company expects the aggregate purchase price for these three acquisitions to be approximately $155 million.

The Hexion Refinancings

In May 2006, we amended and restated our senior secured credit facilities. We refer to these senior secured credit facilities as the “new senior secured credit facilities”. Upon entering into these new senior secured credit facilities, we repaid all amounts outstanding under our May 2005 term loan and synthetic letter of credit facilities. In addition, we made tender offers to repurchase all of our outstanding 8% Senior Secured Notes, 9½% Senior Second Secured Notes and 13½% Senior Subordinated Notes. As of the expiration of the tender offers on May 17, 2006, we accepted tenders from holders of 100% of the outstanding principal amount of the 8% Senior Secured Notes, 99.9% of the outstanding principal amount of the 9 1/2 Senior Second Secured Notes and 89.0% of the outstanding principal amount of the 13 1/2 Senior Subordinated Notes. On May 18, 2006, we called for the redemption of all of our outstanding 9 1/2% Senior Second Secured Notes and 13 1/2% Senior Subordinated Notes, which we intend to redeem on June 18, 2006 with available cash. In connection with the tender offers, we received the required consents with respect to each series of notes to eliminate substantially all of the restrictive covenants and certain events of default included in the indentures under which such notes were issued. On May 10, 2006, we entered into interest rate swap arrangements of $1 billion. The swap is a three-year arrangement designed to offset cash flow variability associated with interest rate fluctuations on our variable rate debt. The initial aggregate notional amount of the swap is $1 billion, which amortizes on a quarterly basis based on expected payments on our term loan in order to maintain a fixed to variable debt ratio of approximately 70% fixed to 30% variable. On May 12, 2006, we redeemed all of our outstanding Series A Preferred Stock with the proceeds of borrowings under our new senior secured credit facilities.

HEXION SPECIALTY CHEMICALS, INC.

Schedule II – Valuation and Qualifying Accounts

	Balance December 31, 2002	Charged to Expense	Charge to Other Acct	Write-offs	Balance December 31, 2003
Allowance for doubtful accounts	$2	$1	$0	$0	$3

	Balance December 31, 2003	Add of Resolution Specialty August 1, 2004	Add of Borden Chemical August 12, 2004	Charged to Expense	Write-offs	Balance December 31, 2004
Allowance for doubtful accounts	$3	$3	$13	$1	$(5)	$15

	Balance December 31, 2004	Add of Bakelite April 29, 2005	Charged to Expense	Charge to Other Acct	Write-offs	Balance December 31, 2005
Allowance for doubtful accounts	$15	$6	$4	$1	$(7)	$19

[PAGE INTENTIONALLY LEFT BLANK]

BORDEN CHEMICAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

	Six Months ended June 30,
	2004	2003
	(In thousands, except per share data)
Net sales	$798,401	$720,051
Cost of goods sold	638,718	581,468

Gross margin	159,683	138,583

Distribution expense	35,992	33,385
Marketing expense	23,397	21,159
General & administrative expense	46,893	51,789
Transaction-related costs (see Note 1)	7,236	—
Business realignment expense and impairments	261	1,421
Other operating expense	2,841	3,666

Operating income	43,063	27,163

Interest expense	23,696	22,839
Affiliated interest expense	99	323
Other non-operating expense	571	1,002

Income (loss) before income tax	18,697	2,999
Income tax expense (benefit)	145,797	(13,746)

Net (loss) income	$(127,100)	$16,745

Comprehensive (loss) income	$(133,033)	$39,758

Basic and Diluted Per Share Data
Net income (loss)—basic and diluted	$(0.64)	$0.08

Average number of common shares outstanding during the period—basic	199,308	199,312
Average number of common shares outstanding during the period—diluted	199,308	199,970

See Notes to Condensed Consolidated Financial Statements

BORDEN CHEMICAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(UNAUDITED)

June 30, 2004
(In thousands)
ASSETS
Current Assets
Cash and equivalents	$32,190
Accounts receivable (less allowance for doubtful accounts of $12,671)	208,986
Accounts receivable from affiliates	301
Inventories:
Finished and in-process goods	43,005
Raw materials and supplies	45,562
Deferred income taxes	23,476
Other current assets	9,721

363,241

Investments and Other Assets
Deferred income taxes	2,320
Other assets	23,241

25,561

Property and Equipment
Land	33,103
Buildings	103,829
Machinery and equipment	699,215

836,147
Less accumulated depreciation	(395,501)

440,646
Goodwill	56,395
Other Intangible Assets	5,064

Total Assets	$890,907

See Notes to Condensed Consolidated Financial Statements

BORDEN CHEMICAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEET—(Continued)

(UNAUDITED)

June 30, 2004
(In thousands except share data)
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts and drafts payable	$162,901
Debt payable within one year	5,654
Loans payable to affiliates	7,380
Income taxes payable	32,168
Interest payable	12,359
Other current liabilities	66,086

286,548

Other Liabilities
Long-term debt	529,947
Non-pension post-employment benefit obligations	121,804
Long-term pension liability	70,915
Other long-term liabilities	110,324

832,990

Commitments and Contingencies (See Note 8)

Shareholders’ Deficit
Common stock—$0.01 par value: authorized 300,000,000 shares, Issued 201,754,598, treasury 858,970, outstanding 200,895,628 shares	2,009
Paid-in capital	1,248,300
Receivable from parent	(536,383)
Deferred compensation	(893)
Accumulated other comprehensive income	(134,126)
Accumulated deficit	(807,538)

(228,631)

Total Liabilities and Shareholders’ Deficit	$890,907

See Notes to Condensed Consolidated Financial Statements

BORDEN CHEMICAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2004	2003
	(In thousands)
Cash Flows from (used in) Operating Activities
Net income (loss)	$(127,100)	$16,745
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:
Tax valuation allowance	137,110	—
Deferred tax benefit	(326)	(23,532)
Depreciation and amortization	24,029	22,906
Business realignment expense and impairments	261	1,421
Minority interest expense (income)	944	(234)
Other non-cash adjustments	1,217	1,796
Net change in assets and liabilities:
Accounts receivable	(26,961)	(30,744)
Inventories	(8,477)	2,859
Accounts and drafts payable	37,765	6,318
Income taxes	(1,368)	3,808
Other assets	6,327	13,637
Other liabilities	(16,085)	(15,472)

	27,336	(492)

Cash Flows from (used in) Investing Activities
Capital expenditures	(19,255)	(15,621)
Proceeds from the sale of assets	9,359	2,231

	(9,896)	(13,390)

Cash Flows (used in) from Financing Activities
Net short-term debt (repayments) borrowings	(2,513)	(1,456)
Borrowings of long-term debt	—	255
Repayment of long-term debt	(19)	—
Affiliated (repayments) borrowings	(10,880)	(51,382)
Decrease in restricted cash	—	65,281
Repurchases of common stock from management	—	(286)

	(13,412)	12,412

Increase in cash and equivalents	4,028	(1,470)
Cash and equivalents at beginning of year	28,162	14,740

Cash and equivalents at end of period	$32,190	$13,270

Supplemental Disclosures of Cash Flow Information
Cash paid:
Interest, net	$23,750	$22,493
Income taxes, net	10,381	6,019

See Notes to Condensed Consolidated Financial Statements

BORDEN CHEMICAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (UNAUDITED)

(In thousands)

	Common Stock	Paid-in Capital	Receivable From Parent	Deferred Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance, December 31, 2003	$2,009	$1,224,011	$(512,094)	$(1,488)	$(128,193)	$(680,438)	$(96,193)

Net loss						(127,100)	(127,100)
Translation adjustments and other					(5,933)		(5,933)

Comprehensive loss							(133,033)

Interest accrued on notes from parent		24,289	(24,289)				—
Compensation expense on restricted stock				595			595

Balance, June 30, 2004	$2,009	$1,248,300	$(536,383)	$(893)	$(134,126)	$(807,538)	$(228,631)

See Notes to Condensed Consolidated Financial Statements

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements

(Dollars in thousands except per share amounts and as otherwise indicated)

1. Background and Nature of Operations

Borden Chemical, Inc. (the “Company”) was incorporated on April 24, 1899. The Company is engaged primarily in manufacturing, processing, purchasing and distributing forest products and industrial resins, formaldehyde, oil field products, UV coatings and other specialty and industrial chemicals worldwide. Production facilities are located throughout the U.S. and in many foreign countries. The Company has three reportable segments: Forest Products, Performance Resins and International. See Note 6.

The Company has been controlled by an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) since 1995. The Company’s immediate parent is Borden Holdings, Inc. (“BHI”), which is a wholly owned subsidiary of BW Holdings, LLC (“BWHLLC”), an entity controlled by KKR.

On July 6, 2004 an affiliate of Apollo Management LP (“Apollo”) entered into a stock purchase agreement with BWHLLC, BHI, the Company and certain members of Company’s management. Pursuant to this agreement, Apollo will acquire (the “Acquisition”) all of the outstanding capital stock of BHI, and all of the outstanding capital stock of the Company not otherwise owned by BHI will be redeemed. Completion of the Acquisition is subject to customary closing conditions. The Company and BHI will continue to operate independently until those conditions are satisfied and closing occurs.

The Acquisition, and the payment of estimated transaction fees and expenses will be financed with the net proceeds of a $475 million second-priority senior secured private debt offering and certain equity contributions from Apollo. The Company may refinance certain existing debt with a portion of this funding. The Acquisition is expected to be completed in the third quarter of 2004. During the second quarter of 2004 the Company incurred $7,236 of expenses related to the Acquisition and for a prior registration statement (subsequently withdrawn) for a proposed initial public offering of the Company’s common stock.

2. Basis of Presentation

The accompanying unaudited Consolidated Financial Statements include the accounts of Borden Chemical, Inc. and its subsidiaries, after elimination of intercompany accounts and transactions and contain all adjustments, which in the opinion of management are necessary for a fair presentation of the results for the interim periods. Results for the interim periods are not necessarily indicative of results for the full year.

Stock-Based Compensation—The Company accounts for stock-based compensation under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and has adopted the disclosure-only provision of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment to SFAS No. 123.” The following table sets forth the required reconciliation of reported and pro forma net (loss) income and earnings per share (“EPS”) under SFAS No. 148:

	Six months ended June 30,
	2004	2003
Net (loss) income applicable to common stock	$(127,100)	16,745
Add: Stock-based employee compensation expense included in reported net income, net of related tax benefit	—	67
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards granted since January 1, 1996, net of related tax effects	(97)	(56)

Pro forma net (loss) income	$(127,197)	$16,756

Average shares outstanding (in thousands)—basic	199,308	199,312
Average shares outstanding (in thousands)—diluted	199,308	199,970
Per share as reported (basic and diluted)	$(0.64)	$0.08
Per share pro forma (basic and diluted)	$(0.64)	$0.08

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

At June 30, 2004, options to purchase 5,578,850 common shares of the Company were outstanding, of which none are considered dilutive. At June 30, 2003, options to purchase 2,290,040 common shares of the Company were outstanding, of which 1,492,000 were considered dilutive.

Earnings Per Share

The Company’s basic and diluted earnings per share are calculated as follows:

	Six months ended June 30,
	2004	2003
Net income (loss) applicable to common shareholders	$(127,100)	$16,745
Effect of dilutive options	—	—

Diluted EPS—Numerator	(127,100)	16,745

Average share outstanding (in thousands)—basic	199,308	199,312
Effect of dilutive options (in thousands)	—	658

Diluted EPS—Denominator (in thousands)	199,308	199,970

Diluted EPS	$(0.64)	$0.08

Reclassification—Previously, at June 30, 2004, income taxes payable of $24,374 was classified as Other long-term liabilities. This amount has been reclassified as Income taxes payable in the current presentation. In addition, for the six months ended June 30, 2004, $348 of Distribution expense and $1,109 of General & administrative expense were reclassified to Cost of goods sold as a result of standardizing the classification of corporate controlled charges across the Company.

3. Business Realignment

In June 2003, the Company initiated a realignment program (the “2003 realignment program”) designed to reduce operating expenses and increase organizational efficiency. The components of this program include reducing headcount, streamlining processes, consolidating manufacturing processes and reducing general and administrative expenses. We expect to complete this program in the first quarter of 2005 and will incur additional expenses through its completion. In addition, we have certain additional long-term realignment programs initiated prior to 2003, which primarily relate to consolidation of plant facilities.

Six Months Ended June 30, 2004

In the first half of 2004, the Company recorded business realignment expense of $261, consisting of plant closure costs (which include plant employee severance and plant asset impairments) of $794, offset by a gain of $1,025 from the sale of a former U.S. plant site. Other severance and employee costs of $492 related to continued execution of the 2003 realignment program.

Provided below is a rollforward of the business realignment reserves for the first half of 2004.

	Reserves December 31, 2003	2004 Expense	2004 Settlements/ Charges	Reserves June 30, 2004
Plant closure costs
2003 realignment program	$3,488	$574	$(3,565)	$497
Other programs	4,741	220	(1,034)	3,927
Other severance and employee costs
2003 realignment program	2,784	492	(1,277)	1,999
Other programs	1,151	—	(1,151)	—

	$12,164	$1,286	$(7,027)	$6,423

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

Plant Closure Costs

Expenses for plant closure reported for the first half of 2004 of $794 relate primarily to additional costs relating to the conversion of the France manufacturing facility into a distribution center and the transition of the related production to the U.K. ($286) and other plant closure costs at various sites ($508).

Other Severance and Employee Costs

Year-to-date June 2004 realignment expense also includes additional net severance costs during the first half of 2004 totaling $492, related primarily to the 2003 realignment program.

Gain on the Sale of Assets

During the second quarter 2004, the Company sold a U.S. plant previously closed under a prior year realignment program for a gain of $1,025, which is also recorded in realignment expense.

Six Months Ended June 30, 2003

In the first half of 2003, the Company recorded business realignment expense and impairments of $1,421, consisting of plant closure expenses (which includes plant employee severance and plant asset impairments) of $1,299 less reserve reductions of $1,574, other severance and employee costs of $2,113, a gain on the sale of Melamine of $568, and non-cash asset impairment charges of $151.

Plant Closure and Other Employee Severance Costs

Provided below is a rollforward of business realignment reserve activity for the first half of 2003.

	Reserves December 31, 2002	2003 Expense	2003 Settlements/ Charges	Reserves June 30, 2003
Plant closure costs
2003 realignment program	$—	$—	$—	$—
Other programs	9,568	(275)	(3,382)	5,911

Other severance and employee costs
2003 realignment program	—	1,716	—	1,716
Other programs	3,996	397	(2,824)	1,569

	$13,564	$1,838	$(6,206)	$9,196

Plant Closure Costs

Plant closure income of $275 in the first half of 2003 consisted of a net reduction in reserves no longer required due to the sale of Melamine of $1,574, partially offset by environmental remediation costs of $894 for closed plants in Brazil and other net costs of $405 for plant closures and consolidations.

Other Severance and Employee Costs

The Company recorded severance costs of $2,113 in the first half of 2003. Of this amount, $1,716 related to the 2003 realignment program, and $397 related to other administrative workforce reduction programs.

Gain on the Sale of Assets

During the second quarter 2003, the Company sold its melamine crystal business (“Melamine”), resulting in a gain of $568. The gain is included in realignment expense because the business was sold as part of a prior year realignment program.

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

Asset Impairment

The Company also recorded asset impairments of $151 related to its Colombian operations in the first six months of 2003.

4. Pension and Postretirement Expense

Following are the components of net pension and postretirement expense recognized by the Company for the periods ended June 30, 2004 and 2003:

	Pension Six Months Ended June 30,		Postretirement Six Months Ended June 30,
	2004	2003	2004	2003
Service cost	$1,490	$1,128	$36	$36
Interest cost	6,955	7,493	740	3,047
Expected return on plan assets	(8,309)	(7,741)	—	—
Amortization
Unrecognized transition obligation	—	5	—	—
Prior service cost	219	198	(5,177)	(1,432)
Recognized net actuarial loss	3,214	3,519	—	(31)

	$3,569	$4,602	$(4,401)	$1,620

The amortization of prior service cost in 2004 postretirement expense relates to the plan amendment made in the second quarter of 2003.

5. Comprehensive Income (Loss)

Comprehensive (loss) income is computed as follows:

	Six Months Ended June 30,
	2004	2003
Net income (loss)	$(127,100)	$16,745
Foreign currency translation adjustments	(5,933)	23,013

	$(133,033)	$39,758

The currency translation adjustments in 2004 relate primarily to unfavorable changes in exchange rates in Brazil, Canada, Australia and the U.K. The favorable foreign currency translation adjustments in 2003 relate primarily due to favorable changes in exchange rates in Canada and Brazil.

6. Segment Data

The Company has three reportable segments: Forest Products, Performance Resins and International. Consolidated results also include general corporate and administrative expenses disclosed as “Corporate and Other” and activities related to Melamine, which was shut down in 2002, sold in 2003 and is disclosed as “Divested Business.” These are presented to provide a complete picture of the Company’s results.

Forest Products includes the North American forest products resins and formaldehyde product lines. The key business drivers for Forest Products are housing starts, furniture demand, panel production capacity and chemical intermediates sector operating conditions.

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

Performance Resins includes the North American specialty resins, foundry resins and oil field product lines. Performance Resins’ key business drivers are housing starts, auto builds, active gas drilling rigs and the general industrial sector performance.

International includes production operations in Europe, Latin America and Asia Pacific. Principal countries of operation are the U.K., Brazil, Australia and Malaysia. Product lines include formaldehyde, forest products and performance resins and consumer products. The key business drivers for International are export levels, panel production capacity, housing starts, furniture demand and the local political and general economic environments.

Corporate and Other represents general and administrative expenses and income and expenses related to liabilities retained from businesses sold in previous years.

Operating Results by Segment:

In previous documents filed with the SEC Adjusted EBITDA was the description used in our segment footnote to describe our segment performance measure. For purposes of this document we have described our segment performance measure as “Segment EBITDA”. We intend to use the term Segment EBITDA to measure segment performance in future SEC documents.

Following is a comparison of net sales and net income (loss) before depreciation and amortization, interest expense, other non-operating expense (income) income taxes and other adjustments (which may include costs associated with business realignment activities, dispositions and pension settlement charges). The Company refers to this as “Segment EBITDA.” Segment EBITDA is presented by segment and for Corporate and Other and Divested Business of the Company for the six months ended June 30, 2004 and 2003. Segment EBITDA information is presented with the Company’s segment disclosures because it is the measure used by the Company’s management in the evaluation of operating results and in determining allocations of capital resources among the business segments. It is also the metric used by the Company to set management and executive incentive compensation.

Net Sales

	Six Months Ended June 30,
	2004	2003
Forest Products	$417,852	$379,735
Performance Resins	207,718	188,937
International	172,831	151,373
Divested Business	—	6

	$798,401	$720,051

Segment EBITDA

	Six Months Ended June 30,
	2004	2003
Forest Products	$53,103	$42,622
Performance Resins	24,269	24,295
International	16,901	15,985
Corp & Other	(18,397)	(28,219)

Total	$75,876	$54,683

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

The table below reconciles Segment EBITDA to net (loss) income, which management believes to be the most directly comparable GAAP financial measure.

Reconciliation of Segment EBITDA to Net Income (Loss)

	Six Months Ended June 30,
Segment EBITDA:	2004	2003
Forest Products	$53,103	$42,622
Performance Resins	24,269	24,295
International	16,901	15,985
Corporate and Other	(18,397)	(28,219)
Reconciliation:
Depreciation and amortization	(24,029)	(22,906)
Adjustments to Segment EBITDA (described below)	(8,784)	(4,614)
Interest expense	(23,696)	(22,839)
Affiliated interest expense	(99)	(323)
Other non-operating expense	(571)	(1,002)
Income tax (expense) benefit	(145,797)	13,746

Net (loss) income	$(127,100)	$16,745

Adjustments to Segment EBITDA
The following items are not included in Segment EBITDA:

Six months ended June 30, 2004	(1) Plant Closure	Severance	(2) Other	Total
Forest Products	$189	$(334)	$(457)	$(602)
Performance Resins	961	—	(46)	915
International	(932)	(119)	(25)	(1,076)
Corporate and Other	13	(39)	(7,995)	(8,021)

Total	$231	$(492)	$(8,523)	$(8,784)

(1)	Plant closure income for the six months ended June 30, 2004 of $231 relates primarily to a gain of $1,025 on the sale of a U.S. plant site previously closed under a realignment program, partially offset by costs relating to the shut-down of several international sites. These expenses include additional costs relating to the conversion of the France manufacturing facility into a distribution center and the transition of the related production to the U.K. ($286) and other plant closure costs at various sites ($508).
(2)	Other expenses of $8,523 not included in Segment EBITDA through June 30, 2004 relate primarily to Transaction-related costs of $7,236 and severance expense included in general and administrative expense for positions to be replaced as part of the 2003 realignment program.

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

Six months ended June 30, 2003	Plant Closure (1)	Severance (2)	Impairment	Other (3)	Total
Forest Products	$698	$66	$—	$(570)	$194
Performance Resins	(163)	(310)	—	—	(473)
International	(1,690)	(171)	(151)	—	(2,012)
Corporate and Other	(146)	(1,698)	—	(2,317)	(4,161)
Divested Business	2,144	—	—	(306)	1,838

Total	$843	$(2,113)	$(151)	$(3,193)	$(4,614)

(1)	Plant closure income of $843 in the first half of 2003 was generated by the sale of Melamine in the second quarter and consisted of a net reduction in related reserves of $1,574 and a gain on the sale of $568. These income items were partially offset by environmental remediation costs of $894 for closed plants in Brazil and other net costs of $405 for plant closures and consolidations.
(2)	The Company recorded severance costs of $2,113 in the first half of 2003. Of this amount, $1,716 is related to the 2003 realignment program, and $397 related to other administrative workforce reduction programs.
(3)	Other expenses of $3,193 not included in Segment EBITDA for the first half of 2003 primarily represent severance expense, included in general and administrative expense, incurred by us for positions to be replaced and expenses incurred related to the closure of Melamine.

7. Guarantees and Indemnifications

Standard Guarantees / Indemnifications

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for, among other things, breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property and (iv) long-term supply agreements. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements and (iv) vendors or customers in long-term supply agreements.

These parties may also be indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Additionally, in connection with the sale of assets and the divestiture of businesses, the Company may agree to indemnify the buyer with respect to liabilities related to the pre-closing operations of the assets or businesses sold. Indemnities related to pre-closing operations generally include tax liabilities, environmental liabilities and employee benefit liabilities not assumed by the buyer in the transaction.

Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to the Company, but simply serve to protect the buyer from potential liability associated with the Company’s existing obligations at the time of sale. As with any liability, the Company has accrued for those pre-closing obligations that are considered probable and reasonably estimable. Amounts recorded are not significant at June 30, 2004.

While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). With respect to certain of the aforementioned guarantees, the Company has limited reimbursement agreements from affiliates or maintains limited insurance coverage that mitigates potential payments to be made. There are

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not predictable.

In addition the Company has agreed to indemnify KKR for any claims resulting from its services to the Company and its affiliates. The indemnification does not expire, and the Company is not able to determine a maximum exposure under the agreement. However, the Company does have an indemnification agreement from BHI for any amounts that it must pay under the KKR indemnity relating to World Kitchen, Inc., a former affiliate of the Company.

The Company has not entered into any significant agreement subsequent to January 1, 2003 that would require it, as a guarantor, to recognize a liability for the fair value of obligations it has undertaken in issuing the guarantee.

Subsidiary Guarantees

The Company guarantees the bank debt of one of its Brazilian subsidiaries up to a maximum U.S. equivalent of $6,700.

In connection with the conversion of the $34,000 Parish of Ascension Industrial Revenue Bonds (“IRBs”) to a fixed rate, the Company’s Canadian and U.K. subsidiaries have guaranteed the Company’s IRBs.

Contingent Sale/Purchase Consideration

The Limited Liability Agreement of HA-International, LLC (“HAI”), the Company’s joint venture, provides Delta-HA, Inc. (“Delta”), the Company’s partner in HAI, the right to purchase between 3-5% of additional interest in HAI each year, beginning in 2004. Delta is limited to acquiring a maximum of 25% of additional interest in HAI under this arrangement. Pursuant to this provision, in the first quarter of 2004, Delta provided the Company with written notice of their intention to exercise their option to purchase an additional 5% interest in 2004. Delta’s purchase price of the interest is based on the enterprise value of HAI determined by applying a contractually agreed upon multiple to EBITDA, as defined in the agreement.

The Fentak Pty. Ltd. acquisition agreement includes a contingent purchase consideration provision based on achievement of certain targeted earnings before interest and taxes. Maximum annual payments are AU$600 for the period 2004-2006.

In connection with the acquisition of assets from Southeastern Adhesives Company, the Company agreed to pay a royalty fee to the seller based on sales levels to existing regular customers of the business as of the closing date. To the extent that annual sales exceed targeted levels, the Company is obligated to pay up to $300 per year, for a five-year period.

Warranties

The Company does not make express warranties on its products, other than that they comply with the Company’s specifications; therefore, the Company does not record a warranty liability. Adjustments for product quality claims are not material and are charged against sales revenues.

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

8. Commitments and Contingencies

Environmental Matters

Because the Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials, the Company is subject to extensive environmental regulation at the Federal and state level and is exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Accruals for environmental matters are recorded following the guidelines of Statement of Position 96-1, “Environmental Remediation Liabilities,” when it is probable that a liability has been incurred and the amount of the liability can be estimated. Environmental accruals are reviewed on an interim basis and as events and developments warrant. Based on management’s estimates, which are determined through historical experience, the Company has recorded liabilities, relating to 54 locations, of approximately $37,400 at June 30, 2004, for all probable environmental remediation, indemnification and restoration liabilities. These amounts include estimates of unasserted claims the Company believes are probable of loss and reasonably estimable. Based on the factors discussed below and currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $22,300 to $73,500, in the aggregate, at June 30, 2004. This estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based, and in order to establish the upper end of such range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. The Company has not taken into consideration insurance coverage or any anticipated recoveries from other third parties in determining the liability or range of possible outcomes. The Company’s current insurance coverage provides very limited, if any, coverage for environmental matters.

Following is a more detailed discussion of the Company’s environmental liabilities and related assumptions:

BCP Geismar Site—The Company formerly owned a basic chemicals and polyvinyl chloride business which was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. The Company retained a 1% interest and the general partner interest, which were held by its subsidiary, BCP Management, Inc. (“BCPM”). The Company also retained the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among the Company, BCPOLP, BCPM, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, the Company agreed to perform certain of BCPOLP’s obligations with respect to environmental conditions at BCPOLP’s Geismar, Louisiana site. These obligations are related to soil and groundwater contamination at the Geismar site. The Company bears the sole responsibility for these obligations, as there are no other potentially responsible parties (“PRPs”) or third parties from which the Company can seek reimbursement, and no additional insurance recoveries are expected.

A groundwater pump and treat system for the removal of contaminants is operational, and preliminary natural attenuation studies are proceeding. The Company has performed extensive soil and groundwater testing. Regulatory agencies are reviewing the current findings and remediation efforts. If closure procedures and remediation systems prove inadequate, or if additional contamination is discovered, this could result in the costs approaching the higher end of the range of possible outcomes discussed below.

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

The Company has recorded a liability of approximately $21,500 at June 30, 2004 related to the BCP Geismar site. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with this site may fall within a range of $13,300 to $33,300, depending upon the factors discussed above. Due to the long-term nature of the project, the reliability of timing and estimability of remediation payments, this liability was recorded at its net present value, assuming a 3% discount rate and a time period of thirty years, and the range of possible outcomes is discounted similarly. The undiscounted liability is approximately $33,000 over thirty years.

Following are expected payments for each of the next five years and a reconciliation of the expected aggregate payments to the liability reflected at June 30, 2004:

2004	$2,100
2005	1,100
2006	1,700
2007	1,500
2008	700
Remaining aggregate payments	25,900

Total undiscounted liability	33,000
Less: discount to net present value	(11,500)

Liability per Consolidated Balance Sheet	$21,500

Superfund Sites / Offsite Landfills—The Company is currently involved in environmental remediation activities at 26 sites where it has been notified that it is, or may be, a PRP under the United States Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) or similar state “superfund” laws. The Company has recorded liabilities of approximately $7,400 at June 30, 2004, for environmental remediation costs related to these sites. The Company anticipates approximately 60% of this liability will be paid within the next five years, with the remaining payments occurring over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites and has little control over the costs and timing of cash flows. At 17 of the 26 sites, the Company’s share is less than 1%. At the remaining 9 sites, the Company has a share of up to 8.8% of the total liability which accounts for approximately $6,300 of the total amount reserved for superfund / offsite landfill sites at June 30, 2004. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with the superfund / offsite landfill sites may be as low as $3,900 or as high as $15,700, in the aggregate. In estimating both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The range of possible outcomes also takes into account the maturity of each project, which results in a more narrow range as the project progresses. The Company’s ultimate liability will depend on many factors including its volumetric share of waste, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation, and the availability of insurance coverage. The Company’s insurance provides very limited, if any, coverage for these environmental matters.

Sites Under Current Ownership—The Company is conducting environmental remediation at 7 locations currently owned by the Company, of which 4 sites are no longer operating. There are no other parties responsible for remediation at these sites. Much of the remediation is being performed by the Company on a voluntary basis;

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

therefore, the Company has greater control over the costs to be incurred and the timing of cash flows. The Company has accrued approximately $5,000 at June 30, 2004, for remediation and restoration liabilities at these locations. The Company anticipates approximately $3,500 of these liabilities will be paid within the next three years, with the remaining amounts being paid over the next ten years. Approximately $3,300 of these reserves is included in the Company’s business realignment reserve, as the environmental clean up is being handled in conjunction with planned closure of the location (see Note 3). Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $3,100 to $13,300, in the aggregate. The factors influencing the ultimate outcome include the methods of remediation to be elected, the conclusions and assessment of site studies remaining to be completed and the time period required to complete the work.

Other Sites—The Company is conducting environmental remediation at 9 locations (10 locations as of December 31, 2003) formerly owned by the Company. The Company has accrued approximately $1,800 at June 30, 2004, for remediation and restoration liabilities at these locations. The Company anticipates cash outflows of approximately $1,500 within the next three years, with the remainder occurring over the next ten years. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $1,300 to $9,000, in the aggregate. The primary drivers in determining the final costs to the Company on these matters are the method of remediation selected and the level of participation of third parties.

In addition, the Company is responsible for 10 sites that require monitoring where no additional remediation is expected and has also established accruals for other related costs, such as fines and penalties. The Company has accrued approximately $1,700 at June 30, 2004, related to these sites. Payment of these liabilities is anticipated to occur over the next ten years. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $700 and $2,200, in the aggregate. The ultimate cost to the Company will be influenced by any variations in projected monitoring periods or by findings that are better or worse than anticipated findings.

The Company formerly operated the Smith Douglass fertilizer business which included a phosphate mining operation in Manatee County, Florida and an animal food processing operation in Hillsborough County, Florida. Both operations were sold in 1980. The EPA has sent the Company and another former owner of the Manatee County facility a request for $112 relating to oversight costs incurred when the site was abandoned by its current owner. The Company is disputing the charge. The Company is aware that state and Federal environmental agencies have taken measures to prevent the off-site release of water from rainfall that accumulated in the drainage ditches and lagoons surrounding the gypsum piles located on this site. The Company is aware that the current owner of the Hillsborough County site ceased operations in March of 2004 and is working with governmental agencies to effect closure of that site. At this time, the Company has not received any demands from any governmental agencies or others regarding the closure and environmental cleanup at this site, which the Company believes is the responsibility of the current owner. While it is reasonably possible some costs could be incurred related to these sites, the Company has inadequate information to enable it to estimate a potential range of liability, if any.

Non-Environmental Legal Matters

Following is a discussion of non-environmental legal proceedings that are not in the ordinary course of business:

Subsidiary Bankruptcy—The Company’s former subsidiary, BCPM, filed for protection under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware on

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

March 22, 2002. BCPM served as the general partner and held a 1% interest in BCPOLP, which was created in November 1987 and operated as a commodity chemicals producer. On April 3, 2001, BCPOLP filed for protection under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware. On February 5, 2003, the U.S. Bankruptcy Court approved a Joint Plan of Liquidation for BCPOLP and BCPM which provided for the transfer of the remaining assets of both entities, including preference, avoidance and other claims against third parties (including the Company) to separate liquidating entities for liquidation and distribution to their creditors. The transfer of the remaining assets of both entities to the liquidating agents was effective March 13, 2003, and the Company’s ownership interest in BCPM was extinguished.

On March 19, 2004, the Company reached a tentative agreement with BCPM Liquidating LLC, the successor in interest to BCPM, providing for the settlement of all of its claims for a payment by the Company of $6,000, and with BCP Liquidating LLC, the successor in interest to BCPOLP, providing for the settlement of all of its claims for a payment by the Company of $1,050. In June 2004, the bankruptcy court approved the settlements and the $6,000 and $1,050 payments were made shortly thereafter.

Imperial Home Décor Group—In 1998, pursuant to a merger and recapitalization transaction sponsored by The Blackstone Group (“Blackstone”) and financed by The Chase Manhattan Bank (“Chase”), Borden Decorative Products Holdings, Inc. (“BDPH”), a wholly owned subsidiary of the Company, was acquired by Blackstone and subsequently merged with Imperial Wallcoverings to create Imperial Home Décor Group (“IHDG”). Blackstone provided $84,500 in equity, a syndicate of banks funded $198,000 of senior secured financing and $125,000 of senior subordinated notes were privately placed. The Company received approximately $309,000 in cash and 11% of IHDG common stock for its interest in BDPH at the closing of the merger. On January 5, 2000, IHDG filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The IHDG Litigation Trust (the “Trust”) was created pursuant to the plan of reorganization in the IHDG bankruptcy to pursue preference and other avoidance claims on behalf of the unsecured creditors of IHDG. In November 2001, the Trust filed a lawsuit against the Company and certain of its affiliates in U.S. Bankruptcy Court in Delaware seeking to have the IHDG recapitalization transaction voided as a fraudulent conveyance and asking for a judgment to be entered against the Company for $314,400 plus interest, costs and attorney fees. The parties have agreed to pursue non-binding mediation in September of 2004.

The Company has accrued legal expenses for scheduled depositions related to this matter and alternative dispute resolution. To the extent that additional depositions or legal work is required, legal defense costs will increase. The Company has not recorded a liability for any potential losses because a loss is not considered probable based on current information. The Company believes it has strong defenses to the Trust’s allegations and intends to defend the case vigorously. While it is reasonably possible the resolution of this matter may result in a loss due to the many variables involved, the Company is not able to estimate the range of possible outcomes at this time.

Brazil Tax Claim—In 1992, the State of Sao Paolo Administrative Tax Bureau issued an assessment against the Company’s primary Brazilian subsidiary claiming that excise taxes were owed on certain intercompany loans made for centralized cash management purposes, characterized by the Tax Bureau as intercompany sales. Since that time, management and the Tax Bureau have held discussions, and the subsidiary has filed an administrative appeal seeking cancellation of the assessment. In December 2001, the Administrative Court upheld the assessment in the amount of 52 million Brazilian Reals, or approximately US$17,000, an amount that includes tax, penalties, monetary correction and interest. In September 2002, the subsidiary filed a second appeal with the highest-level administrative court, again seeking cancellation of the assessment. The

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

Company believes it has a strong defense against the assessment and will pursue the appeal vigorously, including appealing to the judicial level; however, there is no assurance that the assessment will not be upheld. At this time the Company does not believe a loss is probable; therefore, only related legal fees have been accrued. Reasonably possible losses to the Company resulting from the resolution of this matter range from zero to $17,000.

HAI Grand Jury Investigation—HAI, a joint venture in which the Company has a 75% interest, received a grand jury subpoena dated November 5, 2003 from the U.S. Department of Justice Antitrust Division relating to a foundry resins Grand Jury investigation. HAI has provided documentation in response to the subpoena. As is frequently the case when such investigations are in progress, various antitrust lawsuits have been brought against the Company alleging that the Company and HAI, along with various other entities, engaged in a price fixing conspiracy. The Company has accrued legal fees for the defense of this matter but does not have sufficient information to determine a range of possible outcomes at this time.

CTA Acoustics—From the third quarter, 2003 to the first quarter, 2004 six lawsuits were filed against the Company in the 27th Judicial District, Laurel County Circuit Court, in Kentucky, arising from an explosion at a customer’s plant where seven plant workers were killed and over 40 other workers were injured. The lawsuits primarily seek recovery for wrongful death, emotional and personal injury, loss of consortium, property damage and indemnity. The Company expects that a number of these suits will be consolidated. The litigation also includes claims by its customer against its insurer and the Company. The Company is pursuing a claim for indemnity against its customer, based on language in the contract with them. The Company has accrued $5,000 relating to these actions and has insurance coverage to address any payments and legal fees in excess of this amount.

Other Legal Matters—The Company is involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings which are considered to be in the ordinary course of business. There has been increased publicity about asbestos liabilities faced by manufacturing companies. In large part, as a result of the bankruptcies of many asbestos producers, plaintiff’s attorneys are increasing their focus on peripheral defendants, including the Company, and asserting that even products that contained a small amount of asbestos caused injury. Plaintiffs are also focusing on alleged harm caused by other products we have made or used, including those containing silica and vinyl chloride monomer. The Company does not believe that it has a material exposure relating to these claims and believes it has adequate reserves and insurance to cover currently pending and foreseeable future claims.

The Company has been served in a lawsuit filed in Hillsborough County, Florida Circuit Court which names the Company and several other parties, relating to an animal feed supplement processing site formerly operated by the Company and sold in 1980. The lawsuit is filed on behalf of multiple residents of Hillsborough County living near the site and alleges various injuries related to exposure to toxic chemicals. At this time, the Company has inadequate information from which to estimate a potential range of liability, if any.

The Company has reserved approximately $16,100 at June 30, 2004, relating to all non-environmental legal matters for legal defense and settlement costs that it believes are probable and estimable at this time.

9. Related Party Transactions

Financing and Investing Arrangements

The Company has a borrowing arrangement with BWHLLC, evidenced by a demand promissory note bearing interest at a variable rate. The loan is reported as Loans payable to affiliates on the Consolidated Balance

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

Sheet and totaled $7,380 at June 30, 2004. The interest rate on the amount outstanding at June 30, 2004 was 2.6%. Interest expense totaled $99 for the six months ended June 30, 2004.

In 2003, the Company and HAI had separate borrowing arrangements with Borden Foods Holdings Corporation (“Foods”), an affiliate, evidenced by demand promissory notes bearing interest at variable rates. The loans were reported as Loans payable to affiliates on the Consolidated Balance Sheet. Interest rates on these loans ranged from 1.0% to 4.75%. In early 2004, the Company entered into the arrangement with BWHLLC and cancelled its arrangement with Foods. In early 2004, HAI obtained a $20,000 credit facility with an external bank and terminated its affiliated borrowing arrangement with Foods. Interest expense, related to the Foods loans, totaled $323 for the six months ended June 30, 2003.

Administrative Service, Management and Consulting Arrangements

KKR provides certain management, consulting and board services to the Company for an annual fixed fee. In 2003 and through April 2004, the fixed fee was $3,000 annually. Beginning in May 2004, the fee was reduced to $1,000. For the six months ended June 30, 2004, the Company recorded $1,167 for amounts due to KKR under this arrangement. In the six months ended June 30, 2003, the management fee recorded was $1,500.

The Company provides certain administrative services to BWHLLC and other affiliates under a service agreement. Fees charged under this agreement were based on the projected cost to the Company to provide these services, primarily based on employee costs. For the six months ended June 30, 2004, the Company charged these affiliates $246 for these services. During the six months ended June 30, 2003, the Company charged these affiliates $270.

The Company has a liability to BHI of $675 at June 30, 2004 for costs incurred related to the pending sale of the Company.

Other Transactions and Arrangements

The Company utilizes Willis Group Holdings, Ltd. (“Willis”), an entity controlled by KKR, as its insurance broker. As of the six months ended June 30, 2004 and 2003, the Company had paid $411 and $237, respectively, to Willis.

10. Income Tax Expense

In connection with the expected sale of BHI, the Company has recorded a non-cash charge of $137,110 to income tax expense in the second quarter of 2004 to increase the valuation reserves related to the Company’s net domestic deferred tax asset.

As a result of the expected sale of the Company, certain limitations will be placed on the utilization of the attributes under U.S. tax law, and the new financing discussed in Note 1 will limit the Company’s flexibility with respect to prior tax planning strategies. As a result, the Company no longer believes that utilization of the net domestic deferred tax asset is more likely than not to occur.

The Company’s remaining net deferred tax liability of $32,014 is reflected in the Consolidated Balance Sheet at June 30, 2004 as a current deferred asset of $23,476 and a long-term deferred tax asset of $2,320, offset by a current deferred tax liability of $3,960 included in other current liabilities and long-term deferred tax liability of $53,850 included in Other long-term liabilities.

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

11. Pending Capital Market Transaction

As discussed in Note 1 the Company will be issuing $475 million of second-priority senior secured private debt in connection with the Acquisition.

The Notes will be guaranteed by the Company and certain of its existing and future domestic restricted subsidiaries (the “Guarantors”). The Notes and the related guarantees will be senior obligations secured by a second-priority lien (subject to certain exceptions and permitted liens) on certain of the Guarantors’ existing and future domestic assets.

Supplemental financial information for the Company and the combined non-guarantor subsidiaries and the combined subsidiary guarantors for the Notes are presented below:

FOR THE SIX MONTHS ENDED JUNE 30, 2004

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Borden Chemical Inc.	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$479,538	—	$385,814	$(66,951)	$798,401
Cost of Goods Sold	390,764	—	314,905	(66,951)	638,718

Gross Margin	88,774	—	70,909	—	159,683

Distribution expense	21,727	—	14,265	—	35,992
Marketing expense	11,736	—	11,661	—	23,397
General & administrative expense	23,371	$232	23,290	—	46,893
Transaction—related costs	3,920	—	3,316	—	7,236
Business realignment expense and impairments	(775)	—	1,036	—	261
Other operating expense	3,120	(25)	(254)	—	2,841

Operating income (loss)	25,675	(207)	17,595	—	43,063

Interest expense	22,974	—	722	—	23,696
Affiliated interest expense, net	81	—	18	—	99
Intracompany interest expense, net	51,459	(52,061)	602	—	—
Affiliate royalty expense (Income)	9,769	(9,769)	—	—	—
Other non-operating expense	1,782	—	(1,211)	—	571
Equity in (earnings) losses of investees	(69,762)	(2,834)	—	72,596	—

Income (loss) before income tax	9,372	64,457	17,464	(72,596)	18,697

Income tax (benefit) expense	136,472	—	9,325	—	145,797

Net income (loss)	$(127,100)	$64,457	$8,139	$(72,596)	$(127,100)

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

FOR THE SIX MONTHS ENDED JUNE 30, 2003

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Borden Chemical Inc.	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$440,346	—	$340,095	$(60,390)	$720,051
Cost of Goods Sold	358,986	—	282,872	(60,390)	581,468

Gross Margin	81,360	—	57,223	—	138,583

Distribution expense	20,810	—	12,575	—	33,385
Marketing expense	10,433	—	10,726	—	21,159
General & administrative expense	30,024	$106	21,659	—	51,789
Business realignment expense and impairments	(204)	—	1,625	—	1,421
Other operating expense	4,836	—	(1,170)	—	3,666

Operating Income (loss)	15,461	(106)	11,808	—	27,163

Interest expense	22,137	—	702	—	22,839
Affiliated interest expense, net	301	—	22	—	323
Intracompany interest expense, net	56,059	(56,648)	589	—	—
Affiliate royalty expense (income)	9,116	(9,116)	—	—	—
Other non-operating expense	1,034	24	(56)	—	1,002
Equity in (earnings) losses of investees	(67,325)	(1,265)	—	68,590	—

Income (loss) before income tax	(5,861)	66,899	10,551	(68,590)	2,999

Income tax (benefit) expense	(22,606)	—	8,860	—	(13,746)

Net income (loss)	$16,745	$66,899	$1,691	$(68,590)	$16,745

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

JUNE 30, 2004

CONDENSED CONSOLIDATING BALANCE SHEET

	Borden Chemical Inc.	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and equivalents	$1,178	$217	$30,795	—	$32,190
Accounts receivable	101,620	66	107,300	—	208,986
Accounts receivable from affiliates	17,354	7,035	5,925	$(30,013)	301
Inventories:
Finished and in-process goods	25,156	—	17,849	—	43,005
Raw materials and supplies	26,542	—	19,020	—	45,562
Deferred income taxes	23,132	—	344	—	23,476
Other current assets	6,186	64	3,471	—	9,721

	201,168	7,382	184,704	(30,013)	363,241

Investments and Other Assets
Investment in subsidiaries	6,366,907	17,045	—	$(6,383,952)	—
Deferred income taxes	(6,060)	—	8,380	—	2,320
Loans and interest receivable from affiliates	—	6,084,028	5,047	(6,089,075)	—
Other assets	15,792	—	7,449	—	23,241

	6,376,639	6,101,073	20,876	(12,473,027)	25,561

Property and Equipment
Land	25,119	—	7,984	—	33,103
Buildings	68,333	—	35,496	—	103,829
Machinery and equipment	410,575	531	288,109	—	699,215

	504,027	531	331,589	—	836,147

Less accumulated depreciation	(255,786)	(416)	(139,299)	—	(395,501)

	248,241	115	192,290	—	440,646

Goodwill	36,598	—	19,797	—	56,395
Other intangible assets	4,172	—	892	—	5,064

Total Assets	$6,866,818	$6,108,570	$418,559	$(12,503,040)	$890,907

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

JUNE 30, 2004

CONDENSED CONSOLIDATING BALANCE SHEET—(Continued)

	Borden Chemical Inc.	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts and drafts payable	$90,521	—	$72,380	—	$162,901
Debt payable within one year	—	—	5,654	—	5,654
Loans payable to affiliates	7,380	—	—	—	7,380
Other affiliated payables (receivables)	4,675	$60	25,278	$(30,013)	—
Income taxes payable	29,608	—	2,560	—	32,168
Interest payable	12,339	—	20	—	12,359
Other current liabilities	49,986	342	15,758	—	66,086

	194,509	402	121,650	(30,013)	286,548

Other Liabilities
Long-term debt	520,877	—	9,070	—	529,947
Long-term loans payable to affiliates	6,088,796	—	279	(6,089,075)	—
Non-pension postemployment benefit obligations	120,855	—	949	—	121,804
Long-term pension liability	69,071	—	1,844	—	70,915
Other long-term liabilities	101,341	—	8,983	—	110,324

	6,900,940	—	21,125	(6,089,075)	832,990

Shareholders’ Equity (Deficit)	(228,631)	6,108,168	275,784	(6,383,952)	(228,631)

Total Liabilities and Shareholders’ Equity (Deficit)	$6,866,818	$6,108,570	$418,559	$(12,503,040)	$890,907

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

FOR THE SIX MONTHS ENDED JUNE 30, 2004

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Borden Chemical Inc.	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows from (used in) Operating Activities
Net (loss) income	$(127,100)	$64,457	$8,139	$(72,596)	$(127,100)
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:
Tax valuation allowance	137,110	—	—	—	137,110
Non-cash affiliated interest(1)	51,804	(51,804)	—	—	—
Equity in earnings of investee	(69,762)	(2,834)	—	72,596	—
Non-cash allocation of corporate expenses	(10,251)	—	10,251	—	—
Depreciation and amortization	14,663	61	9,305	—	24,029
Deferred tax (benefit) expense	(328)	—	2	—	(326)
Minority interest expense (income)	944	—	—	—	944
Business realignment expense and impairments	(775)	—	1,036	—	261
Other non-cash adjustments	1,086	—	131	—	1,217
Net change in assets and liabilities
Accounts receivable	(17,857)	4	(9,108)	—	(26,961)
Inventories	(4,130)	—	(4,347)	—	(8,477)
Accounts and drafts payable	24,391	42	13,332	—	37,765
Income Taxes	(1,626)	—	258	—	(1,368)
Other Assets	6,525	(52)	(146)	—	6,327
Other Liabilities	(13,025)	(7)	(3,053)	—	(16,085)

	(8,331)	9,867	25,800	—	27,336

Cash Flows (used in) from Investing Activities
Capital Expenditures	(7,849)	(51)	(11,355)	—	(19,255)
Proceeds from the sale of assets	975	—	8,384	—	9,359

	(6,874)	(51)	(2,971)	—	(9,896)

Cash flows from (used in) Financing Activities
Net short-term debt (repayments) borrowings	(2,548)	—	35	—	(2,513)
Dividends received (paid)	17,797	(14,600)	(3,197)	—	—
Repayment of long-term debt	—	—	(19)	—	(19)
Affiliated (repayments/loans) borrowings/receipts	(236)	4,850	(15,494)	—	(10,880)

	15,013	(9,750)	(18,675)	—	(13,412)

Increase (decrease) in cash and equivalents	(192)	66	4,154	—	4,028
Cash and equivalents at beginning of period	1,370	151	26,641	—	28,162

Cash and equivalents at end of period	$1,178	$217	$30,795	—	$32,190

(1)	Interest on affiliated debt to certain guarantor subsidiaries is settled by increasing the loan principal.

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

FOR THE SIX MONTHS ENDED JUNE 30, 2003

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Borden Chemical Inc.	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows from (used in) Operating Activities
Net (loss) income	$16,745	$66,899	$1,691	$(68,590)	$16,745
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:
Non-cash affiliated interest(1)	56,448	(56,448)	—	—	—
Equity in earnings of subsidiaries	(67,325)	(1,265)	—	68,590	—
Non-cash allocations of corporate expenses	(9,261)	—	9,261	—	—
Depreciation and amortization	14,512	75	8,319	—	22,906
Deferred tax (benefit) expense	(27,142)	—	3,610	—	(23,532)
Minority interest expense (income)	(234)	—	—	—	(234)
Business realignment expense and impairments	(204)	—	1,625	—	1,421
Other non-cash adjustments	1,730	—	66	—	1,796
Net change in assets and liabilities:
Accounts receivable	(10,040)	86	(20,790)	—	(30,744)
Inventories	1,960	—	899	—	2,859
Accounts and drafts payable	(2,745)	(119)	9,182	—	6,318
Income Taxes	3,037	—	771	—	3,808
Other Assets	13,555	10	72	—	13,637
Other Liabilities	(3,568)	1,866	(13,770)	—	(15,472)

	(12,532)	11,104	936	—	(492)

Cash Flows (used in) from Investing Activities
Capital Expenditures	(9,931)	—	(5,690)	—	(15,621)
Proceeds from the sale of assets	925	—	1,306	—	2,231

	(9,006)	—	(4,384)	—	(13,390)

Cash flows from (used in) Financing Activities
Net short-term debt repayments	(975)	—	(481)	—	(1,456)
Net long-term debt borrowings		—	255	—	255
Affiliated (repayments/loans) borrowings/receipts	(57,463)	840	5,241	—	(51,382)
Decrease (increase) in restricted cash	65,281		—	—	65,281
Dividends received (paid)	14,611	(12,000)	(2,611)	—	—
Net repurchases of common stock from/to management	(286)	—	—	—	(286)

	21,168	(11,160)	2,404	—	12,412

Increase (decrease) in cash and equivalents	(370)	(56)	(1,044)	—	(1,470)
Cash and equivalents at beginning of period	1,838	116	12,786	—	14,740

Cash and equivalents at end of period	$1,468	$60	$11,742	—	$13,270

(1)	Interest on affiliated debt to certain guarantor subsidiaries is settled by increasing the loan principal.

BORDEN CHEMICAL, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share amounts and as otherwise indicated)

12. Reclassification

In the Company’s previously issued financial statements for the six months ended June 30, 2004, transaction-related costs of $7,236 (see Note 1) were classified as a non-operating expense. However, after discussions with the staff of the U.S. Securities and Exchange Commission, management concluded that classification of transaction-related costs as an operating expense would be a better presentation. Accordingly, the Company has reflected such reclassification in the accompanying Consolidated Statement of Operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

and Shareholder of Borden Chemical, Inc.

We have audited the accompanying consolidated balance sheets of Borden Chemical, Inc. (effective August 12, 2004, a wholly-owned subsidiary of BHI Acquisition Corp., which is a majority owned subsidiary of BHI Investment, LLC; prior to August 12, 2004, a majority-owned subsidiary of Borden Holdings, Inc.) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Borden Chemical, Inc. and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002 to conform to Statement of Financial Accounting Standards No. 142.

DELOITTE & TOUCHE LLP

Columbus, Ohio

March 19, 2004, except for Note 24, as to which the date is August 5, 2004.

BORDEN CHEMICAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2003	2002	2001
	(In thousands, except per share data)
Net sales	$1,434,813	$1,247,885	$1,372,141
Cost of goods sold	1,148,519	968,657	1,060,642

Gross margin	286,294	279,228	311,499

Distribution expense	66,383	61,927	63,929
Marketing expense	42,398	42,503	42,046
General & administrative expense	100,021	109,237	127,967
(Gain) loss on sale of assets	(746)	282	(3,772)
Loss on divestiture of business	—	—	2,303
Business realignment expense and impairments	4,748	19,699	126,408
Other operating expense	6,948	11,872	28,113

Operating income (loss)	66,542	33,708	(75,495)

Interest expense	46,138	47,315	51,613
Affiliated interest expense, net	558	1,402	11,488
Other non-operating expense (income)	1,529	(5,989)	1,841
Investment write-downs	—	—	27,000

Income (loss) from continuing operations before income tax	18,317	(9,020)	(167,437)
Income tax benefit	(4,659)	(2,262)	(30,833)

Income (loss) from continuing operations	22,976	(6,758)	(136,604)
Income from discontinued operations, net of tax	—	—	11,804

Income (loss) before cumulative effect of change in accounting principle	22,976	(6,758)	(124,800)
Cumulative effect of change in accounting principle	—	(29,825)	—

Net income (loss)	22,976	(36,583)	(124,800)
Preferred stock dividends	—	—	(61,846)

Net income (loss) applicable to common stock	$22,976	$(36,583)	$(186,646)

Comprehensive income	$60,420	$(67,784)	$(198,959)

Basic and Diluted Per Share Data
Income (loss) from continuing operations	$0.11	$(0.03)	$(0.69)
Income from discontinued operations, net of tax	—	—	0.06

Income (loss) before cumulative effect of change in accounting principle	0.11	(0.03)	(0.63)
Cumulative effect of change in accounting principle	—	(0.15)	—

Net income (loss)	0.11	(0.18)	(0.63)
Preferred stock dividends	—	—	(0.31)

Net income (loss) applicable to common stock—basic	$0.11	$(0.18)	$(0.94)

Net income (loss) applicable to common stock—dilutive	$0.11	$(0.18)	$(0.94)

Average number of common shares outstanding during the period—basic	199,310	199,319	198,997
Average number of common shares outstanding during the period—dilutive	200,267	199,319	198,997

See Notes to Consolidated Financial Statements

BORDEN CHEMICAL, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
	(In thousands)
ASSETS
Current Assets
Cash and equivalents	$28,162	$14,740
Restricted cash	—	67,049
Accounts receivable (less allowance for doubtful accounts of $14,459 in 2003 and $12,219 in 2002)	196,093	170,822
Accounts receivable from affiliates	354	5,840
Inventories:
Finished and in-process goods	42,292	45,178
Raw materials and supplies	38,819	41,079
Deferred income taxes	27,085	28,869
Other current assets	13,551	13,232

	346,356	386,809

Investments and Other Assets
Deferred income taxes	113,434	118,368
Other assets	21,725	19,615

	135,159	137,983

Property and Equipment
Land	32,585	31,964
Buildings	103,774	98,313
Machinery and equipment	691,249	649,782

	827,608	780,059
Less accumulated depreciation	(378,724)	(340,321)

	448,884	439,738

Goodwill	57,516	39,640
Other Intangible Assets	5,951	7,610

Total Assets	$993,866	$1,011,780

See Notes to Consolidated Financial Statements

BORDEN CHEMICAL, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	December 31, 2003	December 31, 2002
	(In thousands except share data)
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts and drafts payable	$127,174	$113,549
Debt payable within one year	8,167	2,779
Loans payable to affiliates	18,260	84,680
Income taxes payable	34,977	55,964
Interest payable	12,524	12,136
Other current liabilities	71,546	78,957

	272,648	348,065

Other Liabilities
Long-term debt	529,966	523,287
Non-pension postemployment benefit obligations	128,723	145,384
Long-term pension obligations	66,656	70,216
Other long-term liabilities	92,066	85,721

	817,411	824,608

Commitments and Contingencies (See Note 22)

Shareholders’ Deficit
Common stock—$0.01 par value: authorized 300,000,000 shares, Issued 201,754,598, treasury 858,970, outstanding 200,895,628 in 2003 and Issued 201,782,598, treasury 858,970, outstanding 200,923,628 shares in 2002.	2,009	2,009
Paid-in capital	1,224,011	1,172,344
Receivable from parent	(512,094)	(463,516)
Deferred compensation	(1,488)	(2,679)
Accumulated other comprehensive income	(128,193)	(165,637)
Accumulated deficit	(680,438)	(703,414)

	(96,193)	(160,893)

Total Liabilities and Shareholders’ Deficit	$993,866	$1,011,780

See Notes to Consolidated Financial Statements

BORDEN CHEMICAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2003	2002	2001
	(In thousands)
Cash Flows from (used in) Operating Activities
Net income (loss)	$22,976	$(36,583)	$(124,800)
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:
Loss on divestiture of businesses	—	—	2,303
(Gain) loss on the sale of assets	(746)	282	(3,772)
Deferred tax provision (benefit)	6,223	16,023	(25,883)
Depreciation and amortization	47,319	47,947	59,361
Deferred compensation expense	1,191	892	—
Business realignment expense and impairments	4,748	19,699	126,408
Cumulative effect of change in accounting principle	—	29,825	—
Investment write-downs and other charges	—	—	27,000
Other non-cash adjustments	1,070	(822)	3,063
Net change in assets and liabilities:
Accounts receivable	(3,217)	(12,596)	31,698
Inventories	10,731	2,552	14,679
Accounts and drafts payable	2,492	(8,303)	(20,230)
Income taxes	(30,291)	(21,780)	44,130
Other assets	3,581	(2,571)	(72,388)
Other liabilities	(32,051)	(24,205)	33,551

	34,026	10,360	95,120

Cash Flows (used in) from Investing Activities
Capital expenditures	(41,820)	(38,773)	(47,408)
(Purchase) proceeds from sale of businesses	(14,691)	—	96,977
Proceeds from the sale of assets	14,197	10,237	160,888
Proceeds from sale of note receivable to an affiliate	—	110,000	—
Other, net	—	—	524

	(42,314)	81,464	210,981

Cash Flows from (used in) Financing Activities
Net short-term debt borrowings (repayments)	5,388	1,255	(41,763)
Borrowings of long-term debt	7,925	—	57,400
Repayments of long-term debt	(1,246)	(10,764)	(54,000)
Affiliated (repayments) borrowings	(66,420)	6,130	(212,432)
Payment of note payable to unconsolidated subsidiary	—	(31,581)	—
Decrease (increase) in restricted cash	67,049	(66,165)	(884)
Interest received from parent	—	—	48,578
Common stock dividends paid	—	—	(48,578)
Preferred stock dividends paid	—	—	(73,724)
Repurchases, net of sale, of common stock from / to management	(286)	(591)	—
Capital contribution from affiliates	9,300	—	17,000

	21,710	(101,716)	(308,403)

Increase (decrease) in cash and equivalents	$13,422	$(9,892)	$(2,302)
Cash and equivalents at beginning of year	14,740	24,632	26,934

Cash and equivalents at end of year	$28,162	$14,740	$24,632

Supplemental Disclosures of Cash Flow Information
Cash paid (received):
Interest, net	$45,466	$46,928	$70,258
Income taxes, net	19,368	978	(36,186)
Non-cash activity:
Capital contribution by parent	17,002	24,440	21,038
Contribution of preferred stock and accrued dividend by parent	—	—	620,922
Reclassification of minimum pension liability adjustment from (to) shareholders’ equity	5,830	(17,075)	(66,580)

See Notes to Consolidated Financial Statements

BORDEN CHEMICAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(In thousands)

	Preferred Stock	Common Stock	Paid-in Capital	Receivable from Parent	Deferred Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance, December 31, 2000	$614,369	$1,990	$353,309	$(414,937)	$—	$(60,277)	$(480,185)	$14,269

Net income							(124,800)	(124,800)
Translation adjustments and other						(6,849)		(6,849)
Cumulative effect of change in accounting principle (net of $1,900 tax)						(3,300)		(3,300)
Derivative activity (net of $1,300 tax)						2,570		2,570
Minimum pension liability (net of $36,090 tax)						(66,580)		(66,580)

Comprehensive income								(198,959)

Preferred stock dividends							(61,846)	(61,846)
Common stock dividends			(36,434)					(36,434)
Interest accrued on notes from parent (net of $13,784 tax)			24,674	10,120				34,794
Gain on Consumer Adhesives Sale to affiliate (net of $37,428 tax)			94,847					94,847
Gain on sale of common stock equity investment to affiliate (net of $5,600 tax)			10,197					10,197
Common stock and warrants issued to management			1,236					1,236
Capital contribution from parent of preferred stock and accrued dividend	(614,369)		620,922					6,553
Capital contribution from parent			38,038					38,038

Balance, December 31, 2001	$—	$1,990	$1,106,789	$(404,817)	$—	$(134,436)	$(666,831)	$(97,305)

BORDEN CHEMICAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT—(Continued)

(In thousands)

	Common Stock	Paid-in Capital	Receivable from Parent	Deferred Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance, December 31, 2001	$1,990	$1,106,789	$(404,817)	$—	$(134,436)	$(666,831)	$(97,305)

Net income						(36,583)	(36,583)
Translation adjustments					(14,856)		(14,856)
Derivative activity (net of $401 tax)					730		730
Minimum pension liability (net of $9,194 tax)					(17,075)		(17,075)

Comprehensive income							(67,784)

Repurchases of common stock from management	(1)	(1,341)					(1,342)
Restricted stock issued to management	16	3,555		(3,571)			—
Interest accrued on notes from parent		58,699	(58,699)				—
Compensation expense on restricted stock				892			892
Common stock issued management	4	747					751
Capital contribution from parent		3,895					3,895

Balance, December 31, 2002	$2,009	$1,172,344	$(463,516)	$(2,679)	$(165,637)	$(703,414)	$(160,893)

Net income						22,976	22,976
Translation adjustments					31,614		31,614
Minimum pension liability (net of $3,139 tax)					5,830		5,830

Comprehensive income							60,420

Repurchases of common stock from management		(286)					(286)
Income tax on sale to affiliate of Consumer Adhesives note receivable		(5,925)					(5,925)
Interest accrued on notes from parent		48,578	(48,578)				—
Capital contribution from parent		9,300					9,300
Compensation expense on restricted stock				1,191			1,191

Balance, December 31, 2003	$2,009	$1,224,011	$(512,094)	$(1,488)	$(128,193)	$(680,438)	$(96,193)

See Notes to Consolidated Financial Statements

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements

(Dollars in thousands except per share data)

1. Background and Nature of Operations

Borden Chemical, Inc. (the “Company”) was incorporated on April 24, 1899. The Company is engaged primarily in manufacturing, processing, purchasing and distributing forest products and industrial resins, formaldehyde, oil field products and other specialty and industrial chemicals worldwide. In 2001, the Company sold its Consumer Adhesives business. The Company’s executive and administrative offices are located in Columbus, Ohio. Production facilities are located throughout the U.S. and in many foreign countries.

Domestic products are sold by the Company’s sales force throughout the U.S. to industrial users. To the extent practicable, international distribution techniques parallel those used in the U.S. and are concentrated in Canada, Western Europe, Latin America, Australia and Malaysia.

At December 31, 2003, 27 of a total 48 manufacturing and processing facilities are located in the U.S., and in 2003, approximately 63% of the Company’s sales were generated in the U.S.

The Company has three reportable segments: North American Forest Products, North American Performance Resins Group and International. See Note 19.

The Company has been controlled by affiliates of Kohlberg Kravis Roberts & Co., L.P. (“KKR”), since 1995. The Company’s immediate parent is Borden Holdings, Inc. (“BHI”), a wholly owned subsidiary of BW Holdings, LLC (“BWHLLC”), an entity controlled by KKR.

In the fourth quarter of 2001, the Company (then known as Borden, Inc.) merged with its subsidiaries Borden Chemical, Inc. (“BCI”) and Borden Chemical Holdings, Inc. (“BCHI”), executed certain financial transactions with its parent and changed its name to Borden Chemical, Inc. (the “Corporate Reorganization”). See Note 3.

In 2001, through a series of transactions with affiliates, the Company sold Consumer Adhesives (the “Consumer Adhesives Sale”) for total proceeds of $94,120. As a result of the Consumer Adhesives Sale, this segment is reflected as a discontinued operation in the Consolidated Financial Statements in 2001. The Company retained continuing investments in Consumer Adhesives in the form of preferred stock and notes receivable. The notes receivable were sold to BHI in the fourth quarter of 2001 for their carrying value of $57,691. The preferred stock, with a carrying value of $110,000, was redeemed during the first quarter of 2002 for a $110,000 note receivable from Consumer Adhesives, which was subsequently sold to BHI in 2002 for face value plus accrued interest. In 2001, a pre-tax gain of $132,275 was recognized in Paid-in capital due to the affiliated nature of the transaction. In 2003, the Company recorded an adjustment of $5,925 in Paid-in capital to reflect additional tax expense associated with the sale of the $110,000 note receivable.

2. Summary of Significant Accounting Policies

Significant accounting policies followed by the Company, as summarized below, are in conformity with generally accepted accounting principles.

Principles of Consolidation—The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, after elimination of intercompany accounts and transactions.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. The most significant estimates reflected in the financial statements include environmental remediation, legal liabilities, deferred tax assets and liabilities and related valuation allowances, income tax accruals, pension and postretirement assets and liabilities, valuation allowances for accounts receivable and inventories, general insurance liabilities, asset impairments and related party transactions. Actual results could differ from estimated amounts.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Included in the Company’s cash equivalents and restricted cash are interest bearing time deposits of $70,133 in 2002. At December 31, 2003, the Company had no material investments in cash equivalent instruments. The effect of exchange rate changes on cash is not material.

Inventories—Inventories are stated at lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment—Land, buildings, and machinery and equipment are carried at cost. Depreciation is recorded on the straight-line basis by charges to expense at rates based on estimated useful lives of properties (average rates for buildings 3%; machinery and equipment 7%). Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred.

Goodwill and Intangibles—The excess of purchase price over net tangible and identifiable intangible assets of businesses acquired is carried as Goodwill on the Consolidated Balance Sheet. As of January 1, 2002, the Company no longer amortizes goodwill. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over not more than 40 years.

Certain trademarks, patents and other intangible assets used in the operations of the business are carried as Other Intangible Assets on the Consolidated Balance Sheet. These intangible assets are amortized on a straight-line basis over the shorter of the legal or useful life of the asset. See Note 4.

Impairment—As events warrant but at least annually, the Company evaluates the recoverability of long-lived assets by assessing whether the carrying value can be recovered over their remaining useful lives through the expected future undiscounted operating cash flows of the underlying business. Any impairment loss required is determined by comparing the carrying value of the assets to operating cash flows on a discounted basis.

The Company performs an annual impairment test for goodwill and other intangibles. See Note 4.

General Insurance—The Company is generally self-insured for losses and liabilities relating to workers’ compensation, health and welfare claims, physical damage to property, business interruption and comprehensive general, product and vehicle liability. The Company maintains insurance policies for certain items exceeding deductible limits. Losses are accrued for the estimated aggregate liability for claims using certain actuarial assumptions followed in the insurance industry and the Company’s experience.

Legal Costs—The Company accrues for legal costs in the period in which a claim is made or an event becomes known, if the amounts are probable and reasonably estimable. Each claim is assigned a range of potential liability, with the most likely amount being accrued. The amount accrued includes all costs associated with a claim, including settlements, assessments, judgments, fines and legal fees.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Revenue Recognition—Revenue for product sales is recognized as risk and title to the product transfer to the customer, which usually occurs at the time shipment is made. Substantially all of the Company’s products are sold FOB (“free on board”) shipping point. Other terms include sales where risk and title passes upon delivery (FOB destination point). In situations where our product is delivered by pipeline, risk and title transfers when our product moves across an agreed transfer point, which is typically the customers’ property line. Product sales delivered by pipeline are measured based on daily flow meter readings. The Company’s standard terms of delivery are included in its contracts of sales and invoices.

Shipping and Handling—The Company records freight billed to customers in net sales. Shipping costs are incurred to move the Company’s products from production and storage facilities to the customers. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally include costs to store, move and prepare the products for shipment. The Company incurred shipping costs of $66,383 in 2003, $61,927 in 2002 and $63,929 in 2001. These costs are classified as Distribution expense in the Consolidated Statements of Operations. Due to the nature of the Company’s business, handling costs incurred prior to shipment are not significant.

Foreign Currency Translations—Assets and liabilities of foreign affiliates are translated at the exchange rates in effect at the balance sheet date, and income and expenses are translated at average exchange rates prevailing during the year. The effect of translation is accounted for as an adjustment to shareholders’ equity and is included in other comprehensive income.

In addition, the Company incurred realized and unrealized net foreign transaction gains (losses) aggregating $438 in 2003, $1,307 in 2002 and $(912) in 2001.

Income Taxes—The Company files a consolidated U.S. Federal Income Tax return with BHI. Income tax expense is based on reported results of operations before income taxes. Deferred income taxes represent the tax effect of temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax balances are adjusted to reflect tax rates, based on current tax laws, that will be in effect in the years in which temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Derivative Financial Instruments—The Company primarily uses three types of derivatives: interest rate swaps to effectively convert a portion of the Company’s fixed rate obligations to variable, forward exchange contracts and options to reduce the Company’s cash flow exposure to changes in foreign exchange rates and natural gas futures to reduce the Company’s cash flow exposure to changes in natural gas prices. The Company does not hold or issue derivative financial instruments for trading purposes. The Company’s $34,000 interest rate swap agreement is accounted for as a hedge. All other derivatives are not accounted for using hedge accounting but are measured at fair value and recorded on the balance sheet as an asset or liability, depending upon the Company’s underlying rights or obligations. See Notes 16 and 17.

Stock-Based Compensation—The Company accounts for stock-based compensation under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123.”

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The following table sets forth the required annual reconciliation of reported and pro-forma net income and earnings per share (“EPS”) under SFAS No. 148:

	2003	2002	2001
Net income (loss) applicable to common stock	$22,976	$(36,583)	$(186,646)
Add: Stock-based employee compensation expense included in reported net income, net of related tax benefit	147	9	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards granted since January 1, 1996, net of related tax effects	(211)	(94)	(382)

Pro-forma net income	$22,912	$(36,668)	$(187,028)

Average shares (in thousands) outstanding—basic	199,310	199,319	198,997
Average share (in thousands) outstanding—diluted	200,267	199,319	198,997
Per share as reported (basic and diluted)	$0.11	$(0.18)	$(0.94)
Per share pro forma (basic and diluted)	$0.11	$(0.18)	$(0.94)

Earnings Per Share—Basic and diluted net income attributable to common stock is computed by dividing net income by the weighted average number of common shares outstanding during the period including the effect of dilutive options, when applicable. At December 31, 2003, options to purchase 5,532,360 common shares of the Company were outstanding, of which 4,882,000 are considered dilutive. At December 31, 2002, 198,400 warrants and options to purchase 3,426,040 common shares of the Company were outstanding and not considered dilutive. At December 31, 2001, 1,039,864 warrants and options to purchase 6,871,380 common shares of the Company were outstanding and not considered dilutive. See Note 15.

The Company’s diluted EPS is calculated as follows:

	2003	2002	2001
Net income (loss) applicable to common stock	$22,976	$(36,583)	$(186,646)
Effect of dilutive options	—	—	—

Diluted EPS—Numerator	22,976	(36,583)	(186,646)

Average share outstanding (in thousands)—basic	199,310	199,319	198,997
Effect of dilutive options (in thousands)	957	—	—

Diluted EPS—Denominator (in thousands)	200,267	119,319	198,997

Diluted EPS	$0.11	$(0.18)	$(0.94)

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with high quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentrations of credit risk with respect to accounts receivable are limited, due to the large number of customers comprising the Company’s customer base and their dispersion across many different industries and geographies. The Company generally does not require collateral or other security to support customer receivables.

Reclassification—Previously at December 31, 2003 and 2002, income taxes payable of $15,800 and $46,545, respectively, were classified as other long-term liabilities. These amounts were reclassified as income taxes payable in the current presentation.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Recently Issued Accounting Standards

In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also include more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. The Company has adopted FIN 45 and included the additional requirements with respect to guarantees in Note 21 to the Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements, the assets, liabilities and activities of another entity. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. In December 2003, the FASB issued a revision of FIN 46 deferring the effective date for implementation. The Company has no variable interest entities; therefore, the implementation of FIN 46 will not have an impact on its results of operations and financial condition.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The clarification provisions of this statement require that contracts with comparable characteristics be accounted for similarly. This statement is effective for any new derivative instruments entered into after June 30, 2003. The Company adopted SFAS No. 149 on July 1, 2003, and the adoption did not have an impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement addresses the accounting for certain financial instruments that, under previous guidance, could be accounted for as equity. SFAS No. 150 requires that those instruments be classified as liabilities in the statement of financial position. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 on July 1, 2003 did not have a material impact on the Company’s financial statements.

In December 2003, the FASB issued SFAS No. 132 (as revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132.” The new rules require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. This Statement is effective for the Company for fiscal years ending after December 15, 2003, except for certain disclosures on foreign plans, which are effective for fiscal years ending after June 15, 2004. The Company has adopted SFAS No. 132 (as revised 2003) and included the additional disclosures in Notes 12 and 13 to the Consolidated Financial Statements. The Company elected to include the disclosures for its foreign plans in 2003.

3. Corporate Reorganization

In the fourth quarter of 2001, the Company merged with its subsidiaries BCHI and BCI, executed certain financial transactions with BHI and changed its name to Borden Chemical, Inc., from Borden, Inc., reflecting the fact that the only remaining segment of the Company was the chemical business. The Corporate Reorganization

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

was undertaken to simplify the legal structure and strengthen the capital structure of the Company, and to reduce costs. As part of the Corporate Reorganization, certain functions were downsized, eliminated or transferred to a separate legal entity, Borden Capital, Inc. (“Capital”), also owned by BHI.

Subsequent to the Corporate Reorganization, Capital provided certain management, consulting and board services to the Company, as well as other entities owned by KKR, and charged fees to the Company and other affiliates for these services. The Company provided certain administrative services to Capital. The Company was charged a management fee of $9,000 in 2002, payable quarterly in arrears, for the net cost of Capital’s services.

The following transactions occurred as part of the Corporate Reorganization and are included in the 2001 results:

•	BHI contributed all of the outstanding Series A Cumulative Preferred Stock plus accumulated dividends of $6,553 to the Company as a capital contribution. The significant impact of this transaction was to eliminate required annual future preferred dividend payments of $73,724.

•	The Company recorded severance costs of $1,501 for workforce reductions and additional costs of $2,044 related to the Corporate Reorganization. These amounts are classified as Business realignment expense and impairments in the 2001 Consolidated Statement of Operations.

•	The Company sold certain assets to BHI for cash. The Company sold a common stock equity investment for its estimated fair value of $55,187 resulting in a pre-tax gain of $15,797 that is recorded as an increase to Paid-in capital due to the affiliated nature of the transaction. Notes receivable from Consumer Adhesives were sold for their carrying amount of $57,691, and a loan receivable from WKI Holding Company, Inc. (“WKI”), an affiliate of the Company, of $25,056 was sold for its fair value of $18,056. Prior to the sale in 2001, the Company recorded a $7,000 charge that is included in investment write-downs and other charges to reflect the decline in fair value of the WKI loan receivable.

•	The Company paid Capital $8,741 to assume certain liabilities, the estimated fair value at the date of sale, net of certain assets transferred, including accounts receivable from WKI of $3,594. These liabilities were for accrued compensation, certain employee benefit obligations and accrued liabilities associated with the transferred employees and functions.

•	Outstanding stock options on the stock of BCHI held by its management became options of the Company (see Note 15).

•	In addition, the Company settled the minority interest liability related to managements’ ownership of shares in BCHI by exchanging shares of the Company’s stock and common stock warrants for the BCHI shares held by management. This resulted in an increase to Paid-in capital for 2001 of $1,236, the approximate fair value of the liability.

In 2002, BHI decided to cease Capital’s operations during the first half of 2003. Certain management, consulting and board services previously provided to the Company by Capital were assumed by the Company, while other such services were provided to the Company by KKR for an annual fee of $3,000. The Company recorded a charge, funded by BHI, of $5,500 in 2002 related to costs allocable to the Company in connection with the cessation of Capital’s operations.

4. Goodwill and Intangible Assets

At December 31, 2003, the Company’s management performed the annual goodwill impairment test. As required by SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company identified the appropriate

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

reporting units and identified the assets and liabilities (including goodwill) of the reporting units. The Company determined estimated fair values of the reporting units and assessed whether the estimated fair value of each reporting unit was more or less than the carrying amount of the assets and liabilities assigned to the units.

Valuations were performed using a standard methodology based largely on comparable company analysis. Comparable company analysis ascribes a value to an entity by comparing certain operating metrics of the entity to those of a set of comparable companies in the same industry. Using this method, market multiples and ratios based on operating, financial and stock market performance are compared across different companies and to the entity being valued. The Company employed a comparable analysis technique commonly used in the investment banking and private equity industries to estimate the values of its reporting units—the EBITDA (earnings before interest, taxes, depreciation and amortization) multiple technique. Under this technique, estimated values are the result of an EBITDA multiple derived from this process applied to an appropriate historical EBITDA amount.

As a result of this test at December 31, 2003, the fair value of each reporting unit exceeded the carrying amount of assets and liabilities, except for the Company’s Malaysian reporting unit. Based on the excess of the carrying value over the estimated fair value of its Malaysian reporting unit, the Company recorded a goodwill impairment charge of $762 that represented 100% of the carrying amount. This impairment charge is reflected in the 2003 Consolidated Statement of Operations as Business realignment expense and impairments.

At December 31, 2002, the Company’s management performed the goodwill impairment test using the same methodology described above. No impairment charge was necessary as of December 31, 2002, as the fair values of all reporting units exceeded the carrying amount of the assets and liabilities assigned to the units.

Upon the adoption of SFAS No. 142, on January 1, 2002, fair values of the Company’s reporting units as of December 31, 2001 were determined employing the same methodology used by the Company, as described above. As a result of the initial test, the fair value of each reporting unit exceeded the carrying amount of assets and liabilities assigned, except for the Company’s European reporting unit. Based on the excess of the carrying value over the estimated fair value of its European reporting unit, the Company recorded a goodwill impairment charge of $29,825 that represented 100% of the December 31, 2001 carrying amount. This impairment charge is reported as Cumulative effect of change in accounting principle in the 2002 Consolidated Statement of Operations.

The following table provides a comparison of 2003, 2002 and 2001 as if the new accounting principle were applied in 2001:

	Year Ended December 31,
	2003	2002	2001
Reported net income (loss)	$22,976	$(36,583)	$(124,800)
Add back goodwill amortization	—	—	3,712

Adjusted net income (loss)	22,976	(36,583)	(121,088)
Add back cumulative effect of change in accounting principle	—	29,825	—

Adjusted net income (loss) before cumulative effect of change in accounting principle	$22,976	$(6,758)	$(121,088)

Basic and diluted per share data:
Reported net income (loss)	$0.11	$(0.18)	$(0.63)
Add back goodwill amortization	—	—	0.02

Adjusted net income (loss)	0.11	(0.18)	(0.61)
Add back cumulative effect of change in accounting principle	—	0.15	—

Adjusted net income (loss) before cumulative effect of change in accounting principle	$0.11	$(0.03)	$(0.61)

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The changes in the carrying amount of goodwill for the year ended December 31, 2003 and 2002 are as follows:

	N.A. Forest Products	N.A. Performance Resins	International	Total
Goodwill balance at December 31, 2001	$20,713	$19,487	$31,199	$71,399
Less goodwill impairment recognized upon adoption of SFAS No. 142	—	—	(29,825)	(29,825)
Acquisitions/divestitures	—	(1,343)	—	(1,343)
Foreign currency translation	6	—	(597)	(591)

Goodwill balance at December 31, 2002	$20,719	$18,144	$777	$39,640
Acquisitions/divestitures	4,068	—	14,387	18,455
Impairment	—	—	(762)	(762)
Foreign currency translation	167	—	16	183

Goodwill balance at December 31, 2003	$24,954	$18,144	$14,418	$57,516

Intangible assets with identifiable useful lives, which continue to be amortized, consist of the following:

	At December 31, 2003		At December 31, 2002
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets:
Customer list and contracts	$7,559	$4,619	$6,559	$3,736
Formulas and technology	6,524	4,925	6,524	4,331
Unrecognized prior service cost	2,657	1,309	2,657	153
Other	744	680	744	654

	$17,484	$11,533	$16,484	$8,874

The impact of foreign currency translation adjustments is included in accumulated amortization.

Total intangible amortization expense for the year ended December 31, 2003, 2002 and 2001 was $1,508, $1,555 and $1,653, respectively.

Estimated annual intangible amortization expense for 2004 through 2008 is as follows:

2004	$1,700
2005	970
2006	350
2007	180
2008	150

5. Business Acquisitions and Divestitures

Acquisitions

All of the Company’s acquisitions described below have been accounted for using the purchase method of accounting. Accordingly, results of operations of the acquired entities have been included from the date of acquisition, and any excess of purchase price over the sum of amounts assigned to identified assets and liabilities has been recorded as goodwill. The pro forma effects of the acquisitions are not material.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

During 2003, the Company acquired Fentak Pty. Ltd. (“Fentak”), an international manufacturer of specialty chemical products for engineered wood, laminating and paper impregnation markets, and the business and technology assets of Southeastern Adhesives Company (“SEACO”), a domestic producer of specialty adhesives, for total cash of $14,691. Fentak was acquired in November, 2003 and SEACO was acquired on December 31, 2003. The Company is required to make additional deferred payments for these acquisitions of approximately $3,050 and contingent future payments of $1,500. The Company recorded goodwill totaling $18,455 for these acquisitions.

In the second quarter of 2001, the Company and Delta-HA, Inc. (“Delta”) merged their North American foundry resins and coatings businesses forming HA-International, LLC (“HAI”). In conjunction with the merger, the Company recorded an accrual of approximately $7,000 to restructure operations of the acquired entity, a minority interest liability of $4,500 to recognize the 25% minority interest and goodwill of approximately $9,000.

The Limited Liability Agreement of HAI provides Delta the right to purchase between 3-5% of additional interest in HAI each year, beginning in 2004. Delta is limited to acquiring a maximum of 25% of additional interest in HAI under this arrangement. Pursuant to this provision, in the first quarter of 2004, Delta provided the Company with written notice of their intention to exercise their option to purchase an additional 5% interest in 2004. Delta’s purchase price of the interest is based on the enterprise value of HAI determined by applying a contractually agreed upon multiple to EBITDA, as defined in the agreement.

Divestitures

In 2003, the Company sold its idled melamine crystal business (“Melamine”). The gain from the sale was recorded as business realignment income. See Note 6.

In 2001, the Company divested its chemical operation in Ecuador. Proceeds from the sale of the Ecuador chemical business were $5,275, which resulted in a pre-tax loss of $2,303.

6. Business Realignment and Asset Impairments

In June 2003, the Company initiated a realignment program designed to reduce operating expenses and increase organizational efficiency. To achieve these goals, the Company is reducing headcount, streamlining processes, consolidating manufacturing processes and reducing general and administrative expenses. The Company is combining jobs where practical and has eliminated over 200 positions as of the end of 2003 related to this program. To further reduce future general and administrative expenses, the Company has reduced contract work, consolidated and eliminated positions and streamlined the administration of medical and other postretirement benefits. The Company anticipates this program will be completed in 2004. The Company expects to incur additional costs in 2004 related to this program.

In addition to the June 2003 realignment program, the Company has realignment activities from programs initiated in previous years, primarily related to plant consolidations and reorganization of certain administrative functions. Following is a discussion of realignment activities and impairments recognized during the past three years.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Year Ended December 31, 2003

During 2003, the Company recorded net business realignment expense and impairments of $4,748, consisting of plant closure costs (which include plant employee severance and plant asset impairments) and other severance and employee costs of $13,825, gains on the sale of assets of $12,260 and other non-cash asset impairment charges of $3,183.

Provided below is a rollforward of the business realignment reserves for 2003:

	Reserves 12/31/02	2003 Expense	2003 Settlements/ Payments	Reserves 12/31/03
Plant closure costs
Prior years’ programs	$9,568	$144	$(4,971)	$4,741
June 2003 program	—	6,844	(3,356)	3,488
Other severance costs
Prior years’ programs	3,996	3,670	(6,515)	1,151
June 2003 program	—	3,167	(383)	2,784

Total reserve activity	$13,564	$13,825	$(15,225)	$12,164

Plant Closure Costs

Plant closure costs in 2003 include $144 for prior years’ programs and $6,844 for 2003 programs.

Costs relating to prior years’ programs include environmental remediation of approximately $800 for closed plants in Brazil and other plant closure costs of approximately $900. Partially offsetting these costs was a reduction of reserves of approximately $1,600 for Melamine, which was sold in the second quarter of 2003.

The $6,844 of charges relating to the 2003 realignment program included costs associated with two plant consolidation programs. As a result of consolidating manufacturing processes, the Company’s facility in France has been converted into a distribution center, and the manufacturing has transitioned to the U.K., resulting in plant closure costs of $5,414, including plant employee severance of approximately $3,600, asset impairment charges of $1,427 and other costs of approximately $400. Additionally, manufacturing was transitioned from the Company’s North Bay, Ontario plant to another facility, and the North Bay site was idled as of the end of 2003, resulting in asset impairment charges of $1,430.

Other Severance Costs

Other severance costs for 2003 include $3,167 relating to the 2003 program and $3,670 relating to prior years’ programs. The 2003 severance related to the elimination of 200 positions under the June 2003 realignment program, as discussed above.

Gain on the Sale of Assets

In 2003, the Company sold Melamine and land associated with a closed plant in the U.K. for gains of $12,260. The gains related to these sales were recorded as business realignment income because the facilities were closed in conjunction with prior years’ realignment programs.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Asset Impairment

The Company recorded other asset impairment charges of $3,183 in 2003. Of the total, $1,421 was for the write-down of assets at various international manufacturing facilities, $1,000 was for a facility held for sale and the remaining $762 related to the write-down of goodwill carried by the Company’s Malaysian operations.

Year Ended December 31, 2002

During 2002, the Company recorded net business realignment expense and impairments of $19,699, consisting of plant closure costs of $12,584, other severance and employee costs of $3,265, a gain on the sale of assets of $2,465 and non-cash impairment charges of $6,315.

Plant Closure and Other Severance and Employee Costs

Provided below is a roll forward of the business realignment reserve activity for 2002:

	Reserves 12/31/01	2002 Expense	2002 Settlements/ Payments	Reserves 12/31/02
Plant closure costs	$14,067	$12,584	$(17,083)	$9,568
Other severance costs	8,360	3,265	(7,629)	3,996

Total reserve activity	$22,427	$15,849	$(24,712)	$13,564

Plant closure costs in 2002 of $12,584 consist of plant employee severance of $2,721, demolition, environmental and other costs of $8,764 and a $1,099 increase to the reserve related to revised estimates of environmental clean-up and demolition for several locations closed in previous years.

Gain on the Sale of Assets

In 2002, the Company sold land associated with a closed plant in Spain and recorded a gain of $2,465. The gain related to this sale was recorded as business realignment income because the facility was closed in conjunction with prior years’ realignment programs.

Asset Impairment

The Company recorded asset impairment charges of $6,315 in 2002. Of the total, $5,275 related to the write-down of fixed assets at various international manufacturing facilities and $1,040 was for a facility held for sale.

Year Ended December 31, 2001

During 2001, the Company recorded net business realignment expense and impairments of $126,408, consisting of plant closure costs of $23,285, other severance and employee costs of $12,582, a gain on the sale of assets of $10,507 and non-cash impairment charges of $101,048.

Plant Closure and Other Severance and Employee Costs

Plant closure costs in 2001 of $23,285 consist of fixed asset write-offs of $11,863, plant employee severance of $1,862 and demolition, environmental and other costs of $9,560.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Gain on the Sale of Assets

In 2001, the Company sold land associated with a closed domestic plant and recorded a gain of $10,507. The gain related to this sale was recorded as business realignment income because the facility was closed in conjunction with prior years’ realignment programs.

Asset Impairment

In the fourth quarter of 2001, the Company decided to cease operations at Melamine and to offer it for sale. As of the end of 2001, no sale had been negotiated, and in January 2002, the plant was shut-down. Under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” the Company recorded a 2001 impairment charge of $98,163 for the fixed assets ($62,527), goodwill ($32,701) and spare parts ($2,935) of Melamine.

Also, in the fourth quarter of 2001, the Company discontinued construction of a new plant facility and recorded an impairment charge of $2,885 to write-down the engineering, construction and other costs incurred to the estimated net realizable value of the land and building.

7. Discontinued Operations

The summary of discontinued operations below includes Consumer Adhesives’ results through August 2001, the date of the Consumer Adhesives Sale:

2001
Net sales	$106,307

Income before income taxes	17,404
Income tax expense	5,600

Income from discontinued operations	$11,804

Proceeds from the Consumer Adhesives sale were $94,120, net of cash sold with the business, resulting in a pre-tax gain of $132,275, which was recorded in Paid-in capital due to the affiliated nature of the transaction. See Note 1.

8. Comprehensive Income

Comprehensive income includes the following items:

	2003	2002	2001
Net income (loss)	$22,976	$(36,583)	$(124,800)
Foreign currency translation adjustments	31,614	(14,856)	(12,649)
Reclassification adjustments	—	—	5,800
Cumulative effect of change in accounting principle	—	—	(3,300)
Derivative activity	—	730	2,570
Minimum pension liability (see Note 12)	5,830	(17,075)	(66,580)

	$60,420	$(67,784)	$(198,959)

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The foreign currency translation adjustments in 2003 primarily relate to favorable exchange rates in Canada, Latin America and Australia. In 2002, the foreign currency translation adjustments primarily relate to unfavorable exchange rates in Latin America. The 2001 foreign currency translation adjustments primarily relate to unfavorable exchange rates in Latin America and Canada.

The 2001 reclassification adjustment reflects the accumulated translation adjustment recognized on the sale of the Company’s operations in Ecuador.

The cumulative effect of change in accounting principle and derivative activity represents the impact of the adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” on January 1, 2001. The Company recorded a pre-tax initial transition adjustment to Accumulated other comprehensive income of $5,200 of which $1,330 and $3,870 was reclassified into earnings for the year ended December 31, 2002 and 2001, respectively.

The components of Accumulated other comprehensive income as of December 31, 2003 and 2002 are as follows:

	2003	2002
Cumulative foreign currency translation adjustments	$(49,923)	$(81,537)
Minimum pension liability, net of tax	(78,270)	(84,100)

	$(128,193)	$(165,637)

9. Investments in Affiliates

The Company had no continuing investments in affiliates at December 31, 2003 and 2002.

The Company sold a common stock equity investment in 2001 for $64,141. Of the total proceeds, $55,187 was received from BHI as part of the Corporate Reorganization (see Note 3), and the related pre-tax gain of $15,797 was recorded in Paid-in capital due to the affiliated nature of the transaction. The remaining $8,954 was received from sales to third parties, and a related gain of $4,400 was reflected in the 2001 Consolidated Statement of Operations as Gain on the sale of assets.

In 2001, the Company wrote-off its $10,000 investment in WKI preferred stock, $7,000 of a loan receivable from WKI and its remaining $10,000 investment in BCP Management, Inc. (“BCPM”), a former subsidiary of the Company. The write-offs are reflected in Investment write-downs and other charges in the 2001 Consolidated Statement of Operations.

BCPM filed for protection under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware on March 22, 2002. As a result of the bankruptcy of BCPM, the Company no longer consolidated BCPM in its Consolidated Financial Statements. There was no impact on previously reported amounts of net (loss) income as a result of the deconsolidation. The Company’s investment in BCPM was written-off in 2001, as described above. In the first quarter of 2003, the assets of BCPM were transferred to a liquidating agent, and the Company’s ownership interest was extinguished.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

10. Debt and Lease Obligations

Debt outstanding at December 31, 2003 and 2002 is as follows:

	2003		2002
	Long-Term	Due Within One Year	Long-Term	Due Within One Year
9.2% debentures due 2021	$114,800		$114,800
7.875% debentures 2023	246,782		246,782
Sinking fund debentures:
8 3/8% due 2016	78,000		78,000
9 1/4% due 2019	47,295		47,295
Industrial Revenue Bonds (at an average rate of 3.1% in 2003 and 1.6% in 2002)	34,000		34,885
Other (at an average rate of 8.1% in 2003 and 13.8% in 2002)	9,089	$2,221	1,525

Total current maturities of long-term debt		2,221

Short-term debt (primarily foreign bank loans at an average rate of 4.8% in 2003 and 10.7% in 2002)	—	5,946	—	$2,779

Total debt	$529,966	$8,167	$523,287	$2,779

The Company entered into a three-year asset based revolving credit facility dated September 23, 2002 (the “Credit Facility”) which provides for a maximum borrowing of $175,000, including letters of credit (“LOC”). The Credit Facility replaced an uncommitted LOC facility (discussed below) and the prior $250,000 credit facility that expired on July 13, 2002.

The Credit Facility is secured with inventory and accounts receivable in the United States, Canada and the U.K., a portion of property and equipment in Canada and the U.K. and the stock of certain subsidiaries. Maximum borrowing allowable under the Credit Facility is determined monthly and is based upon specified percentages of eligible accounts receivable, inventory and fixed assets. The Credit Facility contains restrictions on dividends, limitations on borrowings from affiliates ($30,000), capital expenditures ($68,000 in 2004) and payment of management fees ($5,000 per year). It also has a minimum trailing EBITDA twelve-month fixed charge coverage ratio requirement (as defined) of 1.5 to 1.0 if aggregate availability is less than $25,000, 1.25 to 1.0 if aggregate availability is between $25,000 and $50,000 and 1.1 to 1.0 if aggregate availability is between $50,000 and $75,000. There are no fixed coverage ratio requirements when aggregate availability exceeds $75,000. As of December 31, 2003, the maximum borrowing allowable under the Credit Facility was approximately $144,000, of which approximately $98,000, net of LOCs, was unused and available; therefore, the Company had no fixed charge coverage ratio requirements.

Under the terms of the Credit Facility the Company has the ability to borrow funds at either the prime rate plus an applicable margin (“the prime rate option”) or at LIBOR plus an applicable margin. The Company must designate which option it chooses at the time of the borrowing. Currently the applicable margin for any prime rate borrowing is 75 basis points and for any LIBOR borrowing is 225 basis points. As of December 31, 2003 there were borrowings of $220 outstanding under the prime rate option, equivalent to 6.0%. For LOCs issued under the Credit Facility, the Company pays a per annum fee equal to the LIBOR applicable margin, or 2.25%, plus a fronting fee of .125%. In addition, the Company pays a .50% per annum fee on the amount of the

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

revolving loan commitment less any borrowings or outstanding LOCs. The Company incurred commitment fees of $557 in 2003 related to the Credit Facility.

Under an uncommitted LOC facility, the Company provided cash collateral equivalent to 101% of LOCs outstanding which was classified as Restricted cash on the Consolidated Balance Sheet as of December 31, 2002. In early July 2003, the Company completed the process of transferring all the LOCs under this facility to the Credit Facility.

The Company’s Australian subsidiary entered into a five-year asset-backed credit facility in the fourth quarter of 2003 (the “Australian facility”), which provides for a maximum borrowing of AUD$19,900, or approximately $15,000. At December 31, 2003, outstanding debt under this facility was $12,178, of which $7,670 is classified as long-term. In addition, there were approximately $400 of outstanding LOCs under the facility. The Australian facility provided the funding for the Fentak acquisition made in the fourth quarter of 2003 (see Note 5) and is secured by mortgages on the fixed assets of the Australian business and the stock of Australian subsidiaries. This facility includes a fixed rate facility used for the acquisition, as well as a revolver. The Australian facility contains restrictions relative to the Australian businesses on dividends, the sale of assets and additional borrowings. The Australian facility also contains financial covenants applying to the Australian subsidiaries including current ratio, interest coverage, debt service coverage and leverage. The fixed portion of the Australian facility requires minimum quarterly principal reductions totaling AUD$450 (approximately $330). The Australian facility requires semi-annual principal reductions based on a portion of excess cash as defined in the agreement. As of December 31, 2003, of the maximum borrowing allowable under the Australian Facility, AUD$3,178 (approximately $2,400) was unused and available.

Additional international credit facilities provide availability totaling approximately $29,900. Of this amount, approximately $15,900 (net of LOCs and other guarantees of approximately $7,700 and $2,300 of other draws) was available to fund working capital needs and capital expenditures at December 31, 2003. Of the total $2,310 of outstanding debt, $1,419 was classified as long-term. There is an additional $4,000 available for which usage is restricted to capital investments and for foreign currency hedging. While these facilities are primarily unsecured, portions of the lines are secured by equipment and with $1,442 of cash. The Company guarantees up to $6,700 of the debt of one of its Brazilian subsidiaries, included in these facilities.

The Company and HAI had affiliated borrowing arrangements with Borden Foods Holding Corporation (“Foods”) during 2003. See Note 20.

HAI entered into a three-year asset based revolving credit facility on January 28, 2004, which provides for a maximum borrowing of $20,000 (the “HAI facility”). The HAI facility replaced the affiliated loan agreement with Foods. The HAI facility is secured with inventory, accounts receivable and property and equipment of HAI. Maximum borrowing allowable under the HAI facility is based upon specific percentages of eligible accounts receivable and inventory. The HAI facility provides up to $2,000 for LOCs. The HAI facility contains restrictions relative to HAI on dividends, affiliate transactions, minimum availability ($2,000), additional debt and capital expenditures ($2,000 in 2004). In addition, HAI is required to maintain a minimum trailing twelve-month debt coverage ratio of 1.5 to 1.0.

The Company finances certain insurance premiums outside of the Credit Facility. Short-term borrowings include $2,548 and $975 related to this arrangement at December 31, 2003 and 2002, respectively.

On October 1, 2003, the Company exercised its option to redeem, at par, the remaining $885 of County of Maricopa Industrial Revenue Bonds (“IRBs”). In October 2003, the Company converted the $34,000 Parish of

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Ascension IRBs to a fixed interest rate and, by doing so, eliminated the requirement to maintain a backup letter of credit of approximately $34,500. The elimination of this LOC increased availability under the Credit Facility.

During the fourth quarter of 2002, the Company repurchased $7,368 of the outstanding publicly held bonds for $4,510 plus fees. A $2,741 gain on the extinguishment of the bonds was recognized in 2002 and is included in Other non-operating income.

Aggregate maturities of total debt and minimum annual rentals under operating leases at December 31, 2003, for the Company are as follows:

Year	Debt	Minimum Rentals Under Operating Leases
2004	$8,167	$12,120
2005	2,219	10,205
2006	1,841	7,882
2007	1,420	5,961
2008	3,609	4,302
2009 and beyond	520,877	3,789

	$538,133	$44,259

Rental expense amounted to $14,595, $14,399 and $19,566 in 2003, 2002 and 2001, respectively.

11. Income Taxes

Comparative analysis of the Company’s income tax benefit related to continuing operations follows:

	Current			Deferred
	2003	2002	2001	2003	2002	2001
Federal	$(9,899)	$(29,479)	$(363)	$4,662	$12,040	$(25,800)
State & Local	(737)	(380)	(4,365)	566	187	(805)
Foreign	(246)	11,574	(222)	995	3,796	722

	$(10,882)	$(18,285)	$(4,950)	$6,223	$16,023	$(25,883)

In 2001, the Company’s income tax expense related to discontinued operations was $5,600 (see Note 7). The Company’s income tax expense from the gain on disposal of discontinued operations was $37,428 in 2001, which is reflected as a reduction to shareholders’ equity due to the affiliated nature of the transaction (see Note 1).

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

A reconciliation of the Company’s difference between income taxes related to continuing operations computed at Federal statutory tax rates and provisions for income taxes is as follows:

	2003	2002	2001
Income taxes computed at Federal statutory tax rate	$6,411	$(3,157)	$(58,602)
State tax provision, net of Federal benefits	(111)	(193)	(5,842)
Foreign tax differentials	(813)	3,502	1,187
Foreign source income also subject to U.S. taxation	9,324	1,777	12,397
Losses and other expenses not deductible for tax	373	(863)	2,723
Impairment of non-deductible goodwill	—	—	31,692
Valuation allowance	5,401	16,672	—
Elimination of deferred tax liabilities of BCPM	(1,624)	—	—
Capital loss on sale of Melamine	(19,936)	—	—
Adjustment of prior estimates and other	(3,684)	(20,000)	(14,388)

Income tax benefit	$(4,659)	$(2,262)	$(30,833)

The 2003 consolidated rate reflects a benefit of $19,936 from the sale of the stock of Melamine in 2003. The tax basis of the stock exceeded the tax basis of the assets and this additional basis was not recognized until the stock sale was completed in 2003. This benefit is a capital loss carryforward that can only be used against capital gains; therefore, a valuation reserve was established for the full amount of this benefit. The 2003 consolidated rate also reflects a reduction of the deferred tax valuation reserve in the amount of $14,534 related to benefits which the Company now believes are more likely than not to be realized. The 2003 tax rate also reflects the elimination of $1,624 of deferred tax liabilities associated with the BCPM bankruptcy. In addition, reserves for prior years’ Canadian and U.S. tax audits were reduced by $3,997 as a result of preliminary settlements of certain matters in the fourth quarter of 2003. The effective rate also reflects additional income tax expense of $9,324 on foreign dividend income and on deemed dividend income related to loans and guarantees from foreign subsidiaries.

The 2002 consolidated tax rate reflects a valuation allowance in the amount of $16,672 recorded against the benefit of certain deferred interest expense deductions, which are subject to usage limitations by the Internal Revenue Service (“IRS”), that are no longer more likely than not to be used. This expense is offset by the reduction of a $20,000 reserve for U.S. Federal income tax audits reflecting preliminary settlement of certain matters for the years 1998 and 1999 that were resolved in 2002.

The 2001 consolidated tax rate includes a $31,692 effect of the non-deductible impairment of the fixed assets and goodwill related to the 2001 shutdown of Melamine. Additionally, tax expense of $12,397 is reflected in the tax rate for the impact of earnings related to the expected sale of foreign businesses that are no longer expected to be permanently reinvested in foreign locations, as well as the inability to use foreign tax credits associated with those earnings due to usage limitations. Offsetting this charge was a tax benefit of $14,388 relating to the settlement of U.S. Federal income tax audits for the years 1987 to 1991 that were finalized in 2001.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The domestic and foreign components of the Company’s Income (loss) from continuing operations before income taxes are as follows:

	2003	2002	2001
Domestic	$(30,706)	$(42,929)	$(165,478)
Foreign	49,023	33,909	(1,959)

	$18,317	$(9,020)	$(167,437)

The tax effects of the Company’s significant temporary differences, and loss and credit carryforwards, which comprise the deferred tax assets and liabilities at December 31, 2003 and 2002, are as follows:

	2003	2002
Assets
Non-pension postemployment benefit obligations	$46,261	$52,411
Accrued and other expenses	75,493	91,332
Loss and credit carryforwards	162,308	169,302
Pension liability	23,448	23,071

Gross deferred tax assets	307,510	336,116
Valuation allowance	(81,992)	(89,321)

	225,518	246,795

Liabilities
Property, plant, equipment and intangibles	77,558	76,107
Unrepatriated earnings of foreign subsidiaries	30,374	30,374
Foreign property, plant, equipment and other	9,060	7,275
Deferred gain on sale of a partnership interest	—	17,264
Prepaid expenses	2,406	293

Gross deferred tax liabilities	119,398	131,313

Net deferred tax asset	$106,120	$115,482

The Company’s net deferred tax asset at December 31, 2003 was $106,120, which is the net of $140,518 of deferred tax assets, a $4,024 current deferred tax liability and a long-term deferred tax liability of $30,374. Of this amount, $139,336 represents net domestic deferred tax assets related to future tax benefits. The Company’s deferred tax asset related to loss and credit carryforwards, net of valuation allowance is $80,316. This $80,316 includes net operating loss carryforwards and future deductions of $43,369 for U.S. federal tax purposes, which will begin expiring in 2021. This amount also includes minimum tax credits of $33,132, which do not expire, and other available carryforwards of $3,815, with various expiration dates.

The Company regularly assesses the realizability of the deferred tax assets to determine whether it is more likely than not that some portion of the deferred tax assets will not be realized. Valuation reserves are adjusted to reflect this assessment. The Company considers projected future taxable income, the length of the period during which the deferred tax asset can be utilized and tax planning strategies in making this assessment.

In 2003 the Company reduced its deferred tax valuation reserve by $14,534. This change in our estimate was mainly based on the 2003 amendment to the Total Family Protection Plan which eliminated $88,200 of

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

future obligations. Deferred tax assets of approximately $30,000 will be absorbed as the benefit associated with this decrease in future obligations is amortized over the next 9 years. In addition, $34,000 of additional taxable income will be generated by the guarantees from foreign subsidiaries discussed above. Management believes this additional future taxable income provides the capacity to reduce the deferred tax valuation reserve accordingly. In management’s judgment, the net deferred tax assets at December 31, 2003 are more likely than not to be realized.

Credit carryforwards and valuation allowances both decreased from 2002 principally due to the expiration of foreign tax credits and the valuation allowances previously established against those credits. Loss carryforwards increased from 2002 due to the generation of additional net operating loss carryforwards in 2003.

At December 31, 2003, the Company has $35,000 accrued for probable tax liabilities. This amount is recorded in income taxes payable.

The IRS has substantially completed audits of all years through 1999, and unresolved issues for the years 1994-1999 are currently under discussion with the Appeals Office of the IRS and the Competent Authority group of the U.S. Treasury Department. These unresolved issues generally include appropriateness of: expense allocations and royalty charges between U.S. and foreign jurisdictions, compensation excise tax assessments, certain carryback claims filed by the Company and the treatment of various business sale transactions undertaken by the Company during the period. The IRS has substantially completed the audit of tax years 2000-2001, and the results have been discussed and agreed upon by the Company. The years 2002 and 2003 remain open for examination.

The 2003 consolidated tax rate reflects the reversal of $3,997 of the aforementioned tax reserves. This reversal reflects the settlement of potential U.S. Federal, state and local tax matters, an adjustment of foreign tax credits available for future use, Canadian audit issues related to the divestiture of operating businesses in prior years and the settlement of other audit related tax issues offset by the utilization of available tax assets.

The Canada Revenue Agency is currently auditing the Company’s Canadian subsidiary for the period 1993-1994. The years 1995-2003 remain open for inspection and examination by various Canadian taxing authorities. Deposits have been made to offset any probable additional taxes related to the divestiture of Canadian operating businesses. Since 1995, the Company has divested its Foods, Consumer Adhesives, and wallcoverings businesses, all of which had operations in Canada.

The Company and some of its affiliates have historically operated in over forty states across the U.S. Since 1995, the Company has divested a significant number of its businesses and generated significant taxable gains from these sales and divestitures. The Company has also utilized certain affiliated legal entities for the purposes of licensing its intellectual properties to related and unrelated parties and for providing loans and other financing for operations. Reserves have been established to provide for probable additional tax liabilities related to these transactions. As the various state and city taxing jurisdictions continue with their audit/examination programs, and as the corresponding audit years are finalized at the U.S. federal audit level, the Company will adjust its reserves to reflect these settlements.

The Company has not recorded income taxes applicable to undistributed earnings of foreign subsidiaries that are permanently reinvested in foreign operations. Undistributed earnings permanently reinvested amounted to approximately $173,400 at December 31, 2003.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

12. Pension and Retirement Savings Plans

Most U.S. employees of the Company are covered under a non-contributory defined benefit plan (the “U.S. Plan”). The U.S. Plan provides benefits for salaried employees based on eligible compensation and years of credited service and for hourly employees based on years of credited service. Certain employees in other countries are covered under other contributory and non-contributory foreign defined benefit plans that, in the aggregate, are insignificant and are included in the data presented herein.

Following is a rollforward of the assets and benefit obligations of the Company’s defined benefit plans. The Company uses a September 30 measurement date for its plans.

	2003	2002
Change in Benefit Obligation
Benefit obligation at beginning of year	$263,364	$288,107
Service cost	2,316	3,844
Interest cost	15,228	19,148
Actuarial losses	12,038	4,693
Foreign currency exchange rate changes	1,165	84
Benefits paid	(34,403)	(28,942)
Plan amendments	—	330
Acquisitions/divestitures	(325)	—
Settlements/curtailments	(304)	(23,900)

	259,079	263,364

Change in Plan Assets
Fair value of plan assets at beginning of year	190,831	260,540
Actual return on plan assets	30,683	(18,000)
Foreign currency exchange rate changes	805	34
Employer contribution	1,770	1,099
Benefits paid	(34,403)	(28,942)
Settlements/curtailments	—	(23,900)

Fair value of plan assets at end of year	189,686	190,831

Plan assets less than benefit obligation	(69,393)	(72,533)
Unrecognized net actuarial loss	122,261	131,658
Unrecognized initial transition gain	21	13
Unrecognized prior service cost	1,348	2,534

Net amount recognized	$54,237	$61,672

Amounts recognized in the balance sheets, after reclassification of the prepaid pension asset to reflect a minimum pension liability adjustment, consist of:

	2003	2002
Accrued benefit liability	$(67,526)	$(70,216)
Intangible asset	1,348	2,504
Accumulated other comprehensive income	120,415	129,384

Net amount recognized	$54,237	$61,672

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The weighted average rates used to determine benefit obligations for the Company were as follows:

	2003	2002
Discount rate	5.8%	6.5%
Rate of increase in future compensation levels	4.0%	4.2%

The following summarizes defined benefit pension plans with an accumulated benefit obligation in excess of plan assets:

	2003	2002
Projected benefit obligation	$259,079	$263,364
Accumulated benefit obligation	256,972	259,655
Fair value of plan assets	189,686	190,831

While the Company reports the entire liability for the U.S. Plan, which is sponsored by the Company, its participants also include certain Foods’ former associates and Consumer Adhesives’ associates. Foods and Consumer Adhesives reimbursed the Company for the expense associated with their respective participants in the U.S. plan. Therefore, the tables summarizing the pension activities for the Company’s defined benefit pension plans include the liabilities and assets relating to these businesses. However, the expense table excludes the expense relating to Foods and Consumer Adhesives. Expense reimbursements received by the Company from Foods and Consumer Adhesives totaled $1,061, $1,012 and $952 for 2003, 2002 and 2001, respectively. The Company does not anticipate any future reimbursements from either Foods or Consumer Adhesives.

Following are the components of net pension expense recognized by the Company for the years ended December 31:

	2003	2002	2001
Service cost	$2,101	$3,602	$3,352
Interest cost on projected benefit obligation	14,803	16,727	18,701
Expected return on assets	(15,481)	(19,386)	(22,925)
Amortization of prior service cost	386	395	436
Amortization of initial transition asset	10	12	(122)
Recognized actuarial loss	7,116	4,102	3,706
Settlement/curtailment loss	411	13,600	16,300

Net pension expense	$9,346	$19,052	$19,448

The weighted average rates used to determine net pension expense for the Company were as follows:

	2003	2002	2001
Discount rate	6.5%	7.2%	7.7%
Rate of increase in future compensation levels	4.2%	4.5%	4.7%
Expected long-term rate of return on plan assets	8.2%	8.3%	8.7%

The 2003 curtailment loss includes a $710 charge for the U.S. Plan, partially offset by a curtailment gain of $299 on an international plan. During 2002, the Company recognized a settlement charge of $13,600 related to

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

lump sum payments made by the U.S. Plan. During 2001, the Company recorded settlement and curtailment charges of $10,700 relating to the partial settlement of U.S. Plan liabilities for Foods and an additional $5,600 settlement for other lump sum payments made by the U.S. Plan.

In determining the expected overall long-term rate of return on assets, the Company takes into account the rates on long-term debt investments held within the portfolio, as well as expected trends in the equity markets. Peer data and historical returns are also reviewed to confirm that the Company’s assumptions are reasonable.

The Company’s investment strategy for defined benefit pension plan assets is to maximize the long-term return on plan assets using a mix of equities and fixed income investments and accepting a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and expected timing of future cash flow requirements. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value and small and large capital investments. Investment risk and performance is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

Following is a summary of actual 2003 and 2002, at the measurement date, and target 2004 allocations of Plan assets by investment type:

	Actual		Target
	2003	2002	2004
Fixed income securities	49%	43%	40%
Equity securities	31%	32%	60%
Cash and short-term investments	20%	25%	—

	100%	100%	100%

The Company recently reviewed its target allocation of plan assets based on projections and expected timing of future benefit payments. Based on this review the Company has set a new allocation target in 2004 of 60% equities and 40% debt. The re-allocation process is expected to be completed by the end of the second quarter of 2004. The Company’s pension portfolio does not include any significant holdings in real estate.

The Company expects to make contributions totaling $870 to its defined benefit plans in 2004.

The Company has been informed by the IRS that cash balance plans may be required to be amended because of recent ERISA rulings that found some cash balance plans to be discriminatory. The IRS indicated that the U.S. Plan should continue to operate as currently designed until new guidance is available. There is insufficient information to assess any potential impact to the Company of the ERISA ruling at this time.

Most employees not covered by the Company’s U.S. and foreign defined benefit pension plans are covered by collective bargaining agreements, which are generally effective for five years. Under Federal pension law, there would be continuing liability to these pension trusts if the Company ceased all or most participation in any such trust, and under certain other specified conditions. The Consolidated Statements of Operations include charges of $472, $504 and $367 in 2003, 2002 and 2001, respectively, for payments to pension trusts on behalf of employees not covered by the Company’s plans.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The Company also provides a defined contribution plan to its U.S. employees (the “Retirement Savings Plan”). Eligible salaried and hourly employees may contribute up to 5% of their pay (7% for certain longer service salaried employees), as basic contributions to the plan. The Company contributes monthly to the plan an amount equal to at least 50% and up to 100% of basic contributions. The Company has the option to make additional contributions based upon financial performance. Charges to operations for matching contributions under the Retirement Savings Plan in 2003, 2002 and 2001 totaled $6,560, $5,647 and $5,289 respectively.

13. Non-Pension Postretirement Benefit

The Company provides certain health and life insurance benefits for eligible domestic and Canadian retirees and their dependents. The cost of postretirement benefits is accrued during employees’ working careers. Domestic participants who are not eligible for Medicare are generally provided with the same medical benefits as active employees. Until September 2003, participants who were eligible for Medicare were provided with supplemental benefits. In September 2003, the plan was amended, as is discussed below. Canadian participants are provided with supplemental benefits to the national healthcare plan in Canada. The domestic postretirement medical benefits are contributory; the Canadian medical benefits are non-contributory. The domestic and Canadian postretirement life insurance benefits are non-contributory. Benefits are funded on a pay-as-you-go basis.

In 2003, the Company amended its Total Family Protection Plan such that, effective September 1, 2003, medical benefits are no longer provided to the Company’s retirees and their dependents who are over age 65. The Company has made an arrangement with a major benefits provider to offer affected retirees and their dependents continued access to medical and prescription drug coverage, including coverage for pre-existing conditions. The Company is subsidizing a portion of the cost of coverage for affected retirees and dependents through December 2004 to assist retirees’ transition to alternative medical coverage. The Company has reserved the right to continue, terminate or reduce the subsidy provided to affected retirees and dependents in the future. This subsidy will be reviewed for periods after December 2004. As a result of these actions, based on current actuarial estimates and assumptions, the Company’s liability related to providing post retirement medical benefits has been reduced by approximately $88,000. The Company’s unrecognized prior service cost has been adjusted for the impact of the amendment, and the adjustment is being amortized over the estimated remaining years of service of approximately nine years.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) that provides several options for Medicare eligible participants and employers, including a federal subsidy to companies that elect to provide a retiree prescription drug benefit which is at least actuarially equivalent to Medicare Part D. The Act provides for a two-year transitional period to allow for, among other items, the possibility that companies may amend existing plans. There are significant uncertainties regarding the eventual regulations required to implement the Act, as well as the Act’s overall affect on plan participant’s coverage choices and the related impact on their health care costs. As such, the effects of the Act are not reflected in the accumulated postretirement benefit obligation as of December 31, 2003 or in the 2003 net periodic postretirement benefit cost. Once the regulations regarding the implementation of the Act and FASB’s authoritative guidance on the accounting for the federal subsidy is issued, the Company may be required to change its previously reported information. The Company is currently evaluating the provisions of the Act and its potential impact to the Company’s postretirement medical plans.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Following is a rollforward of the changes in the non-pension postretirement benefit obligations of the Company for the years ended December 31. The Company uses a measurement date of September 30.

	2003	2002
Change in Benefit Obligation
Benefit obligation at beginning of year	$131,609	$128,499
Service cost	72	64
Interest cost	3,938	8,822
Contributions by plan participants	2,176	2,797
Actuarial (gains) losses	(4,683)	5,240
Plan amendments	(88,168)	—
Benefits paid	(12,889)	(13,818)
Foreign Exchange	150	5

Benefits obligation at end of year	32,205	131,609

Unrecognized net actuarial gain	3,809	496
Unrecognized prior service benefit	86,830	7,214

Accrued postretirement obligation at end of year	$122,844	$139,319

The weighted average rates used to determine benefit obligations for the Company were as follows:

	2003	2002
Discount rate	5.8%	6.5%

The net postretirement (benefit) expense table excludes the expense related to Foods for 2002, as Foods reimbursed the Company $509 for the expense related to Foods’ participants in that year. Foods reimbursed the Company in 2001 to assume their remaining postretirement liability following the sale of its businesses.

Following are the components of net postretirement (benefit) expense recognized by the Company for 2003, 2002 and 2001:

	2003	2002	2001
Service cost	$72	$64	$44
Interest cost on projected benefit obligation	3,938	8,249	7,884
Amortization of prior service cost	(8,552)	(3,294)	(8,923)
Recognized actuarial gain	(122)	(1)	(523)
Settlement/curtailment gain	—	—	(487)

Net postretirement (benefit) expense	$(4,664)	$5,018	$(2,005)

The weighted average rates used to determine net postretirement (benefit) expense for the Company were as follows:

	2003	2002	2001
Discount rate	6.5%	7.3%	7.7%

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Following are the assumed health care cost trend rates at December 31, which are no longer significant due to the 2003 plan amendment.

	2003	2002
Health care cost trend rate assumed for next year—pre-age 65	5.25%	5.25%
Health care cost trend rate assumed for next year—post-age 65	7.75%	8.25%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.25%	5.25%
Year that the rate reaches the ultimate trend rate	2008	2008

A one-percentage-point change in the assumed health care cost trend rates would not have a material impact on the Company.

	1% increase	1% decrease
Effect on total service cost and interest cost components	$9	$(10)
Effect on postretirement benefit obligation	145	(150)

Also included in the Consolidated Balance Sheets at December 31, 2003 and 2002 are other postemployment benefit obligations of $5,879 and $6,065, respectively.

14. Shareholders’ Deficit

Common Stock and Warrants

The Company has 200,895,628 shares of $0.01 par value common stock issued and outstanding and 300,000,000 shares authorized. At December 31, 2003, management held a total of 1,920,634 common shares of the Company, including 1,587,301 shares of restricted stock granted during 2002, which become unrestricted on the third anniversary of the grant date. During 2002, the Company sold 333,333 shares to management at the estimated fair value of $2.25 per share. In 2002, the Company repurchased shares and retired warrants at amounts greater than fair market value and recognized compensation expense of $487.

Preferred Stock

The Company is authorized to issue up to 100,000,000 shares of Series A Preferred Stock. There were no shares outstanding in 2003 or 2002, and the Company currently has no plans to issue Preferred shares. In 2001, the Company had 24,574,751 shares of Preferred Stock issued to BHI. Each share had a liquidation preference of $25.00 and was entitled to cumulative dividends at an annual rate of 12% payable quarterly in arrears. BHI contributed all of the outstanding Preferred Stock of $620,922, including accumulated dividends of $6,553 to the Company as a capital contribution in 2001 (see Note 3). During 2001, the Company declared preferred stock cash dividends of $61,846.

Other Shareholders’ Equity

There were no common stock dividends declared in 2003 and 2002. The Company declared common stock cash dividends of $36,434 in 2001. The dividends were recorded as a charge to Paid-in capital to reflect a return of capital to BHI.

At December 31, 2003, the Company held $404,817 of notes receivable from BHI, which accrue interest at 12% per year, payable quarterly, and mature on September 29, 2005. The notes were received from affiliates as

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

proceeds from the 1996 sales of businesses and options to purchase businesses formerly owned by the Company. The Receivable from parent, reflected as a reduction in the Consolidated Statements of Shareholders’ Deficit, includes accrued interest of $107,277, $58,699 and $0 related to these notes receivable at December 31, 2003, 2002 and 2001. Paid-in capital includes the related net of tax interest income of $31,576, $38,154 and $24,674 for the years ended December 31, 2003, 2002 and 2001. In the Company’s 2001 Annual Report on Form 10-K, the Company expressed its intention to cancel this note receivable; therefore; a valuation allowance was placed on the accrued interest at that date. During 2002, the Company decided to defer canceling the note, reversed this valuation allowance and resumed accruing the related interest. Historically, BHI funded the payment of the interest on the note through common dividends received from the Company. BHI has not made a payment on the accrued interest, nor has the Company paid an associated dividend, since October 15, 2001.

Deferred compensation expense of $3,571, related to the restricted shares granted in 2002, is being amortized over the three-year vesting period. At December 31, 2003, the unamortized deferred compensation was $1,488.

Capital Contributions

Following is a summary of capital contributions received by the Company during 2003, 2002 and 2001:

	2003	2002	2001
Income tax benefits	$17,002	$20,890	$21,038
Non-compete agreement	5,000	—	—
Foods pension liability payment	4,300	—	—
Capital wind-down costs	—	3,550	—
Preferred stock and accumulated dividends	—	—	620,922
Cash contributions	—	—	17,000

	$26,302	$24,440	$658,960

BHI contributed tax benefits to the Company of $17,002, $20,890 and $21,038 during 2003, 2002 and 2001, respectively. The Company is included in BHI’s tax return, and the deductible interest expense on BHI’s notes payable reduces the Company’s tax liability.

BHI also made a $5,000 payment to the Company in 2003, relating to a non-compete agreement entered into by BHI with the third party purchaser of Consumer Adhesives, which was sold by BWHLLC in the fourth quarter of 2003. The Company does not currently market the product line disallowed under the agreement and has no plans to market such a product; therefore, there is no impact on the Company’s operations resulting from the non-compete agreement. This amount is reflected in Paid-in capital because BHI is a related party.

In the fourth quarter of 2003, Foods made a $4,300 payment to the Company related to the U.S. pension obligation retained upon the sale of Foods’ operations. This payment is reflected as a credit to Paid-in capital because it is a related party transaction.

During 2002, the Company also recorded a capital contribution from BHI of $3,550 (net of tax) related to the allocation of Capital wind-down costs to the Company, which the Company had no responsibility to fund. See Note 3.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Other Equity Transactions

In 2001, the Company recorded a pre-tax gain on the Consumer Adhesives Sale of $132,275, which was recorded in Paid-in capital. In 2002, the Company sold its remaining investment of a $110,000 note receivable from Consumer Adhesives for face value plus accrued interest. In 2003, the Company recorded an adjustment of $5,925 in Paid-in capital to reflect additional tax expense associated with the sale of the $110,000 note receivable. See Note 1.

The Corporate Reorganization resulted in the issuance of shares of common stock of the Company and warrants to purchase common stock to certain management members, in exchange for the shares they held in BCHI. This resulted in an increase to Paid-in capital of $1,236 in 2001, the value of the minority interest liability that represented their previous interest in BCHI.

The Company recorded net of tax minimum pension liability adjustments of $5,830, $(17,075) and $(66,580) for 2003, 2002 and 2001, respectively, relating to underfunded pension plans, which is included in accumulated other comprehensive income.

15. Stock Option Plans and Other Stock Based Compensation

Stock Options

The Company accounts for stock-based compensation under APB No. 25 and has adopted the disclosure-only provisions of SFAS No. 123 “Accounting for Stock-Based Compensation.” The Company has granted options under its Amended and Restated 1996 Stock Purchase and Option Plan for Key Employees (the “Option Plan”).

Following is a summary of option activity for the three years ended December 31, 2003:

	2003		2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding beginning of year	3,426,040	$3.59	6,871,380	$4.38	4,382,500	$5.43
Options exercised	—	—	—	—	—	—
Options granted	3,457,500	2.00	1,492,000	2.25	—	—
Option conversion	—	—	—	—	4,451,880	4.38
Options forfeited	(1,351,180)	4.30	(4,937,340)	4.28	(1,963,000)	5.09

Options outstanding end of year	5,532,360	$2.42	3,426,040	$3.59	6,871,380	$4.85

During the fourth quarter of 2003, options to purchase 3,457,500 shares, in the aggregate, were granted to key employees. The options generally ratably vest over five years, have an exercise price of $2.00 and were granted at their estimated fair value.

During 2002, options to purchase 1,492,000 shares, in the aggregate, were granted to key employees, including performance options to purchase 1,176,000 shares. The 2002 grants have an exercise price of $2.25 per share, based on estimated fair value. The performance options vest after the fifth anniversary of the grant date; however, vesting is accelerated upon the achievement of certain financial targets. As of December 31, 2003, none of these targets were achieved. The remaining options generally vest ratably over five years.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

From 1996 through 1999, BCHI issued stock options and sold equity to key management under the Option Plan (the “BCHI option grants”). The BCHI option grants had exercise prices between $5.00 and $7.50, the estimated fair values at the grant dates, and vested over five years. The outstanding BCHI option grants became options of the Company effective with the Corporate Reorganization in 2001 (see Note 3). The conversion of the BCHI option grant provided BCHI management with equivalent intrinsic value in the Company at the new measurement date; therefore no compensation expense was recorded. The strike prices of the converted options ranged from $4.13 to $5.00, which exceeds estimated fair market value. During 2003, all of the $4.13 options were cancelled upon the repurchase of the related shares from management. There are options to purchase 650,360 shares, in the aggregate, outstanding from the converted BCHI option grant, all with a $5.00 exercise price.

In accordance with FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation,” options granted under the Option Plan after July 1, 2001 require variable accounting. The expense relating to these options for 2003 and 2002 was $230 and $14, respectively.

To determine proforma compensation cost for the Option Plan according to SFAS No. 123 (see Note 2), the fair value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model with a risk-free weighted average interest rate of 2.91% for 2003 grants and 5.0% for 2002 grants and expected lives of five years for all grants. To determine compensation cost according to SFAS No. 123, the fair value of each option was estimated as of the measurement date using the Black-Scholes option-pricing model with a risk free weighted average interest rate of 4.37% and expected lives of five years.

As of December 31, 2003, there were 4,017,639 shares available for future grants.

At December 31, 2003, there were options to purchase 583,488 shares, in the aggregate, exercisable, with a range of exercise prices of $2.25 to $5.00, a weighted average exercise price of $4.70 and a weighted average remaining life of 3 years. At December 31, 2002, there were options to purchase 1,472,824 shares, in the aggregate, exercisable, with a range of exercise prices of $4.13 to $5.00, a weighted average exercise price of $4.51 and a weighted average remaining life of 4 years.

Unit Appreciation Rights

Certain current and former employees of the Company hold unit appreciation rights (“UARs”) in BWHLLC granted by the Company during the years 1996 - 2000. The UARs have a ten-year life, and all outstanding UARs are fully vested. The UARs are accounted for under the liability method as prescribed by APB No. 25, and any compensation expense incurred in conjunction with the UARs will be reflected in the Statements of Operations for the Company. In 2003, 2002 and 2001, the Company did not record any compensation expense attributable to the UARs. There were 1,157,732 UARs outstanding at December 31, 2003 and no UARs available for future grants.

16. Derivative Financial Instruments

At December 31, 2003, the Company had derivative liabilities of $1,007 classified as other current liabilities and derivative gains of $18 classified as other assets. As of December 31, 2002, the Company had derivative liabilities of $402 classified as other current liabilities and derivative gains of $16 classified as other assets. On January 1, 2001, the Company adopted SFAS No. 133 resulting in a pre-tax charge of $5,200 to accumulated other comprehensive income, as discussed in Note 8.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Interest Rate Swaps

The Company uses interest rate swaps to alter interest rate exposures between fixed and floating rates on certain long-term debt. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount.

Effective December 1, 2003, the Company entered into a $34,000 interest rate swap agreement structured for the Parish of Ascension IRBs (see Note 10). Under this agreement, the Company receives a fixed rate of 10% and pays a variable rate equal to the 6-month LIBOR plus 630 basis points. This was the Company’s only outstanding interest rate swap at December 31, 2003. The $24,286 swap outstanding at December 31, 2001 matured on December 1, 2002, and the Company realized a gain on the settlement of $1,722. The net impact of interest rate swaps was a decrease in the Company’s interest expense of $62 in 2003 and an increase in interest expense of $2,566 and $2,215 in 2002 and 2001, respectively. The 2003 year-end fair value of the $34,000 interest rate swap was a loss of $483.

The following table summarizes the weighted average interest rates for the swaps used by the Company. Variable rates change with market conditions and may vary significantly in the future.

	2003	2002	2001
Average rate paid	7.6%	13.7%	13.7%
Average rate received	10.0%	1.9%	4.5%

Foreign Exchange

International operations account for a significant portion of the Company’s revenue and operating income. It is the policy of the Company to reduce foreign currency cash flow exposure due to exchange rate fluctuations by hedging anticipated and firmly committed transactions wherever economically feasible. The Company enters into forward and option contracts to buy and sell foreign currencies only to reduce foreign exchange exposure and protect the U.S. dollar value of such transactions to the extent of the amount under contract. These contracts are designed to minimize the impact from foreign currency exchange on operating income and on certain balance sheet exposures.

Gains and losses arising from contracts are recognized on a quarterly basis through the Consolidated Statement of Operations (see Note 2). The Company does not hold or issue derivative financial instruments for trading purposes.

At December 31, 2003 and 2002, the Company had $44,300 and $60,079, respectively, of notional value of foreign currency exchange forward contracts outstanding. At December 31, 2003, the Company recorded a loss of $323 related to its foreign currency exchange forward contract outstanding. At December 31, 2002, the Company recorded a loss of $402 related to its foreign currency exchange forward contracts outstanding.

At December 31, 2003, the Company’s forward position of $44,300 was to sell British Pounds for U.S. Dollars at a rate of 1.7710. At December 31, 2002, the Company had forward positions to sell British Pounds for U.S. Dollars ($36,916) and Canadian Dollars ($23,163). The unsecured contracts mature within three months and are placed with financial institutions with investment grade credit ratings. The Company is exposed to credit loss in the event of non-performance by the other parties to the contracts. The Company evaluates the credit worthiness of the counterparties’ financial condition and does not expect default by the counterparties.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

At December 31, 2003, the Company had put options totaling $12,000 to sell Canadian Dollars to buy U.S. Dollars. The options expire within three months at varying dates and have a contract rate of 1.3600. The Company also is a party to call options held by financial institutions totaling $12,000 to buy Canadian Dollars with U.S. Dollars. The options expire within three months at varying dates and have contract rates that vary from 1.3040 to 1.3095. At December 31, 2003, the Company recorded a loss of $163 related to these options.

Option and Commodity Future Contracts

The Company is exposed to price fluctuations associated with raw materials purchases, most significantly with methanol, phenol and urea. For these commodity raw materials, the Company has purchase contracts, with periodic price adjustment provisions. The Company also adds to customer contracts selling price provisions that are indexed to publicly available indices for these commodity raw materials. The Board of Directors approves all commodity futures and commodity commitments.

Natural Gas Futures—The Company hedges a portion of natural gas purchases for North America. In March 2003, the Company entered into futures contracts with varying settlement dates through June 2004. The Company used futures contracts to hedge 69% of its 2003 North American natural gas usage. The contracts are settled for cash each month based on the closing market price on the last day the contract trades on the New York Mercantile Exchange. Obligations settled under these contracts totaled $4,866 and related losses were $224 in 2003. Remaining obligations outstanding under these contracts were $1,359 as of December 31, 2003.

The Company entered into similar futures contracts to hedge portions of its natural gas purchases in June 2001 with varying settlement dates through November 2002. Commitments settled under these contracts totaled $1,210 and $1,716 in 2002 and 2001, respectively, and related losses were $264 and $610 in 2002 and 2001, respectively. There were no remaining obligations under these contracts at December 31, 2002.

Gains and losses on commodity futures contracts are recognized each month as gas is used. Remaining obligations are marked to market on a quarterly basis. The Company recorded a loss of $20 at December 31, 2003 related to its natural gas futures contracts.

Natural Gas Commitments—In 2000, the Company entered into fixed rate, fixed quantity contracts to secure a portion of anticipated natural gas usage at certain of the Company’s facilities. The contracts were entered into to partially hedge the Company’s risk associated with natural gas price fluctuations in peak usage months through March 2003. Gas purchases under these contracts totaled $402, $671 and $853 in 2003, 2002 and 2001, respectively. These contracts covered approximately 75% of 2003 and 86% of 2002 natural gas usage during the periods of the contracts at those facilities. The Company had no natural gas commitments outstanding at December 31, 2003. The Company recorded a gain of $16 at December 31, 2002 for the difference between the fair value and carrying value of its remaining natural gas commitments.

17. Fair Value of Financial Instruments

The following table presents the carrying or notional amounts and fair values of the Company’s financial instruments at December 31, 2003 and 2002. The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair values are determined from quoted market prices where available or based on other similar financial instruments.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and other accruals are considered reasonable estimates of their fair values. The carrying value of the loans payable to affiliates approximates fair values, as management believes the loans bear interest at market interest rates.

The following table includes the carrying and fair values of the Company’s financial instruments.

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Nonderivatives
Liabilities
Debt	$538,133	$503,630	$526,066	$345,048

	Notional Amount	Fair Value Gain (Loss)	Notional Amount	Fair Value (Loss) Gain
Derivatives relating to:
Foreign currency contracts	$44,300	$(323)	$60,079	$(402)
Interest rate swaps	34,000	(483)	—	—
Call options	12,000	(181)	—	—
Put options	12,000	18	—	—
Natural gas futures	1,359	(20)	—	—
Natural gas commitments	—	—	402	16

18. Supplemental Information

	2003	2002	2001
Depreciation	$45,811	$46,392	$53,996
Amortization	1,508	1,555	5,365
Research and Development	17,998	19,879	21,210

19. Segment and Geographic Data

In previous documents filed with the SEC Adjusted EBITDA was the description used in our segment footnote to describe our segment performance measure. For purposes of this document we have described our segment performance measure as “Segment EBITDA.” We intend to use the term Segment EBITDA to measure segment performance in future SEC documents.

The Company consists of three reportable segments: North American Forest Products, North American Performance Resins Group and International. Consolidated results also include Corporate and other and Divested business, which are reported separately. The product lines included in the North American Forest Products segment are formaldehyde and forest products resins. The key business drivers in the North American Forest Products segment are housing starts, furniture demand, panel production capacity and chemical sector operating conditions. The North American Performance Resins Group includes oil field, foundry and specialty resins. In the North American Performance Resins Group segment, the key business drivers are housing starts, auto builds, active gas drilling rigs and the general industrial sector. The International segment consists of operations in Europe, Latin America and Asia Pacific. Principal countries of operation are the U.K., Brazil, Australia and Malaysia. Product lines include formaldehyde, forest products and performance resins and consumer products. In

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

the International segment, the key business drivers are export levels, panel production capacity, housing starts, furniture demand and the local political environment. Corporate and other represents general and administrative expenses and income and expenses related to liabilities retained from businesses sold in previous years. Divested business includes Melamine, which was impaired in 2001, closed in early 2002 and subsequently sold in 2003. Operating results subsequent to the closure date represent revenue from the sale of inventory.

Operating Segments:

Following is a comparison of net sales; sales by product line; depreciation and amortization; earnings before interest, taxes, depreciation and amortization adjusted for business realignment, impairments, non-operating income (expense) and certain other operating income (expense) items (“Segment EBITDA”); total assets and capital expenditures for the reportable business segments, Corporate and other and Divested business of the Company for the years ended December 31, 2003, 2002 and 2001. Segment EBITDA information is presented with the Company’s segment disclosures because it is the measure used by the Company’s chief operating decision maker to evaluate operating results and allocate capital resources:

Sales to Unaffiliated Customers:

	2003	2002	2001
North American Forest Products	$755,767	$634,619	$656,694
North American Performance Resins	364,347	340,791	409,081
International	314,693	264,541	282,629
Divested business	6	7,934	23,737

Total	$1,434,813	$1,247,885	$1,372,141

Sales by Product Line:

	2003	2002	2001
Forest products resins	$704,930	$598,835	$612,638
Formaldehyde	242,774	185,102	189,111
Specialty resins	226,161	211,233	268,087
Foundry resins	137,481	143,419	140,088
Oil field products	86,487	60,598	85,224
International consumer products	31,050	34,957	46,252
Melamine	6	7,934	23,737
Other	5,924	5,807	7,004

Total	$1,434,813	$1,247,885	$1,372,141

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Depreciation and Amortization Expense:

	2003	2002	2001
North American Forest Products	$19,953	$19,259	$19,950
North American Performance Resins	10,209	9,929	11,314
International	11,089	10,305	11,766
Corporate and other	6,068	8,454	9,021
Divested business	—	—	7,310

Total	$47,319	$47,947	$59,361

Segment EBITDA:

	2003	2002	2001
North American Forest Products	$92,548	$92,918	$101,655
North American Performance Resins	46,661	45,127	74,321
International	32,250	28,630	17,595
Corporate and other	(43,713)	(44,949)	(54,356)

Total	$127,746	$121,726	$139,215

Total Assets at Year End:

	2003	2002	2001
North American Forest Products	$400,950	$329,574	$319,846
North American Performance Resins	202,482	205,385	211,477
International	252,303	204,777	247,380
Corporate and other	138,131	271,811	329,280
Divested business	—	233	15,295

Total	$993,866	$1,011,780	$1,123,278

Capital Expenditures:

	2003	2002	2001
North American Forest Products	$21,726	$17,322	$9,791
North American Performance Resins	9,830	13,744	11,577
International	8,708	5,691	15,660
Corporate and other	1,556	2,016	5,016
Divested business	—	—	604
Discontinued operations	—	—	4,760

Total	$41,820	$38,773	$47,408

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The Company reports and manages its business through three operating segments which do cross geographic boundaries. The following tables reflect sales and long-lived assets by major geographic area:

Sales to Unaffiliated Customers:(1)

	2003	2002	2001
United States	$901,018	$812,667	$908,427
Canada	219,102	170,677	181,085
United Kingdom	121,893	105,595	114,641
Other International	192,800	158,946	167,988

Total	$1,434,813	$1,247,885	$1,372,141

(1)	For purposes of geographic disclosures, sales are attributed to the country in which individual business locations reside.

Long-Lived Assets:(2)

	2003	2002	2001
United States	$265,963	$277,349	$283,423
Canada	63,109	51,042	60,744
United Kingdom	77,769	76,377	73,460
Other International	42,043	34,970	39,930

Total	$448,884	$439,738	$457,557

(2)	Long-lived assets include property, plant and equipment, net of accumulated depreciation.

Reconciliation of Segment EBITDA to Income (Loss) from Continuing Operations Before Income Tax:

Segment EBITDA:

	2003	2002	2001
North American Forest Products	$92,548	$92,918	$101,655
North American Performance Resins	46,661	45,127	74,321
International	32,250	28,630	17,595
Corporate and other	(43,713)	(44,949)	(54,356)

Reconciliation:

Depreciation and Amortization	(47,319)	(47,947)	(59,361)
Adjustments to Segment EBITDA (described below)	(13,885)	(40,071)	(155,349)
Interest expense	(46,138)	(47,315)	(51,613)
Affiliated interest expense, net	(558)	(1,402)	(11,488)
Other non-operating (expense) income	(1,529)	5,989	(1,841)
Investment write-down and other charges	—	—	(27,000)

Income (loss) from continuing operations before income tax	$18,317	$(9,020)	$(167,437)

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Adjustments To Segment EBITDA

The following items are not included in Segment EBITDA reviewed by the Company’s chief operating decision maker to evaluate operating results and allocate capital resources:

Year Ended December 31, 2003	Plant Closure(1)	Severance	Impairment		Other		Total
North American Forest Products	$(932)	$(1,125)	$—		$(90	)(2)	$(2,147)
North American Performance Resins	94	(397)	(1,000	)(3)	—		(1,303)
International	(7,720)	(643)	(2,183	)(4)	11,692	(5)	1,146
Corporate and other	(146)	(4,672)	—		(8,732	)(2)	(13,550)
Divested business(6)	1,716	—	—		253		1,969

Total	$(6,988)	$(6,837)	$(3,183)		$3,123		$(13,885)

(1)	Plant closure costs include fixed asset write-offs, plant employee severance and demolition, environmental and other related costs.
(2)	Primarily represents a charge of $5,929 related to tentative legal settlements with BCPM Liquidating and BCP Liquidating (see Note 22) and severance expense included in general and administrative expense, incurred by the Company for positions to be replaced.
(3)	Represents a reduction in estimated net realizable value of a facility held for sale.
(4)	Represents fixed asset and goodwill impairments related to various international locations.
(5)	Represents a gain on the sale of land associated with a closed plant in the U.K.
(6)	Represents gains recognized related to the closure and subsequent sale of Melamine.

Year Ended December 31, 2002	Plant Closure(1)	Severance	Impairment		Other		Total
North American Forest Products	$(1,107)	$(250)	$—		$—		$(1,357)
North American Performance Resins	(1,950)	(102)	(1,040	)(2)	—		(3,092)
International	(2,844)	(795)	(5,275	)(3)	2,465	(4)	(6,449)
Corporate and other	—	(2,118)	—		(19,850	)(5)	(21,968)
Divested business(6)	(6,683)	—	—		(522)		(7,205)

Total	$(12,584)	$(3,265)	$(6,315)		$(17,907)		$(40,071)

(1)	Plant closure costs include fixed asset write-offs, plant employee severance and demolition, environmental and other related costs.
(2)	Represents a reduction in estimated net realizable value of a facility held for sale.
(3)	Represents fixed asset impairments at various international manufacturing facilities.
(4)	Represents a gain on the sale of land associated with a closed plant in Spain.
(5)	Primarily represents a pension settlement charge of $13,600, included in general and administrative expense, and an additional management fee of $5,500 related to the wind down of Capital, included in other operating expense.
(6)	Represents expenses incurred related to the closure of Melamine.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Year Ended December 31, 2001	Plant Closure(1)	Severance	Impairment		Other		Total
North American Forest Products	$(6,573)	$(2,080)	$—		$10,507	(2)	$1,854
North American Performance Resins	2,433	(2,632)	(2,885	)(3)	—		(3,084)
International	(20,020)	(179)	—		(2,303	)(4)	(22,502)
Corporate and other	875	(7,691)	—		(37,202	)(5)	(44,018)
Divested business	—	—	(98,163	)(6)	10,564	(7)	(87,599)

Total	$(23,285)	$(12,582)	$(101,048)		$(18,434)		$(155,349)

(1)	Plant closure costs include fixed asset write-offs, plant employee severance and demolition, environmental, and other related costs.
(2)	Represents a gain on the sale of land associated with a closed domestic plant.
(3)	Represents a charge related to a plant facility for which construction was discontinued in 2001.
(4)	Represents a loss incurred on the divestiture of the Company’s operations in Ecuador.
(5)	Primarily represents a charge for environmental remediation of $19,028 related to a formerly owned business and a pension settlement charge of $15,813.
(6)	Represents a charge related to the shut-down of Melamine including the write-down of fixed assets ($62,527), spare parts ($2,935) and goodwill ($32,701).
(7)	Represents earnings generated by Melamine, which was closed in 2002.

20. Related Party Transactions

Financing and Investing Arrangements

The Company and HAI had separate borrowing arrangements with Foods, evidenced by demand promissory notes bearing interest at variable rates. These loans are reported as Loans payable to affiliates on the Consolidated Balance Sheets and totaled $18,260 and $84,680 at December 31, 2003 and 2002, respectively. Following the termination of the Company’s uncommitted LOC facility in 2003 (see Note 10), the Company (excluding HAI) is limited to borrowing up to $30,000 from affiliates. Of the total loans outstanding, $12,260 and $84,680 was owed by the Company at each respective year-end. HAI owed $6,000 at December 31, 2003 and had $4,000 available for additional borrowings. Interest rates ranged from 1.0% to 4.75%, and interest expense totaled $558, $1,857 and $9,460 for the years ended December 31, 2003, 2002 and 2001, respectively. In early 2004, the Company entered into a similar borrowing agreement with BWHLLC and cancelled its arrangement with Foods. In early 2004, HAI obtained a $20,000 credit facility with an external bank and terminated its affiliated borrowing arrangement (see Note 10).

The Company holds a $404,817 note receivable ($512,094 including accrued interest) from BHI, which is accounted for as a reduction of equity. The Company accrues interest quarterly on the note receivable in Paid-in capital. Historically, BHI funded the interest due on the note through common dividends received from the Company. However, quarterly interest has not been paid, nor an associated dividend declared, since October 15, 2001. See Note 14.

The Company had a note payable to BCPM for $34,181 that was settled in the first quarter of 2002. The Company accrued $151 and $2,502 of interest expense for the years ended December 31, 2002 and 2001, respectively, related to this note. The Company settled in full this note payable by making cash payments of $31,581 and $2,600 of certain set-offs asserted by the Company against amounts due under this note. BCPM acknowledged the validity and enforceability of the set-offs. The Company waived the right to assert other set-offs, and BCPM and the Company exchanged mutual releases with respect to this note. A committee comprised

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

solely of independent directors of BCPM, represented and advised by separate and independent counsel, reviewed and agreed to the above provisions.

At December 31, 2001, the Company had a $110,000 preferred stock investment in Consumer Adhesives. The preferred stock was redeemed in 2002 for a $110,000 note receivable from Consumer Adhesives which was subsequently sold to BHI for cash proceeds of $110,000 plus accrued interest of $455. In 2003, the Company recognized an income tax charge of $5,925 related to the sale of the note receivable to BHI. Consistent with the gain on the Consumer Adhesives Sale, this income tax charge was recorded in Paid-in capital due to the affiliated nature of the transaction.

As a guarantor of the Company’s debt, Foods received an annual fee from the Company of $1,050 in 2001. Under the terms of the guarantee agreement between Foods and the Company, Foods was automatically released from its obligation to guarantee the payment of the Company’s outstanding publicly-held debt upon Foods being released from its obligation to guarantee the payment of amounts due under the Company’s $250,000 Credit Agreement that expired in 2002.

The Company also had net affiliate interest income relating to other affiliates of $474 for the year ended December 31, 2001.

Administrative Service, Management and Consulting Arrangements

Commencing in 2003, certain management, consulting and board services previously provided to the Company by Capital (see below) were assumed by the Company, while other such services were assumed by KKR. During the year ended December 31, 2003, the Company recorded $3,000 for the fixed fee due to KKR under this arrangement. During the year ended December 31, 2002, the Company recorded $9,000 for the management fee to Capital.

During 2002, Capital provided management, consulting and board services to the Company, and the Company provided certain administrative services to Capital. Capital charged the Company an annual fee of $9,000, payable quarterly in arrears, which represented the net amount of Capital’s services less the Company’s fee for providing administrative services to Capital. During 2002, BHI made a decision to cease the operations of Capital by the end of the first quarter of 2003. This decision resulted in the immediate recognition by Capital of incremental expenses and liabilities related primarily to severance and rent obligations. These incremental expenses are the legal obligation of Capital and will be funded by Capital. The Company’s share of Capital’s incremental costs was $5,500 and was recognized by the Company as an additional management fee in 2002. Since the Company was not responsible for settling these liabilities, the offset to the charge was recorded as a capital contribution of $3,550 (the liability net of tax) to the Company from BHI.

Prior to the Corporate Reorganization in 2001, KKR rendered management, consulting and board services to the Company for an annual fee of $10,000, payable quarterly in arrears. The 2001 fee through the date of the Corporate Reorganization was $9,167. Effective with the Corporate Reorganization, Capital began providing services to the Company, as described above. Charges incurred for these services in 2001, subsequent to the Corporate Reorganization, were $750.

The Company incurred certain costs on Capital’s behalf and was reimbursed by Capital for 100% of these costs. Included in accounts receivable from affiliates at December 31, 2002 was $2,298 for these expenses.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

The Company provides administrative services to Foods. Fees received for these services totaled $50, $120 and $1,000 for the years ended December 31, 2003, 2002 and 2001, respectively. In addition, the Company pays certain costs on behalf of Foods and is reimbursed by Foods for 100% of these costs. Included in accounts receivable from affiliates at December 31, 2002 was $1,375 related to these costs.

The Company provides certain administrative services to BWHLLC and other affiliates under a service agreement commencing on January 1, 2003. During the year ended December 31, 2003, the Company charged BWHLLC $540 for such services.

In 2001, the Company rendered management, consulting and financial services to WKI for an annual fee of $2,500 based on WKI reaching certain operating criteria. In addition, WKI also reimbursed the Company for certain expenses paid on its behalf. In November 2001, Capital purchased the management fee receivable of $1,667 from the Company plus receivables for expenses paid on WKI’s behalf in the amount of $1,927. Total fees received under this arrangement were $0 for 2001.

Other Transactions and Arrangements

The Company utilizes Willis Group Holdings, Ltd. (“Willis”), an entity controlled by KKR, as its insurance broker. As of December 31, 2003, and 2002, the Company had paid $429 and $241, respectively, to Willis for their services.

Capital contributions to the Company totaled $26,302, $24,440 and $658,960 for the years ended December 31, 2003, 2002 and 2001, respectively (see Note 14).

The Company and Consumer Adhesives were parties to a tax sharing agreement for periods prior to the Consumer Adhesives Sale. Under this agreement, Consumer Adhesives paid income taxes to the Company as if Consumer Adhesives filed stand-alone Federal and state income tax returns. At December 31, 2002, Consumer Adhesives had no remaining liability to the Company for any unpaid Federal or state income tax.

During 2001, the Company received payment of $11,802 from Foods for its calculated portion of the Company’s net pension liability. In the fourth quarter of 2001, the Company received $12,302 from Foods to assume the liability for payment of claims made under essentially all of Foods’ employee benefit plans.

The Corporate Reorganization included certain financial transactions between the Company and BHI (see Note 3).

21. Guarantees and Indemnifications

Standard Guarantees / Indemnifications

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for, among other things, breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property and (iv) long-term supply agreements. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements and (iv) vendors or customers in long-term supply agreements.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

These parties may also be indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Additionally, in connection with the sale of assets and the divestiture of businesses, the Company may agree to indemnify the buyer with respect to liabilities related to the pre-closing operations of the assets or businesses sold. Indemnities related to pre-closing operations generally include tax liabilities, environmental liabilities and employee benefit liabilities not assumed by the buyer in the transaction.

Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to the Company, but simply serve to protect the buyer from potential liability associated with the Company’s existing obligations at the time of sale. As with any liability, the Company has accrued for those pre-closing obligations that are considered probable and reasonably estimable. Amounts recorded are not significant at December 31, 2003.

While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). With respect to certain of the aforementioned guarantees, the Company has limited reimbursement agreements from affiliates or maintains limited insurance coverage that mitigates potential payments to be made. There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not predictable.

In addition the Company has agreed to indemnify KKR for any claims resulting from its services to the Company and its affiliates. The indemnification does not expire and the Company is not able to determine a maximum exposure under the agreement. However, the Company does have an indemnification agreement from BHI for any amounts that it must pay under the KKR indemnity relating to WKI.

The Company has not entered into any significant agreement subsequent to January 1, 2003 that would require it, as a guarantor, to recognize a liability for the fair value of obligations it has undertaken in issuing the guarantee.

Subsidiary Guarantees

The Company guarantees the bank debt of one of its Brazilian subsidiaries at Banco Itau S.A. up to a maximum U.S. equivalent of $6,700. In addition, the Company guarantees the open payables of certain subsidiaries related to the purchase of raw materials.

In connection with the conversion of the $34,000 Parish of Ascension IRBs to a fixed rate, the Company’s Canadian and U.K. subsidiaries have guaranteed the Company’s IRBs.

Contingent Purchase Consideration

The Fentak acquisition agreement includes a contingent purchase consideration provision based on achievement of certain targeted earnings before interest and taxes. Maximum annual payments are AU$600 for the period 2004-2006.

In connection with the acquisition of assets from SEACO, the Company agreed to pay a royalty fee to the seller based on sales levels to existing regular customers of the business as of the closing date. To the extent that annual sales exceed targeted levels, the Company is obligated to pay up to $300 per year, for a five-year period.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Warranties

The Company does not make express warranties on its products, other than that they comply with the Company’s specifications; therefore, the Company does not record a warranty liability. Adjustments for product quality claims are not material and are charged against sales revenues.

22. Commitments and Contingencies

Environmental Matters

Because the Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials, the Company is subject to extensive environmental regulation at the Federal and state level and is exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Accruals for environmental matters are recorded following the guidelines of Statement of Position 96-1, “Environmental Remediation Liabilities,” when it is probable that a liability has been incurred and the amount of the liability can be estimated. Environmental accruals are reviewed on an interim basis and as events and developments warrant. Based on management’s estimates, which are determined through historical experience, the Company has recorded liabilities, relating to 55 locations, of approximately $38,600 and $44,000 at December 31, 2003 and 2002, respectively, for all probable environmental remediation, indemnification and restoration liabilities. These amounts include estimates of unasserted claims the Company believes are probable of loss and reasonably estimable. Based on the factors discussed below and currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $24,200 to $73,600, in the aggregate, at December 31, 2003. This estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based, and in order to establish the upper end of such range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. The Company has not taken into consideration insurance coverage or any anticipated recoveries from other third parties in determining the liability or range of possible outcomes. The Company’s current insurance coverage provides very limited, if any, coverage for environmental matters.

Following is a more detailed discussion of the Company’s environmental liabilities and related assumptions:

BCP Geismar Site—The Company formerly owned a basic chemicals and polyvinyl chloride business which was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. The Company retained a 1% interest and the general partner interest, which were held by its subsidiary, BCPM. The Company also retained the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among the Company, BCPOLP, BCPM, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, the Company agreed to perform certain of BCPOLP’s obligations with respect to environmental conditions at BCPOLP’s Geismar, Louisiana site. These obligations are related to soil and groundwater contamination at the Geismar site. The Company bears the sole responsibility for these obligations, as there are no other potentially responsible parties (“PRPs”) or third parties from which the Company can seek reimbursement, and no additional insurance recoveries are expected.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

A groundwater pump and treat system for the removal of contaminants is operational, and preliminary natural attenuation studies are proceeding. The Company has performed extensive soil and groundwater testing. Regulatory agencies are reviewing the current findings and remediation efforts. If closure procedures and remediation systems prove inadequate, or if additional contamination is discovered, this could result in the costs approaching the higher end of the range of possible outcomes discussed below.

The Company has recorded a liability of approximately $21,600 and $25,300 at December 31, 2003 and 2002, respectively, related to the BCP Geismar site. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with this site may fall within a range of $13,500 to $33,100, depending upon the factors discussed above. Due to the long-term nature of the project, the reliability of timing and estimability of remediation payments, this liability was recorded at its net present value, assuming a 3% discount rate and a time period of thirty years and the range of possible outcomes is discounted similarly. The undiscounted liability is approximately $33,400 over thirty years.

Following are expected payments for each of the next five years, and a reconciliation of the expected aggregate payments to the liability reflected at December 31, 2003:

2004	$2,500
2005	1,100
2006	1,700
2007	1,500
2008	700
Remaining aggregate payments	25,900

Total undiscounted liability	33,400
Less: discount to net present value	(11,800)

Liability per Consolidated Balance Sheet	$21,600

Superfund Sites / Offsite Landfills—The Company is currently involved in environmental remediation activities at 25 sites in which it has been notified that it is, or may be, a PRP under the United States Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) or similar state “superfund” laws. The Company has recorded liabilities of approximately $7,600 and $7,000 at December 31, 2003 and 2002, respectively, related to these sites. The Company anticipates approximately half of this liability will be paid within the next five years, with the remaining payments occurring over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites, and therefore, has little control over the costs and timing of cash flows. At 16 sites, the Company’s share is less than 1%. At the remaining 9 sites, the Company has a share of up to 8.8% of the total liability which accounts for $6,400 and $5,700 of the total amount reserved for superfund / offsite landfill sites at December 31, 2003 and 2002, respectively. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may be as low as $4,700 or as high as $15,600, in the aggregate. In estimating both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The range of possible outcomes also takes into account the maturity of each project, which results in a more narrow range as the project progresses. The Company’s ultimate liability will depend on many factors including its volumetric share of waste, the financial viability of other PRPs, the remediation methods and technology used and the amount of time necessary to accomplish remediation.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Sites Under Current Ownership—The Company is conducting environmental remediation at 7 locations currently owned by the Company, of which 4 sites are no longer operating. There are no other parties responsible for remediation at these sites. Much of the remediation is being performed by the Company on a voluntary basis; therefore, the Company has greater control over the costs to be incurred and the timing of cash flows. The Company has accrued approximately $5,200 and $4,700 at December 31, 2003 and 2002, respectively, for remediation and restoration liabilities at these locations. The Company anticipates approximately $3,100 of these liabilities will be paid within the next three years, with the remaining amounts being paid over the next ten years. Approximately $3,500 of these reserves is included in the Company’s business realignment reserve, as the environmental clean up is being handled in conjunction with planned closure of the location (see Note 6). Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $3,500 to $13,500, in the aggregate. The factors influencing the ultimate outcome include the methods of remediation to be elected, the conclusions and assessment of site studies remaining to be completed and the time period required to complete the work.

Other Sites—The Company is conducting environmental remediation at 10 locations formerly owned by the Company. The Company has accrued approximately $2,400 and $5,300 at December 31, 2003 and 2002, respectively, for remediation and restoration liabilities at these locations. The Company anticipates cash outflows of approximately $2,000 within the next three years, with the remainder occurring over the next ten years. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $1,700 to $9,100, in the aggregate. The primary drivers in determining the final costs to the Company on these matters are the method of remediation selected and the level of participation of third parties.

In addition, the Company is responsible for 11 sites that require monitoring where no additional remediation is expected and has also established accruals for other related costs, such as fines and penalties. The Company has accrued approximately $1,800 and $1,700 at December 31, 2003 and 2002, respectively, related to these sites. Payment of these liabilities is anticipated to occur over the next ten years. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $800 and $2,300, in the aggregate. The ultimate cost to the Company will be influenced by any variations in projected monitoring periods or by findings that are better or worse than anticipated findings.

From the late 1960’s until 1980, the Company operated a phosphate processing site on leased property in Manatee County, Florida. In 1980, the Company sold these operations. The Company and another former owner have each received a demand for $112 from the U.S. Environmental Protection Agency relating to oversight costs incurred when the site was abandoned by its current owner, and the Company is disputing the charge. The Company is aware that state and Federal environmental agencies have taken measures to prevent the off-site release of water from rainfall that accumulated in the drainage ditches and lagoons surrounding the gypsum piles located on the site. At this time, although it is reasonably possible some costs could be incurred related to this site, the Company has inadequate information to enable it to estimate a potential range of liability relating to this site.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Non-Environmental Legal Matters

Following is a discussion of non-environmental legal proceedings that are not in the ordinary course of business:

Imperial Home Décor Group—In 1998, pursuant to a merger and recapitalization transaction sponsored by The Blackstone Group (“Blackstone”) and financed by Chase Manhattan Bank (“Chase”), Borden Decorative Products Holdings, Inc. (“BDPH”), a wholly owned subsidiary of the Company, was acquired by Blackstone and subsequently merged with Imperial Wallcoverings to create Imperial Home Décor Group (“IHDG”). Blackstone provided $84,500 in equity, and Chase provided $295,000 in senior financing. The Company received approximately $309,000 in cash and 11% of IHDG common stock for its interest in BDPH at the closing of the merger. On January 5, 2000, IHDG filed for reorganization under Chapter 11 of the U. S. Bankruptcy Code. The IHDG Litigation Trust (the “Trust”) was created pursuant to the plan of reorganization in the IHDG bankruptcy to pursue preference and other avoidance claims on behalf of the unsecured creditors of IHDG. In November 2001, the Trust filed a lawsuit against the Company and certain of its affiliates seeking to have the IHDG recapitalization transaction voided as a fraudulent conveyance and asking for a judgment to be entered against the Company for $314,400 plus interest, costs and attorney fees. Discovery is proceeding in the case with a cut-off currently scheduled for November 2004. The parties are discussing alternatives to litigation.

The Company has accrued legal expenses for scheduled depositions related to this matter. To the extent that additional depositions or legal work is required, legal defense costs will increase. The Company has not recorded a liability for any potential losses because a loss is not considered probable based on current information. The Company believes it has strong defenses to the Trust’s allegations and intends to defend the case vigorously if a satisfactory alternative to litigation is not reached. While it is reasonably possible the resolution of this matter may result in a loss to the Company, due to the many variables involved, management is not able to estimate the range of possible outcomes at this time.

Subsidiary Bankruptcy—The Company’s former subsidiary, BCPM, filed for protection under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware on March 22, 2002. BCPM served as the general partner and held a 1% interest in BCPOLP, which was created in November 1987 and operated as a commodity chemicals producer. On April 3, 2001, BCPOLP filed for protection under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware. On February 5, 2003, the U.S. Bankruptcy Court approved a Joint Plan of Liquidation for BCPOLP and BCPM which provided for the transfer of the remaining assets of both entities, including preference, avoidance and other claims against third parties (including the Company) to separate liquidating entities for liquidation and distribution to their creditors. The transfer of the remaining assets of both entities to the liquidating agents was effective March 13, 2003. The Company’s ownership interest in BCPM was extinguished, and no distributions from BCPM to the Company are anticipated.

On March 19, 2004, BCPM Liquidating LLC (“BCPM Liquidating”), the successor in interest to BCPM, and the Company reached a tentative agreement providing for the settlement of all claims for a payment by the Company of $6,000. The Company has entered into an Agreement with BCPM Liquidating extending the period within which either party may file claims against the other until May 14, 2004, during which period the terms of the settlement agreement will be finalized and submitted to the bankruptcy court for approval.

In addition, on March 19, 2004, the Company and BCP Liquidating LLC (“BCP Liquidating”), the successor in interest to BCP, also reached a tentative agreement providing for the settlement of all claims for

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

a payment by the Company of $1,050. The Company has entered into an Agreement with BCP Liquidating extending the period within which either party may file claims against the other until June 15, 2004, during which period the terms of the settlement agreement will be finalized and submitted to the bankruptcy court for approval.

The Company recorded expense of $5,929 in other operating expense at December 31, 2003 relating to these settlements. No assurance can be given that these settlements will be finalized and approved, and absent such approval, these and other claims could be filed against the Company.

Brazil Tax Claim—In 1992, the State of Sao Paolo Tax Bureau issued an assessment against the Company’s primary Brazilian subsidiary claiming that excise taxes were owed on certain intercompany loans made for centralized cash management purposes, characterized by the Tax Bureau as intercompany sales. Since that time, management and the Tax Bureau have held discussions, and the subsidiary has filed an administrative appeal seeking cancellation of the assessment. In December 2001, the Administrative Court upheld the assessment in the amount of R$52,000, or approximately US$18,000, including tax, penalties, monetary correction and interest. In September 2002, the subsidiary filed a second appeal with the highest level administrative court, again seeking cancellation of the assessment. The Company believes it has a strong defense against the assessment and will pursue the appeal vigorously; however, no assurance can be given that the assessment will not be upheld. At this time the Company does not believe a loss is probable; therefore, only related legal fees have been accrued. Reasonably possible losses to the Company on the resolution of this matter range from zero to $18,000.

HAI Grand Jury Investigation—HAI, a joint venture in which the Company has a 75% interest, received a grand jury subpoena dated November 5, 2003 from the U.S. Department of Justice Antitrust Division relating to a Foundry Resins Grand Jury investigation. HAI has provided documentation in response to the subpoena, is cooperating with the Department of Justice and has heard nothing further.

In addition to this discussion of specific non-environmental legal matters, the Company is involved in various product liability, commercial and employment litigation and other legal proceedings which are considered to be in the ordinary course of the Company’s business. There has been increased publicity about asbestos liabilities faced by manufacturing companies. As a result of the bankruptcies of many asbestos producers, plaintiff’s attorneys are increasing their focus on peripheral defendants, including the Company. The Company does not believe it has a material asbestos exposure and believes it has adequate reserves and insurance. The Company has reserved approximately $24,000 and $10,800 at December 31, 2003 and 2002, respectively, relating to all non-environmental legal matters for legal defense and settlement costs that it believes are probable and estimable at this time.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

23. Quarterly Financial Data (Unaudited)

The following represents Quarterly Financial Data for the Company:

2003 Quarters	First	Second	Third	Fourth
Net sales	$349,288	$370,763	$358,281	$356,481
Gross margin	65,834	72,749	74,390	73,321
Business realignment expense (income) & impairments	1,296	125	(8,806)	12,133
(Loss) income from continuing operations	(3,405)	20,150	11,053	(4,822)
Net (loss) income	(3,405)	20,150	11,053	(4,822)
Net (loss) income applicable to common stock	(3,405)	20,150	11,053	(4,822)

Basic and diluted, per share of common stock:
(Loss) income from continuing operations	$(0.02)	$0.10	$0.06	$(0.02)
Net (loss) income applicable to common stock—basic and dilutive	$(0.02)	$0.10	$0.06	$(0.02)
Average number of common shares outstanding—basic	199,315	199,308	199,308	199,308
Average number of common shares outstanding—dilutive	199,315	199,906	200,122	199,308

2002 Quarters	First(1)	Second	Third	Fourth
Net sales	$296,091	$309,567	$327,187	$315,040
Gross margin	73,620	73,177	69,854	62,577
Business realignment expense and impairments	4,659	5,401	2,082	7,557
(Loss) income from continuing operations	(1,887)	2,698	3,234	(10,803)
Net (loss) income	(31,712)	2,698	3,234	(10,803)
Net (loss) income applicable to common stock	(31,712)	2,698	3,234	(10,803)

Basic and diluted, per share of common stock:
(Loss) income from continuing operations	$(0.01)	$0.01	$0.02	$(0.05)
Net (loss) income applicable to common stock—basic and dilutive	$(0.16)	$0.01	$0.02	$(0.05)
Average number of common shares outstanding—basic	199,158	199,361	199,416	199,385
Average number of common shares outstanding—dilutive	199,158	199,927	200,358	199,385

(1)	As described in Note 6, the Company recorded an impairment charge of $29,825 in the first quarter to write-off the carrying amount of its European business unit’s goodwill as of January 1, 2002. There was no tax benefit recognized in conjunction with the impairment charge.

24. Subsequent Events

Sale of the Business and Pending Capital Market Transaction

On July 5, 2004 an affiliate of Apollo Management LP (“Apollo”) entered into a stock purchase agreement with BWHLLC, BHI, the Company and certain members of Company’s management. Pursuant to this agreement, Apollo will acquire (the “Acquisition”) all of the outstanding capital stock of BHI, and all of the outstanding capital stock of the Company not otherwise owned by BHI will be redeemed. Completion of the Acquisition is subject to customary closing conditions. The Company and BHI will continue to operate independently until those conditions are satisfied and closing occurs.

The Acquisition, and the payment of estimated transaction fees and expenses will be financed with the net proceeds of a $475 million second-priority senior secured private debt offering by certain subsidiaries of the

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Company (the “Notes”) and certain equity contributions from Apollo. The Company may refinance certain existing debt with a portion of this funding. The Acquisition is expected to be completed in the third quarter of 2004. The closing of the Notes is conditioned upon the closing of the Acquisition.

The Notes will be guaranteed by the Company and certain of its existing and future domestic restricted subsidiaries (the “Guarantors”). The Notes and the related guarantees will be senior obligations secured by a second-priority lien (subject to certain exceptions and permitted liens) on certain of the Guarantors’ existing and future domestic assets.

Supplemental financial information for the Company and the combined non-guarantor subsidiaries and the combined subsidiary guarantors for the Notes are presented below:

YEAR ENDED DECEMBER 31, 2003

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Borden Chemical, Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$859,411	$—	$688,688	$(113,286)	$1,434,813
Cost of goods sold	696,078	—	565,727	(113,286)	1,148,519

Gross margin	163,333	—	122,961	—	286,294

Distribution expense	40,903	—	25,480	—	66,383
Marketing expense	20,845	—	21,553	—	42,398
General & administrative expense	54,262	273	45,486	—	100,021
Business realignment expense (income) and impairments	5,644	—	(896)	—	4,748
Other operating expense (income)	8,328	(20)	(2,106)	—	6,202

Operating income (loss)	33,351	(253)	33,444	—	66,542

Interest expense	44,825	—	1,313	—	46,138
Affiliated interest expense, net	394	—	164	—	558
Intercompany interest expense (income)	107,452	(108,273)	821	—	—
Intercompany royalty expense (income)	19,193	(19,193)	—	—	—
Equity in (earnings) losses of subsidiaries, net	(164,062)	(2,453)	—	166,515	—
Other non-operating expense (income)	8,038	105	(6,614)	—	1,529

Income before income tax	17,511	129,561	37,760	(166,515)	18,317
Income tax (benefit) expense	(5,465)	—	806	—	(4,659)

Net income	$22,976	$129,561	$36,954	$(166,515)	$22,976

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

YEAR ENDED DECEMBER 31, 2002

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Borden Chemical Inc.	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$740,703	$—	$604,214	$(97,032)	$1,247,885
Cost of goods sold	578,907	—	486,782	(97,032)	968,657

Gross margin	161,796	—	117,432	—	279,228

Distribution expense	38,223	—	23,704	—	61,927
Marketing expense	21,535	—	20,968	—	42,503
General & administrative expense	60,500	233	48,504	—	109,237
Business realignment expense and impairments	5,316	—	14,383	—	19,699
Other operating expense (income)	15,983	(6)	(3,823)	—	12,154

Operating income (loss)	20,239	(227)	13,696	—	33,708

Interest expense	46,220	—	1,095	—	47,315
Affiliated interest expense, net	1,402	—	—	—	1,402
Intercompany interest expense (income)	143,639	(144,977)	1,338	—	—
Intercompany royalty expense (income)	16,976	(16,976)	—	—	—
Equity in (earnings) losses of subsidiaries, net	(102,441)	(1,396)	—	103,837	—
Other non-operating expense (income)	(9,871)	23	3,859	—	(5,989)

(Loss) income before income tax	(75,686)	163,099	7,404	(103,837)	(9,020)
Income tax (benefit) expense	(39,103)	—	36,841	—	(2,262)

(Loss) income before cumulative effect of change in accounting principle	(36,583)	163,099	(29,437)	(103,837)	(6,758)

Cumulative effect of change in accounting principle	—	—	(29,825)	—	(29,825)

Net (loss) income	$(36,583)	$163,099	$(59,262)	$(103,837)	$(36,583)

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

YEAR ENDED DECEMBER 31, 2001

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Borden Chemical Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$823,436	—	$609,991	$(61,286)	$1,372,141
Cost of goods sold	619,162	—	502,766	(61,286)	1,060,642

Gross margin	204,274	—	107,225	—	311,499

Distribution expense .	38,617	—	25,312	—	63,929
Marketing expense	22,501	—	19,545	—	42,046
General & administrative expense	61,933	$213	65,821	—	127,967
(Gain) loss on sale of assets	(3,925)	—	153	—	(3,772)
Loss on divestiture of business	2,303	—	—	—	2,303
Business realignment expense and impairments	5,743	—	120,665	—	126,408
Other operating expense	19,490	416	8,207	—	28,113

Operating income (loss)	57,612	(629)	(132,478)	—	(75,495)

Interest expense	50,515	—	1,098	—	51,613
Affiliated interest expense, net	11,020	(3,281)	3,749	—	11,488
Intercompany interest expense (income)	283,398	(278,371)	(5,027)	—	—
Affiliate royalty expense (income)	22,681	(19,557)	(3,124)	—	—
Other non-operating expense	1,170	671	—	—	1,841
Equity in (earnings) losses of investees, net	(191,374)	787	—	190,587	—
Investment write-downs	27,000	—	—	—	27,000

Income (loss) from continuing operations before income tax	(146,798)	299,122	(129,174)	(190,587)	(167,437)

Income tax benefit	(21,998)	—	(8,835)		(30,833)

Income (loss) from continuing operations	(124,800)	299,122	(120,339)	(190,587)	(136,604)

Income from discontinued operations, net of tax	—	—	11,804		11,804

Net income (loss)	(124,800)	299,122	(108,535)	(190,587)	(124,800)
Preferred stock dividends	(61,846)	—	—	—	(61,846)

Net income (loss) applicable to common stock	$(186,646)	$299,122	$(108,535)	$(190,587)	$(186,646)

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

DECEMBER 31, 2003

CONDENSED CONSOLIDATING BALANCE SHEET

	Borden Chemical Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and equivalents	$1,370	$151	$26,641	$—	$28,162
Accounts receivable	85,524	67	110,502	—	196,093
Inventories:
Finished and in-process goods	25,173	—	17,119	—	42,292
Raw materials and supplies	22,395	—	16,424	—	38,819
Deferred income taxes	26,744	—	341	—	27,085
Other current assets	10,102	73	3,730	—	13,905

	171,308	291	174,757	—	346,356

Other Assets
Investment in subsidiaries	6,315,510	16,610	—	(6,332,120)	—
Loans receivable from affiliates	—	6,037,074	—	(6,037,074)	—
Deferred income taxes	105,682	—	7,752	—	113,434
Other assets	14,410	—	7,315	—	21,725

	6,435,602	6,053,684	15,067	(12,369,194)	135,159

Property and Equipment
Land	24,389	—	8,196	—	32,585
Buildings	67,365	—	36,409	—	103,774
Machinery and equipment	407,587	480	283,182	—	691,249

	499,341	480	327,787	—	827,608
Less accumulated depreciation	(244,120)	(355)	(134,249)	—	(378,724)

	255,221	125	193,538	—	448,884

Goodwill	36,593	—	20,923	—	57,516
Other intangible assets	4,822	—	1,129	—	5,951

Total Assets	$6,903,546	$6,054,100	$405,414	$(12,369,194)	$993,866

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

DECEMBER 31, 2003

CONDENSED CONSOLIDATING BALANCE SHEET—(Continued)

	Borden Chemical Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
LIABILITIES AND SHAREHOLDER’S DEFICIT
Current Liabilities
Accounts and drafts payable	$63,707	$12	$63,455	$—	$127,174
Accounts payable to affiliate	(8,582)	(6,877)	15,459	—	—
Debt payable within one year	2,548	—	5,619	—	8,167
Loans payable to affiliates	12,260	—	6,000	—	18,260
Income taxes payable	32,533		2,444	—	34,977
Interest payable	12,339		185	—	12,524
Other current liabilities	55,514	349	15,683	—	71,546

	170,319	(6,516)	108,845	—	272,648

Other Liabilities
Long-term debt	520,877	—	9,089	—	529,966
Long-term loans payable to affiliates	6,032,348	—	4,726	(6,037,074)	—
Non-pension postemployment benefit obligations	127,768	—	955	—	128,723
Long-term pension obligations	65,647	—	1,009	—	66,656
Other long-term liabilities	82,780	—	9,286	—	92,066

	6,829,420	—	25,065	(6,037,074)	817,411

Shareholder’s (Deficit) Equity	(96,193)	$6,060,616	271,504	(6,332,120)	(96,193)

Total Liabilities & Shareholder’s (Deficit) Equity	$6,903,546	$6,054,100	$405,414	$(12,369,194)	$993,866

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

DECEMBER 31, 2002

CONDENSED CONSOLIDATING BALANCE SHEET

	Borden Chemical Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and equivalents	$1,838	$116	$12,786	—	$14,740
Restricted cash	67,049	—	—	—	67,049
Accounts receivable	81,120	121	89,581	—	170,822
Accounts receivable from affiliates	5,822	18	—	—	5,840
Inventories:
Finished and in-process goods	28,895	—	16,283	—	45,178
Raw materials and supplies	23,002	—	18,077	—	41,079
Deferred income taxes	27,074	—	1,795	—	28,869
Other current assets	9,261	28	3,943	—	13,232

	244,061	283	142,465	—	386,809

Investments and Other Assets
Investment in subsidiaries	6,089,381	16,115	—	$(6,105,496)	—
Deferred income taxes	95,226	—	23,142	—	118,368
Loans and interest receivable from affiliates	—	5,919,997	11,279	(5,931,276)	—
Other assets	14,844	—	4,771	—	19,615

	6,199,451	5,936,112	39,192	(12,036,772)	137,983

Property and Equipment
Land	24,872	—	7,092	—	31,964
Buildings	67,866	—	30,447	—	98,313
Machinery and equipment	407,284	555	241,943	—	649,782

	500,022	555	279,482	—	780,059
Less accumulated depreciation	(234,584)	(255)	(105,482)	—	(340,321)

	265,438	300	174,000	—	439,738

Goodwill	32,525	—	7,115	—	39,640
Other intangible assets	6,006	—	1,604	—	7,610

Total Assets	$6,747,481	$5,936,695	$364,376	$(12,036,772)	$1,011,780

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

DECEMBER 31, 2002

CONDENSED CONSOLIDATING BALANCE SHEET—(Continued)

	Borden Chemical Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts and drafts payable	$64,919	$94	$48,536	$—	$113,549
Accounts payable to affiliate	(13,225)	(7,920)	21,145	—	—
Debt payable within one year	821	—	1,958	—	2,779
Loans payable to affiliates	84,680	—	—	—	84,680
Income taxes payable	40,054	—	15,910	—	55,964
Interest payable	12,136	—	—	—	12,136
Other current liabilities	56,157	1,075	21,725	—	78,957

	245,542	(6,751)	109,274	—	348,065

Other Liabilities
Long-term debt	521,916	—	1,371	—	523,287
Long-term loans payable to affiliates	5,862,264	—	69,012	(5,931,276)	—
Non-pension postemployment benefit obligations	144,652	—	732	—	145,384
Long-term pension obligation	68,752	—	1,464	—	70,216
Other long-term liabilities	65,248	107	20,366	—	85,721

	6,662,832	107	92,945	(5,931,276)	824,608

Shareholders’ Equity (Deficit)	(160,893)	5,943,339	162,157	(6,105,496)	(160,893)

Total Liabilities and Shareholders’ Equity (Deficit)	$6,747,481	$5,936,695	$364,376	$(12,036,772)	$1,011,780

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

FOR THE YEAR ENDED DECEMBER 31, 2003

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Borden Chemical Inc.	Combined Subsidiary Guarantors	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows from (used in) Operating Activities
Net loss	$22,976	$129,561	$36,954	$(166,515)	$22,976
Adjustments to reconcile net income to net cash from (used in) operating activities:
Non-cash affiliated interest(1)	107,837	(107,837)	—	—	—
Equity in earnings of subsidiaries	(166,515)	—	—	166,515	—
Non-cash allocation of corporate expenses	(16,150)	—	16,150	—	—
Depreciation and amortization	29,789	—	17,530	—	47,319
Deferred tax provision	2,588	—	3,635	—	6,223
Business realignment expense (income) and impairments	5,644	—	(896)	—	4,748
(Gain) loss on the sale of assets	(1,061)	—	315	—	(746)
Deferred compensation expense	1,191	—	—	—	1,191
Other non-cash adjustments	727	—	343	—	1,070
Net change in assets and liabilities:
Accounts receivable	4,562	—	(7,779)	—	(3,217)
Inventories	4,490	—	6,241	—	10,731
Accounts and drafts payable	(2,886)	—	5,378	—	2,492
Income taxes	(12,993)	—	(17,298)	—	(30,291)
Other assets	(4,207)	(1,245)	9,033	—	3,581
Other liabilities	9,822	896	(44,855)	—	(34,137)

	(14,186)	21,375	24,751	—	31,940

Cash Flows (used in) from Investing Activities
Capital expenditures	(24,922)	—	(16,898)	—	(41,820)
Purchase of business	(3,140)	—	(11,551)	—	(14,691)
Proceeds from the sale of assets	6,613	—	7,584	—	14,197

	(21,449)	—	(20,865)	—	(42,314)

Cash flows from (used in) Financing Activities
Net short-term debt borrowings	1,727	—	3,661	—	5,388
Borrowings of long-term debt	207	—	7,718	—	7,925
Repayments of long-term debt	(1,246)	—	—	—	(1,246)
Affiliated loan repayments	(53,584)	(9,340)	(3,496)	—	(66,420)
Decrease in restricted cash	67,049	—	—	—	67,049
Dividends received (paid)	12,000	(12,000)	—	—	—
Capital contribution from affiliates	9,300	—	—	—	9,300
Repurchases, net of sale, of common stock (from) to management	(286)	—	—	—	(286)

	35,167	(21,340)	7,883	—	21,710

Effect of exchange rates on cash	—	—	2,086	—	2,086

Increase (decrease) in cash and equivalents	(468)	35	13,855	—	13,422
Cash and equivalents at beginning of year	1,838	116	12,786	—	14,740

Cash and equivalents at end of year	$1,370	$151	$26,641	$—	$28,162

(1)	Interest on affiliated debt to certain guarantor subsidiaries is settled by increasing the loan principal.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

FOR THE YEAR ENDED DECEMBER 31, 2002

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Borden Chemical, Inc.	Combined Subsidiary Guarantor	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows from (used in) Operating Activities
Net (loss) income	$(36,583)	$163,099	$(59,262)	$(103,837)	$(36,583)
Adjustments to reconcile net (loss) income to net cash (used in) from operating activities:
Non-cash affiliated interest (1)	144,340	(144,340)	—	—	—
Equity in earnings of subsidiaries	(103,837)	—	—	103,837	—
Non-cash allocation of corporate expenses	(16,182)	—	16,182	—	—
Depreciation and amortization	31,034	—	16,913	—	47,947
Deferred tax provision	15,132	—	891	—	16,023
Business realignment expense and impairments	5,316	—	14,383	—	19,699
Loss on the sale of assets	217	—	65	—	282
Deferred compensation expense	892	—	—	—	892
Cumulative effect of change in accounting principle	—	—	29,825	—	29,825
Other non-cash adjustments	(867)	—	45	—	(822)
Net change in assets and liabilities:
Accounts receivable	(15,812)	—	3,216	—	(12,596)
Inventories	(2,466)	—	5,018	—	2,552
Accounts and drafts payable	(30,360)	—	22,057	—	(8,303)
Income taxes	(15,220)	—	(6,560)	—	(21,780)
Other assets	14,239	(2,466)	(14,344)	—	(2,571)
Other liabilities	1,721	743	(25,733)	—	(23,269)

	(8,436)	17,036	2,696	—	11,296

Cash Flows (used in) from Investing Activities
Capital expenditures	(29,229)	—	(9,544)	—	(38,773)
Proceeds from the sale of businesses	7,135	—	3,102	—	10,237
Proceeds from the sale of assets	110,000	—	—	—	110,000

	87,906	—	(6,442)	—	81,464

Cash Flows (used in) from Financing Activities
Net short-term debt borrowings (repayments)	(579)	—	1,834	—	1,255
Repayments of long-term debt	(8,769)	—	(1,995)	—	(10,764)
Affiliated loans (repayments) borrowings	23,070	(16,940)	—	—	6,130
Increase in restricted cash	(66,165)	—	—	—	(66,165)
Payment of note payable to unconsolidated subsidiary	(31,581)	—	—	—	(31,581)
Repurchases, net of sale, of common stock (from) to management	(591)	—	—	—	(591)

	(84,615)	(16,940)	(161)	—	(101,716)
Effect of exchange rates on cash	—	—	(936)	—	(936)

Increase (decrease) in cash and equivalents	(5,145)	96	(4,843)	—	(9,892)
Cash and equivalents at beginning of year	6,983	20	17,629	—	24,632

Cash and equivalents at end of year	$1,838	$116	$12,786	$—	$14,740

(1)	Interest on affiliated debt to certain guarantor subsidiaries is settled by increasing the loan principal.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands)

FOR THE YEAR ENDED DECEMBER 31, 2001

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Borden Chemical Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows from (used in) Operating Activities
Net (loss) income	$(124,800)	$299,122	$(108,535)	$(190,587)	$(124,800)
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:
Non-cash affiliated interest(1)	278,209	(278,209)	—	—	—
Equity in earnings of subsidiaries	(190,587)	—	—	190,587	—
Depreciation and amortization	26,846	—	32,515	—	59,361
Deferred Tax (Benefit) Expense	(25,982)	—	99	—	(25,883)
Business Realignment Expense and Impairments	5,743	—	120,665	—	126,408
(Gain) loss on the sale of assets	(3,925)	—	153	—	(3,772)
Loss on divestiture of businesses	2,303	—	—	—	2,303
Investment write-downs and other charges	27,000	—	—	—	27,000
Other non-cash adjustments	2,992	—	71	—	3,063
Net change in assets and liabilities
Accounts receivable	31,285	—	413	—	31,698
Inventories	11,312	—	3,367	—	14,679
Accounts and drafts payable	(220)	—	(20,010)	—	(20,230)
Income Taxes	39,176	—	4,954	—	44,130
Other Assets	6,207	2,532	(81,127)	—	(72,388)
Other Liabilities	(8,705)	(5,917)	48,173	—	33,551

	76,854	17,528	738	—	95,120

Cash Flows (used in) from Investing Activities
Capital Expenditures	(22,897)	—	(24,511)	—	(47,408)
Proceeds from the sale of businesses	90,665	—	6,312	—	96,977
Proceeds from the sale of assets	109,603	48,285	3,000	—	160,888
Other, net	524	—	—	—	524

	177,895	48,285	(15,199)	—	210,981

Cash flows from (used in) Financing Activities
Net short-term debt repayments	(21,670)	—	(20,093)	—	(41,763)
Net Borrowings of long-term debt	2,074	—	1,326	—	3,400
Affiliated loans (repayments/loans) borrowings/receipts	(187,465)	(52,274)	27,307	—	(212,432)
Decrease (increase) in restricted cash	(884)	—	—	—	(884)
Interest received from parent	48,578	—	—	—	48,578
Common stock dividends paid	(35,019)	(13,559)	—	—	(48,578)
Preferred stock dividends paid	(73,724)	—	—	—	(73,724)
Capital contribution from affiliates	17,000	—	—	—	17,000

	(251,110)	(65,833)	8,540	—	(308,403)

Increase (decrease) in cash and equivalents	$3,639	$(20)	$(5,921)	—	$(2,302)
Cash and equivalents at beginning of year	3,344	40	23,550	—	26,934

Cash and equivalents at end of year	$6,983	$20	$17,629	—	$24,632

(1)	Interest on affiliated debt to certain guarantor subsidiaries is settled by increasing the loan principal.

BORDEN CHEMICAL, INC.

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except per share data)

Deferred Tax Valuation Allowance

In connection with the expected sale of BHI, the Company has recorded a non-cash charge of $137,110 to income tax expense in the second quarter of 2004 to increase the valuation reserves related to the Company’s net domestic deferred tax asset.

As a result of the expected sale of the Company, certain limitations will be placed on the utilization of the attributes under U.S. tax law, and the new financing discussed in Note 1 will limit the Company’s flexibility with respect to prior tax planning strategies. As a result, the Company no longer believes that utilization of the net domestic deferred tax asset is more likely than not to occur.

The Company’s remaining net deferred tax liability of $32,014 is reflected in the Consolidated Balance Sheet at June 30, 2004 as a current deferred asset of $23,476 and a long-term deferred tax asset of $2,320, offset by a current deferred tax liability of $3,960 included in other current liabilities and long-term deferred tax liability of $53,850 included in Other long-term liabilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

Borden Chemical, Inc.:

We have audited the consolidated balance sheet of Borden Chemical, Inc. (a wholly owned subsidiary of BHI Acquisition Corp., which is a majority owned subsidiary of BHI Investment, LLC) and subsidiaries (the “Company”) as of December 31, 2004, and the related consolidated statements of operations and comprehensive loss, shareholder’s deficit, and cash flows for the period from August 12, 2004 to December 31, 2004. Such financial statements are not presented separately herein. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on test basis, evidence supporting the amounts and disclosure in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Borden Chemical, Inc. and subsidiaries at December 31, 2004, and the results of their operations and their cash flows for the period from August 12, 2004 to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 20, the accompanying balance sheet has been restated.

DELOITTE & TOUCHE LLP

Columbus, Ohio

April 24, 2005, except for the effects of

    Notes 20 and 21, as to which the dates are

    April 27, 2005 and August 18, 2005, respectively

[THIS PAGE INTENTIONALLY LEFT BLANK]

HEXION SPECIALTY CHEMICALS CANADA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

	Three Months ended March 31,
	2006	2005
	(In millions)
Net sales	$392	$189
Cost of sales	329	161

Gross profit	63	28

Selling, general & administrative expense	30	11
Other operating income, net	(32)	—

Operating income	65	17

Interest expense, net	1	1
Affiliated interest expense (See Note 5)	12	7
Unrealized loss on derivative instrument (See Note 1)	—	10

Income (loss) before income tax	52	(1)
Income tax expense (benefit)	13	(1)

Net income	$39	$—

Comprehensive income	$48	$—

See Notes to Condensed Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS CANADA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2006	December 31, 2005
	(In millions)
ASSETS
Current Assets
Cash and equivalents	$121	$112
Accounts receivable (less allowance for doubtful accounts of $11 in 2006 and $10 in 2005)	239	219
Loans receivable from affiliates (See Note 5)	38	—
Inventories:
Finished and in-process goods	67	66
Raw materials and supplies	51	50
Other current assets	14	16

	530	463

Other Assets	20	23

Property and Equipment
Land	20	19
Buildings	61	57
Machinery and equipment	417	414

	498	490
Less accumulated depreciation	(163)	(159)

	335	331
Goodwill	70	68
Other Intangible Assets, net	69	68

Total Assets	$1,024	$953

See Notes to Condensed Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS CANADA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2006	December 31, 2005
	(In millions, except share data)
LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities
Accounts and drafts payable	$155	$139
Accounts payable to affiliates (See Note 4)	6	10
Debt payable within one year	31	36
Affiliated debt payable within one year (See Note 5)	7	—
Business realignment reserves	20	21
Other current liabilities	57	52

	276	258

Other Liabilities
Long-term debt	20	21
Affiliated long-term debt (See Note 5)	456	455
Affiliated royalties (See Note 4)	7	7
Deferred income taxes	40	42
Long-term pension obligations	110	106
Other long-term liabilities	15	15

	648	646

Commitments and Contingencies (See Note 6)

Shareholder’s Equity
Common stock—no par value; authorized shares unlimited, issued and outstanding 489,866 shares at March 31, 2006 and December 31, 2005	3	3
Paid-in capital	121	118
Accumulated other comprehensive loss	(91)	(100)
Retained earnings	67	28

	100	49

Total Liabilities and Shareholder’s Equity	$1,024	$953

See Notes to Condensed Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS CANADA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended March 31,
	2006	2005
	(In millions)
Cash Flows from (used in) Operating Activities
Net income	$39	$—
Adjustments to reconcile net income to net cash from (used in) operating activities:
Depreciation and amortization	9	5
Allocations of corporate overhead (See Note 4)	3	3
Deferred tax provision (benefit)	1	(9)
Unrealized loss on derivative instrument (See Note 1)	—	10
Gain on sale of business	(33)	—
Other non-cash adjustments	2	(1)
Net change in assets and liabilities:
Accounts receivable	(22)	8
Inventories	(2)	2
Accounts and drafts payable	12	(20)
Income taxes	6	3
Other assets	(9)	1
Other liabilities	12	(5)

	18	(3)

Cash Flows from (used in) Investing Activities
Capital expenditures	(5)	(2)
Acquisition of business, net of cash acquired	(2)	—
Proceeds from sale of business, net of cash divested	38	—

	31	(2)

Cash Flows (used in) from Financing Activities
Net short-term repayments	(4)	(2)
Borrowings of long-term debt	1	—
Repayments of long-term debt	(4)	—
Repayments of affiliated long-term debt	(35)	(1)

	(42)	(3)

Effect of exchange rates on cash and equivalents	2	—

Increase (decrease) in cash and equivalents	9	(8)
Cash and equivalents at beginning of period	112	58

Cash and equivalents at end of period	$121	$50

Supplemental Disclosures of Cash Flow Information
Cash paid:
Interest, net	$12	$13
Income taxes, net	3	1
Non-cash activity:
Issuance of note in Coatings Acquisition (See Note 5)	7	—

See Notes to Condensed Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS CANADA, INC.

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDER’S EQUITY

(Unaudited)

	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Loss (a)	Retained Earnings	Total
	(In millions)
Balance, December 31, 2005	$3	$118	$(100)	$28	$49

Net income	—	—	—	39	39
Translation adjustments	—	—	9	—	9

Comprehensive income	—	—	—	—	48

Allocations of corporate overhead (See Note 4)	—	3	—	—	3

Balance, March 31, 2006	$3	$121	$(91)	$67	$100

(a)	Accumulated other comprehensive loss at March 31, 2006 represents $88 of net foreign currency translation losses and a $3 minimum pension liability adjustment. Accumulated other comprehensive loss at December 31, 2005 represents $97 of net foreign currency translation losses and a $3 minimum pension liability adjustment.

See Notes to Condensed Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS CANADA, INC.

Notes to Condensed Consolidated Financial Statements

(In millions)

1. Background and Nature of Operations

Hexion Specialty Chemicals Canada, Inc. (“Hexion Canada” or “the Company”) is engaged in the manufacture and distribution of urea, phenolic and epoxy-based resins, primarily used in forest and industrial products, moulding compounds and other specialty and industrial chemicals worldwide. At March 31, 2006, the Company’s operations included 33 manufacturing facilities in Canada, Brazil, Australia, Malaysia, Germany, Italy, Spain, Korea, Finland, Czech Republic, the Netherlands and the United Kingdom (the “U.K.”).

Hexion Canada, formerly known as Borden Chemical Canada, Inc. (“BCCI”) is owned 100% by Hexion Specialty Chemicals, Inc. (“Hexion”), formerly known as Borden Chemical, Inc. (“BCI”). Hexion was formed on May 31, 2005 upon the combination of certain Apollo Management, L.P. (“Apollo”) controlled companies (“the Combination”).

Prior to the Combination, on April 29, 2005, Hexion Canada, through its wholly owned subsidiary, National Borden Chemical Germany GmbH (“NBCG”), completed its acquisition of Bakelite Aktiengesellschaft (“Bakelite” or the “Bakelite Acquisition”). The Bakelite Acquisition was financed primarily through an affiliate loan (See Note 5). To mitigate the risk of foreign currency exposure related to the Bakelite Acquisition, Hexion and the Company entered into a foreign currency forward position of $235 to purchase Euros with U.S. Dollars, contingent upon the close of the transaction. For the three months ended March 31, 2005, the Company recorded an unrealized loss of approximately $10 on this contract, which is included in Unrealized loss on derivative instrument in the Condensed Consolidated Statement of Operations.

On August 12, 2004, concurrent with the acquisition (the “Acquisition”) of BCI by an affiliate of Apollo, the Company acquired most of Hexion’s foreign subsidiaries for a note payable of CDN$343 (See Note 5). Since the reorganization was between related parties, and Hexion elected not to apply push-down accounting relating to the Acquisition, Hexion Canada’s basis in the acquired subsidiaries is Hexion’s historical cost basis.

The Acquisition was partially financed through private debt offerings issued by two wholly owned subsidiaries of Hexion; and the debt is guaranteed by Hexion and certain of its domestic subsidiaries (the “Guarantors”). The private debt offerings and related guarantees are senior obligations secured by a second-priority lien (subject to certain exceptions and permitted liens) on certain of the Guarantors’ existing and future domestic assets, including the stock of Hexion Canada.

Hexion incurs various costs, including corporate and administrative expenses, on behalf of the Company; the allocation of these costs is reflected in these financial statements. See Note 4.

2. Basis of Presentation and Summary of Significant Accounting Policies

In the opinion of management, all adjustments, consisting only of normal, recurring adjustments considered necessary for a fair presentation, have been included. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These unaudited Financial Statements should be read in conjunction with the financial statements, accounting policies and notes included in the Company’s audited financial statements for the year ended December 31, 2005. Results for the interim periods are not necessarily indicative of results for the full year.

HEXION SPECIALTY CHEMICALS CANADA, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(In millions)

The following is an update of the significant accounting policies followed by the Company:

Principles of Consolidation—The Consolidated financial statements include the accounts of Hexion Canada and its majority-owned subsidiaries, all of which are under the common control and management of Hexion, and for which no substantive participating rights are held by minority shareholders. Intercompany transactions and balances have been eliminated. The Company has recorded a minority interest for the equity interest in subsidiaries that are not 100% owned by the Company. Due to common ownership, Hexion’s 34% interest in Hexion Specialty Chemicals SDN, BHD (“Hexion Malaysia”), is included within the consolidated financial statements presented herein.

3. Acquisitions and Divestitures

Acquisitions

The Company accounts for acquisitions using the purchase method of accounting. Accordingly, results of operations of the acquired entities have been included from the date of acquisition, and any excess of purchase price over the sum of amounts assigned to identified assets and liabilities has been recorded as goodwill. Fair values are based upon preliminary appraisals, internal studies and analyses and are subject to final adjustments.

On January 31, 2006, Hexion and the Company completed the purchase of the decorative coatings and adhesives business unit of The Rhodia Group (the “Coatings Acquisition”). The business has 8 manufacturing facilities in Europe, Asia Pacific and South America, of which, the Company acquired two facilities in Australia and Brazil. The aggregate purchase price for the two facilities was $9, which was funded by an affiliated note (See Note 5) and available cash. The proforma effects of the acquisition are not material.

Divestitures

On March 31, 2006, the Company sold Alba Adesivos Industria e Comercio Ltda. (“Alba Adesivos”), a consumer adhesives company based in Boituva, Brazil (the “Brazilian Consumer Divestiture”). Alba Adesivos is a producer of branded consumer and professional grade adhesives. The company generated 2005 sales of $38 and has approximately 140 employees. Due to the Company’s significant continuing involvement in the operations of Alba Adesivos as a result of a tolling agreement, the sale does not qualify for presentation as a discontinued operation. The Company recognized a gain of $33 related to this divestiture ($27 on an after tax basis) that is included in Other operating income, net for the three months ended March 31, 2006.

4. Related Party Transactions

Hexion incurs various administrative and operating costs on behalf of Hexion Canada that are reimbursed by the Company. These costs include engineering and technical support, quality assurance, sales and customer service, information systems, research and development and certain administrative services. These service costs have been allocated to the Company generally based on sales or sales volumes and when determinable, based on the actual usage of resources. These costs are included within Selling, general & administrative expense and Cost of sales and totaled $2 for the three months ended March 31, 2006 and 2005. In addition, Hexion maintains certain insurance policies, primarily excess liability coverage, that benefit Hexion Canada. Amounts pertaining to these policies and allocated to the Company based upon sales were $1 and $0 for the three months ended March 31, 2006 and 2005, respectively.

The Company sells finished goods and certain raw materials to Hexion and certain of its subsidiaries. Total sales were $15 and $11 for the three months ended March 31, 2006 and 2005, respectively. In addition, the

HEXION SPECIALTY CHEMICALS CANADA, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(In millions)

Company purchases raw materials and finished goods from Hexion and certain of its subsidiaries, which totaled $23 and $7 for the three months ended March 31, 2006 and 2005, respectively. These sales and purchases are priced similarly to prices charged to outside customers.

The Company had a net payable related to these intercompany transactions of $6 and $10 at March 31, 2006 and December 31, 2005, respectively.

In addition to direct charges, Hexion provides certain administrative services that are not reimbursed by Hexion Canada. These costs include corporate controlled expenses such as executive management, legal, health and safety, accounting, tax and credit, and have been allocated herein to the Company on the basis of Net sales. The Finance related charges include allocated stock-based compensation expense of less than $1 for the three months ended March 31, 2006 and 2005. Management believes that the amounts allocated in such a manner are reasonable and consistent and are necessary in order to properly depict the financial results of the Company on a stand-alone basis. However, the amounts are not necessarily indicative of the costs that would have been incurred if the Company had operated independently. This expense is included in Selling, general & administrative expense with the offsetting credit recorded in Shareholder’s equity. There is no income tax provided on these amounts as they are not deductible.

The following table summarizes these allocations for the three months ended March 31:

	2006	2005
Executive Group	$1	$1
Finance	2	2

	$3	$3

Prior to 2001, the Company incurred royalties for the use in operations of certain trademarks and patents owned by Hexion. At March 31, 2006 and December 31, 2005, the Company had amounts due to Hexion under these arrangements of $7. These amounts are included as Affiliated royalties in the Condensed Consolidated Balance Sheets and are classified as long-term due to restrictions on the ability to repay.

Hexion Canada guarantees Hexion’s $34 Parish of Ascension Industrial Revenue Bonds, for which Hexion pays the Company a guarantor fee annually.

See Note 5 for a description of the Company’s affiliated financing activities.

5. Loans Due To / Receivable From Affiliates

In order to finance the Coatings Acquisition, the Company borrowed $7 from RSM Europe B.V., an affiliated subsidiary of Hexion. The note has an interest rate of 8.1% and becomes due upon demand.

As a result of the Acquisition, the Company assumed a fixed rate note of CDN$343, or approximately $294 at March 31, 2006 and December 31, 2005, payable to Hexion Nova Scotia Finance ULC (“Nova Scotia”), a subsidiary of Hexion. The note has an interest rate of 10% and becomes due July 15, 2014. Interest expense related to this note totaled $7 for the three months ended March 31, 2006 and 2005. In conjunction with the issuance of this note, Hexion entered into a common share forward subscription agreement with Hexion Canada requiring Hexion to subscribe to shares of Hexion Canada stock at CDN$845 per share at the principal repayment date for the loan.

HEXION SPECIALTY CHEMICALS CANADA, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(In millions)

To finance the Bakelite Acquisition, Hexion Canada borrowed CDN$308 from Nova Scotia. Approximately CDN$119 (or $95) was effectively repaid during 2005, via a capital contribution from Hexion to the Company. The remaining outstanding loan balance at March 31, 2006 and December 31, 2005 is CDN$189, or approximately $162 and $161, respectively. The loan becomes due July 15, 2010. The loan has a variable interest rate equal to the three-month US LIBOR rate plus 675 basis points, which was approximately 11.6% and 11.5% at March 31, 2006 and December 31, 2005, respectively. Interest expense related to this loan totaled $5 for the three months ended March 31, 2006.

The Company had loans receivable from affiliates of $38 at March 31, 2006, with interest rates ranging from 5.15% to 7.48%. Interest income and interest receivable related to these amounts were immaterial for the three months ended March 31, 2006.

6. Commitments and Contingencies

Environmental Matters

Because the operations of the Company involve the use, handling, processing, storage, transportation and disposal of hazardous materials, it is subject to extensive environmental regulation and is exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Accruals for environmental matters are recorded following the guidelines of Statement of Position 96-1, “Environmental Remediation Liabilities,” when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Environmental accruals are reviewed on an interim basis and as events and developments warrant. Based on management’s estimates, which are determined through historical experience and consultation with outside experts, the Company has recorded liabilities relating to eight locations of approximately $2 at March 31, 2006 and relating to seven locations of approximately $3 at December 31, 2005 for all probable environmental remediation, indemnification and restoration liabilities. These amounts include estimates of unasserted claims management believes are probable of loss and reasonably estimable.

Based on currently available information and analysis, management believes that it is reasonably possible that costs associated with such sites may fall within a range of $2 to $6, in the aggregate, at March 31, 2006. This estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based, and in order to establish the upper end of such range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. The factors influencing the ultimate outcome include the methods of remediation to be elected, the conclusions and assessment of site studies remaining to be completed and the time period required to complete the work. The Company does not anticipate any recoveries of these costs from insurance coverage or from other third parties. There are no other potentially responsible parties for these sites.

At four of these locations, the Company is conducting environmental remediation and restoration under business realignment programs due to closure of the sites. Total reserves related to these sites included in realignment were $1 and $2 at March 31, 2006 and December 31, 2005, respectively. Much of this remediation is being performed by the Company on a voluntary basis in coordination with local regulatory authorities; therefore, management has greater control over the costs to be incurred and the timing of cash flows. The

HEXION SPECIALTY CHEMICALS CANADA, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(In millions)

Company anticipates approximately $1 of the liabilities will be paid within the next five years, with the remaining amounts being paid over the next ten years.

As a result of the Bakelite Acquisition, a site was acquired in Duisburg, Germany with significant soil and groundwater contamination beneath a facility that is shared with Rütgers Chemicals AG (“Rütgers”). Rütgers is in discussions with the local authorities concerning a proposed remediation plan; however, the scope and extent of that plan and the costs of its possible implementation are not yet reasonably estimable. Rütgers has contractually agreed to provide indemnifications to the Company with respect to this matter until 2025, subject to certain exceptions and limitations. Management believes that it is unlikely that the Company will have to take extensive actions for remediation. While it is reasonably possible some costs could be incurred related to these sites, the Company has inadequate information to enable it to estimate a potential range of liability, if any.

Legal Matters

The Company is involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings that are considered to be in the ordinary course of business. The following legal claim is not in the ordinary course of business:

In 1992, the State of Sao Paulo Tax Bureau issued an assessment against Brazil Quimica, a wholly owned subsidiary of the Company, claiming that excise taxes were owed on certain intercompany loans made for centralized cash management purposes, characterized by the Tax Bureau as intercompany sales. Since that time, management and the Tax Bureau have held discussions, and Brazil Quimica has filed an administrative appeal seeking cancellation of the assessment. In December 2001, the Administrative Court upheld the assessment. In September 2002, Brazil Quimica filed a second appeal with the highest level administrative court, again seeking cancellation of the assessment. Argument was made to the court in September 2004; the Company is awaiting its ruling. At March 31, 2006, the amount of the assessment, including tax, penalties, monetary correction and interest is 56 million Brazilian Reais, or approximately $26. Management believes Brazil Quimica has a strong defense against the assessment and will pursue the appeal vigorously; including appeal to the judicial level; however, no assurance can be given that the assessment will not be upheld. At this time the Company does not believe a loss is probable, therefore, only related legal fees have been accrued.

The Company has reserved approximately $3 at March 31, 2006 and December 31, 2005 relating to all non-environmental legal matters for legal defense and settlement costs that it believes are probable and estimable at this time.

7. Subsequent Events

Senior Secured Credit Facilities

In May 2006, Hexion amended and restated its senior secured credit facilities. The amended and restated senior secured credit facilities consist of a seven-year $1,625 term loan facility, a seven-year $50 synthetic letter of credit facility (“LOC”), and a five-year $225 revolving credit facility (the “new senior secured credit facilities”).

The interest rates with respect to term loans to Hexion under the new senior secured credit facilities are based on, at Hexion’s option, (a) adjusted LIBOR plus 2.00% or (b) the higher of (i) JPMorgan Chase Bank, N.A.’s (JPMCB) prime rate or (ii) the Federal Funds Rate plus 0.50%, in each case plus 0.50%. The foregoing margins are subject to reduction if certain corporate credit ratings are achieved.

HEXION SPECIALTY CHEMICALS CANADA, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(In millions)

The new senior secured credit facilities have commitment fees (other than with respect to the LOC) equal to 0.50% per annum of the unused line plus a fronting fee of 0.25% of the aggregate face amount of outstanding letters of credit. The LOC has a commitment fee of 0.10% per annum.

The new senior secured credit facilities are guaranteed by the Company and are secured by substantially all the assets of Hexion, including the Company, subject to certain exceptions. Cross collateral guarantees exist whereby Hexion Canada is a guarantor of the European borrowings under the new senior secured credit facilities; while the Company’s European subsidiaries guarantee against any default by Hexion Canada. The new senior secured credit facilities contain, among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and the maintenance of a certain financial ratio. Payment of borrowings under the new senior secured credit facilities may be accelerated if there is an event of default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, covenant defaults, events of bankruptcy and a change of control.

Hexion Canada and certain of Hexion’s European subsidiaries, which includes Germany and the U.K., are eligible to participate in the new senior secured credit facilities. The European subsidiaries will be able to borrow an aggregate maximum of $125, while the Canadian operating subsidiary may borrow a maximum of $50.

Acquisition of the Global Ink and Adhesive Resins Business of Akzo Nobel

On June 1, 2006, Hexion and the Company acquired the global ink and adhesive resins business of Akzo Nobel (the “Akzo Acquisition”). The business produces resins used to manufacture inks for commercial printing and packaging, digital inks for laser and photocopying printing, and pressure sensitive adhesives used in tape and labeling applications. The business has 10 manufacturing facilities in Europe, North and South America, and Asia Pacific, of which, the Company acquired facilities in Canada, Argentina, Korea, Australia and New Zealand. The Company’s aggregate purchase price for these facilities was approximately $32, which was funded through a combination of available cash and existing credit lines.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder

of Hexion Specialty Chemicals Canada, Inc.

We have audited the accompanying consolidated balance sheets of Hexion Specialty Chemicals Canada, Inc. (formerly Borden Chemical Canada, Inc.), a wholly-owned subsidiary of Hexion Specialty Chemicals, Inc., and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows, and shareholder’s equity (deficit) for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of National Borden Chemical Germany GmbH (a subsidiary), which statements reflect total assets constituting 59 percent of consolidated total assets as of December 31, 2005, and total revenues constituting 39 percent of consolidated total revenues for the year ended December 31, 2005. Such financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for National Borden Chemical Germany GmbH, is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Hexion Specialty Chemicals Canada, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Columbus, Ohio

March 16, 2006

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2005	2004	2003
	(In millions)
Net sales	$1,234	$637	$533
Cost of sales	1,047	550	459

Gross profit	187	87	74

Selling, general & administrative expense	99	48	40
Transaction related costs (See Note 5)	9	20	—
Business realignment and impairments (See Note 4)	11	3	(4)
Other operating expense (income)	—	(2)	(2)

Operating income	68	18	40

Interest expense	6	2	2
Affiliated interest expense (See Note 9)	40	12	3
Other non-operating expense	7	2	—

Income before income taxes	15	2	35
Income tax expense (benefit)	5	23	(1)

Net income (loss)	$10	$(21)	$36

Comprehensive (loss) income	$(33)	$(27)	$59

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
	(In millions)
ASSETS
Current Assets
Cash and equivalents	$112	$58
Accounts receivable (less allowance for doubtful accounts of $10 in 2005 and $3 in 2004)	219	105
Inventories:
Finished and in-process goods	66	17
Raw materials and supplies	50	22
Other current assets	16	4

	463	206

Other Assets	23	20

Property and Equipment
Land	19	7
Buildings	57	33
Machinery and equipment	414	295

	490	335
Less accumulated depreciation	(159)	(138)

	331	197
Goodwill	68	10
Other Intangibles Assets, net	68	5

Total Assets	$953	$438

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
	(In millions, except share data)
LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)
Current Liabilities
Accounts and drafts payable	$139	$90
Accounts payable to affiliates (See Note 5)	10	5
Debt payable within one year	36	8
Affiliated interest payable (See Note 9)	—	11
Business realignment reserves (See Note 4)	21	4
Other current liabilities	52	20

	258	138

Other Liabilities
Long-term debt	21	7
Affiliated long-term debt (See Note 9)	455	285
Affiliated royalties (See Note 5)	7	8
Deferred income taxes	42	25
Long-term pension obligations	106	1
Other long-term liabilities	15	6

	646	332

Commitments and Contingencies (See Notes 8, 10 and 11)

Shareholder’s Equity (Deficit)
Common stock – no par value; authorized shares unlimited, issued and outstanding 489,866 shares at December 31, 2005 and 2004	3	3
Paid-in capital	118	2
Accumulated other comprehensive loss	(100)	(57)
Retained earnings	28	20

	49	(32)

Total Liabilities and Shareholder’s Equity (Deficit)	$953	$438

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2005	2004	2003
	(In millions)
Cash Flows from (used in) Operating Activities
Net income (loss)	$10	$(21)	$36
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities
Allocations of corporate overhead, net (See Note 5)	17	34	13
Deferred tax provision	(1)	16	1
Depreciation and amortization	33	17	16
Business realignment and impairments	11	3	(4)
Write off of deferred financing fees	2	—	—
Other non-cash adjustments	(2)	2	1
Net change in assets and liabilities:
Accounts receivable	4	(8)	(6)
Inventories	35	(10)	5
Accounts and drafts payable	(14)	31	4
Income taxes	1	(9)	(16)
Other assets	11	1	2
Other liabilities	(9)	—	(16)

	98	56	36

Cash Flows (used in) from Investing Activities
Capital expenditures	(25)	(18)	(16)
Acquisition of businesses, net of cash and debt acquired (See Note 3)	(248)	—	(11)
Liquidating dividend from investment	—	—	1
Proceeds from the sale of assets	—	8	7

	(273)	(10)	(19)

Cash Flows from (used in) Financing Activities
Net short-term debt borrowings	(4)	2	2
Borrowings of long-term debt	5	—	9
Repayments of long-term debt	(15)	(2)	(1)
Affiliated loan borrowings, net	245	(13)	(15)
Common stock dividends paid	—	(1)	(2)

	231	(14)	(7)

Effect of exchange rates on cash and equivalents	(2)	3	2

Increase in cash and equivalents	$54	$35	$12
Cash and equivalents at beginning of year	58	23	11

Cash and equivalents at end of year	$112	$58	$23

Supplemental Disclosures of Cash Flow Information
Cash paid:
Interest, net	$56	$2	$1
Income taxes, net	9	17	15
Non-cash activity:
Affiliate note issued to purchase businesses, net of note payable to parent acquired of $38 (See Note 1)	—	222	—
Distribution to parent – acquisition of subsidiaries previously combined (See Note 1)	—	(222)	—
Capital contributions from parent (See Note 14)	95	1	52

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S (DEFICIT) EQUITY

	Common Stock	Paid-in-Capital	Accumulated Other Comprehensive Loss (a)	Retained Earnings	Total
	(In millions)
Balance, December 31, 2002	$3	$31	$(74)	$101	$61

Net income	—	—	—	36	36
Translation adjustments	—	—	24	—	24
Minimum pension liability adjustment, net of tax	—	—	(1)	—	(1)

Comprehensive income	—	—	—	—	59

Capital contributions from parent (See Note 14)	—	52	—	—	52
Common stock dividends paid	—	—	—	(2)	(2)
Allocations of corporate overhead	—	13	—	—	13

Balance, December 31, 2003	3	96	(51)	135	183

Net loss	—	—	—	(21)	(21)
Translation adjustments	—	—	(6)	—	(6)

Comprehensive loss	—	—	—	—	(27)

Distribution to parent – acquisition of subsidiaries previously combined (See Note 1)	—	(129)	—	(93)	(222)
Capital contributions from parent (See Note 14)	—	1	—	—	1
Common stock dividends paid	—	—	—	(1)	(1)
Allocations of corporate overhead	—	34	—	—	34

Balance, December 31, 2004	3	2	(57)	20	(32)

Net income	—	—	—	10	10
Translation adjustments	—	—	(42)	—	(42)
Minimum pension liability adjustment, net of tax	—	—	(1)	—	(1)

Comprehensive loss	—	—	—	—	(33)

Capital contributions from parent (See Notes 9 and 14)	—	99	—	—	99
Allocations of corporate overhead (See Note 5)	—	17	—	—	17
Other	—	—	—	(2)	(2)

Balance, December 31, 2005	$3	$118	$(100)	$28	$49

(a)	Accumulated other comprehensive loss at December 31, 2005 represents $97 of net foreign currency translation losses and a $3 minimum pension liability adjustment. Accumulated other comprehensive loss at December 31, 2004 represents $55 of net foreign currency translation losses and a $2 minimum pension liability adjustment.

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In millions)

1. Background and Basis of Presentation

Hexion Specialty Chemicals Canada, Inc. (“Hexion Canada” or “the Company”) is engaged in the manufacture and distribution of urea, phenolic, and epoxy-based resins, primarily used in forest and industrial products, molding compounds and other specialty and industrial chemicals worldwide. At December 31, 2005, the Company’s operations included 31 manufacturing facilities in Canada, Brazil, Australia, Malaysia, Korea, Germany, Italy, Spain, Finland, the Czech Republic, the Netherlands and the United Kingdom (the “U.K.”).

Hexion Canada, formerly known as Borden Chemical Canada, Inc. (“BCCI”) is owned 100% by Hexion Specialty Chemicals, Inc. (“Hexion”), formerly known as Borden Chemical, Inc. (“BCI”). Hexion was formed on May 31, 2005 upon the combination of certain Apollo Management, L.P. (“Apollo”) controlled companies (“the Combination”).

Prior to the Combination, on April 29, 2005, Hexion Canada, through its wholly owned subsidiary, National Borden Chemical Germany GmbH (“NBCG”), completed its acquisition of Bakelite Aktiengesellschaft (“Bakelite”). See Note 3.

On August 12, 2004, concurrent with the acquisition (the “Acquisition”) of BCI by an affiliate of Apollo, the Company acquired most of Hexion’s foreign subsidiaries for a note payable of CDN$343 (See Note 9). Since the reorganization was between related parties, and Hexion elected not to apply push-down accounting relating to the Acquisition, Hexion Canada’s basis in the acquired subsidiaries is Hexion’s historical cost basis. As a result, Hexion Canada’s net purchase price of the assets acquired of $222 is reflected in Shareholder’s equity (deficit) as a distribution to parent.

The Acquisition was partially financed through private debt offerings issued by two wholly owned subsidiaries of Hexion and is guaranteed by Hexion and certain of its domestic subsidiaries (the “Guarantors”). The private debt offerings and related guarantees are senior obligations secured by a second-priority lien (subject to certain exceptions and permitted liens) on certain of the Guarantors’ existing and future domestic assets, including the stock of Hexion Canada.

In accordance with Rule 3-16 of Regulation S-X under the Securities Act of 1933, Hexion is required to file the annual financial statements of Hexion Canada with the U.S. Securities and Exchange Commission as if the Company were a registrant. The financial statements for the Company, which are consolidated from the date of Acquisition, are presented on a combined basis for the periods prior to the Acquisition and the related reorganization.

Hexion incurs various costs, including corporate and administrative expenses, on behalf of the Company; the allocation of these costs is reflected in these financial statements. See Note 5.

2. Summary of Significant Accounting Policies

Significant accounting policies followed by the Company, as summarized below, are in conformity with accounting principles generally accepted in the United States of America.

Principles of Consolidation—The Consolidated financial statements include the accounts of Hexion Canada and its majority-owned subsidiaries, all of which are under the common control and management of Hexion, and for which no substantive participating rights are held by minority shareholders. Intercompany transactions and balances have been eliminated. The Company has recorded a minority interest for the equity

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

interest in subsidiaries that are not 100% owned by the Company. Due to common ownership, Hexion’s 34% interest in Hexion Specialty Chemicals SDN, BHD (“Hexion Malaysia”), is included within the consolidated financial statements presented herein.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. The most significant estimates reflected in the financial statements include environmental remediation, legal liabilities, deferred tax assets and liabilities and related valuation allowances, income tax accruals, pension and postretirement assets and liabilities, valuation allowances for accounts receivable and inventories, general insurance liabilities, asset impairments, related party transactions and fair values of assets acquired and liabilities assumed in business acquisitions. Actual results could differ from estimated amounts.

Cash and Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Included in the Company’s cash and equivalents are interest-bearing time deposits of $27 and $22 at December 31, 2005 and 2004, respectively.

Inventories—Inventories are stated at lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment—Land, buildings and machinery and equipment are valued at cost. Depreciation is recorded on the straight-line basis by charges to expense at rates based on estimated useful lives of properties (average estimated useful life for buildings is 20 years; average useful life for machinery and equipment is 15 years). Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred.

Goodwill and Intangibles—The excess of purchase price over net tangible and identifiable intangible assets of non-affiliated businesses acquired is carried as Goodwill on the Consolidated Balance Sheets. The Company does not amortize goodwill. Certain trademarks, patents and other intangible assets used in the operations of the business are carried as Other Intangibles Assets on the Consolidated Balance Sheets. Intangible assets with determinable lives are amortized on a straight-line basis over the shorter of the legal or useful life of the asset, which ranges from 8 to 30 years. Certain trademarks and patents are owned by Hexion and are used on a royalty-free basis by the Company. See Note 6.

Deferred Expenses— Deferred financing costs are classified as Other assets on the Consolidated Balance Sheets and are amortized over the lives of the related debt or credit facility using the straight-line method since no installment payments are required. Upon retirement of any of the related debt, a proportional share of debt issuance costs is expensed. At December 31, 2005 and 2004, the unamortized balance was approximately $2.

Impairment—As events warrant the Company evaluates the recoverability of long-lived assets by assessing whether the carrying value of the assets can be recovered over their remaining useful lives through the expected future undiscounted operating cash flows of the underlying business. Any impairment loss required is determined by comparing the carrying value of the assets to operating cash flows on a discounted basis.

The Company performs an annual impairment test for goodwill. See Note 6.

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

General Insurance—The Company is generally self-insured for losses and liabilities relating to workers’ compensation, physical damage to property, business interruption and comprehensive general, product and vehicle liability. The Company maintains insurance policies for certain items exceeding deductible limits. The Company is covered by certain policies, primarily excess liability coverage, maintained by Hexion and is allocated a share of these premiums (see Note 5). Losses are accrued for the estimated aggregate liability for claims using certain actuarial assumptions followed in the insurance industry and the Company’s experience.

Legal Costs—Legal costs are accrued in the period in which a claim is made or an event becomes known, if the amounts are probable and reasonably estimable. Each claim is assigned a range of potential liability, with the most likely amount being accrued. The amount accrued includes all costs associated with a claim, including settlements, assessments, judgments, fines and legal fees.

Revenue Recognition—Revenue for product sales, net of estimated allowances and returns, is recognized as risk and title to the product transfer to the customer, which usually occurs at the time shipment is made. Substantially all of the Company’s products are sold FOB (“free on board”) shipping point. Other terms include sales where risk and title passes upon delivery (FOB destination point). In situations where our product is delivered by pipeline, risk and title transfers when our product moves across an agreed transfer point, which is typically the customers’ property line. Product sales delivered by pipeline are measured based on daily flow meter readings. The Company’s standard terms of delivery are included in their contracts of sale and invoices.

Shipping and Handling—The Company records freight billed to customers in net sales. Shipping costs are incurred to move products from production and storage facilities to the customers. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally include costs to store, move and prepare the products for shipment. Shipping and handling costs are recorded in Cost of sales in the Consolidated Statements of Operations. These costs were previously reported separately as Distribution expense in the Consolidated Statements of Operations and totaled $25 and $21 in 2004 and 2003, respectively.

Research and Development Costs—Funds are committed to research and development for technical improvement of products that are expected to contribute to operating profits in future years. All costs associated with research and development are charged to expense as incurred. Research and development costs were $13, $4 and $4 in 2005, 2004 and 2003, respectively, and are included in Selling, general and administrative expense.

Foreign Currency Translations—Although the functional currency of Hexion Canada is the Canadian dollar, the accompanying financial statements are presented in the reporting currency of Hexion Canada’s parent, Hexion. Accordingly, assets and liabilities of the Company are translated into Hexion’s reporting currency, the U.S. dollar, at the exchange rates in effect at the balance sheet date, and income and expenses are translated at average exchange rates prevailing during the year. The effect of translation is accounted for as an adjustment to Shareholder’s equity (deficit) and is included in Accumulated other comprehensive loss.

The Company incurred realized and unrealized net foreign transaction gains aggregating $3, $0 and $0 in 2005, 2004 and 2003, respectively.

Income Taxes—The Company files individual tax returns in their respective countries. Income tax expense is based on reported results of operations before income taxes using the prevailing rates for each tax jurisdiction. Deferred income taxes represent the tax effect of temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax balances

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

are adjusted to reflect tax rates, based on current tax laws that will be in effect in the years in which temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For purposes of these financial statements, the international subsidiaries are treated as foreign subsidiaries of a domestic parent, Hexion Canada, for all periods presented. Reconciliations of tax rates are calculated at the statutory Canadian tax rate.

Derivative Financial Instruments—The Company does not hold or issue derivative financial instruments for trading purposes. The Company is a party to foreign currency forward contracts and options to reduce the Company’s cash flow exposure to changes in foreign exchange rates. These instruments are not accounted for using hedge accounting, but are measured at fair value and recorded on the balance sheet as an asset or liability, depending upon the Company’s underlying rights or obligations. See Note 7.

Stock-Based Compensation—Effective January 1, 2005, the Company elected to adopt SFAS No. 123(R) (revised 2004), Share-Based Payment. Under the provisions of SFAS No. 123(R), stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period. As Hexion Canada was considered a nonpublic entity, at the date of adoption, that used the minimum value method for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation, the Company is required to apply the prospective transition method. As such, Hexion Canada applies the statement to any new awards and to any awards modified, repurchased or cancelled since January 1, 2005. The adoption of SFAS No. 123(R) had no initial impact on Hexion Canada’s financial condition and results of operations.

Previously, Hexion Canada accounted for stock based awards under APB No. 25 and applied the minimum value method to determine fair value for disclosure requirements under SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123. Pro forma net (loss) income under SFAS No. 148 was not materially different from Net (loss) income for the years ended December 31, 2004 and 2003. As of December 31, 2005, all awards outstanding are accounted for under SFAS No. 123(R). See Note 5 for stock-based compensation expense allocated to the Company.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places cash with high quality institutions and, by policy, limits the amount of credit exposure to any one institution. At December 31, 2005, the Company’s cash is held primarily in 20 financial institutions. At December 31, 2004, approximately $18 of the Company’s cash is invested in a guaranteed investment certificate with the remaining cash being held primarily in six financial institutions. Concentrations of credit risk with respect to accounts receivable are limited, due to the large number of customers comprising the Company’s customer base and their dispersion across many different industries and geographies. The Company generally does not require collateral or other security to support customer receivables.

Recently Issued Accounting Standards

In November 2004, the FASB issued SFAS No. 151, Inventory Costs. The statement amends Accounting Research Bulletin (“ARB”) No. 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. ARB No. 43 previously stated that these costs must be “so abnormal as to require treatment as current-period charges.” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition,

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company believes that implementing SFAS No. 151 should not have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2005, the FASB issued EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (“EITF 04-13”). The issue provided guidance on the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, Accounting for Nonmonetary Transactions. The issue also provided guidance on circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. The Company is evaluating the impact that this issue will have on its consolidated financial statements.

3. Acquisitions

On April 29, 2005, Hexion Canada, through its wholly owned subsidiary, National Borden Chemical Germany GmbH, completed its acquisition of Bakelite Aktiengesellschaft (“Bakelite”) pursuant to a share purchase agreement with RÜTGERS AG and RÜTGERS Bakelite Projekt GmbH (collectively, the “Sellers”) dated October 6, 2004 (the “Bakelite Acquisition”) for a net purchase price of approximately €206, or approximately $266. The Company incurred direct costs associated with the acquisition of $42, which have been capitalized as part of the purchase in accordance with SFAS 141 and are included in the net purchase price. Based in Iserlohn-Letmathe, Germany, Bakelite is a producer of phenolic and epoxy thermosetting resins and molding compounds with 13 manufacturing facilities and 1,700 employees, primarily in Europe. The acquisition provides the Company with additional phenolic resin technology and products and a new epoxy resin technology platform.

The Bakelite Acquisition was financed primarily through an affiliate loan (See Note 9). The Bakelite Acquisition has been accounted for under the purchase method of accounting. As such, Bakelite’s results of operations are included in the Company’s Financial Statements since the date of acquisition.

To mitigate the risk of foreign currency exposure related to the Bakelite Acquisition, Hexion and the Company entered into a foreign currency forward position of $235 to purchase Euros with U.S. Dollars, contingent upon the close of the transaction. Upon consummation of the Bakelite Acquisition, the Company realized an aggregate loss of approximately $9 on this contract, which is included in Other non-operating expense in the Consolidated Statements of Operations (See Note 7).

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Fair values are based upon preliminary appraisals and internal studies and are subject to final adjustments.

Fair value at April 29, 2005
Current assets	$290
Property, plant and equipment	166
Other assets	4
Intangible assets	72
Goodwill	63

Total assets acquired	595
Current liabilities	172
Long-term debt	21
Other liabilities	136

Total liabilities assumed	329

Net assets acquired	$266

Of the $72 of acquired intangible assets, $19 was assigned to trade names, $16 was assigned to technology and $37 was assigned to customer relationships. The acquired intangible assets with finite lives have a weighted average useful life of approximately 18 years. The trade names have a 30-year useful life, technology has a 13-year useful life and customer relationships have a 14-year weighted average useful life. The $63 of goodwill is not expected to be deductible for tax purposes.

The Company plans several actions to enhance the profitability of Bakelite, including completion of headcount reductions previously initiated by Bakelite. The actions include headcount reductions primarily in Germany, Italy and Spain; and the closure of two facilities. The headcount reductions and plant closures will be complete by 2007. Expenditures related to these actions will be substantially complete by 2009. The purchase price allocation includes a liability of $23 reflecting the estimated cost of these activities as follows:

Business realignment rollforward
Opening balance:
Headcount reduction	$20
Plant shutdown costs	3

Total opening balance	23
Headcount expenditures	(2)
Translation adjustment	(2)

Balance at December 31, 2005	$19

The amounts of these original estimated liabilities are subject to revision to reflect final analysis of the associated activities and costs to be completed by April 2006.

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

The following unaudited pro forma financial information combines the consolidated results of operations as if the Bakelite Acquisition had occurred as of the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributable to the acquisition. The pro forma adjustments reflected in the tables below include amortization of intangibles, depreciation adjustments due to the write-up of property, plant and equipment to estimated fair market value, interest expense on the acquisition debt and related income tax effects.

	2005	2004
Net sales	$1,495	$1,336
Net income (loss)	5	(30)

The Net income for the year ended December 31, 2005 includes $7 of cost of sales related to inventory sold that was stepped-up at the acquisition date. The pro forma financial information does not necessarily reflect the operating results that would have occurred had the acquisition been consummated as of the beginning of the periods presented, nor is such information indicative of future operating results.

Fentak Acquisition

In November 2003, the Company acquired Fentak Pty. Ltd. (“Fentak”), an international manufacturer of specialty chemical products for engineered wood, laminating and paper impregnation markets, for cash of $11 and additional deferred payments of approximately $3. The Fentak acquisition has been accounted for using the purchase method of accounting. Accordingly, results of operations of the acquired entity have been included from the date of acquisition. The pro forma effects of the acquisition are not material.

4. Business Realignment and Impairments

In 2005 and prior years, Hexion initiated programs of plant consolidations and other business realignment initiatives, which include activities impacting the Company. These initiatives focused on improving the efficiency of both manufacturing and administrative functions and are designed to focus resources on core operational strengths. The associated business realignment charges consist primarily of employee severance, plant consolidation and environmental remediation costs and asset write-offs.

Year Ended December 31, 2005

During 2005, the Company recorded net business realignment and impairment expense of $11, consisting of $3 of plant closure and clean-up costs for facilities closed in prior years and impairment of $9 for a production line in the U.K offset by a gain of $1 on the sale of a previously impaired assets. The U.K. impairment results from the Company’s decision to close the U.K. production line in 2006 and transfer production to other facilities to improve efficiency. The impairment reduces the recorded value of the affected fixed assets to their recoverable value, which was determined from the discounted cash flows attributable to the assets.

The Company estimates that it will pay severance of $3 related to the U.K. closure in 2006, which will be recognized as expense over the period the affected employees are required to provide services.

Year Ended December 31, 2004

During 2004, the Company recorded net business realignment and impairment expense of $3, primarily related to plant closure costs (which included environmental remediation costs) for previously closed sites and other severance and employee costs of $1.

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

Year Ended December 31, 2003

During 2003, the Company recorded net business realignment and impairment income of $4, consisting of a gain on the sale of a previously closed U.K. facility of $12, offset by plant closure costs (which included environmental remediation costs) and other severance costs of $6 and other non-cash asset impairment charges of $2.

The plant closure costs relate to previously closed facilities in Brazil and the U.K., ($4) and a facility in Canada closed in 2003 ($2). As a result of the annual impairment analysis (see Note 6), the Company recorded a goodwill impairment of $1. The Company recorded asset impairments of $1 on a previously closed U.K. facility.

Following is a rollforward of the Company’s reserve for realignment activities, including the reserves on the opening balance sheet of Bakelite as of the acquisition date (see Note 3):

	Plant Closure Costs	Other Severance Costs	Total
Reserve at December 31, 2002	$6	$1	$7
2003 Expense	6	—	6
2003 Payments/Settlements	(7)	(1)	(8)

Reserve at December 31, 2003	5	—	5
2004 Expense	2	1	3
2004 Payments/Settlements	(3)	(1)	(4)

Reserve at December 31, 2004	4	—	4
2005 Expense	3	—	3
2005 Payments/Settlements	(5)	—	(5)
Bakelite – Reserve at Acquisition date	3	20	23
Bakelite – payments	—	(2)	(2)
Bakelite – translation adjustment	—	(2)	(2)

Reserve at December 31, 2005	$5	$16	$21

5. Related Party Transactions

Hexion incurs various administrative and operating costs on behalf of Hexion Canada that are reimbursed by the Company. These costs include engineering and technical support, purchasing, quality assurance, sales and customer service, information systems, research and development and certain administrative services. These service costs have been allocated to the Company generally based on sales or sales volumes and when determinable, based on the actual usage of resources. These costs are included within Selling, general & administrative expense and Cost of goods sold and were $7, $7 and $8 in 2005, 2004 and 2003, respectively. In addition, Hexion maintains certain insurance policies, primarily excess liability coverage, that benefit Hexion Canada. Amounts pertaining to these policies and allocated to the Company based upon sales were $1, $2 and $2 in 2005, 2004 and 2003, respectively.

The Company sells finished goods and certain raw materials to Hexion and certain of its subsidiaries. Total sales were $53, $29 and $25 in 2005, 2004 and 2003, respectively. In addition, the Company purchases raw materials and finished goods from Hexion and certain of its subsidiaries, which totaled $67, $11 and $8 in 2005, 2004 and 2003, respectively. These sales and purchases are priced similarly to prices charged to outside customers.

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

Total accounts payable, net of receivables, relating to these intercompany transactions was $10 and $5 at December 31, 2005 and 2004, respectively.

In addition to direct charges, Hexion provides certain administrative services that are not reimbursed by Hexion Canada. These costs include corporate controlled expenses such as executive management, legal, health and safety, accounting, tax and credit, and have been allocated herein to the Company on the basis of Net sales. The charge to Finance includes allocated stock-based compensation expense of $3 for the year ended December 31, 2005. Management believes that the amounts allocated in such a manner are reasonable and consistent and are necessary in order to properly depict the financial results of the Company on a stand-alone basis. However, the amounts are not necessarily indicative of the costs that would have been incurred if the Company had operated independently. This expense is included in Selling, general & administrative expense with the offsetting credit recorded in Shareholder’s equity (deficit). There is no income tax provided on these amounts as they are not deductible.

The following table summarizes these allocations for the years ended December 31:

	2005	2004	2003
Executive Group	$4	$4	$4
General Counsel	1	3	3
Environmental, Health, and Safety Services	1	1	1
Finance	9	6	5

	$15	$14	$13

In addition to the Hexion administrative services costs, the Company was allocated a share of the transaction costs associated with the Combination of $8 in 2005 and a share of the transaction costs associated with the Acquisition of $20 in 2004. These costs are classified in Transaction related costs in the Consolidated Statements of Operations. The allocation of these costs was made on the basis of Net sales. The offsetting credit relating to the allocations is included in Shareholder’s equity (deficit). In 2005, the Company reimbursed Hexion $6 for amounts related to prior year allocations.

Prior to 2001, the Company incurred royalties for the use in operations of certain trademarks and patents owned by Hexion. At December 31, 2005 and 2004, the Company had amounts due to Hexion under these arrangements of $7 and $8, respectively. These amounts are included as Affiliated royalties and are classified as long-term due to restrictions on the ability to repay.

In connection with the Bakelite Acquisition, in exchange for deal structuring and negotiating provided by Apollo, the Company made payments to Apollo in the amount of $4. These amounts are considered direct costs of the acquisition and have been capitalized as part of the purchase (See Note 3). Also in conjunction with the Bakelite Acquisition, the Company sold the U.S. businesses of Bakelite to Hexion for an agreed price of $1.

Hexion Canada guarantees Hexion’s $34 Parish of Ascension Industrial Revenue Bonds, for which Hexion pays the Company a guarantor fee annually.

The Company held a 12.6% interest in a Spanish subsidiary of Hexion. The subsidiary filed for liquidation prior to 2000, and paid a liquidating dividend of $1 to the Company in 2003.

See Note 9 for a description of the Company’s affiliated financing activities.

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

6. Goodwill and Other Intangible Assets

At December 31, 2005 and 2004, management performed the annual goodwill impairment test. As required by SFAS No. 142, “Goodwill and Other Intangible Assets,” management identified the appropriate reporting units and identified the assets and liabilities (including goodwill) of the reporting units. They determined estimated fair values of the reporting units and assessed whether the estimated fair value of each reporting unit was more or less than the carrying amount of the assets and liabilities assigned to the units.

Valuations were performed using a standard methodology based largely on comparable company analysis. Comparable company analysis ascribes a value to an entity by comparing certain operating metrics of the entity to those of a set of comparable companies in the same industry. Using this method, market multiples and ratios based on operating, financial and stock market performance are compared across different companies and to the entity being valued. Management employed a comparable analysis technique commonly used in the investment banking and private equity industries to estimate the values of its reporting units—the EBITDA (earnings before interest, taxes, depreciation and amortization) multiple technique. Under this technique, estimated values are the result of an EBITDA multiple derived from this process applied to an appropriate historical EBITDA amount. At December 31, 2005 and 2004, the fair value of each reporting unit exceeded the carrying amount of assets and liabilities assigned to the units.

At December 31, 2003, the fair value of each reporting unit exceeded the carrying amount of assets and liabilities, except for Hexion Malaysia. Based on the excess of the carrying value over the estimated fair value of Hexion Malaysia, the Company recorded a goodwill impairment charge of $1 due to a decline in operating performance that represented 100% of the unit’s recorded goodwill balance. This impairment charge is reflected in the 2003 Combined Statement of Operations as Business realignment and impairments.

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 are as follows:

Total
Goodwill balance at December 31, 2003	$15
Purchase accounting adjustments from goodwill to intangible assets, related to Fentak acquisition	(5)

Goodwill balance at December 31, 2004	10
Acquisition of Bakelite	63
Foreign currency translation	(5)

Goodwill balance at December 31, 2005	$68

Intangible assets consist of the following at December 31:

	2005		2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets:
Customer relationships	$40	$5	$3	$0
Patents and technologies	18	3	2	1
Tradenames	20	2	1	—

	$78	$10	$6	$1

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

The impact of foreign currency translation adjustments is included in accumulated amortization.

Total intangible amortization expense was $4 and $1 for the years ended December 31, 2005 and 2004, respectively. Estimated annual intangible amortization expense for 2006 through 2010 is $4 per year.

7. Financial Instruments

The following table presents the carrying or notional amounts and fair values of the Company’s financial instruments at December 31, 2005 and 2004. The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair values are determined from quoted market prices where available or based on other similar financial instruments.

The carrying amounts of cash and equivalents, accounts receivable, accounts payable, affiliated royalties and other liabilities are considered reasonable estimates of their fair values.

The following tables include the carrying and fair values of the Company’s financial instruments at December 31.

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Nonderivatives
Liabilities
Debt	$57	$57	$15	$15
Affiliated debt	455	455	285	285

	2005				2004
	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Gain (Loss)	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Gain (Loss)
Currency to sell for Euros
British Pound (1)	90	0.6987	41	(1)	—	—	—	—
U.S. Dollars (1)	60	1.2122	3	—	—	—	—	—
Currency to sell For U.S. Dollars
Canadian Dollars (2)	—	—	—	—	183	1.3200	36	—
Canadian Dollars (3)	—	—	—	—	183	1.2300	36	(2)
Currency to sell For CDN Dollars
British Pound (1)	—	—	—	—	31	2.3255	42	1

(1)	Forward contracts
(2)	Put options purchased
(3)	Call options sold

At December 31, 2005, the Company had derivative losses of $1 classified as Other current liabilities. At December 31, 2004, the Company had derivative losses of $2 classified as Other current liabilities and derivative

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

gains of $1 classified as Other assets. Gains and losses are recognized on a quarterly basis, through the Consolidated Statement of Operations. The Company does not hold or issue derivative financial instruments for trading purposes.

Foreign Exchange

International operations account for a significant portion of the Company’s revenue and operating income. It is the policy of the Company to reduce foreign currency cash flow exposure due to exchange rate fluctuations by hedging anticipated and firmly committed transactions when economically feasible. The Company enters into forward and option contracts to buy and sell foreign currencies to reduce foreign exchange exposure and protect the U.S. dollar value of such transactions to the extent of the amount under contract. These contracts are designed to minimize the impact from foreign currency exchange on operating income and on certain balance sheet exposures. The Company is exposed to credit loss in the event of non-performance by other parties to the contract. The Company evaluates the credit worthiness of the counterparties’ financial condition and does not expect default by the counterparties.

8. Debt and Lease Obligations

Outstanding debt at December 31, 2005 and 2004 is as follows:

	2005		2004
	Long Term, net of current portion	Due within one year	Long Term, net of current portion	Due within one year
CBA Bank, Australia, term loan, due 2008, interest at 6.4% per annum, quarterly payments, secured by assets of the business	$5	$1	$7	$2
Nordea Bank, Finland PLC, term loan, due 2008, interest at Euribor + 0.65% per annum, 2.77% per annum at December, 2005	12	—	—	—
Korea Exchange Bank, due in 2007, variable interest, at 6.9% per annum at December 2005, payable quarterly, certain property pledged as collateral	2	3	—	—
Other various debt, including term loans, capital lease obligations	2	2	—	—
Korea Exchange Bank revolving loans, variable interest at 5.6%-6.9% per annum, payable monthly, accounts receivable of Hexion Korea pledged as collateral	—	9	—	—
Working capital revolving loans, various banks, for Taro Plast, S.p.A., variable interest, at 2.75% per annum at December 2005	—	12	—	—
Australia, revolving facility, secured by assets of the business, variable interest, 5.97% per annum at December 2005	—	3	—	2
Santander/Safra Bank, Brazil, revolving credit facilities, variable interest, 20.8% per annum at December 2005	—	4	—	4
Other	—	2	—	—

Total debt, capital lease obligations and revolving loans	$21	$36	$7	$8

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

At December 31, 2005, total credit facilities available are $126. Draws against the facilities for debt and letters of credit total $73, leaving an unused balance available of $53 to fund working capital needs and capital expenditures. The credit facilities have various expiration dates ranging from 2006 through 2008. While these facilities are primarily unsecured, portions of the lines are secured by equipment at December 31, 2005. Hexion guarantees up to $7 of the debt of a Brazilian subsidiary included in these facilities.

In May 2005, Hexion entered into a new $775 senior secured credit facility (“Hexion Credit Facility”) and replaced and repaid certain other credit facilities. The Hexion Credit Facility has a $225 revolving credit facility and $500 term loan facility. The facility also provides a $50 synthetic letters of credit facility (“LOCs”). Interest on the term and revolving loan facilities is LIBOR plus 2.5% or the higher of prime rate plus 1% or the Federal Funds Rate plus 1.5%. Loans denominated in euros will carry interest at EURO LIBOR plus 2.5% or the rate quoted by JPMCB as its base rate for such loans plus 1%. Loans made in Canadian dollars will carry interest at the Canadian Bankers’ Acceptance rate plus 2.5% or the higher of prime rate plus 1% or average banker’s acceptance rate plus 1.5%. Interest rates are subject to reduction based on an improved leverage ratio.

The Hexion Credit Facility has commitment fees (other than with respect to the synthetic LOC facility) equal to 0.5% per annum of the unused line fee plus a fronting fee of 0.25% of the aggregate face amount of outstanding LOCs. The synthetic LOC facility has a commitment fee of 0.1% per annum.

The Hexion Credit Facility is secured by substantially all the assets of Hexion, subject to certain exceptions. The Hexion Credit Facility contains, among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures, and the maintenance of certain financial ratios. Payment of borrowings under the Hexion Credit Facility may be accelerated in the event of a default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, covenant defaults, events of bankruptcy and a change of control. The Company is in compliance with all covenants of the Hexion Credit Facility and those under other borrowings as of December 31, 2005.

Certain of the Hexion Canada subsidiaries are eligible to participate in the Hexion Credit Facility. Currently, the subsidiaries located in Germany and the U.K may each borrow a maximum of $75 while the Canadian operating subsidiary may borrow a maximum of $50. At December 31, 2005, Hexion Canada’s subsidiaries have no borrowings or letters of credit outstanding against the Hexion Credit Facility. Cross collateral guarantees exist whereby Hexion Canada is a guarantor for the European borrowings under the Hexion Credit Facility; while the Company’s European subsidiaries guarantee against any default by Hexion Canada.

Aggregate maturities of total non-affiliated debt and minimum annual rentals under operating leases at December 31, 2005, for the Company are as follows:

Year	Debt	Minimum Rentals Under Operating Leases
2006	$36	$4
2007	7	4
2008	13	3
2009	1	3
2010	—	3
2011 and beyond	—	4

	$57	$21

Rental expense amounted to $4, $2 and $2 in 2005, 2004 and 2003, respectively.

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

9. Loans Due To Affiliates

As discussed in Note 1, to finance the acquisition of the subsidiaries from Hexion, the Company assumed a fixed rate note of CDN$343, or approximately $294 and $285 at December 31, 2005 and 2004, respectively, payable to Hexion Nova Scotia Finance ULC (“Nova Scotia”), a subsidiary of Hexion. The note has an interest rate of 10% and becomes due July 15, 2014. Interest expense related to this note totaled $29 and $11 for 2005 and 2004, respectively. Interest payable of $0 and $11 is recorded on the Consolidated Balance Sheets at December 31, 2005 and 2004, respectively. In conjunction with the issuance of this note, Hexion entered into a common share forward subscription agreement with Hexion Canada requiring Hexion to subscribe to shares of Hexion Canada stock at CDN$845 per share at the principal repayment date for the loan.

To finance the acquisition of Bakelite in 2005, Hexion Canada also borrowed CDN$308 from Nova Scotia. Approximately CDN$119 (or $95) was effectively repaid during 2005, via a capital contribution from Hexion to the Company, which is reflected in Shareholder’s equity (deficit). The remaining outstanding loan balance at December 31, 2005 is CDN$189 or approximately $161. The loan becomes due July 15, 2010. The loan has a variable interest rate equal to the three-month US LIBOR rate plus 675 basis points, which was approximately 11.5% at December 31, 2005. Interest expense related to this loan totaled $11 for the year ended December 31, 2005.

In conjunction with the Acquisition, Hexion contributed a demand note payable by the Company to a newly formed subsidiary, which was subsequently acquired by Hexion Canada; therefore the loan and related interest is eliminated subsequent to August 12, 2004. Interest expense to Hexion was $1 and $2 for the years ended December 31, 2004 and 2003, respectively.

10. Guarantees, Indemnities and Warranties

Standard Guarantees / Indemnifications

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby third parties are indemnified for, among other things, breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property, (iv) long-term supply agreements, (v) employee benefits services agreements and (vi) agreements with public authorities on subsidies received for designated research and development projects. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements, (iv) vendors or customers in long-term supply agreements, (v) service providers in employee benefits services agreements and (vi) governments or agencies subsidizing research or development. In addition, the Company guarantees certain payables of its subsidiaries for the purchase of raw materials in the ordinary course of business.

These parties may also be indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Additionally, in connection with the sale of assets and the divestiture of businesses, the Company may agree to indemnify the buyer with respect to liabilities related to the pre-closing operations of the assets or businesses sold. Indemnities related to pre-closing operations generally include tax liabilities, environmental liabilities and employee benefit liabilities not assumed by the buyer in the transaction.

Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to the Company, but simply serve to protect the buyer from potential liability associated with its existing obligations at the time of sale. As with any liability, the Company has accrued for those pre-closing obligations that are considered probable and reasonably estimable. Such amounts are not significant.

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). With respect to certain of the aforementioned guarantees, the Company maintains limited insurance coverage that mitigates any potential payments to be made. There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees, nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not predictable.

The Company has not entered into any significant agreement that would require them, as guarantors, to recognize a liability for the fair value of obligations they have undertaken in issuing the guarantee.

Warranties

The Company does not make express warranties on its products, other than that they comply with their defined specifications; therefore, no warranty liability has been recorded. Adjustments for product quality claims are not material and are charged against sales revenues.

11. Commitments and Contingencies

Environmental Matters

Because the operations of the Company involve the use, handling, processing, storage, transportation and disposal of hazardous materials, it is subject to extensive environmental regulation and is exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Accruals for environmental matters are recorded following the guidelines of Statement of Position 96-1, “Environmental Remediation Liabilities,” when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Environmental accruals are reviewed on an interim basis and as events and developments warrant. Based on management’s estimates, which are determined through historical experience and consultation with outside experts, the Company has recorded liabilities, relating to eight locations, of approximately $3 and $4 at December 31, 2005 and 2004, respectively, for all probable environmental remediation, indemnification and restoration liabilities. These amounts include estimates of unasserted claims management believes are probable of loss and reasonably estimable.

Based on currently available information and analysis, management believes that it is reasonably possible that costs associated with such sites may fall within a range of $2 to $5, in the aggregate, at December 31, 2005. This estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based, and in order to establish the upper end of such range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. The factors influencing the ultimate outcome include the methods of remediation to be elected, the conclusions and assessment of site studies remaining to be completed and the time period required to complete the work. The Company does not anticipate any recoveries of these costs from insurance coverage or from other third parties. There are no other potentially responsible parties for these sites.

At four of these locations, the Company is conducting environmental remediation and restoration under business realignment programs due to closure of the sites. Total reserves related to these sites included in

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

realignment were $2 and $4 at December 31, 2005 and 2004, respectively. Much of this remediation is being performed by the Company on a voluntary basis in coordination with local regulatory authorities; therefore, management has greater control over the costs to be incurred and the timing of cash flows. The Company anticipates approximately $2 of these liabilities will be paid within the next four years, with the remaining amounts being paid over the next ten years.

As a result of the Bakelite Acquisition, a site was acquired in Duisburg, Germany with significant soil and groundwater contamination beneath a facility that is shared with Rütgers Chemicals AG (“Rütgers”). Rütgers is in discussions with the local authorities concerning a proposed remediation plan; however, the scope and extent of that plan and the costs of its possible implementation are not yet reasonably estimable. Rütgers has contractually agreed to provide indemnifications to the Company with respect to this matter until 2025, subject to certain exceptions and limitations. Management believes that it is unlikely that the Company will have to take extensive actions for remediation. While it is reasonably possible some costs could be incurred related to these sites, the Company has inadequate information to enable it to estimate a potential range of liability, if any.

Legal Matters

The Company is involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings that are considered to be in the ordinary course of business. The following legal claim is not in the ordinary course of business:

In 1992, the State of Sao Paulo Tax Bureau issued an assessment against Brazil Quimica, a wholly owned subsidiary of the Company, claiming that excise taxes were owed on certain intercompany loans made for centralized cash management purposes, characterized by the Tax Bureau as intercompany sales. Since that time, management and the Tax Bureau have held discussions, and Brazil Quimica has filed an administrative appeal seeking cancellation of the assessment. In December 2001, the Administrative Court upheld the assessment. In September 2002, Brazil Quimica filed a second appeal with the highest level administrative court, again seeking cancellation of the assessment. Argument was made to the court in September 2004; the Company is awaiting its ruling. At December 31, 2005, the amount of the assessment, including tax, penalties, monetary correction and interest is 54 million Brazilian Reais, or approximately $23. Management believes Brazil Quimica has a strong defense against the assessment and will pursue the appeal vigorously; including appeal to the judicial level; however, no assurance can be given that the assessment will not be upheld. At this time the Company does not believe a loss is probable, therefore, only related legal fees have been accrued.

The Company has reserved approximately $3 and $2 at December 31, 2005 and 2004, respectively, relating to all non-environmental legal matters for legal defense and settlement costs that it believes are probable and estimable at this time.

12. Pension and Retirement Savings Plans

The Company and its subsidiaries sponsor non-contributory defined-benefit pension plans that cover most Canadian employees, and foreign employees in certain countries. Depending on the plan, benefits are based on eligible compensation and / or years of credited service.

Prior to the Combination, the measurement date for the Canadian plan was September 30. Beginning in 2005, the Company has elected to make the measurement date for all pension obligations as of December 31. We are making the change to conform with the accounting policies of Hexion. This change in measurement date had an immaterial effect on the benefit obligation and expense recognized for 2005.

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

Following is a rollforward of the projected benefit obligation and assets for the Company’s defined benefit plans.

	2005	2004
Change in Benefit Obligation

Benefit obligation at beginning of year	$8	$7

Service cost	2	—
Interest cost	3	1
Actuarial gains	(5)	—
Foreign currency exchange rate changes	(10)	1
Benefits paid	(2)	(1)
Acquisitions	114	—

Benefit obligation at end of year	110	8

Change in Plan Assets

Fair value of plan assets at beginning of year	5	5
Actual return on plan assets	1	—
Foreign currency exchange rate changes	—	1
Employer contribution	2	—
Benefits paid	(2)	(1)

Fair value of plan assets at end of year	6	5

Plan assets less than benefit obligation	(104)	(2)
Unrecognized net actuarial loss	(1)	4
Unrecognized prior service cost		—

Net liability recognized	$(105)	$2

Amounts recognized in the balance sheets, after reclassification of the prepaid pension asset to reflect a minimum pension liability adjustment for certain plans, consist of:

	2005	2004
Accrued benefit liability	$(110)	$(2)
Accumulated other comprehensive loss	5	4

Net amount recognized	$(105)	$2

The Company’s accrued benefit liability of $110 includes $4 recorded in Other current liabilities at December 31, 2005. At December 31, 2004, the Company’s accrued benefit liability of $2 included $1 recorded in Other current liabilities.

The Company’s acquisition of Bakelite in the second quarter of 2005 included two unfunded defined benefit plans in Germany, with a total projected benefit obligation of $114 at the date of acquisition. The foreign currency impact reflected in the rollforward relate to changes in the Euro versus the U.S. dollar.

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

The following summarizes defined benefit pension plans with an accumulated benefit obligation in excess of plan assets:

	2005	2004
Projected benefit obligation	$110	$8
Accumulated benefit obligation	102	7
Fair value of plan assets	6	5

Following are the components of net pension expense recognized by the Company for the years ended December 31:

	2005	2004	2003
Service cost	$2	$—	$—
Interest cost on projected benefit obligation	3	1	—
Expected return on assets	—	(1)	—

Net pension expense	$5	$—	$—

Determination of actuarial assumptions

The Company’s actuarial assumptions are determined separately for each plan, taking into account the demographics of the population, the target asset allocations for funded plans, the regional economic trends, statutory requirements and other factors that could impact the benefit obligation and assets of the plan.

The discount rate selected reflects the rate at which pension obligations could be effectively settled. When selecting a discount rate, the Company takes into consideration yields on government bonds and high-grade corporate bonds, as well as annuity pricing information furnished by local insurance carriers, for instruments with durations consistent with the duration of the liabilities being measured.

The rate of increase in future compensation levels is determined based on salary and wage trends in the chemical and other similar industries, as well as the Company’s specific compensation targets by country. Input is obtained from the Company’s internal Human Resources group, and outside actuaries. The rate includes components for both wage rate inflation, and merit increases.

The expected long-term rate of return on plan assets is determined based on the plan’s current and projected asset mix. In determining the expected overall long-term rate of return on assets, the Company takes into account the rates on long-term debt investments held within the portfolio, as well as expected trends in the equity markets, for plans including equity securities. Peer data and historical returns are reviewed, and the Company consults with its actuaries, as well as investment professionals, to confirm that the Company’s assumptions are reasonable.

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

The weighted average rates used to determine the benefit obligations for the Company were as follows:

	2005	2004
Discount rate	4.3%	6.0%
Rate of increase in future compensation levels	2.5%	3.0%

The weighted average rates used to determine net pension expense for the Company were as follows:

	2005	2004	2003
Discount rate	4.4%	6.0%	6.5%
Rate of increase in future compensation levels	2.5%	3.0%	3.5%
Expected long-term rate of return on plan assets	7.0%	7.8%	7.8%

Investment Policies and Strategies

The Company’s investment strategy for the assets of its Canadian defined benefit pension plan is to maximize the long-term return on plan assets using a mix of equities and fixed income investments and accepting a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and expected timing of future cash flow requirements. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across Canadian. and foreign stocks, as well as growth, value and small and large capital investments. Investment risk and performance is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset / liability studies.

The Company periodically reviews its target allocation of Canadian plan assets among various asset classes. The targeted allocations are based on anticipated asset performance, discussions with investment professionals, and on the projected timing of future benefit payments.

Following is a summary of weighted average allocations of plan assets for the Company’s Canadian plan by investment type at the 2005 and 2004 measurement dates, and weighted average target 2006 allocations:

	Actual		Target
North American pension assets	2005	2004	2006
Equity securities	60%	58%	60%
Debt securities	35%	38%	30%
Cash, short-term investments and other	5%	4%	10%

	100%	100%	100%

Projections of Plan Contributions and Benefit Payments

The Company expects to make contributions totaling $4 to its defined benefit plans in 2006.

Estimated future plan benefit payments as of December 31, 2005 are as follows:

2006	$3
2007	4
2008	4
2009	5
2010	5
2011 to 2015	27

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

Defined Contribution Plans

The Company provides benefits under various defined benefit contribution plans to its employees in various countries . Depending upon the country and plan, eligible salaried and hourly employees may contribute up to 7% of their pay as basic contributions to the plans. The Company makes contributions to these plans in amounts up to 100% of basic contributions. Charges to operations for matching contributions under these defined contribution plans in 2005, 2004 and 2003 totaled $2, $2 and $2, respectively.

13. Non-Pension Postretirement Benefits

The Company provides other postretirement benefit plans to its Canadian employees. This plan provides retirees and their dependents certain medical and life insurance benefits. These benefits are funded on a pay-as-you-go basis.

The plan participants are provided with supplemental benefits to the respective provincial healthcare plan in Canada. The domestic postretirement medical benefits are contributory; the Canadian medical benefits are non-contributory. The domestic and Canadian postretirement life insurance benefits are non-contributory.

Prior to the Combination, the measurement date for this plan was September 30. Beginning in 2005, the Company has elected to make the measurement date for its postretirement obligations as of December 31. We are making the change to conform with the accounting policies of Hexion. This change in measurement date had an immaterial effect on the benefit obligation and expense recognized for 2005.

Following is a rollforward of the projected benefit obligation for the years ended December 31, 2005 and 2004.

	2005	2004
Change in Benefit Obligation

Benefit obligation at beginning of year	$3	$3
Interest cost	1	—
Actuarial losses	1	—

Benefit obligation at end of year	5	3

Unrecognized net actuarial loss	(3)	(2)

Accrued postretirement obligation at end of year	$2	$1

Net postretirement (benefit) expense for the Company was less than $1 million for the years ended December 31, 2005, 2004 and 2003.

The weighted average discount rates used to determine the benefit obligations for the Company were 6.5% for both periods presented.

The weighted average discount rates used to determine net postretirement (benefit) expense for the Company were 6.5%, 6.0% and 6.5% for the years ended December 31, 2005, 2004 and 2003, respectively.

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

Following are the weighted average assumed health care cost trend rates at December 31, 2005 and 2004:

	2005	2004
Health care cost trend rate assumed for next year	7.2%	7.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.4%	4.4%
Year that the rate reaches the ultimate trend rate	2015	2015

A one-percentage-point change in the assumed health care cost trend rates would have the following impact on the Company’s postretirement benefits:

	1% increase	1% decrease
Effect on total service cost and interest cost components	$—	$—
Effect on postretirement benefit obligation	1	(1)

Projected future plan benefit payments for 2006-2010 are less than $1 per year, and approximately $1 in aggregate. Projected future plan benefit payments for the years 2011-2015 are $1.

14. Shareholder’s Equity (Deficit)

Shareholder’s equity (deficit) at December 31, 2005 and 2004 reflects the common equity of Hexion Canada with all of the common equity of its subsidiaries eliminated, except for the equity of Hexion Malaysia representing Hexion’s 34% interest, totaling $1. Paid-in capital for periods prior to the reorganization of the Company on August 12, 2004 is presented on a combined basis.

Hexion Canada has 489,866 shares of no-par common stock outstanding during all periods presented with an unlimited number of shares of common preference and Preference B shares authorized.

In 2005, Hexion made a capital contribution to the Company of $95 relating to a partial repayment of Hexion Canada’s loan from Nova Scotia to finance the acquisition of Bakelite (see Note 9). In 2004, Hexion made a capital contribution to the Company for $1 relating to interest capitalized by Hexion in association with a capital project completed by Hexion Canada during 2004. In 2003, Hexion made capital contributions of $49 and $3 related to loans due to Hexion from two of the Company’s subsidiaries.

Hexion Malaysia paid common stock dividends to the Company of $1 for the year ended December 31, 2004. Borden Panama paid dividends of $2 to the Company for the year ended December 31, 2003.

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

15. Income Taxes

Comparative analysis of Hexion Canada’s income tax expense (benefit) follows:

	2005	2004	2003
Current
Federal & provincial	$(2)	$5	$(6)
Foreign	8	2	4

Total	6	7	(2)

Deferred
Federal & provincial	1	—	0
Foreign	(2)	16	1

Total	(1)	16	1

Income tax expense (benefit)	$5	$23	$(1)

A reconciliation of the Company’s combined differences between income taxes computed at Canadian federal statutory tax rate of 22.12% and provisions for income taxes follows:

	2005	2004	2003
Income taxes computed at federal statutory tax rate	$3	$—	$8
Foreign rate differentials	2	2	3
Expenses not deductible for tax	2	8	1
Unrepatriated earnings of foreign subsidiaries	2	14	—
Adjustment of prior estimates and other	(4)	(3)	(15)
Provincial taxes and other	—	2	2

Income tax expense (benefit)	$5	$23	$(1)

The 2005 consolidated tax expense reflects higher tax rates in foreign jurisdictions compared to the domestic rate of 22.12%.

Following the Acquisition in August 2004, Apollo made a determination that the unrepatriated earnings of the Company’s foreign subsidiaries are no longer considered permanently reinvested. As such, the 2004 consolidated tax expense reflects a provision of $14 for taxes associated with the unrepatriated earnings of the foreign subsidiaries.

The 2003 consolidated tax benefit reflects a release of reserves for prior years’ Canadian tax audits of $16. These reserves were released as a result of the settlement of audit issues relating to the divestiture of operating businesses by the Company in prior years.

HEXION SPECIALTY CHEMICALS CANADA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In millions)

The domestic and foreign components of the Company’s combined Income (loss) before income taxes are as follows:

	2005	2004	2003
Domestic	$(7)	$6	$22
Foreign	22	(4)	13

	$15	$2	$35

The tax effects of the Company’s significant temporary differences, and net operating loss and credit carryforwards, which comprise the deferred tax assets and liabilities at December 31, 2005 and 2004, are as follows:

	2005	2004
Assets
Accrued and other expenses	$10	$3
Net operating loss and credit carryforwards	13	14
Pension liability	16	2
Certain intangibles	5	—

Gross deferred tax assets	44	19
Valuation allowance	(20)	(10)

	24	9

Liabilities
Property, plant, equipment and intangibles	43	13
Unrepatriated earnings of foreign subsidiaries	13	14
Other long term liabilities	5	—

Gross deferred tax liabilities	61	27

Net deferred tax liability	$37	$18

The Company’s deferred tax assets include Foreign net operating loss carryforwards. As of December 31, 2005, the Foreign net operating loss carryforwards available are $43, related primarily to the UK. These net operating loss carryforwards have an unlimited carryover and do not expire. A valuation allowance of $11 has been provided against these attributes.

The Canada Revenue Agency is currently auditing the Canadian company for the period 2001-2002. Tax years 2003-2005 remain open for inspection and examination by various Canadian taxing authorities.

16. Supplemental Information

Changes in the Accounts receivable allowance for doubtful accounts are as follows for the year ended December 31, 2005:

Balance—December 31, 2004	$3

Acquisition	6
Provision for doubtful accounts	2
Write-offs of uncollectible accounts and other	(1)

Balance—December 31, 2005	$10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Shareholder of

National Borden Chemical GmbH:

In our opinion, the consolidated balance sheet and the related consolidated statements of operations, of shareholder’s equity and cash flows present fairly, in all material respects, the financial position of National Borden Chemical Germany GmbH, and its subsidiaries, at December 31, 2005 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Columbus, Ohio

March 16, 2006

Report of Independent Auditors

To the Board of Directors and Shareholders of

Eastman Chemical Company

In our opinion, the accompanying combined balance sheet and the related combined statements of operations, of owner’s equity (deficit) and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of the Resins, Inks and Monomers Business of Eastman Chemical Company (the “Business”) at December 31, 2003, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003 and for the seven-month period ended July 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Business’ management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2 and 5 to the combined financial statements, on January 1, 2002, the Business adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania

April 22, 2005

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

COMBINED STATEMENTS OF OPERATIONS

(Dollars in thousands)

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Revenues	$651,065	$678,349	$440,151
Cost of sales	638,180	670,449	407,289

Gross profit	12,885	7,900	32,862
Selling, general and administrative expenses	68,110	60,365	38,450
Research and development expenses	26,215	29,184	9,103
Asset impairments and restructuring charges, net	7,743	412,787	71,107
Goodwill impairments	—	60,050	—

Operating loss	(89,183)	(554,486)	(85,798)
Interest expense	109	153	196
Interest on advances from Eastman	11,851	10,999	5,003
Other non-operating (income) expense, net	(1,455)	678	515

Loss before income taxes and cumulative effect of a change in accounting principle	(99,688)	(566,316)	(91,512)
Provision (benefit) for income taxes	(31,577)	(64,470)	1,299

Loss before cumulative effect of change in accounting principle	(68,111)	(501,846)	(92,811)
Cumulative effect of change in accounting principle, net of tax	(252,969)	—	—

Net loss	$(321,080)	$(501,846)	$(92,811)

The accompanying notes are an integral part of these combined financial statements

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

COMBINED BALANCE SHEET

(Dollars in thousands)

December 31, 2003
ASSETS
Current assets
Cash and cash equivalents	$14,455
Trade receivables, net of allowances of $4,448	109,673
Miscellaneous receivables	11,077
Inventories, net	102,318
Other current assets	4,799

Total current assets	242,322
Property, plant and equipment, net	130,252
Intangible assets, net	10,883
Other noncurrent assets	528

Total assets	$383,985

LIABILITIES AND OWNER’S EQUITY (DEFICIT)
Current liabilities
Accounts payable and accruals	$72,325
Interest payable to Eastman	94,222
Deferred income taxes	8,152
Total current liabilities	174,699

Deferred income taxes	1,321
Post employment obligations	7,551
Advances from Eastman	624,310
Other long-term liabilities	15,175

Total liabilities	823,056

Commitments and contingencies
Net owner’s equity (deficit)	(458,186)
Accumulated other comprehensive income	19,115

Total owner’s equity (deficit)	(439,071)

Total liabilities and owner’s equity (deficit)	$383,985

The accompanying notes are an integral part of these combined financial statements

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

COMBINED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Operating activities
Net loss	$(321,080)	$(501,846)	$(92,811)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	41,600	24,237	4,486
Cumulative effect of change in accounting principle	252,969	—	—
Asset impairments	1,700	462,110	63,878
Deferred tax provision (benefit)	(35,141)	(66,328)	(438)
Change in assets and liabilities:
Trade receivables	(2,893)	(3,832)	(15,168)
Inventories	(6,254)	18,525	608
Trade payables and accruals	14,976	(18,162)	6,538
Interest payable to Eastman	13,781	6,946	(90,161)
Other long-term liabilities	2,063	1,033	(1,063)
Other items, net	(112)	3,445	(1,009)

Net cash used in operating activities	(38,391)	(73,872)	(125,140)

Investing activities
Capital expenditures	(49,773)	(19,715)	(10,563)
Net cash used in investing activities	(49,773)	(19,715)	(10,563)
Financing activities
Proceeds from advances from Eastman	64,248	—	—
Repayment of advances from Eastman	—	(15,669)	(98,353)
Transfers from Eastman, net	25,944	107,917	221,869

Net cash provided by financing activities	90,192	92,248	123,516

Net change in cash and equivalents	2,028	(1,339)	(12,187)
Cash and equivalents at beginning of period	13,766	15,794	14,455

Cash and equivalents at end of period	$15,794	$14,455	$2,268

Supplemental Cash Flow Information
Cash paid
Interest, net	$1,417	$4,548	$96,869
Income taxes, net	379	934	1,723
Non-cash activity:
Contribution of advance from Eastman to owner’s equity	—	—	522,576

The accompanying notes are an integral part of these combined financial statements

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

COMBINED STATEMENTS OF OWNER’S EQUITY (DEFICIT)

AND COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands)

	Net Equity (Deficit)	Accumulated Other Comprehensive Income (Loss)	TOTAL	Comprehensive Income (Loss)

Balance, January 1, 2002	$230,879	$1,876	$232,755	$—
Net loss	(321,080)	—	(321,080)	(321,080)
Net transfers from Eastman	25,944	—	25,944	—
Currency translation adjustment	—	7,591	7,591	7,591

Comprehensive loss	—	—	—	(313,489)

Balance, December 31, 2002	(64,257)	9,467	(54,790)	—
Net loss	(501,846)	—	(501,846)	(501,846)
Net transfers from Eastman	107,917	—	107,917	—
Currency translation adjustment	—	9,648	9,648	9,648

Comprehensive loss	—	—	—	(492,198)

Balance, December 31, 2003	(458,186)	19,115	(439,071)
Net loss	(92,811)	—	(92,811)	(92,811)
Net transfers from Eastman	221,869	—	221,869	—
Contribution of advances from Eastman	522,576	—	522,576	—
Currency translation adjustment	—	(2,779)	(2,779)	(2,779)

Comprehensive loss	—	—	—	$(95,590)

Balance, July 31, 2004	$193,448	$16,336	$209,784

The accompanying notes are an integral part of these combined financial statements

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements

(Dollars in thousands)

1. Basis of Presentation

The accompanying combined financial statements include the Resins, Inks and Monomers business (“RIM business” or “Business”) of Eastman Chemical Company (“Eastman”), which is included in the consolidated financial statements of Eastman. On July 31, 2004, Eastman sold certain businesses and product lines of the RIM business to an investor group led by Apollo Management LP. These combined financial statements have been prepared from Eastman’s historical accounting records and are presented on a carve-out basis to include the historical financial position, results of operations and cash flows applicable to the Business. No direct relationship exists among all the operations comprising the Business. Accordingly, total equity (deficit) is presented in lieu of stockholders equity.

The accompanying combined financial statements include allocations of certain corporate services provided by Eastman’s management including finance, legal, information systems, human resources and distribution. Eastman has utilized its experience with the RIM businesses and its judgment in allocating such corporate services and other support to the periods. Costs allocated for such services for the years ended December 31, 2002 and 2003, and for the period from January 1, 2004 through July 31, 2004 were approximately:

	Years ended December 31,		January 1, through July 31,
	2002	2003	2004
Cost of sales	$30,000	$33,000	$14,000
Selling, general and administrative expenses	33,000	33,000	20,000
Research and development	13,000	14,000	4,000

Total cost and expenses allocated	$76,000	$80,000	$38,000

Allocations were made primarily based on a percentage of revenues or salaries, which management believes represents a reasonable allocation methodology. Some corporate services such as information technology are charged to the business based on usage. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the RIM business had been operating as a separate entity. It is not practicable to estimate the costs and expenses that would have resulted on a stand-alone basis.

As described in Note 7, employees working in the Business participate in various Eastman pension, health care, defined contribution and other benefit plans. The pro-rata costs related to these plans have been allocated and are included in the accompanying combined financial statements.

The Business uses a centralized approach to cash management, hedging and the financing of its operations. As a result, debt and related interest income and expense, and certain cash and cash equivalents were maintained at the corporate office and not included in the accompanying combined financial statements. The Business generally has not had borrowings except advances from Eastman. Advances from Eastman represent intercompany debt agreements between Eastman and a subsidiary that is part of the Business. See Note 14.

2. Summary of Significant Accounting Policies

Principles of Combination

The accompanying combined financial statements include the accounts of the Business after elimination of intercompany accounts and transactions.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

The accompanying combined statements of operations, cash flows and owner’s equity (deficit) for the years ended December 31, 2002 and 2003, and for the period from January 1, 2004 through July 31, 2004, have been prepared on a carve-out basis (see Note 1).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. The most significant estimates reflected in the financial statements include environmental remediation, legal liabilities, deferred tax assets and liabilities and related valuation allowances, income tax accruals, pension and postretirement assets and liabilities, valuation allowances for accounts receivable and inventories, general insurance liabilities, asset impairments and related party transactions. Although management believes these estimates are reasonable, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents are defined as highly liquid investments with original maturities of 90 days or less. Amounts included as cash and cash equivalents in the accompanying combined balance sheet represent cash accounts held at certain of the Business’ foreign entities.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Business maintains allowances for doubtful accounts (the “allowances”) for estimated losses resulting from the inability of its customers to make required payments. The allowances are based on the number of days an individual receivable is delinquent and management’s regular assessment of the financial condition of the Business’ customers. The Business considers that a receivable is delinquent if it is unpaid after the terms of the related invoice have expired. The Business evaluates the allowance based on a monthly assessment of the aged receivables. Write-offs are done at the time a customer receivable is deemed uncollectible.

The Business participates in an agreement that allows Eastman to sell certain domestic accounts receivable under a planned continuous sale program to a third party. The agreement permits the sale of undivided interests in domestic trade accounts receivable, which Eastman continues to service until collection. As the sale program is part of Eastman’s centralized approach to cash management, the Business’ $40 million participation is classified as trade accounts receivable in the accompanying combined balance sheet.

Inventories

Inventories are valued at the lower of cost or market. The Business determines the cost of inventories in the United States by the last-in, first-out (LIFO) method. The cost of all other inventories, including inventories outside the United States, is determined by the average cost method, which approximates the first-in, first-out (“FIFO”) method. The Business writes down its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

Property, Plant and Equipment

The Business records property, plant and equipment at cost. Maintenance and repairs are charged to earnings; replacements and betterments that extend the useful life of the asset are capitalized. When the Business retires or otherwise disposes of assets, it removes the cost of such assets and related accumulated depreciation from the accounts. The Business records any profit or loss on retirement or other disposition in earnings. Depreciation expense is calculated based on historical cost and the estimated useful lives of the assets (building and building equipment 20 to 50 years, machinery and equipment 3 to 33 years), using the straight-line method.

Impaired Assets

The Business evaluates the carrying value of long-lived assets to be held and used, including definite-lived intangible assets, when events or changes in circumstances indicate that the carrying value may not be recoverable. Such events and circumstances include, but are not limited to, significant decreases in the market value of the asset, adverse change in the extent or manner in which the asset is being used, significant changes in business climate, or current or projected cash flow losses associated with the use of the assets. The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the projected cash flows discounted at a rate commensurate with the risk involved or by appraisal. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for disposal costs.

The Business adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002. The provisions of SFAS No. 142 require that goodwill and indefinite-lived intangible assets be tested at least annually for impairment and require reporting units to be identified for the purpose of assessing potential future impairments of goodwill. The carrying value of goodwill and indefinite lived intangibles is considered impaired when their fair value, as established by appraisal or based on undiscounted future cash flows of certain related products, is less than their carrying value. The Business conducts its annual testing of goodwill and indefinite-lived intangible assets for impairment in the third quarter of each year, unless events warrant more frequent testing.

Environmental Costs

The Business accrues environmental remediation costs when it is probable that the Business has incurred a liability and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Business accrues the minimum amount. This undiscounted accrued amount reflects the Business’s assumptions about remediation requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in health, safety, environmental, and chemical control regulations and testing requirements could result in higher or lower costs.

The Business also establishes reserves for closure/post-closure costs associated with the environmental and other assets it maintains. Environmental assets include land fills and solid waste management units. When these types of assets are constructed, a reserve is established for the future environmental costs anticipated to be

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

associated with the closure of the site based on an expected life of the environmental assets. These future expenses are charged into earnings over the estimated useful life of the assets. Currently, the Business estimates the useful life of each individual asset up to 50 years. If the Business changes its estimate of the asset retirement obligation costs or its estimate of the useful lives of these assets, the future expenses to be charged into earnings could increase or decrease.

Accruals for environmental liabilities are included in other long-term liabilities and exclude claims for recoveries from insurance companies or other third parties. Environmental costs are capitalized if they extend the life of the related property, increase its capacity, and/or mitigate or prevent future contamination. The cost of operating and maintaining environmental control facilities is charged to expense.

Litigation and Contingent Liabilities

The Business’ operations from time to time are parties to or targets of lawsuits, claims, investigations, and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are handled and defended in the ordinary course of business. The Business accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Business accrues the minimum amount. The Business expenses legal costs, including those expected to be incurred in connection with a loss contingency, as incurred.

Revenue Recognition and Customer Incentives

The Business recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured.

The Business records estimated obligations for customer programs and incentive offerings, which consist primarily of revenue or volume-based amounts that a customer must achieve over a specified period of time, as a reduction of revenue to each underlying revenue transaction as the customer progresses toward reaching goals specified in incentive agreements. These estimates are based on a combination of forecast of customer sales and actual sales volumes and revenues against established goals, the customer’s current level of purchases, Eastman’s knowledge of customer purchasing habits, and industry pricing practice. The incentive payment rate may be variable, based upon the customer reaching higher sales volume or revenue levels over a specified period of time in order to receive an agreed upon incentive payment.

Shipping and Handling Fees and Costs

Shipping and handling fees related to sales transactions are billed to customers and are recorded as sales revenue. Shipping and handling costs incurred are recorded in cost of sales.

Research and Development Costs

Research and development costs are expensed as incurred.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

Restructuring of Operations

The Business records restructuring charges incurred in connection with consolidation of operations, exited business lines, or shutdowns of specific sites. These restructuring charges generally will be substantially completed within 12 months, are based on costs associated with site closure, legal and environmental matters, demolition, contract terminations, severance or other costs directly related to the restructuring. The Business records severance charges for involuntary employee separations when the separation is probable and reasonably estimable. The Business records severance charges for voluntary employee separations ratably over the remaining service period of those employees.

Stock-Based Compensation

The employees of the Business participated in long-term compensation plans, sponsored by Eastman. As permitted by SFAS No. 123 “Accounting for Stock-Based Compensation,” the Business continues to apply intrinsic value accounting for its stock option plans. Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the stock at the date of grant over the amount an employee must pay to acquire the stock. The Business has adopted disclosure-only provisions of SFAS No. 123 and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123.” The Business’ pro forma net loss based upon the fair value at the grant dates for awards under Eastman’s plans are disclosed below.

	Years ended December 31		January 1, 2004 through July 31, 2004
	2002	2003
Net loss as reported	$(321,080)	$(501,846)	$(92,811)
Deduct: Additional stock-based employee compensation cost, net of tax, that would have been included in net loss under fair value method	435	465	184

Pro forma net loss	$(321,515)	$(502,311)	$(92,995)

Compensated Absences

The Business accrues compensated absences and related benefits as current charges to earnings in the period earned.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Business’ assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except for subsidiaries in which earnings are deemed to be permanently reinvested. The Business’ taxable income is included in Eastman’s consolidated U.S. federal income tax return. The benefit for income taxes for the Business’ has been determined using the separate return method.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

Translation of Non-U.S. Currencies

Where cash flows are primarily denominated in the local currency, foreign combined entities of the Business use the local currency as the functional currency. The effects of those entities remeasuring transactions denominated in currencies other than the functional currency are reflected in current earnings in other (income) charges, net. The effects of translating into U.S. dollars the operations of consolidated entities that use a foreign currency as the functional currency are included in comprehensive income (loss) and accumulated other comprehensive income (loss), a component of net owner’s equity (deficit).

Other Comprehensive Income

Other comprehensive income consists of cumulative translation adjustment. Because cumulative translation adjustment is considered a component of permanently invested, unremitted earnings of subsidiaries outside the United States, no taxes are provided on such amounts.

Risks and Uncertainties

The Business had manufacturing operations in ten countries, and in each country, the business was subject to varying degrees of risks and uncertainties. Eastman insures its business and assets against insurable risks in a manner that it deems appropriate. Because of its diversity, management believes that the risk of loss from non-insurable events in any one business or country would not have a material, adverse effect on its operations as a whole. Additionally, management believes there is no material concentration of risk within any single customer or supplier, or small group of customers or suppliers, except for Eastman, whose failure or nonperformance would materially affect the Business’ results.

3. Inventories

December 31, 2003
At FIFO or average cost (approximates current cost)
Finished goods	$71,676
Raw materials and supplies	33,256

Total inventories at FIFO or average cost	104,932
LIFO reserve	(2,614)

Total inventories	$102,318

Inventories valued on the LIFO method were approximately 52% of total inventory. LIFO inventory in the Resins segment is part of Eastman’s LIFO inventory pool. Accordingly, changes in the LIFO reserve were allocated based on cost of sales. The increase (decrease) in cost of sales that resulted from the allocation of changes in the Eastman LIFO reserve to Resins was $(2,136), $974 and $2,183 for the years ended December 31, 2002 and 2003, and for the period from January 1, 2004 through July 31, 2004, respectively. The Inks segment, which had its own LIFO pool, recorded decreases in cost of sales that resulted from decrements of $2,032 and $1,579 in 2002 and for the period from January 1, 2004 through July 31, 2004, respectively.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

4. Property Plant and Equipment

December 31, 2003
Properties at cost
Balance at beginning of year	$461,145
Capital expenditures	19,715
Currency translation adjustment	42,131
Deductions	(23,653)
Fixed asset impairments	(227,643)

Balance at end of year	$271,695

Properties
Land	$29,122
Buildings and equipment	62,271
Machinery and equipment	173,293
Construction in progress	7,009

271,695
Less: accumulated depreciation	141,443

Properties, net	$130,252

Accumulated Depreciation
Balance at beginning of year	$116,678
Provision for depreciation	17,011
Currency translation adjustment	26,179
Deductions	(18,425)

Balance at end of year	$141,443

Depreciation expense was $28,977, $17,011, and $4,070 for the years ended 2002 and 2003, and from January 1, 2004 to July 31, 2004, respectively. See Note 12 for additional information on asset impairments.

5. Goodwill and Intangible Assets

The Business adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002. The provisions of SFAS No. 142 prohibit the amortization of goodwill and indefinite-lived intangible assets; require that goodwill and indefinite-lived intangible assets be tested at least annually for impairment; require reporting units to be identified for the purpose of assessing potential future impairments of goodwill; and remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

In connection with the adoption of SFAS No. 142, the Business completed the impairment test for goodwill and intangible assets with indefinite useful lives. As a result of this impairment test, it was determined that the fair value of certain trademarks, as established by appraisal and based on discounted future cash flows, was less than the recorded value. Accordingly, the Business recognized goodwill impairment of $235,299 and an impairment charge for trademarks of $28,500 ($17,670 after-tax) in 2002 to reflect lower than previously expected cash flows from certain related products. This charge is reported in the Combined Statements of Operations as the cumulative effect of a change in accounting principle.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

The changes in the carrying amount of goodwill for the year ended December 31, 2002 and 2003 are as follows:

	Resins	Inks	Total
Goodwill balance at January 1, 2002	$60,000	$235,349	$295,349
Less: goodwill impairment recognized upon adoption of SFAS No. 142	(60,000)	(175,299)	(235,299)

Goodwill balance at December 31, 2002	—	60,050	60,050
Less: goodwill impairment	—	(60,050)	(60,050)

Goodwill balance at December 31, 2003	$—	$—	$—

Following are the Business’ amortizable intangible assets and indefinite-lived intangible assets. The difference between the gross carrying amount and net carrying amount for each item presented is attributable to accumulated amortization.

	At December 31, 2003
	Gross Carrying Amount	Net Carrying Amount
Amortizable intangible assets:
Developed Technology	$25,320	$3,588
Customer lists	12,948	1,753

	$38,268	$5,341

Indefinite-lived intangible assets:
Trademarks	5,542	5,542

	$43,810	$10,883

Total intangible amortization expense was $12,623, $7,226 and $416 for the years ended December 31, 2002 and 2003 and the period from January 1, 2004 to July 31, 2004, respectively. Amortization expense for the next five years is not significant to any one year.

Additional information regarding the impairment of intangibles and goodwill is available in Note 12.

6. Accounts Payable and Accruals

At December 31, 2003
Trade creditors	$48,724
Accrued payrolls, vacation, and variable-incentive compensation	11,983
Severance	4,566
Other	7,052

Total	$72,325

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

7. Retirement Plans

The employees of the RIM business participate in defined benefit plans sponsored by Eastman. Through Eastman, the RIM business also provided post-retirement health care and life insurance benefits for employees who meet the eligibility requirements of the plans. Retirees share in the cost of these benefits based on age and years of service. Eastman charges the RIM business for the costs of the plans through an allocation based on labor costs.

The following charges are included in the accompanying combined statements of operations:

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Pension plans	$2,119	$2,989	$2,007
Postretirement benefits	4,732	5,203	2,520

Defined Contribution Plans

The Business participates in Eastman’s defined contribution employee stock ownership plan (the “ESOP”), a qualified plan under Section 401(a) of the Internal Revenue Code, which is a component of the Eastman Investment Plan and Employee Stock Ownership Plan (“EIP/ESOP”). Eastman anticipates that it will make annual contributions for substantially all U.S. employees equal to 5% of eligible compensation to the ESOP, or for employees who have five or more prior ESOP contributions, to either the Eastman Stock Fund or other investment funds within the EIP. Employees may diversify to other investment funds within the EIP from the ESOP at anytime without restrictions. Charges for domestic contributions to the EIP/ESOP were $2,288, $2,394 and $1,379 for 2002, 2003 and for the period from January 1, 2004 through July 31, 2004, respectively.

8. Commitments

Purchase Obligations and Leases

At July 31, 2004, the Business participated in the centralized purchasing programs of Eastman for materials, supplies and energy incident to the ordinary conduct of business. Accordingly, no purchase obligations were directly related to the Business. The Business had various lease commitments for property and equipment under cancelable, non-cancelable and month-to-month operating leases totaling approximately $1,781 over a period of several years.

The obligations described above are in the following table:

Minimum Rentals Under Operating Leases
2004 Balance of Year	$302
2005	702
2006	472
2007	270
2008	22

Thereafter	13

$1,781

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

Rental expense including allocations from Eastman was $4,296, $4,430 and $1,886 for the years ended December 31, 2002 and 2003 and for the period from January 1, 2004 through July 31, 2004, respectively.

Other Guarantees

Guarantees and claims arise during the ordinary course of business from relationships with suppliers, customers and non-consolidated affiliates when the Business undertakes an obligation to guarantee the performance of others if specified triggering events occur. Non-performance under a contract could trigger an obligation of the Business. These potential claims include actions based upon alleged exposures to products, intellectual property and environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the Business’ consolidated financial position or liquidity.

Product Warranty Liability

The Business warrants to the original purchaser of its products that it will repair or replace without charge products if they fail due to a manufacturing defect. However, the Business’ historical claims experience has not been material. The estimated product warranty liability for the Business’ products as of July 31, 2004 is less than $1 million. The Business accrues for product warranties when it is probable that customers will make claims under warranties relating to products that have been sold and a reasonable estimate of the costs can be made.

9. Environmental Matters

Certain manufacturing sites generate hazardous and non-hazardous wastes, the treatment, storage, transportation, and disposal of which are regulated by various governmental agencies. In connection with the cleanup of various hazardous waste sites, the Business, along with many other entities, has been designated a potentially responsible party (“PRP”), by the U.S. Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act, which potentially subjects PRPs to joint and several liability for such cleanup costs. In addition, the Business will be required to incur costs for environmental remediation and closure and post-closure under the Federal Resource Conservation and Recovery Act. Adequate reserves for environmental contingencies have been established in accordance with the Business’ policies described in Note 2. Because of expected sharing of costs, the availability of legal defenses, and the Business’ preliminary assessment of actions that may be required, it does not believe its liability for these environmental matters, individually or in the aggregate, will be material to the Business’ consolidated financial position, results of operations or cash flows. The Business’ reserve for environmental contingencies was approximately $9,336 at December 31, 2003, representing management’s minimum or best estimate for remediation costs and other environmental cleanup issues.

10. Legal Matters

From time to time, the Business and its operations are parties to, or targets of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety and employment matters, which are being handled and defended in the ordinary course of business. While the Business is unable to predict the outcome of these matters, it does not believe, based upon currently available facts, that the ultimate resolution of

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

any such pending matters will have a material adverse effect on its overall financial condition, results of operations or cash flows. However, adverse developments could negatively impact earnings or cash flows in a particular future period.

11. Stock Option and Compensation Plans

The employees of the RIM business participated in various long term compensation plans, sponsored by Eastman, which provided for grants to employees of nonqualified stock options, incentive stock options, tandem and freestanding stock appreciation rights (“SAR’s”), performance shares and various other stock and stock-based awards. Certain of these awards may be based on criteria relating to Eastman performance as established by the Compensation and Management Development Committee of the Board of Directors of Eastman. The Eastman Omnibus Plan provided that options could be granted through May 2, 2007, for the purchase of Eastman common stock at an option price not less than 100% of the per share fair market value on the date of the stock option’s grant. Substantially all grants awarded under Eastman’s plans have been at option prices equal to the fair market value on the date of grant. Options typically vest in equal increments on either the first two or three anniversaries of the grant date and expire ten years after grant.

The fair value of each option is estimated by the Business on the grant date using the Black-Scholes-Merton option-pricing model, which requires input of highly subjective assumptions. Some of these assumptions used for grants in 2004, 2003, and 2002, respectively, include: average expected volatility of 28.0%, 27.90% and 27.57%; average expected dividend yield of 3.80%, 5.90% and 3.71%; and average risk-free interest rates of 3.46%, 3.50% and 5.06%. An expected option term of six years for all periods was developed based on historical experience information.

Because the Business’ employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

A summary of the status of the Business’ portion of Eastman’s stock option plans is presented below:

	2002		2003		January 1 to July 31, 2004
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding at beginning of year	159,900	$51.91	241,300	$50.32	354,700	$43.79
Granted	83,700	47.55	113,400	29.90	21,800	43.66
Exercised	(500)	42.75	—	—	(26,675)	29.90
Forfeited or cancelled	(1,800)	42.75	—	—	(7,700)	59.14

Outstanding at end of year	241,300	$50.32	354,700	$43.79	342,125	$44.69

Options exercisable at year-end	121,900		187,800		249,175

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted- Average Remaining Contractual Life		Weighted- Average Exercise Price	Number Exercisable at 12/31/03	Weighted- Average Exercise Price
$30	113,400	9.2	Years	$30	—	$—
$43-46	32,600	5.3	Years	46	32,600	46
$47-49	141,400	7.8	Years	48	87,900	49
$50-74	67,300	3.2	Years	57	67,300	57

	354,700	7.2	Years	$44	187,800	$51

12. Impairments and Restructuring Charges, Net

The following table summarizes the impairments and restructuring charges:

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Resins:
Fixed asset impairments	$1,700	$173,630	$30,304
Intangible asset impairments	—	77,517	—
Restructuring charges	3,003	6,838	4,522
Inks:
Fixed asset impairments	—	54,013	27,574
Intangible asset impairments	—	96,900	6,000
Goodwill impairments	—	60,050	—
Restructuring charges	3,040	3,889	2,707

Total	$7,743	$472,837	$71,107

Total asset impairments and restructuring charges, net	$7,743	412,787	71,107
Total goodwill impairments	—	60,050	—

Total	$7,743	$472,837	$71,107

Asset Impairments

In the third quarter 2003, Eastman reorganized the operating structure and changed its business strategy in response to the financial performance of certain underlying product lines. Those product lines include: acrylate ester monomers; composites (unsaturated polyester resins); inks and graphic arts raw materials; liquid resins; powder resins; and textile chemicals. Prior to the third quarter, management was pursuing growth strategies aimed at significantly improving the financial performance of these product lines. However, due to the continued operating losses and deteriorating market conditions, management decided to pursue alternative strategies including restructuring, divestiture, and consolidation. This change affected both the manner in which certain assets are used and the financial outlook for these product lines, thus triggering the impairments and certain restructuring charges.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

The 2003 fixed asset impairments charges of $227,643 primarily relate to assets associated with the above mentioned product lines, and primarily impact manufacturing sites in the North American and European regions that were part of the Lawter International, Inc. (“Lawter”), McWhorter Technologies, Inc (“McWhorter”), and Chemicke Zavody Sokolov (“Sokolov”) acquisitions. As the undiscounted future cash flows could not support the carrying value of the assets, the fixed assets were written down to fair value, as established primarily by appraisal.

The 2003 intangible asset impairments charges relate to definite-lived intangible assets of $127,417 and indefinite-lived intangible assets of approximately $47,000. The definite-lived intangible assets relate primarily to developed technology and customer lists, and the indefinite-lived intangible assets primarily relate to trademarks. These intangible assets were primarily associated with the acquisitions of Lawter and McWhorter. As the undiscounted future cash flows could not support the carrying value of the definite-lived intangible assets, these assets were written down to fair value, as established primarily by appraisal. Indefinite-lived intangible assets were written down to fair value, as established by appraisal.

In 2004, Eastman entered into an agreement to sell certain businesses and product lines of the RIM business to an investor group led by Apollo Management LP. The estimated sales proceeds for the net assets to be sold were less than their carrying value. As a result, the Business assessed the impairment under the “held in use” model and determined that the sum of undiscounted future cash flows would not support the carrying value of the assets. As such, fixed assets and intangible assets were written down to fair value and an impairment charge was recorded in the amount of $63,878.

Restructuring Charges

Restructuring charges in 2002 and 2003 of $6,043 and $10,727, respectively, consist primarily of severance charges related to actual and probable involuntary separations resulting from decisions as part of the restructuring of Eastman discussed above and the annual budgeting process. During 2003, terminations related to actual and probable involuntary separations totaled approximately 200 employees. As of the end of 2003, approximately 150 of these terminations had been incurred, with the remaining primarily relating to previously announced consolidation and restructuring activities of certain European manufacturing sites that were completed prior to July 31, 2004.

In 2004, the Business recognized $7,229 in restructuring charges which included severance charges primarily related to separations stemming from the Eastman’s voluntary termination program announced in April 2004 and additional site closure costs of $2,616 related primarily to previously announced closures of the Waterford, Ireland and Bury, UK manufacturing facilities.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

The following table summarizes the charges and changes in estimates described above, other asset impairments and restructuring charges, the non-cash reductions attributable to asset impairments, and the cash reductions in shutdown reserves for severance costs and site closure costs paid:

	Balance at January 1, 2002	Provision/ Adjustments	Non-cash Reductions	Cash Reductions	Balance at December 31, 2002
Non-Cash Charges	$—	$1,700	$(1,700)	$—	$—
Severance costs	—	—	—		—
Site closure costs	—	6,043	—	(2,797)	3,246
Total	$—	$7,743	$(1,700)	$(2,797)	$3,246

	Balance at January 1, 2003	Provision/ Adjustments	Non-cash Reductions	Cash Reductions	Balance at December 31, 2003
Non-Cash Charges	$—	$462,110	$(462,110)	$—	$—
Severance costs	—	7,727	—	(3,161)	4,566
Site closure costs	3,246	3,000	—	(6,246)	—
Total	$3,246	$472,837	$(462,110)	$(9,407)	$4,566

	Balance at January 1, 2004	Provision/ Adjustments	Non-cash Reductions	Cash Reductions	Balance at July 31, 2004
Non-Cash Charges	$—	$63,878	$(63,878)	$—	$—
Severance costs	4,566	4,613		(8,475)	704
Site closure costs	—	2,616	—	(2,616)	—
Total	$4,566	$71,107	$(63,878)	$(11,091)	$704

13. Other Non-operating (Income) Expense, Net

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Other income	$(674)	$(2,158)	$(707)
Foreign exchange transaction (gains) losses	(1,363)	(1,183)	681
Other expenses	582	4,019	541

Total	$(1,455)	$678	$515

14. Transactions With Related and Certain Other Parties

Related Parties

The Business has entered into transactions with Eastman. Purchases from Eastman were approximately $43,000 for 2002, $43,000 for 2003, and $27,000 for the period from January 1, 2004 through July 31, 2004. See Note 2 regarding expenses allocated to the Business from Eastman. However, these transactions are not necessarily indicative of the costs and expenses that would have resulted if the RIM business had been operating as a separate entity.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

Advances from Eastman

Advances from Eastman are long-term notes payable supported by contractual agreements, primarily a $536,000 note from Lawter International, Inc., a subsidiary included in the RIM business. All principal was due on May 1, 2009. Interest was payable annually at an interest rate equal to the one-month LIBOR. On July 31, 2004, the outstanding principal and interest balances were settled by a contribution to owner’s equity (deficit) by Eastman.

15. Income Taxes

Components of loss before the provision (benefit) for U.S. and other income taxes follow:

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Loss before income taxes
United States	$(91,915)	$(462,582)	$(67,107)
Outside the United States	(7,773)	(103,734)	(24,405)

Total	$(99,688)	$(566,316)	$(91,512)

Provision (benefit) for income taxes
United States
Deferred	$(33,118)	$(61,487)	$—
Non-United States
Current	3,564	1,858	1,737
Deferred	818	433	(438)
State and other
Deferred	(2,841)	(5,274)	—

Total	$(31,577)	$(64,470)	$1,299

Differences between the provision (benefit) for income taxes and income taxes computed using the U.S. federal statutory income tax rate follow:

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Amount computed using the statutory rate	$(34,891)	$(198,211)	$(32,029)
State income taxes, net	(2,841)	(12,020)	(1,988)
Foreign rate variance	1,462	10,677	(3,585)
Goodwill impairment	—	21,018	—
Valuation allowance	5,641	113,978	39,029
Other	(948)	88	(128)

Provision (benefit) for income taxes	$(31,577)	$(64,470)	$1,299

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

The significant components of deferred tax assets and liabilities follow:

December 31, 2003
Deferred tax assets
Depreciation	$10,204
Purchase accounting	7,674
Net operating loss carry forwards	112,168
Other	6,763

Total deferred tax assets	136,809
Less valuation allowance	(113,846)

Deferred tax assets less valuation allowance	$22,963

Deferred tax liabilities
Depreciation	$13,072
Inventories	5,136
Purchase accounting adjustments	6,573
Other	7,655

Total deferred tax liabilities	$32,436

Net deferred tax liabilities	$9,473

For certain consolidated foreign subsidiaries, income and losses directly flow through to taxable income in the United States. These entities are also subject to taxation in the foreign tax jurisdictions. Net operating loss carryforwards exist to offset future taxable income in foreign tax jurisdictions and valuation allowances are provided to reduce deferred related tax assets if it is more likely than not that this benefit will not be realized. Changes in the estimated realizable amount of deferred tax assets associated with net operating losses for these entities could result in changes in the deferred tax asset valuation allowance in the foreign tax jurisdiction. At the same time, because these entities are also subject to tax in the United States, a deferred tax liability for the expected future taxable income will be established concurrently. Therefore, the impact of any reversal of valuation allowances on consolidated income tax expense will only be to the extent that there are differences between the United States statutory tax rate and the tax rate in the foreign jurisdiction.

At December 31, 2003, net operating loss carryforwards totaled $330,000. Of this total, $300,000 will expire in 3 to 20 years; $30,000 will never expire.

16. Segment Information

Using guidelines set forth in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Business has identified two reportable segments based on product line information: Resins and Inks.

Resins and Monomers (“Resins”)

The Resins segment manufactures materials for the coatings, composites, acrylics, and textile industries from 11 facilities in North America and Europe.

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

Inks

The Inks segment produces a variety of specialty polymers and other ink products through 6 facilities in North America, Europe and Asia.

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Revenues:
Resins	$454,612	$490,534	$336,059
Inks	196,453	187,815	104,092

Total	$651,065	$678,349	$440,151

Operating loss:
Resins	$(67,341)	$(314,323)	$(42,768)
Inks	(21,842)	(240,163)	(43,030)

Total	$(89,183)	$(554,486)	$(85,798)

Depreciation expense:
Resins	$21,075	$13,768	$2,428
Inks	7,902	3,243	1,642

Total	$28,977	$17,011	$4,070

Capital expenditures:
Resins	$34,731	$13,003	$7,409
Inks	15,042	6,712	3,154

Total	$49,773	$19,715	$10,563

At December 31, 2003
Assets:
Resins	$253,686
Inks	130,299

Total	$383,985

RESINS, INKS AND MONOMERS BUSINESS

OF EASTMAN CHEMICAL COMPANY

Notes to the Combined Financial Statements—(Continued)

(Dollars in thousands)

	Years ended December 31,		January 1, 2004 through July 31, 2004
	2002	2003
Geographic Information
Revenues:
United States	$361,237	$334,502	$216,854
All foreign countries	289,828	343,847	223,297

Total	$651,065	$678,349	$440,151

At December 31, 2003
Property, plant and equipment, net
Unites States	$36,813
All foreign countries	93,439

Total	$130,252

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

UNAUDITED COMBINED INTERIM STATEMENTS OF OPERATIONS

	Three months ended March 31,
	2005	2004
Net sales	€147,139	€134,947
Cost of goods sold	121,553	110,832

Gross margin	25,586	24,115

Distribution expense	4,318	3,993
Marketing expense	8,301	8,080
General and administrative expense	5,332	4,435
Research and development expense	2,832	2,698
Impairment of long-lived assets	0	2,317
Restructuring expense	608	353
Other operating expense, net	216	203

Income from operations	3,979	2,036
Other non-operating (expense) income	(38)	498
Interest expense, net	(604)	(508)
Affiliated interest income (expense), net	76	(65)

Income before income taxes, minority interest and equity in earnings of joint venture	3,413	1,961
Income tax expense	1,653	682

Income before minority interest and equity in earnings of joint venture	1,760	1,279
Minority interest loss, net of tax	(65)	(8)

Net income	€1,695	€1,271

Comprehensive income	€1,997	€2,379

The accompanying notes are an integral part of these Unaudited Combined Interim Financial Statements.

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

UNAUDITED COMBINED INTERIM BALANCE SHEETS

	Unaudited March 31, 2005	Audited December 31, 2004
ASSETS
Current Assets:
Cash and cash equivalents	€7,871	€5,807
Accounts and notes receivable, net of allowance for doubtful accounts of €4,737 in 2005 and €4,194 in 2004	104,049	100,279
Accounts receivable from affiliates	17,422	17,319
Inventories, net of reserves of €1,340 in 2005 and €988 in 2004
Finished goods and work-in-process goods	53,776	46,363
Raw materials	32,602	32,271
Deferred income taxes, net	1,858	1,677
Prepaid tax expense	1,736	1,467
Other current assets	4,098	2,994

Total current assets	223,412	208,177
Property, plant and equipment, net	171,540	173,019
Goodwill	8,481	8,551
Other intangible assets	9,302	10,884
Deferred income taxes, net	1,664	2,098
Investments and other long-term assets	2,651	2,626

Total assets	€417,050	€405,355

LIABILITIES AND OWNER’S NET INVESTMENT
Current Liabilities:
Accounts payable	€45,331	€52,805
Accounts payable to affiliates	33	729
Debt payable within one year	28,400	25,353
Deferred income taxes, net	3,939	3,848
Accrued income tax	1,574	916
Accrued payroll and related withholdings	8,773	7,426
Other current liabilities	21,714	10,509

Total current liabilities	109,764	101,586
Long-term debt, net of current portion	26,329	28,204
Pensions and employees’ severance indemnities	81,580	80,490
Deferred income taxes, net	20,258	19,399
Other long-term liabilities	2,135	4,223
Minority interest	1,496	1,431

Total liabilities	241,562	235,333

Owner’s net investment	€175,488	€170,022

Total liabilities and owner’s net investment	€417,050	€405,355

The accompanying notes are an integral part of these Unaudited Combined Interim Financial Statements.

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

UNAUDITED COMBINED INTERIM STATEMENTS OF CHANGES IN OWNER’S

NET INVESTMENT AND COMPREHENSIVE INCOME (LOSS)

Owner’s Net Investment
Balance, January 1, 2005	€170,022

Comprehensive income
Net income	1,695
Foreign currency translation adjustments	355
Minimum pension liability (net of €35 tax)	(53)

Total comprehensive income	€1,997

Capital contributions
Workers council agreement contribution	4,000
Push down of trade tax and corporation tax expenses (benefits) retained by Rütgers	(577)
Other equity increase	46

Balance, March 31, 2005	€175,488

The accompanying notes are an integral part of these Unaudited Combined Interim Financial Statements.

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

UNAUDITED COMBINED INTERIM STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2005	2004
Cash flows from operating activities:
Net income	€1,695	€1,271

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Impairment of long-lived assets	0	2,317
Depreciation and amortization expense	5,997	6,600
Loss (gain) on sale of assets	180	(14)
Deferred income taxes	1,460	(2,359)
Other non-cash adjustments	132	123
Push down of parent company expenses (benefits)	(531)	3,175
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(4,030)	(1,102)
Inventories	(7,063)	(2,204)
Accounts payable	(8,775)	(4,493)
Income taxes	388	844
Other assets	(1,083)	(2,095)
Other liabilities	12,479	6,480
Other non-current assets and liabilities	(1,060)	(28,647)

Net cash provided by (used in) operating activities	(211)	(20,104)
Cash flows from investing activities:
Capital expenditures	(2,750)	(4,080)
(Purchase) Proceeds from sale of business	0	(134)
Proceeds from the sale of assets	64	321

Net cash (used in) provided by investing activities	(2,686)	(3,893)
Cash flows from financing activities:
Dividends paid to minorities	0	(134)
Transactions with Rütgers	811	(72,806)
Transactions related to Bozzetto	0	101,600
Workers council agreement contribution	4,000	0
Net short term borrowings	1,345	3,399
Repayments (proceeds) from long-term borrowings	0	101
Repayments of financing activities	(1,290)	(3,785)

Net cash provided by financing activities	4,866	28,375
Effect of exchange rate fluctuations on cash and cash equivalents	95	109
Net change in cash and cash equivalents	2,064	4,487
Cash and cash equivalents at beginning of period	5,807	5,385

Cash and cash equivalents at end of period	€7,871	€9,872

The accompanying notes are an integral part of these Unaudited Combined Interim Financial Statements.

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

Notes to the Unaudited Combined Interim Financial Statements

Note 1—Bakelite, its Operations and Basis of Presentation

The Resin Business of the Bakelite Group (“Bakelite”), wholly owned by Rütgers and, ultimately, RAG AG, manufactures and distributes epoxy and phenolic resins as well as moulding compounds in facilities located in Europe, North America, and Asia.

The Combined Interim Financial Statements of Bakelite, prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), as of and for the periods presented include all assets, liabilities, revenues, expenses and cash flows directly attributable to the Resin Business of the Bakelite Group, subject to the elimination of intercompany accounts and transactions. In addition, certain expenses of Rütgers and the utilization of certain tax benefits by Rütgers are included in the unaudited Combined Interim Financial Statements in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 54, Push Down Basis of Accounting Required in Certain Limited Circumstances (“SAB 54”). The expenses pushed down in the Combined Interim Financial Statements primarily relate to certain tax expenses, and tax benefits and cost of administrative services provided to Bakelite by Rütgers. The effects of common control transactions, to the extent appropriate, are also reflected as a component of equity.

The Combined Interim Financial Statements do not include the non-resin business of Bakelite, specifically Giovanni Bozzetto S.p.A. and its subsidiaries (“Bozzetto”). In relation to Bakelite, Bozzetto was dissimilar in its nature of business, autonomously managed and financed, and had no significant common facilities and costs. Dividends received from Bozzetto, net of related taxes, and the cash proceeds received from the sale of Bozzetto to private equity investors in February 2004 have been presented as capital contributions in the unaudited Combined Statements of Changes in Owner’s Net Investment. Cash flows associated with Bozzetto have been characterized as financing transactions with Rütgers in the unaudited Combined Statements of Cash Flows.

Transactions between Bakelite and other RAG AG companies, including Rütgers, have been identified in the Unaudited Interim Combined Financial Statements as transactions between related parties.

The remaining outstanding shares of Bakelite Ibérica S.A. were acquired for €134 in March 2004 from a third party. In May 2004, the remaining outstanding shares of Bakelite Italia S.p.A. (€159) and Bakelite Polymers UK Ltd. (for consideration of less than €1) were acquired from Rütgers. The difference between the purchase price and the minority interest carrying value was recorded as a capital contribution from Rütgers.

At the end of 2004, all appropriate corporate bodies of Bakelite approved an agreement for the sale of the shares of Bakelite AG to Borden Chemical, Inc. (Note 10).

Note 2—Significant Accounting Policies

The Combined Interim Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which Bakelite’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the US have been condensed or omitted pursuant to Securities and Exchange Commission (“SEC”) accounting rules and regulations. The result of operations for the three months ended March 31, 2005 may not necessarily be indicative of the operating results that may be incurred for the entire year. The Combined Interim Financial Statements contained herein should be read in conjunction with the Combined Financial Statements and notes thereto for the years ended December 31, 2004.

Consolidation of Variable Interest Entities (FIN 46R). FIN 46 R includes additional new scope exceptions, revised requirements on how to evaluate sufficiency of equity at risk, and quantification and allocation of an

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

Notes to the Unaudited Combined Interim Financial Statement—(Continued)

entity’s economic risks and rewards. Bakelite, as a non-public entity (as defined under FIN 46R) was required to apply this interpretation in its entirety as of January 1, 2005 and immediately to variable interest entities created or modified on or after January 1, 2004. The adoption of FIN 46R did not have a material impact on the financial position, results of operations or cash flows.

Note 3—Impairment of long-lived assets

The impairment recorded in the first quarter at 2004 at Bakelite AG relates to the steam production plant supplied by EVO. In 2003, Bakelite decided that the steam production from a planned formaline plant would be sufficient to supply its steam needs.

In April 2004, Bakelite, Rütgers Chemicals AG (“RC”), a wholly owned subsidiary of Rütgers, and the lessor entered into a tripartite agreement to transfer Bakelite’s benefits and obligations under the lease arrangement to RC. The steam plant, as an asset to be distributed to RC, was reduced to its fair value prior to the transfer. As such, an impairment loss of €2,317 was recognized at the time management determined the steam plant would be transferred to RC, as the carrying amount of the asset exceeded its fair value.

Note 4—Pensions and employees’ severance indemnities

Bakelite maintains various defined benefit and defined contribution pension plans covering its employees worldwide. In Germany, these plans are based on fixed benefits (defined benefit pension plans), while in certain other countries, there are defined contribution pension plans. Furthermore, the Italian and Korean subsidiaries provide severance indemnity benefits to employees.

The benefit plans are unfunded. The net cost of the defined benefit pension plans and employee severance indemnities recognized for the three month periods ended March 31, 2005 and 2004 consisted of the following components:

	Three months ended March 31,
	2005	2004
Service Cost	€638	€654
Interest Cost	962	1,048
Amortization of transition obligation	0	0
Amortization of net (gain) loss	32	3

Total	€1,632	€1,705

At December 31, 2003, Bakelite and Rütgers agreed to transfer certain pension obligations for retirees from Bakelite to Rütgers for a payment of €33,535, which was based on the German GAAP pension obligation. Although the agreement was made, the obligation will not be released until individual employees release Bakelite as primary obligor. The transfer and settlement of a portion of the obligation took place during 2004, when the majority of the pensioners released Bakelite as primary obligor. The remaining pensioners are not expected to release Bakelite as primary obligor.

As a result of the pension transfer Bakelite’s projected benefit obligation as of December 31, 2004, reduced by €32,339 for the year ended December 31, 2004, which consisted of €29,087 accrued pension cost, and €3,252 unrecognized loss. The difference between the €27,472 agreed payment and €29,087 of accrued pension cost for those employees was recorded as a capital contribution of €1,615 during the year ended December 31, 2004.

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

Notes to the Unaudited Combined Interim Financial Statement—(Continued)

Note 5—Income taxes

Income tax expense 2004—Bakelite has recorded a tax expense as of March 31, 2004 of €682, resulting in an effective tax rate of 34.8%. The items causing a difference in the effective tax rate from the statutory tax rate of 39.9% are non deductible expenses, income being taxed in jurisdictions less that the statutory rate of the 39.9% and a reduction in income tax rates in several countries. Because Bakelite is in a net deferred tax liability position, the reduction in tax rates resulted in a benefit being recorded to tax expenses.

Income tax expense 2005—Bakelite has recorded a tax expense as of March 31, 2005 of €1,653 resulting in an effective tax rate of 48.45%. The items causing a difference in the effective tax rate from the statutory tax rate of 39.9% are non deductible expenses, valuation allowances and additional local and municipal taxes accrued in Italy.

Note 6—Restructuring provisions

Restructuring Project 2003. In November 2003 Bakelite initiated a restructuring program designed to improve operating efficiency of its worldwide facilities and reduce the fixed-cost base of primarily the German and Italian operations. This goal will be achieved by headcount reductions, salary adjustments and streamlining of manufacturing and general administrative functions. Total costs incurred for involuntary terminations were €353 for the three month period ended March 31, 2004, which are recorded in Restructuring expense in the Combined Statements of Operations.

Restructuring Project 2005. In 2005, Bakelite initiated additional restructuring activities designed to increase profitability through structural changes and process improvement in Italy. The restructuring plan consists of reducing headcount and streamlining processes. Bakelite Italy has scheduled a total headcount reduction of 16 employees. As of March 31, 2005 a headcount reduction was achieved through involuntary terminations of 6 employees. Total costs incurred for involuntary terminations (quantity of 16 employees) were €608.

The following table reflects the changes in the restructuring provisions for the three months ended March 31, 2005 and 2004:

	Restructuring Project 2005	Restructuring Project 2003	Total
Three Months Ended March 31, 2004
January 1, 2004	€0	€883	€883
Additions	0	353	353
Utilization	0	(632)	(632)

March 31, 2004	€0	€604	€604

Three Months Ended March 31, 2005
January 1, 2005	0	416	416
Additions	608	0	608
Utilization	(188)	(185)	(373)

March 31, 2005	€420	€231	€651

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

Notes to the Unaudited Combined Interim Financial Statement—(Continued)

Note 7—Guarantees and Indemnifications

Standard Guarantees / Indemnifications: In the ordinary course of business, Bakelite enters into numerous agreements that contain standard guarantees and indemnities whereby Bakelite indemnifies another party for, among other things, breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property, (iv) long-term supply agreements and (v) agreements with public authorities on subsidies received for designated research and development projects. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements, (iv) vendors or customers in long-term supply agreements and (v) governments or agencies subsidizing research or development.

Bakelite has not entered into any significant agreements subsequent to January 1, 2003 that would require it, as a guarantor, to recognize a liability for the fair value of obligations it has undertaken in issuing the guarantee.

Subsidiary Guarantees: Bakelite AG has issued letters of comfort for €10,818 of bank debt of several non-German subsidiaries. In addition, Bakelite AG guarantees the open payables from certain vendors of Bakelite Korea and Bakelite s.r.o. related to the purchase of raw materials.

Furthermore, Rütgers has issued letters of comfort for bank and lease debt and other liabilities of Bakelite AG, Bakelite Italia, Bakelite Korea, Bakelite Oy and Bakelite UK for liabilities totalling €39,629 at March 31, 2005. These letters of comfort are intended to be terminated prior to the consummation of the sale of Bakelite to Borden Chemical, Inc. (Note 10).

The purchase agreement for the acquisition of order books from Neste-Meerbeck contained contingent consideration of €1,398 as of March, 31, 2005.

Warranties: Bakelite does not make express warranties on its products, other than that they comply with Bakelite’s specifications; therefore, Bakelite does not record a warranty liability. Adjustments for product quality claims are not material and are charged against sales revenue.

Note 8—Commitments and Contingencies

Environmental commitments and contingencies. Bakelite has responsibilities for environmental cleanup under various state, local and federal laws in the countries in which it operates as a result of Bakelite’s operations that involve the use, handling, processing, storage, transportation and disposal of hazardous materials. Based on management’s estimates, which are determined through historical experience, Bakelite has recorded liabilities of €264 and €724 at March 31, 2005 and March 31, 2004, respectively, for all probable and estimable environmental remediation activities. These accruals primarily represent two cases at the Solbiate, Italy site where remediation was performed for asbestos-containing materials identified on site and where remediation was assessed by local authorities for cumene contamination discovered. The removal of asbestos-containing materials for insulation on pipeline began in 2003 and was finalized in August 2004. This removal was not required under local law but was carried out voluntarily. The cumene contamination was discovered in 1998 and remediation began in 2000 after investigations by Bakelite and the authorities were finalized. During 2003, it was determined that the remediation procedures carried out since 1998 would be insufficient and further remediation would be required. Based on an agreement with the authorities, the current remediation measures are to be finalized by 2007 and will be performed in stages in the contaminated area. Parallel to the remediation measure, a

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

Notes to the Unaudited Combined Interim Financial Statement—(Continued)

groundwater monitoring program has been started in 1999 and is ongoing. The accrual contains costs for both the remediation and the monitoring program. For both of these cases management believes the accruals are sufficient to meet the remediation and monitoring activities. Furthermore, management believes it is remote that further remediation or assessments will be made with regard to these contaminations.

The following table summarizes the activity in Bakelite’s accrued obligations for environmental matters for the three months ended March 31, 2005 and 2004:

	March 31	March 31
	2005	2004
Accrued obligations for environmental matters
Balance at January 1	€288	€760
Charges against reserve	(24)	(36)

Total accrued obligations for environmental matters	€264	€724

At the Bakelite’s site in Duisburg, Germany, a significant tar contamination is located underneath Bakelite’s facilities that are shared with Rütgers Chemicals AG, a subsidiary of Rütgers. This contamination resulted from the demolition of a tar distillation facility located on that site. Although Rütgers Chemicals AG and Bakelite are in discussion with local authorities concerning a proposed remediation plan, the scope and extent of that plan and the costs of its possible implementation are not yet reasonably estimable. For the past 10 years Bakelite has taken part in investigation activities to determine the environmental impact of the tar pollution. These costs of investigation have been contractually shared by Rütgers Chemicals AG (70%) and by Bakelite (30%). Management believes it is unlikely that Bakelite will have to take extensive actions for remediation. If extensive actions were to be required by the local authorities, management estimates the range of exposure to be between €200—€500 a year and the cost will be borne by Rütgers Chemicals AG after the acquisition of Bakelite by Borden (except for a portion of up to €180 per year between 2005 and 2007, which will be borne by Bakelite).

For all other environmental risks to which Bakelite is exposed, management believes it is remote that litigation, assessments or claims will be filed against Bakelite in the future. Management believes these environmental risks cannot be estimated as there has been no indication of required remediation or possible future litigation. However, if litigation or remediation is threatened, the assessment could have a material affect on Bakelite’s results of operations or cash flows in the period of assessment.

Rütgers contractually agreed to provide indemnifications to Borden Chemicals, Inc. with respect to certain environmental liabilities. These indemnifications will be subject to exceptions and limitations.

Customer claims and other litigation. In addition to the environmental-related legal matters discussed above, Bakelite is subject to various product liability, commercial and employment litigation and other legal matters which are considered to be in the ordinary course of business. Bakelite has reserved €384 and €360 at March 31, 2005 and December 31, 2004, respectively, relating to an accident at a plant in Spain and the infringement of a patent in Finland. Furthermore the main German subsidiary faces several pending legal actions initiated by employees for protection against dismissal.

A claim has been filed against the Spanish subsidiary regarding an accident at the Salcedo Plant which caused the death of an employee of an external contractor. Management has assessed that an unfavorable outcome is probable and has recorded an accrual for the pending claim. In 2001, Ruutteri Oy filed a claim against

Resin Business of the Bakelite Group

(Euro amounts in thousands unless otherwise stated)

Notes to the Unaudited Combined Interim Financial Statement—(Continued)

Bakelite Oy, for the infringement of a patent. Bakelite filed a lawsuit to nullify the patent, which was dismissed. Therefore an unfavorable outcome is probable, and an accrual has been recorded for the estimated settlement amount. Bakelite has not taken into consideration insurance coverage or any anticipated recoveries from third parties in determining the reserve for legal matters.

In Italy, there have been several civil law claims filed against Bakelite related to asbestos-containing materials that were used in production. Italian regulations provide a general fund to pay damages related to asbestos claims by employees, former employees or surviving family members. The surviving family members of two former employees have initiated legal claims against Bakelite, in addition to their claim against the general fund. It is currently unclear whether a claim against Bakelite will be accepted by the Court, or to what damages Bakelite may be exposed. Furthermore, there is another asbestos related employee claim against the Spanish subsidiary. For all of the asbestos related claims, management has assessed the outcome of the litigation to be favorable, and therefore no accrual has been recorded by Bakelite.

For all other legal matters outstanding, most of which are related to product liability, management believes it is remote the outcome will be unfavorable and thus has not recorded an accrual.

Note 9—Related Parties

In 2004, and effective in the first quarter of 2005, an agreement was reached between Rütgers, Bakelite AG, and the Company’s workers council to compensate certain Bakelite employees for economic impacts relating to the cancellation of certain old workers council agreements. Based on the new compensation agreement, Rütgers has contributed € 4,000 to Bakelite for the costs that will be paid out by Bakelite to its affected employees.

Note 10—Subsequent events

On April 12, 2005 the European Commission cleared the proposed acquisition of Bakelite AG by Borden Chemical, Inc. which is owned by affiliates of the private investment firm Apollo Management, L.P., subject to conditions. The Commission found that the proposed transaction could give rise to competition concerns in the fields of phenolic resins for refractory materials and reactive diluents for epoxy systems. However, the parties have offered remedies that alleviate the concerns identified by the Commission. Specifically, the parties agreed to license a “technology package” to their customers, who could then sub-license it to alternative suppliers. In addition, the parties offered to enter into long term supply agreements to secure supply and pricing conditions for Cardura™, a specific type of diluent, with any direct customer which uses it in epoxy formulated systems.

Borden Chemical, Inc. on April 29, 2005 announced it has completed its acquisition of Bakelite AG from its parent company, Rütgers AG. The Bakelite business will continue to be headquartered in Iserlohn-Letmathe, Germany. Upon completion of those transactions, the new combined company will be named Hexion Specialty Chemicals, Inc. “Hexion” Completion of the combination is subject to customary closing conditions including certain regulatory approvals. Borden Chemical, Resolution Performance Products LLC, Resolution Specialty Materials LLC and Bakelite AG will continue to operate independently until those conditions are satisfied.

Under sale and transfer agreements dated May 2005, Bakelite AG has sold an interest of 99.9% in Bakelite s.r.o., Czech Republic, to National Borden Chemical Germany GmbH and all shares in Bakelite North America Holding Corp. to Borden Chemical, Inc., Columbus/Ohio.

Report of Independent Auditors

To the Supervisory Board and the Owners of the Resin Business of the Bakelite Group:

We have audited the accompanying Combined Balance Sheets of the Resin Business of the Bakelite Group (“Bakelite”) as of December 31, 2004 and 2003, and the related Combined Statements of Operations, Changes in Owner’s Net Investment and Comprehensive Income (Loss) and of Cash Flows for the years ended December 31, 2004, 2003 and 2002. These Combined Financial Statements are the responsibility of Bakelite’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Combined Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Combined Financial Statements referred to above present fairly, in all material respects, the financial position of the Resin Business of the Bakelite Group at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the Combined Financial Statements, effective January 1, 2002, the Resin Business of the Bakelite Group changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Düsseldorf, April 29, 2005

PwC Deutsche Revision

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

/s/ E. Sprinkmeier	/s/ ppa. Mosko
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Accountant]	[German Public Accountant]

Resin Business of the Bakelite Group

COMBINED STATEMENTS OF OPERATIONS

(Euro amounts in thousands unless otherwise stated)

	Year ended December 31,
	2004	2003	2002
Net sales	€560,203	€515,232	€503,987
Cost of goods sold	460,469	430,374	400,554

Gross margin	99,734	84,858	103,433

Distribution expense	15,154	15,725	16,197
Marketing expense	33,736	37,397	33,452
General and administrative expense	20,664	24,961	22,396
Research and development expense	11,456	12,258	11,981
Impairment of long-lived assets	10,058	20,701	4,079
Goodwill impairments	5,883	—	2,920
Restructuring expense	573	1,650	270
Other operating expense, net	1,702	4,085	1,834

Income (loss) from operations	508	(31,919)	10,304
Other non-operating income (expense)	559	(338)	(176)
Interest expense, net	(3,173)	(3,398)	(2,924)
Affiliated interest income (expense), net	621	(661)	(1,288)

Income (loss) before income taxes	(1,485)	(36,316)	5,916
Income tax (expense) benefit	(661)	11,096	(3,160)

(Loss) income before minority interest and equity in earnings of joint venture	(2,146)	(25,220)	2,756
Minority interest (loss) net of tax	(94)	(18)	(5)
Equity in (loss) earnings of joint venture	(5)	326	1,282

(Loss) income before cumulative effect of change in accounting principle	(2,245)	(24,912)	4,033
Cumulative effect of change in accounting principle	—	—	(4,381)

Net (loss)	€(2,245)	€(24,912)	€(348)

Comprehensive income (loss)	€(1,096)	€(28,694)	€(1,505)

The accompanying notes are an integral part of these Combined Financial Statements.

Resin Business of the Bakelite Group

COMBINED BALANCE SHEETS

(Euro amounts in thousands unless otherwise stated)

	December 31,
	2004	2003
ASSETS
Current Assets:
Cash and cash equivalents	€5,807	€5,385
Accounts and notes receivable, net of allowance for doubtful accounts of €4,194 in 2004 and €3,161 in 2003	100,279	90,562
Accounts receivable from affiliates	17,319	1,512
Inventories, net of reserves of €988 in 2004 and €1,596 in 2003
Finished and in-process goods	46,363	40,929
Raw materials	32,271	25,841
Deferred income taxes, net	1,677	2,028
Prepaid tax expense	1,467	8,318
Other current assets	2,994	1,903

Total current assets	208,177	176,478

Property, plant and equipment, net	173,019	190,632
Goodwill	8,551	14,764
Other intangible assets	10,884	20,025
Deferred income taxes	2,098	1,642
Investments and other long-term assets	2,626	3,790

Total assets	€405,355	€407,331

LIABILITIES AND OWNER’S NET INVESTMENT
Current Liabilities:
Accounts payable	€52,805	€43,067
Accounts payable to affiliates	729	20,147
Debt payable within one year	25,353	21,697
Deferred income taxes, net	3,848	14,398
Accrued income tax	916	6,279
Accrued payroll and related withholdings	7,426	7,750
Other current liabilities	10,509	16,896

Total current liabilities	101,586	130,234

Long-term debt, net of current portion	28,204	43,320
Pensions and employees’ severance indemnities	80,490	106,827
Deferred income taxes, net	19,399	15,215
Other long-term liabilities	4,223	9,738
Minority interest	1,431	1,891

Total liabilities	235,333	307,225
Commitments and contingencies (Note 13)
Owner’s net investment	170,022	100,106

Total liabilities and owner’s net investment	€405,355	€407,331

The accompanying notes are an integral part of these Combined Financial Statements.

Resin Business of the Bakelite Group

COMBINED STATEMENTS OF CHANGES IN OWNER’S NET INVESTMENT AND

COMPREHENSIVE INCOME (LOSS)

(Euro amounts in thousands unless otherwise stated)

Owner’s Net Investment
Balances, January 1, 2002	€118,863

Comprehensive loss
Net loss	(348)
Foreign currency translation adjustments	(778)
Minimum pension liability (net of €251 tax)	(379)

Total comprehensive loss	€(1,505)
Capital contribution
Payment of dividends by Bozetto S.p.A., net of distributions to minority shareholders	5,417
Push down of trade tax expenses retained by Rütgers	1,042
Other equity increases	1,026
Dividend distribution to Rütgers	(10,715)

Balance, December 31, 2002	€114,128

Comprehensive loss
Net loss	(24,912)
Foreign currency translation adjustments	(1,558)
Minimum pension liability (net of €1,552 tax)	(2,224)

Total comprehensive loss	€(28,694)

Capital contributions
Funding under profit and loss transfer agreements with Rütgers	16,341
Payment of dividends by Bozetto S.p.A., net of distributions to minority shareholders	13,401
Push down of trade tax expenses and tax benefits retained by Rütgers	(5,762)
Purchase of remaining interest in Bozzetto	(10,397)
Other equity increases	1,089

Balance, December 31, 2003	€100,106

Comprehensive loss
Net loss	(2,245)
Foreign currency translation adjustments	419
Minimum pension liability (net of €(486) tax)	730

Total comprehensive loss	€(1,096)
Capital contributions
Proceeds from sale of Bozzetto S.p.A.	101,685
Push down of trade tax and corporation tax expenses retained by Rütgers	3,253
Pension transfer to Rütgers (net of €634 tax)	981
Other equity increases	359

Dividend distribution to Rütgers	(33,658)
Dividend of EVO steam capital lease to Rütgers (net of €1,039 tax)	(1,608)

Balance, December 31, 2004	€170,022

The accompanying notes are an integral part of these Combined Financial Statements.

Resin Business of the Bakelite Group

COMBINED STATEMENTS OF CASH FLOWS

(Euro amounts in thousands unless otherwise stated)

	Year ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net (loss)	€(2,245)	€(24,912)	€(348)

Adjustments to reconcile net loss to net cash provided by operating activities:

Impairment of long-lived assets	10,058	20,701	4,079
Goodwill impairments	5,883	—	2,920
Depreciation and amortization expense	26,516	35,777	30,744
Loss (gain) on sale of assets	(233)	1,358	(795)
Cumulative effect of change in accounting principle	—	—	4,381
Deferred income taxes	(4,178)	(6,871)	6,860
Dividends from joint ventures net of equity earnings	22	(83)	713
Push down of parent company expenses	3,437	(5,389)	1,648
Other non-cash adjustments	134	18	5
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(6,881)	6,854	(8,202)
Inventories	(11,766)	(411)	(3,284)
Accounts payable	9,587	(2,181)	6,002
Income taxes	1,490	2,279	(6,666)
Other assets	(496)	(2,533)	1,557
Other liabilities	(6,764)	2,292	4,188
Other non-current assets	(26,015)	2,349	(1,878)

Net cash provided by operating activities	(1,451)	29,248	41,924

Cash flows from investing activities:
Capital expenditures	(21,369)	(31,410)	(33,518)
Proceeds from the sale assets	2,453	778	3,804
Purchase of Bakelite Korea	—	—	(18,522)
Purchase of minority interests	(294)	—	(3,715)

Net cash (used) in investing activities	(19,210)	(30,632)	(51,951)

Cash flows from financing activities:
Transactions with Rütgers (Note 16)	(70,578)	(5,767)	(14,078)
Transactions related to Bozetto	101,685	3,003	5,417
Net short term borrowings	5,385	1,188	11,306
Proceeds from long-term borrowings	145	10,510	13,563
Repayments of financing activities	(15,120)	(8,653)	(12,127)
Dividends paid to minorities	(379)	(390)	(232)
Other cash flows from financing activities	—	—	426

Net cash (used in) provided by financing activities	21,138	(109)	4,275
Effect of exchange rate fluctuations on cash and cash equivalents	(55)	(193)	(260)
Net change in cash and cash equivalents	422	(1,686)	(6,012)
Cash and cash equivalents at beginning of period	5,385	7,071	13,083

Cash and cash equivalents at end of period	€5,807	€5,385	€7,071

The accompanying notes are an integral part of these Combined Financial Statements.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements

(Euro amounts in thousands unless otherwise stated)

Note 1—Bakelite, its Operations and Basis of Presentation

The Resin Business of the Bakelite Group (“Bakelite”), wholly owned by Rütgers and, ultimately, RAG AG, manufactures and distributes epoxy and phenolic resins as well as moulding compounds in facilities located in Europe, North America, and Asia. Bakelite is headquartered in Iserlohn-Letmathe, Germany. The Combined Financial Statements as of and for the periods presented comprise the following subsidiaries of Bakelite and the joint venture Rütgers Plenco LLC (activities terminated in 2003) that are entirely dedicated to the resin business:

Legal entity	Percentage of Ownership*	Country of Incorporation
Bakelite Aktiengesellschaft (AG)	100%	Germany
MGS Kunstharzprodukte GmbH	100%	Germany
Bakelite North America Holding Corp.	100%	United States of America
Bakelite Epoxy Polymers Corp.	100%	United States of America
Bakelite Italia S.p.A.	100%	Italy
Taro Plast S.p.A.	100%	Italy
Bakelite Ibérica S.A.	100%	Spain
Bakelite Oy	100%	Finland
Bakelite s.r.o.	100%	Czech Republic
Bakelite Polymers UK Ltd.	100%	United Kingdom
Bakelite Korea Co., Ltd.	100%	Korea
InfraTec Duisburg GmbH	70%	Germany

*	as of December 31, 2004

The Combined Financial Statements of Bakelite, prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), as of and for the periods presented include all assets, liabilities, revenues, expenses and cash flows directly attributable to the legal entities above, subject to the elimination of intercompany accounts and transactions. In addition, certain expenses of Rütgers and the utilization of certain tax benefits by Rütgers are included in the Combined Financial Statements in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 54, Push Down Basis of Accounting Required in Certain Limited Circumstances (“SAB 54”). The expenses pushed down in the Combined Financial Statements primarily relate to certain tax expenses, and tax benefits and cost of administrative services provided to Bakelite by Rütgers (Note 15). The effects of common control transactions, to the extent appropriate, are also reflected as a component of equity.

Bakelite Korea Co., Ltd (“BAK”) was acquired in May 2002 and Bakelite Epoxy Polymers Corp. began operations in January 2003. InfraTec was founded in December 2003 and began operations in January 2004. Their financial information is included in the Combined Financial Statements as of the date of acquisition or commencement of operations. In January 2002, Bakelite acquired the remaining 30% interest of Taro Plast S.p.A. for €3,715. The remaining outstanding shares of Bakelite Ibérica S.A. were acquired for €134 in March 2004 from a third party. In May 2004, the remaining outstanding shares of Bakelite Italia S.p.A. for consideration of €160 and Bakelite Polymers UK Ltd. for consideration of less than €1 were acquired from Rütgers. The Rütgers Plenco LLC joint venture agreement was terminated December 2003.

The Combined Financial Statements do not include the non-resin business of Bakelite, specifically Giovanni Bozzetto S.p.A. and its subsidiaries (“Bozzetto”). In relation to Bakelite, Bozzetto was dissimilar in its nature of business, autonomously managed and financed, and had no significant common facilities and costs. Dividends received from Bozzetto, net of related taxes, and the cash proceeds received from the sale of Bozzetto to private equity investors in February 2004 have been presented as capital contributions in the Combined Statements of

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Changes in Owner’s Net Investment. Cash flows associated with Bozzetto have been characterized as financing transactions with Rütgers in the Combined Statements of Cash Flows.

Transactions between Bakelite and other RAG AG companies, including Rütgers, have been identified and disclosed in the Combined Financial Statements as transactions between related parties.

At the end of 2004, all appropriate corporate bodies of Bakelite approved an agreement for the sale of the shares of Bakelite AG to Borden Chemical, Inc. (Note 17).

Note 2—Significant Accounting Policies

A summary of the significant accounting policies followed in the preparation of the accompanying Combined Financial Statements is presented below.

Fiscal year. Bakelite’s fiscal year ends on December 31 with the exception of Bakelite Korea Co., Ltd., an entity for which the fiscal year ends on November 30.

Use of estimates. The preparation of the Combined Financial Statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Combined Financial Statements and the reported amount of revenues and expenses during the reporting periods. Some of the more significant estimates include pension obligations, environmental remediation, legal liabilities, doubtful accounts, inventory valuation reserves, depreciable lives of assets, amortization periods, allocation of assets and liabilities to reporting units, asset impairments, deferred tax assets and liabilities and related valuation allowance, income tax accruals, provisions and contingencies. Actual results could differ from those estimates.

Foreign currency. The functional currency of operations outside of Germany has been determined to be the local currency. Assets and liabilities of foreign subsidiaries are translated at exchange rates on the balance sheet date. Revenue and expenses are translated at the weighted average exchange rates of the period. The effects of these translation adjustments are reported within comprehensive income (loss), a component of Owner’s Net Investment.

Exchange losses arising from transactions denominated in a currency other than the functional currency of the entity involved, as well as the fair value adjustment of forward exchange contracts, are included in Other operating expense, net, in the Combined Statements of Operations. In addition, Bakelite incurred realized and unrealized net foreign transaction losses aggregating €754, €32 and €808 in 2004, 2003 and 2002, respectively.

Other comprehensive income (loss). In addition to Net loss, comprehensive income (loss) includes charges or credits to equity that are not the result of transactions with shareholders. Other comprehensive income (loss) relates to foreign currency translation adjustments from Bakelite’s foreign subsidiaries and the minimum pension liability. Components of other comprehensive income (loss) are included within the Combined Statements of Changes in Owner’s Net Investment and Comprehensive Income (Loss).

Cash and cash equivalents. Cash and cash equivalents consist of all highly liquid investments that are readily convertible into cash and have original maturities of three months or less. At December 31, 2004, Bakelite had no material investment in cash equivalent instruments. Certain non-German entities are parties to cash pooling arrangements with Bakelite AG under which these entities transfer any unused cash balances to

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Bakelite AG on a monthly basis. The German entities are direct or indirect parties to cash pooling arrangements with Rütgers. Under these agreements any cash balance is ultimately cleared from Bakelite AG to Rütgers on a daily basis (Notes 15 and 16).

Accounts receivable. Collectibility of accounts receivable is regularly reviewed and is based upon management’s knowledge of customers and compliance with credit terms. In addition, Bakelite AG, MGS Kunstharzprodukte, Bakelite Korea Co., Bakelite Ibérica and Bakelite Polymers UK Ltd. have credit insurance policies which cover substantial portions of Bakelite’s trade receivables. The allowance for doubtful accounts is adjusted based on such evaluation, with a corresponding expense included in Other operating expense, net. Accounts receivable and related allowance balances are written off when management deems them uncollectible and there is no or insufficient insurance. During the periods presented, certain of Bakelite’s subsidiaries had arrangements in place that allowed for the transfer of trade receivables to the bank, on a recourse basis, in order to receive cash. Proceeds received under these arrangements have been accounted for as secured borrowings.

Inventories. Inventories are carried at the lower of cost or market value. Cost is determined using the first in, first out method. In addition to direct material and direct labour costs, certain overhead and production expenses are included in inventory. Inventory reserves are provided for slow moving, obsolete and excess items.

Property, plant and equipment. Property, plant and equipment are stated at historical cost net of impairment recognized, and less accumulated depreciation. Additions and improvements are capitalized; maintenance and repairs are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in the Statement of Operations. The cost of property, plant and equipment is depreciated using the straight-line method over the following estimated useful lives of the respective assets:

Category	Depreciation period
Buildings	10-50
Machinery and equipment	3-25
Leasehold improvements	10-25

Interest is capitalized for assets under construction. The total amount of interest capitalized was €347, €327 and €428 for the years ended December 31, 2004, 2003 and 2002, respectively.

Bakelite elected early adoption of Financial Accounting Standards Board (“FASB”) Statement No. 143, Accounting for Asset Retirement Obligations (“FAS 143”), as of January 1, 2001, which requires entities to record the fair value of the liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the estimated cost of retiring the asset as part of the carrying amount of the related long-lived asset. Over time, the liability is adjusted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset.

Intangible assets. Intangible assets, which primarily consist of customer lists, software licenses and patents, are identifiable finite-lived assets. These assets are amortized on a straight-line basis over their estimated useful lives of 3 to 10 years.

Goodwill. The excess purchase price over net tangible and identifiable intangible assets of acquired businesses is carried as goodwill on the Combined Balance Sheets. Effective January 1, 2002, Bakelite adopted FASB Statement No. FAS 142, Goodwill and Other Intangible Assets, (“FAS 142”), which requires companies

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

to cease amortizing goodwill. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over a 20-year period.

Impairment. FAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of FAS 142 and at least annually thereafter. Bakelite performed the required annual impairment tests as of December 31. Goodwill must be evaluated for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired (Note 6).

The testing of goodwill for impairment involves two steps:

•	The first step is to compare each reporting unit’s fair value with its carrying amount, including goodwill. Bakelite determines the fair value of its reporting units based on a valuation model that draws on medium-term planning data used for internal reporting purposes. The model uses the discounted cash flow method and market comparables. If a reporting unit’s carrying amount exceeds its fair value, this indicates that goodwill may be impaired and the second step is required.

•	The second step is to compare the implied fair value of the reporting unit’s goodwill with the carrying amount of its goodwill. The implied fair value is computed by allocating the reporting unit’s fair value to all of its assets and liabilities in a manner that is similar to a purchase price allocation in a business combination in accordance with FAS 141. The remaining unallocated purchase price is the implied fair value of the reporting unit’s goodwill. If the implied fair value of goodwill is less than its carrying value, the difference is recorded as an impairment.

Effective January 1, 2002, Bakelite adopted FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”), which requires that long-lived assets, including property, plant and equipment and finite-lived intangible assets, be reviewed for impairment whenever events or circumstances provide evidence that suggests that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of the assets to the undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows. Long-lived assets to be disposed of by sale are recorded at the lower of carrying amount or fair value less costs to sell and depreciation is ceased. For these impairment reviews, Bakelite determines the fair value of its assets groups based on a valuation model that draws on medium-term planning data used for internal reporting purposes. The model uses the discounted cash flow method to determine fair value.

Environmental liabilities. Bakelite is subject to stringent laws and regulations in the various countries in which it operates. Management, on a periodic basis throughout the year, evaluates the liability for future environmental remediation costs. Bakelite accrues amounts for environmental remediation costs, which represent management’s best estimate of the probable and reasonably estimable costs relating to environmental remediation. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Estimates of the amount and timing of future costs of environmental remediation requirements are necessarily imprecise because of the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology and the allocation of costs among the potentially responsible parties. Based upon information presently available, such future costs are not expected to have a material effect on Bakelite’s competitive or financial position. However, such costs could be material to results of operations in a particular future year (Note 13).

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Income taxes. During the periods presented, the German entities did not file separate tax returns as they are included in the tax grouping of the ultimate parent company, RAG AG. The income tax provision in the Combined Financial Statements reflects Bakelite’s income taxes calculated as if on a stand-alone basis. Such provisions differ from the amounts currently receivable or payable because certain items of income are recognized in different time periods for financial reporting purposes than for income tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Bakelite records a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be realized.

Revenue recognition. In accordance with US GAAP, including SAB No. 104, Revenue Recognition (“SAB 104”), Bakelite recognizes revenues from sales of products when there is evidence of a sales agreement, the delivery of goods has occurred (i.e. title and risk have been transferred), the sales price is fixed or determinable and collectibility is reasonably assured. Estimates for returns, incentive rebates and other allowances are recorded as a reduction of revenues in the period the related revenues are recorded. These estimates are based upon historical experience and information currently available to management with respect to business and economic trends. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. Price reduction incentives granted to customers upon the achievement of specified purchase volumes are recorded as a reduction of sales as they are earned by customers. Bakelite adopted EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”) which had no material impact on reported results.

Shipping and Handling. Bakelite records freight billed to customers in net sales. Shipping costs are incurred to move Bakelite’s products from production and storage facilities to the customers. Shipping costs are classified as Distribution expense in the Combined Statements of Operations and totalled €15,154, €15,725 and €16,197 for the years ended December 31, 2004, 2003 and 2002, respectively. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally includes costs to store, move and prepare the products for shipment. Handling costs are classified as a Cost of goods sold.

Advertising. Advertising costs include advertising, promotion and trade fair costs, which are expensed as incurred. Costs incurred were €1,114, €908 and €1,059 for the years ended December 31, 2004, 2003 and 2002, respectively.

Legal costs. Bakelite expenses legal costs in the period in which the costs are incurred. Legal costs incurred for outstanding claims were €48, €37 and €20 for the years ended December 31, 2004, 2003 and 2002, respectively.

Research and development. Amounts spent by Bakelite for research and development efforts are expensed as incurred. Research and development costs amounted to €11,456 in 2004, €12,258 in 2003 and €11,981 in 2002 and related primarily to internal costs for salaries, direct overhead costs and outside vendor fees.

Derivative financial instruments. Bakelite accounts for derivative financial instruments in accordance with FASB Statement No. 133, Accounting for Derivative Instrument and Hedging Activities (“FAS 133”), which requires that all derivatives are recognized as either assets or liabilities in the Combined Balance Sheets and recorded at fair value. FAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting. During the years presented, Bakelite did not have derivative financial instruments designated and qualifying for hedge accounting

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

under FAS 133. Bakelite uses forward foreign currency contracts in order to manage currency risks arising from its forecasted and firmly committed foreign currency denominated cash flows and foreign exchange receivables. The terms of currency instruments used for hedging purposes are generally consistent with the timing of the transactions being hedged. Bakelite also uses interest rate swaps to hedge its variable cash outflows from debt instruments. All of Bakelite’s derivative financial instruments are recorded at fair value based upon quoted market prices for comparable instruments. Bakelite does not utilize financial instruments for trading or speculative purposes (Notes 10 and 11).

Concentration of credit risk. Financial instruments that potentially subject Bakelite to concentrations of credit risk include cash and cash equivalents and accounts receivable. Bakelite places its temporary cash investments with Rütgers, Bakelite’s parent. Concentrations of credit risk with respect to accounts receivable are limited, due to the large number of customers comprising Bakelite’s customer base and their dispersion across many different industries and geographies. Bakelite requires collateral or other security to support customer receivables as deemed necessary for selected customers. Bakelite is exposed to credit (or repayment) risk and market risk through the use of derivative instruments (Note 10).

General insurance. Bakelite maintains insurance policies for certain items exceeding deductible limits, including property damage, business interruption, environmental liability, product liability, credit risk and directors and officers.

Guarantees. Bakelite accounts for guarantees in accordance with FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), which clarifies the requirements of FASB Statement No. 5, Accounting for Contingencies (“FAS 5”), relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The recognition provisions of FIN 45 became effective for any guarantees that are issued or modified after December 31, 2002 (Note 12).

Recent accounting pronouncements. In January 2003, the FASB issued FASB Interpretation FIN 46, Consolidation of Variable Interest Entities. This interpretation of Accounting Research Bulletin No. 51, Combined Financial Statements (“ARB 51”), addresses consolidation by business enterprises of variable interest entities. FIN 46 defines the concept of a variable interest entity and requires consolidation where there is a primary beneficial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 apply immediately to variable interest entities (VIE’s) created after January 31, 2003, and to VIE’s in which an enterprise obtains an interest after that date. In December 2003, the FASB issued a revised version of FIN 46, FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46 R). FIN 46 R includes additional new scope exceptions, revised requirements on how to evaluate sufficiency of equity at risk, and quantification and allocation of an entity’s economic risks and rewards. Bakelite, as a non-public entity (as defined under FIN 46R), must apply this interpretation in its entirety no later than the first annual period beginning after December 15, 2004 and immediately to variable interest entities created or modified on or after January 1, 2004. Bakelite does not expect the adoption of FIN 46R to have a material impact on its financial position, results of operations or cash flows.

In December 2003, the FASB issued a revised FAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (“FAS 132R”). FAS 132R retains many of the disclosure requirements contained in FASB Statement No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces, and also requires additional disclosures to be made regarding pension plans and other postretirement

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

benefit plans. The newly required disclosures include information describing the plan assets by major categories, target allocations for each plan asset category, investment strategy, description of basis used to determine the overall expected long-term rate of return on plan assets, plan obligations, and cash flows. In addition, the revised statement requires certain disclosures during interim periods. FAS 132R does not change the measurement of pension plans and other postretirement benefit plans and, accordingly, impact on Bakelite’s financial statements in future periods will be limited to presentation of additional required disclosures.

In November 2004, the FASB issued Statement No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 (“FAS 151”). This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement must be applied prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Bakelite does not expect the adoption of this standard to have a material impact on its financial position or results of operations.

In December 2004, the FASB issued a revision to SFAS No. 123, Share-Based Payments which now requires that stock options be expensed based on their fair value. Bakelite currently does not have any share-based compensation plan, and does not expect the adoption of this standard to have a material impact on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29. The statement addresses the measurement of exchanges of non-monetary assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. The interpretation aims to clarify the requirement to record liabilities stemming from a legal obligation to clean up and retire fixed assets. Interpretation 47 is effective for fiscal years ending after December 31, 2005. Bakelite does not expect the adoption of this standard to have a material impact on its financial position or results of operations.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Note 3—Property, plant and equipment and impairment of long-lived assets

The following is a summary of Bakelite’s property, plant and equipment, net of accumulated depreciation and impairments:

	December 31,
	2004	2003
Machinery and equipment	€375,718	€390,465
Buildings	67,627	66,897
Construction in process	3,941	12,626
Machinery and equipment under capital lease	1,100	1,146
Land	4,844	5,023
Buildings under capital lease	600	600

Subtotal	453,830	476,757
Less: Accumulated depreciation and impairment	(279,692)	(285,314)
Less: Accumulated depreciation under capital leases	(1,119)	(1,024)

Subtotal property, plant and equipment, net	173,019	190,419
Assets held for sale, net	—	213

Total property, plant and equipment, net	€173,019	€190,632

Depreciation expense for property, plant and equipment for the years ended December 31, 2004, 2003 and 2002 was €18,580, €26,245 and €21,291 respectively.

Of the land and buildings owned by Bakelite, €9,400 is subject to mortgage with a bank (Note 9). Additional land and buildings, at a cost of €13,805, is otherwise mortgaged under an agreement with an insurance company. It is anticipated that this agreement will terminate upon the sale of Bakelite.

Impairments of long-lived assets

The reviews required under FAS 144 resulted in impairment charges to long-lived assets. These charges, which are summarized in the table below, are recorded in Impairment of long-lived assets in the Combined Statements of Operations.

	Phenolic Resins	Moulding Compounds	DTC Plant	EVO Steam Plant	Sibelco	Other	Total
2002 Bakelite Italia	€—	€4,041	€—	€—	€—	€—	€4,041
Bakelite Iberica	—	—	—	—	—	38	38

	€—	€4,041	€—	€—	€—	€38	€4,079

2003 Bakelite Italia	€15,434	€2,536	€1,513	€—	€—	€363	€19,846
Bakelite AG	—	—	—	—	855	—	855

	€15,434	€2,536	€1,513	€—	€855	€363	€20,701

2004 Bakelite Italia	€7,741	€—	€—	€—	€—	€—	€7,741
Bakelite AG	—	—	—	2,317	—	—	2,317

	€7,741	€—	€—	€2,317	€—	€—	€10,058

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Phenolic Resins—In 2003, management decided to cease or sell their non-core businesses and product lines within the Bakelite Italia operations which triggered an impairment test for the phenolic resins operations. Based on management’s assessment, Bakelite recorded an impairment charge of €15,434 to reduce the carrying value of machinery, equipment and other plant assets used in the phenolic operations, as its cash flows were negatively influenced by significant increases in raw material prices which only in limited circumstances could be entirely passed on to customers under current market conditions. This trend continued in 2004. Bakelite revised its budgets for this reporting unit due to further anticipated deterioration in market conditions. This resulted in revised cash flow projections and a further impairment charge of €7,741 was necessary.

Moulding Compounds—The 2002 impairment charge of €4,041 at the Bakelite Italia moulding compounds operations was triggered by a decrease in Bakelite Italia´s customer base mainly within Italy. Market conditions further deteriorated in 2003, primarily due to (i) the market trend toward a substitution of certain moulding compounds products with less expensive products and (ii) customers relocating their facilities to Asian countries and sourcing products locally. This resulted in revised budgets and significantly reduced cash flow projections. An additional impairment charge of €2,536 was recorded in 2003. Both impairment charges primarily reduce the carrying value of machinery and equipment, tools and customer lists.

DTC Plant—In December 2002, a third party informed Bakelite of their intent to terminate an existing sub-contracting arrangement for the production of fungicides (“DTC”) effective January 1, 2004. Bakelite tested the long-lived assets for impairment at December 31, 2002 and concluded that the undiscounted cash flows exceeded the assets net carrying value; therefore no impairment was recorded. Bakelite ceased production at DTC as of June 30, 2003, since it was not economically feasible to continue production. Accordingly, Management performed another impairment analysis and determined an impairment charge of €1,513 was necessary. Management evaluated options related to the DTC assets and determined that the remaining useful lives of the assets should be adjusted.

The parties signed a memorandum of understanding in which the terms of the original sub-contracting arrangement were amended to provide for certain penalties payable to Bakelite if the third party terminates the agreement. In 2004 the third party agreed to pay Bakelite a termination penalty of €1,825 and Bakelite sold certain production lines of the DTC plant to the third party for €250, which resulted in a gain of €37.

EVO Steam Plant—The impairment recorded in 2004 at Bakelite AG relates to the steam production plant supplied by EVO. In 2003 Bakelite decided that the steam production from a planned formaline plant would be sufficient to supply its steam needs.

In April 2004, Bakelite, Rütgers Chemicals AG (“RC”), a wholly owned subsidiary of Rütgers, and the lessor entered into a tripartite agreement to transfer Bakelite’s benefits and obligations under the lease arrangement to RC. The steam plant, as an asset to be distributed to RC, was reduced to its fair value prior to the transfer. As such, an impairment loss of €2,317 was recognized at the time of transfer of the steam plant to RC, as the carrying amount of the asset exceeded its fair value.

Sibelco order book—During December 2003, management assessed a triggering event had occurred, as the projected cash flows from the order book could not justify its carrying value of €1,873. As such, management performed an impairment test and calculated an impairment of €855 based on the discounted cash flows of the order book.

Other—During 2003, Bakelite decided to dispose of the Biodiesel business (“Biodiesel”) by either sale or closure. As of December 31, 2003, an exit strategy had not been finalized; accordingly the related plant assets were not classified as held for sale. As of December 31, 2003, an impairment charge of €363 was recorded.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

In April 2004, Bakelite entered into an agreement with a third party for the sale of Biodiesel. The sale included the fixed assets (carrying value of €1,503), inventory of the plant (carrying value of €2,458), as well as the transfer of debt of €119 related to the plant assets. Total proceeds received upon sale was €4,456 including €119 of assumed debt related to plant assets, resulting in a gain on sale of €495. In connection with the sale, the parties entered into a supply and services arrangement under which Bakelite will provide certain maintenance, laboratory, and other services to the buyer for a minimum period of eight years for an annual fee of €470. In the event that Bakelite fails to perform under the terms of the supply and services arrangement, Bakelite could be required to repurchase Biodiesel. The contingent repurchase price of €2,500 decreases by €400 at each anniversary in April following the year of acquisition until 2010, €200 in 2010/2011, €100 in 2011/2012 and €200 at April 2012. After April 2012 the repurchase price is one Euro.

Asset retirement obligations

Bakelite is subject to asset retirement obligations in connection with certain properties leased in Finland, Germany, and Spain. The liabilities include an obligation to dismantle and remove chemical tanks that Bakelite operates on leased land in Finland, and the obligation to dispose of installations, facilities, equipment and/or modifications erected by Bakelite on land leased in Germany. An asset retirement obligation as of December 31, 2004 was necessary for Spain, because Bakelite is required to clean up the land where the facilities are located when the factory is shut down.

Following is a reconciliation of the beginning and ending aggregate carrying amount of Bakelite’s asset retirement obligations:

	December 31,
	2004	2003
Balance at January 1	€182	€120
Liability incurred during the year	55	58
Accretion expense for the year	4	4

Balance at December 31	€241	€182

Revisions to the liability could occur due to estimated changes in asset retirement costs, useful lives of the related assets or if federal and/or state regulators enact new legislation on the retirement of fixed assets. There were no assets legally restricted for purposes of settling the asset retirement obligations.

Note 4—Investments in Companies

Rütgers-Plenco LLC. Bakelite and an unrelated third party each held 50% of the shares in the joint venture Rütgers-Plenco LLC which was established in March 1998 for the purpose of selling technical phenolic resins and terminated in December 2003. The joint venture agreement stipulated an equal allocation of both decision making and financial results. As such, Bakelite has accounted for the joint venture using the equity method of accounting.

The joint venture was terminated under contract of December 17, 2003 with effect from December 31, 2003.

For the years ended December 31, 2003 and 2002, Bakelite sold products produced in Germany to the joint venture of €1,281 and €1,311, respectively. Profits realized by Bakelite from these sales have been eliminated proportionately.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

The joint venture entered into a licensing agreement with Bakelite and the unrelated third party shareholder whereby the joint venture paid royalties on sales of products purchased from the shareholders. The royalty payments were based on formulas defined in the agreements. Total royalty income recognized by Bakelite was €100 and €88 for the years ended December 31, 2003 and 2002, respectively.

Bakelite’s 50% share of the undistributed earnings of the joint venture amounted to €22 and €768 at December 31, 2003 and 2002, respectively. In December 2003, the shareholders entered into an agreement to terminate the trading business and operations of the joint venture on December 31, 2003. The agreement stipulated that as of December 31, 2003, employees and customers of the joint venture were to be transferred to the shareholders, liabilities of the joint venture were to be settled and the remaining assets were to be distributed to the parties. As the joint venture was accounted for using the equity method, there was no gain or loss upon the transfer to Bakelite of 50% of the joint venture’s assets valued at €1,515 at December 31, 2003. As of December 31, 2003 and 2002, the investment in Rütgers—Plenco LLC was €22 and €1,610, respectively. As of December 31, 2003 and 2002, Bakelite had accounts receivable from the joint venture of €652 and €187, respectively. Dissolution of the legal entity took place on November 4, 2004.

InfraTecDuisburg GmbH. Effective in December 2003, Bakelite established a new entity, InfraTec Duisburg GmbH (“InfraTec”), to manage the infrastructure services at Bakelite’s shared site in Duisburg, Germany. The site is shared with Rütgers Chemicals AG and other related and unrelated companies. InfraTec is owned 70% by Bakelite and 30% by Rütgers Chemicals AG. On December 31, 2003, Bakelite and Rütgers Chemicals AG contributed €3,442 and €1,888 of assets, respectively, at book value. In addition, Bakelite and Rütgers Chemicals AG contributed cash of €17.5 and €7.5 as paid-in capital, as required by law.

InfraTec provides infrastructure services, technical plant services and environmental, health and safety to the parties at the Duisburg site. These services are provided under a “cost plus” arrangement. InfraTec has been combined by Bakelite and all intercompany transactions have been eliminated. Rütgers Chemicals AG’s minority interest share in InfraTec is €1,431 and €1,337 at December 31, 2004 and 2003.

Note 5—Business acquisitions

Acquisition of LG Chemicals Epoxy Resins (Bakelite Korea Co. Limited). In May 2002, Bakelite formed a new corporation, BAK, to acquire 100% of the assets of LG Chemical’s epoxy resins business. The results of operations of BAK have been included in the Combined Financial Statements since May 2002. BAK is engaged in the manufacture and sale of epoxy resins used in electrical laminates, paint, civil engineering, adhesives, electrical castings, and as fire retardant additives for thermoplastics. The aggregate purchase price was €18,522, including acquisition expenses of €187 and a purchase price adjustment of 420 million Korean won (€359 at the acquisition date). There was also variable component to the earn-out limited to a maximum of 5.3 billion Korean won. This contingent consideration was recognized as a deferred credit (€4,181) and is shown in the table below summarizing the purchase price allocation.

Bakelite acquired BAK as a platform for growth in the epoxy resins market in the Asian region. The strategic acquisition allowed Bakelite to attract new customers in Asia and enhance the existing customer base.

The purchase price was allocated to the tangible assets and identifiable intangible assets acquired. For the excess of the fair values of identified acquired net assets over the purchase price, Bakelite recognized a deferred credit of €4,181 in order to record the remaining maximum contingent consideration due from the purchase price agreement. In 2004 the contingent consideration was resolved as Bakelite Korea did not exceed the average

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

earnings targets for three consecutive years as stipulated in the purchase agreement. The deferred credit was recognized as a pro-rata reduction of certain non-current assets.

For US GAAP purposes, no goodwill was recognized at the acquisition date for this transaction. However, the amount of goodwill that is expected to be deductible for Korean tax purposes is 4.1 billion Korean won (€3,551).

Unaudited pro forma net revenues and income from operations of Bakelite, calculated using BAK’s financial statements, would have been as follows if the acquisition had occurred as of January 1, 2002:

Year ended December 31, 2002
(Unaudited)
Net revenues	€518,846
Income from operations	€10,469

Acquisition of Taro Plast S.p.A. In January, 2002, Bakelite acquired the remaining 30% interest of Taro Plast S.p.A., an Italian corporation (“Taro Plast”). Bakelite had acquired a 70% interest in Taro Plast in 1998. Taro Plast is engaged in the engineering thermoplastic business. The business offers five main product lines which are primarily used in the automotive and electrical industries. The purchase price for the 30% interest was €3,715 in cash, including acquisition expenses of €65.

The purchase price has been allocated to the tangible assets, identifiable intangible assets acquired and liabilities assumed (the “net assets”). The excess purchase price over the net assets is goodwill.

The following is a summary of the purchase price allocations at the date of acquisition for BAK and Taro Plast:

	BAK	Taro Plast
Inventory	€3,356	€1,543
Property, plant and equipment	13,326	2,215
Identifiable intangible assets	7,475	755
Other assets	1,891	4,321
Goodwill	—	1,167
Deferred income taxes, net	(3,345)	(549)
Liabilities assumed	—	(5,737)
Contingent consideration	(4,181)	—

Total consideration	€18,522	€3,715

The amortization periods for major classes of intangible assets are described in Note 6 to the Combined Financial Statements.

Acquisitions in 2004: In 2004 Bakelite acquired the remaining 0.01% of Bakelite Polymers U.K. Limited for less than €1, the remaining 1% of Bakelite Italia S.p.A. for €160 and the remaining 0.7% of Bakelite Ibérica S.A. for €134.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Note 6—Intangible assets and goodwill, net

At December 31, 2004, 2003 and 2002, Bakelite’s management performed the annual goodwill impairment test for all of its reporting units. As a result of this test at December 31, 2004, goodwill impairment of €4,603 was recognized in respect of Taro Plast S.p.A. and €1,280 in respect of Bakelite Iberica. The impairment of goodwill at Taro Plast S.p.A. relates to a reduction in the projected profitability of the moulding compounds business. At Bakelite Iberica the amount of the impairment reflects the decline in the phenolic resins business. At December 31, 2003, the fair value of each reporting unit exceeded the carrying amount of assets and liabilities assigned to the units and no impairment charge was necessary. At the end of 2002, the test resulted in an impairment charge of $2,920 with respect to Bakelite Italia. This impairment test reflects the significantly reduced expected cash flows for the phenolic resins business.

Upon the adoption of FAS 142, on January 1, 2002, Bakelite recorded a non-cash charge, net of tax, of €4,381 to reduce the carrying value of goodwill related the Bakelite Italia moulding compound business. Such charge is reflected as a cumulative effect of a change in accounting principle in the accompanying Combined Statements of Operations. The amount of the impairment reflects the decline in the customer base at the Bakelite Italia moulding compounds business.

The decline in the moulding compounds business is primarily due to (i) the market trend toward substitution of certain moulding compounds products with less expensive products, and (ii) customers relocating their facilities to Asian countries and sourcing products locally.

Prior to the adoption of FAS 142, Bakelite amortized goodwill over a 20-year period. These impairment charges were non-cash in nature and did not affect Bakelite’s liquidity.

The changes in the carrying amount of goodwill for the year ended December 31, 2004 and 2003 are as follows:

	December 31,
	2004	2003
Goodwill balance at the beginning of the year	€14,764	€15,387
Goodwill impairment recognized	(5,883)	—
Other	(330)	(623)

Goodwill balance at the end of the year	€8,551	€14,764

Intangible assets other than goodwill consist of the following as of December 31, 2004 and 2003:

	December 31,
	2004		2003
	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Customer related intangibles	€36,867	€(28,249)	€40,719	€(23,898)
Software licenses and patents	10,661	(8,398)	18,926	(15,731)
Trademarks	11	(8)	16	(7)

Total	€47,539	€(36,655)	€59,661	€(39,636)

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

The gross carrying value and accumulated amortization include the impact of foreign currency adjustments. Total intangible amortization expense for the year ended December 31, 2004, 2003 and 2002 was €7,936, €9,531 and €9,452, respectively. Impairment charges of €855 and €349 were recorded in Impairment of long-lived assets in the years ended December 31, 2003 and 2002, respectively (Note 3).

Based on the number of intangible assets subject to amortization at the end of December 31, 2004, the expected amortization for each of the next five years is as follows:

Years ended December 31,	Amortization
2005	€5,823
2006	2,504
2007	1,166
2008	758
2009	621

€10,872

Note 7—Pensions and employees’ severance indemnities

Bakelite maintains various defined benefit and defined contribution pension plans covering its employees worldwide. In Germany, these plans are based on fixed benefits (defined benefit pension plans), while in certain other countries, there are defined contribution pension plans. Furthermore, the Italian and Korean subsidiaries provide severance indemnity benefits to employees.

Defined benefit pension plans. Under defined benefit pension plans, the benefits are based primarily on years of service and employees’ pay near retirement. Benefit obligations are determined by actuarial valuations using a method based on projected salaries to the end of employment (the projected unit credit method). The annual benefit cost comprises the estimated cost of benefits accruing in the period as determined in accordance with FASB Statement No. 87, Employers’ Accounting for Pensions (“FAS 87”), which requires re-adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. All of Bakelite’s employee benefit plans are unfunded plans. The measurement date for these plans is December 31. The need to recognize actuarial gains or losses is reviewed using the corridor approach.

Defined contribution plans. Several subsidiaries offer defined contribution plans to eligible employees, whereby employees contribute a portion of their compensation, which is partially matched by Bakelite. Once the contributions have been paid, Bakelite has no further payment obligations. The regular contributions totaled €384, €530 and €494 for the years ended December 31, 2004, 2003 and 2002, respectively, which are recognized as expense when paid.

Severance indemnity plans. The employees’ severance indemnities primarily relate to Italy and Korea. This liability, which is indexed for inflation in accordance with Italian and Korean law, is accrued at the year-end for each employee. The liability is determined in accordance with applicable national labor legislation and with the employee’s annual salary. The reserve reflects the total amount of the employees’ severance indemnities, net of any advances taken, that each employee would be entitled to receive if termination were to occur for virtually any reason, as of the balance sheet date.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

The aggregate disclosures for Bakelite’s defined benefit pension plans and employee severance indemnities are presented as follows:

	Year ended December 31,
	2004	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of year	€113,197	€104,820	€95,984
Service cost	2,829	4,039	2,483
Interest cost	4,193	5,301	5,320
Business acquisition	—	—	516
Actuarial loss	2,343	5,261	5,514
Effects of settlements/curtailments	(81)	—	—
Foreign currency exchange rate changes	32	(117)	(29)
Transfer of benefit obligation (including unrecognized loss of €3,252)	(32,339)	—	—
Benefit payments	(3,018)	(6,107)	(4,968)

Benefit obligation at end of year	€87,156	€113,197	€104,820

Funded status:
Funded Status	€(87,156)	€(113,197)	€(104,820)
Unrecognized transit obligation	—	—	1,052
Unrecognized net loss	9,856	10,776	5,514

Accrued pension cost	€(77,300)	€(102,421)	€(98,254)

Amounts recognized in the balance sheet consist of:
Accrued benefit cost	€(80,490)	€(106,827)	€(99,940)
Intangible assets	—	—	1,052
Accumulated other comprehensive loss	3,190	4,406	630

Net amount recognized	€(77,300)	€(102,421)	€(98,258)

Components of net periodic benefit costs:
Service cost	€2,829	€4,039	€2,483
Interest cost	4,193	5,301	5,320
Amortization of unrecognized loss	10	—	—
Amortization of transition obligation	—	1,052	1,052

Net periodic benefit cost	€7,032	€10,392	€8,855

Additional Information:
Projected benefit obligation	€87,156	€113,197	€104,820
Accumulated benefit obligation	€80,383	€106,163	€99,936
(Decrease) increase in minimum liability included in other comprehensive income	€(1,216)	€3,776	€630

Assumptions:
Weighted-average assumptions used to determine benefit obligations:
Discount rate	4.75%	5.25%	5.50%
Rate of compensation increase	2.50%	2.50%	2.50%

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	5.25%	5.50%	6.00%
Rate of compensation increase	2.50%	2.50%	3.00%

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

At December 31, 2003, Bakelite and Rütgers agreed to transfer certain pension obligations for retirees from Bakelite to Rütgers for compensation of €33,535, which was based on the German GAAP pension obligation. Although the agreement has been made, the obligation will not be released until individual employees release Bakelite as primary obligor. The transfer of a portion of the obligation took place during the 12 month period ended December 31, 2004. The total compensation in 2004 to Rütgers amounts to €27,472.

As a result of the pension transfer Bakelite’s projected benefit obligation as of December 31, 2004 reduced by €32,339, which consisted of €29,087 accrued pension cost, and €3,252 unrecognized loss. The difference between the €27,472 agreed compensation and €29,087 of accrued pension cost was recorded as a capital contribution of €1,615.

As the benefit plans are unfunded plans, Bakelite does not expect to contribute to its pension plans in 2005.

Estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

2005	€2,195
2006	2,562
2007	2,832
2008	3,084
2009	3,329
Years 2010-2014	21,349

Note 8—Income Taxes

Profits earned by a German resident corporation are subject to a uniform corporate income tax rate of 25% (2003: 26.5%; 2002: 25%). Deferred taxes were also calculated with a solidarity surcharge of 5.5% (2003: 5.5%; 2002: 5.5%) on federal corporate taxes plus the after federal tax benefit rate for trade tax. The trade tax is levied at rates set by each municipality in which the corporation maintains a business establishment. The effective trade tax rates after federal tax benefit ranges between 12.78% to 14.01% (2003: 12.78% to 13.71%; 2002: 13.18% to 13.42%). Including the impact of the solidarity surcharge and the trade tax, the expected tax rate of Bakelite amounted to 39.90% (2003: 41.10%; 2002: 39.80%). The increase in 2003 was caused by a new tax legislation enacted by the Government in 2002 for the purpose of financing the flood disaster which, among other changes, increased Bakelite’s corporate tax rate for German companies from 25% to 26.5%, effective only for the calendar year 2003.

Comparative analysis of Bakelite’s income tax (expense) benefit related to continuing operations is as follows:

	2004	2003	2002
Current (expense)/benefit
Germany	€(3,380)	€5,623	€(3,098)
Other	(1,798)	278	(1,125)

Total	(5,178)	5,901	(4,223)

Deferred (expense)/benefit
Germany	3,838	(2,988)	1,284
Other	679	8,183	(221)

Total	4,517	5,195	1,063

Total Provision for income tax (expense) benefit	€(661)	€11,096	€(3,160)

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

The domestic and foreign components of Bakelite’s income (loss) from before income taxes are as follows:

	2004	2003	2002
Germany	€1,959	€(6,129)	€3,989
Other	(3,444)	(30,187)	1,927

Total	€(1,485)	€(36,316)	€5,916

The tax effects of Bakelite’s income (loss) from continuing operations before income taxes are as follows:

	2004	2003
Assets
Current Assets
Accounts receivables	€0	€621
Inventory	0	0
Liabilities and reserves	716	1,036

Total current deferred tax assets	716	1,657

Non current Assets
Intangibles assets	882	0
Investments and other assets	484	0
Loss and credit carryforwards	1,269	991
Tax incentives	97	76
Liabilities and reserves	11,545	24,064

Total	14,277	25,131
Valuation allowance	(3,932)	(3,491)

Total non current deferred assets	10,345	21,640
Gross deferred tax assets	11,061	23,297

Liabilities
Current Liabilities
Accounts receivables	(1,779)	0
Investments and other current assets	0	(23)
Accounts payable	0	(13,401)
Other current liabilities	(1,042)	(245)
Inventory	(66)	(358)

Total	(2,887)	(14,027)

Non current Liabilities
Goodwill	(2)	0
Property, plant and equipment	(24,727)	(30,084)
Additional taxes on unrepatriated earnings	(506)	(353)
Investments and other assets	0	(657)
Intangibles assets	0	(1,708)
Incentives and capital grants	(2,411)	(2,410)

Total	(27,646)	(35,212)

Gross deferred tax liabilities	(30,533)	(49,239)

Net deferred tax asset / (liability)	€(19,472)	€(25,942)

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

The reconciliation of income tax benefit (expense) computed at the statutory rate applicable in Germany to Bakelite’s income tax expense is as follows:

	2004	2003	2002
German statutory (expense) / benefit	592	14,751	(2,389)
Effect of income tax rates of other countries	37	(74)	258
Income not subject to tax	232	106	279
Goodwill	(1,673)	77	(1,184)
Expenses not deductible for tax purposes	(112)	(269)	(303)
Additional tax payments / (refunds) from prior years	102	(1,291)	2
Capital Investment Incentives	1,668	574	433
Change in valuation allowance	(1,634)	(2,294)	0
Foreign, local and municipal taxes	(587)	148	(259)
Changes in tax law and rates	651	(649)	1
Purchase Price Adjustments and other differences	63	17	2

Total tax (expense) / benefit	€(661)	€11,096	€(3,160)

Unrepatriated earnings—Bakelite has recorded all income taxes applicable to undistributed earnings of foreign and domestic subsidiaries that are not permanently reinvested. The total undistributed earnings for these subsidiaries are approximately €23,401 (2003: €17,741). From these earnings, 5 percent of the foreign dividends are non deductible expenses and are subject to both corporate and trade tax of approximately €506 (2003: €353).

Revaluation reserve—In Italy a new tax law was enacted in December 2000 which permits an entity to revalue certain assets that will require a payment of a tax on the revaluation at the rate of 19% for depreciable assets and 15% for non depreciable assets. This tax liability is paid over a 3 year period. As the revalued assets are depreciated or disposed off in the future, the tax benefit on the revaluation will be realized at the statutory tax rate of 40.25% for the years 2001 and 2002 and at 39.25% for 2003 and thereafter. For Italian financial reporting purposes, a separate equity account was credited for the revaluation of the assets and that equity account was charged for the recognition of the tax to be paid attributable to the revaluation. If the Company distribute this equity account, a tax of approximately €2,410 would be assessed. A deferred tax liability has been established for future tax on the amount included in equity.

Transfer pension liability—At December 31, 2003, Bakelite and Rütgers AG (“Rütgers”) agreed to transfer certain pension obligations to Rütgers (Note 7). The transfer for tax purposes took place in 2003, whereas under US GAAP these pensions were transferred in 2004. This resulted in temporary differences in pension obligations and accounts payables to affiliates between tax basis and US GAAP in 2003. As the transfer of the pension obligation took place in 2004 US GAAP and tax basis converged, which is the primary reason for the decrease of the deferred tax assets related to “liabilities and reserves” from €24,064 to €11,545 and the decrease in the deferred tax liabilities related to “accounts payable” from €(13,401) to €0.

This is one of the primary reason for the decrease of the deferred tax asset on the non current “Liabilities and reserves” and the corresponding decrease of the deferred tax liability on the current “Accounts payable” in 2003.

Net operating losses—At December 31, 2004, Bakelite had federal tax net operating losses (“NOLs”) amounting to approximately €3,098 (2003: €2,463) and state tax NOLs of €2,482 (2003: €2,414). The NOLs relate to losses in the USA, Korea and Italy. Approximately €783 of the total amount of these net operating losses expire in 2008 and 2009. The remaining NOLs expire in 18 to 20 years. A valuation allowance of €176 has been

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

recorded against net operating losses in the amount of €582 where it is more likely than not that they will expire before being utilized.

Valuation allowance—The valuation allowance increased €441 from December 31, 2003 to December 31, 2004. An increase in the valuation allowance of €1,616 went through income tax benefit (expense) while a decrease in the valuation allowance of €1,175 associated with the step down in the basis of assets at Korea was recognized in the balance sheet. A valuation allowance of €176 relates to the deferred tax asset on the NOL and a valuation allowance in the amount of €83 relates to the investment tax credit carry forward at Korea. Additionally, there is a valuation allowance of €3,482 recorded against certain deferred tax assets in Italy as a result of the impairment for those assets that will not be recovered by the reversal of deferred tax liabilities. A further valuation allowance of €191 has been placed against certain deferred tax assets in the USA as result of a related party transaction. In future periods management’s estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

Step down—In connection with the step down in the basis of the assets at Bakelite Korea described in Note 5, deferred tax assets, liabilities and related valuation allowances have been adjusted to reflect the step down of basis in the assets.

Tax audit – Bakelite has various open income tax years that have not been audited by the taxing authorities in various jurisdictions. Bakelite AG is currently under review by the tax authorities for the years 2000 until 2004. Furthermore, Bakelite received notification in March 2005 that an income tax audit in the USA will be forthcoming. The open years for other companies of Bakelite are not yet under examination. Bakelite believes it has adequately accrued for any future income taxes that may be owed for all open years and there has been no effect to the financial statements as a result of any audits.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Note 9—Debt and Lease Obligations

Debt and capital lease obligations outstanding at December 31, 2004 and 2003 are summarized as follows:

	December 31,
	2004		2003
	Long- term, net of current portion	Due within one year	Long- term, net of current portion	Due within one year
Nordea Bank, Finland PLC, loan to Bakelite OY, line of credit €21.000, due 2008, interest Euribor +0.65% per annum	€10,800	—	€10,800	—

Korea Exchange Bank, loans to Bakelite Korea original principal 4.95 bil Korean Won, due through 2007, interest 9.59% per annum, payable quarterly (certain land, building and equipment of Bakelite Korea pledged as collateral)	3,560	—	5,503	2,201

West LB, loan to Bakelite AG, original principal €8,813, due 2013, interest 4.25 % per annum, payable semi-annually	7,951	509	8,460	—

West LB, loan to MGS, original principal €4,000, due 2006, interest 5.10% per annum, payable quarterly	1,944	500	2,450	500

Long-term loans, various banks to Taro Plast S.p.A, due through 2007, variable interest, 2.5% to 4.0% per annum	976	2,607	3,592	2,647

Capital Lease Obligation of Bakelite AG, EVO steam plant, due 2020, interest 7,92% per annum, payable monthly—in 2004 transferred to Rütgers Chemicals AG	—	—	8,428	252

Various Capital Lease Obligations due through 2010	500	167	613	102

Other, primarily bank debt, due through 2011, average interest 3.4% and 4.3% per annum	2,473	789	3,474	1,343

Total current maturities of debt and capital lease obligations	€28,204	€4,572	€43,320	€7,045

Korea Exchange Bank revolving loans, Bakelite Korea, 17.3 bil Korean won line of credit, interest 6.5-7.0% per annum, payable monthly, accounts receivable of Bakelite Korea pledged as collateral		11,652		4,725

Working capital revolving loans, various banks, Taro Plast S.p.A, total available €16,200, variable interest rates, range of 2,3% to 7.4% per annum		6,378		7,800

Other		2,751		2,127

Total debt, capital lease obligations and revolving loans	€28,204	€25,353	€43,320	€21,697

Bakelite’s non-German entities have available lines of credit for an authorized total amount of €75,898. As of December 31, 2004, they had unused lines of credit amounting to €34,102. Bakelite’s German entities participate in a cash pooling arrangement with Rütgers to provide operating cash flow requirements (Note 15).

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Rütgers and Bakelite AG provide letters of comfort to lenders of Bakelite’s non-German subsidiaries. Rütgers and Bakelite AG generally commit to use their influence as shareholders to assure that the subsidiaries adhere to the terms of each loan. In addition, Rütgers has provided letters of comfort to lenders of Bakelite AG and MGS. These letters generally provide that Rütgers will use its shareholder influence and maintain its profit sharing relationship to help assure that the subsidiaries adhere to the terms of each loan (Note 12). The profit sharing agreement between Rütgers and BAG and the above mentioned letters are intended to be terminated prior to the consummation of the sale of Bakelite to Borden Chemical, Inc. (Note 17).

Capital Lease—EVO steam plant. In January 2001, Bakelite entered into an arrangement with EVO, a third party utility supplier (the “lessor”), to lease certain steam generation facilities (the “steam plant”). The lease contract was classified as a capital lease due to the existence of a bargain purchase option. During 2003, Bakelite began construction of a separate manufacturing facility that would produce steam as a by-product in quantities sufficient to meet Bakelite’s prospective needs. The analysis performed by management did not indicate that an impairment existed as of the assessment date.

In April 2004, Bakelite, Rütgers Chemicals AG (“RC”), a wholly owned subsidiary of Rütgers, and the lessor entered into a tripartite agreement to transfer Bakelite’s obligations under the lease arrangement to RC. The steam plant, as an asset to be distributed to a subsidiary of Bakelite’s owners, was reduced to its fair value prior to the transfer. As such, an impairment loss of €2,317 was recognized at the time of transfer of the steam plant to RC, as the carrying amount of the asset exceeded its fair value. Upon execution of the transfer agreement, Bakelite derecognized the leased asset and the related lease obligation from its Combined Balance Sheets and made a cash payment of €700 to RC, the net impact of which has been reflected as a dividend to Rütgers in the Combined Financial Statements. Further, Bakelite paid a €400 termination penalty to the lessor, which was recorded as a General and administrative expense in the Combined Financial Statements in connection with the transfer.

Additionally, under the agreement, Bakelite will pay an annual service fee of €210 to RC allowing the continued use of the steam plant only during times when Bakelite’s plant that generates steam as a by-product undergoes maintenance. Such service fees are recognized as a component of cost of goods sold ratably in each annual period.

Aggregate maturities of debt and capital lease obligations at December 31, 2004 are as follows:

Year ending December 31,	Aggregate Maturities
2005	€25,353
2006	6,867
2007	7,418
2008	8,365
2009	1,445
2010 and beyond	4,108

€53,556

Operating Lease Commitments. Bakelite leases certain land, buildings, cars and office equipment from unrelated parties. Rent expense was €1,553, €1,720 and €1,597 for the years ended December 31, 2004, 2003 and 2002, respectively.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Future minimum lease payments under all non-cancellable capital and operating leases as of December 31, 2004 are as follows:

Year ending December 31,	Capital leases	Operating leases
2005	€214	€1,486
2006	156	1,462
2007	123	1,418
2008	96	1,364
2009	97	1,397
2010 and thereafter	140	2,143

	826	€9,270

Less: Interest (at rates ranging from 4% to 9%)	(159)

Amounts reflected in debt summary
Present value of minimum lease payments	667
Less: Current portion	167

Long-term portion of obligations	€500

Note 10—Derivative Financial Instruments

Strategy and objectives during the normal course of business. Bakelite is exposed to foreign currency risk, commodity price risk and interest rate risk. These risks create volatility in earnings and cash flows from period to period. Bakelite has, in the past, made use of derivative instruments in various strategies to eliminate or limit a portion of its foreign currency risk. Bakelite has also hedged its interest rate risk to a limited extent. Bakelite does not hedge commodity price risk. Bakelite is not always able to immediately pass through commodity price increases to the customers. As a result, in periods of rising commodity prices, Bakelite is exposed to short term commodity price risk. Bakelite does not use derivative instruments for speculative purposes.

Foreign currency derivatives. Bakelite has forecasted transactions denominated in foreign currencies (principally United States dollars, British pounds and Czech crown). Bakelite seeks to economically hedge a portion of the foreign currency risk arising from foreign exchange receivables and foreign currency-denominated forecasted transactions. Forwards and foreign exchange swaps are used to fix or protect the exchange rate to be used for foreign currency-denominated transactions. Hedge accounting is not applied in the Combined Financial Statements of Bakelite. At December 31, 2004 and 2003, the fair market value of the foreign exchange derivatives were €135 and €(268) respectively. At December 31, 2004, these were recorded within Other current liabilities and within Other current receivables in the Combined Balance Sheets. The changes in fair value were recorded in Other operating expense, net, in the Combined Statement of Operations.

Interest rate swap. Bakelite has managed it cash flow volatility a debt instrument with variable cash outflows through the use of an interest rate swap. Hedge accounting is not applied. At December 31, 2004 and 2003, the fair market values of the interest rate swap were €(567) and €(714) respectively, which were recorded within Other long-term liabilities in the Combined Balance Sheets. The changes in fair value were recorded in Other non-operating expense, net in the Combined Statements of Operations.

Embedded Derivatives. Bakelite has no material embedded derivative instruments.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Valuation of derivative instruments. The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. Bakelite monitors the fair value of derivative instruments on a periodic basis. Foreign currency forwards and interest rate swaps are valued using forward rates observed from quoted prices in the relevant markets when possible.

Counterparty risk from the use of derivative financial instruments. Bakelite is exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, Bakelite’s credit risk will equal the fair value gain in a derivative. Currently, when the fair value of a derivative contract is positive, this indicates that the counterparty owes Bakelite, thus creating a repayment risk for Bakelite. When the fair value of a derivative contract is negative, Bakelite owes the counterparty and, therefore, assumes no repayment risk. In order to minimize the credit risk in derivative instruments, Bakelite enters into transactions with high-quality financial institution counterparties that satisfy Bakelite’s credit approval criteria.

Note 11—Fair Value of Financial Instruments

The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair values are determined from quoted market prices where available or based on other similar financial instruments.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and other accruals are considered reasonable estimates of their fair values. Management estimates that the carrying amount of debt and capital lease obligations are also reasonable estimates of their fair value based on discussions with Bakelite’s lenders.

The following table includes the notional amounts and fair values of Bakelite’s derivative financial instruments.

	December 31,
	2004		2003
	Notional Amount	Fair Value	Notional Amount	Fair Value
Derivatives relating to:
Foreign currency contracts	€5,961	€135	€5,956	€(268)
Interest rate swaps	€6,000	€(567)	€6,250	€(714)

Note 12—Guarantees and Indemnifications

Standard Guarantees / Indemnifications: In the ordinary course of business, Bakelite enters into numerous agreements that contain standard guarantees and indemnities whereby Bakelite indemnifies another party for, among other things, breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property, (iv) long-term supply agreements and (v) agreements with public authorities on subsidies received for designated research and development projects. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements, (iv) vendors or customers in long-term supply agreements and (v) governments or agencies subsidizing research or development.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Bakelite has not entered into any significant agreements subsequent to January 1, 2003 that would require it, as a guarantor, to recognize a liability for the fair value of obligations it has undertaken in issuing the guarantee.

Subsidiary Guarantees: Bakelite AG has issued letters of comfort for €8,540 of bank debt of several non-German subsidiaries. In addition, Bakelite AG guarantees the open payables from certain vendors of Bakelite Korea and Bakelite s.r.o. related to the purchase of raw materials.

Furthermore, Rütgers has issued letters of comfort for bank and lease debt and other liabilities of Bakelite AG, Bakelite Italia, Bakelite Korea, Bakelite Oy and Bakelite UK for liabilities totalling €39,629 at December 31, 2004. These letters of comfort are intended to be terminated prior to the consummation of the sale of Bakelite to Borden Chemical, Inc. (Note 17).

Contingent Purchase Consideration: In 2002 the acquisition agreement of Bakelite Korea included a contingent purchase consideration provision based on achievement of certain targeted earnings before interest and taxes. The maximum payment amount was €4,181 (Note 5). In 2004, the contingent consideration was resolved as Bakelite Korea did not exceed the average earnings targets for three consecutive years as stipulated in the purchase agreement. The deferred credit was recognized as a pro-rata reduction of certain non-current assets.

The purchase agreement for the acquisition of order books from Neste-Meerbeck contained contingent considerations of €1,398 as of December 31, 2004.

Warranties: Bakelite does not make express warranties on its products, other than that they comply with Bakelite’s specifications; therefore, Bakelite does not record a warranty liability. Adjustments for product quality claims are not material and are charged against sales revenue.

Note 13—Commitments and Contingencies

Environmental commitments and contingencies. Bakelite has responsibilities for environmental cleanup under various state, local and federal laws in the countries in which it operates as a result of Bakelite’s operations that involve the use, handling, processing, storage, transportation and disposal of hazardous materials. Based on management’s estimates, which are determined through historical experience Bakelite has recorded liabilities of €288 and €760 at December 31, 2004 and 2003, respectively, for all probable and estimable environmental remediation activities. These accruals primarily represent two cases at the Solbiate, Italy site where remediation was performed for asbestos-containing materials identified on site and where remediation was assessed by local authorities for cumene contamination discovered. The removal of asbestos-containing materials for insulation on pipelines began in 2003 and was finalized in August 2004. This removal was not required under local law but was carried out voluntarily. The cumene contamination was discovered in 1998 and remediation began in 2000 after investigations by Bakelite and the authorities were finalized. During 2003, it was determined that the remediation procedures carried out since 1998 would be insufficient and further remediation would be required. Based on an agreement with the authorities, the current remediation measures are to be finalized by 2007 and will be performed in stages in the contaminated area. Parallel to the remediation measure, a groundwater monitoring program has been started in 1999 and is ongoing. The accrual contains costs for both the remediation and the monitoring program. For both of these cases management believes the accruals are sufficient to meet the remediation and monitoring activities. Furthermore, management believes it is remote that further remediation or assessments will be made with regard to these contaminations.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

The following table summarizes the activity in Bakelite’s accrued obligations for environmental matters for the years ended December 31, 2004 and 2003:

	December 31,
	2004	2003	2002
Accrued obligations for environmental matters
Balance at January 1	€760	€72	€253
Additional accruals	—	892	—
Charges against reserve	(472)	(204)	(153)
Adjustments to reserve	—	—	(28)

Total accrued obligations for environmental matters	€288	€760	€72

At Bakelite’s site in Duisburg, Germany, a significant tar contamination is located underneath Bakelite’s facilities that are shared with Rütgers Chemicals AG, a subsidiary of Rütgers. This contamination resulted from the demolition of a tar distillation facility located on that site. Although Rütgers Chemicals AG and Bakelite are in discussion with local authorities concerning a proposed remediation plan, the scope and extent of that plan and the costs of its implementation are not yet reasonably estimable. Annually, Bakelite has incurred €45 to €60 for investigation activities. These costs have been contractually shared by Rütgers Chemicals AG (70%) and by Bakelite (30%). Pursuant to the sale of the Resin business of the Bakelite Group, Rütgers will assume all costs related to the investigation activities.

For all other environmental risks to which Bakelite is exposed, management believes it is remote that litigation, assessments or claims will be filed against Bakelite in the future. Management believes these environmental risks cannot be estimated as there has been no indication of required remediation or possible future litigation. However, if litigation or remediation is threatened, the assessment could have a material affect on Bakelite’s results of operations or cash flows in the period of assessment.

Pursuant to the sale of the Resin Business of the Bakelite Group, Rütgers intends to provide indemnifications to Borden Chemical, Inc. with respect to certain environmental liabilities. These indemnifications will be subject to exceptions and limitations. (Note 17).

Customer claims and other litigation. In addition to the environmental-related legal matters discussed above, Bakelite is subject to various product liability, commercial and employment litigation and other legal matters which are considered to be in the ordinary course of business. Bakelite has reserved €245 and €273 at December 31, 2004 and 2003, respectively, relating to an accident at a plant in Spain and the infringement of a patent in Finland.

A claim has been filed against the Spanish subsidiary regarding an accident at the Salcedo Plant which caused the death of an employee of an external contractor. Management has assessed that an unfavorable outcome is probable and has recorded an accrual for the pending claim. In 2001, Ruutteri Oy filed a claim against Bakelite Oy, for the infringement of a patent. Bakelite filed a lawsuit to nullify the patent, which was dismissed. Therefore an unfavorable outcome is probable, and an accrual has been recorded for the estimated settlement amount. Bakelite has not taken into consideration insurance coverage or any anticipated recoveries from third parties in determining the reserve for legal matters.

In Italy, there have been several civil law claims filed against Bakelite related to asbestos-containing materials that were used in production. Italian regulations provide a general fund to pay damages related to

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

asbestos claims by employees, former employees or surviving family members. The surviving family members of two former employees have initiated legal claims against Bakelite, in addition to their claim against the general fund. It is currently unclear whether a claim against Bakelite will be accepted by the Court, or to what damages Bakelite may be exposed. Furthermore, there is another asbestos related employee claim against the Spanish subsidiary. For all of the asbestos related claims, management has assessed the outcome of the litigation to be favorable, and therefore no accrual has been recorded by Bakelite.

For all other legal matters outstanding, most of which are related to product liability, management believes it is remote that the outcome will be unfavorable and thus has not recorded an accrual.

Non-cancellable purchase commitments. Bakelite has non-cancellable purchase agreements for raw materials on the basis of indexed price formulas to ensure market price, with a remaining period of one to three years. The non-cancellable purchase commitments as of December 31, 2004 are as follows:

Year ending December 31,	Amount
2005	€136,925
2006	35,689
2007	0

Total purchase commitments	€172,614

The Company has previously recorded expenses of €93,985, €56,646 and €63,588 for the year ended December 31, 2004, 2003, and 2002, respectively, in connection with these non-cancellable purchase commitment agreements. In 2004, the increase in recorded expenses mainly attributable to larger contracted volumes and increases in prices. Included in these expenses are commitments related to toll manufacturing arrangements with unconditional purchase obligations. Under these agreements, Bakelite contracts with a third party supplier to manufacture a minimum amount of raw materials into finished goods. During 2003, management terminated all tolling arrangements which included unconditional purchase obligations related to previous acquisition of orderbooks from competitors. The amount of purchases made for these tolling arrangements in 2003 and 2002 amounted to €2,591 and €4,623, respectively. The charges to terminate these contracts amounted to €800 and €300 during 2003 and 2002, respectively, and are recorded as Other operating expense. In 2004, the amount of purchases made under tolling arrangements with unconditional purchases obligations was €742 and was related to Bakelite Epoxy Polymers Corp. and Bakelite AG.

Note 14—Restructuring Provisions

Restructuring Project 2002. In 2002, Bakelite initiated restructuring activities designed to increase profitability through structural changes and process optimisations in Germany and Italy. The restructuring plan consists of 14 measures, including supplier changes, reducing headcount and streamlining processes. Bakelite achieved a total headcount reduction of 73 employees, as of December 31, 2003. The headcount reduction was achieved through involuntary terminations of 45 employees, 1 by early retirement, and the remainder by natural attrition.

The affected employees were terminated or left Bakelite throughout 2002 and 2003, with the last employee leaving in December 2003. The amount accrued at December 31, 2002 relates to severance costs for employees, who were notified in the fourth quarter of 2002 and paid in the first six months of 2003. Total costs incurred for involuntary terminations were €377 and €270 for the years ended December 31, 2003 and 2002, respectively. Only the costs incurred in Germany qualify as restructuring expenses.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

Restructuring Project 2003. In November 2003, Bakelite initiated a restructuring program designed to improve operating efficiency of its worldwide facilities and reduce the fixed-cost base of primarily the German and Italian operations. This goal will be achieved by headcount reductions, salary adjustments and streamlining of manufacturing and general administrative functions. The headcount reduction measures in the plan require (i) involuntary terminations by transferring employees to a third party temporary employment agency and (ii) certain eligible employees to enter an early retirement plan, where a reduced work schedule is offered to employees who near retirement. Bakelite intends to achieve a total headcount reduction of 233 employees by the end of 2007 by involuntary terminations (134 employees), early retirement (36 employees) and leave through natural attrition (63 employees). The involuntary termination measures include 11 employees who refused the termination benefits offered by Bakelite and subsequently filed a lawsuit for reemployment. Of the measures to be used in this plan, only the expenses related to the 87 employees who accepted the involuntary termination qualify as restructuring expenses.

Management estimates the costs for the entire plan to be €7,173. The costs, to be incurred in Germany only, qualify as restructuring expenses and were estimated to be €1,846.

The estimated costs accrued for those employees who filed lawsuits as of December 31, 2004 were €40, relating to two remaining employees from the original eleven cases. This amount is recorded in other current liabilities. The comparative amount for 2003 was €420.

The following table reflects the changes in the restructuring provisions:

	Restructuring Project 2003	Restructuring Project 2002	Total
January 1, 2002	€—	€—	€—
Additions	—	270	270
Utilization	—	(125)	(125)

December 31, 2002	—	145	145
Additions	1,273	377	1,650
Utilization	(390)	(522)	(912)

December 31, 2003	€883	€—	€883

Additions	573		573
Utilization	(1,040)		(1,040)

December 31, 2004	€416	€—	€416

Note 15—Related Parties

As discussed in Note 1, certain expenses of Rütgers have been pushed down to Bakelite. The expenses relate to tax, environmental and administrative services provided to Bakelite by Rütgers, and are based on allocations of usage deemed reasonable by management. Total expenses recognized by Bakelite were €184, €181 and €181 for each of the years ended December 31, 2004, 2003 and 2002, and are included in General and administrative expense in the Combined Statements of Operations.

The German entities of Bakelite are direct or indirect parties to cash pooling arrangements with Rütgers. Under these agreements, any cash balance is cleared and transferred to Rütgers on a daily basis. The accumulated cash transferred to or from Rütgers bears interest at 3 months EURIBOR plus 0.5% on overdrafts and 3 months

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

EURIBOR minus 0.5% on excess cash balances of Bakelite. Net interest income (expense) recorded related to these arrangements was €621, €(661) and €(1,288) in 2004, 2003 and 2002, respectively, and is recorded in affiliated interest expense, net, in the Combined Statements of Operations.

Under German tax law, Bakelite is subject to an arrangement (the “profit sharing arrangement”) with Rütgers whereby annual net income or net loss is transferred to or compensated by Rütgers each year, in the form of a dividend if Bakelite has net income or in the form of a capital contribution if in a net loss position. Rütgers intends to dissolve this agreement upon the consummation of the sale of Bakelite to Borden Chemicals, Inc.

Rütgers also provides letters of comfort to lenders of certain of Bakelite’s entities. As discussed further in Notes 9 and 12, these letters generally commit Rütgers to use its influence as a shareholder to assure adherence to the terms of the loans.

As discussed in Note 7, at December 31, 2003, Bakelite and Rütgers agreed to transfer certain pensioners from Bakelite to Rütgers in 2004.

Bakelite held a 50% interest in Rütgers Plenco, a joint venture. Note 4 describes the transactions between Bakelite and the former joint venture. The joint venture was terminated in December 2003, and the legal entity was dissolved in 2004.

There are service agreements in place between Bakelite and other entities of RAG AG, primarily for information technology and infrastructure services. Fees paid by Bakelite for these services are recorded in General and administrative expense in the Combined Statements of Operations of €1,389, €1,443 and €1,473 for the years ended December 31, 2004, 2003 and 2002, respectively. In addition, Bakelite purchases certain production materials from related parties, including steam from Rütgers Chemicals AG, and sells products to other entities within Rütgers.

In July 2002, one of Bakelite’s subsidiaries, Bakelite Epoxy Polymers Corp. (“BUS”), entered into an arrangement with Rütgers Organics Corporation (“ROC”), a wholly owned subsidiary of Rütgers, to lease a specialty chemical manufacturing facility in Augusta, Georgia. BUS paid rent and fees for accounting, human resources and information technology services to ROC, net of a management fee received from ROC. BUS also entered into a toll manufacturing arrangement with ROC that allowed ROC to purchase specialty chemicals produced at the facility at direct cost plus allocated overhead.

During 2002, BUS constructed equipment at the facility enabling it to manufacture epoxy resins. These improvements were completed in December 2002, at which time depreciation commenced for the costs capitalized of €2,017. Given the change in plans for the equipment during February 2003, management made the decision to cease operating the equipment by December 31, 2003 and revised the useful life accordingly.

Under the arrangement existing in 2002 and 2003 Bakelite received tolling and management fees of €1,115 and €438, offset by expenses of €440 and €653, in 2003 and 2002 respectively. These net positions are classified within expenses.

Effective January 2004, both parties agreed to terminate the 2002 leasing arrangement and entered into a new arrangement, whereby ROC (i) will resume control of the facility and manufacture epoxy resins for BUS under a toll manufacturing arrangement and (ii) will lease the improvements made by BUS. The toll manufacturing arrangement has an original term of 2 years that can be extended by an additional year unless

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

either party terminates the arrangement. The toll manufacturing fee is based on ROC’s direct costs, allocated overhead and a 10% margin. The tolling arrangement will be accounted for as a service contract.

As part of the new arrangement, ROC will pay BUS €4 per month for the rent of the improvements that BUS constructed at the facility and ROC has the option to purchase the improvements at a bargain purchase price at the end of the original term of the arrangement. During the initial contract periods, Bakelite is required to purchase a minimum quantity of epoxy resins amounting to €263.

During 2004, under the new arrangement, BUS paid tolling fees of €314 and €11 for rent of office space and one vehicle and received lease payments of €48 in respect of the production equipment.

As a result of these transactions, Bakelite has €225 of accounts payable at December 31, 2004, and €141 and €111 of net accounts receivable from ROC at December 31, 2003 and 2002 respectively.

All transactions with related parties as of and for the year ended December 31, 2004, 2003 and 2002 are summarized as follows:

	December 31, 2004		December 31, 2003		December 31, 2002
	Purchases from	Revenues from	Purchases from	Revenues from	Purchases from	Revenues from
Rütgers	€27	€615	€—	€548	€3	€—
RAG Informatik	1,389	—	1,443	—	1,473	—
Rütgers Chemicals AG	609	7,906	2,609	—	5,623	—
Bozzetto	148	86	93	295	75	771
Rütgers Plenco LLC	—	—	—	1,281	—	1,311
Rütgers Organics Corp.*	277	—	(675)	—	215	—
Other RAG AG Companies	1	133	43	71	43	135

Total related party activity	€2,451	€8,740	€3,513	€2,195	€7,432	€2,217

*	revenue and expense are presented net

All balances with related parties as of and for the year ended December 31, 2004 and 2003 are summarized as follows:

	December 31, 2004		December 31, 2003
	Accounts payable to	Accounts receivable from	Accounts payable to	Accounts receivable from
Rütgers	€—	€17,260	€20,026	€708
RAG Informatik	—	14	85	—
Rütgers Chemicals AG	201	10	—	26
Bozzetto	—	—	—	93
Rütgers Plenco LLC	—	—	—	544
Rütgers Organics Corp.	225	—	—	141
Other RAG AG Companies	303	35	36	—

Total related party activity	€729	€17,319	€20,147	€1,512

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

As also discussed in Note 1, the Combined Financial Statements do not include Bozzetto. No dividends were received in 2004. Dividends received of €13,400 and €5,417 for the years ended December 31, 2003 and 2002, respectively, have been presented as capital contributions, net of related taxes.

It is anticipated that in the event of the sale of Bakelite, various agreements between Bakelite and Rütgers will be terminated, including profit sharing and letter of comfort arrangements.

Note 16—Cash Flow Information

Financing cash flows in the Combined Financial Statements include movements under the cash pooling arrangement, cash transactions related to Bozzetto and funding (dividends) received (paid) under the Rütgers profit sharing arrangements. Following is a summary of these financing transactions:

	December 31,
	2004	2003	2002
Transactions with Rütgers:
Cash pooling agreement	€(36,920)	€(22,108)	€(3,363)
Funding under loss transfers (dividends paid) from (to) Rütgers	(33,658)	16,341	(10,715)

	€(70,578)	€(5,767)	€(14,078)

Transactions related to Bozzetto:
Proceeds from sale of Bozzetto	101,685	—	—
Purchase of minority interest in Bozzetto	—	(10,397)	—
Bozzetto dividends received, net of distribution to minorities	—	13,400	5,417

	€101,685	€3,003	€5,417

Following is a summary of cash paid for:

	December 31,
	2004	2003	2002
Income taxes	€1,473	€6,086	€4,337
Interest	€3,735	€3,841	€2,889

Note 17—Subsequent Events

At the end of 2004, all appropriate corporate bodies of Bakelite approved an agreement for the sale of the shares of Bakelite AG to Borden Chemical, Inc. through its foreign subsidiary, National Borden Chemical Germany, GmbH. Subsequent to the consummation of such transaction, Bakelite does not expect to have material financial commitments, guarantees, or contingent liabilities to, or from, any RAG AG companies, including the non-resin businesses of Rütgers or Bozzetto. Concurrent with the closing, Rütgers has committed to indemnify Borden Chemical, Inc. and Bakelite against claims for certain environmental, legal and other matters, subject to terms and conditions specified in the agreement. Pursuant to the sale of Bakelite, Rütgers established a bonus arrangement with the executive management of Bakelite. The bonus arrangement is payable only upon closing by Rütgers.

With effect from January 2005 an agreement was reached between Rütgers, BAG and the Company’s workers council to cancel the old compensation agreement. Based on the new agreement, Rütgers will bear the total cost that will be paid out by Bakelite to its affected employees.

Resin Business of the Bakelite Group

Notes to the Combined Financial Statements—(Continued)

(Euro amounts in thousands unless otherwise stated)

On April 12, 2005 the European Commission cleared the proposed acquisition of Bakelite AG by the investment group Apollo, subject to conditions. The commission found that the proposed transaction could give rise to competition concerns in the fields of phenolic resins for refractory materials and reactive diluents for epoxy systems. However, the parties have offered remedies that alleviate the concerns identified by the Commission.

Specifically, the parties agreed to license a “technology package” to their customers, who could then sub-license it to alternative suppliers. In addition, the parties offered to enter into long term supply agreements to secure supply and pricing conditions for Cardura™ , a specific type of diluent, with any direct customer which uses it in epoxy formulated systems.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Registrants Incorporated in Delaware

With respect to the registrants incorporated in Delaware, Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

•	to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

•	the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

•	the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 20, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of Registrant, and whether civil, criminal, administrative, investigative or otherwise.

Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of each of the registrants incorporated in Delaware under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Each of the registrants incorporated in Delaware may, in their discretion, similarly indemnify their employees and agents. The Bylaws of each of the registrants incorporated in Delaware provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, each of the registrants incorporated in Delaware will indemnify any and all of its officers, directors, employees and agents. In addition, the Certificate of Incorporation of each of the registrants incorporated in Delaware relieves its directors from monetary damages to it or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

Hexion Nova Scotia Finance, ULC

Under applicable Nova Scotia law, a company is permitted to indemnify its officers and directors on terms acceptable to its shareholders subject only to the general common law restrictions based on public policy and restrictions residing under specific legislation of relevant jurisdictions. The Articles of Association of Hexion Nova Scotia Finance, ULC provide that directors and officers shall be indemnified in the absence of any dishonesty on their part, against all costs, losses and expenses arising in respect of any claim made against such person or civil, criminal or administrative action or proceeding to which such person is made a party by reason of such person’s position at the company. Additionally, no director, officer, former director or officer, or person who acts or acted at the company’s request, in the absence of any dishonesty of such person’s part, shall be liable for the acts, receipts, neglects or defaults of any other director, officer or such person, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Company through insufficiency or deficiency of title to any property acquired for or on behalf of the company, or through the insufficiency or deficiency of any security in or upon which any of the funds of the company are invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any funds, securities or effects are deposited, or for any loss occasioned by error of judgment or oversight on the part of such person, or for any other loss, damage or misfortune whatsoever which happens in the execution of the duties of such person or in relation thereto.

Hexion CI Holding Company (China) LLC

Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims whatsoever. The limited liability company agreement for Hexion CI Holding Company (China) LLC, provides that the company shall, to the full extent permitted by applicable law, indemnify and hold harmless each member and each officer against liabilities incurred by it in connection with any action, suit or proceeding to which it may be made a party or otherwise involved or with which such member or such officer shall be threatened by reason of its being a member or officer or while acting as a member or officer on behalf of the company or in its interest.

Hexion Specialty Chemicals, Inc.

With respect to Hexion Specialty Chemicals, Inc., the New Jersey Business Corporation Act provides that a New Jersey corporation has the power to indemnify a director or officer against his or her expenses and liabilities in connection with any proceeding involving the director or officer by reason of his or her being or having been such a director or officer, other than a proceeding by or in the right of the corporation, if such a director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and with respect to any criminal proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

The indemnification and advancement of expenses shall not exclude any other rights, including the right to be indemnified against liabilities and expenses incurred in proceedings by or in the right of the corporation, to which a director or officer may be entitled under a certificate of incorporation, by-law, agreement, vote of shareholders, or otherwise; provided that no indemnification shall be made to or on behalf of a director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts or omissions (a) were in breach of his or her duty of loyalty to the corporation or its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by the director or officer of an improper personal benefit.

Hexion’s Restated Certificate of Incorporation provides that every person who is or was a director or an officer of the corporation shall be indemnified by the corporation to the fullest extent allowed by law, including the indemnification permitted by New Jersey Business Corporation Act §14A:3-5(8), against all liabilities and expenses imposed upon or incurred by that person in connection with any proceeding in which that person may be made, or threatened to be made, a party, or in which that person may become involved by reason of that person being or having been a director or an officer of or of serving or having served in any capacity with any other enterprise at the request of the corporation, whether or not that person is a director or an officer or continues to serve the other enterprise at the time the liabilities or expenses are imposed or incurred. During the pendency of any such proceeding, the corporation shall, to the fullest extent permitted by law, promptly advance expenses that are incurred, from time to time, by a director or an officer in connection with the proceeding, subject to the receipt by the corporation of an undertaking as required by law.

In addition, Hexion has obtained liability insurance coverage for its directors and officers, which insures against liabilities that directors and officers may incur while acting in such capacities. These policies contain standard exclusions and endorsements.

Insurance

Each of the Registrants’ currently maintains an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of this Registrant.

Item 21. Exhibits and Financial Statement Schedules

(a)	The following exhibits are attached hereto:

Exhibit Number	Description of Document

2.1**†	Transaction Agreement dated as of April 22, 2005 among RPP Holdings LLC, Resolution Performance Products Inc., Resolution Performance Products LLC, Resolution Specialty Materials Holdings LLC, Resolution Specialty Materials LLC, Lawter International Inc., BHI Acquisition Corp., BHI Merger Sub Inc., and Borden Chemical Inc. (incorporated herein by reference to Exhibit 2.1 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

2.2**†	Amended and Restated Master Sale Agreement (US) dated as of November 14, 2000 among Shell Oil Company, Resin Acquisition, LLC and Resolution Performance Products Inc. (incorporated by reference to Exhibit 2.1 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

Exhibit Number	Description of Document

2.3**†	Amended and Restated SPNV Resins Sale Agreement dated as of November 14, 2000 between Shell Oil Company and Resolution Performance Products Inc. (incorporated by reference to Exhibit 2.2 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

2.4**	Assignment and Assumption Agreement dated November 13, 2000 between Resolution Performance Products Inc. and Resolution Performance Products LLC (incorporated by reference to Exhibit 2.3 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

2.5**	Assignment and Assumption Agreement dated November 14, 2000 between Resin Acquisition, LLC and RPP Holdings LLC (incorporated by reference to Exhibit 2.4 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

3.1**	Certificate of Incorporation of Hexion U.S. Finance Corp. (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.2**	Bylaws of Hexion U.S. Finance Corp. (incorporated herein by reference to Exhibit 3.2 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.3**	Memorandum of Association of Hexion Nova Scotia Finance, ULC (incorporated herein by reference to Exhibit 3.3 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.4**	Articles of Association of Hexion Nova Scotia Finance, ULC (incorporated herein by reference to Exhibit 3.4 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.5	Restated Certificate of Incorporation of Hexion Specialty Chemicals, Inc.

3.6	Amended and Restated Bylaws of Hexion Specialty Chemicals, Inc.

3.7**	Certificate of Incorporation of Borden Chemical Investments, Inc. (incorporated herein by reference to Exhibit 3.9 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.8**	Bylaws of Borden Chemical Investments, Inc. (incorporated herein by reference to Exhibit 3.10 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.9**	Certificate of Incorporation of Borden Chemical Foundry, Inc. (incorporated herein by reference to Exhibit 3.11 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.10**	Bylaws of Borden Chemical Foundry, Inc. (incorporated herein by reference to Exhibit 3.12 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.11**	Certificate of Incorporation of HSC Capital Corporation (incorporated herein by reference to Exhibit 3.13 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.12**	Bylaws of HSC Capital Corporation (incorporated herein by reference to Exhibit 3.14 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.13**	Certificate of Incorporation of Lawter International Inc. (incorporated herein by reference to Exhibit 3.15 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

Exhibit Number	Description of Document

3.14**	Bylaws of Lawter International Inc. (incorporated herein by reference to Exhibit 3.16 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.15**	Certificate of Incorporation of Borden Chemical International, Inc. (incorporated herein by reference to Exhibit 3.17 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.16**	Bylaws of Borden Chemical International, Inc. (incorporated herein by reference to Exhibit 3.18 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.17**	Certificate of Incorporation of Oilfield Technology Group, Inc. (incorporated herein by reference to Exhibit 3.23 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.18**	Bylaws of Oilfield Technology Group, Inc. (incorporated herein by reference to Exhibit 3.24 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.19**	Certificate of Formation of Hexion CI Holding Company (China) LLC (incorporated herein by reference to Exhibit 3.25 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.20**	Limited Liability Company Agreement of Hexion CI Holding Company (China) LLC (incorporated herein by reference to Exhibit 3.26 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

4.1**	Form of Indenture between the Registrant and The First National Bank of Chicago, as Trustee, dated as of January 15, 1983, as supplemented by the First Supplemental Indenture dated as of March 31, 1986, and the Second Supplemental Indenture, dated as of June 26, 1996, relating to the $200,000,000 8 3/8% Sinking Fund Debentures due 2016, incorporated herein by reference from Exhibits (4)(a) and (b) to Amendment No. 1 to Registration Statement on Form S-3, File No. 33-4381 and Exhibit (4)(iv) to the June 30, 1996, Form 10-Q.

4.2**	Form of Indenture between Borden Chemical and The Bank of New York, as Trustee, dated as of December 15, 1987, as supplemented by the First Supplemental Indenture dated as of December 15, 1987, and the Second Supplemental Indenture dated as of February 1, 1993, and the Third Supplemental Indenture dated as of June 26, 1996, (incorporated herein by reference from Exhibits (4)(a) through (d) to Borden Chemical’s Registration Statement on Form S-3, File No. 33-45770 and Exhibit (4)(iii) to the June 30, 1996, Form 10-Q filed on August 14, 1996 (File No. 001-00071)), relating to the following Debentures and Notes:

(a) The $200,000,000 9 1/5% Debentures due 2021.

(b) The $250,000,000 7 7/8% Debentures due 2023.

4.3**	Indenture dated as of August 12, 2004 among Borden U.S. Finance Corp. and Borden Nova Scotia Finance, ULC, as Issuers, Borden Chemical, and Wilmington Trust Company, as Trustee, relating to: (a) the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010 and (b) the $325,000,000 9% Second-Priority Senior Secured Notes due 2014 (incorporated by reference to Exhibit 4(i) to Borden Chemical’s Form 10-Q filed on November 15, 2004, File No. 001-00071)

4.4**	Indenture dated as of May 20, 2005 among BCI US Finance Corp., Borden 2 Nova Scotia Finance, ULC, as Issuers, Hexion Specialty Chemicals, Inc. and Wilmington Trust Company, as Trustee, relating to the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010 (incorporated herein by reference to Exhibit 4.15 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

Exhibit Number	Description of Document

4.5**	First Supplemental Indenture, dated as of May 31, 2005 among RPP Capital Corporation, Resolution Specialty Materials, LLC, Resolutions’ JV LLC, Lawter International, Inc., Resolution Specialty Materials Capital Corp., Borden Chemical International, Inc., Bakelite North America Holding Company, Bakelite Epoxy Polymers Corporation, Oilfield Technology Group, Inc. and Borden Services Company, as Additional Subsidiary Guarantors, Hexion Specialty Chemicals, Inc., Borden U.S. Finance Corp. and Borden Nova Scotia Finance, ULC and Wilmington Trust Company, as Trustee to the Indenture dated as of August 12, 2004 among Borden U.S. Finance Corp., Borden Nova Scotia Finance, ULC, as Issuers, Borden Chemical and Wilmington Trust Company, as Trustee relating to: (a) the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010 and (b) the $325,000,000 9% Second-Priority Senior Secured Notes due 2014 (incorporated herein by reference to Exhibit 4.16 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

4.6**	Supplemental Indenture dated as of May 31, 2005 among Borden U.S. Finance Corp., Borden Nova Scotia Finance, ULC, the guarantors named therein and Wilmington Trust Company, as Trustee to the Indenture dated May 20, 2005 among BCI US Finance Corp. and Borden 2 Nova Scotia Finance, ULC, as Issuers, Hexion Specialty Chemicals, Inc. and Wilmington Trust Company, as Trustee relating to the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010 (incorporated herein by reference to Exhibit 4.17 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

4.7**	Second Supplemental Indenture dated as of December 23, 2005 among Hexion U.S. Finance Corp., Hexion Nova Scotia Finance, ULC, Hexion Specialty Chemicals, Inc., Hexion CI Holding Company (China) LLC and Wilmington Trust Company, as Trustee to the Indenture dated August 12, 2004 among Borden U.S. Finance Corp., Borden Nova Scotia Finance, ULC, as Issuers, Borden Chemical, Inc. and Wilmington Trust Company, as Trustee relating to: (a) the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010 and (b) the $325,000,000 9% Second-Priority Senior Secured Notes due 2014 (incorporated herein by reference to Exhibit 4.27 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

4.8**	Second Supplemental Indenture dated as of December 23, 2005 among Hexion U.S. Finance Corp., Hexion Nova Scotia Finance, ULC, Hexion Specialty Chemicals, Inc., Hexion CI Holding Company (China) LLC and Wilmington Trust Company, as Trustee to the Indenture dated May 20, 2005 among BCI US Finance Corp. and Borden 2 Nova Scotia Finance, ULC, as Issuers, Hexion Specialty Chemicals, Inc. and Wilmington Trust Company, as Trustee relating to the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010 (incorporated herein by reference to Exhibit 4.28 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

5.1*	Opinion of O’Melveny & Myers LLP

5.2	Opinion of Connell Foley LLP

5.3*	Opinion of Stewart McKelvey Stirling Scales

10.1**	Amended and Restated Executive Supplemental Pension Plan, dated as of January, 1996 (incorporated by reference to Exhibit (10)(xiii) to Borden Chemical’s December 31, 1998 Form 10-K filed on March 31, 1999 (File No. 001-00071))

10.2**	Advisory Directors Plan (incorporated by reference to Exhibit 10(viii) to Borden Chemical’s 1989 Form 10-K Annual Report).

10.3**	Perquisite Benefits Policy (incorporated by reference to Exhibit (10)(xviii) to Borden Chemical’s December 31, 2001 Form 10-K filed on March 29, 2002 (File No. 001-00071))

Exhibit Number	Description of Document

10.4**	Master Asset Conveyance and Facility Support Agreement, dated as of December 20, 2002, between Borden Chemical and Borden Chemicals and Plastics Operating Limited Partnership (incorporated by reference to Exhibit (10)(xxvi) to Borden Chemical’s December 31, 2002 Form 10-K filed on March 28, 2003 (File No. 001-00071))

10.5**	Environmental Servitude Agreement, dated as of December 20, 2002, between Borden Chemical and Borden Chemicals and Plastics Operating Limited Partnership (incorporated by reference to Exhibit (10)(xxvii) to Borden Chemical’s December 31, 2002 Form 10-K filed on March 28, 2003 (File No. 001-00071))

10.6**	Stock Purchase Agreement dated as of July 5, 2004 among BHI Investment, LLC, BW Holdings LLC, Borden Holdings, Inc. Borden Chemical, Inc. Craig O. Morrison and Joseph P. Bevilaqua (incorporated by reference to Exhibit (10)(i) to Borden Chemical’s June 30, 2004 Form 10-Q filed on July 26, 2004 (File No. 001-00071))

10.7**	Amended and Restated Employment Agreement dated as of August 12, 2004 between the Company and Craig O. Morrison (incorporated by reference to Exhibit 10(i) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.8**	Amended and Restated Employment Agreement dated as of August 12, 2004 between the Company and Joseph P. Bevilaqua (incorporated by reference to Exhibit 10(ii) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.9**	Amended and Restated Employment Agreement dated as of August 12, 2004 between the Company and William H. Carter. (incorporated by reference to Exhibit 10(iii) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.10**	BHI Acquisition Corp. 2004 Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.10 to Amendment No. 9 to Hexion’s Registration Statement on Form S-1 filed on June 2, 2006 (File No. 333-124287))

10.11**	BHI Acquisition Corp. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10(v) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.12**	Investor Rights Agreement dated as of August 12, 2004 among BHI Acquisition Corp., and The Holders that are parties thereto (incorporated by reference to Exhibit 10(vi) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.13**	Registration Rights Agreement dated as of August 12, 2004 among BHI Acquisition Corp., BHI Investment, LC, and the Management Holders party thereto (incorporated by reference to Exhibit 10(vii) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.14**	Amendment No. 1 dated as of August 11, 2004, to the Stock Purchase Agreement dated July 5, 2004 by and among BHI Investment, LLC, Borden Holdings, Inc., Borden Chemical, Inc., Craig O. Morrison and Joseph P. Bevilaqua (incorporated by reference to Exhibit 10(viii) to the Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.15**	Management Consulting Agreement dated as of August 12, 2004 between Borden Chemical, Inc. and Apollo Management V, L.P. (incorporated by reference to Exhibit 10(ix) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.16**	Share Purchase Agreement dated October 6, 2004 among RÜTGERS AG, RÜTGERS Bakelite Projekt GmbH, National Borden Chemical Germany GmbH, and Borden Chemical, Inc. (incorporated by reference to Exhibit 10(xi) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

Exhibit Number	Description of Document

10.17**	Secured Promissory Note dated August 10, 2001 from Jeffrey M. Nodland to Resolution Performance Product LLC (incorporated by reference to Exhibit 10.2 to Resolution Performance’s September 30, 2004 Form 10–Q filed on November 14, 2001 (File No. 333-57170))

10.18**	Pledge Agreement dated August 10, 2001 between Jeffrey M. Nodland and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.3 to Resolution Performance’s September 30, 2001 Form 10–Q filed on November 14, 2001 (File No. 333-57170))

10.19**	Secured Promissory Note dated June 18, 2001 from Mark S. Antonvich to Resolution Performance Products LLC (incorporated by reference to Exhibit 10.4 to Resolution Performance’s September 30, 2001 Form 10–Q filed on November 14, 2001 (File No. 333-57170))

10.20**	Pledge Agreement dated June 18, 2001 between Mark S. Antonvich to Resolution Performance Products LLC (incorporated by reference to Exhibit 10.5 to Resolution Performance’s September 30, 2001 Form 10–Q filed on November 14, 2001 (File No. 333-57170))

10.21**	Intellectual Property Transfer and License Agreement and Contribution Agreement dated as of November 14, 2000 between Shell Oil Company and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.13 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.22**	Intellectual Property Transfer and License Agreement and Contribution Agreement dated as of November 14, 2000 between Shell Internationale Research Maatschappij B.V. and Shell Epoxy Resins Research B.V (incorporated by reference to Exhibit 10.14 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170)).

10.23**	Management Consulting Agreement dated as of November 14, 2000 among Resolution Performance Products LLC and Apollo Management IV, L.P. (incorporated by reference to Exhibit 10.18 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.24**	First Amended and Restated Deer Park Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Shell Chemical Company, for itself and as agent for Shell Oil Company, and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.19 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.25**	First Amended and Restated Norco Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Shell Chemical Company, for itself and as agent for Shell Oil Company, and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.20 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.26**	First Amended and Restated Pernis Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Resolution Europe B.V. (f/k/a Resolution Nederland B.V., f/k/a Shell Epoxy Resins Nederland B.V.) and Shell Nederland Raffinaderij B.V. (incorporated by reference to Exhibit 10.21 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.27**	First Amended and Restated Pernis Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Resolution Europe B.V. (f/k/a Resolution Nederland B.V., f/k/a Shell Epoxy Resins Nederland B.V.) and Shell Nederland Chemie B.V. (incorporated by reference to Exhibit 10.22 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.28**	Deer Park Ground Lease and Grant of Easements dated as of November 1, 2000 between Shell Oil Company and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.23 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

Exhibit Number	Description of Document

10.29**	Norco Ground Lease and Grant of Servitudes dated as of November 1, 2000 between Shell Oil Company and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.24 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.30**	Amended and Restated Agreement of Sub—Lease (Pernis) dated as of November 1, 2000 between Resolution Europe B.V. (f/k/a Resolution Nederland B.V., f/k/a Shell Epoxy Resins Nederland B.V.) and Shell Nederland Raffinaderij B.V. (incorporated by reference to Exhibit 10.25 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.31**	Resolution Performance Products Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.26 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.32**	Resolution Performance Products Inc. 2000 Non—Employee Directors Stock Option Plan (incorporated by reference to Exhibit 10.27 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.33**	Amended and Restated Resolution Performance Products, Inc. Restricted Unit Plan (incorporated herein by reference to Exhibit 10.34 to Amendment No. 5 to Hexion’s Registration Statement on Form S-1 filed on September 19, 2005 (File No. 333-124287))

10.34**	Amendment No. 1 dated March 15, 2002 to the Management Consulting Agreement dated November 14, 2000 between Resolution Performance Products LLC, a Delaware corporation, and Apollo Management IV, L.P., a Delaware limited partnership (incorporated by reference to Exhibit 10.1 to Resolution Performance’s March 31, 2002 Form 10–Q filed on May 8, 2002 (File No. 333-57170))

10.35**	Amendment No. 2 dated as of January 1, 2003 to the Management Consulting Agreement dated November 14, 2000, as amended, between Resolution Performance Products LLC, a Delaware limited liability company, and Apollo Management IV, L.P., a Delaware limited partnership (incorporated by reference to Exhibit No. 10.43 to Resolution Performance’s Amendment No. 1 to Registration Statement on Form S-4 filed on February 12, 2003 (File No. 333-57170))

10.36**	Amendment No. 3 dated February 17, 2003 to the Management Consulting Agreement dated November 14, 2000, as amended, between Resolution Performance Products LLC and Apollo Management IV, L.P., a Delaware limited partnership (incorporated by reference to Exhibit No. 10.50 to Resolution Performance’s December 31, 2002 Form 10–K filed on March 25, 2003 (File No. 333-57170))

10.37**	Employment Agreement dated as of May 10, 2004 by and between Resolution Performance Products LLC, and David S. Graziosi (incorporated by reference to Exhibit 10.3 to Resolution Performance’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2004 (file No. 333-571701))

10.38**	Letter Agreement dated December 3, 2004 between Borden Chemical, Inc. and Apollo Management V, L.P. (incorporated by reference to Exhibit 10.10 to Borden Chemical’s Registration Statement on Form S-4 filed on February 14, 2005 (File No. 333-1228626))

10.39**	Form of Non-Qualified Stock Option Agreement between BHI Acquisition Corp. and certain optionees (incorporated by reference to Exhibit 10.12 to Borden Chemical’s Registration Statement on Form S-4 filed on February 14, 2005 (File No. 333-1228626))

10.40**	Terms of employment dated November 9, 2004 between Judy A. Sonnett and Borden Chemical, Inc. (incorporated by reference to Exhibit 10.9 to Borden Chemical’s form 10-K filed on March 24, 2005 (File No. 001-00071))

Exhibit Number	Description of Document

10.41**	First Deed of Pledge of Shares in the capital of Resolution Holdings B.V. by Resolution Performance Products LLC in favor of General Electric Capital Corporation (incorporated by reference to Exhibit 10.6 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))

10.42**	Second Deed of Pledge of Shares in the capital of Resolution Holdings B.V. by Resolution Performance Products LLC in favor of General Electric Capital Corporation (incorporated by reference to Exhibit 10.7 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))

10.43**	Indemnity Agreement dated as of March 29, 2005, among Resolution Performance Products Inc., Resolution Performance Products LLC and the indemnified party, Carl S. Stutts (incorporated by reference to Exhibit 10.73 to Resolution Performance’s Annual Report on Form 10-K for the Year ended December 31, 2004 (File No. 333-571701))

10.44**	Resolution Specialty Materials Inc. 2004 Stock Option Plan (incorporated herein by reference to Exhibit 10.52 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.45**	Form of Nonqualified Stock Option Agreement for Resolution Specialty Materials Inc. 2004 Stock Option Plan (incorporated herein by reference to Exhibit 10.53 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.46**	Form of Nonqualified Stock Option Agreement for Resolution Performance Products Inc. 2000 Stock Option Plan (incorporated herein by reference to Exhibit 10.54 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.47**	Form of Nonqualified Stock Option Agreement for Resolution Performance Products Inc. 2000 Non-Employee Director Stock Option Plan (incorporated herein by reference to Exhibit 10.55 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.48**	Terms of employment dated January 21, 2005 between Sarah R. Coffin and the Company (incorporated by reference to Exhibit (10) to Borden Chemical’s Current Report on Form 8-K dated February 14, 2005 (File No. 001-00071)).

10.49**	Employment Agreement dated December 14, 2004 between Resolution Specialty Materials LLC and Jeffrey M. Nodland. (incorporated herein by reference to Exhibit 10.56 to Amendment No. 6 to Hexion’s Registration Statement on Form S-1 filed on November 21, 2006 (File No. 333-124287))

10.50**	Employment Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Marvin O. Schlanger (incorporated herein by reference to Exhibit 10.59 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.51**	Consulting Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Marvin O. Schlanger (incorporated herein by reference to Exhibit 10.60 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.52**	Employment Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Layle K. Smith (incorporated herein by reference to Exhibit 10.61 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.53**	Employment Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Mark S. Antonvich (incorporated herein by reference to Exhibit 10.62 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.54**	Amended and Restated Investor Rights Agreement dated as of May 31, 2005 between Hexion LLC, Hexion Specialty Chemicals, Inc. and the holders that are party thereto (incorporated herein by reference to Exhibit 10.63 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

Exhibit Number	Description of Document

10.55**	Registration Rights Agreement dated as of May 31, 2005 between Hexion Specialty Chemicals, Inc. and Hexion LLC (incorporated herein by reference to Exhibit 10.64 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.56**	Management Consulting Agreement dated as of May 31, 2005 between Resolution Specialty Materials LLC and Apollo Management IV, L.P. (incorporated herein by reference to Exhibit 10.65 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.57**	Amended and Restated Consulting Agreement dated as of May 31, 2005 between Borden Chemical, Inc. and Apollo Management V, L.P. (incorporated herein by reference to Exhibit 10.66 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.58**	Management Services Termination Agreement dated as of May 31, 2005 between Resolution Performance Products, LLC and Apollo Management IV, L.P. (incorporated herein by reference to Exhibit 10.67 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.59**	Second Amended and Restated Intercreditor Agreement dated as of May 31, 2005 among JPMorgan Chase Bank, N.A., as Intercreditor Agent, Wilmington Trust Company, as New Trustee, Hexion LLC, Hexion Specialty Chemicals, Inc., and each subsidiary of Hexion Specialty Chemicals, Inc. party thereto (incorporated herein by reference to Exhibit 10.69 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.60**	Second Amended and Restated Intercreditor Agreement dated as of May 31, 2005 among JPMorgan Chase Bank, N.A., as Collateral Agent, and acknowledged and agreed to by Hexion LLC, Hexion Specialty Chemicals, Inc., and each subsidiary of Hexion Specialty Chemicals, Inc. party thereto (incorporated herein by reference to Exhibit 10.70 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.61**	Registration Rights Agreement dated as of May 20, 2005, among Hexion Specialty Chemicals, Inc. and Credit Suisse First Boston LLC, Goldman, Sachs & Co., Lehman Brothers, Inc., Lehman Commercial Paper Inc. and J.P. Morgan Securities Inc., as Initial Purchasers (incorporated herein by reference to Exhibit 10.71 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.62**	Registration Rights Agreement dated as of May 20, 2005, among BCI US Finance Corp., Borden 2 Nova Scotia Finance ULC, as Issuers, Hexion Specialty Chemicals, Inc., and Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, as Initial Purchasers (incorporated herein by reference to Exhibit 10.72 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.63**	Form Offer Letter (incorporated by reference to Exhibit 10 to Borden Chemical’s March 31, 2004 10-Q filed on May 13, 2004 (File No. 001-00071))

10.64**	Borden Chemical, Inc. 2005 Management Incentive Plan (incorporated by reference to Exhibit 10(v).1 to Borden Chemical’s December 31, 2004 10-K/A filed on August 23, 2005 (File No. 001-00071))

10.65**	Long-Term Value Creation Reward Program (incorporated herein by reference to Exhibit 10.76 to Amendment No. 5 to Hexion’s Registration Statement on Form S-1 filed on September 19, 2005 (File No. 333-124287))

10.66**	Amendment No. 1 dated as of January 25, 2006 to the Employment Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Marvin O. Schlanger (incorporated herein by reference to Exhibit 10.75 to Amendment No. 7 to Hexion’s Registration Statement on Form S-1 filed on April 14, 2006 (File No. 333-124287))

Exhibit Number	Description of Document

10.67**	Amendment No. 1 dated as of January 25, 2006 to the Consulting Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Marvin O. Schlanger (incorporated herein by reference to Exhibit 10.76 to Amendment No. 7 to Hexion’s Registration Statement on Form S-1 filed on April 14, 2006 (File No. 333-124287))

10.68**	RPP Nonqualified Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.77 to Amendment No. 7 to Hexion’s Registration Statement on Form S-1 filed on April 14, 2006 (File No. 333-124287))

10.69**	Amendment and Restatement Agreement dated as of May 5, 2006 among Hexion LLC, Hexion Specialty Chemicals, Inc., Hexion Specialty Chemicals Canada, Inc., Hexion Specialty Chemicals B.V., Hexion Specialty Chemicals UK Limited, Borden Chemical UK Limited, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent under the Credit Agreement dated as of May 31, 2005 among Hexion LLC, Hexion Specialty Chemicals, Inc., Hexion Specialty Chemicals Canada, Inc., Hexion Specialty Chemicals B.V., Hexion Specialty Chemicals UK Limited, Borden Chemical UK Limited, the lenders party thereto from time to time and the agents, arrangers and bookrunners party thereto (incorporated herein by reference to Exhibit 10.70 to Amendment No. 8 to Hexion’s Registration Statement on Form S-1 filed on May 15, 2006 (File No. 333-124287))

10.70**	Amended and Restated Credit Agreement dated as of May 5, 2006 among Hexion LLC, Hexion Specialty Chemicals, Inc., Hexion Specialty Chemicals Canada, Inc., Hexion Specialty Chemicals B.V., Hexion Specialty Chemicals UK Limited, Borden Chemical UK Limited, the lenders party thereto and JP Morgan Chase Bank, N.A., as Administrative Agent, Credit Suisse, as Syndication Agent, Citicorp North America, Inc., as Documentation Agent, and Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Bookrunners (incorporated herein by reference to Exhibit 10.71 to Amendment No. 8 to Hexion’s Registration Statement on Form S-1 filed on May 15, 2006 (File No. 333-124287))

10.71**	Employment, Employment Separation and General Release Agreement dated May 26, 2006 between the Company and Layle K. Smith (incorporated herein by reference to Exhibit 10.72 to Amendment No. 9 to Hexion’s Registration Statement on Form S-1 filed on June 2, 2006 (File No. 333-124287))

10.72	Hexion Specialty Chemicals, Inc. 2006 Salaried Incentive Plan

12.1*	Statement regarding computation of ratios

21.1	List of Subsidiaries of the registrant

23.1	Consent of Deloitte & Touche LLP, an independent registered public accounting firm

23.2	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

23.3	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

23.4	Consent of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

24.1**	Powers of Attorney of the directors and officers of the registrant (attached to signature pages)

25.1*	Form T-1 (Wilmington Trust Company)

99.1*	Letter of Transmittal

99.2*	Notice of Guaranteed Delivery

99.3*	Letter to Brokers

99.4*	Letter to Clients

*	Previously filed
**	Incorporated by reference
†	The schedules and exhibits to these agreements are omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit.

(b) Financial Statement Schedules

HEXION SPECIALTY CHEMICALS, INC.

Schedule II – Valuation and Qualifying Accounts

	Balance December 31, 2001	Charged to Expense	Write- offs	Balance December 31, 2002
Allowance for doubtful accounts	$3	$—	$1	$2

	Balance December 31, 2002	Charged to Expense	Write- offs	Balance December 31, 2003
Allowance for doubtful accounts	$2	$1	$—	$3

	Balance December 31, 2003	Addition of RSM balance at August 1, 2004	Addition of BCI balance at August 12, 2004	Charged to Expense	Write- offs	Balance December 31, 2004
Allowance for doubtful accounts	$3	$3	$13	$1	$5	$15

To the Board of Directors

and Shareholder of Borden Chemical, Inc.:

We have audited the consolidated financial statements of Borden Chemical, Inc. (effective August 12, 2004, a wholly owned subsidiary of BHI Acquisition Corp., which is a majority owned subsidiary of BHI Investment, LLC; prior to August 12, 2004, a majority-owned subsidiary of Borden Holdings, Inc.) and subsidiaries as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated March 19, 2004, except for Note 24 as to which the date is August 5, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption in 2002 of Statement of Financial Accounting Standards No. 142); such financial statements and report are included elsewhere in this registration statement. Our audits also included the financial statement schedule of Borden Chemical, Inc. and subsidiaries, listed in Item 21 of this registration statement. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Columbus, Ohio

March 19, 2004

BORDEN CHEMICAL, INC.

Schedule II – Valuation and Qualifying Accounts

	Balance December 31, 2000	Charged to Expense	Write-offs	Balance December 31, 2001
Allowance for doubtful accounts	$13	$5	$(1)	$17

	Balance December 31, 2001	Charged to Expense	Write-offs	Balance December 31, 2002
Allowance for doubtful accounts	$17	$(1)	$(4)	$12

	Balance December 31, 2002	Charged to Expense	Write-offs	Balance December 31, 2003
Allowance for doubtful accounts	$12	$2	$0	$14

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually of in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

The undersigned Registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned Registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio, on July 31, 2006.

HEXION U.S. FINANCE CORP.

By:	/S/ ELLEN G. BERNDT
	Name:	Ellen G. Berndt
	Title:	Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

	Signature	Title	Date

	* Craig O. Morrison	Director	July 31, 2006

	* William H. Carter	Director and President (Principal Executive Officer, Principal Financial and Principal Accounting Officer)	July 31, 2006

*By:	/S/ ELLEN G. BERNDT		July 31, 2006
Ellen G. Berndt
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio, on July 31, 2006.

HEXION NOVA SCOTIA FINANCE, ULC

By:	/S/ ELLEN G. BERNDT
	Name:	Ellen G. Berndt
	Title:	Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

	Signature	Title	Date

	* Craig O. Morrison	Director	July 31, 2006

	* William H. Carter	Director and President (Principal Executive Officer, Principal Financial and Principal Accounting Officer)	July 31, 2006

*By:	/S/ ELLEN G. BERNDT		July 31, 2006
Ellen G. Berndt
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus Ohio, on July 31, 2006.

HEXION SPECIALTY CHEMICALS, INC.

By:	/S/ ELLEN G. BERNDT
	Name:	Ellen G. Berndt
	Title:	Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* Craig O. Morrison	Director, Chairman, President and Chief Executive Officer (Principal Executive Officer)	July 31, 2006

* William H. Carter	Director, Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	July 31, 2006

* Scott M. Kleinman	Director	July 31, 2006

* Joshua J. Harris	Director	July 31, 2006

* Robert V. Seminara	Director	July 31, 2006

* Marvin O. Schlanger	Director, Vice Chairman	July 31, 2006

* Jordan C. Zaken	Director	July 31, 2006

*By:	/S/ ELLEN G. BERNDT Ellen G. Berndt Attorney-in-fact	July 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio, on July 31, 2006.

BORDEN CHEMICAL INVESTMENTS, INC.

By:	/S/ ELLEN G. BERNDT
	Name:	Ellen G. Berndt
	Title:	Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* George F. Knight	Vice President and Treasurer (Principal Financial and Principal Accounting Officer)	July 31, 2006

* William H. Carter	Director and President (Principal Executive Officer)	July 31, 2006

*By	/S/ ELLEN G. BERNDT Ellen G. Berndt Attorney-in-fact	July 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio, on July 31, 2006.

BORDEN CHEMICAL FOUNDRY, INC.

By:	/S/ ELLEN G. BERNDT
	Name:	Ellen G. Berndt
	Title:	Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

	Signature	Title	Date

	* Sarah R. Coffin	Director and President (Principal Executive officer)	July 31, 2006

	* Craig O. Morrison	Director	July 31, 2006

	* William H. Carter	Director and Vice President (Principal Financial and Principal Accounting Officer)	July 31, 2006

*By:	/S/ ELLEN G. BERNDT		July 31, 2006
Ellen G. Berndt
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio, on July 31, 2006.

HSC CAPITAL CORPORATION

By:	/S/ ELLEN G. BERNDT
	Name:	Ellen G. Berndt
	Title:	Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* William H. Carter	Director and President (Principal Executive Officer, Principal Financial and Principal Accounting Officer)	July 31, 2006

* Joshua J. Harris	Director	July 31, 2006

*By:	/S/ ELLEN G. BERNDT	July 31, 2006
Ellen G. Berndt
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio, on July 31, 2006.

LAWTER INTERNATIONAL INC.

By:	/S/ ELLEN G. BERNDT
	Name:	Ellen G. Berndt
	Title:	Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* William H. Carter	Director and President (Principal Executive Officer)	July 31, 2006

* George F. Knight	Vice President and Treasurer Principal Financial and Principal Accounting Officer)	July 31, 2006

*By:	/S/ ELLEN G. BERNDT Ellen G. Berndt Attorney-in-fact	July 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio, on July 31, 2006.

BORDEN CHEMICAL INTERNATIONAL INC.

By:	/S/ ELLEN G. BERNDT
	Name:	Ellen G. Berndt
	Title:	Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* William H. Carter	Director and President (Principal Executive Officer, Principal Financial and Principal Accounting Officer)	July 31, 2006

* Sarah R. Coffin	Director	July 31, 2006

*By:	/S/ ELLEN G. BERNDT Ellen G. Berndt Attorney-in-fact	July 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio, on July 31, 2006.

OILFIELD TECHNOLOGY GROUP, INC.

By:	/S/ ELLEN G. BERNDT
	Name:	Ellen G. Berndt
	Title:	Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* William H. Carter	Director and Vice President, (Principal Financial and Principal Accounting Officer)	July 31, 2006

* Jerry F. Borges	Director and President (Principal Executive Officer)	July 31, 2006

* Sarah R. Coffin	Director	July 31, 2006

*By:	/S/ ELLEN G. BERNDT Ellen G. Berndt Attorney-in-fact	July 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio, on July 31, 2006.

HEXION CI HOLDING COMPANY (CHINA) LLC

By:	/S/ ELLEN G. BERNDT
	Name:	Ellen G. Berndt
	Title:	Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* William H. Carter	President (Principal Executive Officer)	July 31, 2006

* George F. Knight	Vice President and Treasurer (Principal Financial and Principal Accounting Officer)	July 31, 2006

LAWTER INTERNATIONAL INC.	Sole Managing Member	July 31, 2006

By:	/S/ ELLEN G. BERNDT Name: Ellen G. Berndt Title: Vice President and Secretary

*By:	/S/ ELLEN G. BERNDT Ellen G. Berndt Attorney-in-Fact	July 31, 2006

EXHIBIT INDEX

Exhibit Number	Description of Document

2.1**†	Transaction Agreement dated as of April 22, 2005 among RPP Holdings LLC, Resolution Performance Products Inc., Resolution Performance Products LLC, Resolution Specialty Materials Holdings LLC, Resolution Specialty Materials LLC, Lawter International Inc., BHI Acquisition Corp., BHI Merger Sub Inc., and Borden Chemical Inc. (incorporated herein by reference to Exhibit 2.1 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

2.2**†	Amended and Restated Master Sale Agreement (US) dated as of November 14, 2000 among Shell Oil Company, Resin Acquisition, LLC and Resolution Performance Products Inc. (incorporated by reference to Exhibit 2.1 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

2.3**†	Amended and Restated SPNV Resins Sale Agreement dated as of November 14, 2000 between Shell Oil Company and Resolution Performance Products Inc. (incorporated by reference to Exhibit 2.2 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

2.4**	Assignment and Assumption Agreement dated November 13, 2000 between Resolution Performance Products Inc. and Resolution Performance Products LLC (incorporated by reference to Exhibit 2.3 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

2.5**	Assignment and Assumption Agreement dated November 14, 2000 between Resin Acquisition, LLC and RPP Holdings LLC (incorporated by reference to Exhibit 2.4 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

3.1**	Certificate of Incorporation of Hexion U.S. Finance Corp. (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.2**	Bylaws of Hexion U.S. Finance Corp. (incorporated herein by reference to Exhibit 3.2 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.3**	Memorandum of Association of Hexion Nova Scotia Finance, ULC (incorporated herein by reference to Exhibit 3.3 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.4**	Articles of Association of Hexion Nova Scotia Finance, ULC (incorporated herein by reference to Exhibit 3.4 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.5	Restated Certificate of Incorporation of Hexion Specialty Chemicals, Inc.

3.6	Amended and Restated Bylaws of Hexion Specialty Chemicals, Inc.

3.7**	Certificate of Incorporation of Borden Chemical Investments, Inc. (incorporated herein by reference to Exhibit 3.9 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.8**	Bylaws of Borden Chemical Investments, Inc. (incorporated herein by reference to Exhibit 3.10 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.9**	Certificate of Incorporation of Borden Chemical Foundry, Inc. (incorporated herein by reference to Exhibit 3.11 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

1

Exhibit Number	Description of Document

3.10**	Bylaws of Borden Chemical Foundry, Inc. (incorporated herein by reference to Exhibit 3.12 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.11**	Certificate of Incorporation of HSC Capital Corporation (incorporated herein by reference to Exhibit 3.13 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.12**	Bylaws of HSC Capital Corporation (incorporated herein by reference to Exhibit 3.14 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.13**	Certificate of Incorporation of Lawter International Inc. (incorporated herein by reference to Exhibit 3.15 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.14**	Bylaws of Lawter International Inc. (incorporated herein by reference to Exhibit 3.16 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.15**	Certificate of Incorporation of Borden Chemical International, Inc. (incorporated herein by reference to Exhibit 3.17 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.16**	Bylaws of Borden Chemical International, Inc. (incorporated herein by reference to Exhibit 3.18 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.17**	Certificate of Incorporation of Oilfield Technology Group, Inc. (incorporated herein by reference to Exhibit 3.23 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.18**	Bylaws of Oilfield Technology Group, Inc. (incorporated herein by reference to Exhibit 3.24 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.19**	Certificate of Formation of Hexion CI Holding Company (China) LLC (incorporated herein by reference to Exhibit 3.25 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3.20**	Limited Liability Company Agreement of Hexion CI Holding Company (China) LLC (incorporated herein by reference to Exhibit 3.26 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

4.1**	Form of Indenture between the Registrant and The First National Bank of Chicago, as Trustee, dated as of January 15, 1983, as supplemented by the First Supplemental Indenture dated as of March 31, 1986, and the Second Supplemental Indenture, dated as of June 26, 1996, relating to the $200,000,000 8 3/8% Sinking Fund Debentures due 2016, incorporated herein by reference from Exhibits (4)(a) and (b) to Amendment No. 1 to Registration Statement on Form S-3, File No. 33-4381 and Exhibit (4)(iv) to the June 30, 1996, Form 10-Q.

2

Exhibit Number	Description of Document

4.2**	Form of Indenture between Borden Chemical and The Bank of New York, as Trustee, dated as of December 15, 1987, as supplemented by the First Supplemental Indenture dated as of December 15, 1987, and the Second Supplemental Indenture dated as of February 1, 1993, and the Third Supplemental Indenture dated as of June 26, 1996, (incorporated herein by reference from Exhibits (4)(a) through (d) to Borden Chemical’s Registration Statement on Form S-3, File No. 33-45770 and Exhibit (4)(iii) to the June 30, 1996, Form 10-Q filed on August 14, 1996 (File No. 001-00071)), relating to the following Debentures and Notes:

(a) The $200,000,000 9 1/5% Debentures due 2021.

(b) The $250,000,000 7 7/8% Debentures due 2023.

4.3**	Indenture dated as of August 12, 2004 among Borden U.S. Finance Corp. and Borden Nova Scotia Finance, ULC, as Issuers, Borden Chemical, and Wilmington Trust Company, as Trustee, relating to: (a) the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010 and (b) the $325,000,000 9% Second-Priority Senior Secured Notes due 2014 (incorporated by reference to Exhibit 4(i) to Borden Chemical’s Form 10-Q filed on November 15, 2004, File No. 001-00071)

4.4**	Indenture dated as of May 20, 2005 among BCI US Finance Corp., Borden 2 Nova Scotia Finance, ULC, as Issuers, Hexion Specialty Chemicals, Inc. and Wilmington Trust Company, as Trustee, relating to the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010 (incorporated herein by reference to Exhibit 4.15 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

4.5**	First Supplemental Indenture, dated as of May 31, 2005 among RPP Capital Corporation, Resolution Specialty Materials, LLC, Resolutions’ JV LLC, Lawter International, Inc., Resolution Specialty Materials Capital Corp., Borden Chemical International, Inc., Bakelite North America Holding Company, Bakelite Epoxy Polymers Corporation, Oilfield Technology Group, Inc. and Borden Services Company, as Additional Subsidiary Guarantors, Hexion Specialty Chemicals, Inc., Borden U.S. Finance Corp. and Borden Nova Scotia Finance, ULC and Wilmington Trust Company, as Trustee to the Indenture dated as of August 12, 2004 among Borden U.S. Finance Corp., Borden Nova Scotia Finance, ULC, as Issuers, Borden Chemical and Wilmington Trust Company, as Trustee relating to: (a) the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010 and (b) the $325,000,000 9% Second-Priority Senior Secured Notes due 2014 (incorporated herein by reference to Exhibit 4.16 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

4.6**	Supplemental Indenture dated as of May 31, 2005 among Borden U.S. Finance Corp., Borden Nova Scotia Finance, ULC, the guarantors named therein and Wilmington Trust Company, as Trustee to the Indenture dated May 20, 2005 among BCI US Finance Corp. and Borden 2 Nova Scotia Finance, ULC, as Issuers, Hexion Specialty Chemicals, Inc. and Wilmington Trust Company, as Trustee relating to the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010 (incorporated herein by reference to Exhibit 4.17 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

4.7**	Second Supplemental Indenture dated as of December 23, 2005 among Hexion U.S. Finance Corp., Hexion Nova Scotia Finance, ULC, Hexion Specialty Chemicals, Inc., Hexion CI Holding Company (China) LLC and Wilmington Trust Company, as Trustee to the Indenture dated August 12, 2004 among Borden U.S. Finance Corp., Borden Nova Scotia Finance, ULC, as Issuers, Borden Chemical, Inc. and Wilmington Trust Company, as Trustee relating to: (a) the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010 and (b) the $325,000,000 9% Second-Priority Senior Secured Notes due 2014 (incorporated herein by reference to Exhibit 4.27 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

3

Exhibit Number	Description of Document

4.8**	Second Supplemental Indenture dated as of December 23, 2005 among Hexion U.S. Finance Corp., Hexion Nova Scotia Finance, ULC, Hexion Specialty Chemicals, Inc., Hexion CI Holding Company (China) LLC and Wilmington Trust Company, as Trustee to the Indenture dated May 20, 2005 among BCI US Finance Corp. and Borden 2 Nova Scotia Finance, ULC, as Issuers, Hexion Specialty Chemicals, Inc. and Wilmington Trust Company, as Trustee relating to the $150,000,000 Second-Priority Senior Secured Floating Rate Notes due 2010 (incorporated herein by reference to Exhibit 4.28 to Amendment No. 1 to Hexion’s Registration Statement on Form S-4 filed on December 27, 2005 (File No. 333-122826))

5.1*	Opinion of O’Melveny & Myers LLP

5.2	Opinion of Connell Foley LLP

5.3*	Opinion of Stewart McKelvey Stirling Scales

10.1**	Amended and Restated Executive Supplemental Pension Plan, dated as of January, 1996 (incorporated by reference to Exhibit (10)(xiii) to Borden Chemical’s December 31, 1998 Form 10-K filed on March 31, 1999 (File No. 001-00071))

10.2**	Advisory Directors Plan (incorporated by reference to Exhibit 10(viii) to Borden Chemical’s 1989 Form 10-K Annual Report).

10.3**	Perquisite Benefits Policy (incorporated by reference to Exhibit (10)(xviii) to Borden Chemical’s December 31, 2001 Form 10-K filed on March 29, 2002 (File No. 001-00071))

10.4**	Master Asset Conveyance and Facility Support Agreement, dated as of December 20, 2002, between Borden Chemical and Borden Chemicals and Plastics Operating Limited Partnership (incorporated by reference to Exhibit (10)(xxvi) to Borden Chemical’s December 31, 2002 Form 10-K filed on March 28, 2003 (File No. 001-00071))

10.5**	Environmental Servitude Agreement, dated as of December 20, 2002, between Borden Chemical and Borden Chemicals and Plastics Operating Limited Partnership (incorporated by reference to Exhibit (10)(xxvii) to Borden Chemical’s December 31, 2002 Form 10-K filed on March 28, 2003 (File No. 001-00071))

10.6**	Stock Purchase Agreement dated as of July 5, 2004 among BHI Investment, LLC, BW Holdings LLC, Borden Holdings, Inc. Borden Chemical, Inc. Craig O. Morrison and Joseph P. Bevilaqua (incorporated by reference to Exhibit (10)(i) to Borden Chemical’s June 30, 2004 Form 10-Q filed on July 26, 2004 (File No. 001-00071))

10.7**	Amended and Restated Employment Agreement dated as of August 12, 2004 between the Company and Craig O. Morrison (incorporated by reference to Exhibit 10(i) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.8**	Amended and Restated Employment Agreement dated as of August 12, 2004 between the Company and Joseph P. Bevilaqua (incorporated by reference to Exhibit 10(ii) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.9**	Amended and Restated Employment Agreement dated as of August 12, 2004 between the Company and William H. Carter. (incorporated by reference to Exhibit 10(iii) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.10**	BHI Acquisition Corp. 2004 Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.10 to Amendment No. 9 to Hexion’s Registration Statement on Form S-1 filed on June 2, 2006 (File No. 333-124287))

10.11**	BHI Acquisition Corp. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10(v) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

4

Exhibit Number	Description of Document

10.12**	Investor Rights Agreement dated as of August 12, 2004 among BHI Acquisition Corp., and The Holders that are parties thereto (incorporated by reference to Exhibit 10(vi) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.13**	Registration Rights Agreement dated as of August 12, 2004 among BHI Acquisition Corp., BHI Investment, LC, and the Management Holders party thereto (incorporated by reference to Exhibit 10(vii) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.14**	Amendment No. 1 dated as of August 11, 2004, to the Stock Purchase Agreement dated July 5, 2004 by and among BHI Investment, LLC, Borden Holdings, Inc., Borden Chemical, Inc., Craig O. Morrison and Joseph P. Bevilaqua (incorporated by reference to Exhibit 10(viii) to the Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.15**	Management Consulting Agreement dated as of August 12, 2004 between Borden Chemical, Inc. and Apollo Management V, L.P. (incorporated by reference to Exhibit 10(ix) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.16**	Share Purchase Agreement dated October 6, 2004 among RÜTGERS AG, RÜTGERS Bakelite Projekt GmbH, National Borden Chemical Germany GmbH, and Borden Chemical, Inc. (incorporated by reference to Exhibit 10(xi) to Borden Chemical’s September 30, 2004 Form 10-Q filed on November 15, 2004 (File No. 001-00071))

10.17**	Secured Promissory Note dated August 10, 2001 from Jeffrey M. Nodland to Resolution Performance Product LLC (incorporated by reference to Exhibit 10.2 to Resolution Performance’s September 30, 2004 Form 10–Q filed on November 14, 2001 (File No. 333-57170))

10.18**	Pledge Agreement dated August 10, 2001 between Jeffrey M. Nodland and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.3 to Resolution Performance’s September 30, 2001 Form 10–Q filed on November 14, 2001 (File No. 333-57170))

10.19**	Secured Promissory Note dated June 18, 2001 from Mark S. Antonvich to Resolution Performance Products LLC (incorporated by reference to Exhibit 10.4 to Resolution Performance’s September 30, 2001 Form 10–Q filed on November 14, 2001 (File No. 333-57170))

10.20**	Pledge Agreement dated June 18, 2001 between Mark S. Antonvich to Resolution Performance Products LLC (incorporated by reference to Exhibit 10.5 to Resolution Performance’s September 30, 2001 Form 10–Q filed on November 14, 2001 (File No. 333-57170))

10.21**	Intellectual Property Transfer and License Agreement and Contribution Agreement dated as of November 14, 2000 between Shell Oil Company and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.13 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.22**	Intellectual Property Transfer and License Agreement and Contribution Agreement dated as of November 14, 2000 between Shell Internationale Research Maatschappij B.V. and Shell Epoxy Resins Research B.V (incorporated by reference to Exhibit 10.14 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170)).

10.23**	Management Consulting Agreement dated as of November 14, 2000 among Resolution Performance Products LLC and Apollo Management IV, L.P. (incorporated by reference to Exhibit 10.18 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.24**	First Amended and Restated Deer Park Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Shell Chemical Company, for itself and as agent for Shell Oil Company, and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.19 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

5

Exhibit Number	Description of Document

10.25**	First Amended and Restated Norco Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Shell Chemical Company, for itself and as agent for Shell Oil Company, and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.20 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.26**	First Amended and Restated Pernis Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Resolution Europe B.V. (f/k/a Resolution Nederland B.V., f/k/a Shell Epoxy Resins Nederland B.V.) and Shell Nederland Raffinaderij B.V. (incorporated by reference to Exhibit 10.21 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.27**	First Amended and Restated Pernis Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Resolution Europe B.V. (f/k/a Resolution Nederland B.V., f/k/a Shell Epoxy Resins Nederland B.V.) and Shell Nederland Chemie B.V. (incorporated by reference to Exhibit 10.22 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.28**	Deer Park Ground Lease and Grant of Easements dated as of November 1, 2000 between Shell Oil Company and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.23 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.29**	Norco Ground Lease and Grant of Servitudes dated as of November 1, 2000 between Shell Oil Company and Resolution Performance Products LLC (incorporated by reference to Exhibit 10.24 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.30**	Amended and Restated Agreement of Sub—Lease (Pernis) dated as of November 1, 2000 between Resolution Europe B.V. (f/k/a Resolution Nederland B.V., f/k/a Shell Epoxy Resins Nederland B.V.) and Shell Nederland Raffinaderij B.V. (incorporated by reference to Exhibit 10.25 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.31**	Resolution Performance Products Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.26 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.32**	Resolution Performance Products Inc. 2000 Non—Employee Directors Stock Option Plan (incorporated by reference to Exhibit 10.27 to Resolution Performance’s Registration Statement on Form S-4 filed on March 16, 2001 (File No. 333-57170))

10.33**	Amended and Restated Resolution Performance Products, Inc. Restricted Unit Plan (incorporated herein by reference to Exhibit 10.34 to Amendment No. 5 to Hexion’s Registration Statement on Form S-1 filed on September 19, 2005 (File No. 333-124287))

10.34**	Amendment No. 1 dated March 15, 2002 to the Management Consulting Agreement dated November 14, 2000 between Resolution Performance Products LLC, a Delaware corporation, and Apollo Management IV, L.P., a Delaware limited partnership (incorporated by reference to Exhibit 10.1 to Resolution Performance’s March 31, 2002 Form 10–Q filed on May 8, 2002 (File No. 333-57170))

10.35**	Amendment No. 2 dated as of January 1, 2003 to the Management Consulting Agreement dated November 14, 2000, as amended, between Resolution Performance Products LLC, a Delaware limited liability company, and Apollo Management IV, L.P., a Delaware limited partnership (incorporated by reference to Exhibit No. 10.43 to Resolution Performance’s Amendment No. 1 to Registration Statement on Form S-4 filed on February 12, 2003 (File No. 333-57170))

6

Exhibit Number	Description of Document

10.36**	Amendment No. 3 dated February 17, 2003 to the Management Consulting Agreement dated November 14, 2000, as amended, between Resolution Performance Products LLC and Apollo Management IV, L.P., a Delaware limited partnership (incorporated by reference to Exhibit No. 10.50 to Resolution Performance’s December 31, 2002 Form 10–K filed on March 25, 2003 (File No. 333-57170))

10.37**	Employment Agreement dated as of May 10, 2004 by and between Resolution Performance Products LLC, and David S. Graziosi (incorporated by reference to Exhibit 10.3 to Resolution Performance’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2004 (file No. 333-571701))

10.38**	Letter Agreement dated December 3, 2004 between Borden Chemical, Inc. and Apollo Management V, L.P. (incorporated by reference to Exhibit 10.10 to Borden Chemical’s Registration Statement on Form S-4 filed on February 14, 2005 (File No. 333-1228626))

10.39**	Form of Non-Qualified Stock Option Agreement between BHI Acquisition Corp. and certain optionees (incorporated by reference to Exhibit 10.12 to Borden Chemical’s Registration Statement on Form S-4 filed on February 14, 2005 (File No. 333-1228626))

10.40**	Terms of employment dated November 9, 2004 between Judy A. Sonnett and Borden Chemical, Inc. (incorporated by reference to Exhibit 10.9 to Borden Chemical’s form 10-K filed on March 24, 2005 (File No. 001-00071))

10.41**	First Deed of Pledge of Shares in the capital of Resolution Holdings B.V. by Resolution Performance Products LLC in favor of General Electric Capital Corporation (incorporated by reference to Exhibit 10.6 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))

10.42**	Second Deed of Pledge of Shares in the capital of Resolution Holdings B.V. by Resolution Performance Products LLC in favor of General Electric Capital Corporation (incorporated by reference to Exhibit 10.7 to Resolution Performance’s Current Report on Form 8-K dated January 24, 2005 (File No. 333-571701))

10.43**	Indemnity Agreement dated as of March 29, 2005, among Resolution Performance Products Inc., Resolution Performance Products LLC and the indemnified party, Carl S. Stutts (incorporated by reference to Exhibit 10.73 to Resolution Performance’s Annual Report on Form 10-K for the Year ended December 31, 2004 (File No. 333-571701))

10.44**	Resolution Specialty Materials Inc. 2004 Stock Option Plan (incorporated herein by reference to Exhibit 10.52 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.45**	Form of Nonqualified Stock Option Agreement for Resolution Specialty Materials Inc. 2004 Stock Option Plan (incorporated herein by reference to Exhibit 10.53 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.46**	Form of Nonqualified Stock Option Agreement for Resolution Performance Products Inc. 2000 Stock Option Plan (incorporated herein by reference to Exhibit 10.54 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.47**	Form of Nonqualified Stock Option Agreement for Resolution Performance Products Inc. 2000 Non-Employee Director Stock Option Plan (incorporated herein by reference to Exhibit 10.55 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.48**	Terms of employment dated January 21, 2005 between Sarah R. Coffin and the Company (incorporated by reference to Exhibit (10) to Borden Chemical’s Current Report on Form 8-K dated February 14, 2005 (File No. 001-00071)).

7

Exhibit Number	Description of Document

10.49**	Employment Agreement dated December 14, 2004 between Resolution Specialty Materials LLC and Jeffrey M. Nodland. (incorporated herein by reference to Exhibit 10.56 to Amendment No. 6 to Hexion’s Registration Statement on Form S-1 filed on November 21, 2006 (File No. 333-124287))

10.50**	Employment Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Marvin O. Schlanger (incorporated herein by reference to Exhibit 10.59 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.51**	Consulting Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Marvin O. Schlanger (incorporated herein by reference to Exhibit 10.60 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.52**	Employment Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Layle K. Smith (incorporated herein by reference to Exhibit 10.61 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.53**	Employment Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Mark S. Antonvich (incorporated herein by reference to Exhibit 10.62 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.54**	Amended and Restated Investor Rights Agreement dated as of May 31, 2005 between Hexion LLC, Hexion Specialty Chemicals, Inc. and the holders that are party thereto (incorporated herein by reference to Exhibit 10.63 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.55**	Registration Rights Agreement dated as of May 31, 2005 between Hexion Specialty Chemicals, Inc. and Hexion LLC (incorporated herein by reference to Exhibit 10.64 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.56**	Management Consulting Agreement dated as of May 31, 2005 between Resolution Specialty Materials LLC and Apollo Management IV, L.P. (incorporated herein by reference to Exhibit 10.65 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.57**	Amended and Restated Consulting Agreement dated as of May 31, 2005 between Borden Chemical, Inc. and Apollo Management V, L.P. (incorporated herein by reference to Exhibit 10.66 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.58**	Management Services Termination Agreement dated as of May 31, 2005 between Resolution Performance Products, LLC and Apollo Management IV, L.P. (incorporated herein by reference to Exhibit 10.67 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.59**	Second Amended and Restated Intercreditor Agreement dated as of May 31, 2005 among JPMorgan Chase Bank, N.A., as Intercreditor Agent, Wilmington Trust Company, as New Trustee, Hexion LLC, Hexion Specialty Chemicals, Inc., and each subsidiary of Hexion Specialty Chemicals, Inc. party thereto (incorporated herein by reference to Exhibit 10.69 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.60**	Second Amended and Restated Intercreditor Agreement dated as of May 31, 2005 among JPMorgan Chase Bank, N.A., as Collateral Agent, and acknowledged and agreed to by Hexion LLC, Hexion Specialty Chemicals, Inc., and each subsidiary of Hexion Specialty Chemicals, Inc. party thereto (incorporated herein by reference to Exhibit 10.70 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.61**	Registration Rights Agreement dated as of May 20, 2005, among Hexion Specialty Chemicals, Inc. and Credit Suisse First Boston LLC, Goldman, Sachs & Co., Lehman Brothers, Inc., Lehman Commercial Paper Inc. and J.P. Morgan Securities Inc., as Initial Purchasers (incorporated herein by reference to Exhibit 10.71 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

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Exhibit Number	Description of Document

10.62**	Registration Rights Agreement dated as of May 20, 2005, among BCI US Finance Corp., Borden 2 Nova Scotia Finance ULC, as Issuers, Hexion Specialty Chemicals, Inc., and Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, as Initial Purchasers (incorporated herein by reference to Exhibit 10.72 to Amendment No. 3 to Hexion’s Registration Statement on Form S-1 filed on July 15, 2005 (File No. 333-124287))

10.63**	Form Offer Letter (incorporated by reference to Exhibit 10 to Borden Chemical’s March 31, 2004 10-Q filed on May 13, 2004 (File No. 001-00071))

10.64**	Borden Chemical, Inc. 2005 Management Incentive Plan (incorporated by reference to Exhibit 10(v).1 to Borden Chemical’s December 31, 2004 10-K/A filed on August 23, 2005 (File No. 001-00071))

10.65**	Long-Term Value Creation Reward Program (incorporated herein by reference to Exhibit 10.76 to Amendment No. 5 to Hexion’s Registration Statement on Form S-1 filed on September 19, 2005 (File No. 333-124287))

10.66**	Amendment No. 1 dated as of January 25, 2006 to the Employment Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Marvin O. Schlanger (incorporated herein by reference to Exhibit 10.75 to Amendment No. 7 to Hexion’s Registration Statement on Form S-1 filed on April 14, 2006 (File No. 333-124287))

10.67**	Amendment No. 1 dated as of January 25, 2006 to the Consulting Agreement dated as of June 1, 2005 between Hexion Specialty Chemicals, Inc. and Marvin O. Schlanger (incorporated herein by reference to Exhibit 10.76 to Amendment No. 7 to Hexion’s Registration Statement on Form S-1 filed on April 14, 2006 (File No. 333-124287))

10.68**	RPP Nonqualified Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.77 to Amendment No. 7 to Hexion’s Registration Statement on Form S-1 filed on April 14, 2006 (File No. 333-124287))

10.69**	Amendment and Restatement Agreement dated as of May 5, 2006 among Hexion LLC, Hexion Specialty Chemicals, Inc., Hexion Specialty Chemicals Canada, Inc., Hexion Specialty Chemicals B.V., Hexion Specialty Chemicals UK Limited, Borden Chemical UK Limited, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent under the Credit Agreement dated as of May 31, 2005 among Hexion LLC, Hexion Specialty Chemicals, Inc., Hexion Specialty Chemicals Canada, Inc., Hexion Specialty Chemicals B.V., Hexion Specialty Chemicals UK Limited, Borden Chemical UK Limited, the lenders party thereto from time to time and the agents, arrangers and bookrunners party thereto (incorporated herein by reference to Exhibit 10.70 to Amendment No. 8 to Hexion’s Registration Statement on Form S-1 filed on May 15, 2006 (File No. 333-124287))

10.70**	Amended and Restated Credit Agreement dated as of May 5, 2006 among Hexion LLC, Hexion Specialty Chemicals, Inc., Hexion Specialty Chemicals Canada, Inc., Hexion Specialty Chemicals B.V., Hexion Specialty Chemicals UK Limited, Borden Chemical UK Limited, the lenders party thereto and JP Morgan Chase Bank, N.A., as Administrative Agent, Credit Suisse, as Syndication Agent, Citicorp North America, Inc., as Documentation Agent, and Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Bookrunners (incorporated herein by reference to Exhibit 10.71 to Amendment No. 8 to Hexion’s Registration Statement on Form S-1 filed on May 15, 2006 (File No. 333-124287))

10.71**	Employment, Employment Separation and General Release Agreement dated May 26, 2006 between the Company and Layle K. Smith (incorporated herein by reference to Exhibit 10.72 to Amendment No. 9 to Hexion’s Registration Statement on Form S-1 filed on June 2, 2006 (File No. 333-124287))

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Exhibit Number	Description of Document

10.72	Hexion Specialty Chemicals, Inc. 2006 Salaried Incentive Plan

12.1*	Statement regarding computation of ratios

21.1	List of Subsidiaries of the registrant

23.1	Consent of Deloitte & Touche LLP, an independent registered public accounting firm

23.2	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

23.3	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

23.4	Consent of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

24.1**	Powers of Attorney of the directors and officers of the registrant (attached to signature pages)

25.1*	Form T-1 (Wilmington Trust Company)

99.1*	Letter of Transmittal

99.2*	Notice of Guaranteed Delivery

99.3*	Letter to Brokers

99.4*	Letter to Clients

*	Previously filed
**	Incorporated by reference
†	The schedules and exhibits to these agreements are omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit.

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